As confidentially submitted to the Securities and Exchange Commission on December 23, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Just Eat Takeaway.com N.V.
(Exact Name of Registrant as Specified in Its Charter)
N/A
(Translation of Registrant’s name into English)
The Netherlands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	[Not Applicable] (I.R.S. Employer Identification Number)
Sophie Versteege
Company Secretary
Just Eat Takeaway.com N.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
+31 (0)20 210 7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: +1 302-738-6680
(Name, address, including zip code and telephone number including area code, of agent for service)
Copies to:
Alyssa K. Caples, Esq. G.J. Ligelis Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Margo Drucker, Esq. Grubhub Inc. 111 W. Washington Street Suite 2100 Chicago, Illinois 60602 (877) 585-7878	Daniel Wolf, Esq. Laura Sullivan, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
Approximate date of commencement of proposed sale of the securities to the public: As promptly as practicable after the date this Registration Statement becomes effective and upon the satisfaction or waiver of all other conditions to completion of the transactions described herein.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Just Eat Takeaway.com ordinary shares, nominal value €0.04 per share(1)(2)	(3)	Not applicable	(4)	(5)
(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional ordinary shares, nominal value €0.04 per share (“New Just Eat Takeaway.com Shares”), of Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)
The New Just Eat Takeaway.com Shares will initially be represented by American depositary shares, each of which represents one ordinary share of the Registrant and may be represented by American depositary receipts (“New Just Eat Takeaway.com ADSs”). The New Just Eat Takeaway.com ADSs have been or will be registered under a separate registration statement on Form F-6.

(3)	Represents the maximum number of the New Just Eat Takeaway.com Shares estimated to be issued in connection with the mergers described in the enclosed proxy statement/prospectus.
(4)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) and 457(f)(1) of the Securities Act. The market value of shares of common stock, par value $0.0001 per share (“Grubhub Shares”), of Grubhub Inc. (“Grubhub”) (the securities to be canceled in connection with the mergers) was calculated as the product of (a)   Grubhub Shares (being the maximum possible number of Grubhub Shares that may be canceled and exchanged in the mergers, including the total number of Grubhub Shares issuable under outstanding Grubhub equity awards) and (b) $ , the average of the high and low prices per share of Grubhub Shares, as quoted on the New York Stock Exchange on    2021.

(5)	Calculated at a rate equal to $109.10 per $1,000,000 multiplied by the proposed maximum aggregate offering price.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is subject to completion and amendment. The registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.
PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 23, 2020

   2021
TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT
Dear Grubhub Stockholders:
As previously announced, Grubhub Inc. (“Grubhub”) entered into an Agreement and Plan of Merger with Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”), Checkers Merger Sub I, Inc. and Checkers Merger Sub II, Inc. on 10 June 2020 (as amended on 4 September 2020) (the “Merger Agreement”), whereby Just Eat Takeaway.com will acquire Grubhub in an all-share combination in accordance with the Merger Agreement (the “Transaction”).
If the Transaction is completed, holders of shares of Grubhub common stock (“Grubhub Shares” and, the holders of such Grubhub Shares, “Grubhub Stockholders”) immediately prior to the Transaction will receive, for each Grubhub Share held, newly issued American depositary shares of Just Eat Takeaway.com (“New Just Eat Takeaway.com ADSs”) representing 0.6710 shares of the share capital of Just Eat Takeaway.com (“Just Eat Takeaway.com Shares”) (the “merger consideration”). Each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share. Based on the estimated number of Grubhub Shares and Just Eat Takeaway.com Shares (excluding treasury shares) that will be outstanding immediately prior to the completion of the Transaction (“Completion”), it is expected that, immediately after Completion, Grubhub Stockholders will own approximately 30% of Just Eat Takeaway.com’s outstanding share capital.
The value of the merger consideration will fluctuate with the market value of Just Eat Takeaway.com Shares until the Transaction is completed. Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €98.60 and the Euro-Dollar exchange rate of 1.13585, in each case, on 9 June 2020, the last trading day of the Just Eat Takeaway.com Shares before the public announcement of the Merger Agreement, the merger consideration represented approximately $75.15 in implied value per Grubhub Share, which represented a premium of approximately 30% over the closing price of a Grubhub Share on 9 June 2020. Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €  and the Euro-Dollar exchange rate of  , in each case, on   2021, the last practicable trading day before the date of the accompanying proxy statement/prospectus, the implied value of the merger consideration is $ . The Grubhub Shares are currently listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “GRUB,” the Just Eat Takeaway.com Shares are currently listed on Euronext Amsterdam under the trading symbol “TKWY” and on the London Stock Exchange under the trading symbol “JET” and, at or prior to Completion, the New Just Eat Takeaway.com ADSs will be listed on the Nasdaq Global Select Market (“Nasdaq”) for trading under the symbol “  .”
The Transaction will be accomplished through a series of transactions, subject to the terms and conditions of the Merger Agreement, which are described in more detail in the accompanying proxy statement/prospectus.
Grubhub will hold a special meeting of its stockholders (the “Grubhub Stockholder Meeting”) to vote on a proposal to adopt the Merger Agreement and approve related matters as described in the accompanying proxy statement/prospectus. Due to health and safety concerns resulting from the COVID-19 pandemic, the Grubhub Stockholder Meeting will be held exclusively in a virtual format on   2021 at   a.m. (Central Time). You are entitled to attend and participate in the Grubhub Stockholder Meeting only if you were a Grubhub Stockholder of record as of the close of business on   2021, the record date for the Grubhub Stockholder Meeting (the “Grubhub record date”), or hold a valid proxy of such a Grubhub Stockholder for the Grubhub Stockholder Meeting. To be admitted to the stockholders’ portion of the Grubhub Stockholder Meeting at    , you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the Grubhub Stockholder Meeting in person.
At the Grubhub Stockholder Meeting, Grubhub Stockholders will be asked to consider and vote on:
•	a proposal to adopt the Merger Agreement,
•
a proposal to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to named executive officers of Grubhub in connection with the transactions contemplated by the Merger Agreement, and

•
a proposal to adjourn the Grubhub Stockholder Meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Grubhub Stockholder Meeting to adopt the Merger Agreement.

The Grubhub board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transaction, and recommends that Grubhub Stockholders vote “FOR” each proposal.
YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF GRUBHUB SHARES THAT YOU OWN. Whether or not you expect to attend the Grubhub Stockholder Meeting, we urge you to submit a proxy to have your Grubhub Shares voted as promptly as possible by either: (1) logging onto the website shown on your enclosed proxy card and following the instructions to vote online; (2) dialing the toll-free number shown on your enclosed proxy card and following the instructions to vote by phone; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your Grubhub Shares may be represented and voted at the Grubhub Stockholder Meeting. If your Grubhub Shares are held in a Grubhub plan or in the name of a broker, bank, trustee or other nominee, please follow the instructions on the enclosed voting instruction form furnished by the plan trustee or administrator, or such broker, bank, trustee or other nominee.
The accompanying proxy statement/prospectus provides important information regarding the Grubhub Stockholder Meeting and a detailed description of the Merger Agreement, the transactions contemplated by the Merger Agreement, including the Transaction, and the matters to be presented at the Grubhub Stockholder Meeting. A copy of the Merger Agreement is attached as Annex A-1 to the accompanying proxy statement/prospectus, and is incorporated by reference therein. We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. Please pay particular attention to “Risk Factors” beginning on page 34 of the accompanying proxy statement/prospectus.
We hope you join the Grubhub Stockholder Meeting and look forward to the successful completion of the Transaction.
Sincerely,

Matthew Maloney
Founder and Chief Executive Officer
Grubhub Inc.
Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the Transaction or the securities to be issued in connection with the Transaction, passed upon the merits or fairness of the Transaction or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated   2021, and is first being mailed to Grubhub Stockholders on or about   2021.

Grubhub Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON     2021
   2021
To the Stockholders of Grubhub Inc.:
A special meeting of Grubhub Inc. Stockholders (the “Grubhub Stockholder Meeting”), will be held at   a.m. (Central Time), on   2021, exclusively via the Internet. The Grubhub Stockholder Meeting is being held to consider and vote on the following proposals:
•
to adopt the Agreement and Plan of Merger, dated as of 10 June 2020, as amended by the First Amendment to the Agreement and Plan and Merger, dated as of 4 September 2020, and as it may be further amended from time to time (the “Merger Agreement”), by and among Grubhub Inc. (“Grubhub”), Just Eat Takeaway.com N.V., Checkers Merger Sub I, Inc. and Checkers Merger Sub II, Inc., a copy of which is attached as Annexes A-1 and A-2 to the proxy statement/prospectus accompanying this notice (such proposal, the “Merger Agreement proposal”, and the all-share combination of Just Eat Takeaway.com N.V. with Grubhub in accordance with the Merger Agreement, the “Transaction”);

•
to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to named executive officers of Grubhub in connection with the transactions contemplated by the Merger Agreement (such proposal, the “non-binding compensation proposal”); and

•
to adjourn the Grubhub Stockholder Meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Grubhub Stockholder Meeting to approve the Merger Agreement proposal (such proposal, the “adjournment proposal”).

Grubhub will transact no other business at the Grubhub Stockholder Meeting, except for such business as may properly be brought before the Grubhub Stockholder Meeting or any adjournment or postponement thereof. Please refer to the accompanying proxy statement/prospectus for further information with respect to the business to be transacted at the Grubhub Stockholder Meeting.
The Grubhub board of directors (the “Grubhub Board”) has fixed the close of business on   2021 as the record date for the Grubhub Stockholder Meeting (the “Grubhub record date”). Only holders of shares of Grubhub common stock (“Grubhub Shares” and, the holders of such Grubhub Shares, “Grubhub Stockholders”) as of the Grubhub record date are entitled to notice of, and to vote at, the Grubhub Stockholder Meeting and any adjournment or postponement thereof. Any Grubhub Stockholder entitled to attend and vote at the Grubhub Stockholder Meeting is entitled to appoint a proxy to attend and vote on such Grubhub Stockholder’s behalf. Such proxy need not be a Grubhub Stockholder.
Your vote is very important regardless of the number of Grubhub Shares that you own. The transactions contemplated by the Merger Agreement, including the Transaction, cannot be completed without the approval of the Merger Agreement proposal by the affirmative vote of the holders of a majority of the outstanding Grubhub Shares entitled to vote thereon as of the Grubhub record date. To ensure you are represented at the Grubhub Stockholder Meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet following the instructions on the enclosed proxy card. Please vote promptly whether or not you expect to attend the Grubhub Stockholder Meeting. Submitting a proxy now will not prevent you from being able to vote during the Grubhub Stockholder Meeting.
The Grubhub Board has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommends that you vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.
By Order of the Grubhub Board of Directors,

Margo Drucker
Chief Legal Officer and Secretary

Chicago, IL
   2021

PLEASE VOTE YOUR GRUBHUB SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, THE MERGER AGREEMENT PROPOSAL, THE NON-BINDING COMPENSATION PROPOSAL, THE ADJOURNMENT PROPOSAL, OR VOTING YOUR GRUBHUB SHARES, PLEASE CONTACT:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 717-3936
Banks & Brokers May Call Collect: (212) 750-5833

ADDITIONAL INFORMATION
The accompanying proxy statement/prospectus incorporates important business and financial information about Grubhub from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing, or by telephone, from Grubhub at the following address and telephone number:
Grubhub Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602
(877) 585-7878
Attn: Secretary
In addition, if you have any questions concerning the Transaction, the Merger Agreement, the Grubhub Stockholder Meeting or the accompanying proxy statement/prospectus, or if you would like additional copies of the accompanying proxy statement/prospectus (at no charge) or need help submitting a proxy to have your Grubhub Shares voted, please contact Innisfree M&A Incorporated, Grubhub’s proxy solicitor. Grubhub Stockholders may call toll-free at (877) 717-3936; banks and brokers may call collect at (212) 750-5833. You will not be charged for any of these documents.
If you would like to request documents, please do so no later than five business days before the date of the Grubhub Stockholder Meeting (which is    2021) to receive them before the Grubhub Stockholder Meeting.
See “Where You Can Find More Information” beginning on page 310 of the accompanying proxy statement/prospectus for further information.
i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of the registration statement on Form F-4 filed by Just Eat Takeaway.com with the U.S. Securities and Exchange Commission, constitutes a prospectus of Just Eat Takeaway.com under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to the New Just Eat Takeaway.com Shares (which will be represented by the New Just Eat Takeaway.com ADSs) to be issued to Grubhub Stockholders as the merger consideration. This proxy statement/prospectus also constitutes a proxy statement for Grubhub under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended. In addition, it constitutes a notice of meeting with respect to the Grubhub Stockholder Meeting.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated    2021. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. The mailing of this proxy statement/prospectus to Grubhub Stockholders shall not create any implication to the contrary.
This proxy statement/prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Just Eat Takeaway.com has been provided by Just Eat Takeaway.com and information contained in this proxy statement/prospectus regarding Grubhub has been provided by Grubhub.
A prospectus will be approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”), as competent authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”) (the “EU Prospectus”). Just Eat Takeaway.com will request that the AFM notify its approval in accordance with article 25(1) of the EU Prospectus Regulation to the competent authority in the United Kingdom, the Financial Conduct Authority of the United Kingdom (the “FCA”), with a certificate of approval attesting that the EU Prospectus has been prepared in accordance with the EU Prospectus Regulation. The EU Prospectus will be issued solely in connection with the admission to listing and trading of the New Just Eat Takeaway.com Shares on Euronext Amsterdam (the “NL Admission”) and the admission to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities of the New Just Eat Takeaway.com Shares (the “UK Admission”) and does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities by any person. No New Just Eat Takeaway.com Shares nor any other securities in Just Eat Takeaway.com have been marketed to, nor are available for purchase, in whole or in part, by the public in the part of the Kingdom of the Netherlands located in Europe (“the Netherlands”) or the United Kingdom of Great Britain and Northern Ireland (“United Kingdom” or “UK”) or elsewhere in connection with the UK Admission or the NL Admission, save for the holders of all issued and outstanding Grubhub Shares.
Just Eat Takeaway.com is required to obtain the approval of the General Meeting (as defined herein) for the Transaction pursuant to Dutch law and Rule 10 of the Listing Rules. On 25 August 2020, Just Eat Takeaway.com published an FCA-approved shareholder circular (the “Circular”). The Circular contained material information in connection with the Transaction and the resolutions set out in the notice of Extraordinary General Meeting of Just Eat Takeaway.com (the “Resolutions”). On 7 October 2020, Just Eat Takeaway.com held the Extraordinary General Meeting (as defined herein) and obtained the Just Eat Takeaway.com Shareholder Approval (as defined herein).
The web address of Just Eat Takeaway.com has been included as an inactive textual reference only. The EU Prospectus, Circular and Just Eat Takeaway.com website are not incorporated by reference into, and do not form a part of, this proxy statement/prospectus.

Unless otherwise indicated or as the context otherwise requires, as used in this proxy statement/prospectus:
•	“ADRs” refer to American depositary receipts that evidence American depositary shares;
•	“AFM” refers to the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);
•
“Active Markets” refer to the United Kingdom, Germany, Canada, the Netherlands, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland;

•
“Acquired German Businesses” refer to the German business of Delivery Hero acquired on 1 April 2019, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany;

•	“Articles” refer to the articles of association of Just Eat Takeaway.com;
•	“BofA Securities” refers to Bank of America Merrill Lynch International DAC, Amsterdam Branch, a subsidiary of Bank of America Corporation, acting as one of Just Eat Takeaway.com’s financial advisors;
•
“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in any of the City of New York, United States, London, United Kingdom or Amsterdam, the Netherlands are authorized or required by law to be closed;

•	“BW” refers to the Dutch Civil Code (Burgerlijk Wetboek);
•	“CFIUS” refers to the Committee on Foreign Investment in the United States;
•	“CGU” refers to a cash-generating unit;
•	“CIDOR” refers to the Canada Three Month Interbank Rate;
•	“Circular” refers to the FCA-approved shareholder circular published by Just Eat Takeaway.com on 25 August 2020;
•	“CMA” refers to the UK Competition and Markets Authority;
•	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended;
•	“CODM” refers to a chief operating decision maker;
•	“Completion” refers to the completion of the Transaction pursuant to the Merger Agreement;
•	“Conditions” refer to the conditions to Completion as set out in the Merger Agreement;
•	“Convertible Bonds” refer, collectively, to the Convertible Bonds 2019 and the Convertible Bonds 2020;
•	“Convertible Bonds 2019” refer to the €250 million aggregate principal amount of 2.25% convertible bonds due 2024 issued by Just Eat Takeaway.com on 25 January 2019;
•	“Convertible Bonds 2020” refer to the €300 million aggregate principal amount of 1.25% convertible bonds due 2026 issued by Just Eat Takeaway.com on 30 April 2020;
•
“core-based statistical areas” refer to the U.S. geographic areas designated as such by the U.S. Office of Management and Budget, in each case consisting of the county or counties or equivalent entities associated with at least one core (urbanized area or urban cluster) of at least 10,000 population, plus adjacent counties having a high degree of social and economic integration with the core as measured through commuting ties with the counties associated with the core;

•
“counterparty financial projections” refer to the financial projections regarding Just Eat Takeaway.com’s potential future performance developed by Grubhub management based on publicly available equity analyst forecasts, subject to certain adjustments based on Grubhub management’s assumptions and due diligence review, in connection with the Transaction;

•
“CREST” refers to the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with Uncertificated Securities Regulations 2001 (SI 2001/3755);

•	“DCGC” refers to the Dutch Corporate Governance Code;
•	“Delivery” refers to delivery services provided by the Just Eat Takeaway.com Group’s own logistical food delivery services for Orders from restaurants that do not deliver themselves;
•	“Delivery Hero” refers to Delivery Hero S.E.;
•	“depositary bank” refers to Deutsche Bank Trust Company Americas, as depositary bank for the New Just Eat Takeaway.com ADSs;
•
“deposit agreement” refers to the deposit agreement dated    , among Just Eat Takeaway.com, Deutsche Bank Trust Company Americas, as depositary bank, and all holders and beneficial owners of Just Eat Takeaway.com ADSs evidenced by ADRs issued thereunder;

•	“DGCL” refers to the General Corporation Law of the State of Delaware;
•	“DOJ” refers to the U.S. Department of Justice;
•	“ECAC” refers to El Cocinero a Cuerda SL;
•	“Enlarged Group” refers to the Just Eat Takeaway.com Group, as enlarged by the Transaction with effect from Completion;
•	“EU” refers to the European Union;
•
“EU Prospectus” refers to a prospectus to be prepared by Just Eat Takeaway.com pursuant to the EU Prospectus Regulation in respect of the admission to listing and trading on Euronext Amsterdam and the admission to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities of the New Just Eat Takeaway.com Shares;

•
“EU Prospectus Regulation” refers to Regulation (EU) 2017/1129 of the European Parliament and Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC;

•	“EURIBOR” refers to euro Interbank Offered Rate;
•	“Euronext Amsterdam” refers to Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V.;
•	“Evercore” refers to Evercore Group L.L.C., acting as one of Grubhub’s financial advisors;
•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;
•	“exchange agent” refers to , as exchange agent for the Transaction;
•	“exchange ratio” refers to 0.6710;
•	“Extraordinary General Meeting” refers to the extraordinary general meeting of Just Eat Takeaway.com Shareholders;
•	“FCA” refers to the Financial Conduct Authority of the United Kingdom;
•	“final surviving company” refers to Merger Sub II as the surviving company in the subsequent merger;
•	“financial projections” refers to the Grubhub financial projections and the counterparty financial projections;
•	“first effective time” refers to the effective time of the initial merger;
•	“foreign private issuer” refers to a foreign company that qualifies as a “foreign private issuer” as defined in Rule 3b-4(c) of the Exchange Act and Rule 405 of the Securities Act;
•	“FSMA” refers to the UK Financial Services and Markets Act 2000, as amended;
•	“FTC” refers to the U.S. Federal Trade Commission;
•	“FTSE” refers to Financial Times Stock Exchange;
•	“GAAP” refers to U.S. Generally Accepted Accounting Principles;

•
“General Meeting” refers to the general meeting of Just Eat Takeaway.com (the corporate body) or the meeting in which Just Eat Takeaway.com Shareholders and all other persons entitled to attend general meetings of Just Eat Takeaway.com assemble, as the context requires;

•
“German Businesses Acquisition” refers to the Just Eat Takeaway.com Group’s acquisition of the German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany, which was completed on 1 April 2019;

•	“GMV” refers to gross merchandise value of food ordered through an online food delivery marketplace;
•	“Goldman Sachs” refers to Goldman Sachs International, acting as one of Just Eat Takeaway’s financial advisors;
•	“Grubhub” refers to Grubhub Inc., a Delaware corporation;
•	“Grubhub Board” refers to the board of directors of Grubhub;
•	“Grubhub bylaws” refer to the Amended and Restated Bylaws of Grubhub, effective as of 4 April 2014;
•	“Grubhub certificate of incorporation” refers to the Amended and Restated Certificate of Incorporation of Grubhub, effective as of 9 April 2014;
•
“Grubhub financial projections” refer to the non-public, internal financial projections regarding Grubhub’s potential future performance prepared by Grubhub management in connection with the Transaction;

•	“Grubhub Group” refers collectively to Grubhub and its subsidiaries from time to time;
•	“Grubhub record date” refers to the close of business on ;
•	“Grubhub Senior Notes” refer to the $500 million aggregate principal amount of 5.500% senior notes due 2027 issued by Grubhub Holdings Inc., a wholly owned subsidiary of Grubhub, on 10 June 2019;
•	“Grubhub Shares” refer to all shares of common stock, with a par value $0.0001 per share, of Grubhub issued and outstanding from time to time;
•	“Grubhub Stockholder” refers to a holder of Grubhub Shares from time to time;
•	“Grubhub Stockholder Meeting” refers to a meeting of Grubhub Stockholders to consider and vote upon the adoption of the Merger Agreement and such other matters as may be legally required;
•	“HSR Act” refers to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•	“IAS” refers to International Accounting Standards as issued by the IASB;
•	“IASB” refers to the International Accounting Standards Board;
•	“iFood” refers to iFood Holdings B.V.;
•	“IFRS” refers to International Financial Reporting Standards as issued by the IASB;
•	“IFRS (EU)” refers to International Financial Reporting Standards as adopted by the EU;
•	“IRS” refers to the U.S. Internal Revenue Service;
•	“initial merger” refers to the merger of Merger Sub I with and into Grubhub in accordance with the Merger Agreement;
•	“initial surviving company” refers to Grubhub as the surviving company in the initial merger;
•	“IT” refers to information technology;
•	“Just Eat” refers to Just Eat Limited (formerly Just Eat plc), a limited company incorporated in England and Wales with registered number 06947854;
v

•	“Just Eat Acquisition” refers to the acquisition by Just Eat Takeaway.com of the entire issued share capital of Just Eat plc, which became unconditional in all respects on 31 January 2020;
•	“Just Eat Group” refers to Just Eat Limited and its subsidiaries;
•	“Just Eat Facility” refers to that certain multi-currency revolving loan facility entered into by Just Eat on 2 November 2017, as amended and restated on 9 March 2020;
•
“Just Eat Takeaway.com” refers to Just Eat Takeaway.com N.V. (formerly Takeaway.com N.V.), a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands;

•	“Just Eat Takeaway.com ADSs” refer to American depositary shares representing Just Eat Takeaway.com Shares;
•	“Just Eat Takeaway.com Boards” refer to the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board together;
•
“Just Eat Takeaway.com CDI” refers to a CREST depositary interest, issued by CREST Depositary Limited whereby CREST Depositary Limited will hold overseas securities on bare trust for the CREST member to whom it has issued a depositary interest, in respect of a Just Eat Takeaway.com Share;

•	“Just Eat Takeaway.com Group” refers collectively to Just Eat Takeaway.com and its subsidiaries;
•
“Just Eat Takeaway.com Management Board” refers to the members of the management board of the Just Eat Takeaway.com as described in “Information about the Management and Compensation of Just Eat Takeaway.com—Composition of the Just Eat Takeaway.com Management Board” beginning on page 239 of this proxy statement/prospectus;

•	“Just Eat Takeaway.com Managing Director” refers to a member of the Just Eat Takeaway.com Management Board;
•	“Just Eat Takeaway.com Shareholder” refers to a holder of Just Eat Takeaway.com Shares from time to time;
•	“Just Eat Takeaway.com Shareholder Resolutions” refer to the resolutions set out in the notice of the Extraordinary General Meeting held on 7 October 2020;
•	“Just Eat Takeaway.com Shares” refer to the ordinary shares with a nominal value of €0.04 each in the share capital of Just Eat Takeaway.com from time to time;
•
“Just Eat Takeaway.com Supervisory Board” refers to the members of the supervisory board of Just Eat Takeaway.com as described in “Information about the Management and Compensation of Just Eat Takeaway.com—Composition of the Just Eat Takeaway.com Supervisory Board” beginning on page 240 of this proxy statement/prospectus;

•	“Just Eat Takeaway.com Supervisory Director” refers to a member of the Just Eat Takeaway.com Supervisory Board;
•	“LIBOR” refers to London Interbank Offered Rate;
•	“Listing Rules” refer to the listing rules made by the FCA pursuant to the FSMA governing, inter alia, admission of securities to the Official List of the FCA;
•	“London Stock Exchange” or “LSE” refers to London Stock Exchange plc;
•
“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of 10 June 2020, among Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II, as amended by the First Amendment to the Merger Agreement, dated as of 4 September 2020, among Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II, providing for the all-share combination of Just Eat Takeaway.com with Grubhub, copies of which are attached as Annexes A-1 and A-2 to this proxy statement/prospectus;

•	“Merger Sub I” refers to Checkers Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Just Eat Takeaway.com;

•	“Merger Sub II” refers to Checkers Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of Just Eat Takeaway.com;
•	“Merger Subs” refer to Merger Sub I and Merger Sub II;
•	“mergers” refer to the initial merger and the subsequent merger;
•	“NA”, “N.A.” or “n.a.” refer to not applicable;
•	“Nasdaq” refers to the Nasdaq Global Select Market;
•	“New Just Eat Takeaway.com ADSs” refer to the American depositary shares representing Just Eat Takeaway.com Shares that are to be issued to Grubhub Stockholders in connection with the Transaction;
•	“New Just Eat Takeaway.com Shares” refer to the Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs;
•	“NYSE” refers to the New York Stock Exchange;
•	“online food delivery business” refers to a business operating online food ordering that receives orders predominantly for delivery (and, to a much lesser extent, for pick-up);
•	“online food delivery marketplace” refers to an online food delivery business not being a food chain or restaurant;
•	“online food ordering” refers to online food ordering for delivery or pick-up;
•	“PCAOB” refers to the U.S. Public Company Accounting Oversight Board;
•	“PFIC” refers to a passive foreign investment company for U.S. federal income tax purposes;
•	“SEC” refers to the U.S. Securities and Exchange Commission;
•	“second effective time” refers to the effective time of the subsequent merger;
•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;
•	“STAK” refers to Stichting Administratiekantoor Takeaway.com.;
•	“subsequent merger” refers to the merger of the initial surviving company with and into Merger Sub II in accordance with the Merger Agreement;
•	“Takeaway.com” refers to the legacy business of Takeaway.com N.V. as it existed prior to the Just Eat Acquisition;
•	“the Netherlands” refers to the part of the Kingdom of Netherlands located in Europe;
•	“Transaction” refers to the all-share combination of Just Eat Takeaway.com with Grubhub in accordance with the Merger Agreement;
•	“Treasury” refers to the U.S. Department of the Treasury;
•	“Treasury Regulations” refer to the Treasury regulations promulgated under the Code;
•	“UKLA” refers to the FCA acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
•	“United Kingdom” or “UK” refers to the United Kingdom of Great Britain and Northern Ireland;
•	“United States” or “U.S.” refers to the United States of America;
•	“Voting and Support Agreement” refers to the voting and support agreement dated 10 June 2020 and made between Jitse Groen and Grubhub; and
•	“Wge” refers to the Dutch Act on Securities Transactions by Giro (Wet giraal effectenverkeer).
All brands, unless otherwise noted, referred to herein are trademarks owned or licensed by the Just Eat Takeaway.com Group or the Grubhub Group, as applicable.

Presentation of Financial and Other Information
This proxy statement/prospectus contains or incorporates by reference:
•
the audited consolidated financial statements of the Just Eat Takeaway.com Group as of 31 December 2019 and 2018 and for each of the years in the two-year period ended 31 December 2019, prepared in accordance with IFRS (the “Just Eat Takeaway.com Group’s consolidated financial statements”);

•
the audited consolidated financial statements of the Just Eat Group as of 31 December 2019 and 2018 and for each of the years in the two-year period ended 31 December 2019, prepared in accordance with IFRS (the “historical Just Eat Group’s consolidated financial statements”);

•
the unaudited condensed interim consolidated financial statements of the Just Eat Takeaway.com Group as of 30 June 2020, and for the six months ended 30 June 2020 and 2019, prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB (the “Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements”);

•
the audited consolidated financial statements of the Grubhub Group as of 31 December 2019 and 2018 and for each of the years in the two-year period ended 31 December 2019, prepared on the basis of GAAP (the “Grubhub Group’s consolidated financial statements”); and

•
the unaudited condensed consolidated financial statements of the Grubhub Group as of 30 June 2020, and for the six months ended 30 June 2020 and 2019, prepared in accordance with GAAP for interim financial information (the “Grubhub Group’s unaudited condensed consolidated financial statements”).

Unless indicated otherwise, financial data presented in this proxy statement/prospectus have been taken from Just Eat Takeaway.com Group’s consolidated financial statements, the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements, the historical Just Eat Group’s consolidated financial statements, the Grubhub Group’s consolidated financial statements and the Grubhub Group’s unaudited condensed consolidated financial statements included in or incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus also contains the unaudited pro forma condensed combined financial information of the Just Eat Takeaway.com Group as of and for the year ended 31 December 2019 and as of and for the six months ended 30 June 2020, each after giving effect to the Just Eat Acquisition and the Transaction (the “Pro Forma Financial Information”). See “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 245 of this proxy statement/prospectus.
For additional information on the presentation of financial information in this proxy statement/prospectus, see the Just Eat Takeaway.com Group’s consolidated financial statements and the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements beginning on page F-17 and page F-2, respectively, of this proxy statement/prospectus, the historical Just Eat Group’s consolidated financial statements beginning on page F-75 of this proxy statement/prospectus and the Grubhub Group’s consolidated financial statements and the Grubhub Group’s unaudited condensed consolidated financial statements incorporated by reference into this proxy statement/prospectus.
Key Non-IFRS Measures of the Just Eat Takeaway.com Group
Certain parts of this proxy statement/prospectus contain non-IFRS financial measures and ratios, including adjusted EBITDA and adjusted EBITDA margin as used by the Just Eat Takeaway.com Group (the “non-IFRS financial measures”). These are not recognized measures of financial performance or liquidity under IFRS. They are presented as the Just Eat Takeaway.com Group believes that they and similar measures are used in the industry in which the Just Eat Takeaway.com Group operates as a means of evaluating a company’s operating performance and liquidity. However, the non-IFRS financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this proxy statement/prospectus and they should not be considered in isolation or as a substitute for operating profit or loss, profit or loss for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from the Just Eat Takeaway.com Group’s consolidated financial statements, these data have not been audited or reviewed by the Just Eat Takeaway.com Group’s independent auditors.

Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA, as used by the Just Eat Takeaway.com Group, is defined as profit or loss for the period before depreciation and amortization, finance income and costs, share-based payments, share of results of associates and joint ventures, gain on disposal of joint ventures, acquisition-related transaction and integration costs and income tax expense, and, when presented at the segment level, which represents the Just Eat Takeaway.com Group’s measure of segment performance under IFRS 8, Operating Segments, also excludes Head Office costs, which are not allocated to the segments. The Just Eat Takeaway.com Group believes adjusted EBITDA is a useful measure for investors as it is the main measure used by its CODM to assess the performance of the businesses. Adjusted EBITDA is used internally for forecasting, budgeting and measuring its operating performance because it excludes items that are either non-cash, relate to the Just Eat Takeaway.com Group’s investments in associates and joint ventures and gains or losses on disposal, or do not reflect the day-to-day commercial performance of the business and, as a result, provides a measure of the underlying performance of the business and the Just Eat Takeaway.com Group believes it enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole. Adjusted EBITDA is derived from the Just Eat Takeaway.com Group’s consolidated financial statements, however, it is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. Limitations include the following:
•
adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
adjusted EBITDA excludes share-based payments, which have been, and will continue to be for the foreseeable future, a recurring expense in the Just Eat Takeaway.com Group’s business and a relevant component of its compensation strategy;

•	adjusted EBITDA does not reflect period to period changes in tax rates or income tax expense;
•	adjusted EBITDA does not reflect acquisition-related transaction and integration costs, which have been a material cost in the Just Eat Takeaway.com Group’s business during the periods under review;
•	adjusted EBITDA excludes legal, tax, and regulatory reserves and settlements that may reduce available cash;
•	adjusted EBITDA does not reflect the impact of earnings or charges resulting from certain matters the Just Eat Takeaway.com Group considers not to be indicative of ongoing operations;
•	adjusted EBITDA does not reflect changes in or cash requirements in working capital needs; and
•
certain adjustments made in calculating adjusted EBITDA contain estimates that the Just Eat Takeaway.com management believes reflect the underlying results of operations and therefore are subjective in nature.

Accordingly, adjusted EBITDA should not be considered as an alternative to profit or loss for the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group—Results of Operations” beginning on page 205 of this proxy statement/prospectus for a reconciliation of adjusted EBITDA for the Just Eat Takeaway.com Group to loss for the period as measured pursuant to IFRS.
Adjusted EBITDA margin, as used by the Just Eat Takeaway.com Group, is defined as adjusted EBITDA as a percentage of revenue (as defined in the statement of profit or loss and other comprehensive income or loss) for the relevant period. The Just Eat Takeaway.com Group believes adjusted EBITDA margin is a useful measure for investors as it is used by the Just Eat Takeaway.com Group and its CODM, together with adjusted EBITDA, to assess the underlying operational performance of the businesses, adjusting for non-cash and non-operating items. Adjusted EBITDA margin is used internally for purposes of forecasting, budgeting and measuring its operating performance because it excludes items that are either non-cash, relate to the Just Eat Takeaway.com

Group’s investments in associates and joint ventures and gains or losses on disposal, or do not reflect the day-to-day commercial performance of the business and, as a result, provides a measure of the underlying performance of the business and the Just Eat Takeaway.com Group believes adjusted EBITDA margin enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole while controlling for variance in revenue across such segments or periods. Adjusted EBITDA margin has limitations as a financial measure (including the limitations identified above with respect to adjusted EBITDA), should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS.
Unless explicitly stated otherwise, references to adjusted EBITDA and adjusted EBITDA margin in this proxy statement/prospectus are references to adjusted EBITDA and adjusted EBITDA margin as used by the Just Eat Takeaway.com Group. However, references to adjusted EBITDA in documents filed by Grubhub with the SEC which are incorporated by reference into this proxy statement/prospectus shall refer to adjusted EBITDA as used by the Grubhub Group unless stated otherwise (see “—Presentation of Financial and Other Information—Key Non-GAAP Measures of the Grubhub Group—Adjusted EBITDA” beginning on page x of this proxy statement/prospectus).
Key Non-GAAP Measures of the Grubhub Group
Certain parts of this proxy statement/prospectus contain non-GAAP financial measures and ratios, including adjusted EBITDA as used by the Grubhub Group (the “non-GAAP financial measures”). These are not recognized measures of financial performance or liquidity under GAAP. They are presented as Grubhub believes that they and similar measures are used in the industry in which the Grubhub Group operates as a means of evaluating a company’s operating performance and liquidity. However, the non-GAAP financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under GAAP or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-GAAP financial measures contained in this proxy statement/prospectus and they should not be considered in isolation or as a substitute for financial measures computed in accordance with GAAP. Although certain of these data have been extracted or derived from the Grubhub Group’s consolidated financial statements, these data have not been audited or reviewed by the Grubhub Group’s independent auditors.
Adjusted EBITDA
Adjusted EBITDA, as used by the Grubhub Group, is defined as net income (loss) adjusted to exclude acquisition, restructuring and certain legal costs, income taxes, net interest expense, depreciation and amortization and stock-based compensation expense. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. The Grubhub Group’s adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate adjusted EBITDA in the same manner.
Grubhub believes adjusted EBITDA is an important measure upon which management assesses the Grubhub Group’s operating performance. Grubhub uses adjusted EBITDA as a key performance measure because Grubhub management believes it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on the Grubhub Group’s fixed assets and the impact of stock-based compensation expense. Because adjusted EBITDA facilitates internal comparisons of the Grubhub Group’s historical operating performance on a more consistent basis, Grubhub also uses adjusted EBITDA for business planning purposes and in evaluating business opportunities and determining incentive compensation for certain employees. In addition, Grubhub management believes adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in the industry as a measure of financial performance and debt-service capabilities.
The Grubhub Group’s use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Grubhub Group’s results as reported under GAAP. Some of these limitations are:
•	adjusted EBITDA does not reflect the Grubhub Group’s cash expenditures for capital equipment or other contractual commitments;
x

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, the Grubhub Group’s working capital needs; and
•	other companies, including companies in the same industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
In evaluating adjusted EBITDA as presented by the Grubhub Group, you should be aware that in the future the Grubhub Group will incur expenses similar to some of the adjustments used in the calculation of adjusted EBITDA. The presentation of adjusted EBITDA should not be construed as indicating that the Grubhub Group’s future results will be unaffected by these expenses or by any unusual items. When evaluating the Grubhub Group’s performance, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and other GAAP results.
References to adjusted EBITDA (i) in this proxy statement/prospectus shall refer to adjusted EBITDA as used by the Grubhub Group only when explicitly identified as such and (ii) in documents filed by Grubhub with the SEC which are incorporated by reference into this proxy statement/prospectus shall refer to adjusted EBITDA as used by the Grubhub Group unless stated otherwise.
Key Non-IFRS Measures of the Just Eat Group
Certain parts of this proxy statement/prospectus contain reference to the non-IFRS financial measure underlying EBITDA as used by the Just Eat Group (the “JE non-IFRS financial measure”). This is not a recognized measure of financial performance or liquidity under IFRS. It is presented as Just Eat Takeaway.com believes that it and similar measures are used in the industry in which the Just Eat Group operated prior to the Just Eat Acquisition as a means of evaluating a company’s operating performance and liquidity. However, the JE non-IFRS financial measure presented herein may not be comparable to other similarly titled measures of other companies and is not a measurement under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the JE non-IFRS financial measure contained in this proxy statement/prospectus and it should not be considered in isolation or as a substitute for profit or loss for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from the historical Just Eat Group’s consolidated financial statements, these data have not been audited or reviewed by the Just Eat Group’s independent auditors. Except as otherwise provided, underlying EBITDA, as used by the Just Eat Group, is defined as profit or loss for the period before investment revenue and finance costs, taxation, depreciation, amortization and asset impairment charges, share-based payment charges, acquisition transaction and integration costs, foreign exchange gains and losses, share of results of associates and joint ventures and other gains and losses. Underlying EBITDA was used by the Just Eat Group’s CODM to assess internal performance, as it excludes items that are either non-cash, relate to investment, or do not reflect the day-to-day commercial performance of the business, and therefore provides a measure of the underlying performance of the business and is considered to enhance the comparability of profit or loss across segments. Underlying EBITDA is derived from the historical Just Eat Group’s consolidated financial statements, however, it is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Underlying EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. Limitations include:
•
underlying EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and underlying EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	underlying EBITDA excludes share-based payment charges, which have been a recurring expense in the Just Eat Group’s business and a relevant component of its compensation strategy;
•	underlying EBITDA does not reflect period to period changes in tax rates or income tax expense;

•
certain adjustments made in calculating underlying EBITDA contain estimates that the Just Eat Takeaway.com management believes reflect the underlying results of operations and therefore are subjective in nature; and

•	underlying EBITDA may be calculated differently by other companies, which reduces its usefulness as a comparative measure.
Accordingly, underlying EBITDA should not be considered as an alternative to profit or loss for the period. Unless explicitly stated otherwise, references to underlying EBITDA in this proxy statement/prospectus are references to underlying EBITDA as used by the Just Eat Group.
Reportable Segments
Just Eat Takeaway.com Group
The Just Eat Takeaway.com Group is organized on a country level for the purpose of conducting its activities and each country is identified as an operating segment. Four of the operating segments meet the quantitative criteria pursuant to IFRS 8, Operating Segments for reportable segments (United Kingdom, Germany, Canada and the Netherlands) following the Just Eat Acquisition and consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020, prior to which there were two reportable segments (Germany and the Netherlands) that met the quantitative thresholds. This increase from two to four reportable segments became effective in the six-month period ended 30 June 2020.
The other countries have been combined into an “all other segments” category which is named “Rest of the World,” and was referred to as “Other Leading Markets” prior to the Just Eat Acquisition. The Rest of the World comprises: Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland. With respect to the countries included in the Rest of the World during the periods under review, (i) the Just Eat Takeaway.com Group did not have operations in Australia, Denmark, Ireland, Italy, New Zealand, Norway and Spain during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019, such periods being prior to consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020, (ii) the Just Eat Takeaway.com Group did not have operations in France during the year ended 31 December 2019 and during the six-month period ended 30 June 2019, such periods being after the Just Eat Takeaway.com Group previously discontinued operations in France in February 2018 and prior to consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020 and (iii) as a result of acquisitions, the Just Eat Takeaway.com Group entered Israel in September 2018, Switzerland in June 2018 and Bulgaria and Romania in February 2018. Just Eat Takeaway.com has non-controlling interests in businesses in Brazil (iFood) and Mexico (ECAC). iFood is classified as an associate for accounting purposes, while Just Eat Takeaway.com’s participation in ECAC is classified as a joint venture, therefore neither business is consolidated. As the operating segments serve only external consumers, there is no revenue from transactions with other operating segments. See Note 11 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-42 of this proxy statement/prospectus for additional detail.
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. As a result, the Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.
Until 31 December 2019, Head Office was allocated to the segments. Beginning in the six-month period ended 30 June 2020, Head Office is no longer allocated to the segments. The segment data in the Just Eat Takeaway.com Group’s consolidated financial statements have been recast accordingly. Head Office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board. Not included in Head Office are costs of global IT and product functions, which are allocated to countries and therefore included in each segment’s adjusted EBITDA.
Grubhub
Grubhub has one reportable segment, which has been identified based on how the CODM of Grubhub manages the business, makes operating decisions and evaluates operating performance.

Exchange Rates
Just Eat Takeaway.com publishes its consolidated financial statements in euro, while Grubhub publishes its consolidated financial statements in U.S. dollars. In this proxy statement/prospectus, references to “€,” “euro.” “Euro,” or “EUR” are to the single currency adopted by participating member states of the European Union (the “EU”) relating to Economic and Monetary Union, references to “$,” “U.S. dollars,” “Dollars” or “USD” are to the lawful currency of the United States, references to “£,” “pounds sterling,” “British pounds sterling” or “GBP” are to the lawful currency of the United Kingdom, references to “Cdn$” and “Canadian dollars” are to the lawful currency of Canada, references to “Swiss franc” and “CHF” are to the lawful currency of Switzerland, and references to “R$” and “Brazilian real” are to the lawful currency of Brazil, references to “Polish Zloty” or “PLN” are to the lawful currency of Poland, references to “Israeli New Shekel” or “ILS” are to the lawful currency of Israel, references to “Bulgarian Lev” or “BGN” are to the lawful currency of Bulgaria, references to “Romanian Leu” or “RON” are to the lawful currency of Romania, references to “Australian dollar” are to the lawful currency of Australia and references to “Danish Krone” are to the lawful currency of Denmark.
References to the “Euro-Dollar exchange rate” refer to the Euro—U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at the time of LSE market close, except where another time is specified, in which case it refers to the Euro—U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at such specified time.
Rounding
The financial information set forth in this proxy statement/prospectus has been rounded for ease of presentation. In addition, percentages in tables may be calculated on the basis of such financial information prior to such rounding. As a result, percentages in tables may differ from the percentage that would be calculated based upon the rounded financial information presented or may not add up to 100% and the totals of other numerical figures, including certain financial data, shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Financial information has been rounded to the nearest million in all cases, unless otherwise stated.
Industry Data
References to market share are Just Eat Takeaway.com’s estimates based on the latest available data from a number of internal and external sources. Sources used by Just Takeaway.com include: data and web traffic monitoring (Google Trends), app download and use data (App Annie), credit card use data and email receipt analysis (Fox Intelligence).

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
Statements included in this proxy statement/prospectus and in documents incorporated by reference into this proxy statement/prospectus regarding the Transaction, the expected timetable for the Transaction, the benefits of the Transaction, future opportunities for the Enlarged Group and any other statements regarding Just Eat Takeaway.com’s, Grubhub’s or the Enlarged Group’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “positioned,” “possible,” “potential,” “predict,” “project,” “provide,” “should,” “strategy,” “will,” “would” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this proxy statement/prospectus.
Key factors that could cause the failure of the Transaction to be completed or, if completed, that could have an adverse effect on the results of operations, cash flows and financial position of the Enlarged Group and any anticipated benefits of the Transaction, and that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to, the following:
•	conditions to Completion, including the failure to obtain necessary shareholder approvals from Grubhub Stockholders;
•
challenges inherent in the merger of two businesses of the size and geographical diversity and scope of Just Eat Takeaway.com and Grubhub, including the risk that integration costs may be higher than foreseen or the process could take longer than anticipated and may disrupt their existing businesses;

•	uncertainties associated with the Transaction which may cause a loss of key Grubhub Group employees or disrupt existing business relationships;
•	restrictions in the Merger Agreement on the conduct of the business activities of the parties, including restrictions on the ability to pursue alternatives to the Transaction;
•	uncertainty of the value of the merger consideration that Grubhub Stockholders will receive due to a fixed exchange ratio and fluctuations in the price of Just Eat Takeaway.com Shares;
•	that certain Grubhub directors and executive officers have interests in the Transaction that are different from, or in addition to, the interests of Grubhub Stockholders generally;
•	significant transaction-related costs that the Just Eat Takeaway.com Group and the Grubhub Group will incur in connection with the Transaction;
•	the possibility that the actual results of operations, cash flows and financial position of the Enlarged Group will materially differ from the Pro Forma Financial Information;
•	risks relating to Just Eat Takeaway.com becoming subject to, and complying with, U.S. regulations, which are different from the regulations to which Just Eat Takeaway.com is currently subject;
•
the possibility that holders of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs in the U.S. may not be able to enforce civil liabilities against Just Eat Takeaway.com, the Just Eat Takeaway.com Managing Directors or the Just Eat Takeaway.com Supervisory Directors;

•	limited recourse for holders of New Just Eat Takeaway.com ADSs if Just Eat Takeaway.com or the depositary bank fails to meet its obligations under the deposit agreement;
•	the ability of Just Eat Takeaway.com, as a foreign private issuer, to file less information with the SEC than issuers that are not foreign private issuers;
•
the possibility of not being able to establish, maintain or expand leadership position and establish, maintain or increase profitability in some or all jurisdictions, including as a result of competition;

•	failure to continue to innovate or otherwise meet consumer expectations;

•	risks to reputation due to negative publicity and media coverage;
•
disruptions to IT systems and related infrastructure, including system outage or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers;

•	compromised security measures due to hacking, viruses, fraud and other malicious attacks, resulting in performance failures or failure to protect personal information provided by consumers;
•	potential software failures in restaurant management systems which facilitate the receiving and processing of online orders;
•	payment-related risks due to both the use of payment processors and collection of cash payments;
•	public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the recent COVID-19 outbreak;
•	the potential continued incurrence of substantial net losses in the future by the Just Eat Takeaway.com Group;
•
inability to continue to grow at historical rates or realize the benefits of growth initiatives and to retain existing restaurants and consumers or to acquire new restaurants and consumers in a cost-effective manner;

•	reliance on restaurants on the platforms maintaining their service levels to consumers;
•	risks associated with operating with joint venture and other partners;
•
changes in internet search engines’ algorithms or terms of service causing the Just Eat Takeaway.com Group’s or the Grubhub Group’s websites to be excluded from or ranked lower in organic search results;

•	weather conditions and seasonal fluctuations resulting in fluctuations in demand;
•
changes in, including interpretation or application of, the laws and regulations of each of the jurisdictions in which operations take place, particularly with respect to regulation of the Internet and e-commerce;

•	failure to maintain adequate protection for intellectual property rights and infringement of intellectual property;
•	potential increasing dependence of growth strategies on external sources of capital;
•	impact of economic conditions, including the resulting effect on consumer spending; and
•	fluctuations in currency exchange rates.
For a further discussion of these and other risks, contingencies and uncertainties applicable to the Just Eat Takeaway.com Group, the Grubhub Group and the Enlarged Group, see “Risk Factors” beginning on page 34 of this proxy statement/prospectus and the discussion of risks in Grubhub’s Annual Report on Form 10-K for the year ended 31 December 2019, Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2020 and in Grubhub’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.
Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of a document incorporated by reference, as applicable. All subsequent written or oral forward-looking statements attributable to Just Eat Takeaway.com or Grubhub or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section of the proxy statement/prospectus. Just Eat Takeaway.com and Grubhub are not required to and do not undertake any obligation to update or revise publicly any forward-looking statements or other data or statements contained within this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable federal securities law.

QUESTIONS AND ANSWERS
The following questions and answers are intended to address briefly some commonly asked questions regarding the Transaction and matters to be addressed at the Grubhub Stockholder Meeting. These questions and answers may not address all questions that may be important to Grubhub Stockholders. To better understand these matters, and for a description of the legal terms governing the Transaction, you should carefully read this entire proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
Q:	Why am I receiving this proxy statement/prospectus?
A:
Just Eat Takeaway.com and Grubhub have agreed to an all-share combination of Just Eat Takeaway.com with Grubhub in accordance with the Merger Agreement (the “Transaction”), pursuant to which Grubhub will become a wholly owned subsidiary of Just Eat Takeaway.com and will no longer be an independent, U.S. publicly-traded corporation. If the Transaction is completed, each issued and outstanding Grubhub Share (other than any Grubhub Shares owned by Grubhub, Just Eat Takeaway.com, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of Just Eat Takeaway.com) will be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company (the “initial surviving company stock”). Each such share of initial surviving company stock will immediately thereafter be automatically exchanged for newly issued American depositary shares of Just Eat Takeaway.com (each, a “New Just Eat Takeaway.com ADS”), representing 0.6710 Just Eat Takeaway.com Shares. Each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share. No fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.

Grubhub is holding the Grubhub Stockholder Meeting to obtain the Grubhub Stockholder approval necessary to adopt the Merger Agreement (the “Merger Agreement proposal”). In addition, Grubhub Stockholders will also be asked to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to named executive officers of Grubhub in connection with the transactions contemplated by the Merger Agreement (the “non-binding compensation proposal”) and to approve the adjournment of the Grubhub Stockholder Meeting from time to time, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement proposal (the “adjournment proposal”).
This proxy statement/prospectus serves as both a proxy statement of Grubhub and a prospectus of Just Eat Takeaway.com in connection with the Transaction.
It is important that your Grubhub Shares be represented and voted regardless of the size of your holdings. Whether or not you plan to attend the Grubhub Stockholder Meeting, we urge you to submit a proxy to have your Grubhub Shares voted in advance of the Grubhub Stockholder Meeting by using one of the methods described in this proxy statement/prospectus.
Q:	What are Grubhub Stockholders being asked to vote on?
A:	Grubhub Stockholders are being asked to vote on the following proposals:
•	the Merger Agreement proposal;
•	the non-binding compensation proposal; and
•	the adjournment proposal.
Q:	How does the Grubhub Board recommend that Grubhub Stockholders vote?
A:
The Grubhub Board has evaluated the Merger Agreement and the transactions contemplated thereby, including the Transaction, and (i) determined that it was fair to and in the best interest of Grubhub and the Grubhub Stockholders, and declared it advisable, that Grubhub enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Transaction; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by Grubhub of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transaction; (iii) resolved to recommend that the Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal; and (iv) directed that the Merger Agreement be submitted to the Grubhub Stockholders for adoption.
The Grubhub Board recommends that Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal. See “Grubhub Proposal I: Adoption of the Merger Agreement—Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board,” “Grubhub Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “Grubhub Proposal III: Adjournment of the Special Meeting” beginning on pages 86, 243 and 244, respectively, of this proxy statement/prospectus.
In considering the recommendation of the Grubhub Board, you should be aware that certain directors and executive officers of Grubhub have interests in the proposed transactions that are in addition to, or different from, any interests they might have as Grubhub Stockholders. See “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus.
Q:	How do Grubhub’s directors and executive officers intend to vote?
A:
Grubhub currently expects that Grubhub’s directors and executive officers will vote their Grubhub Shares “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

Q:	Are there any risks related to the Transaction or the Just Eat Takeaway.com Group’s business that I should consider in deciding whether to vote for approval of the Merger Agreement proposal?
A:
Yes. Before making any decision on whether and how to vote, you are urged to read carefully and in its entirety “Risk Factors” beginning on page 34 of this proxy statement/prospectus. You also should read and carefully consider the risk factors with respect to Grubhub that are contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What uncertainties and risks did the Grubhub Board consider in connection with the Transaction?
A:	The Grubhub Board carefully considered certain uncertainties and risks in its deliberations concerning the Transaction, including:
•
the possibility that the Transaction or the other transactions contemplated by the Merger Agreement may not be completed, or that their completion may be delayed for reasons that are beyond the control of Grubhub or Just Eat Takeaway.com, including the failure of Grubhub Stockholders to adopt the Merger Agreement or the failure of the Just Eat Takeaway.com Shareholders to approve the Just Eat Takeaway.com Shareholder Resolutions, including the share issuance and binding nominations, or the failure of Grubhub or Just Eat Takeaway.com to satisfy other requirements, including the receipt of regulatory approvals and clearances, that are conditions to closing the Transaction, and the materially adverse impact that such failure or delay could have on Grubhub’s financial or business condition, results of operations or stock price;

•
the possibility that, because the merger consideration is based on a fixed exchange ratio and does not provide Grubhub with a price-based termination right or adjustment for fluctuations in the trading price of Just Eat Takeaway.com Shares, Grubhub Stockholders would be exposed to adverse developments in Just Eat Takeaway.com’s business, operations, financial condition, earnings and prospects, and that, as a result, if there is a decrease in the trading price of Just Eat Takeaway.com Shares without a corresponding decrease in the trading price of Grubhub Shares, there would be a potential decrease in the implied value of the merger consideration;

•
the challenges inherent in the merger of two businesses of the size and geographical diversity and scope of Grubhub and Just Eat Takeaway.com, including the possible diversion of management attention for an extended period of time;

•
the risk that the Enlarged Group may not be able to successfully integrate the businesses of Grubhub and Just Eat Takeaway.com or that the costs of integration may be greater than anticipated and therefore the Enlarged Group may not be able to fully realize the anticipated benefits of the Transaction;

•
the execution risks associated with the implementation of the Enlarged Group’s long-term business plan and strategy, which may be different from the execution risks related to Grubhub’s stand-alone business plan;

•	the lack of opportunity for Grubhub Stockholders to participate in Grubhub’s potential upside as a standalone company, other than indirectly as part of the Enlarged Group;
•
Just Eat Takeaway.com’s right to respond to and negotiate with respect to unsolicited alternative proposals from third parties in certain circumstances and to terminate the Merger Agreement if a superior proposal were to become available, subject to Just Eat Takeaway.com being obligated to pay Grubhub a termination fee of $144 million, as more fully described under the section entitled “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus;

•
the Just Eat Takeaway.com Boards’ right to change their recommendation to the Just Eat Takeaway.com Shareholders to vote in favor of the Just Eat Takeaway.com Shareholder Resolutions, including the share issuance and binding nominations, if a superior proposal were to become available or in response to an intervening event, subject to Just Eat Takeaway.com being obligated to pay Grubhub a termination fee of $144 million in certain circumstances, as more fully described under the section entitled “The Merger Agreement—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus;

•
the restrictions in the Merger Agreement on the conduct of Grubhub’s business during the period between execution of the Merger Agreement and Completion, as more fully described under the section entitled “The Merger Agreement—Conduct of Business” beginning on page 150 of this proxy statement/prospectus, which may delay or prevent Grubhub from undertaking business opportunities that may arise or may negatively affect Grubhub’s ability to attract and retain key personnel;

•
the risk that the pendency of the Transaction or announcement of Completion could adversely affect Grubhub’s relationships with any persons with whom Grubhub has a business relationship, including its consumers and restaurant partners;

•	the risk that, despite the efforts of Grubhub and Just Eat Takeaway.com prior to Completion, the Enlarged Group may have difficulties in attracting and retaining key employees;
•	the transaction costs and retention costs to be incurred in connection with the Transaction, regardless of whether the Transaction is completed;
•
the fact that the Merger Agreement prohibits Grubhub from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Transaction, subject to limited exceptions, as more fully described under the section entitled “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus;

•
Grubhub’s obligation to pay Just Eat Takeaway.com a termination fee of $144 million in certain circumstances, as more fully described under the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 166 of this proxy statement/prospectus, and the risk that such termination fee may discourage third parties that might otherwise have an interest in a business combination with Grubhub from making alternative proposals;

•
the fact that some of Grubhub’s directors and executive officers have interests in the Transaction that are different from, or in addition to, the interests of Grubhub Stockholders generally, as more fully described under the section entitled “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus; and

•
the risks of the type and nature described under “Risk Factors” beginning on page 34 of this proxy statement/prospectus and the matters described under “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on page xiv of this proxy statement/prospectus.

For a more detailed discussion of the factors, including the negative factors, that the Grubhub Board considered in its deliberations concerning the Transaction, see “Grubhub Proposal I: Adoption of the Merger Agreement—Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board” beginning on page 86 of this proxy statement/prospectus.
Q:	Do any of the directors or executive officers of Grubhub have interests in the Transaction that may be different from or in addition to the interests of other Grubhub Stockholders?
A:
Yes, certain Grubhub directors and executive officers have interests in the Transaction that are different from, or in addition to, those of Grubhub Stockholders generally. For a detailed discussion of these interests, see “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus

Q:	When do you expect to complete the Transaction?
A:
Assuming the satisfaction (or, to the extent legally permissible, waiver) of the conditions to Just Eat Takeaway.com’s and Grubhub’s obligations to complete the Transaction, Just Eat Takeaway.com and Grubhub expect the Transaction to be completed on or about    2021. However, the Transaction is subject to various conditions, and it is possible that factors outside the control of Just Eat Takeaway.com and Grubhub could result in the Transaction being completed at a later time, or not at all. An end date of 31 December 2021 has been set for the first effective time.

Q:	What will Grubhub Stockholders receive in the Transaction?
A:
If the Transaction is completed, each Grubhub Share (other than any Grubhub Shares owned by Grubhub, Just Eat Takeaway.com, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of Just Eat Takeaway.com) automatically will be converted into the right to receive consideration consisting of (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares (the “merger consideration”), plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs, plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement. Each New Just Eat Takeaway.com ADS will represent one New Just Eat Takeaway.com Share. For the avoidance of doubt, no fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.

Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €98.60 and the Euro-Dollar exchange rate of 1.13585, in each case, on 9 June 2020, the last trading day of the Just Eat Takeaway.com Shares before the public announcement of the Merger Agreement, the merger consideration represented approximately $75.15 in value per Grubhub Share. Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €  and the Euro-Dollar exchange rate of  , in each case, on  , the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $  in value for each Grubhub Share. Because the Merger Agreement provides for a fixed number of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares underlying those New Just Eat Takeaway.com ADSs to be issued as part of the consideration payable in exchange for each Grubhub Share, the value of the merger consideration that Grubhub Stockholders will receive will depend on the market price of New Just Eat Takeaway.com Shares underlying such New Just Eat Takeaway.com ADSs and the Euro-Dollar exchange rate at the time the Transaction is completed. As a result, the value of the merger consideration that Grubhub Stockholders will receive upon Completion could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Grubhub Stockholder Meeting.
Q:	What is an American depositary share?
A:
An American depositary share, or ADS, represents a specified number of securities of a non-U.S. company deposited with a custodian bank. Each New Just Eat Takeaway.com ADS will represent one New Just Eat

Takeaway.com Share. New Just Eat Takeaway.com ADSs will be issued in book-entry form or will be issued in certificated form, in which case they will be evidenced by American depositary receipts, or ADRs. The New Just Eat Takeaway.com ADSs will be issued pursuant to the terms of the deposit agreement.
Q:	What are the important differences between a Just Eat Takeaway.com Share and a New Just Eat Takeaway.com ADS?
A:	While each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share, there are some differences between these two securities. These differences include:
•
New Just Eat Takeaway.com ADSs will trade in U.S. dollars, while Just Eat Takeaway.com Shares trade in euro on Euronext Amsterdam and Just Eat Takeaway.com CDIs trade in pounds sterling on the London Stock Exchange;

•
dividends paid in respect of New Just Eat Takeaway.com ADSs will be paid in U.S. dollars following conversion from euro by the depositary bank, while dividends paid in respect of Just Eat Takeaway.com Shares listed on Euronext Amsterdam will be paid in euro and dividends paid in respect of Just Eat Takeaway.com Shares listed on the London Stock Exchange will be paid in pounds sterling, and as a result certain dividends will be subject to currency fluctuations;

•
cash dividends paid in respect of New Just Eat Takeaway.com ADSs will be subject to a fee of up to $0.05 per New Just Eat Takeaway.com ADS while no such fee is payable by Just Eat Takeaway.com Shareholders;

•	prior to or at Completion, all New Just Eat Takeaway.com ADSs will be listed on Nasdaq while Just Eat Takeaway.com Shares are listed on Euronext Amsterdam and the London Stock Exchange;
•
holders of New Just Eat Takeaway.com ADSs vote the underlying New Just Eat Takeaway.com Shares by instructing the depositary bank how to vote the corresponding New Just Eat Takeaway.com Shares, while Just Eat Takeaway.com Shareholders vote directly at any General Meeting;

•
certain shareholders’ rights, such as the right to propose resolutions or the right to convene a General Meeting, may not be exercised by New Just Eat Takeaway.com ADS holders unless they first convert their New Just Eat Takeaway.com ADSs into Just Eat Takeaway.com Shares; and

•
Just Eat Takeaway.com Shareholders are entitled to receive mailed copies of proxy materials and documents from Just Eat Takeaway.com, while, in lieu of distributing such materials, the depositary bank may distribute to holders of New Just Eat Takeaway.com ADSs instructions on how to retrieve such materials upon request.

A holder of a New Just Eat Takeaway.com ADS may at any time exchange such holder’s New Just Eat Takeaway.com ADS for Just Eat Takeaway.com Shares, subject to certain limitations. See “—Can I elect to receive Just Eat Takeaway.com Shares instead of New Just Eat Takeaway.com ADSs?” beginning on page 6 of this proxy statement/prospectus.
For a more detailed discussion about Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs, see “Description of Just Eat Takeaway.com Shares” and “Description of Just Eat Takeaway.com American Depositary Shares” beginning on pages 266 and 272, respectively, of this proxy statement/prospectus.
Q:	Will the New Just Eat Takeaway.com ADSs issued to Grubhub Stockholders at the time of Completion be listed on an exchange?
A:
Yes. It is a condition to Completion that the New Just Eat Takeaway.com ADSs to be issued to Grubhub Stockholders in the Transaction be approved for listing on the NYSE or Nasdaq, subject to official notice of issuance. It is also a condition to Completion that the New Just Eat Takeaway.com Shares underlying such New Just Eat Takeaway.com ADSs be approved for (i) admission to the premium listing segment of the Official List of the FCA and to trading on the London Stock Exchange’s main market for listed securities and (ii) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange, subject only to the issuance of such New Just Eat Takeaway.com Shares upon Completion.

Q:	Can I sell the New Just Eat Takeaway.com ADSs that I receive in the Transaction?
A:
Yes, so long as there is sufficient market demand for the New Just Eat Takeaway.com ADSs. The New Just Eat Takeaway.com ADSs being issued in the Transaction will be transferable (subject to applicable restrictions under the U.S. securities laws) and will be registered with the SEC. It is a condition to Completion that the New Just Eat Takeaway.com ADSs being issued in the Transaction be approved for listing on the NYSE or Nasdaq, subject to official notice of issuance. However, following Completion, there can be no assurance that the New Just Eat Takeaway.com ADSs will continue to satisfy the listing requirements of Nasdaq or that a trading market in the New Just Eat Takeaway.com ADSs will develop or exist at any time. Further, no prediction can be made regarding the liquidity of any such market or the prices at which the New Just Eat Takeaway.com ADSs may trade at any point in time.

Q:	Can I elect to receive Just Eat Takeaway.com Shares instead of New Just Eat Takeaway.com ADSs?
A:
No. The merger consideration only consists of New Just Eat Takeaway.com ADSs. In connection with Completion, all Grubhub Stockholders will only be entitled to receive New Just Eat Takeaway.com ADSs and may not elect to receive Just Eat Takeaway.com Shares in lieu of New Just Eat Takeaway.com ADSs. However, once New Just Eat Takeaway.com ADSs are issued to you, you will have the right to convert those New Just Eat Takeaway.com ADSs into Just Eat Takeaway.com Shares, subject to the payment of any fees charged by the depositary bank relating to such conversion of New Just Eat Takeaway.com ADSs into Just Eat Takeaway.com Shares. Once you hold Just Eat Takeaway.com Shares, you may continue to hold Just Eat Takeaway.com Shares or you may sell those Just Eat Takeaway.com Shares on the London Stock Exchange or Euronext Amsterdam.

Upon Just Eat Takeaway.com’s reasonable determination Just Eat Takeaway.com may, or upon Grubhub’s reasonable request to the extent reasonably practicable, Just Eat Takeaway.com will permit (but not obligate) Grubhub Stockholders to elect to receive a number of Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) equal to the exchange ratio for each outstanding Grubhub Share in lieu of New Just Eat Takeaway.com ADSs issuable as the merger consideration.
For a more detailed discussion about the conversion of New Just Eat Takeaway.com ADSs into Just Eat Takeaway.com Shares and the fees and charges that may be charged by the depositary bank in relation to the New Just Eat Takeaway.com ADSs, see “Description of Just Eat Takeaway.com American Depositary Shares—Deposit, Withdrawal and Cancellation” and “Description of Just Eat Takeaway.com American Depositary Shares—Fees and Expenses” beginning on pages 272 and 276, respectively, of this proxy statement/prospectus.
Q:	If I am a Grubhub Stockholder, how will I receive the merger consideration to which I am entitled?
A:
After receiving any requisite documentation from you, following Completion, the exchange agent will mail to you (1) a statement reflecting the whole number of New Just Eat Takeaway.com ADSs you have the right to receive as merger consideration and (2) a check for the cash portion of any cash in lieu of fractional New Just Eat Takeaway.com ADSs and dividends to which you are entitled. If you hold your Grubhub Shares in certificated form, you will need to surrender your certificates for such Grubhub Shares to the exchange agent to receive the merger consideration which you are entitled to receive. For additional information about the exchange of Grubhub Shares for the merger consideration, see “Grubhub Proposal I: Adoption of the Merger Agreement—Exchange of Shares in the Mergers” beginning on page 116 of this proxy statement/prospectus.

Q:	Is the obligation of each of Just Eat Takeaway.com and Grubhub to complete the Transaction subject to any conditions?
A:
Yes. The obligation of each of Just Eat Takeaway.com and Grubhub to complete the Transaction is subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following Conditions:

•
receipt of (i) the approval by the Grubhub Stockholders of the Merger Agreement proposal (the “Grubhub Stockholder Approval”) and (ii) Just Eat Takeaway.com Shareholder approval of (a) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a of the Dutch Civil Code, (b) delegation of authority to the Just Eat Takeaway.com Management Board to issue the New Just Eat Takeaway.com Shares and (c) the terms of the Merger Agreement, in each case, by a majority of the votes validly cast by Just Eat Takeaway.com Shareholders at a General Meeting of Just Eat Takeaway.com (clauses (a), (b) and (c) together, the “Just Eat Takeaway.com Transaction Approvals”) (On 7 October 2020, Just Eat Takeaway.com held an Extraordinary General Meeting and obtained the Just Eat Takeaway.com Transaction Approvals.);
•
binding nominations for the appointment of the Grubhub Management Board nominee and the Grubhub Supervisory Board nominees not having been overruled by more than half of the votes validly cast, such number of votes representing more than one-third of Just Eat Takeaway.com’s issued share capital, at a General Meeting of the Just Eat Takeaway.com Shareholders (the “Just Eat Takeaway.com Board Nominee Approval” and, together with the Just Eat Takeaway.com Transaction Approvals, the “Just Eat Takeaway.com Shareholder Approval”) (On 7 October 2020, Just Eat Takeaway.com held an Extraordinary General Meeting and obtained the Just Eat Takeaway.com Board Nominee Approval.);

•
the expiration or termination of the applicable waiting period under the HSR Act (the “HSR Condition”), satisfaction of the condition relating to the UK Competition and Markets Authority (the “CMA”) (the “CMA Condition”) and receipt of written notification from CFIUS indicating the Transaction is not subject to review or such review has concluded without unresolved national security concerns or, if CFIUS has referred review of the Transaction to the President of the United States, receipt of notice from the President of the United States of their determination not to suspend or prohibit the Transaction or expiration of the applicable waiting period without any determination by the President of the United States (Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the Transaction with the FTC and DOJ on 24 June 2020 and requested early termination of the HSR Act waiting period. The FTC granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition. On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the Transaction, thereby satisfying the CMA Condition. On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS. Approval from CFIUS was received on 3 September 2020. As a result of the foregoing, all regulatory approvals required for Completion have been obtained.);

•	the absence of any legal restraints that prevent, make illegal or prohibit Completion;
•	the approval for listing of the New Just Eat Takeaway.com ADSs issuable as the merger consideration on the NYSE or Nasdaq (subject to official notice of issuance);
•
the approval for admission of the New Just Eat Takeaway.com Shares to (1) listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (2) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

•
effectiveness (1) declared by the SEC of the registration statement filed on Form F-4 of which this proxy statement/prospectus forms a part, (2) declared by the SEC of the registration statement on Form F-6 and (3) of the registration statement on Form 8-A (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

•
the approval of the EU Prospectus by the AFM and the FCA, in each case if then applicable, and if then applicable, the AFM’s approval of such EU Prospectus having been notified to the FCA in accordance with applicable rules and regulations;

•	accuracy of the representations and warranties made in the Merger Agreement by the other parties, subject to certain exceptions;
•	performance by the other parties in all material respects all obligations required to be performed by them under the Merger Agreement that are required to be performed on or prior to Completion; and
•	the absence of a material adverse effect on Just Eat Takeaway.com or Grubhub, respectively, since the date of the Merger Agreement.

For a more complete summary of the conditions that must be satisfied (or, to the extent legally permissible, waived) prior to Completion, see “The Merger Agreement—Conditions to the Mergers” beginning on page 163 of this proxy statement/prospectus.
Q:	What will happen if the Merger Agreement is not adopted at the Grubhub Stockholder Meeting or the other proposals to be considered at the Grubhub Stockholder Meeting are not approved?
A:
As a condition to Completion, the Merger Agreement must be adopted by holders of a majority of the Grubhub Shares entitled to vote as of the Grubhub record date. The Transaction will not be completed if the Merger Agreement is not adopted at the Grubhub Stockholder Meeting.

Completion is not conditioned or dependent upon the approval of the non-binding compensation proposal or the approval of the adjournment proposal.
Q:	What happens if the Transaction is not completed?
A:
If the Transaction is not completed for any reason, Grubhub Stockholders will not receive consideration for their Grubhub Shares under the Merger Agreement and Grubhub will remain an independent public company with Grubhub Shares being listed on the NYSE. Upon a termination of the Merger Agreement, under certain circumstances, a termination fee of $144 million may be payable to either Grubhub or Just Eat Takeaway.com. For more information on the fee that may be payable upon termination of the Merger Agreement, see “The Merger Agreement—Expenses and Termination Fees” beginning on page 166 of this proxy statement/prospectus.

Q:	Are Grubhub Stockholders entitled to seek appraisal rights if they do not vote in favor of the adoption of the Merger Agreement?
A:
No. In accordance with the DGCL, which governs the Transaction, as well as under the Grubhub certificate of incorporation and Grubhub bylaws, no appraisal rights are available to Grubhub Stockholders in connection with the Transaction.

Q:	Is the Transaction expected to be taxable to Grubhub Stockholders?
A:
Grubhub has received an opinion from Kirkland & Ellis LLP to the effect that the Transaction (1) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (2) will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any Grubhub Stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Just Eat Takeaway.com following the Transaction that does not enter into a five year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)). If the Transaction so qualifies, and provided, as described below, that the fair market value of Just Eat Takeaway.com, at the time of the Transaction, equals or exceeds the fair market value of Grubhub, as specially determined for purposes of Section 367(a) of the Code, then the Transaction will have the following U.S. federal income tax consequences to you if you are a U.S. holder:

•
The exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs in the Transaction will not result in the recognition of any gain or loss with respect to your Grubhub Shares (except with respect to cash received in lieu of a fractional New Just Eat Takeaway.com ADS, as discussed below).

•
The aggregate tax basis of the New Just Eat Takeaway.com ADSs (including any fractional New Just Eat Takeaway.com ADS deemed received and redeemed or sold as discussed below) received by you in the Transaction will be the same as the aggregate tax basis of the Grubhub Shares surrendered in exchange therefor.

•
The holding period for New Just Eat Takeaway.com ADSs (including a fractional New Just Eat Takeaway.com ADS deemed received and redeemed or sold as discussed below) that you receive in the Transaction will include the holding period of the Grubhub Shares you exchanged for such New Just Eat Takeaway.com ADSs.

•	Because Just Eat Takeaway.com will not issue any fractional New Just Eat Takeaway.com ADSs in the Transaction (for avoidance of doubt, other than any fractional shares deemed to be issued and then redeemed or sold), if you exchange Grubhub Shares in the Transaction and would otherwise have received a fraction of a New Just Eat Takeaway.com ADS, you will receive cash. In such a case, you will be treated as having received a fractional share and having received such cash in redemption of the fractional share. The amount of any capital gain or loss you recognize will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of the Grubhub Shares surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Grubhub Shares is more than one year on the date of Completion. The deductibility of capital losses is subject to limitations.
•
If you have differing bases or holding periods in respect of your Grubhub Shares, you must determine the bases and holding periods in the New Just Eat Takeaway.com ADSs received in the Transaction separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Grubhub Shares you exchange.

•
A Grubhub Stockholder will not be subject to Dutch dividend withholding tax with respect to the exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs pursuant to the mergers and cash payments in lieu of fractional entitlements to New Just Eat Takeaway.com ADSs received as part of the mergers. Any dividends or other distributions declared or made by Just Eat Takeaway.com to Grubhub Stockholders pursuant to the Merger Agreement or following the exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs may be subject to Dutch dividend withholding tax.

Please carefully review the information under “Grubhub Proposal I: Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences” and “Grubhub Proposal I: Adoption of the Merger Agreement—Material Dutch Tax Consequences” beginning on pages 105 and 110, respectively, of this proxy statement/prospectus for a discussion of the material U.S. federal income tax and material Dutch tax consequences for Grubhub Stockholders of the Transaction and the material U.S. federal income tax and material Dutch tax consequences of the holding and disposal of the New Just Eat Takeaway.com ADSs and Just Eat Takeaway.com Shares following the mergers. The tax consequences to you will depend on your own situation. We urge you to consult your tax advisors as to the specific tax consequences to you of the Transaction and your receipt of the merger consideration, including the application and effect of any local, income and other tax laws of the ownership and disposition of New Just Eat Takeaway.com ADSs and Just Eat Takeaway.com Shares.
Q:	What will happen to outstanding Grubhub equity awards in the Transaction?
A:
In connection with the Transaction, each option that represents the right to acquire Grubhub Shares (each, a “Grubhub option”) that is outstanding immediately prior to the first effective time, whether or not then vested or exercisable, will, at the first effective time, be converted into an option to acquire New Just Eat Takeaway.com ADSs (each, an “assumed option”). The number of New Just Eat Takeaway.com ADSs underlying each assumed option will equal the product of (i) the number of Grubhub Shares subject to such Grubhub option as of immediately prior to the first effective time and (ii) the exchange ratio, rounded down to the nearest number of whole New Just Eat Takeaway.com ADSs. The exercise price per share of each assumed option will be equal to (x) the exercise price per share of the corresponding Grubhub option divided by (y) the exchange ratio, rounded up to the nearest whole cent. Each assumed option will otherwise be subject to the other terms and conditions that applied to the corresponding Grubhub option immediately prior to the first effective time.

In addition, each restricted stock unit award with respect to Grubhub Shares (each, a “Grubhub RSU”) that is outstanding immediately prior to the first effective time, will, at the first effective time, be converted into a restricted stock unit with respect to a number of New Just Eat Takeaway.com ADSs (each, an “assumed RSU”) equal to the product of (i) the number of Grubhub Shares subject to such Grubhub RSU immediately prior to the first effective time and (ii) the exchange ratio, rounded to the nearest number of whole New Just Eat Takeaway.com ADSs. Each assumed RSU will otherwise be subject to other same terms and conditions that applied to the corresponding Grubhub RSU immediately prior to the first effective time.
Just Eat Takeaway.com may substitute New Just Eat Takeaway.com Shares for New Just Eat Takeaway.com ADSs as the security underlying the assumed options or assumed RSUs. In such case, upon the exercise of an assumed option or settlement of an assumed RSU, the Just Eat Takeaway.com Shares underlying such assumed options or assumed RSUs, as applicable, may be deposited in Stichting Administratiekantoor Takeaway.com (the “STAK”). The STAK will hold such Just Eat Takeaway.com Shares on behalf of the former holder of the assumed option or assumed RSU, as applicable, and will exercise all voting rights with respect to such Just Eat Takeaway.com Shares. The former holder will receive one depository receipt of the STAK (a “STAK depository receipt”), for each deposited Just Eat Takeaway.com Share. Each STAK depository receipt will entitle the holder thereof to all economic benefits of the underlying Just Eat Takeaway.com Shares and, subject to any blackout or restrictions under applicable law, entitle such holder to direct the STAK to sell the underlying Just Eat Takeaway.com Shares and transfer the proceeds to such holder. If Just Eat Takeaway.com does not elect to deposit the underlying Just Eat Takeaway.com Shares into the STAK, such awards will be settled in Just Eat Takeaway.com Shares. The determination of whether to settle the assumed awards in Just Eat Takeaway.com Shares or STAK depository receipts will be made by Just Eat Takeaway.com in its sole discretion, provided that Just Eat Takeaway.com acts reasonably in making such determination.
See “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards” beginning on page 117 of this proxy statement/prospectus.
Q:	When and where will the Grubhub Stockholder Meeting be held?
A:
Due to health and safety concerns resulting from the COVID-19 pandemic, the Grubhub Stockholder Meeting will be held exclusively in a virtual format on    2021 at   a.m. (Central Time). Grubhub has adopted a virtual format for the Grubhub Stockholder Meeting to make participation accessible for Grubhub Stockholders from any geographic location with Internet connectivity. Grubhub Stockholders who attend the Grubhub Stockholder Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the Grubhub Stockholder Meeting only if you were a stockholder of record as of the close of business on    2021, the record date for the Grubhub Stockholder Meeting (the “Grubhub record date”), or hold a valid proxy of such a stockholder for the Grubhub Stockholder Meeting. To be admitted to the stockholder portion of the Grubhub Stockholder Meeting at    , you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the Grubhub Stockholder Meeting in person.

Q:	Who is entitled to vote at the Grubhub Stockholder Meeting?
A:
Only Grubhub Stockholders of record as of the Grubhub record date, the close of business on    2021, or those holding a valid proxy of such a Grubhub Stockholder for the Grubhub Stockholder Meeting, are entitled to vote at the Grubhub Stockholder Meeting and any adjournment thereof. As of the close of business on the Grubhub record date, there were   Grubhub Shares outstanding, held by   holders of record. Each Grubhub Share is entitled to one vote.

A complete list of Grubhub Stockholders of record entitled to vote at the Grubhub Stockholder Meeting will be available for inspection at the principal place of business of Grubhub at 111 W. Washington Street, Suite 2100, Chicago, Illinois 60602 during regular business hours for a period of no less than 10 days before the Grubhub Stockholder Meeting. If Grubhub’s headquarters are closed for health and safety reasons related to COVID-19 during such period, the list of Grubhub Stockholders will be made available for inspection upon request via e-mail to    , subject to Grubhub’s satisfactory verification of stockholder status. The list of Grubhub Stockholders will also be made available online during the Grubhub Stockholder Meeting at the Grubhub meeting website.
Q:	What is the deadline for voting my Grubhub Shares?
A:
If you hold Grubhub Shares as the Grubhub Stockholder of record, your vote by written proxy must be received before the polls close at the Grubhub Stockholder Meeting. The Internet and telephone voting facilities for eligible Grubhub Stockholders of record will close at 10:59 p.m. (Central Time), on    2021. Proxies that are mailed must be received prior to the Grubhub Stockholder Meeting. If you hold shares beneficially in “street name” with a broker, bank, trustee or other nominee, please follow the voting instructions provided by your broker, bank, trustee or other nominee.

Q:	Who may attend the Grubhub Stockholder Meeting?
A:
Attendance at the Grubhub Stockholder Meeting will be limited to those persons who were Grubhub Stockholders of record as of the Grubhub record date or hold a valid proxy for the Grubhub Stockholder Meeting. To attend online and participate in the Grubhub Stockholder Meeting, you will need to use the 16-digit control number found on your proxy card or voting instruction form to log into    . You cannot attend the Grubhub Stockholder Meeting physically.

The Grubhub Stockholder Meeting will begin on    2021 at   a.m. (Central Time). Grubhub encourages you to access the Grubhub Stockholder Meeting shortly prior to the start time to allow time for online check-in. Grubhub has worked to offer the same participation opportunities as would be provided at an in-person meeting while further enhancing the online experience available to all Grubhub Stockholders regardless of their location. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies. If you experience technical difficulties during the Grubhub Stockholder Meeting, you should call the technical support phone number provided when you log in to the Grubhub Stockholder Meeting.
Q:	What constitutes a quorum for the Grubhub Stockholder Meeting?
A:
A quorum of Grubhub Stockholders is necessary to hold a valid meeting. A majority of the Grubhub Shares outstanding on the Grubhub record date and entitled to vote on each matter considered at the Grubhub Stockholder Meeting, present via the Grubhub meeting website or represented by proxy, will constitute a quorum. If a quorum is not present, no business can be transacted at that time, and the meeting will be continued, adjourned or postponed to a later date.

A Grubhub Stockholder’s instruction to “withhold” authority and abstentions will be counted as present for purposes of determining quorum. Grubhub Shares held in “street name” will be counted as present for the purpose of determining the existing of quorum so long as the holder of such Grubhub Share has given their broker, bank, trustee or other nominee voting instructions on at least one of the proposals to be brought before the Grubhub Stockholder Meeting. The proposals for consideration at the Grubhub Stockholder Meeting are considered “non-routine” matters under NYSE rules, and, therefore, brokers, banks, trustees or other nominees are not permitted to vote on any of the matters to be considered at the Grubhub Stockholder Meeting if they have not received instructions from the applicable Grubhub Stockholder. As a result, a Grubhub Stockholder’s Grubhub Shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals. See “—What is a ‘broker non-vote’?” and “—What is an abstention and how will votes withheld and abstentions be treated?” each beginning on page 14 of this proxy/statement prospectus for an explanation of broker non-votes, abstentions and votes withheld. Grubhub Shares with respect to which the beneficial owner otherwise fails to vote will not be deemed present at the Grubhub Stockholder Meeting for the purpose of determining the presence of a quorum.
Subject to the provisions of the DGCL, at any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. The Grubhub Stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Grubhub Stockholders to leave less than a quorum.
Q:	Who will bear the cost of soliciting votes for the Grubhub Stockholder Meeting?
A:
Just Eat Takeaway.com and Grubhub will each bear their own costs related to the Transaction, the retention of any information agent or other service provider in connection with the Transaction and the fulfillment of their obligations pursuant to the Merger Agreement in connection with this proxy statement/prospectus, including the obligation of Grubhub to cause the printing and mailing of this document. This proxy solicitation is being made by Grubhub on behalf of the Grubhub Board. Grubhub has hired Innisfree M&A Incorporated, a proxy solicitation firm, to assist in the solicitation of proxies, and will pay Innisfree M&A Incorporated a fee of approximately $30,000, plus certain costs associated with additional services, if required. In addition to this mailing, proxies may be solicited by Innisfree M&A Incorporated, directors, officers or employees of Just Eat Takeaway.com or Grubhub or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Just Eat Takeaway.com or Grubhub will be directly compensated for such services.

Q:	What is the difference between a “stockholder of record” and a “street name” holder?
A:
If your Grubhub Shares are registered directly in your name with Grubhub’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are considered, with respect to those Grubhub Shares, a “stockholder of record.” If your Grubhub Shares are held in an account at a brokerage firm, bank, broker-dealer, trust or other similar organization, you are considered the beneficial owner of Grubhub Shares held in “street name.”

Q:	How do I vote if I am a Grubhub Stockholder of record?
A:
Grubhub Stockholders of record as of the Grubhub record date may have their Grubhub Shares voted by submitting a proxy or may vote at the Grubhub Stockholder Meeting by following the instructions and entering the control number provided on their proxy card. Grubhub recommends that Grubhub Stockholders entitled to vote submit a proxy by 10:59 p.m. (Central Time), on    2021, even if they plan to attend the Grubhub Stockholder Meeting.

If you are a Grubhub Stockholder of record, there are three ways to vote by proxy or you may vote at the Grubhub Stockholder Meeting:
•
By Internet: Grubhub Stockholders may submit their proxy over the Internet by following the instructions on the enclosed proxy card. Internet voting is available 24 hours a day and will be accessible until 10:59 p.m. (Central Time), on    2021. Grubhub Stockholders who submit a proxy via the Internet should NOT send in their proxy card by mail.

•
By Telephone: Grubhub Stockholders may submit their proxy by calling the toll-free number listed on the enclosed proxy card. Telephone voting is available 24 hours a day and will be accessible until 10:59 p.m. (Central Time), on    2021. Grubhub Stockholders who submit a proxy by telephone should NOT send in their proxy card by mail.

•
By Mail: Grubhub Stockholders may submit their proxy by properly completing, signing, dating and mailing the enclosed proxy card in the postage-paid envelope (if mailed in the United States) provided. Grubhub Stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the Grubhub Stockholder Meeting.

•
At the Virtual Special Meeting: All Grubhub Stockholders of record may vote online during the Grubhub Stockholder Meeting via the Internet at    . “Street name” holders may vote online during the Grubhub Stockholder Meeting if they receive a voting instruction form with a 16-digit control number and submit a “legal proxy” from their broker, bank, trustee or other nominee. You may cast your vote electronically during the Grubhub Stockholder Meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank, trustee or other nominee as soon as possible so that you can be provided with a control number. The Internet and telephone voting facilities for eligible Grubhub Stockholders of record will close at   (Central Time) on    2021. Proxies that are mailed must be received prior to the Grubhub Stockholder Meeting. The giving of a telephonic or Internet proxy will not affect your right to vote at the Grubhub Stockholder Meeting should you choose to attend. If you choose to attend the Grubhub Stockholder Meeting, you will have the ability to change your vote.

Q:	How do I vote if my Grubhub Shares are held in “street name”?
A:
If your Grubhub Shares are held in “street name” through a broker, bank, trustee or nominee, you will receive instructions on how to vote from your broker, bank, trustee or nominee. You must follow those instructions in order for your Grubhub Shares to be voted. If your Grubhub Shares are not registered in your own name and you would like to vote your Grubhub Shares at the Grubhub Stockholder Meeting, you must obtain a valid legal proxy from the broker, bank, trustee or nominee that holds your Grubhub Shares giving you the right to vote the Grubhub Shares at the Grubhub Stockholder Meeting.

Q:	Can I change my vote or revoke my proxy?
A:	If you are a Grubhub Stockholder of record, you may change your vote or revoke your proxy at any time prior to the final vote at the Grubhub Stockholder Meeting by:
•	granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method);
•
providing written notice of revocation to Grubhub’s Secretary at Grubhub Inc., 111 W. Washington Street, Suite 2100, Chicago, Illinois 60602, prior to your proxy being exercised at the Grubhub Stockholder Meeting; or

•	attending the virtual Grubhub Stockholder Meeting and voting.
Your most recent vote submitted by proxy card, Internet or telephone, or your vote during the Grubhub Stockholder Meeting, is the one that is counted. Your attendance at the Grubhub Stockholder Meeting by itself will not automatically change your vote or revoke your proxy.
For Grubhub Shares you hold beneficially in “street name”, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your Grubhub Shares, by attending the Grubhub Stockholder Meeting and voting.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote your Grubhub Shares “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal, in accordance with the recommendations of the Grubhub Board.

Q:	What happens if I transfer my Grubhub Shares before the Grubhub Stockholder Meeting?
A:
The Grubhub record date is earlier than the date of the Grubhub Stockholder Meeting and the expected date of Completion. If you transfer your Grubhub Shares after the Grubhub record date but before the Grubhub Stockholder Meeting, you will retain your right to vote at the Grubhub Stockholder Meeting. However, you will have transferred the right to receive the merger consideration in the Transaction. In order to receive the merger consideration, you must hold your Grubhub Shares through Completion.

Q:	What Grubhub Stockholder vote is required for the adoption of the Merger Agreement, and what happens if I abstain?
A:
Under Delaware law, adoption of the Merger Agreement requires the affirmative vote, in person (which in this case means via virtual attendance at the Grubhub Stockholder Meeting) or by proxy, of the holders of a majority of the outstanding Grubhub Shares entitled to vote thereon as of the Grubhub record date. Accordingly, an abstention or a broker non-vote or any other failure of a Grubhub Stockholder to vote will have the same effect as a vote “AGAINST” the Merger Agreement proposal.

Q:	What Grubhub Stockholder vote is required to approve the other matters to be considered at the Grubhub Stockholder Meeting, and what happens if I abstain?
A:	The following are the vote requirements for the other matters to be considered at the Grubhub Stockholder Meeting:
•
Non-Binding, Advisory Approval of Transaction-Related Named Executive Officer Compensation: Approval of the non-binding compensation proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Grubhub Stockholder Meeting by Grubhub Stockholders present via the Grubhub meeting website or represented by proxy and entitled to vote thereon as of the Grubhub record date. For purposes of the non-binding compensation proposal, “votes properly cast” means votes “FOR” or “AGAINST.” Abstentions, broker non-votes and any other failures to vote will have no effect on the outcome of the vote on the non-binding compensation proposal, assuming a quorum is present at the Grubhub Stockholder Meeting.

•
Adjournment of the Grubhub Stockholder Meeting: Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Grubhub Stockholder Meeting by Grubhub Stockholders present via the Grubhub meeting website or represented by proxy and entitled to vote thereon as of the Grubhub record date. For purposes of the adjournment proposal, “votes properly cast” means votes “FOR” or “AGAINST.” Abstentions, broker non-votes and any other failures to vote will have no effect on the outcome of the vote on the adjournment proposal.

Q:	What is a “broker non-vote”?
A:
If you are a beneficial owner whose Grubhub Shares are held of record by a broker, you must instruct the broker how to vote your Grubhub Shares. Brokers, banks, trustees and other nominees who hold Grubhub Shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks, trustees and other nominees typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, the Merger Agreement proposal, the non-binding compensation proposal and the adjournment proposal are non-routine. Therefore, brokers, banks, trustees and other nominees do not have discretionary authority to vote on the Merger Agreement proposal, the non-binding compensation proposal or the adjournment proposal.

A broker non-vote with respect to Grubhub Shares occurs when (i) a Grubhub Share held by a broker, bank, trustee or other nominee is present or represented at a meeting of Grubhub Stockholders, (ii) the beneficial owner of such Grubhub Share has not instructed his, her or its broker, bank, trustee or other nominee on how to vote on a particular proposal and (iii) the broker, bank, trustee or other nominee does not have discretionary voting power on such proposal. Brokers, banks, trustees and other nominees do not have discretionary voting authority with respect to the Merger Agreement proposal, the non-binding compensation proposal or the adjournment proposal; therefore, if a beneficial owner of Grubhub Shares held in “street name” does not give voting instructions to the broker, bank, trustee or other nominee, then those Grubhub Shares will not be present via the Grubhub meeting website or represented by proxy at the Grubhub Stockholder Meeting because, as stated above, broker non-votes will not count toward quorum requirements. As a result, there will not be any broker non-votes at the Grubhub Stockholder Meeting.
Q:	What is an abstention and how will votes withheld and abstentions be treated?
A:
A “vote withheld” or an “abstention” represents a stockholder’s affirmative choice to decline to vote on a proposal. Votes withheld and abstentions, though counted for the purposes of determining a quorum, will not be counted as votes cast and will have the same effect as a vote “AGAINST” the Merger Agreement proposal. Abstentions will have no effect on the outcome of the vote on the non-binding compensation proposal (assuming a quorum is present at the Grubhub Stockholder Meeting) or the vote on the adjournment proposal (regardless of whether a quorum is present at the Grubhub Stockholder Meeting).

Q:	Is my vote important?
A:
Yes, your vote is very important regardless of the number of Grubhub Shares you own. If you do not submit a proxy or vote at the virtual Grubhub Stockholder Meeting, it will be more difficult for Grubhub to obtain the necessary quorum to hold the meeting. In addition, the Transaction cannot be completed without the adoption of the Merger Agreement by holders of a majority of the outstanding Grubhub Shares entitled to vote thereon as of the Grubhub record date.

Whether or not you expect to attend the virtual Grubhub Stockholder Meeting, we urge you to submit a proxy as promptly as possible by (1) accessing the Internet website specified on the enclosed proxy card, (2) calling the toll-free number specified on the enclosed proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your Grubhub Shares may be represented and voted at the Grubhub Stockholder Meeting. If your Grubhub Shares are held in the name of a nominee or intermediary, please follow the instructions on the enclosed voting instruction form furnished by the record holder.
The Grubhub Board recommends that Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal. See “Grubhub

Proposal I: Adoption of the Merger Agreement—Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board,” “Grubhub Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “Grubhub Proposal III: Adjournment of the Special Meeting” beginning on pages 86, 243 and 244, respectively, of this proxy statement/prospectus.
Q:	What do I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your Grubhub Shares in more than one brokerage account, if you hold Grubhub Shares directly as a record holder and also in “street name”, or otherwise through another record holder, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Grubhub Shares are voted.

Q:	How do I obtain the voting results from the Grubhub Stockholder Meeting?
A:
Preliminary voting results will be announced at the Grubhub Stockholder Meeting, and will be set forth in a press release that Grubhub intends to issue after the Grubhub Stockholder Meeting. The press release will be available on Grubhub’s website at www.investors.grubhub.com. Final voting results for the Grubhub Stockholder Meeting are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days after the Grubhub Stockholder Meeting. A copy of this Current Report on Form 8-K will be available on Grubhub’s website after its filing with the SEC. The web address of Grubhub has been included as an inactive textual reference only. Grubhub’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes, please submit your proxy as promptly as possible, so that your Grubhub Shares may be represented and voted at the Grubhub Stockholder Meeting. To vote your Grubhub Shares:

•	sign, date, mark and return the enclosed proxy card in the accompanying postage-paid return envelope;
•	submit your proxy via the Internet or by telephone by following the instructions included on your enclosed proxy card; or
•	attend the virtual Grubhub Stockholder Meeting via the Grubhub meeting website and vote electronically.
The deadline for voting by proxy over the Internet or by telephone for the Grubhub Stockholder Meeting is 10:59 p.m. (Central Time), on    2021. Proxies that are mailed must be received prior to the Grubhub Stockholder Meeting. If you hold Grubhub Shares in “street name”, please instruct your nominee or intermediary to vote your Grubhub Shares by following the instructions that the nominee or intermediary provides to you with these materials. Your nominee or intermediary will vote your Grubhub Shares for you only if you provide instructions to it on how to vote. Please refer to the voting instruction card used by your nominee or intermediary to see if you may submit voting instructions using the telephone or Internet.
Q:	Should I send in my Grubhub stock certificates now?
A:
No. If you hold your Grubhub Shares in certificated form, you should not send in your stock certificates at this time. After Completion, the exchange agent will send you a letter of transmittal and instructions for exchanging your Grubhub Shares for the merger consideration. See “Grubhub Proposal I: Adoption of the Merger Agreement—Exchange of Shares in the Mergers” beginning on page 116 of this proxy statement/prospectus.

Q:	Whom should I call with questions?
A:
If you have any questions about the mergers, the Transaction or the Grubhub Stockholder Meeting, or desire additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 717-3936
Banks & Brokers May Call Collect: (212) 750-5833
Q:	Where can I find more information about Just Eat Takeaway.com and Grubhub?
A:
You can find more information about Just Eat Takeaway.com and Grubhub from the various sources described under “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read this entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the Transaction and the Merger Agreement. See “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus. Each item in this summary refers to the beginning page of this proxy statement/prospectus on which that subject is discussed in more detail.
The Companies (See page 136)
Just Eat Takeaway.com N.V.
Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) is the parent company of the Just Eat Takeaway.com Group, a leading global online food delivery marketplace in terms of GMV, connecting millions of consumers in the United Kingdom, Germany, Canada, the Netherlands and the Rest of the World, composed of Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, with approximately 207,000 local restaurants listed on its platforms as of 30 June 2020. While the Just Eat Takeaway.com Group mainly collaborates with restaurants that perform their own delivery, it also provides proprietary restaurant delivery services for restaurants that do not deliver themselves.
The Just Eat Takeaway.com Group’s operations commenced in 2000 with one of the world’s first online food delivery marketplaces, www.thuisbezorgd.nl, in the Netherlands and expanded into over 40 cities in the Netherlands by 2007. Beginning in 2007, the Just Eat Takeaway.com Group began to expand into new geographical markets through the organic growth of its then-existing services, entering the market for online food delivery in Belgium and Germany in that year, followed by additional markets including Austria (2008) and Switzerland (2014). In 2012, the Just Eat Takeaway.com Group engaged in its first external equity fundraising round primarily in order to finance this continued growth and strengthen its activities in the Netherlands and Belgium. In 2016, the Just Eat Takeaway.com Group started offering its own logistical food delivery services in select cities in strategic markets to target those restaurants that do not currently offer their own logistical food delivery services (“Delivery”).
In addition to organic geographical expansion and growth, acquisitions have facilitated the geographical expansion and enhanced the overall scale of the Just Eat Takeaway.com Group’s business, in particular the acquisition of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany, from Delivery Hero in 2019 and the combination with Just Eat in 2020. These transactions supported the strategic aims both in individual markets and by acquiring or enhancing positions in certain of the world’s largest profit pools in food delivery, which have been used to further support investment across the whole of the Just Eat Takeaway.com Group. The Just Eat Takeaway.com Group further believes in the rapid integration of its acquired businesses and their operations within the Just Eat Takeaway.com Group organization, implementing the “One Company, One Brand, One IT Platform” approach, which it believes is the most efficient and effective way to operate an online food delivery business.
Just Eat Takeaway.com Shares are listed on the LSE under the trading symbol “JET”. Just Eat Takeaway.com Shares also have a listing on Euronext Amsterdam under the trading symbol “TKWY.” However, in connection with the Just Eat Acquisition, Just Eat Takeaway.com announced its intention to apply for delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam, such delisting to become effective as soon as possible under applicable Dutch law and the rules, regulations and announcements of Euronext Amsterdam N.V. The delisting is currently envisaged to occur, subject to review by Euronext Amsterdam N.V., in 2021.
Just Eat Takeaway.com Shares trade in the form of unsponsored ADRs in the United States. The currently outstanding Just Eat Takeaway.com ADRs are traded over the counter with certain depositary banks. None of Just Eat Takeaway.com’s securities are currently listed on any U.S. securities exchange or registered pursuant to the securities laws of the United States.
Just Eat Takeaway.com’s address is at Oosterdoksstraat 80, NL-1011 DK Amsterdam, the Netherlands, and its telephone number is +31 (0)20 210 7000. Just Eat Takeaway.com’s website address is justeattakeaway.com.

The web address of Just Eat Takeaway.com has been included as an inactive textual reference only. Just Eat Takeaway.com’s website and the information contained therein or connected thereto are not intended to be incorporated by reference into this proxy statement/prospectus.
Checkers Merger Sub I, Inc.
Checkers Merger Sub I, Inc. (“Merger Sub I”) is a Delaware corporation and a wholly owned subsidiary of Just Eat Takeaway.com. Merger Sub I was incorporated on 9 June 2020, solely for the purpose of effecting the Transaction. It has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Merger Sub I’s principal executive offices, as well as its registered office in the State of Delaware, are located at 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle, State of Delaware, United States.
Checkers Merger Sub II, Inc.
Checkers Merger Sub II, Inc. (“Merger Sub II”) is a Delaware corporation and a wholly owned subsidiary of Just Eat Takeaway.com. Merger Sub II was incorporated on 9 June 2020, solely for the purpose of effecting the Transaction. It has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Merger Sub II’s principal executive offices, as well as its registered office in the State of Delaware, are located at 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle, State of Delaware, United States.
Grubhub Inc.
Grubhub Inc. (“Grubhub”) is the parent company of the Grubhub Group, a leading online and mobile platform for restaurant pick-up and delivery orders (as measured by the data analytics firm Second Measure), which Grubhub refers to collectively as takeout. Grubhub connects more than 300,000 restaurants with hungry diners in thousands of cities across the United States and is focused on transforming the takeout experience. For restaurants, Grubhub generates higher margin takeout orders at full menu prices. The Grubhub platform empowers diners with a “direct line” into the kitchen, avoiding the inefficiencies, inaccuracies and frustrations associated with paper menus and phone orders. In many markets, Grubhub also provides delivery services to restaurants on its platform that do not have their own delivery options. As of 30 September 2020, Grubhub was providing delivery services in more than 440 of the largest core-based statistical areas across the United States.
Grubhub was founded in 2004 and, on 8 August 2013, expanded through the merger of Grubhub with Seamless Holdings Corporation and Seamless North America, LLC, which enabled Grubhub to expand its marketplace, connecting diners in the geographies it serves with more restaurants, and also to eliminate duplicative expenses and take advantage of a complementary geographic footprint. Grubhub’s growth strategy has continued to include the pursuit of expansion opportunities in existing and new markets, as well as in core and adjacent categories, through strategic acquisitions and partnerships. Grubhub’s recent acquisitions include its 2017 acquisitions of Eat24, LLC, a provider of online and mobile food-ordering services for U.S. restaurants, and substantially all assets and certain specified liabilities of A&D Network Solutions, Inc. and Dashed, Inc., a food-ordering company headquartered in Boston, and its 2018 acquisitions of Tapingo Ltd., a leading platform for campus food ordering with direct integration into college meal plans and point of sale systems, SCVNGR, Inc. d/b/a LevelUp, a leading provider of mobile diner engagement and payment solutions for national and regional restaurant brands, and OrderUp, Inc., an online mobile food-ordering company.
Grubhub’s primary products and services include access to its platform through mobile applications and websites; a corporate program that helps businesses address inefficiencies in food ordering and associated billing; delivery services offered to restaurants in many of its markets; Grubhub for Restaurants, a responsive web application that allows restaurants to electronically receive and display orders and facilitates order management; technology and fulfillment services including order transmission, customer relationship management tools such as loyalty programs, fully integrated online and in-store ordering solutions, customer support, and functional analytics; point of sale integrations for restaurants and turnkey website and mobile application design and hosting services for restaurants in its network.
Grubhub was incorporated in the state of Delaware on 20 May 2013, and its common stock is listed on the NYSE under the trading symbol “GRUB.” Grubhub’s principal executive offices are located at 111 W.

Washington Street, Suite 2100, Chicago, Illinois, and its telephone number is (877) 585-7878. Grubhub’s website is www.grubhub.com. The web address of Grubhub has been included as an inactive textual reference only. Grubhub’s website and the information contained therein or connected thereto are not intended to be incorporated by reference into this proxy statement/prospectus.
Special Meeting (See page 138)
General
Due to health and safety concerns resulting from the COVID-19 pandemic, the Grubhub Stockholder Meeting will be held exclusively in a virtual format at   , on   , at    a.m. 2021 (Central Time). At the Grubhub Stockholder Meeting, Grubhub Stockholders will be asked to vote on the approval of the Merger Agreement proposal. In addition, Grubhub Stockholders will be asked to vote on the approval of the non-binding compensation proposal and on the approval of the adjournment proposal.
The approval of the Merger Agreement proposal by Grubhub Stockholders is a condition to the obligations of Just Eat Takeaway.com and Grubhub to complete the Transaction. The approval of the non-binding compensation proposal is not a condition to the obligations of Just Eat Takeaway.com or Grubhub to complete the Transaction. The approval of the adjournment proposal also is not a condition to the obligations of Just Eat Takeaway.com or Grubhub to complete the Transaction.
Record Date
The Grubhub Board has fixed the close of business on    2021 (“the Grubhub record date”) for determination of the Grubhub Stockholders entitled to vote at the Grubhub Stockholder Meeting and any adjournment or postponement thereof. Only Grubhub Stockholders of record as of the Grubhub record date are entitled to receive notice of, and to vote at, the Grubhub Stockholder Meeting or any adjournment or postponement thereof.
As of the Grubhub record date, there were    Grubhub Shares outstanding and entitled to vote at the Grubhub Stockholder Meeting, held by approximately    holders of record. No Grubhub Shares are owned, directly or indirectly, by the Just Eat Takeaway.com Group or any of Grubhub’s subsidiaries. Each Grubhub Share is entitled to one vote. The number of Grubhub Shares you own is reflected on your proxy card.
Quorum
A quorum of Grubhub Stockholders is necessary to hold a valid meeting. A majority of the Grubhub Shares outstanding on the Grubhub record date and entitled to vote at the Grubhub Stockholder Meeting, present via the Grubhub meeting website or represented by proxy at the Grubhub Stockholder Meeting, will constitute a quorum. Abstentions will be counted in determining the existence of a quorum. Grubhub Shares held in street name will be counted as present for the purpose of determining the existing of quorum so long as the holder of such Grubhub Share has given their broker, bank, trustee or other nominee voting instructions on at least one of the proposals to be brought before the Grubhub Stockholder Meeting. The proposals for consideration at the Grubhub Stockholder Meeting are considered “non-routine” matters under NYSE rules, and, therefore, brokers, banks, trustees or other nominees are not permitted to vote on any of the matters to be considered at the Grubhub Stockholder Meeting if they have not received instructions from the applicable Grubhub Stockholder. As a result, a Grubhub Stockholder’s Grubhub Shares will not be counted as present for the purposes of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Required Vote
Item		Vote Necessary*
Grubhub Proposal I	Adoption of the Merger Agreement
Approval requires the affirmative vote (in person (which in this case means via virtual attendance at the Grubhub Stockholder Meeting) or by proxy) of the holders of a majority of all of the outstanding Grubhub Shares entitled to vote thereon as of the Grubhub record date.

Grubhub Proposal II	Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation
Approval requires the affirmative vote of the holders of a majority of the votes properly cast by Grubhub Stockholders present via the Grubhub meeting website or represented by proxy and entitled to vote thereon as of the Grubhub record date.

Grubhub Proposal III	Adjournment of the Special Meeting
Approval requires the affirmative vote of the holders of a majority of the votes properly cast by Grubhub Stockholders present via the Grubhub meeting website or represented by proxy and entitled to vote thereon as of the Grubhub record date.

*
Under the rules of the NYSE, if you hold your Grubhub Shares in street name, your nominee or intermediary may not vote your Grubhub Shares without instructions from you. Without your voting instructions, your Grubhub Shares will not be represented by proxy at the Grubhub Stockholder Meeting and, absent your virtual attendance at the Grubhub Stockholder Meeting, will have the same effect as a vote “AGAINST” Grubhub Proposal I. Abstentions from voting will also have the same effect as a vote “AGAINST” Grubhub Proposal I. A failure to provide voting instructions or abstentions will have no effect on Grubhub Proposal II or Grubhub Proposal III.

Share Ownership of and Voting by Grubhub Directors and Executive Officers
At the Grubhub record date, Grubhub’s directors and executive officers and their affiliates beneficially owned and had the right to vote    Grubhub Shares at the Grubhub Stockholder Meeting, which represents less than  % of the Grubhub Shares entitled to vote at the Grubhub Stockholder Meeting.
Grubhub currently expects that Grubhub’s directors and executive officers will vote their Grubhub Shares “FOR” the adoption of the Merger Agreement, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.
The Mergers and the Merger Agreement (See pages 145 and 144)
The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, Merger Sub I will be merged with and into Grubhub (the “initial merger”), with Grubhub continuing as the surviving company in the initial merger (the “initial surviving company”). Immediately thereafter, the initial surviving company will merge with and into Merger Sub II (the “subsequent merger” and, together with the initial merger, the “mergers”), with Merger Sub II continuing as the surviving company in the subsequent merger (the “final surviving company”). The Transaction will not be completed without the adoption of the Merger Agreement by Grubhub Stockholders.
A copy of the Merger Agreement is attached as Annexes A-1 and A-2 to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Transaction. See “Grubhub Proposal I: Adoption of the Merger Agreement” and “The Merger Agreement” beginning on pages 74 and 144, respectively, of this proxy statement/prospectus.
Assuming the satisfaction (or, to the extent legally permissible, waiver) of the conditions to Just Eat Takeaway.com’s and Grubhub’s obligations to complete the Transaction, Just Eat Takeaway.com and Grubhub expect the Transaction to be completed on or about    2021. However, the Transaction is subject to various

conditions, and it is possible that factors outside the control of Just Eat Takeaway.com and Grubhub could result in the Transaction being completed at a later time, or not at all. An end date of 31 December 2021, after which the parties may terminate the Merger Agreement, has been set for the first effective time.
What Grubhub Stockholders Will Receive in the Transaction (See page 4)
If the initial merger is completed, each Grubhub Share (other than any Grubhub Shares owned by Grubhub, Just Eat Takeaway.com, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of Just Eat Takeaway.com) automatically will be canceled and converted into the right to receive consideration consisting of (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares (the “merger consideration”), plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs, plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement. Each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share. For the avoidance of doubt, no fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.
Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €98.60 and the Euro-Dollar exchange rate of 1.13585, in each case, on 9 June 2020, the last trading day of the Just Eat Takeaway.com Shares before the public announcement of the Merger Agreement, the merger consideration represented approximately $75.15 in value per Grubhub Share. Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €  and the Euro-Dollar exchange rate of  , in each case, on  , the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $  in value for each Grubhub Share. Because the Merger Agreement provides for a fixed number of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares underlying those New Just Eat Takeaway.com ADSs to be issued as part of the consideration payable in exchange for each Grubhub Share, the value of the merger consideration that Grubhub Stockholders will receive will depend on the market price of New Just Eat Takeaway.com Shares underlying such New Just Eat Takeaway.com ADSs and the Euro-Dollar exchange rate at the time the Transaction is completed. As a result, the value of the merger consideration that Grubhub Stockholders will receive upon Completion could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Grubhub Stockholder Meeting.
Just Eat Takeaway.com’s Purposes and Reasons for the Transaction (See page 84)
For the factors considered by the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board in approving the Merger Agreement, see “Grubhub Proposal I: Adoption of the Merger Agreement—Just Eat Takeaway.com’s Purposes and Reasons for the Transaction” beginning on page 84 of this proxy statement/prospectus.
Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board (See page 86)
At a meeting on 10 June 2020, with the assistance of its legal and financial advisors, the Grubhub Board evaluated the Merger Agreement and the transactions contemplated thereby, including the Transaction, and (i) determined that it was fair to and in the best interest of Grubhub and the Grubhub Stockholders, and declared it advisable, that Grubhub enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Transaction; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by Grubhub of the Merger Agreement and the transactions contemplated thereby, including the Transaction; (iii) resolved to recommend that the Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal; and (iv) directed that the Merger Agreement be submitted to the Grubhub Stockholders for adoption.
The Grubhub Board recommends that Grubhub Stockholders vote “FOR” the Merger Agreement proposal. For the factors considered by the Grubhub Board in reaching this decision, see “Grubhub Proposal I: Adoption of the Merger Agreement—Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board” beginning on page 86 of this proxy statement/prospectus for a more detailed discussion of the recommendation.
In addition, the Grubhub Board recommends that Grubhub Stockholders vote “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal. See “Grubhub Proposal II: Non-Binding,

Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “Grubhub Proposal III: Adjournment of the Special Meeting” beginning on pages 243 and 244, respectively, of this proxy statement/prospectus for a more detailed discussion of the recommendation.
Opinion of Grubhub’s Financial Advisor (See page 91)
Grubhub retained Evercore as financial advisor to the Grubhub Board in connection with the Transaction. In connection with this engagement, the Grubhub Board requested that Evercore deliver the opinion described below.
Opinion of Grubhub’s Financial Advisor
In February 2020, Grubhub retained Evercore to act as financial advisor to Grubhub and the Grubhub Board in connection with Grubhub’s preparation for potential shareholder activism and to provide strategic and financial advice and assistance in connection with a potential merger or sale of all or a majority of the equity, business or assets of Grubhub. As part of this engagement, Grubhub requested that Evercore evaluate the fairness, from a financial point of view, of the exchange ratio pursuant to the Merger Agreement to the holders of Grubhub Shares, other than any Grubhub Shares owned by Grubhub as treasury stock and any Grubhub Shares owned by Just Eat Takeaway.com, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of Just Eat Takeaway.com (“excluded shares”).
At a meeting of the Grubhub Board held on 10 June 2020, Evercore rendered to the Grubhub Board its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Grubhub Shares, other than excluded shares.
The full text of the written opinion of Evercore, dated 10 June 2020, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Grubhub encourages you to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Grubhub Board (in its capacity as such) in connection with its evaluation of the Transaction. The opinion does not constitute a recommendation to the Grubhub Board or to any other persons in respect of the Transaction, including as to how any holder of Grubhub Shares should vote or act in respect of the Transaction. Evercore’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Grubhub, nor does it address the underlying business decision of Grubhub to engage in the Transaction.
Interests of Certain Grubhub Directors and Executive Officers in the Transaction (See page 118)
In considering the recommendation of the Grubhub Board with respect to the Merger Agreement and the Transaction, you should be aware that Grubhub’s directors and executive officers have economic interests in the Transaction that are different from, or in addition to, those of Grubhub Stockholders generally. These interests may create potential conflicts of interest. The Grubhub Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transaction, and in reaching both its determination that the Transaction is in the best interest of Grubhub and its stockholders, and its decision to approve and declare advisable the Merger Agreement and the Transaction. These material interests include:
•
the receipt of payments and benefits by executive officers under certain employment arrangements upon a termination without “cause” or for “good reason” (as such terms are defined in “Grubhub Proposal I: Adoption Of The Merger Agreement—Treatment of Grubhub Equity Awards—Potential Payments in Connection with the Transaction—Executive Severance Plan” beginning on page 120 of this proxy statement/prospectus) in connection with or following the Transaction;

•	the accelerated vesting of certain Grubhub equity awards upon a termination without “cause” or for “good reason” in connection with or following the Transaction;
•	continued indemnification rights in favor of directors and officers of Grubhub; and

•
Just Eat Takeaway.com’s agreement to (i) nominate Messrs. Fisher and Frink for appointment to the Just Eat Takeaway.com Supervisory Board, (ii) nominate Mr. Maloney for appointment to the Just Eat Takeaway.com Management Board and (iii) propose the approval of a supplement to Just Eat Takeaway.com’s remuneration policy for the Just Eat Takeaway.com Management Board intended to enable Just Eat Takeaway.com to provide Mr. Maloney with a remuneration package generally consistent with his remuneration as chief executive officer of Grubhub (though this supplement was not approved by Just Eat Takeaway.com Shareholders at the Extraordinary General Meeting held on 7 October 2020; obtaining such approval is not a condition to Completion and, therefore, the failure to approve the supplement has no consequences for Completion).

See “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” and “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Outstanding Equity Awards for Grubhub’s Directors and Executive Officers” beginning on pages 118 and 119, respectively, of this proxy statement/prospectus.
Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction (See page 103)
Pursuant to the Merger Agreement, Just Eat Takeaway.com will take all actions necessary to cause (i) the size of the Just Eat Takeaway.com Supervisory Board to be increased by two Just Eat Takeaway.com Supervisory Directors, to be selected by Grubhub, to be appointed as members of the Just Eat Takeaway.com Supervisory Board upon the first effective time (the “Grubhub Supervisory Board nominees”) and (ii) the size of the Just Eat Takeaway.com Management Board to be increased by one Just Eat Takeaway.com Managing Director, selected by Grubhub, to be appointed as member of the Just Eat Takeaway.com Management Board upon the first effective time (the “Grubhub Management Board nominee”), in each case, subject to applicable law, obtaining the necessary approvals by the Just Eat Takeaway.com Shareholders of the nomination of the Grubhub Supervisory Board nominees or the Grubhub Management Board nominee, as applicable, and continued service of the Grubhub Supervisory Board nominees or the Grubhub Management Board nominee, as applicable, as directors on the Grubhub Board immediately prior to Completion, and provided that Just Eat Takeaway.com will not be required to take any actions that would result in the resignation of members from, or the appointment of any persons other than the Grubhub Supervisory Board nominees and the Grubhub Management Board nominee to, the Just Eat Takeaway.com Supervisory Board or the Just Eat Takeaway.com Management Board, as applicable. Grubhub has selected Matthew Maloney to be the Grubhub Management Board nominee and Lloyd Frink and David Fisher to be the Grubhub Supervisory Board nominees. On 7 October 2020, the Just Eat Takeaway.com Shareholders adopted the necessary resolutions for the appointment of the Grubhub Supervisory Board nominees to the Just Eat Takeaway.com Supervisory Board and the appointment of the Grubhub Management Board nominee to the Just Eat Takeaway.com Management Board. See “Grubhub Proposal I: Adoption of the Merger Agreement—Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction” on page 103 of this proxy statement/prospectus.
Regulatory Approvals for the Mergers (See page 103)
Completion is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act (the “HSR Condition”), satisfaction of the condition relating to the UK Competition and Markets Authority (“CMA”) (the “CMA Condition”) and receipt of written notification from CFIUS indicating the Transaction is not subject to review or such review has concluded without unresolved national security concerns or, if CFIUS has referred review of the Transaction to the President of the United States, receipt of notice from the President of the United States of their determination not to suspend or prohibit the Transaction or expiration of the applicable waiting period without any determination by the President of the United States.
Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the Transaction with the FTC and DOJ on 24 June 2020 and requested early termination of the HSR Act waiting period. The FTC granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition. On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the Transaction, thereby satisfying the CMA Condition. On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS. Approval from CFIUS was received on 3 September 2020. As a result of the foregoing, the Conditions related to antitrust and CFIUS approvals required as part of the Conditions have now been satisfied.
See “Grubhub Proposal I: Adoption of the Merger Agreement—Regulatory Approvals for the Mergers” beginning on page 103 of this proxy statement/prospectus.
Material U.S. Federal Income Tax Consequences (See page 105)
Grubhub has received an opinion from Kirkland & Ellis LLP to the effect that the Tranaction (1) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (2) will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any Grubhub Stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Just Eat Takeaway.com following the Transaction that does not enter into a five year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)). If the Transaction so qualifies, and provided, as described below, that the fair market value of Just Eat Takeaway.com, at the time of the Transaction, equals or exceeds the fair market value of Grubhub, as specially determined for purposes of Section 367(a) of the Code, then the Transaction will have the following U.S. federal income tax consequences to you if you are a U.S. holder:
•
The exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs in the Transaction will not result in the recognition of any gain or loss with respect to your Grubhub Shares (except with respect to cash received in lieu of a fractional New Just Eat Takeaway.com ADS, as discussed below).

•
The aggregate tax basis of the New Just Eat Takeaway.com ADSs (including any fractional New Just Eat Takeaway.com ADS deemed received and redeemed or sold as discussed below) received by you in the Transaction will be the same as the aggregate tax basis of the Grubhub Shares surrendered in exchange therefor.

•
The holding period for New Just Eat Takeaway.com ADSs (including a fractional New Just Eat Takeaway.com ADS deemed received and redeemed or sold as discussed below) that you receive in the Transaction will include the holding period of the Grubhub Shares you exchanged for such New Just Eat Takeaway.com ADSs.

•
Because Just Eat Takeaway.com will not issue any fractional New Just Eat Takeaway.com ADSs in the Transaction (for avoidance of doubt, other than any fractional shares deemed to be issued and then redeemed or sold), if you exchange Grubhub Shares in the Transaction and would otherwise have received a fraction of a New Just Eat Takeaway.com ADS, you will receive cash. In such a case, you will be treated as having received a fractional share and having received such cash in redemption of the fractional share. The amount of any capital gain or loss you recognize will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of the Grubhub Shares surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Grubhub Shares is more than one year on the date of Completion. The deductibility of capital losses is subject to limitations.

•
If you have differing bases or holding periods in respect of your Grubhub Shares, you must determine the bases and holding periods in the New Just Eat Takeaway.com ADSs received in the Transaction separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Grubhub Shares you exchange.

See “Grubhub Proposal I: Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences” beginning on page 105 of this proxy statement/prospectus.
Material Dutch Tax Consequences (See page 110)
Grubhub Stockholders who exchange their Grubhub Shares for New Just Eat Takeaway.com ADSs should read “Grubhub Proposal I: Adoption of the Merger Agreement—Material Dutch Tax Consequences” beginning on page 110 of this proxy statement/prospectus for a discussion of the material Dutch tax consequences of the Transaction and the holding and disposal of the New Just Eat Takeaway.com ADSs and Just Eat Takeaway.com

Shares following the mergers. The holders of New Just Eat Takeaway.com ADSs should consult their own tax advisors to determine the tax consequences applicable to them (including the application and effect of any local, income and other tax laws) of the ownership and disposition of New Just Eat Takeaway.com ADSs and Just Eat Takeaway.com Shares.
Accounting Treatment (See page 116)
The Transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”). IFRS requires that one of the two companies in the Transaction be designated as the acquirer for accounting purposes based on the evidence available. Just Eat Takeaway.com will be treated as the acquiring entity for accounting purposes. In identifying Just Eat Takeaway.com as the acquiring entity for accounting purposes, Just Eat Takeaway.com and Grubhub took into account (i) the background of the Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the Enlarged Group, (iv) the intended corporate governance structure of the Enlarged Group, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies. In assessing the size of each of the companies, Just Eat Takeaway.com and Grubhub management evaluated various metrics, including, but not limited to, revenue, loss before taxation, total assets and market capitalization. No single factor was the sole determinant in the overall conclusion that Just Eat Takeaway.com is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion. Accordingly, Just Eat Takeaway.com will, in accordance with the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”), record assets acquired, including identifiable intangible assets, and liabilities assumed from the Grubhub Group at their respective fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. See “Grubhub Proposal I: Adoption of the Merger Agreement—Accounting Treatment” beginning on page 116 of this proxy statement/prospectus.
Treatment of Grubhub Equity Awards (See page 117)
In connection with the Transaction, each option that represents the right to acquire Grubhub Shares (each, a “Grubhub option”) that is outstanding immediately prior to the first effective time, whether or not then vested or exercisable, will, at the first effective time, be converted into an option to acquire New Just Eat Takeaway.com ADSs (each, an “assumed option”). The number of New Just Eat Takeaway.com ADSs underlying each assumed option will equal the product of (i) the number of Grubhub Shares subject to such Grubhub option as of immediately prior to the first effective time and (ii) the exchange ratio, rounded down to the nearest number of whole New Just Eat Takeaway.com ADSs. The exercise price per share of each assumed option will be equal to (x) the exercise price per share of the corresponding Grubhub option divided by (y) the exchange ratio, rounded up to the nearest whole cent. Each assumed option will otherwise be subject to the other terms and conditions that applied to the corresponding Grubhub option immediately prior to the first effective time.
In addition, each restricted stock unit award with respect to Grubhub Shares (each, a “Grubhub RSU”) that is outstanding immediately prior to the first effective time, will, at the first effective time, be converted into a restricted stock unit with respect to a number of New Just Eat Takeaway.com ADSs (each, an “assumed RSU”) equal to the product of (i) the number of Grubhub Shares subject to such Grubhub RSU immediately prior to the first effective time and (ii) the exchange ratio, rounded to the nearest number of whole New Just Eat Takeaway.com ADSs. Each assumed RSU will otherwise be subject to the other terms and conditions that applied to the corresponding Grubhub RSU immediately prior to the first effective time.
Just Eat Takeaway.com may substitute New Just Eat Takeaway.com Shares for New Just Eat Takeaway.com ADSs as the security underlying the assumed options or assumed RSUs. In such case, upon the exercise of an assumed option or settlement of an assumed RSU, the Just Eat Takeaway.com Shares underlying such assumed options or assumed RSUs, as applicable, may be deposited in the STAK. The STAK will hold such Just Eat Takeaway.com Shares on behalf of the former holder of the assumed option or assumed RSU, as applicable, and will exercise all voting rights with respect to such Just Eat Takeaway.com Shares. The former holder will receive one STAK depository receipt for each deposited Just Eat Takeaway.com Share. Each STAK depository receipt will entitle the holder thereof to all economic benefits of the underlying Just Eat Takeaway.com Shares and, subject to any blackout or restrictions under applicable law, entitle such holder to direct the STAK to sell the underlying Just Eat Takeaway.com Shares and transfer the proceeds to such holder. If Just Eat Takeaway.com does not elect to deposit the underlying Just Eat Takeaway.com Shares into the STAK, such awards will be settled in Just Eat Takeaway.com Shares. The determination of whether to settle the assumed awards in Just Eat Takeaway.com Shares or STAK depository receipts will be made by Just Eat Takeaway.com in its sole discretion, provided that Just Eat Takeaway.com acts reasonably in making such determination.
See “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards” beginning on page 117 of this proxy statement/prospectus.
Listing of New Just Eat Takeaway.com Shares, Listing of New Just Eat Takeaway.com ADSs and Delisting and Deregistration of Grubhub Shares (See page 123)
Under the terms of the Merger Agreement, Just Eat Takeaway.com is required to cause (1) the New Just Eat Takeaway.com ADSs issuable as the merger consideration to be approved for listing on the NYSE or Nasdaq, subject to official notice of issuance, and (2) the New Just Eat Takeaway.com Shares to be approved for (a) admission to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (b) admission to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange. Accordingly, applications will be made to the FCA and the London Stock Exchange for the New Just Eat Takeaway.com Shares to be admitted to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities, respectively, and to Euronext Amsterdam for the New Just Eat Takeaway.com Shares to be admitted to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange. In connection with the Transaction, Just Eat Takeaway.com will also apply to list the New Just Eat Takeaway.com ADSs on Nasdaq.
As a result of the registration of the New Just Eat Takeaway.com Shares with the SEC pursuant to the registration statement of which this proxy statement/prospectus forms a part, Just Eat Takeaway.com will become subject to the periodic reporting requirements under the Exchange Act.
If the Transaction is completed, there will no longer be any publicly held Grubhub Shares. Accordingly, the Grubhub Shares will be delisted from the NYSE and will be deregistered under the Exchange Act as soon as practicable following Completion, and Grubhub will no longer be required to file periodic reports with the SEC in respect of Grubhub Shares.
Periodic Reporting under United States Securities Laws
Under the Exchange Act, for so long as Just Eat Takeaway.com continues to qualify as a foreign private issuer, Just Eat Takeaway.com will be required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Just Eat Takeaway.com will also be required to publicly furnish to the SEC current reports on Form 6-K promptly after the occurrence of specified significant events, including material information that it makes or is required to make public pursuant to Dutch law, files or is required to file with any stock exchange on which Just Eat Takeaway.com Shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to Just Eat Takeaway.com Shareholders. As a foreign private issuer listed on Nasdaq, Just Eat Takeaway.com will also be required to submit semi-annual financial statements on Form 6-K to the SEC within six months of the end of the relevant second quarter.
If Just Eat Takeaway.com no longer qualified as a foreign private issuer, Just Eat Takeaway.com would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the financial year covered by the report, with the time period determined based on Just Eat Takeaway.com’s aggregate worldwide market value, the period of time for which it has been subject to SEC reporting requirements and certain other factors. In addition, Just Eat Takeaway.com would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable financial quarter. Just Eat Takeaway.com would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, Just Eat Takeaway.com would be required to simultaneously or promptly make public disclosure of any material non-public information shared with securities market professionals or Just Eat Takeaway.com Shareholders who are reasonably likely to trade on the basis of the information. Further, Just Eat Takeaway.com would be subject to certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, and members of the Just Eat Takeaway.com Supervisory Board, the Just Eat Takeaway.com Management Board and principal shareholders of Just Eat Takeaway.com would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of, and transactions in, Just Eat Takeaway.com securities.
Nasdaq Rules
For so long as the New Just Eat Takeaway.com ADSs will be listed on Nasdaq, Just Eat Takeaway.com will be required to meet certain requirements relating to ongoing communication and disclosure to holders of New Just Eat Takeaway.com ADSs, including a requirement to make any annual report filed with the SEC available to shareholders within a reasonable period of time following filing with the SEC by mailing the report to shareholders or by making the report available on or through Just Eat Takeaway.com’s website and to comply with the “prompt disclosure” policy of Nasdaq. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the corporate governance requirements of Nasdaq, including, for example, certain board, committee and director independence requirements. Foreign private issuers are, however, required to comply with the audit committee independence requirements imposed by Section 10A-3 of the Exchange Act. Just Eat Takeaway.com will be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under Nasdaq listing standards in its annual report on Form 20-F filed with the SEC or on its website.
Transaction Fees and Expenses (See page 166)
Generally, all fees and expenses incurred in connection with the Transaction will be paid by the party incurring such fees and expenses, whether or not the Transaction is completed. In certain circumstances, Just Eat Takeaway.com or Grubhub may be required to pay a termination fee to the other party. See “The Merger Agreement—Expenses and Termination Fees” beginning on page 166 of this proxy statement/prospectus.
Certain Effects of the Mergers (See page 145)
If the Conditions set forth in the Merger Agreement are either satisfied or, to the extent permitted by applicable law, waived (other than those Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at such time), Merger Sub I will be merged with and into Grubhub. As a result of the initial merger, the separate corporate existence of Merger Sub I will cease, and Grubhub will continue as the surviving corporation in the initial merger and will become a wholly owned subsidiary of Just Eat Takeaway.com. Immediately thereafter, the initial surviving company will merge with and into Merger Sub II. As a result of the subsequent merger, the separate corporate existence of the initial surviving company will cease, and Merger Sub II will continue as the surviving company in the subsequent merger and will become a wholly owned subsidiary of Just Eat Takeaway.com.
At the first effective time, (1) each issued and outstanding share of capital stock of Merger Sub I will be converted into and become one validly issued, fully paid and non-assessable Grubhub Share, (2) each Grubhub Share held in treasury or owned by Just Eat Takeaway.com or any of its subsidiaries (including Merger Sub I and Merger Sub II) will be cancelled, be retired and cease to exist, and no merger consideration will be delivered in exchange therefor and (3) each issued and outstanding Grubhub Share will cease to be outstanding, be cancelled and cease to exist and will automatically be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company (the “initial surviving company stock”), and each such share of initial surviving company stock will immediately thereafter be automatically exchanged for the right to receive (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares, plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs (see “The Merger Agreement—Fractional ADSs” beginning on page 145 of this proxy statement/prospectus), plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement. At the second effective time, each share of initial surviving company stock issued and outstanding immediately prior to the second effective time will be cancelled and shall cease to exist and no consideration will be paid or payable in respect thereof.
Each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share. No fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs. Following Completion, Grubhub Shares will no longer be publicly traded, and Grubhub Stockholders will cease to have any ownership interest in Grubhub.

No Solicitation of Takeover or Alternative Proposals (See page 153)
Each of Just Eat Takeaway.com and Grubhub agreed to cease and to cause their respective subsidiaries and their respective officers, directors and employees and to use reasonable best efforts to cause their respective other representatives, including outside advisors, to cease all existing discussions, negotiations and communications with any person with respect to any takeover proposal as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus. Each of Just Eat Takeaway.com and Grubhub have agreed, except as otherwise provided in the Merger Agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:
•
initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information), knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any takeover proposal, with respect to such party;

•
engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the parties to the Merger Agreement and their respective officers, directors, employees or representatives) relating to any takeover proposal or grant any waiver or release under any standstill or other agreement (except that if the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board or the Grubhub Board, as applicable, determine in good faith (after consultation with outside counsel) that the failure to grant any waiver or release would be inconsistent with such party’s directors’ fiduciary duties under applicable law, such party may waive any such standstill provision in order to permit a third party to make a takeover proposal); or

•	resolve to take any of the actions described in the preceding two bullet points.
Additionally, Grubhub agreed to (1) within 24 hours of the date of the Merger Agreement, terminate all physical and electronic data room access previously granted to any third party and (2) within five Business Days of the date of the Merger Agreement, request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Grubhub takeover proposal with Grubhub or any of its subsidiaries.
Notwithstanding these restrictions, the Merger Agreement provides that at any time prior to obtaining each party’s shareholder or stockholder approvals, if such party receives a written takeover proposal from a third party, which was not initiated, sought, solicited or knowingly encouraged, induced or facilitated in material violation of the restrictions outlined above, and, with respect to the second and third bullets below, such party’s board or boards, as applicable, determines or determine in good faith (after consultation with its or their outside counsel and financial advisor) that such takeover proposal constitutes or would reasonably be expected to lead to a “superior proposal” as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus, then such party may:
•
contact the person who has made such takeover proposal and its representatives in order to clarify the terms of such takeover proposal so that such party’s board or boards, as applicable, may inform itself or themselves about such takeover proposal;

•
furnish information concerning its business, properties or assets to the person who made such takeover proposal and its representatives pursuant to a confidentiality agreement that meets certain requirements set forth in the Merger Agreement (provided that all such information has previously been furnished to the other party to the Merger Agreement or is furnished to the other party prior to or substantially concurrently with the time it is furnished to such person); and

•	negotiate and participate in discussions and negotiations with the person who has made such takeover proposal and its representatives concerning such takeover proposal.
The Merger Agreement also requires each of Just Eat Takeaway.com and Grubhub to:
•
promptly (and in any case within one Business Day) provide the other party notice of (1) the receipt of any takeover proposal, including a copy of such takeover proposal, and (2) any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued concerning a takeover proposal or that would reasonably be expected to lead to a takeover proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials;
•
promptly (and in any case within one Business Day) make available to the other party copies of all substantive written materials provided by such party to the third party but not previously made available to the other party; and

•
keep the other party informed on a reasonably prompt basis (and, in any case, within one Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such takeover proposal or other inquiry, offer, proposal or request.

Completion of the Transaction is Subject to Certain Conditions (See page 163)
The obligations of each of Just Eat Takeaway.com, Merger Sub I, Merger Sub II and Grubhub to complete the Transaction is subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following Conditions:
•	receipt of the Grubhub Stockholder Approval;
•
receipt of Just Eat Takeaway.com Shareholder approval of (a) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a of the Dutch Civil Code, (b) delegation of authority to the Just Eat Takeaway.com Management Board to issue the New Just Eat Takeaway.com Shares and (c) the terms of the Merger Agreement, in each case, by a majority of the votes validly cast by Just Eat Takeaway.com Shareholders at a General Meeting of Just Eat Takeaway.com (clauses (a), (b) and (c) together, the “Just Eat Takeaway.com Transactions Approvals”);

•
binding nominations for the appointment of the Grubhub Management Board nominee and the Grubhub Supervisory Board nominees not having been overruled by more than half of the votes validly cast, such number of votes representing more than one-third of Just Eat Takeaway.com’s issued share capital, at a General Meeting of the Just Eat Takeaway.com Shareholders (the “Just Eat Takeaway.com Board Nominee Approval” and, together with the Just Eat Takeaway.com Transactions Approvals,” the “Just Eat Takeaway.com Shareholder Approval”);

•
the expiration or termination of the applicable waiting period under the HSR Act (the “HSR Condition”), satisfaction of the condition relating to the UK Competition and Markets Authority (“CMA”) (the “CMA Condition”) and receipt of written notification from CFIUS indicating the Transaction is not subject to review or such review has concluded without unresolved national security concerns or, if CFIUS has referred review of the Transaction to the President of the United States, receipt of notice from the President of the United States of their determination not to suspend or prohibit the Transaction or expiration of the applicable waiting period without any determination by the President of the United States;

•	the absence of any legal restraints that prevent, make illegal or prohibit Completion;
•	the approval for listing of the New Just Eat Takeaway.com ADSs issuable as the merger consideration on the NYSE or Nasdaq (subject to official notice of issuance);
•
the approval for admission of the New Just Eat Takeaway.com Shares to (1) listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (2) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

•
effectiveness (1) declared by the SEC of the registration statement filed on Form F-4 of which this proxy statement/prospectus forms a part, (2) declared by the SEC of the registration statement on Form F-6 and (3) of the registration statement on Form 8-A (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order); and

•
the approval of the EU Prospectus by the AFM and the FCA, in each case if then applicable, and if then applicable, the AFM’s approval of such EU Prospectus having been notified to the FCA in accordance with applicable rules and regulations.

The obligations of each of Just Eat Takeaway.com, Merger Sub I and Merger Sub II to complete the Transaction are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following conditions:
•
the representations and warranties of Grubhub relating to organization, standing, corporate power, authority, noncontravention, opinion of financial advisor, brokers and Grubhub Stockholder Approval being true and correct in all material respects as of the date of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
the representation and warranty of Grubhub relating to capitalization being true and correct, except for any de minimis inaccuracies taking into account the size of such party, as of the date of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
each other representation and warranty of Grubhub being true and correct (disregarding any “materiality” or “material adverse effect” qualifiers) as of the date of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	Grubhub having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to Completion;
•	the absence of a material adverse effect on Grubhub since the date of the Merger Agreement; and
•
receipt of an officer’s certificate executed by the chief executive officer, chief financial officer or the general counsel of Grubhub, certifying that the five preceding conditions have been satisfied.

The obligations of Grubhub to complete the Transaction are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following conditions:
•
the representations and warranties of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to organization, standing, corporate power, authority, noncontravention, brokers and Just Eat Takeaway.com shareholder approvals being true and correct in all material respects as of the date of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
the representations and warranties of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to capitalization being true and correct, except for any de minimis inaccuracies taking into account the size of such party, as of the date of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
each other representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II, respectively, being true and correct (disregarding any “materiality” or “material adverse effect” qualifiers) as of the date of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•
each of Just Eat Takeaway.com, Merger Sub I and Merger Sub II having performed in all material respects all obligations required to be performed by such party under the Merger Agreement that are required to be performed on or prior to Completion;

•	the absence of a material adverse effect on Just Eat Takeaway.com since the date of the Merger Agreement; and
•	receipt of an officer’s certificate executed by the chief executive officer or chief financial officer of Just Eat Takeaway.com certifying that the five preceding conditions have been satisfied.

In addition, the obligations of Just Eat Takeaway.com, Merger Sub I, Merger Sub II and Grubhub to complete the Transaction are conditioned on the absence of any antitrust restriction, as defined under “The Merger Agreement—Efforts to Complete the Transaction” beginning on page 159 of this proxy statement/prospectus.
Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the Transaction with the FTC and DOJ on 24 June 2020 and requested early termination of the HSR Act waiting period. The FTC granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition. On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the Transaction, thereby satisfying the CMA Condition. On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS. Approval from CFIUS was received on 3 September 2020. As a result of the foregoing, all regulatory approvals required for Completion have been obtained.
On 7 October 2020 Just Eat Takeaway.com held an Extraordinary General Meeting and obtained the required approvals from Just Eat Takeaway.com Shareholders. The Condition relating to the Just Eat Takeaway.com Shareholder Approval has now been satisfied.
Termination of the Merger Agreement (See page 165)
The Merger Agreement may be terminated at any time prior to the first effective time, whether before or after receipt of the Grubhub Stockholder Approval or the Just Eat Takeaway.com Shareholder Approval, under the following circumstances:
•	by mutual written consent of Just Eat Takeaway.com and Grubhub; or
•	by either Just Eat Takeaway.com or Grubhub in the event that:
•
the first effective time has not occurred on or before 31 December 2021 (the “end date”), however, no party may terminate the Merger Agreement if the first effective time has not occurred by the end date if the Transaction has not been completed due, in whole or part, to a breach by such party of its representations and warranties or failure to perform its obligations under the Merger Agreement;

•
a legal restraint that enjoins, restrains, prevents or prohibits Completion becomes final and unappealable, unless the legal restraint is due, in whole or in part, to such party’s failure to perform its obligations under the Merger Agreement, including its obligations to use its reasonable best efforts to complete the Transaction and the other transactions contemplated by the Merger Agreement as promptly as practicable (as described in “The Merger Agreement—Efforts to Complete the Transaction” beginning on page 159 of this proxy statement/prospectus);

•	the Grubhub Stockholder Approval is not obtained at the Grubhub Stockholder Meeting;
•	the Just Eat Takeaway.com Shareholder Approval is not obtained at the Extraordinary General Meeting;
•
the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the applicable conditions to the terminating party’s obligations to complete the Transaction would not then be satisfied and such breach is not reasonably capable of being cured by the end date or, if reasonably capable of being cured, has not been cured within 30 days after giving written notice to the other party of such breach, except that no party may terminate the Merger Agreement for this reason if such party is then in material breach of any covenant or agreement in the Merger Agreement or if such party’s representations or warranties are not true and correct such that the applicable conditions to the other party’s obligations to complete the Transaction would not then be satisfied;

•	prior to obtaining the approval of the other party’s stockholders or shareholders required to complete the Transaction, the board or boards, as applicable, of the other party effects or effect an adverse recommendation change (as described in “The Merger Agreement—Recommendation of the Grubhub Board” beginning on page 155 of this proxy statement/prospectus and “The Merger Agreement—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus); or
•
prior to obtaining approval of the party’s stockholders or shareholders required to complete the Transaction, in order to enter into an alternative acquisition agreement (as described in “The Merger Agreement—Recommendation of the Grubhub Board” beginning on page 155 of this proxy statement/prospectus and “The Merger Agreement—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus).

If the Merger Agreement is terminated, the Merger Agreement will become null and void, without any liability or obligation on the part of any party, except in the case of fraud or a willful and material breach of the Merger Agreement (subject to certain limitations), and except that certain provisions of the Merger Agreement, including those relating to confidentiality, fees and expenses (including termination fees), effect of termination and certain other general provisions, will survive termination of the Merger Agreement.
Expenses and Termination Fees (See page 166)
Except as described below, each party will pay all fees and expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.
If the Merger Agreement is terminated, Just Eat Takeaway.com will be entitled to receive a termination fee of $144 million from Grubhub in the event that:
•	Grubhub terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;
•
the Grubhub Board, or any committee thereof, effects a Grubhub adverse recommendation change prior to obtaining the Grubhub Stockholder Approval and Just Eat Takeaway.com terminates the Merger Agreement as a result of such change in recommendation; or

•
(1) the Merger Agreement is terminated because the Transaction has not occurred by the end date, the Grubhub Stockholder Approval is not obtained at the Grubhub Stockholder Meeting or Grubhub breached its obligations under the Merger Agreement, (2) prior to such Grubhub Stockholder vote (in the case of a termination due to the failure to obtain the Grubhub Stockholder Approval) or termination (in all other cases) and after the date of the Merger Agreement, a Grubhub takeover proposal that contemplates acquiring a majority of the capital stock or assets of Grubhub was made known to Grubhub or the Grubhub Board or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Grubhub takeover proposal has been publicly disclosed) prior to the Grubhub Stockholder Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Grubhub completes or enters into a definitive agreement with respect to and subsequently completes, any Grubhub takeover proposal of such type.

If the Merger Agreement is terminated, Grubhub will be entitled to receive a termination fee of $144 million from Just Eat Takeaway.com in the event that:
•	Just Eat Takeaway.com terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;
•
the Just Eat Takeaway.com Management Board or the Just Eat Takeaway.com Supervisory Board, or any committee thereof, effects an adverse recommendation change prior to obtaining Just Eat Takeaway.com Shareholder Approval and Grubhub terminates the Merger Agreement as a result of such change in recommendation; or

•
(1) the Merger Agreement is terminated because the Transaction has not occurred by the end date, the Just Eat Takeaway.com Shareholder Approval is not obtained at the Extraordinary General Meeting or Just Eat Takeaway.com breached its obligations under the Merger Agreement, (2) prior to such Just Eat Takeaway.com Shareholder vote (in the case of a termination due to the failure to obtain Just Eat Takeaway.com Shareholder Approval) or termination (in all other cases) and after the date of the Merger Agreement, a Just Eat Takeaway.com takeover proposal that contemplates acquiring a majority of the capital stock or assets of Just Eat Takeaway.com was made known to Just Eat Takeaway.com or the Just Eat Takeaway.com Management Board or the Just Eat Takeaway.com Supervisory Board or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Just Eat Takeaway.com takeover proposal has been publicly disclosed) prior to the Extraordinary General Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Just Eat Takeaway.com completes or enters into a definitive agreement with respect to and subsequently completes, any Just Eat Takeaway.com takeover proposal of such type.
See “The Merger Agreement—Efforts to Complete the Transaction” beginning on page 159 of this proxy statement/prospectus for details on the efforts Just Eat Takeaway.com and Grubhub are required to use to complete the Transaction.
Comparison of Shareholder Rights (See page 282)
Grubhub Stockholders will have different rights once they become holders of New Just Eat Takeaway.com ADSs due to differences between the organizational documents of Grubhub and Just Eat Takeaway.com and differences between Delaware law, where Grubhub is incorporated, and the laws of the Netherlands, where Just Eat Takeaway.com is incorporated. See “Comparison of Shareholder Rights” beginning on page 282 of this proxy statement/prospectus.

RISK FACTORS
In deciding whether to vote for the approval of the Merger Agreement proposal, you should carefully consider the following risk factors and all of the information contained in or incorporated by reference into this proxy statement/prospectus, including but not limited to, the matters addressed in “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on page xiv of this proxy statement/prospectus and the matters discussed under “Item 1A. Risk Factors” of Part I of Grubhub’s Annual Report on Form 10-K for the year ended 31 December 2019 and “Item 1A. Risk Factors” of Part II of Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2020, as updated from time to time in Grubhub’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus. The risks associated with the business of the Just Eat Takeaway.com Group and following Completion, the Enlarged Group. are described under the caption “Risk Factors—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group,” beginning on page 41 of this proxy statement/prospectus.
Risks Relating to the Transaction
The implementation of the Transaction is subject to the satisfaction or waiver, where applicable, of a number of conditions.
Implementation of the Transaction is subject to, among other things:
(i)	the approval of the Merger Agreement proposal by holders of a majority of the outstanding Grubhub Shares entitled to vote as of the Grubhub record date;
(ii)	the approval for listing of the New Just Eat Takeaway.com ADSs on the NYSE or Nasdaq (subject to official notice of issuance);
(iii)
the approval for admission of New Just Eat Takeaway.com Shares to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities, and to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange, subject in each case only to the issue of such New Just Eat Takeaway.com Shares upon Completion;

(iv)	the absence of a material adverse effect on Just Eat Takeaway.com or Grubhub, respectively, since the date of the Merger Agreement;
(v)	the absence of any legal restraints that prevent, make illegal or prohibit Completion or the issuance of the merger consideration;
(vi)
effectiveness (1) declared by the SEC of the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, (2) declared by the SEC of the registration statement on Form F-6 relating to New Just Eat Takeaway.com ADSs and (3) of the registration statement on Form 8-A relating to the registration under the Exchange Act of the New Just Eat Takeaway ADSs to be issued as the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

(vii)
the approval of the EU Prospectus by the AFM and FCA, in each case if then applicable, and if then applicable, the AFM’s approval of the EU Prospectus having been notified to the FCA in accordance with applicable rules and regulations;

(viii)	accuracy of the representations and warranties made in the Merger Agreement by the other parties, subject to certain exceptions; and
(ix)	performance by the other parties in all material respects of all obligations required to be performed by them under the Merger Agreement that are required to be performed on or prior to Completion.
See “The Merger Agreement—Conditions to the Mergers” beginning on page 163 of this proxy statement/prospectus for a discussion of the conditions to Completion, and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 165 of this proxy statement/prospectus for a discussion of the rights of each of Just Eat Takeaway.com and Grubhub to terminate the Merger Agreement.

There can be no guarantee that the Conditions will be met in a timely way or waived, as applicable, on terms acceptable to both Just Eat Takeaway.com and Grubhub, or at all, or can be met only after undue diversion of financial resources or management time and attention. If this were the case, the Transaction may be delayed (which would prolong the period of uncertainty for both Just Eat Takeaway.com and Grubhub, and may result in additional costs to their businesses), or may not become effective at all, which would result in none of the anticipated benefits of the Transaction materializing. Each of these scenarios could have a material adverse effect on the business, results of operations, financial condition or prospects of the Just Eat Takeaway.com Group and the Grubhub Group and, if applicable, the Enlarged Group following Completion.
The Transaction subjects the Enlarged Group and its investors to potential significant risks as a result of the integration process, including adherence to additional regulatory requirements, and no assurance can be given that the integration process will deliver all or substantially all of the expected benefits.
Following Completion, the Enlarged Group’s future prospects will, in part, be dependent upon its ability to integrate the Just Eat Takeaway.com Group and the Grubhub Group successfully and completely, without disruption to their respective existing businesses. Unanticipated events, liabilities, tax impacts or unknown pre-existing issues may arise or become apparent which could result in the costs of integration being higher than the realizable benefits, resulting in a material adverse effect on the business, results of operations, financial condition and/or prospects of the Enlarged Group following Completion and the value of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions, or may be unable to identify and acquire suitable acquisition candidates” beginning on page 47 of this proxy statement/prospectus.
It is also possible that the process of integrating the existing businesses of the Just Eat Takeaway.com Group and the Grubhub Group takes longer or is more costly than anticipated, including as a result of increased regulatory and compliance burdens, or could result in the disruption of the respective businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the Enlarged Group following Completion to maintain relationships with restaurants, consumers and employees, and adversely affect the current control environment of the Just Eat Takeaway.com Group and/or the Grubhub Group. See “—Risks Relating to the Transaction—The Just Eat Takeaway.com Group and the Grubhub Group will incur significant transaction-related costs in connection with the Transaction” and “—Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs—Completion will result in the Just Eat Takeaway.com Group becoming subject to U.S. regulations which are different from the regulations to which the Just Eat Takeaway.com Group is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group following the Transaction” beginning on page 39 and 68, respectively, of this proxy statement/prospectus.
Furthermore, the due diligence conducted by Just Eat Takeaway.com and Grubhub in connection with the Transaction may not have revealed all relevant considerations, liabilities or regulatory issues in relation to each other, including the existence of facts that may otherwise have impacted the determination of the consideration per Grubhub Share or the formulation of a business strategy subsequent to the Transaction. In addition, information provided during the due diligence process may have been incomplete, inadequate or inaccurate, and there can be no assurance that all material issues that may be present inside the Just Eat Takeaway.com Group, the Grubhub Group or their respective businesses were identified in the course of the due diligence process, or that factors external to the Just Eat Takeaway.com Group, the Grubhub Group and their respective businesses and outside of their respective control will not arise later. As part of the due diligence process, Just Eat Takeaway.com and Grubhub each made subjective judgments regarding the results of operations, consolidated financial condition and prospects of the other party, including certain financial projections based on the due diligence conducted (including, in the case of Grubhub’s financial projections regarding Just Eat Takeaway.com’s potential future performance, publicly available equity analyst forecasts; see “Grubhub Proposal I: Adoption of the Merger Agreement—Certain Unaudited Prospective Financial Information Prepared by Grubhub” beginning on page 98 of this proxy statement/prospectus). If material issues arise that were not identified in the course of the due diligence process, or the process of integrating the existing businesses of the Just Eat Takeaway.com Group and the Grubhub Group takes longer or is more costly than anticipated or results in the disruption of the respective businesses, the Enlarged Group may not realize all of the expected benefits of the Transaction.
The materialization of the risk described above following Completion could have a material adverse effect on the Enlarged Group’s businesses, results of operations, financial condition and prospects and the value of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares.
Uncertainties associated with the Transaction may cause a loss of the Grubhub Group’s senior management personnel and other key employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group.
The Grubhub Group is dependent on the continued availability and service of senior management personnel. The Enlarged Group’s success in North America following Completion will depend in part upon its ability to retain executive officers and other key senior management personnel and employees of the Grubhub Group. Employees of the Grubhub Group may experience uncertainty about their roles within the Enlarged Group following Completion. In addition, certain of Grubhub’s equity incentive and other compensation arrangements contain change in control clauses providing for outstanding equity awards to vest or compensation or benefits to be provided to Grubhub’s executive officers in connection with certain terminations of employment on or following a change in control of Grubhub, including a termination by the executive officers for “good reason”. If completed, the Transaction would constitute a change in control of Grubhub for purposes of these equity incentives and other compensation arrangements, thereby giving rise to vesting of certain outstanding equity awards and other payments in the event of certain terminations of employment (including for “good reason”). See “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus. Such uncertainty, the potential early vesting of equity awards and availability of payments may inhibit the Enlarged Group’s ability to retain those executive officers and other key senior management personnel and employees following Completion.
Accordingly, there can be no assurance that executive officers and other key senior management personnel and employees can be retained either prior to or following Completion to the same extent that the Grubhub Group has previously been able to attract and retain its employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group and the Grubhub Group relies on, and following Completion, the Enlarged Group will rely on, the skills and experience of its management and other key personnel, and the loss of any of these team members and qualified personnel could have a material adverse impact on business operations” beginning on page 44 of this proxy statement/prospectus.
The business relationships of the Just Eat Takeaway.com Group and the Grubhub Group, respectively, may be subject to disruption due to uncertainty associated with the Transaction, which could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.
Parties with which the Just Eat Takeaway.com Group or the Grubhub Group does business may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group. The business relationships of the Just Eat Takeaway.com Group and the Grubhub Group may be subject to disruption as restaurants and suppliers may attempt to negotiate changes in existing business relationships or consider entering into business relationships with third parties. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the Enlarged Group following Completion, including an adverse effect on the Enlarged Group’s ability to realize the anticipated benefits of the Transaction. The risk and adverse effect of such disruptions could be exacerbated by a delay in Completion or termination of the Merger Agreement. Additionally, certain contracts entered into by the Just Eat Takeaway.com Group and the Grubhub Group contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group incurring liabilities as a consequence of breaching such agreements, or causing the Enlarged Group, following Completion, to lose the benefit of such agreements or incur costs in seeking replacement agreements.
The Merger Agreement subjects the Just Eat Takeaway.com Group and the Grubhub Group to restrictions on their respective business activities prior to Completion. Furthermore, the Merger Agreement limits the ability of Grubhub to pursue alternatives to the Transaction and may discourage other companies from trying to acquire Grubhub prior to Completion.
The Merger Agreement subjects the Just Eat Takeaway.com Group and the Grubhub Group to restrictions on their respective business activities and obligates them to generally operate their businesses in the ordinary course prior to Completion. See “The Merger Agreement—Conduct of Business” beginning on page 150 of this proxy statement/prospectus for a discussion of these restrictions. These conduct of business restrictions could prevent the Just Eat Takeaway.com Group and the Grubhub Group from pursuing attractive business opportunities that arise prior to Completion and are outside the ordinary course of business, or otherwise have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group or the Grubhub Group and, consequently, following Completion, of the Enlarged Group.
The Merger Agreement contains provisions that make it more difficult for Grubhub to pursue alternatives to the Transaction and limit the ability of Grubhub to terminate the Merger Agreement prior to Completion. These provisions include a general prohibition on Grubhub from soliciting alternatives to the Transaction and, subject to certain exceptions, entering into discussions relating to an alternative to the Transaction. The Merger Agreement also contains provisions that make it more difficult for the Grubhub Board to withhold, withdraw or qualify the recommendation that Grubhub Stockholders approve the Merger Agreement proposal.
Subject to certain rights of Just Eat Takeaway.com to match the terms of proposed alternative transactions, the Grubhub Board may withhold or withdraw the recommendation or terminate the Merger Agreement in order to accept a superior proposal only if the Grubhub Board determines in good faith that the failure to withhold or withdraw the recommendation would be inconsistent with its fiduciary duties under applicable law. See “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus.
Following approval of the Merger Agreement proposal by the Grubhub Stockholders, Grubhub’s right to terminate the Merger Agreement in response to a superior proposal will be eliminated.
In certain cases, upon termination of the Merger Agreement following a withholding, withdrawal or qualification of the recommendation of the Grubhub Board, Grubhub will be required to pay to Just Eat Takeaway.com a termination fee of $144 million. If the Merger Agreement is terminated and Grubhub determines to seek another business combination, Grubhub may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Transaction.
See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees” beginning on pages 165 and 166, respectively, of this proxy statement/prospectus.
The Transaction may be subject to litigation, which could result in substantial costs and may delay or prevent the Transaction from being completed.
Although, currently, Just Eat Takeaway.com and Grubhub are not aware of any legal proceedings having been brought against either of them in connection with the Transaction, securities class action lawsuits, derivative lawsuits and other legal proceedings are often brought against public companies that have entered into merger agreements. Even if such legal proceedings are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on the Just Eat Takeaway.com Group’s or the Grubhub Group’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting Completion, such injunction may delay or prevent the Transaction from being completed, or from being completed within the expected timeframe, which may adversely affect the Just Eat Takeaway.com Group’s and the Grubhub Group’s business, financial position and results of operations.

The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of Just Eat Takeaway.com Shares or Grubhub Shares. Because the market price of Just Eat Takeaway.com Shares may fluctuate, the value of the merger consideration that Grubhub Stockholders will receive in the Transaction is uncertain.
In the Transaction, each Grubhub Share will be converted into the right to receive New Just Eat Takeaway.com ADSs representing 0.6710 of a New Just Eat Takeaway.com Share (the “exchange ratio”). No fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.
Because the exchange ratio is fixed and will only be adjusted in certain limited circumstances (including reclassifications, stock splits or combinations, exchanges or readjustments of shares, or stock dividends, reorganization, recapitalization or similar transactions involving Just Eat Takeaway.com or Grubhub), the value of the merger consideration will depend on the market price of Just Eat Takeaway.com Shares at Completion. The exchange ratio will not be adjusted for changes in the market price of Just Eat Takeaway.com Shares or Grubhub Shares or in currency exchange rates between the date of signing the Merger Agreement and Completion. In addition, there will be a lapse of time between the date on which Grubhub Stockholders vote on the Merger Agreement proposal at the Grubhub Stockholder Meeting and the date on which Grubhub Stockholders entitled to receive New Just Eat Takeaway.com ADSs actually receive such New Just Eat Takeaway.com ADSs.
The potential impact of a fixed exchange ratio on the value of the merger consideration has been evidenced, as the value of the merger consideration has fluctuated since the date of the announcement of Just Eat Takeaway.com’s proposal to merge with Grubhub and will continue to fluctuate from the date of this proxy statement/prospectus to Completion and thereafter. The closing price per share of Grubhub Shares on the NYSE as of 9 June 2020, the last trading day before the public announcement of Just Eat Takeaway.com’s proposal to merge with Grubhub, was $57.92, and the closing price per share has fluctuated as high as $   and as low as $   since that date and    2021. The closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam and the London Stock Exchange as of 9 June 2020, the last trading day before the public announcement of Just Eat Takeaway.com’s proposal to merge with Grubhub, was €98.60 / £87.74, respectively, and the closing price per share has fluctuated as high as €   / £   and as low as €   / £  , respectively, since that date and    2021.
Accordingly, at the time of the Grubhub Stockholder Meeting, the value of the merger consideration will not be known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in the Just Eat Takeaway.com Group’s and the Grubhub Groups’ respective operations, prospects and financial position, foreign exchange fluctuations, any potential shareholder litigation related to the Transaction, market assessments of the likelihood of Completion, the timing of the Transaction, regulatory considerations and the anticipated dilution to holders of Just Eat Takeaway.com Shares and any unsponsored Just Eat Takeaway.com ADSs as a result of the issuance of the merger consideration.
Just Eat Takeaway.com Shareholders and Grubhub Stockholders are urged to obtain current market quotations for any unsponsored Just Eat Takeaway.com ADSs, Just Eat Takeaway.com Shares and Grubhub Shares. See “Comparative Per Share Market Price” beginning on page 135 of this proxy statement/prospectus for the historical high and low closing prices of Just Eat Takeaway.com Shares and Grubhub Shares.
Certain Grubhub directors and executive officers have interests in the Transaction that are different from, or in addition to, the interests of Grubhub Stockholders generally.
When considering the recommendation of the Grubhub Board that Grubhub Stockholders adopt the Merger Agreement, Grubhub Stockholders should be aware that directors and executive officers of Grubhub have certain interests in the Transaction that may be different from, or in addition to, the interests of Grubhub Stockholders generally. These interests include the treatment of Grubhub equity compensation awards in the Transaction; the receipt of payments and benefits upon a termination without cause or for good reason in connection with or following the Transaction, including the potential acceleration of certain equity awards, positions as directors, officers or employees of the Enlarged Group following Completion, severance benefits, accelerated payout of deferred compensation benefits and other rights held by Grubhub’s directors and executive officers, and the indemnification of former Grubhub directors and officers by Just Eat Takeaway.com. The Grubhub Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Transaction and in recommending that the Grubhub Stockholders adopt the Merger

Agreement. For more information on the interests of Grubhub’s directors and executive officers in the Transaction, including the individual components of and the assumptions underlying such payments and benefits, see “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus.
Failure to complete the Transaction could negatively impact Grubhub’s stock price and have an adverse effect on its results of operations, business and financial position.
If the Transaction is not completed for any reason, including as a result of the Grubhub Stockholders failing to approve the applicable proposals, the ongoing business of the Grubhub Group may be adversely affected and, without realizing any of the benefits of having completed the Transaction, the Grubhub Group would be subject to a number of risks, including the following:
•	the Grubhub Group may experience negative reactions from the financial markets, its stockholders and its other stakeholders, including negative impacts on the market price of its securities;
•	the Grubhub Group may experience negative reactions from its consumers, restaurant partners and employees of the Grubhub Group;
•	the Grubhub Group will be required to pay its costs relating to the Transaction, whether or not Completion occurs;
•	the Grubhub Group may be required to pay the Just Eat Takeaway.com Group a cash termination fee of $144 million as prescribed by the Merger Agreement;
•
the Merger Agreement places certain restrictions on the conduct of the business of the Grubhub Group prior to Completion, which may have prevented the Grubhub Group from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities between the signing of the Merger Agreement and the abandonment of the Transaction;

•
matters relating to Transaction preparation (including integration planning) require substantial commitments of time and resources by Grubhub management, which may result in the distraction of Grubhub’s management from ongoing business operations between the signing of the Merger Agreement and the abandonment of the Transaction; and

•
the Grubhub Group may be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against Grubhub to perform its obligations under the Merger Agreement.

If the Transaction is not completed, the risks described above may materialize and may have an adverse effect on the Grubhub Group’s results of operations, business, financial position and stock price.
The Just Eat Takeaway.com Group and the Grubhub Group will incur significant transaction-related costs in connection with the Transaction.
The Just Eat Takeaway.com Group and the Grubhub Group expect to incur significant costs associated with the Transaction and combining the operations of the two businesses. The significant costs associated with the Transaction include, among others, fees and expenses of financial advisors (certain of which are described under “Grubhub Proposal I: Adoption of the Merger Agreement—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus) and other advisors and representatives, retention, severance and change in control costs relating to employees of the Grubhub Group (which are described under “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus), costs of defending any potential shareholder litigation related to the Transaction, filing fees due in connection with filings required under the HSR Act and the joint voluntary notice filed with CFIUS, and filing fees and printing and mailing costs for this proxy statement/prospectus and the EU Prospectus. See Note 5 to the Unaudited Pro Forma Condensed Combined Financial Information in “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” and “—Risks Relating to the Transaction—The Transaction may be subject to litigation, which could result in substantial costs and may delay or prevent the Transaction from being completed” beginning on page 245 and 37, respectively, of this proxy statement/prospectus. The Just Eat Takeaway.com Group and the Grubhub Group currently expect to incur approximately €67 million and €58 million, respectively, in non-recurring costs in connection with the Transaction, although actual costs may vary. Some of these costs have already been incurred or may be incurred regardless of whether the Transaction is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees under the HSR Act and CFIUS and those related to this proxy statement/prospectus. The Just Eat Takeaway.com Group and the Grubhub Group also will incur fees and costs related to formulating and implementing integration plans with respect to the two companies, including systems integration costs. Just Eat Takeaway.com continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Transaction and the integration of the two companies’ businesses. The expected net benefits associated with these costs may not be achieved in the near term, or at all.
Grubhub may waive one or more conditions to the Transaction without resoliciting stockholder approval for the Transaction.
Certain conditions to Grubhub’s obligations to complete the Transaction may be waived, in whole or in part, either unilaterally or by agreement of Just Eat Takeaway.com and Grubhub (in each case, to the extent legally permissible). If one or more conditions to the Transaction are waived by Grubhub, Grubhub will evaluate whether waiver of such condition or conditions is material and amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted. In the event that any such waiver does not require resolicitation of stockholders, the parties will have the discretion to complete the Transaction without seeking further stockholder approval.
The opinion of Grubhub’s financial advisor will not reflect changes in circumstances after the date of such opinion.
On 10 June 2020, at a meeting of the Grubhub Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the assumptions, qualifications and limitations and other matters set forth therein, as of such date, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Grubhub Shares, other than excluded shares. Grubhub has not obtained, and will not obtain, an updated opinion from Evercore. Evercore provided its opinion to the Grubhub Board (in its capacity as such) for the information and benefit of the Grubhub Board in connection with its evaluation of the Transaction. Changes in the operations and prospects of Grubhub and Just Eat Takeaway.com, general market and economic conditions and other factors, many of which are beyond the control of Grubhub and Just Eat Takeaway.com, may alter the value of Grubhub or Just Eat Takeaway.com or the prices of Grubhub Shares or Just Eat Takeaway.com Shares by Completion. See “—Risks Relating to the Transaction—The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of Just Eat Takeaway.com Shares or Grubhub Shares. Because the market price of Just Eat Takeaway.com Shares may fluctuate, the value of the merger consideration that Grubhub Stockholders will receive in the Transaction is uncertain” beginning on page 38 of this proxy statement/prospectus. The opinion does not speak as of the time of Completion or as of any date other than the date of the opinion. For a description of the opinion rendered by Evercore, see “Grubhub Proposal I: Adoption of the Merger Agreement—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus.
Grubhub Stockholders will have a reduced ownership and voting interest in Just Eat Takeaway.com immediately after Completion than they currently have in Grubhub. Therefore and regardless of any changes in governance, former Grubhub Stockholders will have significantly less influence over management of Just Eat Takeaway.com following the Transaction than they currently have over the management of Grubhub.
Following Completion, each Grubhub Stockholder will become a holder of New Just Eat Takeaway.com ADSs with a percentage ownership of Just Eat Takeaway.com after the Transaction that is significantly smaller than the Grubhub Stockholder’s percentage ownership of Grubhub prior to the Transaction. Based on the number of Grubhub Shares and Just Eat Takeaway.com Shares (excluding treasury shares) outstanding as of    2021, and the total number of Grubhub Shares issuable under outstanding Grubhub equity awards that are expected to be settled for New Just Eat Takeaway.com ADSs in connection with the Transaction, it is expected that, immediately after Completion, former Grubhub Stockholders will own approximately 30% of Just Eat Takeaway.com’s share capital. Consequently, former Grubhub Stockholders will have significantly less influence over the management and policies of the Just Eat Takeaway.com Group than they currently have over the management and policies of the Grubhub Group.

The Pro Forma Financial Information does not reflect the actual or forecast results of operations for the periods presented or for future periods, and the actual results of operations, business and financial position after the Transaction may differ materially.
The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Transaction and the Just Eat Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after Completion. The unaudited pro forma adjustments are based upon the best available information and certain assumptions that Just Eat Takeaway.com believes to be reasonable. For example, the estimated purchase price allocation included in the Pro Forma Financial Information is provisional and based on information currently available. The actual fair values used in the purchase price allocation will be determined upon Completion and may vary materially from these provisional estimates. In addition, Just Eat Takeaway.com’s share price and exchange rates at the time of Completion would each have a material impact on the total acquisition price, and the accuracy of the Pro Forma Financial Information. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential benefits that may be derived in future periods, from the Transaction. See “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 245 of this proxy statement/prospectus.
Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group
Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition.
Online food delivery services is highly competitive and prone to rapid changes. The Just Eat Takeaway.com Group and the Grubhub Group currently face and, following Completion, the Enlarged Group will continue to face competition in each of the jurisdictions in which they operate from other online food delivery marketplaces as well as independent restaurants and regional and national chain restaurants, including those that offer their own online ordering services, delivery services and/or their own mobile applications. For example, in the U.S., the Grubhub Group faces, and following Completion, the Enlarged Group will face, competition from DoorDash, Inc., as well as the Uber Eats segment of Uber Technologies, Inc. and Postmates Inc., which was acquired by Uber Technologies, Inc. on 1 December 2020. The vast majority of restaurants that participate on the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s platforms can simultaneously work with or switch to one or more of their competitors or use their own online ordering services, delivery services and/or mobile applications, which may result in fewer consumers ordering from such restaurants via the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s platforms. The competitive landscape in each particular jurisdiction in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the Enlarged Group will operate is likely to change over time, including due to consolidation among existing competitors or the emergence of new market entrants and technological developments and innovation by competitors. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—If the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group do not continue to innovate or otherwise meet consumer expectations, they may not remain competitive and their businesses and results of operations could suffer” beginning on page 42 of this proxy statement/prospectus.
Larger competitors, including those formed as a result of consolidation or new market entrants, particularly if they have greater financial resources, could undertake extensive marketing campaigns aimed at increasing consumers’ awareness, website visits, mobile application downloads and orders through such competitors’ online platforms, which may compel the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to increase their own marketing expenditures in order to maintain their market share, or could lead to their losing market share (notwithstanding their efforts to maintain their market share). Increased competition by larger competitors could also adversely impact the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to the extent that it results in downward pressure on the commission rates that they are able to charge restaurants and/or the fees that they are able to charge consumers.

In particular, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be forced to compete with companies with significantly greater financial resources or infrastructure. This may include large data or mobile services providers, such as Google, logistical, delivery or transportation companies, such as Amazon and Uber, or other large technology companies, retailers or supermarket chains, if and to the extent that such companies choose to compete actively in, or devote substantial additional financial resources to, the sectors and markets in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the Enlarged Group will operate.
In addition to the risk of competition from new entrants or existing online food delivery marketplaces, the success of different business models in the food delivery and pick-up industry, such as logistics-focused food delivery companies (that is, companies that partner with restaurants to provide logistics and deliver food on their behalf) might attract and retain current or potential consumers of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s services. For example, in certain of the jurisdictions in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the Enlarged Group will operate, on-demand delivery service companies are active, which can connect consumers to delivery personnel who are able to pick up and deliver a potentially broad range of food and other products and services as requested by the consumer.
Just Eat Takeaway.com believes that it operates in a “winner takes most” industry. Just Eat Takeaway.com believes that a single online food delivery marketplace that is able to achieve clear leadership (which Just Eat Takeaway.com defines as an online food delivery marketplace with a large consumer base that in absolute terms is multiple times larger than that of any other competitor) is thereby increasingly able to benefit from network effects (that is, more restaurant choices driving more consumer traffic and more consumer traffic driving more restaurant additions to the platform and hence more restaurant choices).
In a number of the markets in which the Just Eat Takeaway.com Group currently operates, a clear market leader has not yet emerged, even in certain jurisdictions in which it currently has a leading position in terms of GMV. In such jurisdictions, it is possible that the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s competitors will be able to achieve clear market leadership before they do, such as through significant marketing expenditure or by initiating other actions to strengthen their brands. Should a competitor in a particular market achieve clear market leadership with the network effects expected to arise from such a position, Just Eat Takeaway.com would expect the business and prospects of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group in that market to suffer. If this risk were to materialize, this could lead to a loss of, or failure to increase, market share or otherwise materially adversely affect the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s business, results of operations, financial condition and/or prospects.
If the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group do not continue to innovate or otherwise meet consumer expectations, they may not remain competitive and their businesses and results of operations could suffer.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s success each depends on, and following Completion, the Enlarged Group’s success will depend on, the quality and user-friendliness of their websites and mobile applications and the quality of their back-end technology infrastructure. To remain competitive, Just Eat Takeaway.com believes that each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group will need to continuously enhance and improve the functionality and features of their websites and mobile applications to maintain a convenient, efficient and reliable user experience for consumers, restaurants and drivers. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to keep pace with developments in their websites and mobile applications or their back-end technology infrastructure and other trends or disruptive innovations in the e-commerce industry relative to their competitors, such as the development of predictive software or variants of artificial intelligence. For example, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not sufficiently develop or assess consumer behavior analysis or identify emerging consumer trends. Any such failure may lead to the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group losing market share to their competitors to the extent that their competitors roll out more popular websites and/or mobile applications and software more consistently, or more quickly, than the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group is able to do so. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub

Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition” beginning on page 41 of this proxy statement/prospectus.
In addition, the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may fail to adequately manage and execute other opportunities for innovation. Any failure to keep pace with technological developments could affect the ability of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to retain consumers, restaurants and drivers and have a material adverse effect on the pursuit of their strategic goals, as well as on their business, results of operations, financial condition and/or prospects.
The success of each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group depends on their reputation and the reputation and consumer awareness of their brands, which may be negatively impacted by negative publicity relating to them, any of their brands, the restaurants on their platforms or the food delivery industry in general.
The Just Eat Takeaway.com Group’s, and the Grubhub Group’s brands are, and following Completion, the Enlarged Group’s brands will continue to be, a key part of their value proposition relative to actual and potential competitors, and therefore, any failure to maintain brand appeal is a potential business threat. The threat is heightened by the fact that the Just Eat Takeaway.com Group generally focuses its platforms on a single brand in each market. Each of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s brands could suffer as a result of a range of events beyond their control, such as a food poisoning incident (including as a result of food hygiene standards) or an allergic reaction involving one or more of the restaurants on its platforms (whether or not the food was ordered via their platforms), violation of food safety rules by restaurants on its platforms, failure by restaurants on their platforms to comply with the EU food information regulations, to the extent applicable (see “—Legal and Regulatory Risks—The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate in certain countries with stringent food safety laws and laws related to the sales of alcohol, in each case, applicable to restaurants listed on their respective platforms and such laws may also apply to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, which could result in increased compliance costs as well as liability for, and material damage to their reputations as a result of, non-compliance with such laws” beginning on page 56 of this proxy statement/prospectus), other health scares involving restaurants generally, data breaches, traffic accidents caused by, or involving, drivers recognizably associated with any of the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s brands, whether or not employed or engaged by the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group, or other misconduct by persons associated with items or merchandise bearing the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s brands. The risk of reputational damage due to the misconduct of individuals is increased by the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s expansion of their own complementary logistical food delivery services.
In addition, the Just Eat Takeaway.com Group’s and the Grubhub Group’s operations depend on, and following Completion, the Enlarged Group’s operations will depend on, various third parties to provide services, in particular telecommunications, internet and cloud providers, as well as banks and payment service providers used by the Just Eat Takeaway.com Group or the Grubhub Group and their consumers. (see “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Any disruptions to each of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance” beginning on page 45 of this proxy statement/prospectus). Notwithstanding the redundant architectures and resilience measures that have been designed into the Just Eat Takeaway.com Group’s and the Grubhub Group’s operational systems and, following Completion, will be designed into the Enlarged Group’s operational systems, there remains a risk that potential system outages or cyber-attacks may affect the operation of telecommunications, cloud or internet services, as well as any unannounced action by telecommunications, cloud or internet service providers. As consumers and restaurants may attribute any performance failure or payment problem relating to a food delivery order to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group and their brands, regardless of the cause of the failure or problem, consumers may become dissatisfied with the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s value proposition. In addition, as the Just Eat Takeaway.com Group’s and the Grubhub Group’s hybrid business models are premised on connecting restaurants and consumers, in many cases they rely on restaurants to deliver food, rather than the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group performing this function directly or through third parties. Accordingly, delays in deliveries by restaurants, or the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s inability to offer a uniform food delivery experience, could adversely affect perceptions of their value proposition.
Negative publicity as a result of any of the foregoing could have a material adverse effect on the Just Eat Takeaway.com Group’s or, following Completion, the Enlarged Group’s reputation and the reputation of their brands. This risk is heightened by the fact that the Just Eat Takeaway.com Group operates, and following Completion, the Enlarged Group will operate, in an industry that is impacted by dynamic social change and public expectation, such as food safety, allergens and workers’ rights. The effect of negative publicity could be exacerbated to the extent dissatisfaction with the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group is disseminated via social media due to its immediacy and accessibility as a means of communication.
Each of the Just Eat Takeaway.com Group and the Grubhub Group relies on, and following Completion, the Enlarged Group will rely on, the skills and experience of its management and other key personnel, and the loss of any of these team members and qualified personnel could have a material adverse impact on business operations.
The Just Eat Takeaway.com Group’s performance, success and ability to fulfil its strategic objectives is substantially dependent on retaining its current executives, members of its management and key personnel, who are experienced in the markets and the businesses in which it operates. In particular, the Just Eat Takeaway.com Group is dependent on the skills and experience of Just Eat Takeaway.com’s founder and current CEO, Jitse Groen, who plays a key role in setting the Just Eat Takeaway.com Group’s and, following Completion, will play a key role in the Enlarged Group’s strategic direction. The unexpected departure of Just Eat Takeaway.com’s CFO, Brent Wissink and COO Jörg Gerbig, or of Grubhub’s CEO and founder and, following Completion, the head of the Enlarged Group’s North American operations, Matt Maloney, could also have a material adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business operations. Furthermore, the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s results of operations depend upon their personnel’s experience with, and knowledge of, local markets, IT trends and their own IT systems.
There can be no assurance that the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group will be able to retain their executives, members of management and other key personnel (see “—Risks Relating to the Transaction—Uncertainties associated with the Transaction may cause a loss of the Grubhub Group’s senior management personnel and other key employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group” beginning on page 36 of this proxy statement/prospectus). If the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s business, results of operations, financial condition and/or prospects.

Any disruptions to each of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance.
Despite the resilience and disaster recovery capabilities of the Just Eat Takeaway.com Group’s and the Grubhub Group’s IT systems and infrastructure, there is no assurance that the IT systems underlying the Just Eat Takeaway.com Group’s and the Grubhub Group’s platforms, or that will underlie the Enlarged Group’s platforms following Completion, will not temporarily fail. Any failure of, or disruptions to, such IT systems may adversely affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s performance.
Although the Just Eat Takeaway.com Group operates two fully functional data centers (housed in external co-location facilities) in the Netherlands and Germany to support the historical Takeaway.com operating markets, thus ensuring near technical and geographical redundancy, any system outages affecting the operation of telecommunications or the internet may restrict the ability of consumers to access the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s platforms or restaurants and the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s ability to receive and process orders. In addition, the Just Eat Takeaway.com Group operates certain of its e-commerce workloads in the cloud to support the historical Just Eat operating markets, taking advantage of high availability infrastructure and software designs to provide a highly resilient service protecting its ability to receive, process and accept payment for orders. Any outages that affect the operation of the cloud may additionally therefore affect the efficiency of the service provided by the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group. Any such failures in services provided by the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group or third party telecommunications providers, co-location providers, internet service providers or cloud and payment services providers could adversely affect the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s business, results of operations, financial condition and/or prospects.
The Grubhub Group relies on a combination of third-party data center hosts and cloud providers to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable internet access and services. The Grubhub Group also relies on a third-party payment processor and encryption and authentication technology licensed from third parties that is designed to effect secure transmission of personal information provided by its consumers. If the Grubhub Group’s payment processor, a data center host, a cloud provider or another third party, does not perform adequately, terminates its relationship with the Grubhub Group or refuses to renew its agreement with the Grubhub Group on commercially reasonable terms, the Grubhub Group and, following Completion, the Enlarged Group may have difficulty finding an alternate provider on similar terms and in an acceptable timeframe, its and, following Completion, the Enlarged Group’s costs may increase and its and, following Completion, the Enlarged Group’s, business and results of operations could be harmed.
The Just Eat Takeaway.com Group and the Grubhub Group rely on several commercial devices to connect restaurants to their platforms. These devices provide the interface for restaurants to receive, fulfill or reject orders. In the case of the Just Eat Takeaway.com Group, such devices are custom designed, sourced from specific suppliers and are distributed widely across their restaurant estates. Whilst the Just Eat Takeaway.com Group and the Grubhub Group continue to mitigate risks through a greater diversity in restaurant connectivity options, there remains a risk that a significant supply chain issue could impact business performance in the territories where those devices are deployed (see “— Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may face certain risks in connection with the supply of their restaurant devices” beginning on page 53 of this proxy statement/prospectus). Should devices develop significant hardware or software-related issues or failures, this could similarly impact supply levels as inventories are consumed above forecast levels and, in the case of the Just Eat Takeaway.com Group, adjustment to demand requires several months lead-time. If information security controls were to be circumvented and the devices’ central management systems were subject to a security breach, a group population of restaurants could simultaneously be disrupted.

Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s reputation.
Like all online services, the Just Eat Takeaway.com Group’s and the Grubhub Group’s platforms are, and following Completion, the Enlarged Group’s platforms will be, vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload their servers with distributed denial-of-service (“DDoS”) attacks, misappropriation of data through website scraping or other attacks or similar disruptions from unauthorized use of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s computer systems. Despite the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s resilience and disaster recovery procedures, the occurrence of any of the foregoing with respect to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s platforms or any third-party service providers which the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group currently or in future rely upon could lead to interruptions, delays or website shutdowns, potentially causing lost business, temporary inaccessibility of critical data, or account details, including personal data, being stolen or released.
In the normal course of business, the Just Eat Takeaway.com Group and the Grubhub Group have discovered various security threats and incidents that may involve the information of its diners, delivery partners, restaurant partners, employees, vendors and/or contractors. For example, the Just Eat Takeaway.com Group experienced a potentially coordinated series of severe DDoS attacks in March 2020 affecting several hundred thousand orders. Although none of these threats and incidents has had a material impact on the business of the Just Eat Takeaway.com Group or the Grubhub Group, and the Just Eat Takeaway.com Group and the Grubhub Group have committed and, following Completion, the Enlarged Group will continue to commit considerable resources to continually enhance the security of their systems, such efforts may not be sufficient.
Compromised security measures and performance or security failures of some of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s services or of third-party service providers’ services which the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group currently or in future rely upon may adversely affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s competitive position, relationships with restaurants, consumers and suppliers, and therefore, their businesses, results of operations, financial condition and/or prospects, as consumers and restaurants may lose confidence in their reliability, and consumers may be inclined to order food delivery through a competitor or alternative means. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Any disruptions to each of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance” beginning on page 45 of this proxy statement/prospectus.
The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s entry into new business areas or markets may not be successful and may expose the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to additional risks and uncertainties.
The growth that the Just Eat Takeaway.com Group and the Grubhub Group have experienced, and any future growth that, following Completion, the Enlarged Group may experience, may pose various challenges to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, such as finding suitable personnel on every operational level, including qualified IT personnel, customer services employees and sales agents. Notwithstanding the degree of scalability built into the Just Eat Takeaway.com Group’s and the Grubhub Group’s platforms, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to scale and adapt their existing technology and network infrastructure as their businesses grow. Any failure by Just Eat Takeaway.com, the Grubhub Group or following Completion, the Enlarged Group to expand their operations and staff successfully may have an adverse effect on their reputation, business and/or results of operations.
Where the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group grow their operations by expanding their businesses into new markets or offering new services, they may not be able to do this in a cost-effective and/or timely manner. New business endeavors launched or expanded by the Just Eat Takeaway.com Group, such as its Delivery services, which is intended to complement the main business activities of the Just Eat Takeaway.com Group, or the development of business-to-business food delivery services, such as City Pantry and Takeaway Pay, may not be favorably received by corporate customers, consumers or restaurants or by governments or regulators, or may not become profitable. In addition, entering into new geographical markets, such as the Just Eat Takeaway.com Group’s entry into the Israeli, Bulgarian and Romanian markets, or growing the business in existing markets may prove more costly or time-consuming than expected, and consumers and restaurants in such markets may be less receptive to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s value proposition than anticipated based on their expectations from, and experience in, their other markets. The entry into new markets and geographical regions will also expose the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to additional integrity, financial, compliance, currency and geopolitical risks, including corruption, nepotism, bribery, money laundering and terrorism financing, political instability, and conflicts with or between countries in certain regions.
Any such expansion of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s operations may also require significant additional investment, together with operations and resources, which may strain their management, personnel, financial and operational resources. The lack of market acceptance of such efforts or the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s inability to generate sufficient revenue from such expanded services, products or operations to offset their costs could have a material adverse effect on their business, results of operations, financial condition and/or prospects.
Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions, or may be unable to identify and acquire suitable acquisition candidates.
While the Just Eat Takeaway.com Group has historically established its market position in most of its largest markets predominantly through organic growth, it has undertaken acquisitions (in addition to the Transaction) and it, the Grubhub Group and, following Completion, the Enlarged Group may continue to do so in order to establish or maintain leading positions in terms of overall Orders in certain markets in the future. The integration of any prior or future acquisitions may not generate sufficient benefits for the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to justify the costs that they will incur in completing such acquisitions. The integration of local operations may place substantial demands on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s management and departments, may take longer or be more costly than anticipated, may result in material tax liabilities, the loss of key employees and may pose organizational challenges, including challenges to their operations, and IT-related challenges, any or all of which the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may fail to address effectively, resulting in the disruption of their businesses, their inability to maintain relationships with restaurants, consumers and employees, and their ability to achieve the anticipated benefits of any prior or future acquisition or maintain quality standards.
In particular, Just Eat Takeaway.com recently completed the Just Eat Acquisition, which was a transformative transaction and for which the process of integrating the two businesses is ongoing. Just Eat Takeaway.com may encounter difficulties integrating Just Eat into its existing business. The failure to meet the challenges involved in integrating the historical Just Eat operations into the Just Eat Takeaway.com Group’s business may exacerbate the risks Just Eat Takeaway.com faces in integrating Grubhub or any future business it acquires and could cause an interruption of, or a loss of momentum in, the Just Eat Takeaway.com Group’s activities and could have a material adverse effect on its business, financial condition and results of operations.
In addition, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may fail to discover material liabilities prior to an acquisition for which they may be responsible, or they may not be able to retain acquired key staff members, restaurants or consumers. Any failure to efficiently and effectively integrate acquired businesses, including as a result of the Transaction or a prior acquisition, may result in less growth than the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group anticipated and may have an adverse material effect on their business, results of operations, financial condition and/or prospects. See “—Risks Relating to the Transaction—The Transaction subjects the Enlarged Group and its investors to potential significant risks as a result of the integration process, including adherence to additional regulatory requirements, and no assurance can be given that the integration process will deliver all or substantially all of the expected benefits” beginning on page 35 of this proxy statement/prospectus.
Any acquisition may also require substantial marketing efforts in order to raise restaurant and consumer awareness in the relevant market and to reach and broaden the addressable market. Despite such efforts and investments, consumer and restaurant awareness and acceptance for the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s platforms may not increase or increase at a slower pace than anticipated, which could adversely affect progress towards profitability and/or cash flows. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may also need to record impairment charges related to potential write-downs of acquired assets, goodwill or other intangible assets in relation to prior or future acquisitions.
The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group can also not be certain that they will be able to identify and acquire, on reasonable terms, if at all, suitable acquisition candidates. With consolidation being likely to continue as an industry trend, the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group could be faced with increasing competition for attractive acquisition candidates. Failure to identify and/or acquire suitable acquisition candidates or the acquisition of unsuitable candidates could impair the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to achieve their strategic goals. Compliance with antitrust or any other regulations may delay proposed acquisitions or prevent Just Eat Takeaway.com or, following Completion, the Enlarged Group from closing acquisitions, if at all. If this risk were to materialize, this could adversely affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business, results of operations, financial condition and/or prospects.
Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the recent COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business.
The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic, including the long-term continuation or escalation of the recent COVID-19 outbreak. Such events could result in significant changes to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s restaurant inventory, consumer behavior or cost of providing delivery services, any or all of which could have a material adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business, financial condition and results of operations.
In December 2019, an outbreak of a new strain of coronavirus, COVID-19, was identified in Wuhan, China, and has since spread globally, including in the United Kingdom, continental Europe and the United States, where the Just Eat Takeaway.com Group’s and the Grubhub Group’s operations are primarily concentrated. On 11 March 2020, the World Health Organization confirmed that its spread and severity had escalated to the level of a pandemic. Since the effects of the COVID-19 pandemic took hold internationally in the first quarter of 2020, the Just Eat Takeaway.com Group and the Grubhub Group observed initial downside as government lockdowns were announced, restaurants closed and consumers reacted with heightened caution. In addition, governments in certain of the markets where the Grubhub Group operates introduced emergency orders that limit the commission they can charge their restaurant partners in order to aid the restaurant sector. For example, in May 2020, the New York City Council passed legislation imposing a 20% cap on fees, consisting of a 15% cap on commissions for delivery services and an additional 5% cap on all other charges, including marketing charges, and in August 2020 extended the duration of such restrictions until 90 days after restaurants are allowed to operate at full indoors capacity. As such, emergency orders or legislation limiting the commission that the Grubhub Group can charge its restaurant partners remain in place in certain markets, and additional restrictions may be put in place limiting the commission that the Grubhub Group can charge its restaurant partners in the future. Within the Just Eat Takeaway.com Group’s markets, commission restrictions have been introduced in one market—on 19 December 2020, a regulation came into effect in Ontario, Canada which caps fees charged to non-chain restaurants by third parties for food and beverage delivery services and related services while the restaurants are prohibited from offering indoor dining. The regulation provides caps of (i) 15% of the cost of the delivery order for food and beverage delivery services; (ii) 20% of the cost of the delivery order for food and beverage delivery services and related services; and (iii) 10% of the cost of the order for marketplace orders (including pickup and restaurant delivery orders). The Ontario regulation is unlikely to have an immediate material effect on SkipTheDishes (“Skip”), the Just Eat Takeaway.com Group’s Canadian business, because Skip has proactively and voluntarily been providing rebates on commissions for independent restaurants and select brands subject to indoor dining prohibitions in Ontario, at a level that would generally result in compliance by Skip under the regulation. However, there can be no assurance that further limits on commissions will not be enacted. The Just Eat Takeaway.com Group and the Grubhub Group cannot reasonably estimate the duration of any such restrictions. Any permanent or long-term regulation that limits the commission the Just Eat Takeaway.com Group and the Grubhub Group can charge their restaurant partners could have a material adverse effect on their and, following Completion, the Enlarged Group’s business, results of operations, financial condition and/or prospects. However, as a consequence of the COVID-19 pandemic, social distancing, government action and consumers’ desires for safer alternatives, an upside for the industry became apparent through increased consumer sign-ups and restaurant sign-ups, greater consumer order frequency and higher average order values (“AOV”). Although this has positively impacted, and continues to positively impact, performance across the majority of markets in which the Just Eat Takeaway.com Group and the Grubhub Group operate and indicates a degree of resilience enjoyed by the online takeaway industry, the performance to date has been dependent on government policy and there remain lockdown scenarios where such resilience and performance may not be possible. Therefore past performance and resiliency should be considered with caution.
In addition, epidemics or pandemics and disease outbreaks, including the recent COVID-19 pandemic, have resulted in, and may continue to result in, significant disruption of global financial markets, which could reduce the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to access capital and could negatively impact the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s liquidity in the future. As a result of such epidemics or pandemics, the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s restaurant partners may also face difficulties accessing credit, which may increase liquidity problems and business closures, and consumer confidence may weaken, resulting in decreased spending and demand for credit, which could have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.
The Just Eat Takeaway.com Group has a history of net losses and the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group could continue to incur substantial net losses in the future, and may not become profitable in the future.
The Just Eat Takeaway.com Group has incurred net losses since its inception, including net losses of €7 million and €121 million for the years ended 31 December 2018 and 2019, respectively, and net losses of €61 million for the six-month period ended 30 June 2020. The Grubhub Group has incurred net losses in recent periods, including net losses of $19 million for the year ended 31 December 2019 and net losses of $79 million for the six-month period ended 30 June 2020. In addition, the Just Eat Takeaway.com Group’s and the Grubhub Group’s operating expenses may increase over time, particularly as they make investments to scale and expand their businesses. These investments may not result in increased revenue or higher growth and may prove more expensive than the Just Eat Takeaway.com Group or the Grubhub Group currently anticipates.
In addition, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays. While each of the Just Eat Takeaway.com Group’s and the Grubhub Group’s respective revenue has grown in recent years, this growth rate may not be sustainable, and if their revenue declines or fails to grow at a rate faster than increases in their operating expenses, the Just Eat Takeaway.com Group and the Grubhub Group may not achieve or maintain profitability in future periods.
See, also, “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not continue to grow at historical rates and may not be able to achieve or maintain profitability across their businesses” beginning on page 50 of this proxy statement/prospectus.

To the extent that the Just Eat Takeaway.com Group’s and the Grubhub Group’s financial results have been positively impacted by the COVID-19 pandemic, such results may not be indicative of results for future periods.
As a result of the COVID-19 pandemic, the Just Eat Takeaway.com Group and the Grubhub Group have seen trends towards increasing Orders and the increasing adoption of online payments as the preferred method of payment of its consumers accelerate due to a shift of consumer behavior. Consequently, despite certain adverse impacts from the COVID-19 pandemic (see “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the recent COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business” beginning on page 48 of this proxy statement/prospectus) the net impact of the COVID-19 pandemic on the Just Eat Takeaway.com Group’s business and the Grubhub Group’s business has been positive. However, the Just Eat Takeaway.com Group cannot reasonably estimate the duration of the pandemic or future changes in consumer spending patterns as a result of the continuation or conclusion of the pandemic. To the extent that the Just Eat Takeaway.com Group’s and the Grubhub Group’s financial results for the six-month period ended 30 June 2020 may have been positively impacted by COVID-19, such results may not be indicative of results for future periods.
The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not continue to grow at historical rates and may not be able to achieve or maintain profitability across their businesses.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s businesses have grown rapidly since their founding in 2000 and 1999, respectively. However, this historical rate of growth is likely to decline in the future. In some more mature markets, such as the Netherlands, the UK and Denmark, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group could be confronted with saturating markets that result in declining growth rates of new consumers, even while the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group continue to add new consumers, which could adversely affect their growth and ability to achieve or maintain profitability across their businesses. In other markets where the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group will be focused on developing their market positions, their growth and ability to achieve or maintain profitability could be adversely affected, in particular, if they fail to establish or expand their market position either in absolute terms or relative to their competitors, or if increased marketing expenditures by their competitors in such markets, including in terms of more competitive and therefore more expensive bidding for pay-per-click/pay-per-order marketing initiatives, drive up their performance marketing costs. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition” beginning on page 41 of this proxy statement/prospectus. In addition, the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s growth and ability to achieve or maintain profitability across their businesses could be adversely affected in such markets, if the shift from ordering food offline to ordering food online and via mobile devices occurs at a slower pace than anticipated.
The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s success will also depend, to a substantial extent, on the willingness of consumers to continue, and to increase, their use of online services and online food delivery marketplaces as a method of ordering food, rather than to use telephone-based and walk-in services, or other online options, provided by local restaurants and other competitors. The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s success also depends on the willingness of restaurants to utilize an online food marketplace. Independent restaurants and chains may opt to provide their own mobile and online ordering solutions, or to continue to rely on traditional offline ordering processes, primarily through the use of paper menus, advertisements and the placement of orders over the telephone. In addition, not all restaurants are willing to offer delivery services, thereby limiting the potential number of restaurants that may participate on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s platforms, although in certain cases such restaurants participate on the platforms on a pick-up basis. This could have a material impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to grow their consumer and restaurant network.
In all of their markets, the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s growth and ability to achieve or maintain profitability across their businesses, may likewise be constrained by consumers’ failure to increase or maintain the frequency of Orders via their platforms. There may be limited uptake or slower adoption of online food delivery marketplaces, with early adopters already on the platform and other consumers potentially not following suit. As a result, the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s value proposition may become less attractive to restaurants, which may result in fewer restaurants participating on the platform, leading to less consumer traffic and less restaurant choice.
Despite the Just Eat Takeaway.com Group’s positive adjusted EBITDA (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group—Key Non-IFRS Financial Measures” beginning on page 204 of this proxy statement/prospectus) for the six-month period ended 30 June 2020, the Just Eat Takeaway.com Group recorded a net loss for the period, which was mainly driven by amortization of intangibles, acquisition related transaction and integration expenses, share of associates’ losses, and corporate income tax expenses (see “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—The Just Eat Takeaway.com Group has a history of net losses and the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group could continue to incur substantial net losses in the future, and may not become profitable in the future” beginning on page 49 of this proxy statement/prospectus).
Similarly, the Grubhub Group’s significant growth in new consumers and Orders has been offset by investments to grow its business, including the expansion of its delivery network and increased marketing initiatives to generate organic growth. If the Grubhub Group’s performance is below forecast/expectation, this could consequently impact the ability and degree to which future investment can take place.
There can be no assurance that the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group will be able to successfully translate marketing expenditure into Orders, or that they will achieve profitability in markets where the Just Eat Takeaway.com Group and the Grubhub Group are currently not profitable (particularly to the extent they are unable to maintain Order volumes and commission rates that generate revenue exceeding marketing expenditure). Any failure to do so would have an impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business, results of operations, financial condition and/or prospects. Ultimately, as each of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s markets has its own unique dynamics, success in any one market may not translate to success in other markets, and different approaches may be necessary in order to achieve or maintain profitability.
Any of the foregoing factors could impact the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to achieve or maintain profitability across their businesses and their financial or operational performance, and their ability to achieve or maintain profitability across their businesses, may be better or worse than currently anticipated. Moreover, the markets in which the Just Eat Takeaway.com Group and the Grubhub Group are active and, following Completion, the Enlarged Group will be active, may develop in a manner different from that anticipated by them. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group are subject to the risk that the assumptions underlying their growth strategy may not be accurate and that, consequently, their actual results may differ materially from current expectations or the financial and operational objectives set by them. Any failure by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to implement or continue their growth strategy successfully may have a material adverse effect on the business, results of operations, financial conditions and/or prospects of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group face certain risks in connection with, and as a result of, their own logistical food delivery services.
In recent years, both the Just Eat Takeaway.com Group and the Grubhub Group have made substantial investments in their own logistical food delivery service businesses and the rollout of their technologies and processes and the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group plan to continue to invest in such businesses in the future.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s roll-out of their own logistical food delivery service businesses has necessitated greater investments in people-related costs, as a logistical food delivery service business model structurally has greater requirements than those associated with online food delivery platforms that are not responsible for making deliveries themselves. Such costs include those related to the acquisition of couriers, software that is used for order forecasting and the management of courier dispatching and, in the case of the Just Eat Takeaway.com Group training of and equipment for couriers, such as e-bikes, couriers’ jackets, delivery bags and other equipment. Although the Just Eat Takeaway.com Group and the Grubhub Group take, and following Completion, the Enlarged Group will take such costs into consideration when determining their delivery commission rates, commission rates are not substantial enough in themselves to cover all such costs without additional customer delivery charges. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to charge commission rates or customer delivery charges in all of their markets, in the future, at a level that would make the provision of their own logistical food delivery services profitable, particularly given increasing competition and the possibility of changing consumer preferences. Furthermore, it is also possible that the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to generate a sufficient number of Orders to optimize the utilization rates of couriers, which is necessary to make logistical food delivery services profitable.
Due to increasing online penetration and the pace of growth of online food ordering and courier churn, the Just Eat Takeaway.com Group and the Grubhub Group seek and following Completion, the Enlarged Group will seek to find enough potential couriers to ensure that they are able to respond to all online orders from their consumers in a timely manner. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to recruit a sufficient number of couriers for various reasons, including competition for the services of such couriers by other delivery services (which could be intensified by other cost-sensitive factors, such as the risk of monthly minimum hour requirements or an increase in the average tenure of couriers),growth in a perception that employment as a courier is unattractive due to the risk of involvement in traffic accidents which arises from operating in congested urban areas with intense traffic, as well as labor law-related restrictions applicable in certain jurisdictions (for example, on the number of hours that couriers can work in a single day or on consecutive days). In addition, irrespective of the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s efforts to maintain the satisfaction of their employees (including that of the Just Eat Takeaway.com Group’s couriers) and independent contractors, the risk of conflicts arising with employees and independent contractors and the emergence of other labor-related disputes has increased, since working conditions in the food industry, particularly in the food delivery business, have come to the attention of labor unions in recent times.
A number of factors contribute to other uncertainties related to the logistical food delivery service businesses, which will continue to be relevant to the Enlarged Group following Completion. The factors which could impact overall profitability and sustainability of a logistical food delivery service business in a given market include: the extent to which consumers favor restaurants that deliver themselves, as opposed to restaurants for which the Just Eat Takeaway.com Group carries out the delivery, the degree to which logistical processes can be optimized, the extent to which efficiencies can be achieved in areas where restaurant, courier and customer demand densities are sub-optimal, external conditions affecting the pricing of couriers, restaurant commissions and delivery fees, and the need to develop solutions in new markets which exhibit different supply, demand and regulatory conditions.
Other operational risks, including potential accidents caused by or involving couriers or the failure to deliver products on time or at all (due to factors such as traffic or technology failure), may impact the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s appeal or result in liabilities, which in turn may negatively affect revenues and/or their reputation.

The materialization of the risks described above could have a material adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and/or, following Completion, the Enlarged Group’s business, reputation, financial condition, results of operations and/or prospects.
The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may face certain risks in connection with potential software failures in their restaurant management systems which facilitate the receiving and processing of online orders.
The Just Eat Takeaway.com Group relies and, following Completion, the Enlarged Group will continue to rely upon certain restaurant management systems which facilitate the receiving and processing of online orders by restaurants on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s platforms. In the event of any software failure in any of these restaurant management systems, the ability of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to service the restaurants in their existing networks and expand their networks of restaurants may be materially adversely affected. The Just Eat Takeaway.com Group is in the process of improving disaster recovery so as to reduce this risk, but there can be no guarantee that such efforts will reduce or eliminate the risk of software failures. The Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s risk profile around restaurant software and devices will continue to evolve as they seek to grow their restaurant solutions business with investments such as Practi. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Any disruptions to each of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance” and “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s reputation” beginning on pages 45 and 46, respectively, of this proxy statement/prospectus.
The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may face certain risks in connection with the supply of their restaurant devices.
The Just Eat Takeaway.com Group relies, and following Completion, the Enlarged Group will continue to rely upon the suppliers of restaurant devices which facilitate the receiving and processing of online orders by restaurants on the Just Eat Takeaway.com Group’s platforms and, following Completion, the Enlarged Group’s platforms. If any of these suppliers were to terminate its supply relationship with the Just Eat Takeaway.com Group or, following Completion, the Enlarged Group or become unable for any reason to supply the Just Eat Takeaway.com Group or, following Completion, the Enlarged Group with the requisite numbers of restaurant devices, the ability of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to service the restaurants in their existing networks and expand their network of restaurants may be materially adversely affected. Furthermore, in the event of product damage or failure in a particular delivery of restaurant devices, there may be consequential constraints upon the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s ability to supply such devices to restaurants that utilize them.
Any inability to overcome supply constraints to meet higher levels of demand from an expanding network of restaurants may have a material adverse effect on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s reputation, business, financial condition and/or results of operations. The Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s risk profile around restaurant software and devices will continue to evolve as they seek to grow their restaurant solutions business with investments such as Practi.
The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group are subject to risks associated with operating with joint venture and other partners.
The Just Eat Takeaway.com Group participates and, following Completion, the Enlarged Group will participate in and may expand through joint ventures and other collaborative activities with third parties, such as iFood in Brazil. Moreover, the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s strategy for entering a new country, particularly in developing markets, may require or be restricted to the purchase of a partial or a controlling interest in an existing entity, whilst retaining that entity’s management, in order to leverage local market knowledge.

There are certain risks associated with joint venture partners, including the risk that joint venture partners may: (i) have economic or business interests or goals that are inconsistent with those of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group; (ii) veto proposals in respect of joint venture operations; (iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or (iv) experience financial or other difficulties.
The materialization of the risk described above could have a material adverse effect on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s business, financial condition, results of operations and/or prospects.
The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s businesses may be adversely affected by changes in internet search engines’ algorithms or terms of service causing their websites to be excluded from or ranked lower in organic search results.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s successes depend on, and following Completion, the Enlarged Group’s success will also depend on, potential and existing consumers’ ability to search for and find their online platforms. Returning and new consumers often rely on online search engines, such as Google, Yahoo and Bing, when contemplating ordering food delivery online. Therefore, higher rankings in such search engines result in higher visibility, more visits to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s websites and mobile application downloads, and consequently more Orders. Recognizing this trend, the Just Eat Takeaway.com Group and the Grubhub Group are undertaking, and following Completion, the Enlarged Group will undertake, significant marketing efforts to achieve and maintain prominent internet rankings in search engines to attract consumers to their websites, including by attempting to enhance the relevance of their websites to consumer search queries, which is known as search engine optimization (“SEO”). However, search engines often modify the algorithms and ranking criteria that produce search results and, as a result, may adversely affect the algorithmic placement of links, both purchased and otherwise, of the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s websites. There can be no guarantee that the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s SEO initiatives will be successful. Any failure to appear prominently in search results, either due to a change of a search engine’s algorithms or their terms of service, which in turn affect the success of the Just Eat Takeaway.com Group’s. the Grubhub Group’s and, following Completion, the Enlarged Group’s SEO initiatives, could reduce the amount of traffic to their online food delivery marketplace and thereby harm their businesses and operations.
Furthermore, a large part of the Just Eat Takeaway.com Group’s and the Grubhub Group’s marketing budgets are, and following Completion, a large part of the Enlarged Group’s marketing budget will be, spent on search engine marketing or pay-per-click marketing. In general, pricing for pay-per click marketing is dynamic and depends on bidding on a keyword-by-keyword basis. The cost per acquisition for the Just Eat Takeaway.com Group and the Grubhub Group can be, and following Completion, the cost per acquisition for the Enlarged Group may be, influenced by competition or by changes to search engines’ terms of service with regard to pricing of pay-per-click campaigns. This will especially be the case if the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s competitors in a given market have greater financial resources and, hence, can outspend the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in pay-per-click marketing. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition” beginning on page 41 of this proxy statement/prospectus.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s operations are, and following Completion, the Enlarged Group’s operations will be, affected by weather conditions, which cause fluctuations in demand.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s business depends, and following Completion, the Enlarged Group’s business will depend, to a high degree, on consumer behavior with regard to using online food delivery services. Unexpected weather patterns may affect demand for the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s food delivery services at any time throughout the year. While colder, rainy or otherwise more inclement weather typically increases Orders

(although, particularly harsh weather may preclude the ability for delivery to take place), warmer or sunnier weather typically decreases Orders. If there are any material periods that are sunnier and/or warmer than historically normal for that period of the year, that could have a material adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business, results of operations and/or financial condition.
The Just Eat Takeaway.com Group and the Grubhub Group are exposed to, and following Completion, the Enlarged Group will be exposed to, risk relating to the receipt and processing of Online Payments and the collection of commissions arising from cash payments.
In the year ended 31 December 2020,  % (pro forma for the Just Eat Acquisition) of all Orders through the Just Eat Takeaway.com Group’s websites or through its mobile application were paid for by means of debit or credit card or other forms of cashless payment (“Online Payments”) and  % of all Orders through the Grubhub Group’s websites or through its mobile application were paid for by Online Payments in the same period. The Just Eat Takeaway.com Group and the Grubhub Group depend on and, following Completion, the Enlarged Group will depend on, third parties, in particular their payment service provider partners and their consumers’ and their own banks, in order to offer Online Payment options to consumers and to provide payment processing services. Any third party’s unwillingness or inability to provide payment processing services for debit or credit card payments may disrupt the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s operations and harm their reputation. In addition, the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s results of operations may be adversely affected if banks or payment service providers introduce new terms and conditions that cannot be sustained, or costs that cannot be passed on to consumers.
With regard to credit card payments, the Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion, the Enlarged Group will face, an additional payment collection risk. As the Just Eat Takeaway.com Group and the Grubhub Group collect, and following Completion, the Enlarged Group will collect, the full merchandise value of each Order paid via an Online Payment on behalf of the relevant restaurant, they may have to bear financial risks related to credit card fraud. Any widespread occurrence of credit card fraud could materially impact the profitability of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.
A minority of the restaurants on the Just Eat Takeaway.com Group’s platforms only accept, and following Completion, on the Enlarged Group’s platforms are expected to only accept, cash payments, and for such restaurants, there can be no assurance that the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group will be able to collect all amounts due. The Just Eat Takeaway.com Group had an allowance for doubtful debts of €   million as at 31 December 2020 (increasing / decreasing from €1.5 million as at 31 December 2019 (pro forma for the Just Eat Acquisition)), which primarily related to the expected proportion of cash-only restaurants that will fail to pay their invoices. To the extent that the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group fail to collect substantial amounts due from restaurants, this could have a material adverse effect on their business, results of operations, financial condition and/or prospects.
The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group is expected to be, affected by economic conditions across the various markets in which they operate or will operate.
A deterioration in economic conditions in any of the markets in which the Just Eat Takeaway.com Group or the Grubhub Group operate, or following Completion, the Enlarged Group will operate, may have an adverse effect on the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group (as applicable). For example, there is no certainty regarding the potential scale and severity of the economic effect of COVID-19. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the recent COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business” beginning on page 48 of this proxy statement/prospectus.
As at the date of this proxy statement/prospectus, it remains unclear whether the UK will end the transition period following its departure from the EU with a formal agreement in place with the EU or without any such agreement (in a “no-deal” Brexit scenario). As a result of the UK referendum and the UK formally leaving the EU, the UK has entered into a period of economic and market disruption and political and legal uncertainty. It is not possible to ascertain how long this period will last and the effect it will have on the UK or in the EU in general. None of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group can predict when or if political stability will return. Since the decision by the UK electorate to leave the EU, there has been volatility and disruption of the capital, currency and credit markets, including the market for debt and equity securities. A further weakening of the pound sterling may, as a result of certain investments and expenditures of the Just Eat Takeaway.com Group not denominated in pounds sterling, have a material adverse effect on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s results. In addition, the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s restaurant partners may face difficulties accessing credit, which may increase liquidity problems and business closures, and a no-deal shift to World Trade Organization rules in a post-Brexit UK would increase uncertainty around the net cost impact and availability of imported food for the industry. In addition, there has been an impact on consumer confidence, spending and demand for credit, which could have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group.
Such circumstances can be expected to influence consumers’ purchasing behavior and could, for example, cause consumers to cook at home rather than to purchase takeaway food (although consumers may also purchase takeaway food rather than eat out). These changes in consumer behavior could lead to lower overall Orders through the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s platforms. In addition, changes in economic conditions may lead to higher costs associated with the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s operations, such as in relation to food, labor and energy, which could affect consumer spending behavior and the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s results of operations. In addition, there can be no assurance that macroeconomic conditions will not impair the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to obtain financing in the future, and thereby impede the expansion of their operations.
Legal and Regulatory Risks
The Just Eat Takeaway.com Group’s and the Grubhub Group’s operations are and will be subject to, and following Completion, the Enlarged Group’s operations will be subject to, numerous legal and regulatory regimes and their businesses could be harmed by changes to, or interpretation or application of, the laws and regulations of each of the jurisdictions in which they operate.
The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion, the Enlarged Group will face, certain inherent risks due to the geographic scope and the nature of their businesses. As at the date of this proxy statement/prospectus, the Just Eat Takeaway.com Group operates in seventeen countries in Europe (the Netherlands, the UK, Germany, France, Spain, Italy, Denmark, Ireland, Norway, Belgium, Austria, Poland, Switzerland, Bulgaria, Romania, Portugal and Luxembourg), Israel, Australia, New Zealand, Canada, Mexico, Brazil and Colombia and the Grubhub Group operates throughout the United States. As a result, the Just Eat Takeaway.com Group and the Grubhub Group are exposed to laws and regulations which vary, and sometimes conflict, from one jurisdiction to another. The Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s ability to comply with existing laws and regulations applicable to their businesses across the multiple jurisdictions in which they operate and to predict and adapt to changes in those jurisdictions, is important to their success. Any uncertainty or changes in applicable laws or regulations, in particular in relation to payment services, competition, the internet, e-commerce, consumer protection, cookies, privacy, electronic marketing, platform regulation and legislation or rules relating to the right to be forgotten, or the takeaway restaurant industry specifically, in one or more of the markets in which the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate, could have a material adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s reputation, business, results of operations, financial condition and/or prospects.

The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion the Enlarged Group will face, risks associated with the independent contractor model, which is subject to evolving government regulation of the “gig economy.” Changes in government regulation of or successful challenges to the independent contractor model used by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in certain markets may require the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to change their existing business models and operations.
Government regulation of the “gig economy” (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs) has evolved considerably over the past few years and continues to do so. The Just Eat Takeaway.com Group, in certain of the historical Just Eat markets (the UK, Canada, Ireland, Italy and Australia), and the Grubhub Group have adopted, and following Completion, the Enlarged Group will adopt, an independent contractor model where they engage independent contractors directly as delivery drivers, such that their delivery drivers are not employees of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group. Due to uncertainties in the interpretation of applicable law, as well as constant legislative evolution, this sector has been subject to scrutiny and, in some cases, class actions with workers claiming they should have been treated as employees rather than contractors have been filed. For example, in July 2018, a courier on the Skip network filed a putative class action case alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be accepted as a class action and, if so, which couriers would be included in any such class. As another example, on 1 January 2020, California Assembly Bill 5 (“AB5”) came into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law. In November 2020, a California ballot initiative was passed to supersede AB5. Specifically, Proposition 22 (“Prop 22”) exempts app-based workers, including delivery drivers, from being classified as employees and provides for certain minimum compensation levels, as well as certain other requirements. Prop 22 is now in effect, and therefore the Grubhub Group’s costs related to drivers have increased in California. This cost increase could lead the Grubhub Group and, following Completion, the Enlarged Group, to charge higher diner fees and higher restaurant commissions, which in turn could lower order volume. Other states where the Grubhub Group operates may consider legislation similar to Prop 22, which would be expected to increase the Grubhub Group’s and, following Completion, the Enlarged Group’s costs related to drivers in such jurisdictions and could similarly adversely impact results of operations. As a result of the fact that the landscape of regulation in this area is evolving, if legislation governing the reclassification of independent contractors were to change, the Just Eat Takeaway.com Group’s and the Grubhub Group’s current practices, and, following Completion, the Enlarged Group’s future practices, may be subject to challenge. In Australia, Menulog Pty. Ltd. received a position paper from the Australian Tax Authority (the “ATO”) on 11 September 2019 stating that the couriers engaged by Menulog should be considered employees rather than independent contractors. Menulog has challenged this based on the legislation and recent case law, and is now awaiting the ATO’s final assessment (which it may also appeal).
In addition to the risk of reclassification, there is also a risk that new legislation may be introduced requiring modifications to the way in which the Just Eat Takeaway.com Group and the Grubhub Group engage independent contractors. For example, while the independent contractor model continues to be permitted in Italy, new legislation was introduced on 3 November 2019 which has implications for the remuneration of, and health and safety processes impacting, independent contractors as delivery drivers. On 15 September 2020, Just Eat Italy, under the association of Assodelivery (an association of all Italian food delivery platforms), executed a collective bargaining agreement with a trade union to maintain the payment structure currently offered to couriers. Without this agreement, the Just Eat Takeaway.com Group would have been required to radically change its payment model to implement an hourly pay structure and minimum wage for all couriers in Italy from 3 November 2020.

The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s operations involve the processing of personal data of consumers, restaurant owners and contracted couriers, which processing is regulated under privacy and data protection laws and governmental regulations. Compliance with such laws and regulations could give rise to additional costs and failure to comply, including as the result of security breaches, could give rise to liabilities and could have a material and adverse effect on their reputation, business, financial condition, results of operations and/or prospects as a result of privacy and data protection laws and governmental regulations and risks of security breaches.
The Just Eat Takeaway.com Group’s and the Grubhub Group’s operations involve, and following Completion, the Enlarged Group’s operations will involve, the processing of personal data of consumers, restaurant owners and contracted couriers. In its capacity as an online food delivery marketplace and as a facilitator of Online Payments, such as PayPal or iDeal, the Just Eat Takeaway.com Group acts, and following Completion, the Enlarged Group will act, as an intermediary or agent, as applicable, between restaurants, consumers purchasing from these restaurants, and entities controlling the payment methods that the consumers choose to use (such as iDeal, PayPal or credit and debit card issuers). In furtherance of the services the Just Eat Takeaway.com Group and the Grubhub Group provide, and following Completion, the Enlarged Group will provide, the Just Eat Takeaway.com Group and the Grubhub Group receive, and following Completion, the Enlarged Group will receive, personal data of consumers, restaurant owners and contracted couriers.Such personal data includes identification data, location data, and payment transaction data that consumers supply when they wish to make a payment for an order (such as the consumer’s name and, in some cases, payment method details), or in the case of restaurant owners and contracted couriers, bank routing and account information so that they can hold a business account and receive payments from the Just Eat Takeaway.com Group and the Grubhub Group.
Consequently, the Just Eat Takeaway.com Group and the Grubhub Group are subject, and following Completion, the Enlarged Group will be subject, to the privacy rules of the countries in which they operate, including, in the EU, Regulation (EU)2016/679 (the “General Data Protection Regulation” or “GDPR”). Any failure to comply with applicable data protection and privacy laws may harm the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s reputation or lead to investigations, sanctions, penalties, proceedings or actions against the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group by governmental agencies or other persons, including class action litigation in certain jurisdictions. In addition, the Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion, the Enlarged Group will face, the possibility of security breaches, which themselves may result in a violation of applicable data protection and privacy laws (see “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s reputation” beginning on page 46 of this proxy statement/prospectus). Any failure of each of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group and their affiliated restaurants, partners, service providers or others to adequately protect personal or sensitive data could have a material and adverse effect on their reputation, business, financial condition, results of operations and/or prospects.
The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate in certain countries with stringent food safety laws and laws related to the sales of alcohol, in each case, applicable to restaurants listed on their respective platforms and such laws may also apply to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, which could result in increased compliance costs as well as liability for, and material damage to their reputations as a result of, non-compliance with such laws.
Stringent food safety laws and laws related to the sales of alcohol imposed by the countries where the Just Eat Takeaway.com Group and the Grubhub Group operate (including, in the EU, EU laws implemented in national legislation) apply to the restaurants that are listed on the Just Eat Takeaway.com Group’s and the Grubhub Group’s platforms and, following Completion, on the platforms to be operated by the Enlarged Group. This includes laws with respect to the identification of allergen-related information, additives and/or ingredients in the foods that are sold on, and age verification of customers who order alcoholic beverages on, the Just Eat Takeaway.com Group’s or the Grubhub Group’s platforms. Such laws may also apply to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, which could result in increased compliance costs, including as a result of non-compliance. In certain markets the Just Eat Takeaway.com Group and the Grubhub Group provide allergen-related food information to consumers on its platforms on behalf of restaurants. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot rule out the possibility that they may be held liable for non-compliance with the laws and regulations relating to the provision of food information, or due to the provision of inaccurate information. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot rule out that any non-compliance would result in material damage to their reputation, in particular if there should be a case of injury or death connected with any such non-compliance. See “Additional Information—Regulatory—Food Information Regulation” beginning on page 186 of this proxy statement/prospectus.
The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group are subject to extensive government regulation and oversight relating to the provision of payment and financial services. Failure to comply with, loss of privileges pursuant to or material modifications to applicable regulations could severely impact their ability to process payments or result in penalties or costly and time consuming remediation efforts.
The Just Eat Takeaway.com Group is and will continue to be affected by and, following Completion, the Enlarged Group will be affected by, the revised Payment Services Directive 2015/2366/EU (“PSD II”) and its implementation in the European countries in which they operate because they operate regulated payment services in multiple countries in the European Economic Area (“EEA”). PSD II was implemented in the Netherlands, entering into force on 19 February 2019. The Just Eat Takeaway.com Group relies on an intra-group licensed payment service provider for its payment services under PSD II in respect of countries where Takeaway.com historically operated prior to the Just Eat Acquisition. In the countries where Just Eat historically operated prior to being acquired by Takeaway.com (expect for France, where the Just Eat Takeaway.com Group relies on a separate exemption), the Just Eat Takeaway.com Group relies on an exemption under PSD II, the so-called commercial agent exemption, and therefore the payment services it provides are not regulated and do not require a license. For the historical operations of Just Eat, the Just Eat Takeaway.com Group may continue to rely on this exemption because it receives payments as a commercial agent authorized via an agreement to negotiate or conclude the sale of goods on behalf of the restaurants and does not act as a commercial agent on behalf of the consumers. Takeaway.com Payments B.V. has obtained a license from the Dutch Central Bank (De Nederlandsche Bank N.V., the “DNB”) in accordance with PSD II and as payment institution falls under the supervision of the DNB. Should Takeaway.com Payments B.V.’s license be revoked by the DNB in the future, or other enforcement measures to be taken by DNB such as imposing penalties and/or forcing the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to cease offering certain payment facilities, the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s ability to process Online Payments in the manner and historical markets of Takeaway.com would be severely impacted and/or the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may be forced to involve third-party payment service providers, or be subjected to a combination of the possible consequences referred to above.
In addition, the Just Eat Takeaway.com Group, in the countries where payments are not facilitated by Takeaway.com Payments B.V., and the Grubhub Group are, and, following Completion, the Enlarged Group will be, subject to the Payment Card Industry (“PCI”) and Data Security Standard (the “Standard”). The Standard is a comprehensive set of requirements for enhancing payment account data security that was developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. The Grubhub Group is, and, following Completion, the Enlarged Group will be, required by payment card network rules to comply with the Standard, and their failure to do so may result in fines or restrictions on their ability to accept payment cards. Under certain circumstances specified in the payment card network rules, the Grubhub Group or, following Completion, the Enlarged Group may be required to submit to periodic audits, self-assessments or other assessments of their compliance with the Standard. Such activities may reveal that the Grubhub Group or, following Completion, the Enlarged Group have failed to comply with the Standard. If an audit, self-assessment or other test determines that the Grubhub Group or, following Completion, the Enlarged Group need to take steps to remediate any deficiencies, such remediation efforts may distract their management teams and require costly and time consuming remediation efforts. In addition, even if the Grubhub Group and, following Completion, the Enlarged Group comply with the Standard, there is no assurance that they will be protected from a security breach.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group are subject to evolving pricing regulations and may become subject to related litigation or regulatory inquiries. Modifications to pricing regulations or the outcome of related litigation or regulatory inquiries may require changes to their pricing models and negatively impact financial results and/or increase their costs of doing business.
The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group are subject to evolving pricing regulations in the jurisdictions in which they operate.The implementation of European Directive 2011/83/EU on consumer rights has in the past affected and may continue to affect the Just Eat Takeaway.com Group’s operations. For example, in 2018, the Just Eat Takeaway.com Group terminated its payment services fees in Belgium, although the overall impact on the Just Eat Takeaway.com Group’s revenue, as a result of the elimination of this processing fee, has been offset to a certain extent by the Just Eat Takeaway.com Group’s introduction on 1 October 2018 of a €0.19 administration fee chargeable to restaurants in Belgium, regardless of method of payment. Also, Regulation (EU) 2019/1150 of the European Parliament and of the Council of 20 June 2019 on promoting fairness and transparency for business users of online intermediation services (“Regulation (EU) 2019/1150”) and its implementation in the European countries in which the Just Eat Takeaway.com Group operates has in the past affected and may continue to affect the Just Eat Takeaway.com Group’s operations. For example, as a result of discussions with the Dutch Competition Authority in 2020, the Just Eat Takeaway.com Group was required to provide disclosure to consumers relating to the “TopRank” service that allows restaurants to pay for higher search result positions in the Just Eat Takeaway.com Group’s platforms. As the implementation of Regulation (EU) 2019/1150 in the legislation of the European countries in which the Just Eat Takeaway.com Group operates is still in its early stages, it is difficult for the Just Eat Takeaway.com Group to assess the enforcement approach that will be taken by the relevant national authorities.
Additionally, fees and commissions charged by online food delivery marketplaces and other business practices of online platforms are currently under increased scrutiny and are expected to continue to be subject to political and public debate in the jurisdictions in which the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate. This increased scrutiny may lead to changes in platform regulation or legislation, negative publicity or investigations or litigation commenced by governmental authorities or other parties. For example, in July 2019, the European Commission enacted Regulation (EU) 2019/1150, which imposes certain transparency obligations on online intermediation services and online search engines by requiring marketplaces to disclose the main parameters, including paid ranking, if applicable, used to rank goods and services on their sites. Further changes in platform regulation, legislation or related litigation resulting from such increased scrutiny may require changes to certain business practices of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, including changes to fees and commissions. Changes to fees and commissions may, among other things, negatively affect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to generate revenue or result in dissatisfaction or loss of consumers or restaurants on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s respective platforms. Similarly, in response to COVID-19, a number of jurisdictions in the United States have implemented or are considering implementing fee caps, fee disclosure requirements and similar measures that have negatively impacted the Grubhub Group’s financial results, and following Completion, could negatively impact the Enlarged Group’s financial results and/or increase its cost of doing business. See “—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the recent COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business” beginning on page 48 of this proxy statement/prospectus.
The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the competition laws of the countries they operate in and changes in, or their failure to comply with, competition laws could adversely affect their businesses, results of operations, financial condition and prospects.
The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the competition laws of the countries they operate in and such laws may restrict the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s ability to agree with restaurants on a price guarantee (that is, the guarantee that restaurants do not charge consumers a lower price for the same food if ordered directly through the restaurant’s own online order channels, or if applicable via another online platform, as opposed to if ordered via the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s platforms). Similar price guarantees have been accepted by competition authorities in many of the markets in which the Just Eat Takeaway.com Group and the Grubhub Group are active and, following Completion, the Enlarged Group will be active. In 2016, the German competition authority found certain price clauses in a different industry to be in breach of the applicable competition rules. However, this decision was overturned by the Higher Regional Court of Dusseldorf in June 2019. The judgement is now being appealed by the German competition authority before the German Federal Court. The application of competition rules to this type of arrangement is still unclear. Accordingly, there is a risk that the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s price guarantee clauses with restaurants could be found to violate competition laws, which could potentially have a material adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s business, results of operations, financial condition and prospects.
Further, in October 2019, the Grubhub Group announced a series of growth initiatives to drive diner acquisition and retention, including a significant expansion of non-partnered restaurants listed on the Grubhub Group’s platform in addition to restaurants that have entered into partnerships with the Grubhub Group. However, non-partnered restaurants may not want to be included on the Grubhub Group’s or, following Completion, the Enlarged Group’s platforms and, if included, may request to be removed. In addition, there is a risk that, if included, non-partnered restaurants may bring legal claims against the Grubhub Group or, following Completion, the Enlarged Group relating to their inclusion on the Grubhub Group’s or, following Completion, the Enlarged Group’s platforms. There is also a risk that state or local law is enacted to prevent platforms like those of the Grubhub Group or, following Completion, the Enlarged Group from including non-partnered restaurants on their platforms. For example, the California Legislature passed legislation, California Assembly Bill 2149 (“AB 2149”), which has been signed into law by Governor Gavin Newsom and will become effective on 1 January 2021. AB 2149 prohibits, among other things, food delivery logistics platforms from facilitating deliveries from restaurants in California without the restaurants’ prior consent. Similar prohibitions have also been enacted in Louisiana, Denver, Colorado, and Tucson, Arizona, among others, and are being contemplated in other jurisdictions. To the extent that the Grubhub Group or, following Completion, the Enlarged Group are required to remove non-partnered restaurants from their platforms for any reason, this may adversely affect their ability to attract and retain consumers and could directly and adversely affect the Grubhub Group’s or, following Completion, the Enlarged Group’s business, financial condition and results of operations.
The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the tax laws and regulations of different jurisdictions, changes to which could materially affect their businesses, results of operations, and financial condition.
The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the tax laws and regulations of different jurisdictions. Given that tax laws and regulations are subject to frequent change and their meaning is not always clear-cut or definitive, the tax positions taken by the Just Eat Takeaway.com Group or the Grubhub Group are sometimes based on their interpretations of such laws and regulations. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot guarantee that such interpretations will not be questioned or challenged by the relevant authorities. More generally, any failure to comply with the tax laws or regulations applicable to the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may result in reassessments, late payment interest, fines and penalties. In addition, the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s effective average tax rate and tax costs from period to period will be affected by many factors, including changes in tax legislation, global mix of earnings, the tax characteristics of their income, the timing and recognition of impairments, acquisitions and dispositions, integration of businesses, including the Transaction, and intercompany transfers of intangibles, adjustments to their reserves related to uncertain tax positions, changes in valuation allowances and tax treatment of riders. Also, a material change in applicable laws and regulations, or in their interpretation or enforcement, may force the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to alter their business strategy, leading to additional costs or loss of revenue. As future developments, including initiatives relating to the taxation of the digital economy and taxation of self-employed individuals, are uncertain and partly beyond management’s control, assumptions are necessary to estimate future tax costs, taxable profits as well as the period in which deferred tax assets will recover. See “The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion the Enlarged Group will face, risks associated with the independent contractor model, which is subject to evolving government regulation of the “gig economy.” Changes in government regulation of or successful challenges to the independent contractor model used by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in certain markets may require the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to change their existing business models and operations” beginning on page 57 of this proxy statement/prospectus. Any significant increase in the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s tax burden due to the factors described above is likely to have a material adverse effect on their results of operations, business, financial condition and/or prospects. In addition, the Just Eat Takeaway.com Group’s and the Grubhub Group’s tax returns are subject to regular review and examination. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot guarantee that any tax audit or tax dispute to which they may be subject in the future will result in a favorable outcome. There is a risk that any such audit or dispute could result in additional taxes payable by the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group. In any such case, substantial additional tax liabilities and ancillary charges could be imposed on the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group, which could increase their effective tax rate.
In addition, the Grubhub Group is and, following Completion, the Enlarged Group will be subject to varying state tax laws in the United States. If the Grubhub Group or, following Completion, the Enlarged Group is deemed an agent for the restaurants in its network under state tax law, the Grubhub Group or, following Completion, the Enlarged Group may be deemed responsible for collecting and remitting sales taxes directly to certain states. It is possible that one or more states could seek to impose sales, use or other tax collection obligations on the Grubhub Group or, following Completion, the Enlarged Group with regard to such food sales. These taxes may be applicable to past sales. A successful assertion that the Grubhub Group or, following Completion, the Enlarged Group should be collecting additional sales, use or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses, which would harm the business and results of operations of the Grubhub Group and, following Completion, the Enlarged Group.
The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group’s financial position may be adversely affected by the results of an ongoing dispute with the Danish Tax Authority.
In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark. An Advanced Pricing Agreement (“APA”) was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income, equaling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then). The Just Eat Takeaway.com Group strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the Mutual Agreement Process (the “MAP”) between Her Majesty’s Revenue and Customs and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute. Just Eat’s case was formally accepted into the MAP in April 2018. Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, the Just Eat Takeaway.com Group is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion.As the tax authorities appear to be making progress regarding Just Eat’s case, the Just Eat Takeaway.com Group has not yet requested that the matter be referred to arbitration but reserves the right to do so should the tax authorities not make progress with the matter within a reasonable timeframe. The Just Eat Takeaway.com Group expects the outcome to be a full elimination of the potential double taxation, but there is no guarantee of such outcome. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges. The net interest charges may be substantial and may adversely affect the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s financial position.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be adversely affected if they fail to obtain or maintain adequate protection for their intellectual property rights.
The Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s intellectual property rights, whether developed organically or acquired as a result of an acquisition (in particular, website domain names and trademarks), are crucial for the operation of their businesses. These intellectual property rights protect the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s brands and are and will be at the core of their efforts to raise consumer awareness for their services and are thus directly related to their reputation. Each of the Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, dependent on their ability to protect and promote their intellectual property rights, specifically their trademarks.
The Just Eat Takeaway.com Group and the Grubhub Group cannot guarantee that third parties will not infringe upon the Just Eat Takeaway.com Group’s, the Grubhub Group’s or, following Completion, the Enlarged Group’s trademark rights, or that a third party will not purchase domain names that are identical to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s domain names, with the exception of its extension. In addition, each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to adequately register and protect its trademarks or purchase at a reasonable price relevant domain names as it enters new markets.
Should the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s trademarks be challenged or infringed upon, or should they be unable to adequately register and protect trademarks or purchase domain names when entering new markets, this may have an adverse effect on the Just Eat Takeaway.com Group’s, the Grubhub Group and, following Completion, the Enlarged Group’s brands and, as a result, on their businesses, results of operations and/or financial condition.
Risks Relating to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s Capital Structure
To the extent that the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s cash flow demands may change in executing their growth strategies in the medium to long-term, they will be more dependent on external sources of capital, and access to such additional sources could be restricted for a variety of reasons.
While the Just Eat Takeaway.com Group primarily relies and, following Completion, the Enlarged Group is expected to primarily rely, on cash flow from operations to fund its business and financial obligations (for example, interest payments), it may not always generate sufficient cash flow to finance acquisitions and major transitional projects in the medium to long-term. Consequently, the execution of the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s growth strategy may require access to external sources of capital. For example, Just Eat Takeaway.com issued the Convertible Bonds 2019 in 2019 and the Convertible Bonds 2020 in 2020, respectively. Any limitations on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s access to capital on satisfactory terms, or at all, could impair their ability to execute their growth strategy in the future and could reduce their liquidity and ability to make dividend distributions.
No assurance can be given that financing will continue to be available to the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group on acceptable terms, or at all. Limitations on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s access to capital, including on their ability to issue debt and equity, could result from events or causes beyond their control, such as significant increases in interest rates, increases in the risk premium generally required by investors, decreases in the availability of credit or the tightening of terms required by lenders. Any limitations on the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s ability to secure additional capital, continue their existing finance arrangements or refinance existing obligations could limit their liquidity, financial flexibility or cash flows and affect their ability to execute their strategic plans, which could have a material adverse effect on their businesses, results of operations, financial condition and prospects.

Failure of Just Eat Takeaway.com to comply with the covenants and other obligations contained in the Just Eat Facility, the Convertible Bonds or, following Completion, the Grubhub Senior Notes could result in an event of default. Any failure to repay or refinance the outstanding debt under the Just Eat Facility, the Convertible Bonds or the Grubhub Senior Notes when due could have a material adverse effect on Just Eat Takeaway.com’s and, following Completion, the Enlarged Group’s business.
Just Eat Takeaway.com is currently in compliance with all covenants under the Just Eat Facility and the Convertible Bonds, and Grubhub is currently in compliance with all covenants under the Grubhub Senior Notes. An event of default under the Just Eat Facility, the Convertible Bonds or the Grubhub Senior Notes that is not cured or waived in accordance with its terms could result in lenders representing 66.6% of commitments accelerating the Just Eat Facility, the acceleration of the Convertible Bonds or the acceleration of the Grubhub Senior Notes. An acceleration would cause the outstanding amount owed under the Just Eat Facility (approximately €9 million as at 30 June 2020), the Convertible Bonds (approximately €467 million as at 30 June 2020) or the Grubhub Senior Notes ($500 million as at 30 June 2020) to become immediately due and payable. There may not be sufficient cash flow available to fully repay Just Eat Takeaway.com’s or, following Completion, the Enlarged Group’s outstanding debt under the Just Eat Facility, the Convertible Bonds or the Grubhub Senior Notes when due upon an acceleration or on the maturity date. Just Eat Takeaway.com and, following Completion, the Enlarged Group may not be able to secure additional capital or refinance on satisfactory terms, or at all, which could limit their liquidity, financial flexibility or cash flows and affect their ability to execute their strategic plans, which could have a material adverse effect on their businesses, results of operations, financial condition and/or prospects.
Fluctuations in currency exchange rates may significantly impact the presentation of the Enlarged Group’s financial results following Completion.
Following Completion, a substantial portion of the Enlarged Group’s consolidated revenue will be denominated in euros, pounds sterling and U.S. dollars, with the remainder denominated in the local currencies of the other countries in which the Enlarged Group will operate. Following Completion, the Enlarged Group generally will seek to match the currency of its revenue and expenses for its operations in each jurisdiction to reduce the exposure to currency fluctuations but, in limited circumstances, the revenue and expenses may be in different currencies and, therefore, subject to foreign exchange risk due to related gains and losses from the conversion into functional currency (the currency of the jurisdiction in which the operation operates) of any foreign currency denominated assets and liabilities (“Transaction Effects”).
If the Transaction is completed, Grubhub Shares will be exchanged for New Just Eat Takeaway.com ADSs. Unlike Grubhub Shares, as a consequence of the listing of the New Just Eat Takeaway.com Shares on the LSE and Euronext Amsterdam and the listing of Just Eat Takeaway.com ADSs on Nasdaq, Just Eat Takeaway.com Shares are quoted in pounds sterling on the LSE and in euro on Euronext Amsterdam, while New Just Eat Takeaway.com ADSs will be quoted in U.S. dollars on Nasdaq. Dividends (if any) in respect of New Just Eat Takeaway.com Shares underlying New Just Eat Takeaway.com ADSs will be declared in euro (or pounds sterling for holders of Just Eat Takeaway.com CDIs) and converted into U.S. dollars by the depositary bank for New Just Eat Takeaway.com ADSs. Fluctuations in the exchange rate between euro and U.S. dollars will affect, among other matters, the U.S. dollar value of New Just Eat Takeaway.com Shares and of any dividends in respect of such shares, including any such shares represented by New Just Eat Takeaway.com ADSs. In addition, the Just Eat Takeaway.com Group presents, and following Completion, the Enlarged Group will present, their consolidated financial statements in euro. Consequently, the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s financial results in any given period may be materially affected by both Transaction Effects and the effect of translation of its foreign operations’ respective functional currencies to euro, the presentation currency of the Just Eat Takeaway.com Group’s consolidated financial statements.
The intended delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam may result in non-compliance with the terms and conditions of the Convertible Bonds 2019 and in Just Eat Takeaway.com Shareholders not being able to hold Just Eat Takeaway.com Shares.
Just Eat Takeaway.com intends to apply for delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam, such delisting to become effective as applicable under Dutch law and the rules, regulations and announcements of Euronext Amsterdam N.V. The Convertible Bonds 2019 currently in issue are listed on Euronext Amsterdam. Under the terms and conditions of the Convertible Bonds 2019, a delisting of the Just Eat

Takeaway.com Shares from Euronext Amsterdam would trigger an event of default (if not cured for a period of 30 days after receipt of written notice from the Trustee (as defined in the terms and conditions of the Convertible Bonds 2019) specifying the default and that such default be remedied). Should a delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam occur, Just Eat Takeaway.com will take such action as may be necessary to ensure compliance with the terms and conditions of the Convertible Bonds 2019. In order to ensure compliance with the terms and conditions of the Convertible Bonds 2019, before delisting from Euronext Amsterdam, Just Eat Takeaway.com would be required to either (i) obtain the approval of an Extraordinary Resolution by persons who are registered as the owners of the Convertible Bonds 2019 on the register of the Convertible Bonds 2019 maintained by ABN AMRO Bank N.V. (acting as Registrar) (the “2019 Bondholders”) representing not less than 75% of the aggregate principal amount of outstanding Convertible Bonds 2019 or (ii) obtain the prior written approval of Stichting Trustee Takeaway.com (which approval can be given if, in the opinion of Stichting Trustee Takeaway.com, it is not materially prejudicial to the interest of the 2019 Bondholders). Just Eat Takeaway.com expects to take the necessary steps when appropriate. However, there can be no assurance that Just Eat Takeaway.com will be able to ensure compliance with such terms and conditions in a timely manner or at all. In addition, a delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam may result in Just Eat Takeaway.com Shareholders whose Just Eat Takeaway.com Shares trade on Euronext Amsterdam concluding that to continue to hold Just Eat Takeaway.com Shares that trade solely on the London Stock Exchange or in the form of ADSs on Nasdaq is impractical or difficult due to listing, tax or other considerations or—in the case of index funds—Just Eat Takeaway.com not being a participant in the index in which they are investing, which would in effect result in such Just Eat Takeaway.com Shareholders being forced to sell their Just Eat Takeaway.com Shares at a disadvantageous moment.
Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs
Future issuances of Just Eat Takeaway.com Shares, Just Eat Takeaway.com ADSs or debt securities convertible into Just Eat Takeaway.com Shares, or the perceived likelihood thereof, could lower the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs and adversely affect Just Eat Takeaway.com’s ability to raise capital in the future. Further share issuances could also dilute the interests of holders of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs.
Just Eat Takeaway.com has issued the Convertible Bonds, which may during their lifetime convert into new Just Eat Takeaway.com Shares. Just Eat Takeaway.com may in the future again seek to raise capital through public or private debt, or equity financings, which may involve the issuance of Just Eat Takeaway.com Shares or debt securities convertible into Just Eat Takeaway.com Shares or rights to acquire these securities. In addition, Just Eat Takeaway.com may in the future seek to issue additional Just Eat Takeaway.com Shares or Just Eat Takeaway.com ADSs as consideration for, or otherwise in connection with, the acquisition of new businesses. Furthermore, Just Eat Takeaway.com may issue new Just Eat Takeaway.com Shares in the context of any new arrangements involving employees and/or Just Eat Takeaway.com Management Board nominees.
In the case of a future issuance of Just Eat Takeaway.com Shares for cash, the then-existing Just Eat Takeaway.com Shareholders are generally entitled to full statutory preemption rights under Dutch law. By virtue of Just Eat Takeaway.com’s listing on the premium listing segment of the UK Official List, Just Eat Takeaway.com Shareholders are also entitled to the benefit of preemption rights as provided for under the Listing Rules. These rights may be limited or excluded either by virtue of Dutch law, the Articles, a resolution of the General Meeting upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board or by a resolution of the Just Eat Takeaway.com Management Board subject to the approval of the Just Eat Takeaway.com Supervisory Board if the Just Eat Takeaway.com Management Board has been designated by the General Meeting as the corporate body authorized to limit or exclude preemption rights. Any such issuance of additional Just Eat Takeaway.com Shares may dilute a Just Eat Takeaway.com Shareholder’s interest in Just Eat Takeaway.com if such investor does not participate, or is not eligible to participate, in any such issuances on a basis pro rata to their then-existing shareholdings.
Furthermore, any additional debt or equity financing which the Just Eat Takeaway.com Group may need may not be available on terms favorable to it or at all, which could adversely affect the Just Eat Takeaway.com Group’s and, following Completion, the Enlarged Group’s future plans and the market price of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs. Any additional offering or issuance of Just Eat

Takeaway.com Shares or Just Eat Takeaway.com ADSs or the perception that an offering or issuance may occur could also have a negative impact on the market price of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs and could increase the volatility in the trading price of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs.
Future sales of a substantial number of Just Eat Takeaway.com ADSs or Just Eat Takeaway.com Shares, or the market’s anticipation or consideration thereof, may adversely affect the market price of New Just Eat Takeaway.com ADSs or New Just Eat Takeaway.com Shares following Completion.
The market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares could decline if a substantial number of either Just Eat Takeaway.com ADSs or Just Eat Takeaway.com Shares is sold by Just Eat Takeaway.com or significant Just Eat Takeaway.com Shareholders in the public market, or if there is an anticipation in the market that such sales could occur. Any sale of Just Eat Takeaway.com ADSs or Just Eat Takeaway.com Shares by any or all of the Just Eat Takeaway.com Managing Directors could be considered as a lack of confidence in the performance and prospects of the Just Eat Takeaway.com Group and could cause the market price of New Just Eat Takeaway.com ADSs or New Just Eat Takeaway.com Shares to decline.
Grubhub Stockholders receiving New Just Eat Takeaway.com ADSs in connection with the Transaction may sell those New Just Eat Takeaway.com ADSs immediately in the public market. It is likely that some Grubhub Stockholders, including some of its larger shareholders, will sell their New Just Eat Takeaway.com ADSs, for reasons such as the Enlarged Group’s business profile or market capitalization no longer fitting their investment objectives, or they consider holding New Just Eat Takeaway.com ADSs to be impractical or difficult due to listing, tax or other considerations. The sales of significant numbers of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares, or the perception in the market that this will occur, may decrease the market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares.
Just Eat Takeaway.com Shareholders outside the Netherlands may suffer dilution if they are unable to exercise preemptive rights in future offerings.
In the event of an increase in Just Eat Takeaway.com’s share capital, Just Eat Takeaway.com Shareholders are generally entitled to full preemptive rights, unless these rights are limited or excluded either by virtue of Dutch law, the Articles, a resolution of the General Meeting upon the proposal of the Just Eat Takeaway.com Management Board, which is subject to the approval of the Just Eat Takeaway.com Supervisory Board, or by a resolution of the Just Eat Takeaway.com Management Board subject to the approval of the Just Eat Takeaway.com Supervisory Board if the Just Eat Takeaway.com Management Board has been designated by the General Meeting as the corporate body authorized to limit or exclude preemption rights. In addition, certain Just Eat Takeaway.com Shareholders outside the Netherlands may not be able to exercise preemptive rights, and therefore suffer dilution, unless local securities laws have been complied with.
In particular, any Just Eat Takeaway.com Shareholders that are U.S. persons may not be able to exercise their preemptive rights or participate in a rights offer, as the case may be, unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available. Just Eat Takeaway.com cannot assure investors that any registration statement would be filed so as to enable the exercise of such holders’ preemptive rights or participation in a rights offer.
Just Eat Takeaway.com’s ability to pay any future dividends will depend on a number of factors, principally, Completion, its financial condition and results of operations, and the receipt of sufficient dividends from its subsidiaries.
Just Eat Takeaway.com intends to retain any profits to expand its growth and development and following Completion, the Enlarged Group’s business and, therefore, does not anticipate paying dividends to the Just Eat Takeaway.com Shareholders in the foreseeable future. See “Description of Just Eat Takeaway.com Shares—Dividends and Other Distributions—Dividend Policy” beginning on page 270 of this proxy statement/prospectus.
Distribution of dividends may only take place after the adoption of the annual accounts referred to in article 2:391 BW (the “Annual Accounts”) by the General Meeting, which show that the distribution is allowed. Just Eat Takeaway.com may only make distributions to the Just Eat Takeaway.com Shareholders insofar as Just Eat Takeaway.com’s equity exceeds the sum of the paid-in and called-up share capital increased by the reserves as required to be maintained by Dutch law or by the Articles. The Just Eat Takeaway.com Management Board determines, with the approval of the Just Eat Takeaway.com Supervisory Board, whether all or part of the profit shall be added to the reserve, and any profit remaining thereafter shall be at the disposal of the General Meeting.
Just Eat Takeaway.com is a holding company with no material, direct business operations that conducts its business mainly through its subsidiaries. As a result, Just Eat Takeaway.com is dependent on loans, dividends and other payments from these subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of dividends. Just Eat Takeaway.com’s ability to pay dividends will depend directly on Just Eat Takeaway.com’s subsidiaries’ distributions to it. The amount and timing of such distributions will depend on the laws of such subsidiaries’ respective jurisdictions. The distribution by Just Eat Takeaway.com of an interim dividend and the distribution of dividends in the form of Just Eat Takeaway.com Shares are subject to the prior approval of the Just Eat Takeaway.com Supervisory Board. See “Description of Just Eat Takeaway.com Shares—Dividends and Other Distributions” beginning on page 269 of this proxy statement/prospectus. Any of these factors, individually or in combination, could restrict Just Eat Takeaway.com’s ability to pay dividends.
The rights and responsibilities of a Just Eat Takeaway.com Shareholder are governed by Dutch law and will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions.
Just Eat Takeaway.com is, and following the Transaction will remain, incorporated under the laws of the Netherlands. Accordingly, Just Eat Takeaway.com’s corporate structure, as well as the rights and obligations of the Just Eat Takeaway.com Shareholders, may be different from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions. The exercise of certain shareholders’ rights by Just Eat Takeaway.com Shareholders outside the Netherlands may be more difficult and costly to pursue than the exercise of rights in a company organized under the laws of other jurisdictions. Resolutions of the General Meeting may be adopted with majorities different from the majorities required for adoption of equivalent resolutions in companies organized under the laws of other jurisdictions. Any action to contest any of Just Eat Takeaway.com’s corporate actions must be filed with, and will be reviewed by, a Dutch court, in accordance with Dutch law. See “Comparison of Shareholder Rights” beginning on page 282 of this proxy statement/prospectus for a discussion of the different rights associated with Just Eat Takeaway.com Shares and Grubhub Shares.
In addition, holders of New Just Eat Takeaway.com ADSs will be able to exercise the shareholder rights for New Just Eat Takeaway.com Shares represented by such New Just Eat Takeaway.com ADSs through the depositary bank, only to the extent contemplated by the deposit agreement. Only registered holders of Just Eat Takeaway.com Shares are afforded the rights of shareholders under Dutch law and the Articles. Because the depositary bank holds New Just Eat Takeaway.com Shares represented by New Just Eat Takeaway.com ADSs through a custodian which is a participant in the Euroclear Nederland securities settlement system, and Euroclear Nederland or its nominee is the registered holder of New Just Eat Takeaway.com Shares represented by New Just Eat Takeaway.com ADSs, the holders of New Just Eat Takeaway.com ADSs must rely on the depositary bank to exercise the rights of a shareholder via its custodian and Euroclear Nederland.
Holders of New Just Eat Takeaway.com ADSs are entitled to present New Just Eat Takeaway.com ADSs to the depositary bank for cancellation and withdraw the corresponding number of underlying New Just Eat Takeaway.com Shares (to the extent contemplated by the deposit agreement), but would be responsible for fees relating to such exchange. Fees and charges are also payable by New Just Eat Takeaway.com ADS holders in relation to certain other depositary services. See “Description of Just Eat Takeaway.com American Depositary Shares” beginning on page 272 of this proxy statement/prospectus for a discussion of the terms of New Just Eat Takeaway.com ADSs and the material rights of owners of New Just Eat Takeaway.com ADSs.
The market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares after Completion will continue to fluctuate and may be affected by factors different from those affecting the market price of Grubhub Shares or those affecting any unsponsored Just Eat Takeaway.com ADSs and Just Eat Takeaway.com Shares currently.
Upon Completion, Grubhub Stockholders will become holders of New Just Eat Takeaway.com ADSs or, if such holders elect to convert their New Just Eat Takeaway.com ADSs into New Just Eat Takeaway.com Shares, New Just Eat Takeaway.com Shares. The Just Eat Takeaway.com Group’s business differs from that of the Grubhub Group, and the Just Eat Takeaway.com Group’s results of operations, as well as the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs, may be affected by factors different from those affecting the Grubhub Group’s results of operations and the market price of Grubhub Shares. In addition, the market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares may fluctuate significantly following Completion and holders of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares could lose the value of their investment in such Just Eat Takeaway.com securities. General fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares, regardless of the Just Eat Takeaway.com Group’s actual operating performance.
Completion will result in the Just Eat Takeaway.com Group becoming subject to U.S. regulations which are different from the regulations to which the Just Eat Takeaway.com Group is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group following the Transaction.
Following Completion, as a result of the registration of New Just Eat Takeaway.com Shares with the SEC, the Just Eat Takeaway.com Group will be subject to U.S. securities laws and other U.S. federal, state and local laws and regulations (including tax laws), including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), with respect to the Just Eat Takeaway.com Group’s worldwide activities and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as a foreign private issuer. These regulations are different from the regulations to which the Just Eat Takeaway.com Group is currently subject and therefore pose an increased compliance burden on the Just Eat Takeaway.com Group and, particularly where supplemented by new regulations, could lead to higher costs and greater complexity, and potential reputational damage, regulatory sanctions or fines in connection with inadvertent breach. The enactment of unduly onerous and restrictive regulation may adversely affect Just Eat Takeaway.com’s share price and could have a material adverse effect on the results of operations, business and/or financial condition of the Just Eat Takeaway.com Group. While the Just Eat Takeaway.com Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws.
Dividends distributed by Just Eat Takeaway.com on Just Eat Takeaway.com Shares and/or New Just Eat Takeaway.com ADSs to certain related parties in low-tax jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.
Under current law, dividends paid on Just Eat Takeaway.com Shares and/or New Just Eat Takeaway.com ADSs are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act, unless a domestic or treaty exemption applies. In a letter to the Dutch parliament dated 29 May 2020, the Dutch State Secretary of Finance announced that the government intends to introduce an additional withholding tax on dividends paid (i) to group entities in jurisdictions that have a corporate income tax rate below 9%, (ii) to group entities in jurisdictions that are included on the EU’s blacklist of non-cooperative jurisdictions or (iii) in certain abusive situations, effective 1 January 2024. On 25 September 2020, the Dutch government launched an internet consultation to provide interested parties the opportunity to respond to the draft legislative proposal to introduce the conditional withholding tax on dividends. Pursuant to the proposal published for consultation purposes, the conditional withholding tax on dividend payments will be implemented in the form of an amendment to the recently passed conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021), which act will become effective on 1 January 2021. The proposal published for consultation purposes stipulates that the rate will be equal to the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the proposal published for consultation purposes stipulates that the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity (A) is established or has a permanent establishment in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, (B) is a hybrid entity or a reverse hybrid entity or (C) is interposed to avoid tax otherwise due by another entity, the tax rate on dividends may rise from 15% to the highest corporate tax rate (currently 25%). The internet consultation closed on 23 October 2020. After the internet consultation, the Dutch government aims to prepare the final legislative proposal in early 2021.

Just Eat Takeaway.com has identified material weaknesses in its internal control over financial reporting. If Just Eat Takeaway.com is unable to remediate these material weaknesses, or if Just Eat Takeaway.com identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Just Eat Takeaway.com may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect the business of the Just Eat Takeaway.com Group, and its stock price.
Just Eat Takeaway.com is not currently required to comply with the rules of the SEC implementing Section 404 of Sarbanes-Oxley, and therefore is not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. Following Completion, however, Just Eat Takeaway.com will be required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, which will require Just Eat Takeaway.com to provide in its annual reports filed with the SEC an annual management report on the effectiveness of the Just Eat Takeaway.com Group’s internal control over financial reporting and Just Eat Takeaway.com’s independent registered public accounting firm to attest to the effectiveness of the Just Eat Takeaway.com Group’s internal controls over financial reporting. Section 302 of Sarbanes-Oxley will also require the management of Just Eat Takeaway.com to make certifications as to the effectiveness of the Just Eat Takeaway.com Group’s internal controls over financial reporting. The first management report, attestation and certification in respect of internal controls over financial reporting will be required for the year following the Just Eat Takeaway.com Group’s first annual report required to be filed with the SEC, which is expected to be the year ending 31 December 2022.
In connection with the preparation of this proxy statement/prospectus, Just Eat Takeaway.com has identified material weaknesses in the design and operating effectiveness of its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
Material weaknesses were identified by Just Eat Takeaway.com with respect to Internal Control—Integrated Framework (2013 Framework) issued by the COSO, particularly regarding the documentation required to evidence the existence and effectiveness of the associated controls, as follows: (i) control environment, as Just Eat Takeaway.com did not maintain evidence of an effective control environment to enable the identification and mitigation of risks of accounting errors, (ii) risk assessment, as Just Eat Takeaway.com did not design and implement an effective risk assessment to identify and communicate appropriate objectives and fraud, and to identify and assess changes in the business that could affect the Just Eat Takeaway.com Group’s system of internal controls, (iii) control activities, as Just Eat Takeaway.com did not design and implement effective control activities across substantially all financial statement account balances and disclosures, (iv) information and communication, as Just Eat Takeaway.com did not have sufficient documentation to evidence the processes and controls in place to ensure the adequate review over financial reporting as well as the identification and evaluation of the severity of internal control deficiencies, including material weaknesses and (v) monitoring activities, as Just Eat Takeaway.com did not have the evidence to support the effectiveness of monitoring controls to ascertain whether the components of internal control are present and functioning.
As a consequence of these material weaknesses, errors were identified in the Just Eat Takeaway.com Group’s consolidated financial statements, which have been amended as included in this proxy statement (the errors do not lead to retroactive adjustments of the Just Eat Takeaway.com Group’s previously published statutory consolidated accounts under applicable accounting standards). Although Just Eat Takeaway.com does have oversight and compliance processes in place, these processes are currently not sufficiently formalized. If Just Eat Takeaway.com is unable to remediate these material weaknesses, or if Just Eat Takeaway.com identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Just Eat Takeaway.com may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Just Eat Takeaway.com and, as a result, Just Eat Takeaway.com’s stock price and ability to access the capital markets in the future.
Just Eat Takeaway.com is in the process of implementing measures designed to improve its internal control over financial reporting and remediate the control deficiencies that led to these material weaknesses. In particular, Just Eat Takeaway.com has engaged an external advisor to assist with Just Eat Takeaway.com’s design and execution of its Sarbanes-Oxley compliance program, including with respect to (i) performing its risk assessment and scoping to identify relevant controls that will be designed, implemented, and tested by management with the assistance of outside advisors, (ii) establishing compliant risk and control matrices for applicable processes across the Just Eat Takeaway.com Group markets (including process flow diagrams and process narratives) and (iii) designing or reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls.
Just Eat Takeaway.com cannot assure you that the measures taken to date by Just Eat Takeaway.com, and actions that Just Eat Takeaway.com may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in its internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither the Just Eat Takeaway.com Management Board nor an independent registered public accounting firm has performed an evaluation of its internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley. Had Just Eat Takeaway.com or its independent registered public accounting firm performed an evaluation of the Just Eat Takeaway.com Group’s internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley, additional significant deficiencies or material weaknesses may have been identified.
Holders of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs in the United States may not be able to enforce civil liabilities against Just Eat Takeaway.com, the Just Eat Takeaway.com Managing Directors or the Just Eat Takeaway.com Supervisory Directors.
A substantial portion of the Just Eat Takeaway.com Group’s assets are located outside the United States. In addition, a majority of the Just Eat Takeaway.com Managing Directors and the Just Eat Takeaway.com Supervisory Directors are not residents of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult or impossible for holders of New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs to effect service of process within the United States upon Just Eat Takeaway.com, the Just Eat Takeaway.com Managing Directors or the Just Eat Takeaway.com Supervisory Directors or to enforce judgments obtained in U.S. courts against Just Eat Takeaway.com or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against Just Eat Takeaway.com or such persons in courts in jurisdictions outside the United States.
There is doubt as to whether certain non-U.S. courts (including the courts of the Netherlands) would accept jurisdiction and impose civil liability if proceedings were commenced in such non-U.S. jurisdictions (including the Netherlands) predicated solely upon U.S. securities laws. Also, there can be no assurance that civil liabilities predicated upon federal or state securities laws of the United States will be enforceable in the Netherlands or any other jurisdiction. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in the Netherlands. See “Service of Process and Enforceability of Civil Liabilities” beginning on page 308 of this proxy statement/prospectus.
Due to delays in notification to and by the depositary bank, the holders of New Just Eat Takeaway.com ADSs may not be able to give voting instructions to the depositary bank or to withdraw New Just Eat Takeaway.com Shares underlying its New Just Eat Takeaway.com ADSs to vote such shares in person or by proxy.
Despite Just Eat Takeaway.com’s efforts, the depositary bank may not receive voting materials for the New Just Eat Takeaway.com’s Shares represented by New Just Eat Takeaway.com ADSs in time to ensure that holders of such New Just Eat Takeaway.com ADSs can either instruct the depositary bank to vote New Just Eat Takeaway.com Shares underlying their New Just Eat Takeaway.com ADSs or withdraw such shares to vote them in person or by proxy. In addition, the depositary bank’s liability to holders of New Just Eat Takeaway.com ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement. As a result, holders of New Just Eat Takeaway.com ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the depositary bank or Just Eat Takeaway.com if New Just Eat Takeaway.com Shares underlying their New Just Eat Takeaway.com ADSs are not voted as they have requested or if New Just Eat Takeaway.com Shares underlying their New Just Eat Takeaway.com ADSs cannot be voted.

Holders of New Just Eat Takeaway.com ADSs will have limited recourse if Just Eat Takeaway.com or the depositary bank fails to meet its respective obligations under the deposit agreement for New Just Eat Takeaway.com ADSs or if they wish to involve Just Eat Takeaway.com or the depositary bank in a legal proceeding.
The deposit agreement expressly limits the obligations and liability of Just Eat Takeaway.com and the depositary bank. Neither Just Eat Takeaway.com nor the depositary bank will be liable to the extent that it performs its respective obligations specifically set out in the deposit agreement or the applicable New Just Eat Takeaway.com ADSs without negligence or bad faith.
In addition, neither Just Eat Takeaway.com nor the depositary bank has any obligation pursuant to the terms of the deposit agreement to participate in any action, suit or other proceeding in respect of any of the New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction. For further description of these and other risks relating to New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares, see “Description of Just Eat Takeaway.com Shares” and “Description of Just Eat Takeaway.com American Depositary Shares” beginning on pages 266 and 272, respectively, of this proxy statement/prospectus.
Holders of New Just Eat Takeaway.com ADSs will have limited choice of forum, which could limit their ability to obtain a favorable judicial forum for complaints against Just Eat Takeaway.com, the depositary bank or their respective directors, officers or employees.
The deposit agreement provides that, subject to the depositary bank’s right to require a claim to be submitted to arbitration, as an owner of New Just Eat Takeaway.com ADSs, holders of New Just Eat Takeaway.com ADSs irrevocably agree that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or related to the deposit agreement, including claims under the Securities Act. Any person or entity purchasing or otherwise acquiring any New Just Eat Takeaway.com ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to such provisions. This choice of forum provision may increase the cost to and limit the ability of holders of New Just Eat Takeaway.com ADSs to bring a claim in a judicial forum that they find favorable for disputes with Just Eat Takeaway.com, the depositary bank or their respective directors, officers or employees, which may discourage such lawsuits against Just Eat Takeaway.com, the depositary and their respective directors, officers or employees.
In addition, the depositary bank may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, New Just Eat Takeaway.com Shares, New Just Eat Takeaway.com ADSs or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions of the deposit agreement do not preclude holders for New Just Eat Takeaway.com ADSs from pursuing claims under the Securities Act or the Exchange Act in federal courts.
Holders of New Just Eat Takeaway.com ADSs will not be deemed to have waived Just Eat Takeaway.com’s compliance with the federal securities laws and the regulations promulgated thereunder.
Holders of New Just Eat Takeaway.com ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the New Just Eat Takeaway.com ADSs representing the New Just Eat Takeaway.com Shares provides that, subject to the depositary’s right to require a claim be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement and in that regard, to the fullest extent permitted by applicable law, holders of New Just Eat Takeaway.com ADSs irrevocably waive the right to a jury trial in any lawsuit or proceeding against Just Eat Takeaway.com or the depositary bank arising out of or relating to the New Just Eat Takeaway.com Shares or other deposited securities, the New Just Eat Takeaway.com ADSs or Just Eat Takeaway.com ADRs issued in connection thereto, the deposit agreement or any transaction contemplated therein, including any claim under U.S. federal securities laws. However, no condition, stipulation or provision of the deposit agreement or New Just Eat Takeaway.com ADSs shall relieve Just Eat Takeaway.com or the depositary bank from their respective obligations to comply with the Securities Act and Exchange Act.
If Just Eat Takeaway.com or the depositary bank were to oppose a demand for jury trial based on such jury trial waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the knowledge of Just Eat Takeaway.com, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Just Eat Takeaway.com believes that a contractual pre-dispute jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement. Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. It is advisable to consult legal counsel regarding the jury waiver provision before investing in the New Just Eat Takeaway.com ADSs.
If holders or beneficial owners of New Just Eat Takeaway.com ADSs, including purchasers of New Just Eat Takeaway.com ADSs in secondary market transactions, bring a claim against Just Eat Takeaway.com or the depositary bank in connection with matters arising under the deposit agreement or the New Just Eat Takeaway.com ADSs, including claims under federal securities laws, such holders or beneficial owners may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting or discouraging lawsuits against Just Eat Takeaway.com or the depositary bank. If a lawsuit is brought against Just Eat Takeaway.com or the depositary bank under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.
As a foreign private issuer, Just Eat Takeaway.com will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than issuers that are not foreign private issuers and Just Eat Takeaway.com, as a foreign private issuer, will be permitted to follow home country practice in lieu of the listing requirements of the applicable exchange, subject to certain exceptions.
As a foreign private issuer under the Exchange Act, Just Eat Takeaway.com will be exempt from certain rules under the Exchange Act, and will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers. In addition, Just Eat Takeaway.com will not be required to comply with Regulation FD, which restricts the selective disclosure of material non-public information, and will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board, officers and principal shareholders will also be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning Just Eat Takeaway.com than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by Just Eat Takeaway.com in accordance with Dutch law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. Further, as a foreign private issuer, under the applicable exchange rules Just Eat Takeaway.com will be subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the applicable exchange, including, for example, certain internal governance controls as well as board, committee and director independence requirements. Just Eat Takeaway.com will be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under Nasdaq listing standards in its annual report on Form 20-F filed with the SEC or on its website. Accordingly, holders of New Just Eat Takeaway.com ADSs may not have the same protections afforded to shareholders of companies that are required to comply with all of Nasdaq corporate governance requirements.

An active trading market for New Just Eat Takeaway.com ADSs may not develop, which would adversely affect the liquidity and price of New Just Eat Takeaway.com ADSs, and there is no guarantee that Just Eat Takeaway.com will be able to maintain its eligibility on the FTSE UK Index Series.
Prior to the Transaction, the existing unsponsored Just Eat Takeaway.com ADSs are not listed on any U.S. stock exchange. Just Eat Takeaway.com plans to apply for a listing of the New Just Eat Takeaway.com ADSs on Nasdaq. The price of the New Just Eat Takeaway.com ADSs may fluctuate significantly due to general market or economic conditions. Furthermore, an active trading market for the New Just Eat Takeaway.com ADSs may never develop or, if developed, it may not be sustained. If an active public market for New Just Eat Takeaway.com ADSs does not develop, the market price and liquidity of New Just Eat Takeaway.com ADSs may be adversely affected. Grubhub Stockholders may be unable to sell their New Just Eat Takeaway.com ADSs unless a market can be established and sustained.
While Just Eat Takeaway.com Shares are included in the Financial Times Stock Exchange Group (the “FTSE”) FTSE 100 Index and the FTSE All-Share Index, there is no guarantee that FTSE will not publish new guidance in the future regarding non-UK incorporated companies. In addition, new laws and regulations, or amendments to existing laws and regulations, that could result in the removal of the Just Eat Takeaway.com Shares from the FTSE UK Index Series, may be introduced. If these or other circumstances were to arise, such that the Just Eat Takeaway.com Shares were no longer included in the FTSE 100 Index and the FTSE All-Share Index, this could have a negative impact on the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs.
Risks Relating to the Grubhub Group
You should read and consider risk factors specific to the Grubhub Group’s business that will also affect the Enlarged Group following Completion. These risks are described in Part I, Item 1A of Grubhub’s Annual Report on Form 10-K for the fiscal year ended 31 December 2019 and in Part II, Item 1A of Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2020, as updated from time to time in subsequent filings with the SEC, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

GRUBHUB PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT
General
This proxy statement/prospectus is being provided to Grubhub Stockholders in connection with the solicitation of proxies by the Grubhub Board to be voted at the Grubhub Stockholder Meeting and at any adjournments or postponements of the Grubhub Stockholder Meeting. At the Grubhub Stockholder Meeting, Grubhub will ask the Grubhub Stockholders to vote on the adoption of the Merger Agreement. Adoption of the Merger Agreement is a condition to the obligations of Just Eat Takeaway.com and Grubhub to complete the Transaction and requires the affirmative vote (in person (which in this case means via virtual attendance at the Grubhub Stockholder Meeting) or by proxy) of the holders of a majority of all of the Grubhub Shares entitled to vote thereon as of the Grubhub record date.
The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, Merger Sub I will be merged with and into Grubhub (the “initial merger”), with Grubhub continuing as the surviving company in the initial merger (the “initial surviving company”). Immediately thereafter, the initial surviving company will merge with and into Merger Sub II (the “subsequent merger” and, together with the initial merger, the “mergers”), with Merger Sub II continuing as the surviving company in the subsequent merger (the “final surviving company”). A copy of the Merger Agreement is attached as Annexes A-1 and A-2 to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Transaction. For a summary of the Merger Agreement, see “The Merger Agreement” beginning on page 144 of this proxy statement/prospectus.
At the first effective time, each issued and outstanding Grubhub Share (other than any Grubhub Shares owned by Grubhub, Just Eat Takeaway.com, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of Just Eat Takeaway.com), will be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company (the “initial surviving company stock”). Each such share of initial surviving company stock will immediately thereafter be automatically exchanged for the right to receive (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares, plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs, plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement. At the second effective time, each share of initial surviving company stock issued and outstanding immediately prior to the second effective time will be cancelled and shall cease to exist and no consideration will be paid or payable in respect thereof. Each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share. For the avoidance of doubt, no fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.
Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €98.60 and the Euro-Dollar exchange rate of 1.13585, in each case, on 9 June 2020, the last trading day of the Just Eat Takeaway.com Shares before the public announcement of the Merger Agreement, the merger consideration represented approximately $75.15 in value per Grubhub Share. Based on the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam of €   and the Euro-Dollar exchange rate of   , in each case, on    2020, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $   in value for each Grubhub Share. Because the Merger Agreement provides for a fixed number of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares underlying those New Just Eat Takeaway.com ADSs to be issued as part of the consideration payable in exchange for each Grubhub Share, the value of the merger consideration that Grubhub Stockholders will receive will depend on the market price of New Just Eat Takeaway.com Shares underlying such New Just Eat Takeaway.com ADSs and the Euro-Dollar exchange rate at the time the Transaction is completed. As a result, the value of the merger consideration that Grubhub Stockholders will receive upon Completion could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Grubhub Stockholder Meeting.
Background of the Merger
In the ordinary course of business, and from time to time, the Grubhub Board and Grubhub management have evaluated and considered a variety of financial and strategic opportunities for Grubhub as part of their long-term strategy to enhance value for Grubhub Stockholders, including potential acquisitions, divestitures, business combinations and other transactions. As part of these reviews in recent years, Grubhub engaged in exploratory discussions regarding potential strategic transactions with Just Eat (before the Just Eat Acquisition) and another party with a large online food delivery business, referred to as “Company A”. In addition, Mr. Matthew Maloney, Grubhub’s chief executive officer, and Mr. Jitse Groen, Just Eat Takeaway.com’s chief executive officer, had been in contact from time to time over a number of years with respect to strategic opportunities and growth of their respective businesses; however, these discussions did not focus on a potential strategic transaction between the two companies.
In March 2019, at the initiative of Just Eat’s then-chief financial officer, members of Grubhub management and members of Just Eat management engaged in preliminary discussions regarding a potential strategic transaction between the two companies. In connection with these discussions, Grubhub and Just Eat entered into a mutual confidentiality agreement (which included a customary standstill provision) on 29 March 2019 to enable the sharing of limited, initial due diligence materials between the companies. However, following these exploratory conversations and before commencing more comprehensive due diligence, in May 2019 the parties mutually agreed to end the discussions. In July 2019, Takeaway.com N.V. announced a proposal to acquire Just Eat, which was ultimately completed on 31 January 2020.
In June 2019, a representative of Company A reached out to members of Grubhub management to have a preliminary conversation regarding a potential strategic transaction between the two companies. On 8 July 2019, Grubhub and Company A entered into a mutual confidentiality agreement, which contained a customary mutual standstill provision, with a customary “fall away” provision providing that a party’s standstill obligations would terminate in certain circumstances, including upon the other party entering into a binding agreement related to a change of control of such company.
Following entry into the confidentiality agreement, Grubhub management engaged in a number of discussions with Company A regarding a potential strategic transaction. These discussions continued intermittently until early November 2019 and included meetings among members of the respective management teams of Grubhub and Company A and the exchange of preliminary due diligence information necessary to analyze both a potential strategic transaction and the likelihood of securing regulatory approvals required for a transaction between Grubhub and Company A. Discussions between representatives of Grubhub and Company A were on hold between November 2019 and February 2020, at which time discussions started again as described below.
In November 2019, Grubhub engaged Evercore to act as financial advisor to Grubhub and the Grubhub Board in connection with Grubhub assessing and preparing for potential shareholder activism and, if relevant, a potential strategic transaction. An engagement letter between Grubhub and Evercore was subsequently signed on 11 February 2020. The Grubhub Board selected Evercore based on its understanding of Grubhub’s business, industry knowledge and relevant experience.
On 8 January 2020, a Wall Street Journal article reported that Grubhub was considering strategic alternatives, including engaging in a process to sell the company. The following day, Grubhub responded to the report by issuing a public statement denying that it was engaged in a process to sell the company.
On 7 February 2020, the chief executive officer of Company A met, at his request, with Mr. Maloney and orally conveyed Company A’s nonbinding proposal to acquire Grubhub in an all-stock transaction with an implied value of $60 per Grubhub Share based on Company A’s then-current trading price per share (“Company A’s 7 February proposal”). The closing price per Grubhub Share on the NYSE on 6 February 2020, the last full trading day prior to Company A’s 7 February proposal, was $54.62. Mr. Maloney informed the chief executive officer of Company A that he would discuss Company A’s 7 February proposal with the Grubhub Board.
On 13 February 2020, the Grubhub Board met, together with Grubhub management and representatives from Evercore and Kirkland & Ellis LLP (“K&E”), outside legal counsel to Grubhub, to discuss Company A’s 7 February proposal. One Grubhub director, Mr. Arthur Francis Starrs III, recused himself from all discussions and decisions of the Grubhub Board regarding potential strategic alternatives involving Grubhub at the 13 February meeting and for all subsequent meetings of the Grubhub Board on this topic due to potential confidential information sharing considerations in light of his role as chief executive officer of Pizza Hut, a division of Yum! Brands. At the meeting, the Grubhub Board decided to form an ad hoc advisory committee (the “M&A Committee”) consisting of Messrs. David Fisher, Lloyd Frink and Brian McAndrews, to assist the Grubhub Board in its evaluation of a potential strategic transaction. Representatives of K&E reviewed with the

Grubhub Board its fiduciary duties in connection with its consideration of potential strategic alternatives. Members of Grubhub management reviewed with the Grubhub Board management’s preliminary financial projections for Grubhub. Representatives of Evercore reviewed with the Grubhub Board certain preliminary financial analyses with respect to a potential all-stock transaction involving Company A. Following discussion, including regarding potential synergies resulting from a combination with Company A and recent industry activity and trends, the Grubhub Board concluded that Company A’s 7 February proposal did not provide sufficient value to Grubhub Stockholders to form a basis for further discussion with Company A at that time, and directed Mr. Maloney to communicate to Company A this response to Company A’s 7 February proposal.
Later on 13 February 2020, Mr. Maloney conveyed to Company A’s chief executive officer the Grubhub Board’s determination that Company A’s 7 February proposal was insufficient to form a basis for further discussion with Company A at that time.
On 15 February 2020, Company A’s chief executive officer delivered to Mr. Maloney a letter restating Company A’s 7 February proposal to acquire Grubhub in an all-stock, fixed-exchange ratio transaction having an implied value of $60 per Grubhub Share based on Company A’s then-current trading price per share. There were no substantive differences between Company A’s 7 February proposal and the offer contained in the 15 February letter.
On 19 February 2020, Mr. Maloney delivered to Company A’s chief executive officer a letter reviewed by the Chairman of the Grubhub Board reiterating the Grubhub Board’s determination that Company A’s 7 February proposal was insufficient.
On 25 February 2020, Company A’s chief executive officer discussed Grubhub’s rejection of Company A’s 7 February proposal with Mr. Maloney and conveyed that Company A would submit a proposal with a revised range.
On 28 February 2020, in the ordinary course of reviewing strategic opportunities unrelated to the discussions with Company A, members of Grubhub management met with members of Just Eat Takeaway.com management to discuss the possibility of a strategic transaction between the parties. On 1 March 2020, Grubhub sent a draft confidentiality agreement (which included a customary standstill provision) to Just Eat Takeaway.com.
On 6 March 2020, Company A’s chief executive officer told Mr. Maloney that, due to COVID-19 and market dynamics, Company A was pausing discussions with Grubhub regarding a potential strategic transaction.
On 3 April 2020, Company A’s chief executive officer contacted Mr. Maloney to discuss the impact of COVID-19 on their respective businesses and inform him that Company A was interested in restarting discussions regarding a potential strategic transaction between Company A and Grubhub.
On 5 April 2020, Grubhub and Company A extended the term of their mutual confidentiality agreement, including the mutual standstill provision, in order to continue discussions regarding a potential strategic transaction. Following the execution of the extension to the mutual confidentiality agreement, members of management of Company A and Grubhub discussed updates to their respective businesses following the impact of COVID-19, and Company A resumed its preliminary due diligence of Grubhub.
On 15 April 2020, management of Company A delivered to management of Grubhub a verbal offer (“Company A’s 15 April proposal”), to acquire Grubhub in an all-stock transaction at a fixed exchange ratio that implied a value of $46.60 per Grubhub Share based on Company A’s then-current trading price per share, but reflected an increase to the implied exchange ratio, which would result in an improved pro forma fully-diluted ownership of Company A for Grubhub Stockholders as compared to Company A’s 7 February proposal. The closing price per Grubhub Share on the NYSE on 14 April 2020, the last full trading day prior to Company A’s 15 April proposal, was $41.80. A formal written offer letter reiterating Company A’s 15 April proposal was delivered to Grubhub by Company A on 16 April 2020.
On 21 April 2020, the M&A Committee met, together with representatives of Grubhub management, K&E and Evercore, to discuss Company A’s 15 April proposal. Representatives of Evercore reviewed with the M&A Committee certain preliminary financial analyses with respect to the terms of Company A’s 15 April proposal. Representatives of K&E also provided an overview of regulatory considerations associated with a potential combination with Company A. Following discussion, including regarding the implied values of Company A’s

15 April proposal and Company A’s 7 February proposal, the value of potential synergies resulting from a combination with Company A and the overall business outlook for Company A, the M&A Committee determined to recommend to the Grubhub Board that Grubhub management continue discussions with Company A to seek to improve the terms of Company A’s 15 April proposal.
On 22 April 2020, the Grubhub Board met, together with representatives of Grubhub management, to, among other things, discuss Company A’s 15 April proposal. At this meeting, members of Grubhub management reviewed with the Grubhub Board the non-public, internal financial projections regarding Grubhub’s potential future performance prepared by Grubhub management in connection with the Transaction (the “Grubhub financial projections”) (see the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Grubhub” beginning on page 98 of this proxy statement/prospectus). Following the M&A Committee’s recommendation, the Grubhub Board instructed Grubhub management to conduct due diligence on Company A’s business while negotiating for additional value and closing certainty relating to regulatory considerations. The Grubhub Board also discussed at this meeting other potential strategic transactions, including a potential transaction with Just Eat Takeaway.com, which, at that time, had not entered into a confidentiality agreement with Grubhub. The Grubhub Board directed management to progress the confidentiality agreement with Just Eat Takeaway.com and, once executed, engage in preliminary discussions regarding a potential transaction.
Following the 22 April 2020 Grubhub Board meeting, members of Grubhub and Company A management, together with representatives of K&E and Company A’s legal counsel, conducted several due diligence calls focusing on regulatory review of a potential strategic transaction between the two parties. The parties also discussed Company A’s liquidity and business in the context of COVID-19, as well as potential synergies in a transaction between Grubhub and Company A.
On 29 April 2020, the M&A Committee met, together with Grubhub management and representatives from K&E and Evercore. At the meeting, members of management provided an update on the status of due diligence into Company A’s liquidity and business in the context of COVID-19. Representatives of Evercore provided an update on the status of discussions with Company A as well as interactions with Just Eat Takeaway.com and reviewed with the Grubhub Board certain preliminary financial analyses with respect to Company A. Following discussions regarding the potential merits and downsides of a transaction, the M&A Committee determined that, in order for the proposed transaction with Company A to be more attractive than Grubhub executing on its standalone plan, the offer would need to deliver increased value to Grubhub Stockholders and obtain for Grubhub Stockholders a greater share of the synergies that would be generated by a combined company. The M&A Committee directed Grubhub management to make a counterproposal to Company A for an all-stock transaction at a fixed exchange ratio that implied a price per Grubhub Share of $64.76, based on Company A’s then-current trading price per share. The closing price per Grubhub Share on the NYSE on 28 April 2020, the last full trading day prior to this M&A Committee meeting, was $46.33.
Also on 29 April 2020, Grubhub and Just Eat Takeaway.com entered into a mutual confidentiality agreement, which contained a customary standstill provision and a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including Grubhub entering into a binding agreement related to a change of control of Grubhub.
On 30 April 2020, a representative of Grubhub management conveyed to a representative of Company A’s management the terms of Grubhub’s counterproposal reflecting a higher exchange ratio, consistent with the M&A Committee’s recommendation.
On 4 May 2020, Mr. Maloney spoke with Mr. Groen regarding a potential strategic transaction involving Grubhub and Just Eat Takeaway.com. Mr. Maloney indicated to Mr. Groen that Grubhub had received interest regarding a potential strategic transaction involving Grubhub and, given similarities between the Grubhub and Just Eat Takeaway.com business models and potential strong strategic fit, encouraged Just Eat Takeaway.com to submit an initial indication of interest.
On 6 May 2020, at Grubhub’s direction, representatives of Evercore provided to Company A’s financial advisor certain financial information regarding Grubhub, including the Grubhub financial projections, which had been reviewed by the Grubhub Board at the 22 April meeting.

On 9 May 2020, a representative of Company A’s management spoke to a representative of Grubhub management to convey Company A’s revised proposal (“Company A’s 9 May proposal”). Company A’s 9 May proposal reflected an all-stock transaction at a fixed exchange ratio that implied a value of $60.66 per Grubhub Share based on Company A’s then-current trading price per share. The closing price per Grubhub Share on the NYSE on 8 May 2020, the last full trading day prior to Company A’s 9 May proposal, was $46.82.
On 12 May 2020, financial media reported that Grubhub had received a takeover proposal from a publicly traded competitor in the online food delivery industry. Throughout the course of the subsequent negotiations described below, there were various media reports regarding potential transactions involving Grubhub and a number of third parties. Grubhub did not comment on any of these reports.
On the same day, the Grubhub Board met, together with representatives of Grubhub management, K&E and Evercore, to discuss Company A’s 9 May proposal and the status of discussions with Just Eat Takeaway.com. Representatives of Evercore reviewed with the Grubhub Board certain preliminary financial analyses with respect to Company A and Company A’s 9 May proposal, and representatives of K&E provided an overview of regulatory considerations associated with a potential combination with Company A. Following discussions regarding the potential growth of Company A and sharing of synergies, the Grubhub Board directed Grubhub management to make a counterproposal (“Grubhub’s 12 May counterproposal”) at a fixed exchange ratio that implied a value of $65.58 per Grubhub Share (compared to the closing price per Grubhub Share on the NYSE on 11 May 2020 of $46.79) based on Company A’s then-current stock price. As part of Grubhub’s 12 May counterproposal, the Grubhub Board instructed Grubhub management to negotiate for better value than presented by Company A’s 9 May proposal and to request contract terms with respect to Company A’s commitments to obtain regulatory approvals that would give Grubhub certainty with respect to Company A’s obligation to close a transaction and would also provide appropriate remedies for Grubhub in the event a transaction was not consummated.
On the same day, members of Grubhub management discussed Grubhub’s 12 May counterproposal with members of Company A’s management. Following these discussions, representatives of each of Grubhub and Company A conducted further due diligence and engaged in several discussions regarding regulatory matters.
On 13 May 2020, representatives of Grubhub and Just Eat Takeaway.com, as well as BofA Securities, financial advisor to Just Eat Takeaway.com, held a due diligence call regarding Grubhub’s financial and operational metrics, including the impact of COVID-19 on Grubhub’s business.
On 15 May 2020, representatives of Company B, a party with a large online food delivery business, contacted Evercore to express an interest in a potential transaction with Grubhub.
Also on 15 May 2020, a representative of Company A’s management spoke to a representative of Grubhub’s management to convey Company A’s revised proposal (“Company A’s 15 May proposal”). Company A’s 15 May proposal reflected a fixed exchange ratio that implied a value of $61.69 per Grubhub Share (compared to the closing price per Grubhub Share on the NYSE on 14 May 2020 of $54.72) based on Company A’s then-current stock price, as well as a high-level outline of regulatory covenants, including an obligation for Company A to use its “best efforts” to obtain regulatory approvals, subject to to-be-defined caps on certain divestiture and other remedies that Company A would be required to accept in order to obtain regulatory approvals, and a reverse termination fee in the event the transaction did not close because of a failure to obtain regulatory approvals.
On 17 May 2020, Mr. Maloney conveyed to Company A’s chief executive officer that, based on the Grubhub Board’s prior discussions of Company A’s 9 May proposal, Company A’s 15 May proposal did not deliver sufficient value or certainty to Grubhub Stockholders. During this discussion, Company A’s chief executive officer verbally communicated an improved indication of interest (“Company A’s 17 May proposal”) for an all-stock transaction at a fixed exchange ratio that implied a value of $62.50 per Grubhub Share (compared to the closing price per Grubhub Share on the NYSE on 15 May 2020 of $54.97) based on Company A’s then-current trading price per share as of 15 May 2020. However, the remainder of Company A’s 17 May proposal (including, notably, terms relating to regulatory certainty) was unchanged from Company A’s 15 May proposal. Company A’s chief executive officer presented Company A’s 17 May proposal as Company A’s “best and final” proposal.
On 18 May 2020, Mr. Groen delivered to Mr. Maloney a letter containing Just Eat Takeaway.com’s nonbinding proposal (“Just Eat Takeaway.com’s 18 May proposal”) to acquire Grubhub in an all-stock transaction with an implied value between $65 and $70 per Grubhub Share (compared to the closing price per Grubhub Share on the NYSE on 15 May 2020 of $54.97), which represented an implied pro forma fully-diluted ownership of the combined company for the Grubhub Stockholders between 28.2% and 29.8% of the combined company based on Just Eat Takeaway.com’s then-current trading price per share. In its letter, Just Eat Takeaway.com also underscored some of the compelling strategic benefits of a combination with Grubhub, including acquiring a strategic position in one of the world’s largest profit pools in food delivery, a cohesive, sustainable global approach to food delivery, and the ability to share global knowledge from experienced management teams to compete more effectively on a local basis.
On 19 May 2020, at a regularly scheduled meeting, the Grubhub Board received an update from representatives of Grubhub management, K&E and Evercore regarding the indications of interests received from Just Eat Takeaway.com and Company A, as well as Company B’s potential interest in a strategic transaction with Grubhub. Representatives of Evercore reviewed with the Grubhub Board certain preliminary financial analyses with respect to Just Eat Takeaway.com and Company A. Following discussion regarding the intrinsic value of the respective parties’ stock and conditionality involved in a transaction with either party, the Grubhub Board directed Grubhub management and representatives of Evercore to seek an indication of interest from Company B and to improve and clarify the terms of Just Eat Takeaway.com’s 18 May proposal, in particular with respect to the governance of a combined company and listing of the stock to be issued as merger consideration. In addition, the Grubhub Board directed Grubhub management to continue negotiations with Company A regarding the potential regulatory framework of a transaction.
On the same day, a member of Company A’s management conveyed to Grubhub management that Company A’s 17 May proposal continued to be Company A’s “best and final” proposal with respect to the implied value per Grubhub Share. In the following days, representatives of Grubhub and Company A engaged in discussions regarding the potential regulatory framework of a transaction between Grubhub and Company A.
On 20 May 2020, representatives of Grubhub and Just Eat Takeaway.com, as well as Evercore, financial advisor to Grubhub, and BofA Securities and Goldman Sachs, financial advisors to Just Eat Takeaway.com, held a due diligence call regarding Grubhub’s financial and operational metrics.
On the same day, Grubhub and Company B entered into a mutual confidentiality agreement, which contained a customary standstill provision and a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Grubhub entering into a binding agreement related to a change of control. On the following day, Grubhub provided Company B initial preliminary due diligence materials.
On 21 May 2020, consistent with the direction provided by the Grubhub Board on 19 May 2020 and at the direction of Grubhub management, representatives of Evercore conveyed Grubhub’s counterproposal (“Grubhub’s 21 May counterproposal”) on value to representatives of BofA Securities and Goldman Sachs, Just Eat Takeaway.com’s financial advisors, reflecting an all-stock transaction at a fixed exchange ratio having an implied value of $77.50 per Grubhub Share (compared to the closing price per Grubhub Share on the NYSE on 20 May 2020 of $57.52). Representatives of Evercore also conveyed Grubhub’s requests for (i) appropriate representation on the Just Eat Takeaway.com Supervisory Board and the Just Eat Takeaway.com Management Board following a potential transaction; (ii) stock consideration in the form of American depositary shares (“ADSs”) listed in the United States; (iii) closing certainty related to the vote of the Just Eat Takeaway.com Shareholders on a potential transaction, including a reverse termination fee payable by Just Eat Takeaway.com in the event of a failure to obtain shareholder approval and a voting and support agreement to be entered into by Mr. Groen’s affiliates; and (iv) an obligation to use “best efforts” to obtain regulatory approvals, coupled with a reverse termination fee payable by Just Eat Takeaway.com in the event of a failure to obtain necessary regulatory approvals.
On 22 May 2020, Mr. Maloney had a conversation with Mr. Groen to further discuss Grubhub’s 21 May counterproposal, with Mr. Maloney reiterating the competitive nature of the transaction process. Later that day, Mr. Groen verbally communicated to Mr. Maloney an improved offer for an all-stock transaction at a fixed exchange ratio with an implied value of $70 per Grubhub Share (compared to the closing price per Grubhub Share on the NYSE of 22 May 2020 of $57.35).
On 24 May 2020, Mr. Groen reaffirmed via email to Mr. Maloney the terms verbally communicated on 22 May 2020. In his email (“Just Eat Takeaway.com’s 24 May proposal”), Mr. Groen also responded to the other elements of Grubhub’s 21 May counterproposal, offered to add two Grubhub representatives to the Just Eat

Takeaway.com Supervisory Board and one Grubhub representative to the Just Eat Takeaway.com Management Board and confirmed Just Eat Takeaway.com’s willingness to have the stock consideration be in the form of ADSs listed in the United States. Mr. Groen also indicated Just Eat Takeaway.com’s intention to hold a shareholders’ meeting to approve a transaction as soon as practicable and indicated his readiness to support the transaction with his beneficial holdings of Just Eat Takeaway.com Shares, which represented approximately 10.3% of the then-outstanding Just Eat Takeaway.com Shares.
On the same day, at the direction of the Grubhub Board, representatives of Evercore contacted Company B’s financial advisor to discuss Company B’s due diligence of Grubhub and request an initial indication of value as a precursor to engaging in more detailed discussions.
On 25 May 2020, the M&A Committee met, together with representatives of Grubhub management, K&E and Evercore, to discuss the status of the ongoing discussions with Just Eat Takeaway.com, Company A and Company B. Representatives of Evercore reviewed with the M&A Committee certain preliminary financial analyses with respect to Company A’s 17 May proposal and Just Eat Takeaway.com’s 24 May proposal. Members of the M&A Committee discussed the relative certainty of transactions between Grubhub and each of Company A and Just Eat Takeaway.com, as well as the relative strategic values of the two potential transactions (including the relative synergies implied by each proposal). Among other things, the M&A Committee noted the benefits of a potential combination with Just Eat Takeaway.com due to its having a similar operating strategy to Grubhub, including focusing on long-term profitable growth and connecting restaurants and diners through their respective online marketplaces. The M&A Committee supported continued engagement by Grubhub management and Evercore with each of Company A and Just Eat Takeaway.com.
On the same day, at the direction of the M&A Committee, representatives of Evercore conveyed to BofA Securities and Goldman Sachs, Just Eat Takeaway.com’s financial advisors, Grubhub’s willingness to engage in further discussions based on the terms of Just Eat Takeaway.com’s 24 May proposal.
On 26 May 2020, at the direction of the M&A Committee, representatives of Evercore conveyed to Company A’s financial advisor Grubhub’s willingness to engage in further discussions based on Company A’s 17 May proposal, subject to the parties reaching agreement on an appropriate contractual framework to address the regulatory considerations. Company A indicated its readiness to engage in due diligence and further discussions regarding the appropriate regulatory framework.
On the same day, at the direction of the M&A Committee, Evercore delivered a draft Merger Agreement prepared by K&E to BofA Securities and Goldman Sachs, Just Eat Takeaway.com’s financial advisors. K&E’s initial draft of the Merger Agreement contemplated terms consistent with Just Eat Takeaway.com’s 24 May proposal, including a voting and support agreement to be entered into by affiliates of Mr. Groen in support of the proposed transaction.
On 27 May 2020, representatives of Grubhub and Just Eat Takeaway.com held a due diligence call to review Just Eat Takeaway.com’s business, strategy, market positioning and financial outlook.
On 28 May 2020, the Grubhub Board met, together with representatives of Grubhub management, K&E and Evercore, to discuss the status of the ongoing negotiations with Just Eat Takeaway.com, Company A and Company B. Representatives of Evercore reviewed with the Grubhub Board certain preliminary financial analyses with respect to Company A’s 17 May proposal and Just Eat Takeaway.com’s 24 May proposal. Representatives of K&E also provided an overview of regulatory and other considerations regarding closing certainty (including the need for Just Eat Takeaway.com shareholder approval of the transaction) associated with a potential combination with each of Just Eat Takeaway.com and Company A. Following discussion, including regarding the financial terms of each proposal relative to Grubhub’s standalone plan as reflected in the Grubhub financial projections, the Grubhub Board directed Grubhub management to continue the ongoing discussions with both Just Eat Takeaway.com and Company A, while continuing to encourage Company B to submit an indication of interest.
On 28 May and 29 May, respectively, at the direction of Grubhub management, representatives of Evercore granted Company A and Just Eat Takeaway.com access to an electronic data room maintained by Grubhub containing financial and business information to facilitate each party’s due diligence review of Grubhub. Included in the electronic data room were the Grubhub financial projections (which had previously been provided to Company A).

Over the course of the following days, representatives of Grubhub, K&E, Wilson Sonsini Goodrich & Rosati (“WSGR”), outside legal counsel to Grubhub, and Grubhub’s economic advisors continued to engage with representatives of Company A and its legal and economic advisors regarding a framework to address regulatory considerations.
On 1 June 2020, representatives of Grubhub and Company A held a due diligence call regarding tax and accounting matters. On the same day, Just Eat Takeaway.com granted Grubhub access to an electronic data room maintained by Just Eat Takeaway.com containing financial and business information to facilitate Grubhub’s due diligence review of Just Eat Takeaway.com.
Also on 1 June 2020, the chief executive officer of Company B reached out to Mr. Maloney to request additional highly sensitive due diligence materials, which Grubhub determined not to provide both because Company B had not provided an indication of value despite repeated requests to do so and because those additional materials had not been provided to Company A or Just Eat Takeaway.com.
On 3 June 2020, Grubhub management delivered to a representative of Company A a draft contractual regulatory covenant that outlined the efforts it expected Company A to undertake to obtain regulatory approvals as well as an increased reverse termination fee that would be payable to Grubhub in the event approvals were not obtained.
Also on 3 June 2020, the M&A Committee met, together with representatives of Grubhub management, K&E, WSGR and Evercore, to discuss the status of discussions with Just Eat Takeaway.com, Company A and Company B. Representatives of Evercore reviewed with the M&A Committee certain preliminary financial analyses with respect to Company A’s 17 May proposal and Just Eat Takeaway.com’s 24 May proposal. A representative of WSGR provided an update to the M&A Committee on negotiations over a potential regulatory framework with Company A. Following discussion, including regarding the financial terms of each proposal relative to Grubhub’s standalone plan as reflected in the Grubhub financial projections, and the need to risk-adjust the implied value of Company A’s 17 May proposal to account for the heightened regulatory risk and future business prospects associated with a transaction involving Company A, the M&A Committee directed Grubhub management to work towards a transaction with Just Eat Takeaway.com on improved financial terms, while continuing discussions with Company A to see if an acceptable regulatory contractual framework could be agreed.
On the same day, Mr. Maloney spoke with Mr. Groen to inform him that the Grubhub Board was interested in the strategic opportunity presented by a combination with Just Eat Takeaway.com, but urged him to improve the financial terms of Just Eat Takeaway.com’s 24 May proposal. During this discussion, Mr. Groen informed Mr. Maloney that, given Mr. Maloney’s familiarity with Grubhub’s business and the food delivery market in the United States generally, Mr. Maloney would be well suited to join the Just Eat Takeaway.com Management Board and to run the combined company’s operations in North America, including the United States and Canada.
Also on 3 June and 4 June 2020, representatives of Grubhub and Just Eat Takeaway.com held due diligence calls.
On 4 June 2020, Company A’s legal advisors delivered to K&E a draft merger agreement, which, among other things, provided for an alternative regulatory framework that differed substantially from the draft Grubhub management provided to Company A on 3 June and that in Grubhub’s view, did not sufficiently protect Grubhub against regulatory risk. The proposal also included, among other things, limitations on Company A’s obligations to obtain regulatory approvals that were unacceptable to Grubhub.
Also on 4 June 2020, representatives of BofA Securities and Goldman Sachs, financial advisors to Just Eat Takeaway.com, communicated to representatives of Evercore, financial advisor to Grubhub, Just Eat Takeaway.com’s revised proposal (“Just Eat Takeaway.com’s 4 June proposal”) which implied that Grubhub Stockholders would own approximately 29.6% of the pro forma fully-diluted equity of a combined company.
Later that day, Just Eat Takeaway.com’s legal counsel, Cravath, Swaine & Moore LLP (“Cravath”), delivered a markup of the draft Merger Agreement to K&E. Cravath’s markup of the draft Merger Agreement contemplated, among other things, a mutual “force the vote” provision whereby neither Grubhub nor Just Eat Takeaway.com could terminate the Merger Agreement in the event of an alternative superior proposal. The draft Merger Agreement also contemplated a mutual termination fee equal to 1% of Just Eat Takeaway.com’s market capitalization, being the highest amount of a termination fee that Just Eat Takeaway.com could pay without shareholder approval under applicable legal requirements, and representing approximately 2% of Grubhub’s equity value based on Just Eat Takeaway.com’s 4 June proposal.
On 5 June 2020, representatives of Grubhub management met with the Just Eat Takeaway.com Supervisory Board to conduct additional due diligence.
Later that same day, the Grubhub Board met, together with representatives of Grubhub management, K&E and Evercore, to discuss the status of negotiations with Just Eat Takeaway.com, Company A and Company B. Representatives of Evercore reviewed with the Grubhub Board certain preliminary financial analyses with respect to Company A’s 17 May proposal and Just Eat Takeaway.com’s 4 June proposal. Representatives of Evercore reported that Company B had not yet provided an initial indication of value and continued to insist upon reviewing highly sensitive diligence materials that had not been shared with Just Eat Takeaway.com or Company A before providing any indication on value. The Grubhub Board also reviewed and discussed Grubhub’s standalone plan and reaffirmed that the Grubhub financial projections continued to represent their best estimates of Grubhub’s likely performance on a standalone basis. The Grubhub Board discussed the implied value of the proposals from each of Company A and Just Eat Takeaway.com as well as the implied values of each transaction based on the synergy estimates and discounted cash flow analysis on a risk-adjusted basis to account for the heightened regulatory risk associated with a transaction involving Company A. Members of the Grubhub Board noted the higher implied value, the more favorable regulatory profile, overall greater deal certainty and the fact that a combination with Just Eat Takeaway.com would be a compelling strategy for global success as among the reasons that a transaction with Just Eat Takeaway.com was a preferable transaction and expressed their support for pursuing such a transaction. As part of its consideration of the proposals, the Grubhub Board discussed whether they could respond to an unsolicited transaction proposal received after announcing a transaction with Just Eat Takeaway.com as well as certain governance terms of Just Eat Takeaway.com’s 4 June proposal, including representation on the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board. After the discussion, the Grubhub Board directed Grubhub management to continue to work toward signing a definitive agreement with Just Eat Takeaway.com while continuing to engage in discussions with Company A.
On the same day, K&E delivered to Cravath a markup of the draft Merger Agreement and a voting and support agreement to be entered into by affiliates of Mr. Groen in support of the proposed transaction. K&E’s markup of the draft Merger Agreement contemplated a unilateral “force the vote” provision whereby Just Eat Takeaway.com could not terminate the Merger Agreement in the event of an alternative superior proposal and a “reverse” termination fee equal to 1% of Just Eat Takeaway.com’s market capitalization payable by Just Eat Takeaway.com in the event the Just Eat Takeaway.com Shareholders voted against the transaction.
On the same day, K&E delivered to Company A’s legal advisors an issues list laying out the key differences between the regulatory framework proposed by Grubhub in its draft regulatory contractual covenant delivered to Company A on 3 June 2020 and the regulatory framework proposed by Company A in its draft merger agreement dated 4 June 2020.
On 6 June 2020, K&E delivered to Company A’s legal advisors an issues list regarding the draft merger agreement (other than the regulatory framework) that Company A delivered on 4 June.
On 7 June 2020, the Grubhub Board met, together with representatives of Grubhub management, K&E and Evercore, to discuss the status of negotiations with Just Eat Takeaway.com and Company A. Representatives of Evercore updated the Grubhub Board that Grubhub management was continuing to engage with Company A on a proposed transaction as discussed at the 5 June meeting. Representatives of Evercore also reviewed with the Grubhub Board certain preliminary financial analyses with respect to a transaction with Just Eat Takeaway.com, noting that Just Eat Takeaway.com was proposing an exchange ratio that would result in the Grubhub Stockholders owning approximately 29.6% of the pro forma fully-diluted equity of a combined company, while Grubhub was proposing an exchange ratio resulting in Grubhub Stockholders owning at least 30% of the pro forma fully-diluted equity. Representatives of K&E reviewed with the Grubhub Board its fiduciary duties as well as key terms in the draft Merger Agreement that had been delivered to Cravath by K&E, including the extent to which the customary “no shop” provisions in the draft Merger Agreement allowed the Grubhub Board to respond to unsolicited alternative transaction proposals following the execution of a definitive agreement with Just Eat Takeaway.com. Following discussion, including regarding the financial terms of Just Eat Takeaway.com’s

4 June proposal relative to Grubhub’s standalone plan as reflected in the Grubhub financial projections, the Grubhub Board directed representatives of Grubhub management, Evercore and K&E to continue negotiating a transaction with Just Eat Takeaway.com in an effort to enter into and announce a transaction with Just Eat Takeaway.com in the coming days, while continuing discussions with Company A in an effort to obtain the best possible terms from each counterparty.
Later that day, Cravath delivered a markup of the draft Merger Agreement to K&E. Cravath’s markup of the draft Merger Agreement contemplated, among other things, the removal of the unilateral “force the vote” provision applicable to Just Eat Takeaway.com and the removal of the “reverse” termination fee payable by Just Eat Takeaway.com in the event the Just Eat Takeaway.com Shareholders voted against the transaction.
On 8 June 2020, K&E delivered a markup of the draft Merger Agreement to Cravath, which reinserted a 1% fee payable by Just Eat Takeaway.com in the event Just Eat Takeaway.com Shareholders failed to approve the transaction in the absence of an alternative proposal or a change in the Just Eat Takeaway.com Boards’ recommendation, among other fee triggers, but accepted that each of Grubhub and Just Eat Takeaway.com would be permitted to terminate the Merger Agreement to enter into an alternative superior proposal, subject to payment of the termination fee.
On 8 June 2020, K&E discussed Company A’s draft merger agreement with Company A’s legal counsel. Later that day, Company A’s legal counsel provided a revised proposal in response to Grubhub’s issues list dated 3 June regarding the regulatory framework for a transaction with Company A. The following day, K&E delivered a markup of the draft merger agreement to Company A.
On 9 June 2020, members of management of each of Grubhub and Just Eat Takeaway.com discussed the unresolved issues with respect to a transaction, including with respect to the exchange ratio and closing conditions relating to regulatory approvals and circumstances under which a termination fee would be payable by Just Eat Takeaway.com. On the same day, Just Eat Takeaway.com proposed an exchange ratio of ADSs representing 0.6710 Just Eat Takeaway.com Shares for each Grubhub Share, which would result in Grubhub Stockholders owning approximately 30.0% of the pro forma fully-diluted equity of the combined company and an implied value of $75.15 per Grubhub Share based on Just Eat Takeaway.com’s then-current trading price per share (compared to the closing price per Grubhub Share on the NYSE on 9 May 2020 of $57.92). Over the remainder of 9 June and 10 June 2020, Grubhub management, Just Eat Takeaway.com management, K&E and Cravath negotiated the final terms of the Merger Agreement, the Voting and Support Agreement and other ancillary documents.
On 10 June 2020, the Grubhub Board met, together with representatives of Grubhub management, K&E and Evercore, to consider the approval of a potential transaction with Just Eat Takeaway.com pursuant to which Just Eat Takeaway.com would acquire Grubhub in an all-stock transaction with a fixed exchange ratio of 0.6710 New Just Eat Takeaway.com ADSs for each Grubhub Share that would result in Grubhub Stockholders owning approximately 30.0% of the pro forma fully-diluted equity of the combined company. Representatives of K&E also reviewed with the Grubhub Board the letter that had been provided by representatives of Evercore that both disclosed certain relationships between Evercore and Grubhub and between Evercore and Just Eat Takeaway.com and confirmed that nothing would limit Evercore’s ability to fulfill its responsibilities as financial advisor to Grubhub in connection with its engagement. Representatives of Evercore reviewed with the Grubhub Board its financial analysis of the exchange ratio pursuant to the Merger Agreement and rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Grubhub Shares, other than excluded shares. For more information about Evercore’s opinion, see “—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus. After discussing potential factors in favor of and against the proposed transaction, and after reviewing the key terms of the Merger Agreement with K&E, the members of the Grubhub Board (other than Mr. Starrs who was recused from discussions) unanimously determined that the Merger Agreement was fair to, advisable and in the best interest of Grubhub and its stockholders, resolved to recommend that the Grubhub Stockholders adopt the Merger Agreement and directed that the Merger Agreement be submitted to the Grubhub Stockholders for adoption. For more information about the Grubhub Board’s reasons for recommending in favor of the adoption of the Merger

Agreement, see “—Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board” beginning on page 86 of this proxy statement/prospectus. Following its determination to enter into a transaction with Just Eat Takeaway.com, the Board determined not to pursue a transaction with Company A.
On the same day, the Wall Street Journal reported that Just Eat Takeaway.com was nearing an agreement to acquire Grubhub and Just Eat Takeaway.com confirmed that it was in advanced discussions regarding a transaction.
Later in the day, the parties exchanged executed copies of the Merger Agreement and the Voting and Support Agreement, and the parties announced the Transaction.
On 2 July 2020, the CMA indicated in a response to a briefing paper submitted by Just Eat Takeaway.com in relation to the Transaction that it had no further questions.
On 7 July 2020, the FTC granted early termination of the waiting period under the HSR Act with respect to the Transaction.
On 25 August 2020, Just Eat Takeaway.com made available to Just Eat Takeaway.com Shareholders the Circular relating to the Transaction and convocation of an Extraordinary General Meeting to be held on 7 October 2020.
Over the course of July and August 2020, Grubhub and Just Eat Takeaway.com discussed the anticipated timing of the filing of the draft registration statement on Form F-4 to register the New Just Eat Takeaway.com Shares to be issued as the merger consideration under the Securities Act, as well as the anticipated timing of Completion. On 2 September 2020, the parties agreed to amend the Merger Agreement to extend the End Date (as defined in the Merger Agreement) from 10 June 2021 to 31 December 2021 to provide additional certainty for the parties regarding the timing of the necessary steps to Completion, including the registration of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs under the Securities Act. In approving this amendment, the Grubhub Board further determined that this first amendment to the Merger Agreement (the “first Merger Agreement amendment”) was fair to, advisable and in the best interest of Grubhub and its stockholders; resolved to recommend that the Grubhub Stockholders adopt the Merger Agreement (as amended by the first Merger Agreement amendment); and directed that the Merger Agreement (as amended by the first Merger Agreement amendment) be submitted to the Grubhub Stockholders for adoption.
On 3 September 2020, CFIUS informed Grubhub and Just Eat Takeaway.com that it had concluded its review of the Transaction and had determined that there were no unresolved national security concerns with respect to the Transaction.
On 4 September 2020, Grubhub, Just Eat Takeaway.com and the Merger Subs executed and delivered the first Merger Agreement amendment, a copy of which is attached as Annex A-2 to this proxy statement/prospectus.
On 7 October 2020, Just Eat Takeaway.com held the Extraordinary General Meeting and obtained the Just Eat Takeaway.com Shareholder Approval.
Just Eat Takeaway.com’s Purposes and Reasons for the Transaction
The Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board carefully evaluated the Merger Agreement and the transactions contemplated thereby. On 10 June 2020, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board each adopted resolutions approving the terms of, and the transactions contemplated by, the Merger Agreement and resolved to unanimously recommend the Transaction for approval by the Just Eat Takeaway.com Shareholders.
In the course of reaching their respective decisions on 10 June 2020, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board consulted with Just Eat Takeaway.com’s management and its financial and legal advisors and considered a variety of substantive factors, both positive and negative, and the potential benefits and detriments of the Transaction to Just Eat Takeaway.com, Just Eat Takeaway.com’s stakeholders and the Just Eat Takeaway.com Shareholders. The Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board believed that, taken as a whole, the following factors supported their respective decisions to approve the Merger Agreement (not necessarily in order of relative importance):

Strategic factors considered by the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board:
•
Creation of one of the world’s largest online food delivery companies. The Transaction will create one of the world’s largest online food delivery companies, measured by GMV and revenue, with strong brands connecting restaurant partners with their consumers in 25 countries. The Enlarged Group processed almost 600 million orders in fiscal year 2019 worth a GMV of nearly €14 billion, generating revenues of €2,727 million on a pro forma basis giving effect to the Just Eat Acquisition and the Transaction as if such transactions had been completed on 1 January 2019, exceeding competitors such as Uber Eats, Delivery Hero, Doordash and Postmates.

•
Creating a company built around four of the world’s largest profit pools in food delivery. The Transaction will create a platform built around four of the world’s largest profit pools in food delivery: the United States, the United Kingdom, Germany and the Netherlands, increasing the Enlarged Group’s ability to deploy capital and resources and strengthen its competitive positions in all its markets. These markets show substantial further opportunities for growth, significant penetration upside and longer-term profitability improvements.

•
The combination of Grubhub and SkipTheDishes to create a North American leader. Grubhub will be much stronger as part of the Just Eat Takeaway.com Group. The combination with the Just Eat Takeaway.com Group’s Canadian business, SkipTheDishes, as well as the increased scale and resources of the Enlarged Group will provide greater flexibility to make strategic, long-term investment decisions.

•
Grubhub’s advantage in the U.S. market. In the U.S., where the market is competitive and fragmented across local regions and cities, Grubhub’s differentiated offering provides it with unique advantages. Grubhub’s offering includes its large marketplace business, which operates through a hybrid model that combines logistics with its marketplace; its Seamless corporate business; its large geographic footprint; its extensive consumer and restaurant relationships; and its consumer relationship management tools, including loyalty programs.

•
Enhanced scale and leading positions increases ability to invest and leverage best practices globally. The enhanced scale and leading positions of the Enlarged Group provide an opportunity to leverage best practices from the Just Eat Takeaway.com Group and the Grubhub Group and create the broadest possible offering to both restaurant partners and consumers. The Enlarged Group will have a greater ability to leverage investments, in particular in technology, marketing and restaurant delivery services across the combined business.

•
Founder-led management team, with a proven track record of building leading positions based on GMV in markets of scale. The Enlarged Group will have a founder-led management team that has over 55 years of combined experience in food delivery, with a proven track record in building leading positions (based on GMV) in markets of scale, the successful execution of mergers and acquisitions, integration programs and capital markets.

Other factors considered by the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board:
•
Business Climate. The current and prospective business climate in the food delivery industry, including the regulatory and litigation environment, and the position of current and likely competitors, including as a result of other business combinations.

•	Earnings Impact. The positive impact that the Transaction is expected to have on the earnings of the Just Eat Takeaway.com Group following Completion.
•	Due Diligence. The results of the due diligence review of the Grubhub Group and its businesses conducted by Just Eat Takeaway.com and its financial advisors and outside legal counsel.
•
Merger Agreement. The view that the terms and conditions of the Merger Agreement and the Transaction, including the covenants, closing conditions and termination provisions, are favorable to completing the Transaction.

•
Alternatives Available. Potential strategic alternatives that might be available to Just Eat Takeaway.com relative to the Transaction, including remaining a standalone entity or other acquisition opportunities and the belief of the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board that the Transaction is in the best interests of the Just Eat Takeaway.com Group, its enterprises, stakeholders and its shareholders as a whole given the potential risks, rewards and uncertainties associated with each alternative, including execution and regulatory risks and achievement of anticipated synergies.

The foregoing discussion of information and factors considered by the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board is not exhaustive, but the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board believe it includes the material factors considered by the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board. In view of the wide variety of factors considered in connection with their evaluation of the Transaction and the complexity of these matters, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board viewed their position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by them. In addition, in considering the factors described above, individual directors may have given different weights to different factors.
The factors contained in this explanation of Just Eat Takeaway.com’s reasons for the Transaction and other information presented in this section of the proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on page xiv of this proxy statement/prospectus.
Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board
At a meeting on 10 June 2020, with the assistance of its legal and financial advisors, the Grubhub Board evaluated the Merger Agreement and the transactions contemplated thereby, including the Transaction, and (i) determined that it was fair to and in the best interest of Grubhub and the Grubhub Stockholders, and declared it advisable, that Grubhub enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Transaction; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by Grubhub of the Merger Agreement and the transactions contemplated thereby, including the Transaction; (iii) resolved to recommend that the Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal; and (iv) directed that the Merger Agreement be submitted to the Grubhub Stockholders for adoption.
Throughout the process of considering the Transaction, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Transaction, and in forming its recommendation to Grubhub Stockholders that Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal, the Grubhub Board consulted with Grubhub’s senior management and legal and financial advisors and considered a number of factors, including, but not limited to the strategic and other factors outlined below.
Strategic Factors Considered by the Grubhub Board. The Grubhub Board considered that the Transaction would create a number of significant strategic opportunities, including, but not limited to, the following:
•
the Transaction would combine two strong players in the online food delivery space to create one of the world’s largest online food delivery companies, with enhanced scale and a diversified revenue mix across geographies, restaurant partners and diners, resulting in improved opportunities for growth, investment, cost savings and innovation relative to what Grubhub could achieve on a standalone basis;

•	following the Transaction, the Enlarged Group would have a greater ability to leverage investments, in particular in technology, marketing and restaurant delivery services across the Enlarged Group;

•
the Enlarged Group would bring together a compelling, highly complementary global portfolio of strong brands, connecting restaurant partners with diners in 25 countries, resulting in improved opportunities for growth in both the United States and globally relative to what Grubhub could achieve on a standalone basis;

•
following the Transaction, the Enlarged Group would be focused around four of the world’s largest profit pools in food delivery: the United States, United Kingdom, the Netherlands and Germany, increasing the Enlarged Group’s ability to deploy capital and resources to strengthen its competitive positions in all its markets;

•	the Transaction would enable the Enlarged Group to create the broadest possible offering to both restaurant partners and diners;
•
the Transaction would bring together two founder-led management teams with proven track records of building leading positions (based on GMV) in markets of scale, and Grubhub’s chief executive officer would be in a position to continue to build and execute Grubhub’s successful strategy by leading the Enlarged Group’s business in North America, including Canada;

•
the Enlarged Group would generate various benefits, including through the sharing of best practices in technology, marketing, logistics, sales and procurement across its markets, which is expected to result in the Enlarged Group having greater potential to achieve further earnings growth, enhance unit economics, generate more substantial cash flow and bottom-line impact than what Grubhub could achieve on a standalone basis; and

•
two Grubhub directors would be appointed to the Just Eat Takeaway.com Supervisory Board and one Grubhub director would be appointed to the Just Eat Takeaway.com Management Board, as more fully described under the section entitled “The Merger Agreement —Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction” beginning on page 162 of this proxy statement/prospectus, thereby providing a voice for Grubhub’s existing leadership in the Enlarged Group and enhancing the likelihood of obtaining the strategic benefits expected from the Transaction.

Financial Factors Considered by the Grubhub Board. In addition to considering the strategic factors described above, the Grubhub Board considered a number of factors related to the financial rationale for the Transaction, which it viewed as supporting its decision to approve the Merger Agreement, including, but not limited to, the following:
•
the current and historical market prices of Grubhub Shares and Just Eat Takeaway.com Shares, including the market performance of Grubhub Shares and Just Eat Takeaway.com Shares relative to those of other participants in the online food delivery industry and applicable general market indices;

•
the value of the merger consideration which, based on the closing price of a Just Eat Takeaway.com Share and the Euro-Dollar exchange rate, in each case, as at market close on 9 June 2020, represented a compelling premium to Grubhub Stockholders of approximately 29.7% to the closing price of a Grubhub Share on 9 June 2020 (the last trading day before the announcement of the Transaction), and approximately 60.6% to the closing price of a Grubhub Share on 11 May 2020 (the last trading day before market rumors of a potential transaction involving Grubhub);

•
the merger consideration would be paid in New Just Eat Takeaway.com ADSs pursuant to a fixed exchange ratio that is expected to result in Grubhub Stockholders owning approximately 30% of the Enlarged Group, and, that no adjustment will be made to the exchange ratio as a result of possible increases or decreases in the trading price of the Grubhub Shares and/or Just Eat Takeaway.com Shares following the announcement of the Transaction;

•
the merger consideration would provide Grubhub Stockholders with the opportunity to participate meaningfully in any potential growth in the earnings and cash flows of a larger, more diversified company, in any benefits achieved by the Enlarged Group and in any potential future appreciation in the value of the New Just Eat Takeaway.com ADSs following the Transaction;

•	the Grubhub Board’s conclusion that the merger consideration reflected the best value that Just Eat Takeaway.com would be willing to offer at that time;

•
the Grubhub Board’s knowledge of Grubhub’s business, operations, financial condition, earnings and prospects, and its knowledge of Just Eat Takeaway.com’s business, operations, financial condition, earnings and prospects;

•
the risk that Grubhub’s management’s internal financial projections on a standalone basis, including the forecasts described in the section titled “—Certain Unaudited Prospective Financial Information Prepared by Grubhub” beginning on page 98 of this proxy statement/prospectus may not be achieved, in which case the value of Grubhub Shares on a standalone basis could be lower than the implied value of the merger consideration, especially in light of competitive conditions in the U.S. market; and

•	Grubhub’s and Just Eat Takeaway.com’s intent for the Transaction to qualify as a tax-free reorganization for U.S. federal income tax purposes.
Terms of the Merger Agreement considered by the Grubhub Board. The Grubhub Board considered the terms of the Merger Agreement, including the representations, warranties, covenants, agreements and rights of the parties under the Merger Agreement, the conditions to each party’s obligation to complete the Transaction, and the circumstances under which each party may terminate the Merger Agreement. See the section entitled “The Merger Agreement” beginning on page 144 of this proxy statement/prospectus. The Grubhub Board considered a number of factors relating to the terms of the Merger Agreement, including, but not limited to, the following:
•	the Transaction is subject to the approval of Grubhub Stockholders;
•
the requirement that both Grubhub and Just Eat Takeaway.com obtain certain regulatory approvals and clearances to complete the Transaction and undertake significant commitments to obtain such approvals and clearances, in each case as more fully described under the section entitled “The Merger Agreement —Efforts to Complete the Transaction” beginning on page 159 of this proxy statement/prospectus;

•
the Grubhub Board’s view, after consultation with its legal counsel, that regulatory approvals and clearances would be obtained on a timely basis and the end date (as it may be extended) specified in the Merger Agreement (after which Grubhub or Just Eat Takeaway.com, subject to certain exceptions, may terminate the Merger Agreement) provides the parties with sufficient time to obtain all required regulatory approvals;

•
the Grubhub Board’s right to respond to and negotiate with respect to unsolicited alternative proposals from third parties in certain circumstances; to change its recommendation to the Grubhub Stockholders to vote “FOR” the adoption of the Merger Agreement if a superior proposal is available or in response to an intervening event; and to terminate the Merger Agreement in the event of a superior proposal, subject to payment to Just Eat Takeaway.com of a termination fee of $144 million, as more fully described under the sections entitled “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” and “—Grubhub’s Purposes and Reasons for the Transaction; Recommendation of the Grubhub Board” and beginning on pages 153 and 86 of this proxy statement/prospectus, respectively;

•
the Grubhub Board’s view that the $144 million termination fee that could become payable by Grubhub pursuant to the Merger Agreement in certain circumstances was reasonable and would not likely deter alternative acquisition proposals that would be more favorable to the Grubhub Stockholders than the transactions contemplated by the Merger Agreement, including the Transaction;

•
Just Eat Takeaway.com’s obligation to pay Grubhub a termination fee of $144 million in certain circumstances, as more fully described under the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 166 of this proxy statement/prospectus; and

•
the right of each of Grubhub and Just Eat Takeaway.com to specific performance to prevent breaches and to enforce the terms of the Merger Agreement, as more fully described under the section entitled “The Merger Agreement—Enforcement” beginning on page 167 of this proxy statement/prospectus.

Other Factors Considered by the Grubhub Board in Favor of the Transaction. The Grubhub Board also considered a number of other factors weighing in favor of the Transaction and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:
•
the review and analysis of Grubhub’s and Just Eat Takeaway.com’s respective businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management provided to the Grubhub Board by Grubhub’s management and Grubhub’s financial advisors;

•	the recommendation of Grubhub’s management in favor of the Transaction;
•
the opinion of Evercore, dated 10 June 2020, to the Grubhub Board to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Grubhub Shares, other than excluded shares, as more fully described below in the section titled “—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus;

•
the nature of alternatives reasonably available to Grubhub, including: (i) remaining a standalone entity and pursuing other strategic alternatives, and (ii) potential transactions with other industry participants, which the Grubhub Board evaluated with the assistance of its financial and legal advisors;

•
the Grubhub Board’s belief that the Transaction with Just Eat Takeaway.com would create the best reasonably available opportunity to maximize value for Grubhub Stockholders at that time given the potential risks, rewards and uncertainties associated with remaining a standalone entity and pursuing other strategic alternatives or potential transactions with other industry participants;

•	the reputation, business practices and experience of Just Eat Takeaway.com and its management, including Just Eat Takeaway.com’s success in integrating previously acquired businesses;
•
the fact that Mr. Jitse Groen, a significant shareholder of Just Eat Takeaway.com in addition to its chief executive officer, would enter into the Voting and Support Agreement, pursuant to which Mr. Groen would agree, among other things, to vote his Just Eat Takeaway.com Shares in favor of the proposals requiring approval by Just Eat Takeaway.com Shareholders to consummate the Transaction; and

•
the fact that market rumors became public that Grubhub was in discussions involving a potential sale transaction generally, and specifically that Just Eat Takeaway.com was engaging in discussions to acquire Grubhub, which provided any third party wishing to engage in discussions with Grubhub an opportunity to put forward a compelling proposal, and the fact that, although the Grubhub Board had not granted Just Eat Takeaway.com exclusivity and was free to consider indications from any other party, no potential acquirer had made a proposal that was more favorable to Grubhub Stockholders than Just Eat Takeaway.com’s proposal.

Risks, Uncertainties and Other Factors Weighing Negatively Against the Transaction. The Grubhub Board weighed the above advantages and opportunities against a number of potential risks, uncertainties and other factors identified in its deliberations as weighing negatively against the Transaction, including, but not limited to, the following:
•
the possibility that the Transaction or the other transactions contemplated by the Merger Agreement may not be completed, or that their completion may be delayed for reasons that are beyond the control of Grubhub or Just Eat Takeaway.com, including the failure of Grubhub Stockholders to adopt the Merger Agreement or the failure of the Just Eat Takeaway.com Shareholders to approve the Just Eat Takeaway.com Shareholder Resolutions, including the share issuance and binding nominations, or the failure of Grubhub or Just Eat Takeaway.com to satisfy other requirements, including the receipt of regulatory approvals and clearances, that are conditions to closing the Transaction, and the materially adverse impact that such failure or delay could have on Grubhub’s financial or business condition, results of operations or stock price;

•
the possibility that, because the merger consideration is based on a fixed exchange ratio and does not provide Grubhub with a price-based termination right or adjustment for fluctuations in the trading price of Just Eat Takeaway.com Shares, Grubhub Stockholders would be exposed to adverse developments in

Just Eat Takeaway.com’s business, operations, financial condition, earnings and prospects, and that, as a result, if there is a decrease in the trading price of Just Eat Takeaway.com Shares without a corresponding decrease in the trading price of Grubhub Shares, there would be a potential decrease in the implied value of the merger consideration;
•
the challenges inherent in the merger of two businesses of the size and geographical diversity and scope of Grubhub and Just Eat Takeaway.com, including the possible diversion of management attention for an extended period of time;

•
the risk that the Enlarged Group may not be able to successfully integrate the businesses of Grubhub and Just Eat Takeaway.com or that the costs of integration may be greater than anticipated and therefore the Enlarged Group may not be able to fully realize the anticipated benefits of the Transaction;

•
the execution risks associated with the implementation of the Enlarged Group’s long-term business plan and strategy, which may be different from the execution risks related to Grubhub’s stand-alone business plan;

•	the lack of opportunity for Grubhub Stockholders to participate in Grubhub’s potential upside as a standalone company, other than indirectly as part of the Enlarged Group;
•
Just Eat Takeaway.com’s right to respond to and negotiate with respect to unsolicited alternative proposals from third parties in certain circumstances and to terminate the Merger Agreement if a superior proposal were to become available, subject to Just Eat Takeaway.com being obligated to pay Grubhub a termination fee of $144 million, as more fully described under the section entitled “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus;

•
the Just Eat Takeaway.com Boards’ right to change their recommendation to the Just Eat Takeaway.com Shareholders to vote in favor of the Just Eat Takeaway.com Shareholder Resolutions, including the share issuance and binding nominations, if a superior proposal were to become available or in response to an intervening event, subject to Just Eat Takeaway.com being obligated to pay Grubhub a termination fee of $144 million in certain circumstances, as more fully described under the section entitled “The Merger Agreement—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus;

•
the restrictions in the Merger Agreement on the conduct of Grubhub’s business during the period between execution of the Merger Agreement and Completion, as more fully described under the section entitled “The Merger Agreement—Conduct of Business” beginning on page 150 of this proxy statement/prospectus, which may delay or prevent Grubhub from undertaking business opportunities that may arise or may negatively affect Grubhub’s ability to attract and retain key personnel;

•
the risk that the pendency of the Transaction or announcement of its completion could adversely affect Grubhub’s relationships with persons with whom Grubhub has a business relationship, including its diners and restaurant partners;

•	the risk that, despite the efforts of Grubhub and Just Eat Takeaway.com prior to Completion, the Enlarged Group may have difficulties in attracting and retaining key employees;
•
the risks that the potential benefits discussed above and cost savings sought in the Transaction may not be realized or may not be realized within the expected time period, and that the cost of achieving such benefits and savings may be significantly higher than estimated;

•	the transaction costs and retention costs to be incurred in connection with the Transaction, regardless of whether the Transaction is completed;
•
the fact that the Merger Agreement prohibits Grubhub from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Transaction, subject to limited exceptions, as more fully described under the section entitled “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page 153 of this proxy statement/prospectus;

•
Grubhub’s obligation to pay Just Eat Takeaway.com a termination fee of $144 million in certain circumstances, as more fully described under the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 166 of this proxy statement/prospectus, and the risk that such termination fee may discourage third parties that might otherwise have an interest in a business combination with Grubhub from making alternative proposals;

•
the fact that some of Grubhub’s directors and executive officers have interests in the Transaction that are different from, or in addition to, the interests of Grubhub Stockholders generally, as more fully described under the section entitled “—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus; and

•
the risks of the type and nature described under “Risk Factors” beginning on page 34 of this proxy statement/prospectus and the matters described under “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on page xiv of this proxy statement/prospectus.

In the judgment of the Grubhub Board, however, these potential risks were significantly offset by the potential benefits of the Transaction discussed above. Accordingly, the Grubhub Board (i) determined that the Merger Agreement and the transactions contemplated therein are fair to and in the best interest of Grubhub and the Grubhub Stockholders, (ii)  declared it advisable, that Grubhub enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Transaction, (iii) adopted the Merger Agreement and approved the execution, delivery and performance by Grubhub of the Merger Agreement and the transactions contemplated thereby, including the Transaction, (iv) resolved to recommend that the Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal, and (v) directed that the Merger Agreement be submitted to the Grubhub Stockholders for adoption.
The foregoing discussion is not intended to be exhaustive and is not presented in any order of priority, but Grubhub believes it addresses the material information and principal factors considered by the Grubhub Board in connection with its evaluation of the Transaction, including factors that may support the Transaction, as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Grubhub Board did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the factors considered in reaching its determination, and individual members of the Grubhub Board may have given different weights to different factors.
The explanation of the reasoning of the Grubhub Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on page xiv of this proxy statement/prospectus.
Opinion of Grubhub’s Financial Advisor
In February 2020, Grubhub retained Evercore to act as financial advisor to Grubhub and the Grubhub Board in connection with Grubhub’s preparation for potential shareholder activism and to provide strategic and financial advice and assistance in connection with a potential merger or sale of all or a majority of the equity, business or assets of Grubhub. As part of this engagement, Grubhub requested that Evercore evaluate the fairness, from a financial point of view, of the exchange ratio pursuant to the Merger Agreement to the holders of Grubhub Shares, other than excluded shares.
At a meeting of the Grubhub Board held on 10 June 2020, Evercore rendered to the Grubhub Board its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Grubhub Shares, other than excluded shares.
The full text of the written opinion of Evercore, dated 10 June 2020, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Grubhub encourages you to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Grubhub Board (in its capacity as such) in connection with its evaluation of the Transaction. The opinion does not constitute a recommendation to the Grubhub Board or to any other persons in respect of the Transaction, including as to how any holder of Grubhub Shares should vote or act in respect of the Transaction. Evercore’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Grubhub, nor does it address the underlying business decision of Grubhub to engage in the Transaction.
In connection with rendering its opinion Evercore, among other things:
•
reviewed certain publicly available business and financial information relating to Grubhub and Just Eat Takeaway.com that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•
reviewed certain non-public historical operating data and assumptions relating to Grubhub prepared and furnished to it by management of Grubhub and approved for use in connection with Evercore’s opinion by management of Grubhub;

•
reviewed certain non-public historical operating data and assumptions relating to Just Eat Takeaway.com prepared and furnished to it by management of Just Eat Takeaway.com and approved for use in connection with Evercore’s opinion by management of Grubhub;

•
reviewed certain projected financial data relating to Grubhub and furnished to Evercore by management of Grubhub, as approved for Evercore’s use by Grubhub (referred to as the Grubhub financial projections; see the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Grubhub” beginning on page 98 of this proxy statement/prospectus), and certain projected financial data relating to Just Eat Takeaway.com based on Wall Street research, as adjusted, and approved for Evercore’s use by Grubhub (referred to as the counterparty financial projections; see the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Grubhub” beginning on page 98 of this proxy statement/prospectus), including certain operating synergies prepared by management of Grubhub expected to result from the Transaction, as approved for Evercore’s use by Grubhub (referred to as the estimated cost synergies; see the section entitled “—Certain Estimated Cost Synergies Prepared by Grubhub” beginning on page 102 of this proxy statement/prospectus);

•
discussed with managements of Grubhub and Just Eat Takeaway.com their assessment of the past and current operations of Just Eat Takeaway.com, the current financial condition and prospects of Just Eat Takeaway.com, and discussed with management of Grubhub its assessment of the past and current operations of Grubhub, the current financial condition and prospects of Grubhub and the Grubhub financial projections, the counterparty financial projections, and the estimated cost synergies;

•	performed discounted cash flow analyses on Grubhub based on the Grubhub financial projections and other data provided by the management of Grubhub, as applicable;
•	performed discounted cash flow analyses on Just Eat Takeaway.com based on the counterparty financial projections and other data provided by the management of Grubhub, as applicable;
•	reviewed the reported prices and the historical trading activity of the Grubhub Shares and the Just Eat Takeaway.com Shares;
•
compared the financial performance of Grubhub and Just Eat Takeaway.com and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•
reviewed the acquisition premia for acquisition transactions announced during the time from 1 January 2010 to 5 June 2020 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were greater than $1 billion;

•	reviewed the financial terms and conditions of the Merger Agreement; and
•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the managements of each of Grubhub and Just Eat Takeaway.com that they were not aware of any facts or circumstances that would make such information provided by such management inaccurate or misleading. With respect to the Grubhub financial projections, the counterparty financial projections, and the estimated cost synergies, Evercore assumed with Grubhub’s consent that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Grubhub as to the future financial performance of Grubhub and Just Eat Takeaway.com and the other matters covered thereby. Evercore relied, at the direction of Grubhub, on the assessments of the management of Grubhub as to Just Eat Takeaway.com’s ability to achieve the estimated cost synergies and assumed with Evercore’s consent, that the estimated cost synergies would be realized in the amounts and at the times estimated. Evercore expressed no view as to the Grubhub financial projections, the counterparty financial projections and the estimated cost synergies, or the assumptions on which they were based.
For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to Evercore’s analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Grubhub, Just Eat Takeaway.com or the consummation of the Transaction or reduce the contemplated benefits to the holders of Grubhub Shares of the Transaction.
Evercore did not conduct a physical inspection of the properties or facilities of Grubhub or Just Eat Takeaway.com and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Grubhub or Just Eat Takeaway.com, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Grubhub or Just Eat Takeaway.com under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It was understood that developments subsequent to Evercore’s opinion could affect its opinion and that Evercore did not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Grubhub Shares, other than excluded shares, from a financial point of view, of the exchange ratio pursuant to the Merger Agreement. Evercore did not express any view on, and Evercore’s opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Grubhub, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Grubhub or Just Eat Takeaway.com, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Grubhub, nor did it address the underlying business decision of Grubhub to engage in the Transaction. Evercore did not express any view on, and Evercore’s opinion does not address, what the value of the New Just Eat Takeaway.com ADSs or the New Just Eat Takeaway.com Shares actually would be when issued or the prices at which Grubhub Shares, the New Just Eat Takeaway.com ADSs or the Just Eat Takeaway.com Shares will trade at any time, including following announcement or consummation of the Transaction. Evercore’s opinion did not constitute a recommendation to the Grubhub Board or to any other persons in respect of the Transaction, including as to how any holder of Grubhub Shares should vote or act in respect of the Transaction. Evercore did not express any opinion as to the prices at which Grubhub Shares, Just Eat Takeaway.com ADSs, or the Just Eat Takeaway.com Shares would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Grubhub or the Transaction or as to the impact of the Transaction on the solvency or viability of Grubhub or the ability of Grubhub to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Grubhub and its advisors with respect to legal, regulatory, accounting and tax matters.
Set forth below is a summary of the material financial analyses reviewed by Evercore with the Grubhub Board on 10 June 2020 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before 9 June 2020 (the last trading date prior to the rendering of Evercore’s opinion), and is not necessarily indicative of current market conditions.
For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Grubhub and Just Eat Takeaway.com. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
In calculating the implied exchange ratios as reflected in the financial analyses described below, Evercore used the ranges of implied share prices of Grubhub Shares and Just Eat Takeaway.com Shares and divided the lowest implied share price for a Grubhub Share by the highest implied share price for a Just Eat Takeaway.com Share converted from EUR to USD at a EUR/USD exchange rate of 1.1355x as of 9 June 2020 (the “Exchange Rate”), for the low end of the exchange ratio range, and divided the highest implied share price for a Grubhub Share by the lowest implied share price for a Just Eat Takeaway.com Share converted to USD at the Exchange Rate, for the high end of the exchange ratio range.
Summary of Evercore’s Financial Analyses
Discounted Cash Flow Analysis
Grubhub
Evercore performed a discounted cash flow analysis of Grubhub to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Grubhub was forecasted to generate during Grubhub’s second, third and fourth quarter of fiscal year 2020 and fiscal years 2021 through 2024 based on the Grubhub financial projections (the “Grubhub Projections DCF”). Evercore calculated terminal values for Grubhub by applying terminal year multiples ranging from 16.0x to 20.0x to the estimated terminal year adjusted EBITDA of Grubhub as reflected in the Grubhub financial projections (which analysis implied perpetuity growth rates for Grubhub for the period after 31 December 2024 ranging from of 6.8% to 9.2%). The cash flows and terminal values in each case were then discounted to present value as of 31 March 2020 using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Grubhub’s weighted average cost of capital, and the mid-year cash flow discounting convention. Evercore derived a range of illustrative enterprise values for Grubhub by adding the ranges of present values for the cash flows and terminal values and the estimated present value as of 31 March 2020 of the tax savings of Grubhub attributed to its net operating losses calculated by applying the same range of discount rates referred to above. Evercore then subtracted from the range of illustrative enterprise values it calculated Grubhub’s net debt (defined as total debt, including lease liabilities, less cash and cash equivalents) as of 31 March 2020, as calculated based on Grubhub’s public filings and information provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management to derive a range of illustrative equity values for Grubhub. Evercore then divided the range of illustrative equity values it derived for Grubhub by the number of fully diluted outstanding Grubhub Shares, calculated using the treasury stock method, as provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management. This analysis indicated a range of implied share prices per Grubhub Share of approximately $40.63 to approximately $55.58.
For reference purposes only and using the same method as described above for the Grubhub Projections DCF, Evercore also performed a discounted cash flow analysis of Grubhub based on the Grubhub financial projections and taking into account 50% of the estimated cost synergies (the “Grubhub Projections Plus Synergies DCF”). Evercore calculated a range of implied values of synergies by applying multiples ranging from 10.0x to 12.0x to the estimated cost synergies and dividing the resulting range by 50%. Evercore then calculated the implied value of the synergies per Grubhub Share by dividing the range of implied synergies by the number of fully diluted outstanding Grubhub Shares, calculated using the treasury stock method, as provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management. Evercore then added to the implied share prices of Grubhub Shares (as calculated above) the implied value of the synergies per Grubhub Share. This analysis indicated a range of implied share prices per Grubhub Share of approximately $43.20 to approximately $58.67.
Just Eat Takeaway.com
Evercore performed a discounted cash flow analysis of Just Eat Takeaway.com to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Just Eat Takeaway.com was forecasted to generate during Just Eat Takeaway.com’s fiscal years 2020 through 2029 based on the counterparty financial projections. Evercore calculated terminal values for Just Eat Takeaway.com by applying terminal year multiples ranging from 12.0x to 14.0x to the estimated terminal year adjusted EBITDA of Just Eat Takeaway.com as reflected in the counterparty financial projections (which analysis implied perpetuity growth rates for Just Eat Takeaway.com for the period after 31 December 2029 ranging from of 2.6% to 5.3%). The cash flows and terminal values in each case were then discounted to present value as of 31 March 2020 using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Just Eat Takeaway.com’s weighted average cost of capital, and the mid-year cash flow discounting convention. Evercore derived a range of illustrative enterprise values for Just Eat Takeaway.com by adding the ranges of present values for the cash flows and terminal values and the estimated present value as of 31 March 2020 of the tax savings of Just Eat Takeaway.com attributed to unused tax losses, calculated by applying the same range of discount rates referred to above. Evercore then subtracted from the range of illustrative enterprise values it calculated Just Eat Takeaway.com’s estimated net debt (defined as total debt, including lease liabilities, less cash and cash equivalents), as calculated based on information provided to Evercore by Just Eat Takeaway.com management and approved for Evercore’s use by Grubhub management and added Just Eat Takeaway.com’s unconsolidated assets, as calculated based on Takeaway.com N.V.’s public filings, certain publicly available research analyst reports for Just Eat Takeaway.com and information provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management to derive a range of illustrative equity values for Just Eat Takeaway.com. Evercore then divided the range of illustrative equity values it derived for Just Eat Takeaway.com by the number of fully diluted outstanding Just Eat Takeaway.com Shares, calculated using the treasury stock method, as provided to Evercore by Just Eat Takeaway.com management and approved for Evercore’s use by Grubhub management. This analysis indicated a range of implied share prices per Just Eat Takeaway.com Share of approximately €106.34 to approximately €136.68.

Implied Exchange Ratio
Utilizing the approximate implied share price reference ranges derived for Grubhub Shares using the Grubhub Projections DCF and Just Eat Takeaway.com using the Counterparty Projections DCF, as described above, Evercore calculated the following implied exchange ratio range, compared to the exchange ratio of 0.6710x pursuant to the Merger Agreement and the exchange ratio of 0.4320x based on price per Just Eat Takeaway.com Share as of 11 May 2020 (the “Undisturbed Date”), the last trading date prior to rumors of a potential transaction involving Grubhub being published on Bloomberg:
Range of Implied Exchange Ratios
0.2618x — 0.4603x
For reference purposes only, utilizing the approximate implied share price reference ranges derived for Grubhub Shares using the Grubhub Projections Plus Synergies DCF and Just Eat Takeaway.com using the Counterparty Projections DCF, as described above, Evercore calculated the following implied exchange ratio range, compared to the exchange ratio of 0.6710x pursuant to the Merger Agreement and the exchange ratio of 0.4320x based on price per Just Eat Takeaway.com Share as of the Undisturbed Date:
Range of Implied Exchange Ratios
0.2784x — 0.4859x
Equity Research Analyst Price Targets
Grubhub
For reference purposes only, Evercore reviewed selected public market trading price targets for the Grubhub Shares prepared and published by equity research analysts that were publicly available as of 9 June 2020. These price targets, which ranged from $30.00 to $79.00 per Grubhub Share with a mean price target of $48.76 and median price target of $49.00 per Grubhub Share, reflected analysts’ estimates of the future public market trading price of the Grubhub Shares at the time the price target was published. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Grubhub Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Grubhub and future general industry and market conditions.
Just Eat Takeaway.com
For reference purposes only, Evercore reviewed selected public market trading price targets for the Just Eat Takeaway.com Shares prepared and published by equity research analysts that were publicly available as of 9 June 2020. These price targets, which ranged from €60.00 to €130.00 per Just Eat Takeaway.com Share with a mean price target of €98.61 and median price target of €108.13 per Just Eat Takeaway.com Share, reflect analysts’ estimates of the future public market trading price of the Just Eat Takeaway.com Shares at the time the price target was published. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Just Eat Takeaway.com Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Just Eat Takeaway.com and future general industry and market conditions.
52-Week Trading Range Analysis
Grubhub
For reference purposes only, Evercore reviewed historical trading prices of Grubhub Shares during the twelve-month period ended 9 June 2020, noting that the low and high closing prices during such period ranged from approximately $30.13 to approximately $79.73 per Grubhub Share, respectively.
Just Eat Takeaway.com
For reference purposes only, Evercore reviewed historical trading prices of Just Eat Takeaway.com Shares during the twelve-month period ended 9 June 2020, noting that the low and high closing prices during such period ranged from approximately €62.30 to approximately €101.30 per Just Eat Takeaway.com Share, respectively.

Premia Paid Analysis
Grubhub
For reference purposes only, Evercore reviewed and analyzed premia paid in transactions above $1 billion involving publicly traded U.S.-based companies as the target announced during the time from 1 January 2010 to 5 June 2020. Based on its professional judgment and experience and the premia reviewed in the selected transactions, Evercore applied reference ranges of premia of 15.0% to 25.0% to the closing price of Grubhub Shares as of the Undisturbed Date. This analysis implied a share price reference range of approximately $53.81 to $58.49 for Grubhub.
Implied Exchange Ratio
For reference purposes only, utilizing the implied price per share reference ranges derived for Grubhub Shares using the premia paid analysis and using the Just Eat Takeaway.com Share price of $108.30 as of the Undisturbed Date, Evercore calculated the following implied exchange ratio range, compared to the exchange ratio of 0.6710x pursuant to the Merger Agreement and the exchange ratio of 0.4320x based on the Just Eat Takeaway.com Share price as of the Undisturbed Date:
Range of Implied Exchange Ratios
0.4968x — 0.5400x
Miscellaneous
The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Grubhub Board. In connection with the review of the Transaction by the Grubhub Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Grubhub Shares or Just Eat Takeaway.com Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.
Evercore prepared these analyses for the purpose of providing an opinion to the Grubhub Board as to the fairness, from a financial point of view, of the exchange ratio pursuant to the Merger Agreement to the holders of Grubhub Shares, other than excluded shares. These analyses do not purport to be appraisals or to reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.
Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Grubhub Board (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.
Evercore did not recommend any specific amount of consideration to the Grubhub Board or Grubhub’s management or that any specific amount of consideration constituted the only appropriate consideration in the Transaction for the holders of Grubhub Shares.
Pursuant to the terms of Evercore’s engagement letter with Grubhub, Grubhub has agreed to pay Evercore a fee for its services in the amount of approximately $46 million, of which $250,000 was paid as a retainer fee upon execution of Evercore’s engagement letter with Grubhub, $3 million was paid upon delivery of Evercore’s opinion and the balance of which will be payable contingent upon the consummation of the Transaction. Grubhub has also agreed to reimburse Evercore for its actual, reasonable, out-of-pocket and documented expenses (including external legal fees, expenses and disbursements) and to indemnify Evercore against certain liabilities arising out of its engagement.
Other than as described in the paragraph above with respect to the $250,000 that was paid to Evercore upon execution of Evercore’s engagement letter with Grubhub as a retainer fee, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Grubhub and Evercore has not received any compensation from Grubhub during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Just Eat Takeaway.com and Evercore has not received any compensation from Just Eat Takeaway.com during such period. Evercore may provide financial advisory or other services to Grubhub and Just Eat Takeaway.com in the future, and in connection with any such services Evercore may receive compensation.
Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Grubhub, Just Eat Takeaway.com, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Grubhub or Just Eat Takeaway.com.
Grubhub engaged Evercore to act as a financial advisor based on Evercore’s qualifications, understanding of Grubhub’s business, industry knowledge, relevant experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.
Certain Unaudited Prospective Financial Information Prepared by Grubhub
Neither Grubhub nor Just Eat Takeaway.com generally publishes its business plans and strategies or makes external disclosures of its anticipated financial position or results of operations, except that Grubhub has provided estimated ranges of certain expected financial results and operational metrics for the then-current fiscal quarter and fiscal year in its regular earnings press releases and accompanying investor materials. This approach is due to a variety of reasons, including the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates required for such projections. Grubhub and Just Eat Takeaway.com are especially reluctant to disclose projections for extended periods due to the increasing uncertainty, unpredictability and subjectivity of such assumptions and estimates when applied to time periods further in the future. Accordingly, undue reliance should not be placed on the unaudited prospective financial information summarized below.
In connection with its evaluation of the Transaction, Grubhub management prepared certain non-public, internal financial projections regarding Grubhub’s potential future performance (the “Grubhub financial projections”). As part of the due diligence investigation of Just Eat Takeaway.com undertaken by Grubhub and its advisors, Grubhub requested from Just Eat Takeaway.com non-public forecasts and projections as to Just Eat Takeaway.com’s potential future performance prepared or adopted by Just Eat Takeaway.com’s management. Just Eat Takeaway.com informed Grubhub that it does not as a matter of course make public forecasts or projections, and instead Just Eat Takeaway.com directed Grubhub to use publicly available equity analyst forecasts as the basis for information on Just Eat Takeaway.com’s potential future performance. Grubhub in turn used forecasts developed based on these analyst forecasts, subject to certain adjustments based on Grubhub management’s assumptions and due diligence review, as the basis of its financial projections regarding Just Eat Takeaway.com’s potential future performance (the “counterparty financial projections” and, together with the Grubhub financial projections, the “financial projections”). Grubhub management also prepared estimates of certain cost synergies estimated to be potentially realizable by a combined company in connection with the Transaction (the “estimated cost synergies”). The estimated cost synergies are not reflected in the Grubhub financial projections or counterparty financial projections, but are summarized in the section entitled “—Certain Estimated Cost

Synergies Prepared by Grubhub” beginning on page 102 of this proxy statement/prospectus. Neither Just Eat Takeaway.com nor any officer or director of Just Eat Takeaway.com was involved in the preparation of, or commented on, the counterparty financial projections or estimated cost synergies, and the estimated cost synergies are not necessarily indicative of the benefits of the Transaction expected by Just Eat Takeaway.com.
Grubhub management provided the financial projections and estimated cost synergies to the Grubhub Board in connection with the Grubhub Board’s evaluation of the Transaction. Grubhub management also provided the financial projections and estimated cost synergies to Evercore for use in connection with its financial analyses described in the section entitled “—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus and provided the Grubhub financial projections to Just Eat Takeaway.com and its financial advisors for use in connection with Just Eat Takeaway.com’s due diligence process.
The inclusion of the financial projections and estimated cost synergies in this proxy statement/prospectus should not be regarded as an indication that any of Grubhub, Just Eat Takeaway.com or their respective affiliates, advisors, officers, directors or representatives consider the financial projections or estimated cost synergies to be predictive of actual future events, and the financial projections and estimated cost synergies should not be relied upon as such. The financial projections and estimated cost synergies are not being included in this proxy statement/prospectus to influence your decision on whether to vote in favor of any proposal. None of Grubhub, Just Eat Takeaway.com or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will be consistent with the financial projections or estimated cost synergies. Grubhub advised recipients of the Grubhub financial projections and estimated cost synergies that Grubhub’s internal financial forecasts and assumptions with respect to the Grubhub financial projections and estimated cost synergies, upon which such projections and estimates were based, are subjective in many respects. While presented with numerical specificity, the Grubhub financial projections and estimated cost synergies were based on many variables and assumptions known to Grubhub at the time of preparation that are inherently uncertain and may be beyond the control of Grubhub. In addition, Grubhub advised recipients of the counterparty financial projections that the counterparty financial projections were developed by using publicly available equity analyst forecasts, subject to certain adjustments based on Grubhub management’s assumptions and due diligence review. These equity analyst forecasts may have been prepared by analysts based on variables and assumptions that are inherently uncertain and beyond the control of Just Eat Takeaway.com. Important factors that may affect actual results and cause the financial projections or estimated cost synergies not to be achieved include, but are not limited to, risks and uncertainties relating to the businesses of Grubhub, Just Eat Takeaway.com and the combined company (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the legal, regulatory and competitive environment, changes in technology, general business and economic conditions and other factors described or referenced under “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on pages 34 and xiv, respectively, of this proxy statement/prospectus. Various assumptions underlying the financial projections and estimated cost synergies may prove not to have been, or may no longer be, accurate. The financial projections do not give effect to the Transaction, nor do they take into account any circumstances or events occurring after the respective dates on which they were prepared. The financial projections and estimated cost synergies cover multiple years, and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the financial projections and estimated cost synergies in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events, and actual results may differ materially (and will differ materially if the Transaction is completed) from the financial projections and estimated cost synergies. For all of these reasons, the financial projections, estimated cost synergies and assumptions upon which they are based, are not guarantees of future results, inherently speculative and subject to a number of risks and uncertainties.
Although the Grubhub financial projections were prepared on an accounting basis consistent with Grubhub’s audited financial statements, they were not prepared under any comprehensive set of accounting rules or principles or with a view toward public disclosure or toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections and estimated cost synergies have been prepared by, and are the responsibility of, Grubhub. None of Crowe LLP (the Grubhub Group’s independent auditor), Deloitte Accountants B.V. (the Just Eat Takeaway.com Group’s independent auditor), Deloitte LLP (Just Eat Group’s independent auditor) nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information or estimated cost synergies contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information or estimated cost synergies. The Crowe LLP report incorporated by reference in this proxy statement/prospectus relates to the Grubhub Group’s previously issued audited financial statements, the Deloitte Accountants B.V. report included in this proxy statement/prospectus relates to Just Eat Takeaway.com Group’s previously issued audited financial statements and the Deloitte LLP report included in this proxy statement/prospectus relates to the Just Eat Group’s previously issued audited financial statements. None of the auditor reports included in or incorporated by reference into this proxy/statement extends to the financial projections or estimated cost synergies and should not be read to do so.
For these reasons, as well as the basis and assumptions on which the financial projections or estimated cost synergies were compiled, the inclusion of specific portions of the financial projections or estimated cost synergies in this proxy statement/prospectus should not be regarded as an indication that such financial projections or estimated cost synergies will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, neither Grubhub nor any of its affiliates, advisors, officers, directors or representatives intends to update or otherwise revise the financial projections, estimated cost synergies or the specific portions presented herein to reflect circumstances existing after the respective dates when the applicable financial projections or estimated cost synergies were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. Therefore, readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on the specific portions of the financial projections or estimated cost synergies set forth below. In addition, neither Grubhub nor any of its affiliates, advisors, officers, directors or representatives has made, makes or is authorized in the future to make any representation to any shareholder or other person regarding Grubhub’s or Just Eat Takeaway.com’s ultimate performance compared to the information contained in the financial projections or estimated cost synergies or that the financial projections or estimated cost synergies will be achieved, and any statement to the contrary should be disregarded. Neither Grubhub nor its financial advisor assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections or estimated cost synergies. Grubhub has made no representation to Just Eat Takeaway.com, and Just Eat Takeaway.com has made no representation to Grubhub, in the Merger Agreement or otherwise, concerning the financial projections or estimated cost synergies.
Grubhub Financial Projections
Grubhub management prepared certain projections regarding Grubhub’s future operations for fiscal years 2020 through 2024, on a stand-alone basis, assuming Grubhub would continue as an independent company, without giving effect to the consummation of the Transaction. Therefore, the Grubhub financial projections do not give effect to the Transaction or any changes to Grubhub’s operations or strategy that may be implemented after the consummation of the Transaction, including any potential benefits to be realized as a result of the Transaction, or to any costs incurred in connection with the Transaction. Furthermore, the Grubhub financial projections do not take into account the effect of any failure of the Transaction to be consummated and should not be viewed as relevant or continuing in that context.
The Grubhub financial projections were provided by Grubhub management to the Grubhub Board in connection with the Grubhub Board’s evaluation of the Transaction, and were also provided to Evercore for use in connection with Evercore’s financial analyses described in the section entitled “—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus, and to Just Eat Takeaway.com and its financial advisors for use in connection with Just Eat Takeaway.com’s due diligence process.
The Grubhub financial projections were based on numerous variables and assumptions, including the following key assumptions:
•	gross food sales increasing at a compound annual growth rate (“CAGR”) of 15% from 2020 to 2024;
•	operations and support expense, sales and marketing expense, technology expense, and general and administrative expense collectively increasing at a CAGR of 17% from 2020 to 2024;
•	capital expenditures and capitalized website and development costs increasing at a CAGR of 4% from 2020 to 2024;
•	recognizing income tax benefit of $19 million in 2020 and $0 for each of 2021, 2022, 2023 and 2024;

•	no dividend and no equity issuances occurring other than in connection with share-based compensation; and
•	no long-term debt outstanding other than the Grubhub Senior Notes.
The following table presents a summary of the Grubhub financial projections:
(USD, in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$1,590	$1,982	$2,410	$2,810	$3,242
Adjusted EBITDA(1)	$101	$174	$239	$308	$412
Levered free cash flow(2)	$(5)	$65	$127	$190	$291
(1)
For purposes of the Grubhub financial projections, adjusted EBITDA is calculated as net income (loss) before acquisition, restructuring and certain legal costs, income taxes, net interest expense, depreciation and amortization and stock-based compensation expense.

(2)
For purposes of the Grubhub financial projections, levered free cash flow is calculated as net income (loss) plus depreciation, amortization, stock-based compensation expenses, change in working capital and cash flow from other operating activities and less capital expenditures.

Adjusted EBITDA and levered free cash flow are non-GAAP financial measures. This information was not prepared for public disclosure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented by Grubhub may not be comparable to similarly titled measures reported by other companies. In the view of Grubhub management, the Grubhub financial projections were prepared on a reasonable basis based on the information available to Grubhub management at the time of their preparation.
Counterparty Financial Projections Used by Grubhub
As part of the due diligence investigation of Just Eat Takeaway.com undertaken by Grubhub, Grubhub requested from Just Eat Takeaway.com non-public forecasts and projections as to Just Eat Takeaway.com’s potential future performance prepared or adopted by Just Eat Takeaway.com’s management, but Just Eat Takeaway.com informed Grubhub that it does not as a matter of course make public forecasts or projections as to its potential future performance. Instead, Just Eat Takeaway.com directed Grubhub to use publicly available equity analyst forecasts as the basis for information on Just Eat Takeaway.com’s potential future performance. Grubhub in turn used forecasts developed based on these analyst forecasts, subject to certain adjustments based on Grubhub management’s assumptions and due diligence review, as the basis of its financial projections regarding Just Eat Takeaway.com’s future operations for fiscal years 2020 through 2029, on a stand-alone basis, assuming Just Eat Takeaway.com would continue as an independent company, without giving effect to the consummation of the Transaction. The counterparty financial projections do not give effect to the Transaction or any changes to Just Eat Takeaway.com’s operations or strategy that may be implemented after the consummation of the Transaction, including potential benefits to be realized as a result of the Transaction, or to any costs incurred in connection with the Transaction. Furthermore, the counterparty financial projections do not take into account the effect of any failure of the Transaction to be consummated and should not be viewed as relevant or continuing in that context.
The counterparty financial projections were provided by Grubhub management to the Grubhub Board in connection with the Grubhub Board’s evaluation of the Transaction, and were also provided to Evercore for use in connection with Evercore’s financial analyses described in the section entitled “—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus.
The counterparty financial projections were based on numerous variables and assumptions, including the following key assumptions:
•	Adjusted EBITDA margin improving from 7% in 2020 to 31% in 2025 as a result of cost of sales, staff costs, and other operating expense leverage;
•	Adjusted EBITDA increasing at a CAGR of 13% from 2025 to 2029;
•	capital expenditures increasing at a CAGR of 10% from 2020 to 2029;
•	an income tax rate of 21% from 2020 to 2029;
•	constant foreign exchange rates; and

•	no dividend and no equity issuances occurring other than in connection with share-based compensation.
Other than directing Grubhub to use publicly available equity analyst forecasts, neither Just Eat Takeaway.com nor any officer or director of Just Eat Takeaway.com was involved in the preparation of, or commented on, the counterparty financial projections or the assumptions that were used in connection with the counterparty financial projections.
The following tables present a summary of the counterparty financial projections:
(EUR, in millions)	2020E	2021E	2022E	2023E	2024E
Adjusted net revenue(1)	€1,946	€2,375	€2,880	€3,433	€4,040
Adjusted EBITDA(2)	€143	€200	€430	€720	€1,061
Unlevered free cash flow(3)	€59	€93	€267	€484	€740
(EUR, in millions)	2025E	2026E	2027E	2028E	2029E
Adjusted net revenue(1)	€4,714	€N/A	€N/A	€N/A	€N/A
Adjusted EBITDA(2)	€1,462	€1,688	€1,925	€2,171	€2,418
Unlevered free cash flow(3)	€1,043	€1,205	€1,380	€1,564	€1,748
(1)
For purposes of the counterparty financial projections, adjusted net revenue is defined as commission revenue plus other revenue less vouchers and discounts. The counterparty financial projections do not include adjusted net revenue figures for 2026E-2029E because the publicly available equity analyst forecasts that formed the basis of the counterparty financial projections did not estimate adjusted net revenue over that time period.

(2)
For purposes of the counterparty financial projections, adjusted EBITDA is defined as profit or loss before depreciation, amortization, impairment, finance income and expenses, share of results of associates and joint ventures, gain on joint ventures disposal, acquisition related transaction and integration costs, and income tax expense, but including stock-based compensation expenses.

(3)	For purposes of the counterparty financial projections, unlevered free cash flow is calculated as tax affected adjusted EBITDA less capital expenditures and changes in net working capital.
Adjusted net revenue, adjusted EBITDA and unlevered free cash flow are non-IFRS financial measures. This information was not prepared for public disclosure. Non-IFRS financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS. Additionally, the non-IFRS financial measures used in the counterparty financial projections may not be comparable to similarly titled measures reported by other companies. In the view of Grubhub’s management, the counterparty financial projections were prepared on a reasonable basis.
Certain Estimated Cost Synergies Prepared by Grubhub
In connection with its evaluation of the Transaction, Grubhub management prepared estimates of certain cost synergies estimated to be potentially realizable by a combined company in connection with the Transaction. Neither Just Eat Takeaway.com nor any officer or director of Just Eat Takeaway.com was involved in the preparation of, or commented on, the estimated cost synergies, and the estimated cost synergies are not necessarily indicative of the benefits of the Transaction expected by Just Eat Takeaway.com. Grubhub management estimated that approximately $50 million of estimated cost synergies could be potentially realizable on an annual basis following Completion. The estimated cost synergies were provided to the Grubhub Board in connection with the Grubhub Board’s evaluation of the Transaction. Grubhub management also provided the estimated cost synergies to Evercore for use in connection with its financial analyses described in the section entitled “—Opinion of Grubhub’s Financial Advisor” beginning on page 91 of this proxy statement/prospectus.
The estimated cost synergies assumed that the expected benefits of the Transaction would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the Transaction. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits of the Transaction. See “Risk Factors—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions, or may be unable to identify and acquire suitable acquisition candidates” beginning on page 47 of this proxy statement/prospectus. In addition, see the section above entitled “—Certain Unaudited Prospective Financial Information Prepared by Grubhub” beginning on page 98 for further information regarding the uncertainties underlying the estimated cost synergies.
Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction
Pursuant to Merger Agreement, Just Eat Takeaway.com will take all actions necessary to cause (i) the size of the Just Eat Takeaway.com Supervisory Board to be increased by two Just Eat Takeaway.com Supervisory Directors, to be selected by Grubhub, to be appointed as members of the Just Eat Takeaway.com Supervisory Board upon the first effective time (the “Grubhub Supervisory Board nominees”) and (ii) the size of the Just Eat Takeaway.com Management Board to be increased by one Just Eat Takeaway.com Managing Director, selected by Grubhub, to be appointed as a member of the Just Eat Takeaway.com Management Board upon the first effective time (the “Grubhub Management Board nominee”), in each case, subject to applicable law, obtaining the necessary approvals by the Just Eat Takeaway.com Shareholders of the nomination of the Grubhub Supervisory Board nominees or the Grubhub Management Board nominee, as applicable, and continued service of the Grubhub Supervisory Board nominees or the Grubhub Management Board nominee, as applicable, as directors on the Grubhub Board immediately prior to Completion and provided that Just Eat Takeaway.com will not be required to take any actions that would result in the resignation of members from, or the appointment of any persons other than the Grubhub Supervisory Board nominees and the Grubhub Management Board nominee to, the Just Eat Takeaway.com Supervisory Board or the Just Eat Takeaway.com Management Board, as applicable. Grubhub has selected Matthew Maloney to be the Grubhub Management Board nominee and Lloyd Frink and David Fisher to be the Grubhub Supervisory Board nominees. On 7 October 2020, the Just Eat Takeaway.com Shareholders adopted the necessary resolutions for the appointment of the Grubhub Supervisory Board nominees to the Just Eat Takeaway.com Supervisory Board and the appointment of the Grubhub Management Board nominee to the Just Eat Takeaway.com Management Board.
Directors and Executive Officers of Grubhub Following the Transaction
Upon the first effective time, the directors of Merger Sub I immediately prior to the first effective time will be the directors of the initial surviving company and the officers of Grubhub immediately prior to the first effective time will be the officers of the initial surviving company, in each case until the earlier of their death, resignation or removal in accordance with the applicable certificate of incorporation and bylaws.
Upon the second effective time, the directors of Merger Sub II immediately prior to the first effective time will be the directors of the final surviving company and the officers of the initial surviving company immediately prior to the second effective time will be the officers of the final surviving company, in each case until the earlier of their death, resignation or removal in accordance with the applicable certificate of incorporation and bylaws.
Information concerning the executive officers and the historical compensation paid by Grubhub to its directors and executive officers is contained in Grubhub’s Annual Report on Form 10-K for the fiscal year ended 31 December 2019, which is incorporated by reference into this proxy statement/prospectus. See also “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
Merger Sub I was incorporated on 9 June 2020 and the director of Merger Sub I did not receive compensation for his services as a director of Merger Sub I in 2020. Merger Sub II was incorporated on 9 June 2020 and the director of Merger Sub II did not receive compensation for his services as a director of Merger Sub II in 2020. For information concerning the directors and historical compensation paid by Just Eat Takeaway.com to its directors, see “Information about the Management and Compensation of Just Eat Takeaway.com—Just Eat Takeaway.com’s Remuneration of Just Eat Takeaway.com Supervisory Directors and Just Eat Takeaway.com Managing Directors” beginning on page 230 of this proxy statement/prospectus.
Regulatory Approvals for the Mergers
Completion is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act (the “HSR Condition”), satisfaction of the condition relating to the UK Competition and Markets Authority (“CMA”) (the “CMA Condition”) and receipt of written notification from CFIUS indicating the

Transaction is not subject to review or such review has concluded without unresolved national security concerns or, if CFIUS has referred review of the Transaction to the President of the United States, receipt of notice from the President of the United States of their determination not to suspend or prohibit the Transaction or expiration of the applicable waiting period without any determination by the President of the United States.
Efforts to Obtain Regulatory Approvals
In connection with the receipt of governmental consents related to antitrust or CFIUS approval, each party agreed to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to antitrust law or by CFIUS and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any laws that may be required by any governmental authority with competent jurisdiction so as to enable the parties to consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable and in any event prior to the end date (as described in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 165 of this proxy statement/prospectus). Additionally, Just Eat Takeaway.com has agreed to promptly take all actions necessary to secure, as soon as practicable, the expiration or termination of any applicable waiting period under antitrust laws and obtain CFIUS approval, and all approvals or expiration of applicable waiting periods under any other applicable law. Just Eat Takeaway.com has also agreed to resolve any objections asserted with respect to the transactions contemplated by the Merger Agreement under any applicable law raised by any government authority that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, none of the obligations of the parties shall (1) require any party to the Merger Agreement to take, accept or agree to, (2) permit Grubhub or any of its subsidiaries, without the prior written consent of Just Eat Takeaway.com to take, accept or agree to or (3) require Just Eat Takeaway.com to consent to Grubhub or any of its subsidiaries taking, accepting or agreeing to, any restrictions if such restrictions, individually or in the aggregate with all other actions undertaken with respect to the regulatory matters contemplated above, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Just Eat Takeaway.com and its subsidiaries (including for these purposes Grubhub and its subsidiaries), taken as a whole, following Completion.
Just Eat Takeaway.com will, after consulting with and considering in good faith the views of Grubhub, direct and control all matters in connection with respect to antitrust laws, CFIUS approval or any other applicable law raised by a governmental authority seeking a restraint on the transactions contemplated by the Merger Agreement.
Additional information about each party’s commitments to take certain specified actions, subject to certain exceptions and limitations, in connection with obtaining regulatory approvals are described under “The Merger Agreement—Efforts to Complete the Transaction” beginning on page 159 of this proxy statement/prospectus.
Status of Regulatory Approvals
Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the Transaction with the FTC and DOJ on 24 June 2020 and requested early termination of the HSR Act waiting period. The FTC granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition.
On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the Transaction, thereby satisfying the CMA Condition.
On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS. Approval from CFIUS was received on 3 September 2020.
As a result of the foregoing, all regulatory approvals required for Completion have been obtained and Just Eat Takeaway.com and Grubhub do not contemplate making any other material governmental filings in relation to the Transaction. It is presently contemplated that if any such additional governmental approvals or actions are later required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained and there can be no assurances as to the absence of any litigation challenging the regulatory approvals received. Subject to certain conditions described below, if the first effective time has not occurred on or before 31 December 2021 or if a legal restraint preventing the Completion becomes final and nonappealable, either Just Eat Takeaway.com or Grubhub may terminate the Merger Agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 165 of this proxy statement/prospectus.
Material U.S. Federal Income Tax Consequences
The following discussion is a summary of the anticipated material U.S. federal income tax consequences of the Transaction to U.S. holders (as defined below) of Grubhub Shares and the ownership and disposition of Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs received by U.S. holders in the Transaction. This discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings, all as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling has been sought from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.
The U.S. federal income tax consequences of the holding and disposal of the New Just Eat Takeaway.com ADSs are the same as the U.S. federal income tax consequences of the holding and disposal of the Just Eat Takeaway.com Shares. Any reference in this section made to the New Just Eat Takeaway.com ADSs should be deemed to include a reference to the underlying Just Eat Takeaway.com Shares.
This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. holder as a result of the Transaction or as a result of the ownership and disposition of New Just Eat Takeaway.com ADSs received in the Transaction. This discussion does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to the U.S. holder, including specific tax consequences to a U.S. holder under an applicable tax treaty. In addition, this discussion does not address any U.S. state or local or any non-U.S. tax considerations, any U.S. federal estate, gift, generation-skipping or alternative minimum tax considerations, the 3.8% Medicare tax on net investment income, or any U.S. federal tax consequences other than U.S. federal income tax consequences of the Transaction and the ownership and disposition of New Just Eat Takeaway.com ADSs.
This discussion assumes that the U.S. holders of Grubhub Shares hold such shares, and, after the consummation of the Transaction, their New Just Eat Takeaway.com ADSs, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the consequences to U.S. holders subject to special tax rules, such as:
•	banks, thrifts, mutual funds, financial institutions, underwriters, or insurance companies;
•	real estate investment trusts and regulated investment companies;
•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	U.S. expatriates and former citizens or residents of the United States;
•	dealers or traders in securities, commodities, or currencies;
•	grantor trusts;
•	S corporations;
•	U.S. holders whose “functional currency” is not the U.S. dollar;
•
U.S. holders who received Grubhub Shares, or after the Transaction, New Just Eat Takeaway.com ADSs, through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;

•	U.S. holders who own (directly, indirectly, or through attribution) 5% or more of the vote or value of all outstanding Grubhub Shares;
•
U.S. holders who own Grubhub Shares, or, after the Transaction, New Just Eat Takeaway.com ADSs, as part of a straddle, synthetic security, hedge, conversion transaction, or other integrated investment; and

•
U.S. holders that are required to accelerate the recognition of any item of gross income with respect to Grubhub Shares or, after the Transaction, New Just Eat Takeaway.com ADSs as a result of such income being recognized on an applicable financial statement.

U.S. holders that are subject to special provisions under the Code, including U.S. holders described immediately above, should consult their tax advisors regarding the tax consequences of the Transaction and the ownership and disposition of New Just Eat Takeaway.com ADSs.
This discussion does not address the tax consequences to you if you will become a “five-percent transferee shareholder” of Just Eat Takeaway.com within the meaning of the applicable Treasury Regulations under Section 367 of the Code. In general, a five-percent transferee shareholder is a person who will own directly, indirectly, or constructively through attribution rules, at least five percent of either the total voting power or total value of all outstanding New Just Eat Takeaway.com ADSs immediately after the Transaction. If you believe you could become a five-percent transferee shareholder of Just Eat Takeaway.com, you should consult your tax advisor about the special rules and time sensitive tax procedures, including the requirement to file a gain recognition agreement, which might affect your ability to obtain tax-free treatment in the Transaction.
As used in this discussion, a “U.S. holder” means a beneficial owner of Grubhub Shares or, after the Transaction, New Just Eat Takeaway.com ADSs, who is for U.S. federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof;
•
a trust that (a) is subject to the primary jurisdiction of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income, regardless of source.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Grubhub Shares or, after the Transaction, New Just Eat Takeaway.com ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Transaction and the ownership and disposition of New Just Eat Takeaway.com ADSs received in the Transaction.
PLEASE CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF NEW JUST EAT TAKEAWAY.COM ADSS RECEIVED IN THE TRANSACTION, INCLUDING, WITHOUT LIMITATION, THE APPLICABLE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO YOU OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF NEW JUST EAT TAKEAWAY.COM ADSS.
U.S. Federal Income Tax Consequences of the Transaction to U.S. Holders
Qualification of the Transaction as a “Reorganization”
The following discussion regarding the U.S. federal income tax consequences of the Transaction to U.S. holders assumes that the Transaction will be consummated as described in the Merger Agreement and this proxy statement/prospectus and that, following the consummation of the Transaction, Just Eat Takeaway.com will, and will cause the final surviving company to, comply with certain reporting requirements set forth in the Treasury Regulations under Section 367(a) of the Code.
Grubhub has received an opinion from Kirkland & Ellis LLP to the effect that the Transaction (1) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (2) will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any Grubhub Stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Just Eat Takeaway.com following the Transaction that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)). Such opinion is based upon (i) representations, warranties and covenants provided by Grubhub, Just Eat Takeaway.com and other relevant parties and certain assumptions, and (ii) the assumption that such representations, warranties and covenants continue to be true and accurate as of the effective time of the Transaction. If the Transaction so qualifies, and provided, as described below, that the fair market value of Just Eat Takeaway.com, at the time of the Transaction, equals or exceeds the fair market value of Grubhub, as specially determined for purposes of Section 367(a) of the Code, then the Transaction will have the following U.S. federal income tax consequences to you if you are a U.S. holder:
•
The exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs in the Transaction will not result in the recognition of any gain or loss with respect to your Grubhub Shares (except with respect to cash received in lieu of a fractional New Just Eat Takeaway.com ADS, as discussed below).

•
The aggregate tax basis of the New Just Eat Takeaway.com ADSs (including any fractional New Just Eat Takeaway.com ADS deemed received and redeemed or sold as discussed below) received by you in the Transaction will be the same as the aggregate tax basis of the Grubhub Shares surrendered in exchange therefor.

•
The holding period for New Just Eat Takeaway.com ADSs (including a fractional New Just Eat Takeaway.com ADS deemed received and redeemed or sold as discussed below) that you receive in the Transaction will include the holding period of the Grubhub Shares you exchanged for such New Just Eat Takeaway.com ADSs.

•
Because Just Eat Takeaway.com will not issue any fractional New Just Eat Takeaway.com ADSs in the Transaction (for avoidance of doubt, other than any fractional shares deemed to be issued and then redeemed or sold), if you exchange Grubhub Shares in the Transaction and would otherwise have received a fraction of a New Just Eat Takeaway.com ADS, you will receive cash. In such a case, you will be treated as having received a fractional share and having received such cash in redemption of the fractional share. The amount of any capital gain or loss you recognize will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of the Grubhub Shares surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Grubhub Shares is more than one year on the date of Closing. The deductibility of capital losses is subject to limitations.

•
If you have differing bases or holding periods in respect of your Grubhub Shares, you must determine the bases and holding periods in the New Just Eat Takeaway.com ADSs received in the Transaction separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Grubhub Shares you exchange.

Consequences if the Transaction Fails to Qualify as a Reorganization
The parties’ obligations to complete the Transaction are not conditioned upon the receipt of an opinion of counsel that the Transaction will qualify as a tax-free reorganization under Section 368(a) of the Code. If the IRS were to successfully challenge the qualification of the Transaction as a tax-free reorganization and if you are a U.S. holder, you would generally be required to recognize gain or loss based on the difference between (a) the fair market value as of Completion, of any New Just Eat Takeaway.com ADSs received in the Transaction, plus cash received in lieu of a fractional New Just Eat Takeaway.com ADS and (b) your tax basis in the Grubhub Shares surrendered in the Transaction, as calculated separately for each block of Grubhub Shares you held. Any gain or loss so recognized would generally be long-term capital gain if you had held Grubhub Shares for more than one year at the time the Transaction is completed, as determined separately for each block of Grubhub Shares you held. Generally, in such event, your tax basis in the New Just Eat Takeaway.com ADSs you received in the Transaction would equal their fair market value as of Completion, and your holding period for the New Just Eat Takeaway.com ADSs would begin on the day after Completion.
Application of Section 367(a) of the Code
Section 367(a)(1) of the Code and the applicable Treasury Regulations promulgated thereunder provide that when a U.S. holder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a tax-free reorganization, the U.S. holder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. In this case, the principal requirement is that the fair market value of Just Eat Takeaway.com, at the time of the Transaction, must equal or exceed the fair market value of Grubhub, as specifically determined for purposes of Section 367(a)(1) of the Code (the “substantiality test”). Based on the exchange ratio, and taking certain required adjustments into account with data available as of the date hereof, Grubhub and Just Eat Takeaway.com believe that the substantiality test should be satisfied and that Section 367(a)(1) of the Code should not apply to the Transaction.
If Section 367(a)(1) of the Code were to apply to the Transaction, if you are a U.S. holder you would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the date of Completion of any New Just Eat Takeaway.com ADSs received in the Transaction, plus cash received in lieu of a fractional New Just Eat Takeaway.com ADS, over your tax basis in the Grubhub Shares surrendered in the Transaction, as calculated separately for each block of Grubhub Shares you held. Any gain so recognized would generally be long-term capital gain if you had held the Grubhub Shares for more than one year at the time the Transaction is completed, as determined separately for each block of Grubhub Shares you held.
U.S. Federal Income Tax Consequences to U.S. Holders of Holding New Just Eat Takeaway.Com ADSs
Dividends
Subject to the discussion in “—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to U.S. Holders of Holding New Just Eat Takeaway.com ADSs—Passive Foreign Investment Company Rules” beginning on page 109 of the accompanying proxy statement/prospectus, if you are a U.S. holder, any cash distribution paid on New Just Eat Takeaway.com ADSs out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be included in the gross income as dividend income (without reduction for any Dutch income taxes withheld from the distribution). Because Just Eat Takeaway.com has historically not kept track of, and Just Eat Takeaway.com does not intend to keep track of, its accumulated earnings and profits as determined on the basis of U.S. federal income tax principles, you should expect that any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. Dividends received on New Just Eat Takeaway.com ADSs by corporate U.S. holders generally will not be eligible for the dividends received deduction under Section 243 of the Code.
Subject to certain holding period requirements and other conditions (and assuming that Just Eat Takeaway.com is not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. holders may qualify for preferential rates of taxation if either (a) Just Eat Takeaway.com is eligible for the benefits of the United States-Netherlands Income Tax Treaty or (b) New Just Eat Takeaway.com ADSs are readily tradable on an established securities market in the U.S. Under applicable IRS authority, stock is considered for this purpose to be readily tradable on an established securities market in the U.S. if the stock is listed on Nasdaq, as the New Just Eat Takeaway.com ADSs are expected to be.
Subject to certain significant conditions and limitations, any Dutch taxes paid on or withheld from distributions from Just Eat Takeaway.com and not refundable to you (if any) may be credited against your U.S. federal income tax liability. For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends Just Eat Takeaway.com pays with respect to the New Just Eat Takeaway.com ADSs will generally constitute “passive category income”. Any dividends Just Eat Takeaway.com pays to you will generally constitute non-U.S. source income for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your advisors regarding the availability of a foreign tax credit in your particular circumstances. See the section entitled “—Material Dutch Tax Consequences—Dutch Tax Consequences of Holding New Just Eat Takeaway.com ADSs—Withholding Tax” beginning on page 111 of the accompanying proxy statement/prospectus for a discussion of Dutch withholding taxes on distributions.
The amount of any dividend paid or other distribution made in euros will, for U.S. federal income tax purposes, be the U.S. dollar value of the euros distributed by Just Eat Takeaway.com, calculated by reference to the exchange rate on the date the dividend or other distribution is includible in your income, regardless of whether the payment is in fact converted to U.S. dollars on the date of receipt. Generally, you should not recognize any foreign currency gain or loss if the euros are converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you actually convert the payment into U.S. dollars will be treated as ordinary income or loss. Such currency exchange gain or loss (if any) will generally be income or loss from U.S. sources for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of New Just Eat Takeaway.com ADSs
Subject to the discussion in “—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to U.S. Holders of Holding New Just Eat Takeaway.com ADSs—Passive Foreign Investment Company Rules” beginning on page 108 of the accompanying proxy statement/prospectus, if you are a U.S. holder you will generally recognize capital gain or loss on the sale or other taxable disposition of New Just Eat Takeaway.com ADSs in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) your adjusted tax basis in such New Just Eat Takeaway.com ADSs. Any such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other disposition, the New Just Eat Takeaway.com ADSs have been held for more than one year. Preferential tax rates apply to long-term capital gains if you are an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains if you are a corporation. Deductions for capital losses are subject to significant limitations under the Code.
The source of any such gain or loss is generally determined by reference to the residence of the holder, such that it will generally be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange, or other taxable disposition by a U.S. holder. You should consult your tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of your New Just Eat Takeaway.com ADSs.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation will be a PFIC for any taxable year if (a) 75% or more of its gross income consists of passive income or (b) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Just Eat Takeaway.com believes that it was not a PFIC for its taxable year prior to the Transaction, and Grubhub and Just Eat Takeaway.com do not expect Just Eat Takeaway.com to be a PFIC for its taxable year that includes the Transaction or in the foreseeable future, but the PFIC test must be applied each year, and it is possible that Just Eat Takeaway.com may become a PFIC in a future year. In the event that, contrary to Grubhub’s and Just Eat Takeaway.com’s expectation, Just Eat Takeaway.com is classified as a PFIC for any year during which you hold New Just Eat Takeaway.com ADSs, you would generally be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, the application of additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, and additional reporting requirements under U.S. federal income tax laws.
If you own New Just Eat Takeaway.com ADSs during any taxable year in which, contrary to Grubhub and Just Eat Takeaway.com’s expectations, Just Eat Takeaway.com is a PFIC, you may be subject to certain reporting obligations with respect to New Just Eat Takeaway.com ADSs, including reporting on IRS Form 8621. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return.
You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of New Just Eat Takeaway.com ADSs if Just Eat Takeaway.com becomes classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.
Information Withholding and Backup Withholding Tax
If you are a U.S. holder, in general, information reporting requirements will apply to dividends or other distribution you receive of New Just Eat Takeaway.com ADSs and the proceeds you receive on the disposition of New Just Eat Takeaway.com ADSs effected within the United States (and, in certain cases, outside the United States), in each case, other than if you are an exempt recipient (such as a corporation). Backup withholding (currently at a rate of 24%) may apply to such amounts if you fail to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the exchange agent or your broker) or you are otherwise subject to backup withholding. Backup withholding is not an additional U.S. federal tax. Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided you furnish required information to the IRS in a timely manner.

Material Dutch Tax Consequences
This section outlines the Dutch tax consequences for Grubhub Stockholders who exchange their Grubhub Shares for New Just Eat Takeaway.com ADSs and the Dutch tax consequences of the holding and disposal of the New Just Eat Takeaway.com ADSs following the mergers. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of New Just Eat Takeaway.com ADSs (referred to as an “ADS Holder”). For Dutch tax purposes, an ADS Holder may include an individual or entity not holding the legal title to the New Just Eat Takeaway.com ADSs, but to whom, or to which, the New Just Eat Takeaway.com ADSs are, or the income from the New Just Eat Takeaway.com ADSs is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the New Just Eat Takeaway.com ADSs or on specific statutory provisions. These include statutory provisions attributing New Just Eat Takeaway.com ADSs to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the New Just Eat Takeaway.com ADSs.
This section is intended as general information only and Grubhub Stockholders and prospective ADS Holders should consult their own tax adviser regarding the tax consequences of any acquisition, holding or disposal of New Just Eat Takeaway.com ADSs.
This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this proxy statement/prospectus, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.
Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively.
The Dutch tax consequences of the holding and disposal of the New Just Eat Takeaway.com ADSs are the same as the Dutch tax consequences of the holding and disposal of the Just Eat Takeaway.com Shares. Any reference in this section made to the New Just Eat Takeaway.com ADSs should be deemed to include a reference to the underlying Just Eat Takeaway.com Shares.
In this section any reference to EU member states should be construed as not including the United Kingdom.
Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulations for the Netherlands and St. Maarten (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.
This section does not describe any Dutch tax considerations or consequences that may be relevant where a Grubhub Stockholder or ADS Holder:
•
is an individual and such individual’s income or capital gains derived from the Grubhub Shares or New Just Eat Takeaway.com ADSs are attributable to employment activities, the income from which is taxable in the Netherlands;

•
has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in Grubhub or Just Eat Takeaway.com within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a Grubhub Stockholder or ADS Holder, as applicable, has a substantial interest in Grubhub or Just Eat Takeaway.com if the ADS Holder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the Grubhub Stockholder or ADS Holder, owns or holds, or is deemed to own or hold stocks or certain rights to stocks, including rights to directly or indirectly acquire stocks, directly or indirectly representing 5% or more of Grubhub’s or Just Eat Takeaway.com’s issued capital as a whole or of any class of stocks or profit participating certificates (winstbewijzen) relating to 5% or more of the Grubhub’s or Just Eat Takeaway.com’s annual profits or 5% or more of Grubhub’s or Just Eat Takeaway.com’s liquidation proceeds;

•
is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA);

•	is an investment institution (beleggingsinstelling) as described in Section 28 CITA; or
•
is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Grubhub Shares or New Just Eat Takeaway.com ADSs (as defined in Section 13 CITA). Generally, a Grubhub Stockholder and an ADS Holder is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in Grubhub or the Just Eat Takeaway.com (including through New Just Eat Takeaway.com ADSs).

Dutch Tax Consequences of the Transaction
Withholding Tax
A Grubhub Stockholder will not be subject to Dutch dividend withholding tax with respect to (i) the exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs pursuant to the mergers and (ii) cash payments in lieu of fractional entitlements to New Just Eat Takeaway.com ADSs received as part of the mergers.
Any dividends or other distributions declared or made by Just Eat Takeaway.com after the first effective time, with a record date after the first effective time, to Grubhub Stockholders following, and promptly upon, their surrender of their Grubhub Shares in exchange for New Just Eat Takeaway.com ADSs, may be subject to Dutch dividend withholding tax (see “Material Dutch Tax Consequences—Dutch Tax Consequences of Holding New Just Eat Takeaway.com ADSs—Withholding Tax” beginning on page 111 of this proxy statement/prospectus).
Taxes on Income and Capital Gains
Generally, a Grubhub Stockholder will not be subject to Dutch taxes on income or capital gains as a result of (i) the exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs pursuant to the mergers and (ii) any cash payment in lieu of fractional entitlements to New Just Eat Takeaway.com ADSs received as part of the mergers. This may be different for the following categories of Grubhub Stockholders:
•	Grubhub Stockholders who are resident or deemed to be resident in the Netherlands for Dutch income tax or Dutch corporate income tax purposes or opted to be (partially) treated as such;
•
Grubhub Stockholders who derive profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Grubhub Shares are attributable;

•
individuals who derive benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the Grubhub Shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

•
Grubhub Stockholders who are not individuals and who are entitled to a share, other than by way of securities, in the profits of an enterprise or a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which enterprise the Grubhub Shares are attributable; or

•
Grubhub Stockholders who are individuals and who are entitled to a share, other than by way of securities, in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Grubhub Shares are attributable.

Dutch Tax Consequences of Holding New Just Eat Takeaway.com ADSs
Withholding Tax
An ADS Holder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Just Eat Takeaway.com, including dividends distributed on the New Just Eat Takeaway.com ADSs. Generally, Just Eat Takeaway.com is responsible for the withholding of such dividend withholding tax at source.

Dividends distributed by Just Eat Takeaway.com include, but are not limited to:
•	distributions of profits in cash or in kind, whatever they be named or in whatever form;
•
proceeds from the liquidation of Just Eat Takeaway.com or proceeds from the repurchase of New Just Eat Takeaway.com ADSs by Just Eat Takeaway.com, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•
the par value of the New Just Eat Takeaway.com ADSs issued to an ADS Holder or an increase in the par value of the New Just Eat Takeaway.com ADSs, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, that is
•	not recognized for Dutch dividend withholding tax purposes, or
•
recognized for Dutch dividend withholding tax purposes, to the extent that Just Eat Takeaway.com has “net profits” (zuivere winst), unless (a) the General Meeting of Just Eat Takeaway.com Shareholders has resolved in advance to make this repayment, and (b) the par value of the New Just Eat Takeaway.com ADSs concerned has been reduced by an equal amount by way of an amendment to the articles of association of Just Eat Takeaway.com. The term “net profits” includes anticipated profits that have yet to be realized.

Subject to certain exceptions under Dutch domestic law, Just Eat Takeaway.com may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax due in respect of dividends distributed by Just Eat Takeaway.com, if Just Eat Takeaway.com has received a profit distribution from a qualifying foreign subsidiary as described in Section 11 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”), which distribution (i) is exempt from Dutch corporate income tax and (ii) has been subject to a foreign withholding tax of at least 5%. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (a) 3% of the dividends distributed by Just Eat Takeaway.com and (b) 3% of the profit distributions Just Eat Takeaway.com received from qualifying foreign subsidiaries in the calendar year in which Just Eat Takeaway.com distributes the dividends (up to the moment of this dividend distribution) and the two previous calendar years; further limitations and conditions apply.
If an ADS Holder is resident or deemed to be resident in the Netherlands, such ADS Holder is generally entitled to a credit for any Dutch dividend withholding tax against such holder’s Dutch tax liability and to a refund of any residual Dutch dividend withholding tax.
Depending on specific circumstances, an ADS Holder resident in a country other than the Netherlands may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, EU law, the agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the EU and the European Atomic Community (but only for Dutch tax events arising up to and including 31 December 2020 (which date may be extended) (“Final Transition Date”)), or treaties for the avoidance of double taxation.
An ADS Holder that is resident (i) in an EU member state, (ii) in the United Kingdom (for Dutch tax events arising up to and including the Final Transition Date), (iii) in a state that is a party to the Agreement on the European Economic Area (“EEA”) (EU member states, Iceland, Liechtenstein and Norway) or (iv) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters, is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the New Just Eat Takeaway.com ADSs if the final tax burden in respect of the dividends distributed by Just Eat Takeaway.com of a comparable Dutch resident ADS Holder is lower than the withholding tax incurred by the non-Dutch resident ADS Holder. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident ADS Holder is entirely compensated in such holder’s state of residence under the provisions of a treaty for the avoidance of double taxation concluded between this state of residence and the Netherlands.

Furthermore, if an ADS Holder:
•
is an entity which is resident in a member state of the EU, the United Kingdom (for Dutch tax events arising up to and including the Final Transition Date), or a state that is a party to the EEA, or is a Qualifying ADS Holder (as defined below);

•	is not subject to a profit tax levied by that state; and
•	would not have been subject to Dutch corporate income tax had the ADS Holder been resident in the Netherlands, this ADS Holder will generally be eligible for a refund of Dutch dividend withholding tax on dividends distributed by Just Eat Takeaway.com.
For purposes of the above, a “Qualifying ADS Holder” is an entity that (i) is resident in a jurisdiction with which the Netherlands can exchange information in line with the international standard on exchange of information and (ii) holds its New Just Eat Takeaway.com ADSs as a portfolio investment, i.e., its New Just Eat Takeaway.com ADSs are not held with a view to establish or maintain lasting and direct economic links between the ADS Holder and Just Eat Takeaway.com and the New Just Eat Takeaway.com ADSs do not allow the ADS Holder to participate effectively in the management or control of the Just Eat Takeaway.com.
An ADS Holder who is resident in the United States for purposes of the 1992 treaty for the avoidance of double taxation between the United States and the Netherlands, as amended most recently by the Protocol signed 8 March 2004 (the “Treaty”) (a “US ADS Holder”) and who is entitled to the benefits of the Treaty, will be entitled to an exemption from or a reduction of Dutch dividend withholding tax as follows:
•
if the US ADS Holder is an exempt pension trust as described in Article 35 of the Treaty or an exempt organization as described in Article 36 of the Treaty, the US ADS Holder is entitled to an exemption from Dutch dividend withholding tax;

•
if the US ADS Holder is a company that directly holds at least 80% of the voting power in Just Eat Takeaway.com and certain other conditions are met, the US ADS Holder is entitled to an exemption from Dutch dividend withholding tax; and

•
if the US ADS Holder is a company that directly holds at least 10%, but less than 80% of the voting power in Just Eat Takeaway.com, the US ADS Holder will be entitled to a reduction of Dutch withholding tax to a rate of 5%.

A US ADS Holder that qualifies for an exemption from, or a reduction of, Dutch dividend withholding tax may generally claim (i) an exemption or reduction at source or (ii) a refund, by making the requisite filings within three years after the end of the calendar year in which the Dutch dividend withholding tax was levied.
According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by Just Eat Takeaway.com is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.
The DWTA provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, an ADS Holder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:
•	a person other than the ADS Holder wholly or partly, directly or indirectly, benefits from the dividends;
•	that other person retains or acquires, directly or indirectly, an interest similar to that in the New Just Eat Takeaway.com ADSs on which the dividends were paid; and
•	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the ADS Holder.

Taxes on Income and Capital Gains
Residents of the Netherlands
The description of certain Dutch tax consequences in this section is only intended for the following ADS Holders:
•	individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes (“Dutch Resident Individuals”); and
•	entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Corporate Entities”).
Dutch Resident Individuals Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities
Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to Dutch income tax at statutory progressive rates with a maximum of 49.5% on any benefits derived or deemed to be derived from the New Just Eat Takeaway.com ADSs, including any capital gains realized on any disposal of the New Just Eat Takeaway.com ADSs, where those benefits are attributable to:
•
an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or

•	miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).
Dutch Resident Individuals Not Engaged or Deemed to be Engaged in an Enterprise or in Miscellaneous Activities
Generally, the New Just Eat Takeaway.com ADSs held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the New Just Eat Takeaway.com ADSs are not attributable to that enterprise or miscellaneous activities, will be subject to an annual Dutch income tax imposed on a fictitious yield on the New Just Eat Takeaway.com ADSs under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the New Just Eat Takeaway.com ADSs, is set at a percentage of the positive balance of the fair market value of these assets, including the New Just Eat Takeaway.com ADSs, and the fair market value of these liabilities on 1 January each year. As of 1 January 2021, the percentage increases: (i) from 1.8978% over the first EUR 100,000 of such positive balance; (ii) to 4.5014% over any excess positive balance between EUR 100,000 up to and including EUR 1,000,000; and (iii) to a maximum of 5.6900% over any excess positive balance of EUR 1,000,000 or higher.
The percentages under (i) to (iii) will be reassessed each year and the amounts under (i) to (iii) will be adjusted for inflation each year. No Dutch taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen). The fair market value of assets, including the New Just Eat Takeaway.com ADSs, and liabilities that are taxed under this regime is measured once in each calendar year on 1 January. The tax rate under the regime for savings and investments is a flat rate of 31% as of 1 January 2021.
Dutch Resident Corporate Entities
Dutch Resident Corporate Entities are generally subject to Dutch corporate income tax at statutory rates up to 25% on any benefits derived or deemed to be derived from the New Just Eat Takeaway.com ADSs, including any capital gains realized on their disposal.

Non-Dutch Residents
An ADS Holder other than Dutch Resident Individuals or Dutch Resident Corporate Entities will not be subject to Dutch taxes on income or capital gains derived from the acquisition, ownership and disposal or transfer of the New Just Eat Takeaway.com ADSs, other than withholding tax as described above, unless:
•
the ADS Holder derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the New Just Eat Takeaway.com ADSs are attributable;

•
the ADS Holder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the New Just Eat Takeaway.com ADSs, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

•
the ADS Holder is not an individual and is entitled to a share, other than by way of securities, in the profits of an enterprise or a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which enterprise the New Just Eat Takeaway.com ADSs are attributable; or

•
the ADS Holder is an individual and is entitled to a share, other than by way of securities, in the profits of an enterprise which is effectively managed in the Netherlands and to which enterprise the New Just Eat Takeaway.com ADSs are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for non-Dutch residents ADS Holders pursuant to treaties for the avoidance of double taxation.
Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the New Just Eat Takeaway.com ADSs by, or inheritance of the New Just Eat Takeaway.com ADSs on the death of, an ADS Holder, unless:
•	the ADS Holder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the ADS Holder;
•
the ADS Holder dies within 180 days after the date of the gift of the New Just Eat Takeaway.com ADSs and was, or was deemed to be, resident in the Netherlands at the time of the ADS Holder’s death but not at the time of the gift; or

•
the gift of the New Just Eat Takeaway.com ADSs is made under a condition precedent and the ADS Holder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift or inheritance tax, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Other Taxes and Duties
No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the ADS Holder by reason only of the Transaction or the acquisition, ownership or disposition of the New Just Eat Takeaway.com ADSs.
Residency
An ADS Holder will not become a resident or deemed resident of the Netherlands by reason only of the Transaction or the acquisition, holding, ownership or disposition of the New Just Eat Takeaway.com ADSs.

Accounting Treatment
The Transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”). IFRS requires that one of the two companies in the Transaction be designated as the acquirer for accounting purposes based on the evidence available. Just Eat Takeaway.com will be treated as the acquiring entity for accounting purposes. In identifying Just Eat Takeaway.com as the acquiring entity for accounting purposes, Just Eat Takeaway.com and Grubhub took into account (i) the background of the Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the Enlarged Group, (iv) the intended corporate governance structure of the Enlarged Group, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies. In assessing the size of each of the companies, Just Eat Takeaway.com and Grubhub management evaluated various metrics, including, but not limited to, revenue, loss before taxation, total assets and market capitalization. No single factor was the sole determinant in the overall conclusion that Just Eat Takeaway.com is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion. Accordingly, Just Eat Takeaway.com will, in accordance with the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”), record assets acquired, including identifiable intangible assets, and liabilities assumed from the Grubhub Group at their respective fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill.
As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared provisional estimates of fair value for all of the Grubhub Group’s assets to be acquired and liabilities to be assumed. Upon Completion, Just Eat Takeaway.com will conduct a detailed valuation of all assets and liabilities of the Grubhub Group as of the date of Completion, at which point the actual fair values will be determined and may vary materially from provisional estimates.
Exchange of Shares in the Mergers
Just Eat Takeaway.com has appointed the exchange agent to process the payment of the merger consideration, including the exchange of Grubhub Shares for New Just Eat Takeaway.com ADSs, in accordance with the Merger Agreement.
Immediately following the first effective time and prior to the second effective time, and in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), Just Eat Takeaway.com shall cause the exchange agent, solely in its capacity as such, to contribute, for the account and benefit of the former Grubhub Stockholders, all of the issued and outstanding shares of the initial surviving company stock that were issued to the exchange agent for the account and benefit of the former Grubhub Stockholders to Just Eat Takeaway.com as a contribution in kind (inbreng op aandelen anders dan in geld). In consideration of this contribution in kind, at the first effective time and prior to the second effective time, Just Eat Takeaway.com will (i) issue (uitgeven) and deliver (leveren) to the exchange agent for immediate delivery to the depositary bank or its nominee, solely in its capacity as such, a number of New Just Eat Takeaway.com Shares equal to the number of New Just Eat Takeaway.com ADSs issuable pursuant to the Transaction and (ii) cause to be issued and delivered to the exchange agent for the account and benefit of the former Grubhub Stockholders (A) receipts representing the New Just Eat Takeaway.com ADSs issuable pursuant to the Merger Agreement and (B) cash in an amount sufficient to make all requisite payments of (x) cash in lieu of fractional shares and (y) dividends or other distributions to which such holders are entitled, in each case without interest (subject to any applicable withholding tax) and in accordance with the Merger Agreement.
Subject to the treatment of fractional New Just Eat Takeaway.com ADSs as described below, each Grubhub Share issued and outstanding immediately prior to Completion (other than any Grubhub Shares owned by Grubhub, Just Eat Takeaway.com, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of Just Eat Takeaway.com) automatically will be converted into the right to receive the merger consideration without the need for any action by the holder of such Grubhub Share.
As soon as practicable after the first effective time (and in no event later than five (5) Business Days after the first effective time), Just Eat Takeaway.com will cause the exchange agent to mail to each Grubhub Stockholder as of the Grubhub record date: (i) a letter of transmittal specifying that delivery will be effected, and risk of loss and title to any certificates representing Grubhub Shares shall pass, only upon delivery of such certificates or affidavits of loss in lieu of such certificates to the exchange agent and (ii) instructions explaining the procedure for surrendering Grubhub stock certificates (or affidavits of loss in lieu of such certificates), if any, or book-entry shares in exchange for the merger consideration. Upon surrender of a Grubhub stock certificate (or affidavit of loss in lieu of such certificate) or receipt of an “agent’s message” by the exchange agent in the case of book-entry shares to the exchange agent in accordance with the terms of the letter of transmittal duly executed, the holder of a Grubhub Share which was converted into the merger consideration will be entitled to receive, subject to any required withholding taxes, the merger consideration, together with (x) cash in lieu of any fractional New Just Eat Takeaway.com ADSs to which such holder is entitled and (y) any dividends or other distributions to which such holder is entitled, in each case without interest (subject to any applicable withholding tax), for each Grubhub Share surrendered, and any certificates representing Grubhub Shares surrendered will be cancelled. Unless requested otherwise by Grubhub, the New Just Eat Takeaway.com ADSs to be delivered as merger consideration will be eligible for settlement through The Depository Trust Company (“DTC”) and issued in uncertificated book-entry form through the procedures of DTC unless a physical New Just Eat Takeaway.com ADS is requested or otherwise required by applicable law.
Grubhub Stockholders will be entitled to receive all dividends or other distributions declared or made by Just Eat Takeaway.com after the first effective time, with a record date after the first effective time. However, no dividends or other distributions will be paid to the holder of any unsurrendered Grubhub Share until the holder of such Grubhub Share surrenders such share. Following the surrender of such share, the holder of whole New Just Eat Takeaway.com ADSs issued in exchange will be paid without interest (subject to any applicable law or withholding tax), (1) promptly, the amount of any dividends or other distributions with a record date after the first effective time and paid with respect to such whole New Just Eat Takeaway.com ADS and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the first effective time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole New Just Eat Takeaway.com ADS.
Upon Just Eat Takeaway.com’s reasonable determination Just Eat Takeaway.com may, or upon Grubhub’s reasonable request to the extent reasonably practicable Just Eat Takeaway.com will, permit (but not obligate) Grubhub Stockholders to elect to receive a number of Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) equal to the exchange ratio for each outstanding Grubhub Share in lieu of New Just Eat Takeaway.com ADSs issuable as the merger consideration.
Just Eat Takeaway.com and the exchange agent are entitled to deduct and withhold any applicable taxes from any merger consideration that would otherwise be payable pursuant to the Merger Agreement.
After the first effective time, Grubhub will not register any transfers of Grubhub Shares.
Treatment of Grubhub Equity Awards
In connection with the Transaction, each option that represents the right to acquire Grubhub Shares (each, a “Grubhub option”) that is outstanding immediately prior to the first effective time, whether or not then vested or exercisable, will, at the first effective time, be converted into an option to acquire New Just Eat Takeaway.com ADSs (each, an “assumed option”). The number of New Just Eat Takeaway.com ADSs underlying each assumed option will equal the product of (i) the number of Grubhub Shares subject to such Grubhub option as of immediately prior to the first effective time and (ii) the exchange ratio, rounded down to the nearest number of whole New Just Eat Takeaway.com ADSs. The exercise price per share of each assumed option will be equal to the exercise price per share of the corresponding Grubhub option divided by the exchange ratio, rounded up to the nearest whole cent. Each assumed option will otherwise be subject to the other terms and conditions that applied to the corresponding Grubhub option immediately prior to the first effective time.
In addition, each restricted stock unit award with respect to Grubhub Shares (each, a “Grubhub RSU”) that is outstanding immediately prior to the first effective time will, at the first effective time, be converted into a restricted stock unit with respect to a number of New Just Eat Takeaway.com ADSs (each, an “assumed RSU”) equal to the product of (i) the number of Grubhub Shares subject to such Grubhub RSU immediately prior to the first effective time and (ii) the exchange ratio, rounded to the nearest number of whole New Just Eat Takeaway.com ADSs. Each assumed RSU will otherwise be subject to the other terms and conditions that applied to the corresponding Grubhub RSU immediately prior to the first effective time.
Just Eat Takeaway.com may substitute Just Eat Takeaway.com Shares for New Just Eat Takeaway.com ADSs as the security underlying the assumed options or assumed RSUs. In such case, upon the exercise of an assumed option or settlement of an assumed RSU, the Just Eat Takeaway.com Shares underlying such assumed options or assumed RSUs, as applicable, may be deposited in Stichting Administratiekantoor Takeaway.com (the “STAK”). The STAK will hold such Just Eat Takeaway.com Shares on behalf of the former holder of the assumed option or assumed RSU, as applicable, and will exercise all voting rights with respect to such Just Eat Takeaway.com Shares. The former holder will receive one STAK depository receipt, for each deposited Just Eat Takeaway.com Share. Each STAK depository receipt will entitle the holder thereof to all economic benefits of the underlying Just Eat Takeaway.com Shares and, subject to any blackout or restrictions under applicable law, entitle such holder to direct the STAK to sell the underlying Just Eat Takeaway.com Shares and transfer the proceeds to such holder. If Just Eat Takeaway.com does not elect to deposit the underlying Just Eat Takeaway.com Shares into the STAK, such awards will be settled in Just Eat Takeaway.com Shares. The determination of whether to settle the assumed awards in Just Eat Takeaway.com Shares or STAK depository receipts will be made by Just Eat Takeaway.com in its sole discretion, provided that Just Eat Takeaway.com acts reasonably in making such determination.
Interests of Grubhub’s Directors and Executive Officers in the Transaction
In considering the recommendation of the Grubhub Board with respect to the Merger Agreement and the Transaction, you should be aware that Grubhub’s directors and executive officers have economic interests in the Transaction that are different from, or in addition to, those of Grubhub Stockholders generally. These interests may create potential conflicts of interest. The Grubhub Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transaction, and in reaching both its determination that the Transaction is in the best interests of Grubhub and the Grubhub Stockholders, and its decision to approve and declare advisable the Merger Agreement and the Transaction. These material interests are summarized below:
•
the receipt of payments and benefits by executive officers under certain employment arrangements upon a termination by Grubhub without “cause” or by the executive officer for “good reason (each term, for purposes of this section, as defined under “—Treatment of Grubhub Equity Awards—Potential Payments in Connection with the Transaction—Executive Severance Plan” beginning on page 120 of this proxy statement/prospectus) in connection with or following the Transaction;

•	the accelerated vesting of certain Grubhub equity awards upon a termination by Grubhub without “cause” or by the executive officer for “good reason” in connection with or following the Transaction;
•	continued indemnification rights in favor of directors and officers of Grubhub; and
•
Just Eat Takeaway.com’s agreement to (i) nominate Messrs. Fisher and Frink for appointment to the Just Eat Takeaway.com Supervisory Board, (ii) nominate Mr. Maloney for appointment to the Just Eat Takeaway.com Management Board and (iii) propose the approval of a supplement to Just Eat Takeaway.com’s remuneration policy for the Just Eat Takeaway.com Management Board intended to enable Just Eat Takeaway.com to provide Mr. Maloney with a remuneration package generally consistent with his remuneration as chief executive officer of Grubhub (though this supplement was not adopted by Just Eat Takeaway.com Shareholders at the Extraordinary General Meeting held on 7 October 2020; obtaining such approval is not a condition to Completion and, therefore, the failure to approve the supplement has no consequences for Completion).

Treatment of Grubhub Outstanding Equity Awards for Grubhub’s Directors and Executive Officers
Equity awards held by Grubhub’s directors and executive officers that are outstanding immediately prior to the first effective time will generally be subject to the following treatment as of the first effective time in accordance with the Merger Agreement:
•
Each Grubhub option, whether or not then vested or exercisable, will be converted into an assumed option with respect to the number of Just Eat Takeaway.com ADSs that is equal to the product of (i) the number of Grubhub Shares subject to such Grubhub option as of immediately prior to the first effective time and (ii) the exchange ratio, rounded down to the nearest number of whole Just Eat Takeaway.com ADSs. The exercise price per share of each assumed option will be equal to (x) the exercise price per share of the corresponding Grubhub option divided by (y) the exchange ratio, rounded up to the nearest whole cent. Following the first effective time, each assumed option will be subject to the other terms and conditions that applied to the corresponding Grubhub option immediately prior to the first effective time. Just Eat Takeaway.com may, in its sole discretion, provided it is acting reasonably, substitute Just Eat Takeaway.com Shares for Just Eat Takeaway.com ADSs as the security underlying the assumed options.
•
Each Grubhub RSU will be converted into an assumed RSU with respect to a number of Just Eat Takeaway.com ADSs equal to the product of (i) the number of Grubhub Shares subject to such Grubhub RSU immediately prior to the first effective time and (ii) the exchange ratio, rounded to the nearest number of whole Just Eat Takeaway.com ADSs. Following the first effective time, each assumed RSU will be subject to the other terms and conditions that applied to the corresponding Grubhub RSU immediately prior to the first effective time. Just Eat Takeaway.com may, in its sole discretion, provided it is acting reasonably, substitute Just Eat Takeaway.com Shares for Just Eat Takeaway.com ADSs as the security underlying the assumed RSUs.

•
Assumed options and assumed RSUs held by Grubhub’s executive officers will otherwise remain subject to accelerated vesting upon the occurrence of an involuntary termination of service or employment without “cause” or by the holder for “good reason” (each as defined in the Grubhub Executive Severance Plan, as described below) if such termination occurs during the period beginning 45 days prior to and ending 12 months after a change in control, which includes the Transaction.

Outstanding Equity Awards for Grubhub’s Directors and Executive Officers
The amounts described in the table below represent the expected value of the equity awards held by Grubhub’s directors and executive officers. The amounts below have been calculated assuming that (i) as required under SEC rules, the closing share price of a Grubhub Share on Completion is $62.19 (the “estimated closing value”), which is equal to the average closing price of a Grubhub Share over the first five business days following the first public announcement of the entry into the Merger Agreement and (ii) the Completion date is 1 May 2021, which is the assumed date of Completion solely for purposes of this compensation-related disclosure. The table below takes into account any vesting between the date of this proxy statement/prospectus and the close of business on the Completion date, but does not (1) attempt to forecast any grants, additional issuances, dividends or forfeitures of equity-based awards following the date of this proxy statement/prospectus or (2) include any outstanding Grubhub options that have an exercise price at or above $62.19. Depending on when Completion occurs, certain equity-based awards shown in the table below may vest in accordance with their terms and Grubhub may grant additional equity-based awards in accordance with the Merger Agreement.
Each Grubhub RSU and Grubhub option held by Grubhub’s executive officers will (i) at the first effective time, be converted into an assumed RSU or assumed option, as applicable, and remain subject to all terms and conditions applicable to corresponding awards and (ii) immediately become fully vested upon a termination by Just Eat Takeaway.com without cause or by the executive for good reason (a “qualifying termination”) that occurs during a period ending 12 months after Completion. In addition, outstanding Grubhub options held by Grubhub’s executive officers will also be subject to a one-year post termination exercise period following a qualifying termination.
Name	Number of Shares Subject to Unvested In-the- Money Options(1)	Estimated Value of Unvested In- the-Money Options(2)	Number of Shares Subject to Unvested RSUs	Estimated Value of Unvested RSUs(3)
Named Executive Officers
Matthew Maloney	135,056	$1,570,701	73,474	$4,569,348
Adam DeWitt			83,349	$5,183,474
Samuel Hall	—	—	37,360	$2,323,418
Margo Drucker			25,392	$1,579,128
Maria Belousova(4)	—	—	—	—

Other Executive Officers as a Group	—	—	12,966	$806,356
Non-Employee Directors
David Habiger	1,242	$5,912	540	$33,583
Brian McAndrews	1,242	$5,912	540	$33,583

Name	Number of Shares Subject to Unvested In-the- Money Options(1)	Estimated Value of Unvested In- the-Money Options(2)	Number of Shares Subject to Unvested RSUs	Estimated Value of Unvested RSUs(3)
Keith Richman	1,242	$5,912	540	$33,583
Linda Johnson Rice	1,242	$5,912	540	$33,583
Katrina Lake	1,242	$5,912	540	$33,583
Girish Lakshman	1,242	$5,912	540	$33,583
Lloyd Frink	1,242	$5,912	540	$33,583
David Fisher	1,242	$5,912	540	$33,583
(1)
The executive officers also hold the following unvested Grubhub options with an exercise price at or above $62.19: (i) Mr. Maloney, 72,072; (ii) Mr. DeWitt, 48,117; (iii) Mr. Hall, 13,866; and (iv) Ms. Drucker, 15,445.

(2)
The estimated value of the unvested Grubhub options with an exercise price below $62.19 is equal to the product of (i) (A) the estimated closing value minus (B) the applicable per share exercise price of each applicable Grubhub option and (ii) the number of shares underlying each applicable Grubhub option.

(3)	The estimated value of the unvested Grubhub RSUs is equal to the product of (i) the estimated closing value and (ii) the number of shares underlying each Grubhub RSU.
(4)
Ms. Belousova ceased serving as Grubhub’s chief technology officer on 1 May 2020. Ms. Belousova currently does not, and is not expected to, hold any Grubhub Options or Grubhub RSUs as of the assumed Completion date.

Potential Payments in Connection with the Transaction
Executive Severance Plan
The Grubhub Executive Severance Plan (the “Executive Severance Plan”) provides general severance rights to Grubhub’s chief executive officer and other executive officers upon a termination of employment by Grubhub without “cause” or by the executive for “good reason”. General severance benefits consist of cash severance equal to 1.0x base salary and subsidized COBRA continuation for 12 months for Grubhub’s named executive officers. The Executive Severance Plan also provides the following enhanced severance benefits if a qualifying termination occurs during the period beginning 45 days prior to and ending 12 months after the closing of a change in control (which includes the Transaction):
•
cash severance equal to 1.5x the sum of base salary and target bonus for Grubhub’s chief executive officer (1.0x the sum of base salary and target bonus for Grubhub’s named executive officers, other than the chief executive officer, and 0.5x the sum of base salary and target bonus for Grubhub’s executive officer who is not a named executive officer);

•
subsidized COBRA continuation for 18 months for the chief executive officer (12 months for Grubhub’s named executive officers, other than the chief executive officer, and 6 months for Grubhub’s executive officer who is not named executive officer);

•	target annual bonus for the year of termination prorated to reflect the number of days that the executive officer was employed during the year of termination of employment;
•	accelerated vesting of outstanding equity awards; and
•	up to one-year post termination exercise period for any stock options.
Benefits under the Executive Severance Plan are contingent on each executive officer’s execution and non-revocation of a release of claims in favor of Grubhub. The Executive Severance Plan contains a best-net cutback provision whereby any severance payable in connection with a change in control that would be subject to an excise tax under Section 4999 of the Code as an excess parachute payment under Section 280G of the Code will either be (x) reduced to the amount necessary to prevent the imposition of an excise tax or (y) paid in full, whichever amount is greater after giving effect to the excise tax and other applicable taxes.
Under the Executive Severance Plan, “cause” has the definition set forth in an executive officer’s employment agreement. If no such agreement exists or such agreement does not contain a definition of “cause,” “cause” will include, but not be limited to: (a) the executive officer’s unauthorized use or disclosure of confidential information or trade secrets of Grubhub or an affiliate or any material breach of a written agreement between the executive officer and Grubhub, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement; (b) the executive officer’s commission of, indictment for or the entry of a plea of guilty or nolo contendere by the executive officer to, a felony under the laws of the United States or any state thereof or any crime involving dishonesty or moral turpitude (or any similar crime in any jurisdiction outside of the United States); (c) the executive officer’s gross negligence or willful misconduct; (d) the executive officer’s willful or repeated failure or refusal to substantially perform assigned duties; (e) any act of fraud, embezzlement, material misappropriation or dishonesty committed by the executive officer against Grubhub or any affiliate; (f) any acts, omissions or statements by the executive officer which Grubhub reasonably determines to be materially detrimental or damaging to the reputation, operations, prospects or business relations of Grubhub; or (g) the executive officer’s material violation of Grubhub’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct.
Under the Executive Severance Plan, “good reason” means that an executive officer has complied with the good reason process (as defined in the Executive Severance Plan) following the occurrence of any one of the following events without the consent of such executive officer: (a) a diminution in the executive officer’s base salary or target annual and long-term incentive opportunity of greater than 10% (in all cases, other than in connection with a diminution in base salary that is proportionately applied to all senior executives of Grubhub); (b) a change in the geographic location at which the executive officer provides services to Grubhub by more than 50 miles (provided that moving Grubhub’s corporate headquarters shall not constitute a change in geographic location, so long as the participant continues to be able to provide services to Grubhub from a location not more than 50 miles from Chicago or New York, as applicable); or (c) a material diminution of the executive officer’s title, duties, authorities, responsibilities or reporting relationship.
The Transaction will constitute a “change in control” under the Executive Severance Plan. For the quantification of the value of the severance benefits described above that would be payable to Grubhub’s named executive officers upon a qualifying termination in connection with the Transaction, see the section entitled “—Treatment of Grubhub Equity Awards—Golden Parachute Compensation” beginning on page 121 of this proxy statement/prospectus below.
New Compensation Arrangements with Just Eat Takeaway.com
Any executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to Just Eat Takeaway.com or the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Just Eat Takeaway.com. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com Shareholders have approved the appointment of Messrs. Fisher and Frink to the Just Eat Takeaway.com Supervisory Board, and the appointment of Mr. Maloney to the Just Eat Takeaway.com Management Board, in each case to be effective after Completion. In addition, Mr. Maloney will also lead the Just Eat Takeaway.com’s combined businesses across North America, including Canada, after the Transaction. The compensation terms associated with such roles have not yet been finalized as of the date of this proxy statement/prospectus. The Just Eat Takeaway.com Supervisory Board proposed the approval of a supplement to Just Eat Takeaway.com’s remuneration policy for the Just Eat Takeaway.com Management Board intended to enable Just Eat Takeaway.com to provide Mr. Maloney with a remuneration package up to a level consistent with his current remuneration as chief executive officer of Grubhub and the local reference market in the United States, including: (i) a base salary for 2021 of up to $745,500; (ii) an opportunity to participate in broad-based health, welfare, vacation and fringe benefit plans offered to employees in the United States generally; (iii) an opportunity to participate in a defined contribution retirement plan whereby Just Eat Takeaway.com matches a portion of Mr. Maloney’s contributions towards that plan; (iv) short-term incentives consistent with the terms set forth in the existing remuneration policy for the Just Eat Takeaway.com Management Board; (v) an opportunity to participate, at a maximum per annum value of 1010% of annual base salary, in a new long-term incentive plan to be adopted by Just Eat Takeaway.com; and (vi) termination and severance terms reflective of Mr. Maloney’s current engagement with Grubhub. The supplement to Just Eat Takeaway.com’s remuneration policy described in the immediately foregoing sentence was not approved by Just Eat Takeaway.com Shareholders at the Extraordinary General Meeting held on 7 October 2020.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Grubhub’s named executive officers that is based on or otherwise relates to the Transaction, which is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer will receive may materially differ from the amounts set forth in the table. The calculations in the table below do not include amounts Grubhub’s named executive officers were already entitled to receive or vested in as of the date of this proxy statement/prospectus or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all the salaried employees of Grubhub.
The table below assumes that (1) Completion will occur on 1 May 2021, which is the assumed date of Completion solely for purposes of this compensation-related disclosure, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance benefits under the terms of the Executive Severance Plan, (3) the named executive officer’s base salary and target bonus remain unchanged from those in place as of the date of this proxy statement/prospectus, (4) Grubhub options and Grubhub RSUs outstanding as of the date of this proxy statement/prospectus continue to vest in the ordinary course through the close of business on 1 May 2021, (5) for purposes of valuing the Grubhub options and Grubhub RSUs, the value of a Grubhub Share is equal to the estimated closing value, (6) no named executive officer receives any additional equity grants and (7) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the benefits. For a narrative description of the terms and conditions applicable to the benefits quantified in the table below, see the sections entitled “—Treatment of Grubhub Equity Awards—Treatment of Grubhub Outstanding Equity Awards for Grubhub’s Directors and Executive Officers” and “—Treatment of Grubhub Equity Awards—Potential Payments in Connection with the Transaction—Executive Severance Plan” beginning on pages 118 and 120, respectively, of this proxy statement/prospectus.
Potential Change in Control Payments to Grubhub’s Named Executive Officers
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Matthew Maloney	$1,714,295	$6,140,049	$31,023	$7,885,367
Adam DeWitt	$782,315	$5,183,474	$20,682	$5,986,471
Samuel Hall	$540,963	$2,323,418	$20,682	$2,885,063
Margo Drucker	$649,155	$1,579,128	$20,682	$2,248,965
Maria Belousova(4)	—	—	—	—
(1)
Amounts shown reflect the cash severance payments pursuant to the Executive Severance Plan as described in detail above. The cash severance amounts included in this column are considered to be “double-trigger” payments, which means that both a change in control, such as the Transaction, and a qualifying termination of employment must occur, prior to any payment being provided to the named executive officer. The amounts described above include the components described in the table below.

Name	Severance	Prorated Annual Bonus	Total Cash ($)
Matthew Maloney	$1,597,500	$116,795	$1,714,295
Adam DeWitt	$705,000	$77,315	$782,315
Samuel Hall	$487,500	$53,463	$540,963
Margo Drucker	$585,000	$64,155	$649,155
Maria Belousova(4)	—	—	—

(2)
Amounts shown reflect the value provided in respect of unvested Grubhub options and Grubhub RSUs as more fully described above under the section entitled “—Treatment of Grubhub Equity Awards—Treatment of Grubhub Outstanding Equity Awards for Grubhub’s Directors and Executive Officers” beginning on page 118 of this proxy statement/prospectus. The amounts in this column are considered to be “double-trigger” which means that both a change in control, such as the Transaction, and a qualifying termination of employment must occur, prior to any payment being provided to the named executive officer. In addition to the acceleration of unvested Grubhub options, any Grubhub options vested as of termination (whether previously vested or accelerated pursuant to the Executive Severance Plan) will be subject to an extended post-termination exercise period of one year (rather than 90 days) from the date of termination (or, if earlier, the expiration of the original option term). The amounts described above include the components described in the table below.

Name	Value of Unvested Grubhub Options	Value of Unvested Grubhub RSUs	Total Equity ($)
Matthew Maloney	$1,570,701	$4,569,348	$6,140,049
Adam DeWitt	—	$5,183,474	$5,183,474
Samuel Hall	—	$2,323,418	$2,323,418
Margo Drucker	—	$1,579,128	$1,579,128
Maria Belousova(4)	—	—	—
(3)
Amounts shown assume the cost of continued benefits for an 18-month period for Mr. Maloney and 12-month period for the other named executive officers. The amounts in this column are considered to be “double-trigger” which means that both a change in control, such as the Transaction, and a qualifying termination of employment must occur, prior to any benefit being provided to the named executive officer.

(4)	Ms. Belousova ceased serving as Grubhub’s chief technology officer on 1 May 2020. Ms. Belousova will not receive any additional compensation in connection with the Transaction.
Dividends and Share Repurchases
In accordance with its strategic plans, Just Eat Takeaway.com has retained earnings for growth and development of the business and therefore no dividends have been paid and no share repurchases have occurred since the initial public offering of Just Eat Takeaway.com in September 2016 and Just Eat Takeaway.com does not anticipate paying ordinary dividends in the foreseeable future. Furthermore, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, Just Eat Takeaway.com may not establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, and Just Eat Takeaway.com may not repurchase Just Eat Takeaway.com Shares, in each case until the first effective time.
Grubhub’s historical dividend payments have been zero to date (excluding the preferred stock tax distributions made by Seamless Holdings Corporation prior to 2015) and Grubhub does not expect to pay any dividends in the foreseeable future. Furthermore, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, Grubhub may not establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, in each case until the first effective time. On 22 January 2016, the Grubhub Board approved a program that authorizes the repurchase of up to $100 million of Grubhub Shares exclusive of any fees, commissions or other expenses relating to such repurchases through open market purchases or privately negotiated transactions at the prevailing market price at the time of purchase. The repurchase program was announced on 25 January 2016 (the “Grubhub Repurchase Program”). Repurchased stock may be retired or held as treasury shares. The repurchase authorizations do not obligate Grubhub to acquire any particular amount of Grubhub Shares or adopt any particular method of repurchase and may be modified, suspended or terminated at any time at management’s discretion. However, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, Grubhub may not repurchase Grubhub Shares until the first effective time. Grubhub did not repurchase any Grubhub Shares during the three or six months ended 30 June 2020 pursuant to the Grubhub Repurchase Program, and does not expect to repurchase any Grubhub Shares in connection with the Grubhub Repurchase Program prior to the consummation of the Transaction or earlier termination of the Merger Agreement.
Listing of New Just Eat Takeaway.com Shares, Listing of New Just Eat Takeaway.com ADSs and Delisting and Deregistration of Grubhub Shares
Under the terms of the Merger Agreement, Just Eat Takeaway.com is required to cause (1) the New Just Eat Takeaway.com ADSs issuable as the merger consideration to be approved for listing on the NYSE or Nasdaq, subject to official notice of issuance, and (2) the New Just Eat Takeaway.com Shares to be approved for admission to (a) listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (b) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange. Accordingly, applications will be made to the FCA and the London Stock Exchange for the New Just Eat Takeaway.com Shares to be admitted to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities, respectively, and to Euronext Amsterdam for the New Just Eat Takeaway.com Shares to be admitted to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange. In connection with the Transaction, Just Eat Takeaway.com will also apply to list the New Just Eat Takeaway.com ADSs on Nasdaq.
As a result of the registration of the New Just Eat Takeaway.com Shares with the SEC pursuant to the registration statement of which this proxy statement/prospectus forms a part, Just Eat Takeaway.com will become subject to the periodic reporting requirements under the Exchange Act.
If the Transaction is completed, there will no longer be any publicly held Grubhub Shares. Accordingly, the Grubhub Shares will be delisted from the NYSE and will be deregistered under the Exchange Act as soon as practicable following Completion, and Grubhub will no longer be required to file periodic reports with the SEC in respect of Grubhub Shares.
Periodic Reporting under United States Securities Laws
Under the Exchange Act, for so long as Just Eat Takeaway.com continues to qualify as a foreign private issuer, Just Eat Takeaway.com will be required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Just Eat Takeaway.com will also be required to publicly furnish to the SEC current reports on Form 6-K promptly after the occurrence of specified significant events, including material information that it makes or is required to make public pursuant to Dutch law, files or is required to file with any stock exchange on which Just Eat Takeaway.com Shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to Just Eat Takeaway.com Shareholders. As a foreign private issuer listed on Nasdaq, Just Eat Takeaway.com will also be required to submit semi-annual financial statements on Form 6-K to the SEC within six months of the end of the relevant second quarter.
If Just Eat Takeaway.com no longer qualified as a foreign private issuer, Just Eat Takeaway.com would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the financial year covered by the report, with the time period determined based on Just Eat Takeaway.com’s aggregate worldwide market value, the period of time for which it has been subject to SEC reporting requirements and certain other factors. In addition, Just Eat Takeaway.com would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable financial quarter. Just Eat Takeaway.com would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, Just Eat Takeaway.com would be required to simultaneously or promptly make public disclosure of any material non-public information shared with securities market professionals or Just Eat Takeaway.com Shareholders who are reasonably likely to trade on the basis of the information. Further, Just Eat Takeaway.com would be subject to certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, and members of the Just Eat Takeaway.com Supervisory Board, the Just Eat Takeaway.com Management Board and principal shareholders of Just Eat Takeaway.com would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of, and transactions in, Just Eat Takeaway.com securities.
Nasdaq Rules
For so long as the New Just Eat Takeaway.com ADSs will be listed on Nasdaq, Just Eat Takeaway.com will be required to meet certain requirements relating to ongoing communication and disclosure to holders of New Just Eat Takeaway.com ADSs, including a requirement to make any annual report filed with the SEC available to shareholders within a reasonable period of time following filing with the SEC by mailing the report to shareholders or by making the report available on or through Just Eat Takeaway.com’s website and to comply with the “prompt disclosure” policy of Nasdaq. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the corporate governance requirements of the applicable exchange, including, for example, certain board, committee and director independence requirements. Foreign private issuers are, however, required to comply with the audit committee independence requirements imposed by Section 10A-3 of the Exchange Act. Just Eat Takeaway.com will be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under Nasdaq listing standards in its annual report on Form 20-F filed with the SEC or on its website.
Appraisal Rights
Grubhub Stockholders
In accordance with the DGCL, which governs the Transaction, as well as under the Grubhub certificate of incorporation and Grubhub bylaws, no appraisal rights are available to Grubhub Stockholders in connection with the Transaction.
Just Eat Takeaway.com Shareholders
Dutch law only provides appraisal rights in the context of a cross-border merger within the European Economic Area: to the extent that the acquiring company in a cross-border merger is organized under the laws of another member state of the European Economic Area, a shareholder of a Dutch company that will disappear in such merger who has voted against the cross-border merger may file a claim with the Dutch company for compensation instead of receiving shares in the share capital of the acquiring company.
No such rights are available to Just Eat Takeaway.com Shareholders in connection with the Transaction.
Combined Company Headquarters
The headquarters of the combined company following the Transaction will be located in Amsterdam, the Netherlands at Just Eat Takeaway.com’s current headquarters.
Certain Effects of the Mergers
If the Conditions set forth in the Merger Agreement are either satisfied or, to the extent permitted by applicable law, waived (other than those Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at such time), Merger Sub I will be merged with and into Grubhub. As a result of the initial merger, the separate corporate existence of Merger Sub I will cease, and Grubhub will continue as the surviving corporation in the initial merger and will become a wholly owned subsidiary of Just Eat Takeaway.com. Immediately thereafter, the initial surviving company will merge with and into Merger Sub II. As a result of the subsequent merger, the separate corporate existence of the initial surviving company will cease, and Merger Sub II will continue as the surviving company in the subsequent merger and will become a wholly owned subsidiary of Just Eat Takeaway.com.
At the first effective time, (1) each issued and outstanding share of capital stock of Merger Sub I will be converted into and become one validly issued, fully paid and non-assessable share of Grubhub, (2) each Grubhub Share held in treasury or owned by Just Eat Takeaway.com or any of its subsidiaries (including Merger Sub I and Merger Sub II) will be cancelled, retired and cease to exist, and no merger consideration will be delivered in exchange therefor and (3) each issued and outstanding Grubhub Share will cease to be outstanding, be cancelled and cease to exist and will automatically be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company (the “initial surviving company stock”), and each such share of initial surviving company stock will immediately thereafter be automatically exchanged for the right to receive (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares, plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs (see “The Merger Agreement—Fractional ADSs” beginning on page 145 of this proxy statement/prospectus), plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement. Each New Just Eat Takeaway.com ADS will represent one Just Eat Takeaway.com Share. At the second effective time, each share of initial surviving company stock issued and outstanding immediately prior to the second effective time will be cancelled and shall cease to exist and no consideration will be paid or payable in respect thereof.
Upon Just Eat Takeaway.com’s reasonable determination Just Eat Takeaway.com may, or upon Grubhub’s reasonable request to the extent reasonably practicable Just Eat Takeaway.com will, permit (but not obligate)

Grubhub Stockholders to elect to receive a number of Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) equal to the exchange ratio for each outstanding Grubhub Share in lieu of New Just Eat Takeaway.com ADSs issuable as the merger consideration.
No fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs. Following Completion, Grubhub Shares will no longer be publicly traded, and Grubhub Stockholders will cease to have any ownership interest in Grubhub.
In connection with the Transaction, each option that represents the right to acquire Grubhub Shares (each, a “Grubhub option”) that is outstanding immediately prior to the first effective time, whether or not then vested or exercisable, will, at the first effective time, be converted into an option to acquire Just Eat Takeaway.com ADSs (each, an “assumed option”). The number of Just Eat Takeaway.com ADSs underlying each assumed option will equal the product of (i) the number of Grubhub Shares subject to such Grubhub option as of immediately prior to the first effective time and (ii) the exchange ratio, rounded down to the nearest number of whole Just Eat Takeaway.com ADSs. The exercise price per share of each assumed option will be equal to (x) the exercise price per share of the corresponding Grubhub option divided by (y) the exchange ratio, rounded up to the nearest whole cent. Each assumed option will otherwise be subject to the other terms and conditions that applied to the corresponding Grubhub option immediately prior to the first effective time.
In addition, each restricted stock unit award with respect to Grubhub Shares (each, a “Grubhub RSU”) that is outstanding immediately prior to the first effective time will, at the first effective time, be converted into a restricted stock unit with respect to a number of Just Eat Takeaway.com ADSs (each, an “assumed RSU”) equal to the product of (i) the number of Grubhub Shares subject to such Grubhub RSU immediately prior to the first effective time and (ii) the exchange ratio, rounded to the nearest number of whole Just Eat Takeaway.com ADSs. Each assumed RSU will otherwise be subject to such other terms and conditions that applied to the corresponding Grubhub RSU immediately prior to the first effective time.
Grubhub Shares are currently registered under the Exchange Act and are listed on the NYSE under the symbol “GRUB.” If the Transaction is completed, there will no longer be any publicly held Grubhub Shares. Accordingly, the Grubhub Shares will no longer be listed on the NYSE. In addition, registration of Grubhub Shares under the Exchange Act will be terminated and Grubhub will no longer file periodic reports with the SEC with respect to Grubhub Shares. Termination of registration of Grubhub Shares under the Exchange Act will reduce the information required to be furnished by Grubhub to Grubhub Stockholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) of the Exchange Act, no longer applicable to Grubhub. Following Completion, Just Eat Takeaway.com will become subject to the Exchange Act and the New Just Eat Takeaway.com ADSs issued to Grubhub Stockholders as the merger consideration will be listed on Nasdaq under the trading symbol “  .” See “—Listing of New Just Eat Takeaway.com Shares, Listing of New Just Eat Takeaway.com ADSs and Delisting and Deregistration of Grubhub Shares” beginning on page 26 of this proxy statement/prospectus.
The Grubhub Board recommends that Grubhub
Stockholders vote “FOR” the Merger Agreement proposal.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE
JUST EAT TAKEAWAY.COM GROUP
The following table presents selected historical consolidated financial data for the Just Eat Takeaway.com Group, prepared in accordance with IFRS and presented in euro, as of and for the six-month periods ended 30 June 2020 and 2019 and as of and for the years ended 31 December 2019, 2018, 2017 and 2016. The balance sheet data as of 31 December 2019 and 2018 and the income statement data for the years ended 31 December 2019 and 2018 have been derived from the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-17 of this proxy statement/prospectus. The balance sheet data of 31 December 2017 and 2016 and the income statement data for the years ended 31 December 2017 and 2016 are derived from the Just Eat Takeaway.com Group’s consolidated financial statements as of and for the years ended 31 December 2017 and 2016, which are not included or incorporated by reference in this proxy statement/prospectus. The balance sheet data as of 30 June 2020 and the income statement data for the six-month periods ended 30 June 2020 and 2019 have been derived from the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements beginning on page F-2 of this proxy statement/prospectus. The balance sheet data as of 30 June 2019 is derived from the Just Eat Takeaway.com Group’s unaudited accounting records as of 30 June 2019, which are not included or incorporated by reference in this proxy statement/prospectus. The unaudited selected historical consolidated financial information has been prepared on a basis consistent with the Just Eat Takeaway.com Group’s consolidated financial statements. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information” beginning on page viii of this proxy statement/prospectus.
The information set forth below is only a summary that you should read together with the Just Eat Takeaway.com Group’s consolidated financial statements and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group” beginning on page 193 of this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
	Six months ended 30 June(1)		Year ended 31 December(1)
in millions of euro. (except per share amounts)	2020(2)	2019	2019(3)(4)	2018(5)	2017	2016
Statement of profit or loss data:
Revenue	675	179	416	232	163	112
Operating loss	(14)	(20)	(76)	(34)	(37)	(25)
Loss for the period	(61)	(37)	(121)	(7)	(42)	(31)

Per ordinary share data:
Loss attributable to owners of Just Eat Takeaway.com (basic and diluted)	(61)	(37)	(121)	(7)	(42)	(31)
Weighted average number of ordinary shares outstanding (basic and diluted)	132	54	58	43	43	37
Basic loss per share	(0.46)	(0.68)	(2.08)	(0.17)	(0.97)	(0.84)
Diluted loss per share	(0.46)	(0.68)	(2.08)	(0.17)	(0.97)	(0.84)

Statement of financial position data (at period end):
Total assets	10,370	1,669	1,661	413	198	237
Total non-current borrowings (including lease liabilities)	543	254	239	—	—	—
Ordinary share capital and premium (excluding non-current borrowings)(6)	8,798	1,322	1,323	252	251	251
Net assets	8,622	1,209	1,134	143	150	188
(1)	All of the information above is in respect of continuing operations.
(2)
On 31 January 2020, the Just Eat Takeaway.com Group’s acquisition of the issued share capital of Just Eat was declared wholly unconditional. The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020, which is the date the CMA’s initial enforcement order was lifted.

(3)
The Just Eat Takeaway.com Group adopted IFRS 16 Leases (as issued by the IASB in January 2016) effective as of 1 January 2019. IFRS 16 replaces IAS 17 Leases and IFRIC 4. IFRS 16 introduces significant changes to lessee accounting by removing the distinction between operating and finance lease and requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, except for short-term leases and leases of low-value assets when such recognition exemptions are adopted. The Just Eat Takeaway.com Group has adopted IFRS 16 using the modified retrospective method, under which the cumulative effect of initial application is recognized in accumulated deficits as at 1 January 2019. Accordingly, the comparatives have not been restated and continue to be presented based on IAS 17 and related interpretations. See Note 2 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-21 of this proxy statement/prospectus for further information.

(4)
On 1 April 2019, the Just Eat Takeaway.com Group’s acquisition of the German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany, was completed.

(5)
On 26 September 2018, the Just Eat Takeaway.com Group acquired 100% of the shares in 10bis.co.il Ltd via the acquisition of Biscuit Holdings Ltd., which owns 80% of the shares in 10bis.co.il Ltd and via the acquisition of 20% of the shares from the former owner.

(6)	Just Eat Takeaway.com did not have any redeemable preferred stock outstanding as of the dates presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE GRUBHUB GROUP
The following table presents selected historical consolidated financial data for the Grubhub Group, prepared in accordance with GAAP and presented in U.S. dollars, as of and for the six-month periods ended 30 June 2020 and 2019 and as of and for the years 31 December 2019, 2018, 2017 and 2016. The balance sheet data as of 31 December 2019 and 2018 and the income statement data for the years ended 31 December 2019, 2018 and 2017 have been derived from the Grubhub Group’s consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. The balance sheet data as of 31 December 2017 and 2016 and the income statement data for the year ended 31 December 2016 have been derived from the Grubhub Group’s audited consolidated financial statements as of and for such periods, which are not incorporated by reference into this proxy statement/prospectus. The balance sheet data as of 30 June 2020 and the income statement data for the six-month periods ended 30 June 2020 and 2019 have been derived from the Grubhub Group’s unaudited condensed consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. The balance sheet data as of 30 June 2019 is derived from the Grubhub Group’s unaudited condensed consolidated financial statements as of the six-month period ended 30 June 2019, which are not included or incorporated by reference in this proxy statement/prospectus. For more information, see the section entitled “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information” beginning on page viii of this proxy statement/prospectus.
The information set forth below is only a summary that you should read together with the Grubhub Group’s consolidated financial statements and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Grubhub’s Annual Report on Form 10-K for the fiscal year ended 31 December 2019 and in Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2020, that Grubhub previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
	Six months ended 30 June(1)		Year ended 31 December(1)
in millions of USD (except per share amounts)	2020	2019	2019(2)	2018(3)(4)	2017(5)	2016
Statements of operations data:
Revenues	822	649	1,312	1,007	683	493
Income (loss) from operations	(97)	15	(6)	85	90	84
Net income (loss) per attributable to common stockholders	(79)	8	(19)	79	99	50

Per common share data:
Net income (loss) attributable to common stockholders	(79)	8	(19)	79	99	50
Weighted-average common shares outstanding (basic)	92	91	91	90	86	85
Basic income (loss) per share	(0.86)	0.09	(0.20)	0.88	1.15	0.58
Weighted-average common shares outstanding (diluted)	92	93	91	92	88	86
Diluted income (loss) per share(6)	(0.86)	0.09	(0.20)	0.85	1.12	0.58

Balance sheet data (at period end):
Cash, cash equivalents and short-term investments	485	359	425	225	258	324
Total assets	2,480	2,343	2,375	2,066	1,544	1,198
Long-term debt	494	493	500	342	174	—
Capital stock (excluding long term debt)(7)	1,205	1,126	1,164	1,095	849	806
Net assets	1,455	1,482	1,494	1,442	1,118	972
Working capital(8)	241	313	317	141	186	286
(1)	All of the information above is in respect of continuing operations.
(2)
The Grubhub Group adopted ASC Topic 842 using the modified retrospective transition method applied to all existing leases beginning 1 January 2019. Periods prior to adoption were not adjusted and continue to be reported in accordance with historic accounting guidance under ASC Topic 840. The adoption of ASC Topic 842 resulted in the recognition on the consolidated balance sheets as of 1 January 2019 of right-of-use assets of $81.2 million and lease liabilities for operating leases of $97.7 million, but did not result in a cumulative-effect adjustment on retained earnings. The operating lease right-of-use asset includes the impact upon adoption of ASC Topic 842 of the derecognition of lease incentives, deferred rent, below-market lease intangibles, cease-use liabilities and prepaid rent balances recognized in prepaid expenses and other current assets and current and noncurrent other accruals on the consolidated balance sheets as of 31 December 2018. The adoption of ASC Topic 842 did not have a material impact to the Grubhub Group’s consolidated results of operations or cash flows.
(3)
On 7 November 2018, the Grubhub Group acquired all of the issued and outstanding shares of Tapingo Ltd. (“Tapingo”), a leading platform for campus food ordering with direct integration into college meal plans and point of sale systems. On 13 September 2018, the Grubhub Group acquired SCVNGR, Inc. d/b/a LevelUp (“LevelUp”), a leading provider of mobile diner engagement and payment solutions for national and regional restaurant brands.

(4)
The Grubhub Group adopted ASC Topic 606 in the first quarter of 2018. The Grubhub Group applied the modified retrospective approach to contracts which were not completed as of 1 January 2018. The adoption of ASC Topic 606 did not have and is not expected to have a material impact on the Grubhub Group’s consolidated financial position, results of operations or cash flows or its business processes, systems and controls. See Note 2 to the Grubhub Group’s 2018 consolidated financial statements for further information.

(5)
On 10 October 2017, the Grubhub Group acquired all of the issued and outstanding equity interests of Eat24, LLC (“Eat24”), a wholly-owned subsidiary of Yelp Inc. and provider of online and mobile food-ordering services for restaurants across the United States. On 23 August 2017, the Grubhub Group acquired substantially all of the assets and certain expressly specified liabilities of A&D Network Solutions, Inc. and Dashed, Inc. (collectively, “Foodler”), a food-ordering company headquartered in Boston.

(6)	The computation of diluted EPS did not assume the conversion of the restricted stock options and stock options because their inclusion would have been antidilutive for all periods presented.
(7)	Grubhub did not have any redeemable preferred stock outstanding as of the dates presented.
(8)	Working capital is calculated as current assets less current liabilities.

SELECTED JUST EAT TAKEAWAY.COM GROUP UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following selected unaudited pro forma condensed combined balance sheet data gives effect to the Transaction as if it had occurred on 30 June 2020, while the selected unaudited pro forma condensed combined income statement data for the six months ended 30 June 2020 and the year ended 31 December 2019 is presented as if the Transaction and the Just Eat Acquisition had been completed on 1 January 2019. There is no adjustment to the selected unaudited pro forma condensed combined balance sheet data related to the Just Eat Acquisition as the Just Eat Group has been consolidated by the Just Eat Takeaway.com Group as of 15 April 2020 and therefore is already reflected in the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements as of 30 June 2020.
The following selected unaudited pro forma condensed combined consolidated financial information (the “Selected Pro Forma Financial Information”) has been prepared for illustrative purposes only. The Selected Pro Forma Financial Information is not necessarily indicative of the Enlarged Group’s financial position or results of operations that would have been realized had the Transaction and the Just Eat Acquisition occurred as of the dates indicated, nor are they meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after Completion. The actual financial position and results of operations will differ, perhaps significantly, from the Selected Pro Forma Financial Information due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Selected Pro Forma Financial Information. The Selected Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the Transaction or the Just Eat Acquisition. The Selected Pro Forma Financial Information should be read in conjunction with the section entitled “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 245 of this proxy statement/prospectus.
in millions of euro (except per share amounts)	Unaudited pro forma Enlarged Group
Balance Sheet Data – As of 30 June 2020
Total assets	€18,577
Total non-current borrowings (including lease liabilities)	1,078
Ordinary share capital and premium (excluding non-current borrowings)	15,230
Net assets	14,988

Statement of profit or loss data – Six Months Ended 30 June 2020
Revenue	€1,781
Operating loss	(116)
Loss for the period	(186)
Loss attributable to ordinary shareholders	(185)
Weighted average number of ordinary shares (basic and diluted)	208
Basic loss per share	(0.89)
Diluted loss per share	(0.89)

Statement of profit or loss data – Twelve Months Ended 31 December 2019
Revenue	€2,727
Operating loss	(532)
Loss for the period	(720)
Loss attributable to ordinary shareholders	(721)
Weighted average number of ordinary shares (basic and diluted)	203
Basic loss per share	(3.56)
Diluted loss per share	(3.56)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
The following tables set forth selected historical and unaudited pro forma combined per share information for Just Eat Takeaway.com and Grubhub.
Historical per Share Data for the Just Eat Takeaway.com Shares and the Grubhub Shares
The historical per share data for the Just Eat Takeaway.com Shares and the Grubhub Shares below is derived from the Just Eat Takeaway.com Group’s consolidated financial statements and the Grubhub Group’s consolidated financial statements.
Unaudited Pro Forma Combined per Share Data for Just Eat Takeaway.com Shares
The unaudited pro forma combined per share data for the Just Eat Takeaway.com Shares is extracted from the Pro Forma Financial Information beginning on page 245 of this proxy statement/prospectus. The Pro Forma Financial Information of the Just Eat Takeaway.com Group is based on, and should be read in conjunction with, the historical consolidated financial statements and accompanying notes of each of the Just Eat Takeaway.com Group, the Just Eat Group and the Grubhub Group for the applicable periods, which are included elsewhere in or incorporated by reference into this proxy statement/prospectus. See “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” beginning on pages 245 and 310, respectively, of this proxy statement/prospectus.
The unaudited pro forma combined per share information for the year ended 31 December 2019 gives effect to the Transaction and the Just Eat Acquisition as if each had occurred on 1 January 2019. The Just Eat Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”) with Just Eat Takeaway.com treated as the accounting acquirer for the Just Eat Acquisition. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”) and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. The purchase price calculation and purchase price allocation presented for the Just Eat Acquisition is based on the provisional purchase price allocation determined as of the commencement of consolidation of the Just Eat Group’s businesses upon lifting of the CMA restrictions on 15 April 2020. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared a provisional valuation to arrive at the required estimates of fair value for all of the Just Eat Group assets acquired and liabilities assumed. As soon as reasonably practicable but not more than one year from the acquisition date of the Just Eat Acquisition, Just Eat Takeaway.com will complete the valuation of all assets and liabilities assumed, at which point the fair values will be determined and may vary materially from the provisional estimates.
In addition, Just Eat Takeaway.com will also be treated as the accounting acquirer in the Transaction, and accordingly, the Grubhub Group assets acquired and liabilities assumed are adjusted based on the provisional purchase price allocation made solely for the purpose of preparing the unaudited pro forma condensed combined financial information that Just Eat Takeaway.com believes are reasonable. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared provisional estimates of fair value for all of the Grubhub Group’s assets to be acquired and liabilities to be assumed. Following Completion, Just Eat Takeaway.com will conduct a detailed valuation of all assets and liabilities of the Grubhub Group as of the date of Completion, at which point the actual fair values will be determined and may vary materially from these provisional estimates. In identifying Just Eat Takeaway.com as the accounting acquirer, Just Eat Takeaway.com and Grubhub took into account (i) the background of the Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the Enlarged Group, (iv) the intended corporate governance structure of the Enlarged Group, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.
The unaudited pro forma combined per share data is provided for informational purposes only and is based upon the best information available to Just Eat Takeaway.com and certain assumptions that Just Eat Takeaway.com believes to be reasonable.
The unaudited pro forma combined per share data is not necessarily indicative of the Enlarged Group’s financial position or results of operations that would have been realized had the Transaction and the Just Eat

Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after Completion. The actual financial position and results of operations will differ, perhaps significantly, from the unaudited pro forma combined per share data due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the unaudited pro forma combined per share data. The unaudited pro forma combined per share data does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the Transaction or the Just Eat Acquisition.
Unaudited Pro Forma Combined per Grubhub Equivalent Share Data
The unaudited pro forma combined per Grubhub equivalent share data set forth below shows the effect of the Transaction from the perspective of an owner of the Grubhub Shares that is entitled to receive the merger consideration. The information was calculated by multiplying the unaudited pro forma combined per share data for the Just Eat Takeaway.com Shares by the merger consideration exchange ratio of 0.6710 of a New Just Eat Takeaway.com Share, represented by 0.6710 of a New Just Eat Takeaway.com ADS, per Grubhub Share.
Generally
You should read the below information in conjunction with (i) the selected historical consolidated financial information of the Just Eat Takeaway.com Group, (ii) the Just Eat Takeaway.com Group’s consolidated financial statements, (iii) the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements, (iv) the selected historical consolidated financial information of the Grubhub Group, (v) the Grubhub Group’s consolidated financial statements and (vi) the Grubhub Group’s unaudited condensed consolidated financial statements, included in and incorporated by reference into, respectively, this proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of the Just Eat Takeaway.com Group,” the Just Eat Takeaway.com Group’s consolidated financial statements, the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements, “Selected Historical Consolidated Financial Data of the Grubhub Group” and “Where You Can Find More Information” beginning on pages 127, F-17, F-2, 129 and 310, respectively, of this proxy statement/prospectus.
(In millions, except per share data)	As of/For the Year Ended 31 December 2019	As of/For the Six Months Ended 30 June 2020
Just Eat Takeaway.com Historical per Share Data:
Basic loss per share (euro)	(2.08)	(0.46)
Diluted loss per share (euro)	(2.08)	(0.46)
Cash dividends declared (euro)	—	—
Net book value (euro)	19.56	65.31
(In millions, except per share data)	As of/For the Year Ended 31 December 2019	As of/For the Six Months Ended 30 June 2020
Grubhub Historical per Share Data:
Net loss per share-basic (U.S. dollars)	(0.20)	(0.86)
Net loss per share-diluted (U.S. dollars)	(0.20)	(0.86)
Cash dividends declared (U.S. dollars)	—	—
Net book value (U.S. dollars)	16.37	15.82

(In millions, except per share data)	As of/For the Year Ended 31 December 2019	As of/For the Six Months Ended 30 June 2020
Unaudited Pro Forma Combined per Just Eat Takeaway.com Share Data:
Basic loss per share (euro)	(3.56)	(0.89)
Diluted loss per share (euro)	(3.56)	(0.89)
Cash dividends declared (euro)	—	—
Net book value (euro)	N/A	72.15
	As of/For the Year Ended 31 December 2019	As of/For the Six- Months Ended 30 June 2020
Unaudited Pro Forma Combined per Grubhub Equivalent Share Data:
Net loss per share-basic (U.S. dollars)	(2.39)	(0.60)
Net loss per share-diluted (U.S. dollars)	(2.39)	(0.60)
Cash dividends declared (U.S. dollars)	—	—
Net book value (U.S. dollars)	N/A	48.41

COMPARATIVE PER SHARE MARKET PRICE
Market Prices
Just Eat Takeaway.com Shares are listed on Euronext Amsterdam under the trading symbol “TKWY” and admitted to trading on the London Stock Exchange’s main market for listed securities under the trading symbol “JET”. Grubhub Shares are currently listed on the NYSE under the trading symbol “GRUB.”
The following table sets forth the closing price per share of a Just Eat Takeaway.com Share and a Grubhub Share on Euronext Amsterdam and the NYSE, respectively, as of 9 June 2020, the last trading day of Just Eat Takeaway.com Shares before the public announcement of the Merger Agreement. The table also shows the implied value of the merger consideration proposed for each Grubhub Share as of the same date. This implied value was calculated by multiplying the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam on the relevant date and the Euro-Dollar exchange rate on such date by the exchange ratio of 0.6710.
	Just Eat Takeaway.com Shares	Grubhub Shares	Implied Per Share Value of Merger Consideration
9 June 2020	€98.60	$57.92	$75.15
The market prices of Just Eat Takeaway.com Shares and Grubhub Shares and the Euro-Dollar exchange rate have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Grubhub Stockholder Meeting and Completion, and the market price of Just Eat Takeaway.com Shares and the Euro-Dollar exchange rate will continue to fluctuate after Completion. No assurance can be given concerning the market prices of Just Eat Takeaway.com Shares and Grubhub Shares and the Euro-Dollar exchange rate before Completion or Just Eat Takeaway.com Shares and the Euro-Dollar exchange rate after Completion. The exchange ratio is fixed in the Merger Agreement, but the market price of the New Just Eat Takeaway.com ADSs (and therefore the value of the merger consideration) when received by Grubhub Stockholders upon Completion could be greater than, less than or the same as shown in the table above. Accordingly, Grubhub Stockholders are advised to obtain current market quotations for Just Eat Takeaway.com Shares and Grubhub Shares when considering whether to vote for adoption of the Merger Agreement.

THE COMPANIES
Just Eat Takeaway.com N.V.
Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) is the parent company of the Just Eat Takeaway.com Group, a leading global online food delivery marketplace based on GMV. With over 207,000 restaurants listed on its platforms as of 30 June 2020, the Just Eat Takeaway.com Group offers consumers the convenience of a large selection of local takeaway restaurants at their fingertips, user-friendly interfaces that allow the selection of a meal in a few clicks and multiple options for online payment. While the Just Eat Takeaway.com Group mainly collaborates with delivery restaurants, it also provides proprietary restaurant delivery services for restaurants that do not deliver themselves. The Just Eat Takeaway.com Group’s network benefits both restaurants and consumers, driving the Just Eat Takeaway.com Group’s continued growth. For restaurants, partnering with the Just Eat Takeaway.com Group offers the potential for additional orders at a minimal incremental cost, while enjoying the benefits of its significant marketing power and brand strength.
Just Eat Takeaway.com’s mission has consistently been focused on becoming the best food delivery company on the planet. Since its founding in 2000, Just Eat Takeaway.com has chosen only to enter into markets in which it believes it can become a leader and be profitable. Just Eat Takeaway.com’s positive adjusted EBITDA in the Netherlands segment helped secure a leadership position in Germany and other Continental European countries. The growth of the Takeaway.com businesses eventually allowed it to merge with Just Eat in 2020, another European food delivery business with strong performance (the “Just Eat Acquisition”). As a result, the Just Eat Takeaway.com Group has leading positions based on GMV in three of the world’s largest profit pools for online food delivery: the UK, Germany and the Netherlands.
Just Eat Takeaway.com was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands on 30 December 2005. Just Eat Takeaway.com was converted to a public limited liability company (naamloze vennootschap) on 3 October 2016. The seat of Just Eat Takeaway.com is in Amsterdam, the Netherlands, its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, its telephone number is +31 (0)20 210 7000, and its website is justeattakeaway.com. Just Eat Takeaway.com is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 08142836 and its legal entity identifier is 724500FVZIBSSQ7SHI95. The web address of Just Eat Takeaway.com has been included as an inactive textual reference only. Just Eat Takeaway.com’s website and the information contained therein or connected thereto are not intended to be incorporated by reference into this proxy statement/prospectus.
Checkers Merger Sub I, Inc.
Checkers Merger Sub I, Inc. (“Merger Sub I”) is a Delaware corporation and wholly owned subsidiary of Just Eat Takeaway.com. Merger Sub I was incorporated on 9 June 2020, solely for the purpose of effecting the Transaction. It has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Merger Sub I’s principal executive offices, as well as its registered office in the State of Delaware, are located at 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle, State of Delaware, United States.
Checkers Merger Sub II, Inc.
Checkers Merger Sub II, Inc. (“Merger Sub II”) is a Delaware corporation and wholly owned subsidiary of Just Eat Takeaway.com. Merger Sub II was incorporated on 9 June 2020, solely for the purpose of effecting the Transaction. It has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Merger Sub II’s principal executive offices, as well as its registered office in the State of Delaware, are located at 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle, State of Delaware, United States.
Grubhub Inc.
Grubhub Inc. (“Grubhub”) is the parent company of the Grubhub Group, a leading online and mobile platform for restaurant pick-up and delivery orders, which Grubhub refers to collectively as takeout. Grubhub connects more than 300,000 restaurants with hungry diners in thousands of cities across the United States and is focused on transforming the takeout experience. For restaurants, Grubhub generates higher margin takeout orders at full menu prices. The Grubhub platform empowers diners with a “direct line” into the kitchen, avoiding the inefficiencies, inaccuracies and frustrations associated with paper menus and phone orders. The Grubhub Group has a powerful takeout marketplace that creates additional value for both restaurants and diners as it grows.
Grubhub was incorporated in the state of Delaware on 20 May 2013, and its common stock is listed on the NYSE under the trading symbol “GRUB.” Grubhub’s principal executive offices are located at 111 W. Washington Street, Suite 2100, Chicago, Illinois, and its telephone number is (877) 585-7878. Grubhub’s website is www.grubhub.com. The web address of Grubhub has been included as an inactive textual reference only. Grubhub’s website and the information contained therein or connected thereto are not intended to be incorporated by reference into this proxy statement/prospectus.

SPECIAL MEETING
General
This proxy statement/prospectus is being provided to Grubhub Stockholders as part of a solicitation of proxies by the Grubhub Board for use at the Grubhub Stockholder Meeting and at any adjournments or postponements thereof. This proxy statement/prospectus provides Grubhub Stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Grubhub Stockholder Meeting or any adjournment or postponement thereof and should be read carefully in its entirety.
Date, Time and Place of the Special Meeting
Due to health and safety concerns resulting from the COVID-19 pandemic, the Grubhub Stockholder Meeting will be held exclusively in a virtual format on     2021 at     a.m. (Central Time). Grubhub has adopted a virtual format for the Grubhub Stockholder Meeting to make participation accessible for Grubhub Stockholders from any geographic location with Internet connectivity. Grubhub Stockholders who attend the Grubhub Stockholder Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the Grubhub Stockholder Meeting only if you were a Grubhub Stockholder of record as of the close of business on     2021, the record date for the Grubhub Stockholder Meeting, or hold a valid proxy of such a Grubhub Stockholder for the Grubhub Stockholder Meeting. To be admitted to the stockholders’ portion of the Grubhub Stockholder Meeting at     , you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the Grubhub Stockholder Meeting in person.
Purposes of the Special Meeting
The Grubhub Stockholder Meeting is being held to consider and vote upon the following proposals:
•	Grubhub Proposal I—the Merger Agreement proposal: to adopt the Merger Agreement, a copy of which is attached as Annexes A-1 and A-2 to this proxy statement/prospectus;
•
Grubhub Proposal II—the non-binding compensation proposal: to approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to named executive officers of Grubhub in connection with the transactions contemplated by the Merger Agreement, the value of which is disclosed in the table in the section entitled “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” beginning on page 118 of this proxy statement/prospectus; and

•
Grubhub Proposal III—the adjournment proposal: to adjourn the Grubhub Stockholder Meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Grubhub Stockholder Meeting to approve the Merger Agreement proposal.

Recommendation of the Grubhub Board
The Grubhub Board recommends that Grubhub Stockholders vote:
•	Grubhub Proposal I: “FOR” the Merger Agreement proposal;
•	Grubhub Proposal II: “FOR” the non-binding compensation proposal; and
•	Grubhub Proposal III: “FOR” the adjournment proposal.
This proxy statement/prospectus contains important information regarding these proposals and factors that Grubhub Stockholders should consider when deciding how to cast their votes. Grubhub Stockholders are encouraged to read carefully and in its entirety this proxy statement/prospectus, including the annexes to this proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus.
The Grubhub Board has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transaction, and recommends that the Grubhub Stockholders vote “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

Record Date
The record date for the Grubhub Stockholder Meeting is     2021. You are entitled to vote at the Grubhub Stockholder Meeting only if you were a Grubhub Stockholder at the close of business on the Grubhub record date, or if you hold a valid proxy for the Grubhub Stockholder Meeting. On each matter to be voted on at the Grubhub Stockholder Meeting, you are entitled to one vote for each Grubhub Share held as of the Grubhub record date.
Outstanding Shares as of the Record Date
As of the close of business on the Grubhub record date, there were     Grubhub Shares outstanding, held by     holders of record.
A complete list of Grubhub Stockholders of record entitled to vote at the Grubhub Stockholder Meeting will be available for inspection at the principal place of business of Grubhub at 111 W. Washington Street, Suite 2100, Chicago, Illinois 60602 during regular business hours for a period of no less than 10 days before the Grubhub Stockholder Meeting. If Grubhub’s headquarters are closed for health and safety reasons related to COVID-19 during such period, the list of Grubhub Stockholders will be made available for inspection upon request via e-mail to     , subject to Grubhub’s satisfactory verification of stockholder status. The list of Grubhub Stockholders will also be made available online during the Grubhub Stockholder Meeting at the Grubhub meeting website.
Attendance at the Special Meeting
You are entitled to participate in the Grubhub Stockholder Meeting only if you were a Grubhub Stockholder as of the Grubhub record date or you hold a valid proxy for the Grubhub Stockholder Meeting. To attend online and participate in the Grubhub Stockholder Meeting, you will need to use the 16-digit control number found on your proxy card or voting instruction form to log into     . You cannot attend the Grubhub Stockholder Meeting physically.
The Grubhub Stockholder Meeting will begin on     2021 at     a.m. (Central Time). Grubhub encourages you to access the Grubhub Stockholder Meeting shortly prior to the start time to allow time for online check-in. Grubhub has worked to offer the same participation opportunities as would be provided at an in-person meeting while further enhancing the online experience available to all Grubhub Stockholders regardless of their location. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies. If you experience technical difficulties during the Grubhub Stockholder Meeting, you should call the technical support phone number provided when you log in to the Grubhub Stockholder Meeting.
Quorum
A quorum must be present at the Grubhub Stockholder Meeting for any business to be conducted at the Grubhub Stockholder Meeting. A majority of the Grubhub Shares outstanding on the Grubhub record date and entitled to vote on each matter considered at the Grubhub Stockholder Meeting, present via the Grubhub meeting website or represented by proxy, will constitute a quorum. An abstention from voting will be deemed present at the Grubhub Stockholder Meeting for the purpose of determining the presence of a quorum. Grubhub Shares held in “street name” through a broker, bank, trustee or other nominee with respect to which the beneficial owner fails to give voting instructions to such broker, bank, trustee or other nominee, and Grubhub Shares with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Grubhub Stockholder Meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the Grubhub Stockholder Meeting may result in an adjournment of the Grubhub Stockholder Meeting and may subject Grubhub to additional costs and expenses.
Vote Required
The votes required for each proposal are as follows:
Grubhub Proposal I—the Merger Agreement proposal. Assuming a quorum is present at the Grubhub Stockholder Meeting, approval of the Merger Agreement proposal requires the affirmative vote of the holders of a majority of the Grubhub Shares outstanding and entitled to vote thereon as of the Grubhub record date.

Grubhub cannot complete the Transaction unless the Merger Agreement proposal is approved at the Grubhub Stockholder Meeting (or at any adjournment or postponement thereof). Because approval of the Merger Agreement proposal requires the affirmative vote of the holders of a majority of the Grubhub Shares outstanding and entitled to vote thereon as of the Grubhub record date, abstention from voting on the Merger Agreement proposal, the failure of a Grubhub Stockholder who holds his, her or its shares in “street name” through a broker, bank, trustee or other nominee to give voting instructions to such broker, bank, trustee or other nominee or any other failure of a Grubhub Stockholder to vote will have the same effect as a vote “AGAINST” the Merger Agreement proposal.
Grubhub Proposal II—the non-binding compensation proposal. Assuming a quorum is present at the Grubhub Stockholder Meeting, approval of the non-binding compensation proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Grubhub Stockholder Meeting by Grubhub Stockholders present via the Grubhub meeting website or represented by proxy and entitled to vote thereon as of the Grubhub record date. For purposes of the non-binding compensation proposal, “votes properly cast” means votes “FOR” or “AGAINST.” As a result, abstention from voting on the non-binding compensation proposal, the failure of a Grubhub Stockholder who holds his, her or its shares in “street name” through a broker, bank, trustee or other nominee to give voting instructions to such broker, bank, trustee or other nominee or any other failure of a Grubhub Stockholder to vote will have no effect on the outcome of the non-binding compensation proposal (assuming a quorum is present at the Grubhub Stockholder Meeting) because these failures to vote are not considered “votes properly cast.”
Grubhub Proposal III—the adjournment proposal. Assuming a quorum is present at the Grubhub Stockholder Meeting, approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Grubhub Stockholder Meeting by Grubhub Stockholders present via the Grubhub meeting website or represented by proxy and entitled to vote thereon as of the Grubhub record date. For purposes of the adjournment proposal, “votes properly cast” means votes “FOR” or “AGAINST.” As a result, abstention from voting on the adjournment proposal, the failure of a Grubhub Stockholder who holds his, her or its shares in “street name” through a broker, bank, trustee or other nominee to give voting instructions to such broker, bank, trustee or other nominee or any other failure of a Grubhub Stockholder to vote will have no effect on the outcome of the adjournment proposal because these failures to vote are not considered “votes properly cast.”
Your vote is very important regardless of the number of Grubhub Shares that you own. The transactions contemplated by the Merger Agreement, including the Transaction, cannot be completed without the approval of the Merger Agreement proposal by the affirmative vote of the holders of a majority of the Grubhub Shares outstanding and entitled to vote thereon as of the Grubhub record date.
Share Ownership and Voting by Grubhub’s Directors and Executive Officers
At the close of business on the Grubhub record date, Grubhub’s directors and executive officers had the right to vote approximately     shares of the then-outstanding Grubhub Shares at the Grubhub Stockholder Meeting, collectively representing approximately    % of the Grubhub Shares outstanding and entitled to vote on that date. Grubhub currently expects that Grubhub’s directors and executive officers will vote their Grubhub Shares “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal, although they have no obligation to do so.
How to Vote
Grubhub Stockholders of record as of the close of business on the Grubhub record date may have their Grubhub Shares voted by submitting a proxy or may vote at the Grubhub Stockholder Meeting by following the instructions provided on the enclosed proxy card. Grubhub recommends that Grubhub Stockholders entitled to vote submit a proxy by 10:59 p.m. (Central Time), on     2021, even if they plan to attend the Grubhub Stockholder Meeting.
Grubhub Stockholders who hold their Grubhub Shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their Grubhub Shares of record as to how to vote such Grubhub Shares with respect to the Merger Agreement proposal, the non-binding compensation proposal and the adjournment proposal. Grubhub Stockholders who hold their Grubhub Shares beneficially and wish to vote at the Grubhub Stockholder Meeting must receive a voting instruction form with a 16-digit control number from their broker, bank, trustee or other nominee.
Grubhub Stockholders of record may submit a proxy in one of three ways or vote at the Grubhub Stockholder Meeting:
•
By Internet: Grubhub Stockholders may submit their proxy over the Internet by following the instructions set forth on the enclosed proxy card. Internet voting is available 24 hours a day and will be accessible until 10:59 p.m. (Central Time), on     2021. Grubhub Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Grubhub Stockholders who submit a proxy via the Internet should NOT send in their proxy card by mail.

•
By Telephone: Grubhub Stockholders may submit their proxy by following the instructions set forth on the enclosed proxy card. Telephone voting is available 24 hours a day and will be accessible until 10:59 p.m. (Central Time), on     2021. Grubhub Stockholders who submit a proxy via telephone should NOT send in their proxy card by mail.

•
By Mail: Grubhub Stockholders may submit their proxy by properly completing, signing, dating and mailing the enclosed proxy card in the postage-paid envelope (if mailed in the United States provided. Grubhub Stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the Grubhub Stockholder Meeting.

•
At the Virtual Special Meeting: All Grubhub Stockholders of record may vote online during the Grubhub Stockholder Meeting. “Street name” holders may vote online during the Grubhub Stockholder Meeting if they receive a voting instruction form with a 16-digit control number and submit a “legal proxy” received from their bank, broker, trustee or other nominee. You may cast your vote electronically during the Grubhub Stockholder Meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank, trustee or other nominee as soon as possible so that you can be provided with a control number.

Grubhub Stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Grubhub Stockholder Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Grubhub Board. The giving of a proxy will not affect your right to vote at the Grubhub Stockholder Meeting should you choose to attend.
All Grubhub Shares that are entitled to vote at the Grubhub Stockholder Meeting and are represented by a properly completed and valid proxy received by the deadlines set forth above and not revoked will be voted at the Grubhub Stockholder Meeting in accordance with the instructions indicated in such proxy. If a Grubhub Stockholder signs a proxy card and returns it without giving instructions for voting on any proposal, the Grubhub Shares represented by that proxy card will be voted “FOR” the Merger Agreement proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.
Your vote is important, regardless of the number of Grubhub Shares you own. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote through the internet or by phone.
Shares Held in “Street Name”
If you hold your Grubhub Shares in “street name” through a broker, bank, trustee or other nominee, you must instruct such broker, bank, trustee or other nominee on how to vote your Grubhub Shares. Your broker, bank, trustee or other nominee holder of record will vote your Grubhub Shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank, trustee or other nominee holder of record with this proxy statement/prospectus. Brokers, banks, trustees and other nominees who hold Grubhub Shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks, trustees and other nominees typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, the Merger Agreement proposal, the non-binding compensation proposal and the adjournment proposal are non-routine. Therefore, brokers, banks, trustees and other nominees do not have discretionary authority to vote on the Merger Agreement proposal, the non-binding compensation proposal or the adjournment proposal.
A broker non-vote with respect to Grubhub Shares occurs when (i) a Grubhub Share held by a broker, bank, trustee or other nominee is present or represented at a meeting of Grubhub Stockholders, (ii) the beneficial owner of such Grubhub Share has not instructed his, her or its broker, bank, trustee or other nominee on how to vote on a particular proposal and (iii) the broker, bank, trustee or other nominee does not have discretionary voting power on such proposal. Brokers, banks, trustees and other nominees do not have discretionary voting authority with respect to the Merger Agreement proposal, the non-binding compensation proposal or the adjournment proposal; therefore, if a beneficial owner of Grubhub Shares held in “street name” does not give voting instructions to the broker, bank, trustee or other nominee, then those Grubhub Shares will not be present via the Grubhub meeting website or represented by proxy at the Grubhub Stockholder Meeting because, as stated above, broker non-votes will not count toward quorum requirements. As a result, there will not be any broker non-votes at the Grubhub Stockholder Meeting.
Your vote is very important, regardless of the number of Grubhub Shares you own. If your Grubhub Shares are held in the name of a broker, bank, trustee or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.
Revocation of Proxies
If you are a Grubhub Stockholder of record, you may change your vote or revoke your proxy at any time prior to the final vote at the Grubhub Stockholder Meeting by:
•	granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method);
•	providing written notice of revocation to Grubhub’s Secretary at Grubhub Inc., 111 W. Washington Street, Suite 2100, Chicago, Illinois 60602, prior to or at the Grubhub Stockholder Meeting; or
•	attending the virtual Grubhub Stockholder Meeting and voting.
Your most recent vote submitted by proxy card, Internet or telephone, or your vote during the Grubhub Stockholder Meeting, is the one that is counted. Your attendance at the Grubhub Stockholder Meeting by itself will not automatically change your vote or revoke your proxy.
For Grubhub Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or other nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee or other nominee giving you the right to vote your Grubhub Shares, by attending the Grubhub Stockholder Meeting and voting.
Inspector of Election
The Grubhub Board has appointed a representative of      to act as the inspector of election at the Grubhub Stockholder Meeting.     has been engaged as Grubhub’s independent agent to tabulate Grubhub Stockholder votes. If you are a Grubhub Stockholder of record, your executed proxy card is returned directly to      for tabulation. As noted above, if you hold your Grubhub Shares through a broker, your broker will return one proxy card to      on behalf of all its clients.
Solicitation of Proxies
The Grubhub Board is soliciting proxies with respect to the Merger Agreement proposal, the non-binding compensation proposal and the adjournment proposal. Grubhub will bear the costs and expenses of the solicitation of proxies, including the cost of preparing, assembling, printing, mailing and distributing these proxy materials to Grubhub Stockholders. In addition to sending and making available these proxy materials, some of Grubhub’s directors, officers and employees may solicit proxies by contacting Grubhub Stockholders in person, by mail, by e-mail, by telephone, at the Grubhub Stockholder Meeting via the Grubhub meeting website or by other means of communication. Grubhub Stockholders may also be solicited by press releases issued by Grubhub and/or Just Eat Takeaway.com, postings on Grubhub’s or Just Eat Takeaway.com’s websites and advertisements in periodicals. None of Grubhub’s directors, officers or employees will be paid any additional compensation for soliciting proxies. Grubhub has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee expected not to exceed $30,000, plus reasonable out-of-pocket expenses. Grubhub and Just Eat Takeaway.com may also reimburse brokers, banks, trustees or other nominees representing beneficial owners of Grubhub Shares for their expenses in sending proxy solicitation materials to such beneficial owners and obtaining their proxies.
Adjournments and Postponements
The Grubhub Stockholder Meeting may be adjourned or postponed, if necessary or appropriate, in the absence of a quorum by the affirmative vote of the holders of a majority of the Grubhub Shares having voting power present via the Grubhub meeting website or represented by proxy. Even if a quorum is present, the Grubhub Stockholder Meeting may also be adjourned to provide more time to solicit additional proxies in favor of adoption of the Merger Agreement if sufficient votes are cast in favor of the adjournment proposal. If a sufficient number of Grubhub Shares is present via the Grubhub meeting website or represented by proxy, and voted in favor of the Merger Agreement proposal at the Grubhub Stockholder Meeting such that the Grubhub Stockholder Approval shall have been obtained, Grubhub does not anticipate that it will adjourn or postpone the Grubhub Stockholder Meeting.
Any adjournment or postponement of the Grubhub Stockholder Meeting will allow Grubhub Stockholders who have already sent in their proxies to revoke them at any time before their use at the Grubhub Stockholder Meeting that was adjourned or postponed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each Grubhub Stockholder of record entitled to vote at the Grubhub Stockholder Meeting.
Other Matters
At this time, Grubhub knows of no other matters to be presented at the Grubhub Stockholder Meeting.
Questions and Additional Information
Grubhub Stockholders may contact Grubhub’s proxy solicitor, Innisfree M&A Incorporated, with any questions concerning the Merger Agreement, the Transaction or the other transactions contemplated by the Merger Agreement, or the accompanying proxy statement/prospectus, or if they would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or need help voting their Grubhub Shares:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 717-3936
Banks & Brokers May Call Collect: (212) 750-5833
Grubhub Stockholders should not return their stock certificates or send documents representing Grubhub Shares with the enclosed proxy card. If the Transaction is completed, the exchange agent for the Transaction will send to Grubhub Stockholders a letter of transmittal and related materials and instructions for exchanging Grubhub Shares.

THE MERGER AGREEMENT
The following summarizes the material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The rights and obligations of Just Eat Takeaway.com and Grubhub are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the Transaction. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annexes A-1 and A-2 to this proxy statement/prospectus and is incorporated by reference herein.
In reviewing the Merger Agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about Just Eat Takeaway.com, Grubhub or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties and covenants by each of Just Eat Takeaway.com, Merger Sub I, Merger Sub II and Grubhub, which are summarized below. These representations and warranties have been made as of certain dates for the purposes of the contract between the parties and are solely for the benefit of the other parties to the Merger Agreement and:
•	were not intended as statements of fact, but rather as a way of allocating the risk between the parties to the Merger Agreement if those statements prove to be inaccurate;
•
have been qualified in some cases by certain confidential disclosures that were made by each party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Just Eat Takeaway.com Shareholders or Grubhub Stockholders.
Moreover, information concerning the subject matter of the representations and warranties in the Merger Agreement and described below may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus or in other public filings Grubhub makes with the SEC. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
Terms of the Transaction
The Initial Merger
The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, (i) Merger Sub I will merge with and into Grubhub and the separate corporate existence of Merger Sub I will thereupon cease (the “initial merger”), (ii) Grubhub will continue as the surviving company in the initial merger (the “initial surviving company”) and (iii) the initial merger will have the effects set forth in the Merger Agreement, the certificate of merger of the initial merger and the DGCL. As a result of the initial merger, the initial surviving company will become a wholly owned subsidiary of Just Eat Takeaway.com.
The Subsequent Merger
The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, immediately following the initial merger, (i) the initial surviving company will merge with and into Merger Sub II and the separate corporate existence of the initial surviving company will thereupon cease (the “subsequent merger” and, together with the initial merger, the “mergers”), (ii) Merger Sub II will continue as the surviving company in the subsequent merger (the “final surviving company”) and (iii) the subsequent merger will have the effects set forth in the Merger Agreement, the certificate of merger of the subsequent merger and the DGCL. As a result of the subsequent merger, the final surviving company will become a wholly owned subsidiary of Just Eat Takeaway.com.

Completion of the Mergers
Unless Just Eat Takeaway.com and Grubhub agree otherwise in writing, Completion will take place on the third Business Day following the satisfaction or waiver (to the extent permitted by applicable law) of all Conditions set forth in the Merger Agreement (other than those Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at such time).
The Mergers
The Initial Merger
The initial merger will be effective upon the filing of the certificate of merger for the initial merger with the Secretary of State of the State of Delaware, or at such other time as Just Eat Takeaway.com and Grubhub may agree and specify in such certificate of merger. Upon the first effective time, in addition to the other effects specified in the DGCL, including, without limiting the generality of the foregoing, all the properties, rights, privileges, powers and franchises of Grubhub and Merger Sub I shall vest in the initial surviving company, and all debts, liabilities and duties of Grubhub and Merger Sub I shall become the debts, liabilities and duties of the initial surviving company.
The Subsequent Merger
The subsequent merger will be effective upon the filing of the certificate of merger for the subsequent merger with the Secretary of State of the State of Delaware, or at such other time as Just Eat Takeaway.com and Grubhub may agree and specify in such certificate of merger. Upon the second effective time, in addition to the other effects specified in the DGCL, including, without limiting the generality of the foregoing, all the properties, rights, privileges, powers and franchise of the initial surviving company and Merger Sub II shall vest in the final surviving company, and all debts, liabilities and duties of initial surviving company and Merger Sub II shall become the debts, liabilities and duties of the final surviving company.
Effect of the Mergers and Merger Consideration
At the first effective time:
•	Each issued and outstanding share of capital stock of Merger Sub I will be converted into and become one validly issued, fully paid and non-assessable share of Grubhub;
•
Each Grubhub Share held in treasury or owned by Just Eat Takeaway.com or any of its subsidiaries (including Merger Sub I and Merger Sub II) will be cancelled, retired and cease to exist, and no merger consideration will be delivered in exchange therefor; and

•
Each issued and outstanding Grubhub Share will cease to be outstanding, be cancelled and cease to exist and will automatically be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company (the “initial surviving company stock”), and each such share of initial surviving company stock will immediately thereafter be automatically exchanged for the right to receive (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares, plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs (see “—Fractional ADSs” beginning on page 145 of this proxy statement/prospectus), plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement.

At the second effective time, each share of initial surviving company stock issued and outstanding immediately prior to the second effective time will be cancelled and shall cease to exist and no consideration will be paid or payable in respect thereof.
Fractional ADSs
Grubhub Stockholders will not receive any fractional New Just Eat Takeaway.com ADSs in the mergers. Instead of fractional New Just Eat Takeaway.com ADSs, each Grubhub Stockholder who would otherwise be entitled to receive a fractional New Just Eat Takeaway.com ADS will be entitled, under the terms of the Merger Agreement, to receive a cash payment (rounded to the nearest cent, without interest and subject to any withholding tax) equal to the product obtained by multiplying (1) the fractional New Just Eat Takeaway.com

ADS interest to which such Grubhub Stockholder would otherwise be entitled (rounded to three decimal places after converting each Grubhub Share to New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares and after aggregating all fractional New Just Eat Takeaway.com ADS interests that would otherwise be received by such Grubhub Stockholder) by (2) an amount equal to the volume-weighted average price of Just Eat Takeaway.com Shares (as reported by Bloomberg) on the London Stock Exchange for the five trading days immediately prior to Completion.
Dividends or Other Distributions
Grubhub Stockholders will be entitled to receive all dividends or other distributions declared or made by Just Eat Takeaway.com after the effective time of the initial merger, with a record date after the effective time of the initial merger. However, no dividends or other distributions will be paid to the holder of any un-surrendered Grubhub Share until the holder of such share surrenders such share. Following the surrender of such share, the holder of whole New Just Eat Takeaway.com ADSs issued in exchange will be paid without interest (subject to any applicable law or withholding tax), (1) promptly, the amount of any dividends or other distributions with a record date after the effective time of the initial merger and paid with respect to such whole New Just Eat Takeaway.com ADS and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the initial merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole New Just Eat Takeaway.com ADS.
Representations and Warranties
In the Merger Agreement, Grubhub has made representations and warranties regarding, among other topics:
•	organization, standing, corporate power, ownership of subsidiaries and organizational documents;
•	capital structure, including the number of shares of capital stock of Grubhub and equity-based awards outstanding;
•
Grubhub’s authority to execute and deliver and, subject to the Grubhub Stockholder Approval, perform its obligations under, and to complete the transactions contemplated by, the Merger Agreement, and the enforceability of the Merger Agreement against Grubhub;

•
absence of conflicts with, or violations of, organizational documents (subject to the Grubhub Stockholder Approval), applicable law and certain contracts as a result of Grubhub entering into the Merger Agreement, performing its obligations thereunder, completing the mergers and the other transactions contemplated thereby and compliance with the terms of the Merger Agreement;

•
the determination by the Grubhub Board that: (i) the Merger Agreement and transactions contemplated therein are fair and in the best interest of Grubhub and Grubhub Stockholders, (ii) it was advisable for Grubhub to enter into the Merger Agreement and consummate the transactions contemplated thereby, (iii) the Merger Agreement is adopted and the execution, delivery and performance of the Merger Agreement approved, (iv) the Grubhub Board recommends that the Grubhub Stockholders adopt the Merger Agreement and (v) the Merger Agreement be submitted to Grubhub Stockholders for adoption;

•	government consents and approvals required in connection with the transactions contemplated by the Merger Agreement;
•	SEC documents, financial statements, accounting practices, internal controls, disclosure controls, compliance with NYSE listing requirements and absence of undisclosed liabilities;
•
other than in connection with the transactions contemplated by the Merger Agreement and related matters, the conduct of Grubhub and its subsidiaries’ business in the ordinary course in all material respects since 31 December 2019 through the date of the Merger Agreement and, since 31 December 2019, Grubhub has not taken certain actions that during the period from the signing of the Merger Agreement until Completion would require Just Eat Takeaway.com’s approval under the Merger Agreement;

•	absence of a material adverse effect since 31 December 2019 through the date of the Merger Agreement;

•	absence of certain litigation or other actions pending or, to the knowledge of Grubhub, threatened against Grubhub or any of its subsidiaries;
•	compliance with applicable laws and permits, including sanctions and export control laws;
•	tax matters;
•	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;
•	environmental matters;
•	intellectual property matters;
•
inapplicability of “moratorium,” “control share acquisition” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other similar antitakeover statutes to the Merger Agreement, the mergers or the other transactions contemplated thereby;

•	owned and leased real property;
•	material contracts;
•	insurance matters;
•	receipt of an opinion from Evercore Group L.L.C., a financial advisor;
•	broker’s fees and expenses payable in connection with the mergers;
•	the required vote of the Grubhub Stockholders in favor of the adoption of the Merger Agreement (the “Grubhub Stockholder Approval”);
•	accuracy of information supplied or to be supplied in this proxy statement/prospectus, the Circular and the EU Prospectus;
•	compliance with anti-corruption laws; and
•	absence of related party transactions, other than employment-related contracts.
In the Merger Agreement, Just Eat Takeaway.com, Merger Sub I and Merger Sub II have made representations and warranties regarding, among other topics:
•	organization, standing, corporate power, ownership of subsidiaries and organizational documents;
•	capital structure, including the number of shares of capital stock of Just Eat Takeaway.com and equity-based awards outstanding;
•
authority to execute and deliver and perform their respective obligations under, and to complete the transactions contemplated by, the Merger Agreement, and the enforceability of the Merger Agreement against Just Eat Takeaway.com, Merger Sub I and Merger Sub II;

•
absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of Just Eat Takeaway.com entering into the Merger Agreement, performing its obligations thereunder, completing the mergers and the other transactions contemplated thereby and compliance with the terms of the Merger Agreement;

•
determination by the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board that the Merger Agreement and transactions contemplated therein, including the issuance of New Just Eat Takeaway.com ADSs and the New Just Eat Takeaway.com Shares, are fair to and in the best interests of Just Eat Takeaway.com and its business enterprise and that it is advisable for Just Eat Takeaway.com to enter into the Merger Agreement, to adopt the Merger Agreement and approve the execution, delivery and performance by Just Eat Takeaway.com of the Merger Agreement and the transactions contemplated thereby and the recommendation that the Just Eat Takeaway.com Shareholders vote in favor of (1) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a of the Dutch Civil Code, (2) the resolution to delegate authority to the Management Board to issue the New Just Eat Takeaway.com Shares, (3) the terms of the Merger Agreement (the matters in (1)-(3), the “transaction proposals”), (4) the appointment of the Grubhub

Management Board nominee to the Just Eat Takeaway.com Management Board and the Grubhub Supervisory Board nominees to the Just Eat Takeaway.com Supervisory Board (the “Grubhub Management Board nominee” and the “Grubhub Supervisory Board nominees” being defined in the section entitled “—Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction” beginning on page 162 of this proxy statement/prospectus and such nominations, collectively, the “board nominations”) and (5) the delegation of authority to exclude or limit pre-emptive rights in relation to the issuance of the New Just Eat Takeaway.com Shares (the matter in (5), the “preemptive rights authorization”);
•	government consents and approvals required in connection with the transactions contemplated by the Merger Agreement;
•
public reports and other documents in compliance with the Listing Rules, FCA rules and regulations, regulations, orders and decrees promulgated under Book 2 of the Dutch Civil Code and the Commercial Registers Act 2007, regulations, orders and decrees promulgated under the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), regulations promulgated by the AFM and absence of undisclosed liabilities;

•
other than in connection with the transactions contemplated by the Merger Agreement, the conduct of Just Eat Takeaway.com and its subsidiaries’ business in the ordinary course in all material respects, since 31 December 2019 through the date of the Merger Agreement, and, since 31 December 2019, Just Eat Takeaway.com has not taken certain actions that during the period from the signing of the Merger Agreement until Completion would require Grubhub’s approval under the Merger Agreement;

•	absence of a material adverse effect since 31 December 2019 through the date of the Merger Agreement;
•	absence of certain litigation or other actions pending or, to the knowledge of Just Eat Takeaway.com, threatened against Just Eat Takeaway.com or any of its subsidiaries;
•	compliance with applicable laws and permits, including sanctions and export control laws;
•	tax matters;
•	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;
•	environmental matters;
•	intellectual property matters;
•
inapplicability of “moratorium,” “control share acquisition” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other similar antitakeover statutes to the Merger Agreement, the mergers or the other transactions contemplated thereby;

•	material contracts;
•	broker’s fees and expenses payable in connection with the mergers;
•	ownership and operations of Merger Sub I and Merger Sub II;
•	absence of share ownership in Grubhub;
•	the required votes of the Just Eat Takeaway.com Shareholders in favor of the transaction proposals and the board nominations (the “Just Eat Takeaway.com Shareholder Approval”);
•	accuracy of information supplied or to be supplied in this proxy statement/prospectus, the Circular, and the EU Prospectus;
•	compliance with anti-corruption laws; and
•	absence of related party contracts and transactions, other than employment-related contracts.
Certain of the representations and warranties in the Merger Agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or executives of the party making the representation did not have actual knowledge (after reasonable inquiry).
Material Adverse Effect
Certain of the representations and warranties in the Merger Agreement are also subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or has had or would reasonably be expected to have a material adverse effect).
The Merger Agreement provides that a “material adverse effect” means, with respect to Just Eat Takeaway.com or Grubhub, as applicable, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate with all other changes, events, circumstances, occurrences, effects, developments or states of fact, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole. However, no effect resulting from or arising out of or relating to any of the following matters will deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect:
•	any effect generally affecting any of the industries or markets in which such party operates;
•	changes in laws or changes in accounting requirements or principles (or changes in interpretation, implementation or enforcement thereof);
•
general economic regulatory or political conditions (or changes therein), including any government shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which such party or its subsidiaries conduct business;

•
any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders;

•
any epidemic, pandemic or disease outbreak (including COVID-19), or any COVID-19 measures or any change in such COVID-19 measures or interpretations thereof. “COVID-19 measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar law, directive, guidelines or recommendations promulgated by any industry group or any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on 27 March 2020 and the Families First Coronavirus Response Act, as signed into law by the President of the United States on 18 March 2020;

•
the announcement, pendency or performance of the Merger Agreement and transactions contemplated thereby, including the impact on any relationships with consumers, suppliers, distributors, collaboration partners, employees or regulators;

•	the taking of any action expressly required by the Merger Agreement or taken at the written request of, or with the prior consent, of the other party;
•
changes in the market price or trading volume of such person’s securities, except that this clause in the Merger Agreement will not prevent or otherwise affect a determination that any change, event, circumstance, occurrence, effect, development or state of facts underlying such change to market prices or trading volumes has resulted in or contributed to a material adverse effect;

•
the failure of such person to meet any internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings, except that this clause in the Merger Agreement will not prevent or otherwise affect a determination that any change, event, circumstance, occurrence, effect, development or state of facts underlying such failure has resulted in or contributed to a material adverse effect; and

•
with respect to Grubhub only, any litigation or claim brought or threatened against any party or its directors, officers or employees relating to the transactions contemplated by the Merger Agreement and the Voting and Support Agreement.

The exceptions described in the first through fifth bullets (inclusive) above will be taken into account in such a way that, in determining whether there has been, or would reasonably be expected to be, a material adverse effect, such effects will be considered to the extent (and solely to the extent) that such effects materially and disproportionately affected the party and its subsidiaries, taken as a whole, relative to other participants in the industries in the same geographies in which such party and its subsidiaries operate.
Conduct of Business
Each of Just Eat Takeaway.com and Grubhub has undertaken certain covenants in the Merger Agreement restricting the conduct of their respective businesses between the date of the Merger Agreement and Completion. In general, but subject to the exceptions described in the Merger Agreement, each of Just Eat Takeaway.com and Grubhub has agreed to use reasonable best efforts to (1) conduct its business in all material respects in the ordinary course of business and (2) preserve substantially intact its present lines of business and preserve existing relationships with key consumers, key suppliers, key employees and other persons with whom such party or their respective subsidiaries have significant business relationships.
Grubhub has also agreed that, except as previously agreed with Just Eat Takeaway.com or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Just Eat Takeaway.com (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to Completion, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:
•
issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (1) the issuance of shares of common stock required to be issued pursuant to the exercise of options or the vesting and settlement of restricted stock units (“RSUs”) and (2) transactions among Grubhub and its wholly owned subsidiaries not involving any Grubhub securities;

•
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (1) acquisitions by Grubhub of Grubhub Shares in connection with withholding to satisfy tax obligations with respect to options or RSUs, (2) acquisitions by Grubhub of options or RSUs in connection with the forfeiture of such equity awards or (3) acquisitions by Grubhub of Grubhub Shares in connection with the net exercise of options;

•
(1) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any subsidiary of Grubhub to Grubhub or any wholly owned subsidiary of Grubhub that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset), (2) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (3) enter into any agreement with respect to the voting of its equity interests;

•
incur any indebtedness except for (1) indebtedness not to exceed $10 million in the aggregate outstanding at any time, (2) indebtedness other than for borrowed money incurred in the ordinary course of business, (3) indebtedness under Grubhub’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of the Merger Agreement, (4) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness; provided that (a) the aggregate principal amount of such indebtedness does not exceed the aggregate principal amount of such existing indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (b) such indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Grubhub and its subsidiaries than, such existing indebtedness and (c) the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such indebtedness (except to the extent provided in such existing indebtedness) or (5) indebtedness among Grubhub and any of its wholly owned subsidiaries or among any of such subsidiaries;
•
enter into or make any loans, capital contributions or advances to or investments in any person (other than Grubhub or any wholly owned subsidiary of Grubhub) except in the ordinary course of business;

•
sell, assign, pledge, lease (as lessor), license, mortgage, or otherwise subject to any lien (other than certain permitted liens) or otherwise dispose of any of its properties or assets (including intellectual property) that are material to Grubhub and its subsidiaries taken as a whole, except (1) sales of products or services and licenses of intellectual property in the ordinary course of business, (2) dispositions of inventory, equipment or other assets that are not material to the business of Grubhub or any of its subsidiaries or are no longer used or useful in the conduct of the business of Grubhub or any of its subsidiaries or (3) transfers, sales, licenses or other transactions among Grubhub and its wholly owned subsidiaries that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset);

•	make or authorize capital expenditures except in the ordinary course of business;
•
make any acquisition of the capital stock or assets or division of any other person for consideration in excess of $10 million in any transaction or $30 million in all such acquisitions or enter into or acquire any interest in any joint venture or similar agreement;

•
except as required to comply with any contract or benefit plan of Grubhub or its subsidiaries in effect on the date of the Merger Agreement or to be implemented in accordance with provisions of the Merger Agreement, as contemplated by the terms of the Merger Agreement or, solely in respect of clauses (1) and (2) hereinafter, in the ordinary course of business with respect to individuals whose annualized base compensation is less than $150,000, (1) increase the compensation or benefits of, or grant any awards under any bonus incentive, performance or other compensation arrangements to, any current or former director, officer, employee or other individual service provider of Grubhub or its subsidiaries, (2) terminate or hire any director, officer, employee or other individual service provider of Grubhub or its subsidiaries, other than terminations for “cause” (as reasonably determined by Grubhub in accordance with past practices), (3) establish, adopt, terminate or amend any material benefit plan of Grubhub or its subsidiaries or any collective bargaining agreement or other labor contract of Grubhub or its subsidiaries, (4) take any action to accelerate the vesting or payment of compensation or benefits under any Grubhub benefit plan or (5) grant any severance, retention, change in control or termination compensation or benefits or increase such compensation or benefits;

•
make or change any material tax election, file any material amended tax return, settle or compromise any audit or proceeding relating to taxes that involves a material amount of taxes, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax;

•
make any material change to its accounting methods, principles or practices, except as required by changes in GAAP or applicable laws and regulations or applicable authorities or in connection with the preparation of the Circular or the EU Prospectus or any amendments or supplements thereto;

•	amend the Grubhub organizational documents or organizational documents of any Grubhub subsidiary;
•	adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction;
•	except for actions taken in the ordinary course of business, enter into, modify, amend, waive, fail to enforce (in each case in any material respect), assign or terminate any material contract;

•	enter into, modify or amend any related party transaction that would be required to be disclosed in Grubhub’s Form 10-K or in a Grubhub proxy statement pertaining to an annual meeting of shareholders;
•
except as permitted by the Merger Agreement with respect to litigation related to the mergers, waive, release, assign, settle or compromise any claim or action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of Grubhub or any of its subsidiaries other than the payment of monetary damages (1) equal to or lesser than the amounts reserved with respect thereto on Grubhub’s consolidated balance sheet as of 31 March 2020 or (2) not in excess of $25 million in the aggregate; or

•	agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.
Just Eat Takeaway.com has also agreed that, except as previously agreed with Grubhub or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Grubhub (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to Completion, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:
•
issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (1) the issuance of Just Eat Takeaway.com Shares required to be issued pursuant to the exercise of Just Eat Takeaway.com options or the vesting and settlement of other equity-based awards of Just Eat Takeaway.com, in each case outstanding on the date hereof or granted after the date hereof not in violation of the Merger Agreement, (2) the issuance of Just Eat Takeaway.com options and other equity-based awards of Just Eat Takeaway.com in the ordinary course of business, (3) transactions among Just Eat Takeaway.com and its wholly owned subsidiaries not involving any Just Eat Takeaway.com securities and (4) the issuance of Just Eat Takeaway.com Shares upon conversion of any of the Convertible Bonds in accordance with the terms thereof as in effect as of the date of the Merger Agreement;

•
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (1) acquisitions by Just Eat Takeaway.com of Just Eat Takeaway.com Shares in connection with withholding to satisfy tax obligations with respect to options, (2) acquisitions by Just Eat Takeaway.com of equity awards (including options) in connection with the forfeiture of such equity awards or (3) acquisitions by Just Eat Takeaway.com of Just Eat Takeaway.com Shares in connection with the net exercise of options;

•
(1) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any subsidiary of Just Eat Takeaway.com to Just Eat Takeaway.com or any wholly owned subsidiary of Just Eat Takeaway.com that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset), (2) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (3) enter into any agreement with respect to the voting of its equity interests;

•
incur any indebtedness except for (1) indebtedness other than for borrowed money incurred in the ordinary course of business, (2) indebtedness under Just Eat Takeaway.com’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of the Merger Agreement (including the amount of the uncommitted “accordion feature”, (3) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness of Just Eat Takeaway.com or any of its subsidiaries or of Grubhub or any of its subsidiaries; provided that (a) the aggregate principal amount of such indebtedness does not exceed the aggregate principal amount of such existing indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (b) such indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Just Eat Takeaway.com and its subsidiaries than, such existing indebtedness and (c) the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such indebtedness (except to the extent provided in such existing indebtedness), (4) indebtedness incurred to fund any amounts payable in connection with, or as a result of, the transactions contemplated by the Merger Agreement, (5) indebtedness among Just Eat Takeaway.com and any of its wholly owned subsidiaries or among any of such subsidiaries or (6) other indebtedness not to exceed $300 million in the aggregate outstanding at any time;
•	make any acquisition of the capital stock or assets or division of any other person;
•
make any material change to its accounting methods, principles or practices, except as required by changes in IFRS or applicable laws and regulations or applicable authorities or in connection with the registration of Just Eat Takeaway.com Shares to be issued pursuant to the Merger Agreement;

•
amend the Just Eat Takeaway.com organizational documents or, except as would not reasonably be expected to have a material adverse effect on Just Eat Takeaway.com or prevent or materially delay or impair the ability of Just Eat Takeaway.com, Merger Sub I or Merger Sub II to complete the mergers, organizational documents of any Just Eat Takeaway.com subsidiary;

•
adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction, other than transactions involving Just Eat Takeaway.com’s subsidiaries other than Merger Sub I or Merger Sub II if such transactions would not reasonably be expected to have a material adverse effect on Just Eat Takeaway.com or prevent or materially delay or impair the ability of Just Eat Takeaway.com, Merger Sub I or Merger Sub II to complete the mergers; or

•	agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.
In addition, each of Just Eat Takeaway.com and Grubhub has agreed to promptly advise the other of (1) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the mergers not to be satisfied or (2) the failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the mergers not to be satisfied.
No Solicitation of Takeover or Alternative Proposals
Each of Grubhub and Just Eat Takeaway.com agreed to cease and to cause their respective subsidiaries and their respective officers, directors and employees and to use reasonable best efforts to cause their respective other representatives, including outside advisors, to cease all existing discussions, negotiations and communications with any person with respect to any takeover proposal (as defined below). Each of Grubhub and Just Eat Takeaway.com have agreed, except as otherwise provided in the Merger Agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:
•
initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information), knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any takeover proposal, with respect to such party;

•
engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the parties to the Merger Agreement and their respective officers, directors, employees or representatives) relating to any takeover proposal or grant any waiver or release under any standstill or other agreement (except that if the Grubhub Board or the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board, as applicable, determines or determine in good faith (after consultation with outside counsel) that the failure to grant any waiver or release would be inconsistent with such party’s directors’ fiduciary duties under applicable law, such party may waive any such standstill provision in order to permit a third party to make a takeover proposal); or
•	resolve to take any of the actions described in the preceding two bullet points.
Additionally, Grubhub agreed to (1) within 24 hours of the date of the Merger Agreement, terminate all physical and electronic data room access previously granted to any third party and (2) within five Business Days of the date of the Merger Agreement, request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Grubhub takeover proposal with Grubhub or any of its subsidiaries.
Notwithstanding these restrictions, the Merger Agreement provides that at any time prior to obtaining each party’s shareholder or stockholder approvals, if such party receives a written takeover proposal from a third party, which was not initiated, sought, solicited or knowingly encouraged, induced or facilitated in material violation of the restrictions outlined above, and, with respect to the second and third bullets below, such party’s board or boards, as applicable, determines or determine in good faith (after consultation with its or their outside counsel and financial advisor) that such takeover proposal constitutes or would reasonably be expected to lead to a “superior proposal” (as defined below), then such party may:
•
contact the person who has made such takeover proposal and its representatives in order to clarify the terms of such takeover proposal so that such party’s board or boards, as applicable, may inform itself or themselves about such takeover proposal;

•
furnish information concerning its business, properties or assets to the person who made such takeover proposal and its representatives pursuant to a confidentiality agreement that meets certain requirements set forth in the Merger Agreement (provided that all such information has previously been furnished to the other party to the Merger Agreement or is furnished to the other party prior to or substantially concurrently with the time it is furnished to such person); and

•	negotiate and participate in discussions and negotiations with the person who has made such takeover proposal and its representatives concerning such takeover proposal.
The Merger Agreement also requires each of Grubhub and Just Eat Takeaway.com to:
•
promptly (and in any case within one Business Day) provide the other party notice of (1) the receipt of any takeover proposal, including a copy of such takeover proposal, and (2) any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued concerning a takeover proposal or that would reasonably be expected to lead to a takeover proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials;

•
promptly (and in any case within one Business Day) make available to the other party copies of all substantive written materials provided by such party to the third party but not previously made available to the other party; and

•
keep the other party informed on a reasonably prompt basis (and, in any case, within one Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such takeover proposal or other inquiry, offer, proposal or request.

A “takeover proposal” means, with respect to each of Grubhub (a “Grubhub takeover proposal”) and Just Eat Takeaway.com (a “Just Eat Takeaway.com takeover proposal”), a proposal or offer from any person (other than the other party) providing for any:
•
merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving such party or any of its subsidiaries, pursuant to which any person (or the stockholders of such person) or group would own or control, directly or indirectly, 20% or more of the voting power of such party;

•
sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of such party (including the equity interests of any of its subsidiaries) or any subsidiary of such party representing 20% or more of the consolidated assets, revenues or EBITDA of such party and its subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, 31 December 2019, or to which 20% or more of such party’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, 31 December 2019;

•	issuance or sale or other disposition of such party’s securities representing 20% or more of the voting power of such party;
•
tender offer, exchange offer or any other transaction or series of transactions in which any person (or the stockholders of such person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of party’s securities representing 20% or more of the voting power of such party; or

•	any combination of the foregoing.
A “superior proposal” means, with respect to a party, any bona fide written takeover proposal (provided that for purposes of this definition references to 20% in the definition of “takeover proposal” shall be deemed to be references to 50%) which the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board or the Grubhub Board, as applicable, determine or determines in good faith (after consultation with their or its outside counsel and financial advisor) to be (1) more favorable to such party’s stockholders from a financial point of view than the mergers and the other transactions contemplated by the Merger Agreement and (2) reasonably likely to be completed on the terms proposed, in each case, taking into account all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement and any changes to the terms of the Merger Agreement offered by the other party in response to such takeover proposal.
Recommendation of the Grubhub Board
Pursuant to the Merger Agreement, Grubhub has agreed, through the Grubhub Board, to recommend that Grubhub Stockholders adopt the Merger Agreement (the “Grubhub recommendation”) and to include the Grubhub recommendation in this proxy statement/prospectus, except as described below.
The Merger Agreement provides that, subject to the exceptions described below, neither the Grubhub Board nor any committee of the Grubhub Board will:
•
withhold or withdraw (or qualify or modify in any manner adverse to Just Eat Takeaway.com), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Just Eat Takeaway.com), the Grubhub recommendation;

•	adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a Grubhub takeover proposal;
•	fail to include the Grubhub recommendation in this proxy statement/prospectus;
•
if any Grubhub takeover proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Grubhub Stockholders within ten Business Days of the commencement thereof (or any material modification thereto) pursuant to Rule 14d-2 promulgated under the Exchange Act;

•
fail to publicly reaffirm the Grubhub recommendation within ten Business Days after receiving a written request to do so from Just Eat Takeaway.com if any Grubhub takeover proposal or any material modification thereto shall have been publicly made, sent or given to Grubhub Stockholders (or, if sooner, prior to the Grubhub Stockholder Meeting); or

•	cause or permit Grubhub to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other contract with respect to any Grubhub takeover proposal.
If, at any time prior to obtaining the Grubhub Stockholder Approval, the Grubhub Board (or any duly authorized committee thereof) receives a Grubhub takeover proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a superior proposal, the Grubhub Board

(or any duly authorized committee thereof) may (1) take any of the actions outlined in the bullets above (any such action, a “Grubhub adverse recommendation change”) or (2) authorize Grubhub to terminate the Merger Agreement in order to enter into a definitive written agreement providing for a superior proposal (an “alternative acquisition agreement”), in the case of each of items (1) and (2), if (a) the Grubhub Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law; (b) Grubhub has notified Just Eat Takeaway.com in writing that it intends to effect a Grubhub adverse recommendation change or terminate the Merger Agreement (which notice shall not constitute a Grubhub adverse recommendation change), including if applicable a copy of the proposed alternative acquisition agreement between Grubhub and the person making such superior proposal; (c) for a period of four Business Days following the delivery of such notice, Grubhub has made its representatives available to discuss and negotiate in good faith (in each case, to the extent Just Eat Takeaway.com desires to negotiate) with Just Eat Takeaway.com’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that such takeover proposal no longer constitutes a superior proposal or the failure to take such action would no longer be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law (and any amendment to any material term or condition of any superior proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (d) no earlier than the end of such negotiation period, the Grubhub Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) such takeover proposal would still constitute a superior proposal and (y) the failure to take such action would still be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law.
Other than in connection with a superior proposal, prior to obtaining the Grubhub Stockholder Approval, the Grubhub Board (or any duly authorized committee thereof) may effect a Grubhub adverse recommendation change, but only in response to an intervening event (as defined below) and only if (1) the Grubhub Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law; (2) Grubhub has notified Just Eat Takeaway.com in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice shall specify and describe such intervening event in reasonable detail and which notice shall not constitute a Grubhub adverse recommendation change); (3) for a period of four Business Days following the delivery of such notice, Grubhub has made its representatives available to discuss and negotiate in good faith (in each case to the extent Just Eat Takeaway.com desires to negotiate), with Just Eat Takeaway.com representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law (and any material change to the facts and circumstances relating to an intervening event will require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (4) no earlier than the end of the negotiation period, the Grubhub Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law.
An “intervening event” means, with respect to Grubhub or Just Eat Takeaway.com, a material event or circumstance with respect to the applicable party or any of their respective subsidiaries that was neither known nor reasonably foreseeable by such party’s board or boards, as applicable, as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board or boards, as applicable, as of the date of the Merger Agreement), which event or circumstance, or any consequence thereof, becomes known to such board or boards, as applicable, prior to obtaining such party’s shareholder or stockholder approval. However, the following shall not constitute an intervening event or be taken into account in determining whether an intervening event has occurred:
•	the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a takeover proposal or any matter relating thereto;
•	any event or circumstance arising in connection with obtaining regulatory approvals;

•
any change in the market price, or change in trading volume, of the capital stock of any party (however the events or circumstances giving rise or contributing to such change may be deemed to constitute an intervening event or be taken into accounting in determining whether an intervening event has occurred); or

•
the fact that any party or any of their respective subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Grubhub, Just Eat Takeaway.com or any of their respective subsidiaries (however, the events or circumstances giving rise or contributing thereto may be deemed to constitute an intervening event or be taken into accounting in determining whether an intervening event has occurred).

Recommendation of the Just Eat Takeaway.com Boards
Pursuant to the Merger Agreement, Just Eat Takeaway.com has agreed, through the Just Eat Takeaway.com Boards, to recommend that its shareholders approve the transaction proposals, the board nominations and the pre-emptive rights authorization (collectively, the “Just Eat Takeaway.com recommendation”).
The Merger Agreement provides that, subject to the exceptions described below, neither the Just Eat Takeaway.com Boards nor any committee thereof will:
•
withhold or withdraw (or qualify or modify in any manner adverse to Grubhub), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Grubhub), the Just Eat Takeaway.com recommendation;

•	adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a Just Eat Takeaway.com takeover proposal;
•	fail to include the Just Eat Takeaway.com recommendation in this proxy statement/prospectus;
•
if any Just Eat Takeaway.com takeover proposal structured as a public offer (openbaar bod) is commenced, or if the intention to make such an offer is announced, fail to recommend against acceptance of such offer by Just Eat Takeaway.com Shareholders within ten Business Days of the commencement or announcement, as applicable, thereof (or any material modification thereto);

•
fail to publicly reaffirm the Just Eat Takeaway.com recommendation within ten Business Days after receiving a written request to do so from Grubhub if any Just Eat Takeaway.com takeover proposal or any material modification thereto shall have been publicly made, sent or given to Just Eat Takeaway.com Shareholders (or, if sooner, prior to the Extraordinary General Meeting); or

•
cause or permit Just Eat Takeaway.com to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other contract with respect to any Just Eat Takeaway.com takeover proposal.

If, at any time prior to obtaining the Just Eat Takeaway.com Shareholder Approval, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) receive a takeover proposal that they determine in good faith (after consultation with their outside counsel and financial advisor) constitutes a superior proposal, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) may (1) take any of the actions outlined in the bullets above (any such action, a “Just Eat Takeaway.com adverse recommendation change”) or (2) authorize Just Eat Takeaway.com to terminate the Merger Agreement in order to enter into a definitive written agreement providing for a superior proposal (an “alternative acquisition agreement”), in the case of each of items (1) and (2), if (a) the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Just Eat Takeaway.com Managing Directors’ and Just Eat Takeaway.com Supervisory Directors’ fiduciary duties under applicable law; (b) Just Eat Takeaway.com has notified Grubhub in writing that it intends to effect a Just Eat Takeaway.com adverse recommendation change or terminate the Merger Agreement (which notice shall not constitute a Just Eat Takeaway.com adverse recommendation change), including if applicable a copy of the proposed alternative acquisition agreement between Just Eat Takeaway.com and the person making such superior proposal; (c) for a period of four Business Days following the delivery of such notice, Just Eat Takeaway.com has made its representatives available to discuss and negotiate in good faith (in each case, to the extent Grubhub desires to negotiate) with Grubhub’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that such takeover proposal no longer constitutes a superior proposal or the failure to take such action would no longer be inconsistent with the Just Eat Takeaway.com Managing Directors’ and Just Eat Takeaway.com Supervisory Directors’ fiduciary duties under applicable law (and any amendment to any material term or condition of any superior proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (d) no earlier than the end of such negotiation period, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with their outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) such takeover proposal would still constitute a superior proposal and (y) the failure to take such action would still be inconsistent with the Just Eat Takeaway.com Managing Directors’ and Just Eat Takeaway.com Supervisory Directors’ fiduciary duties under applicable law.
Other than in connection with a superior proposal, prior to obtaining the Just Eat Takeaway.com Shareholder Approval, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board (or any duly authorized committee thereof) may effect a Just Eat Takeaway.com adverse recommendation change, but only in response to an intervening event and only if (1) the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Just Eat Takeaway.com Managing Directors’ and the Just Eat Takeaway.com Supervisory Directors’ fiduciary duties under applicable law; (2) Just Eat Takeaway.com has notified Grubhub in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice shall specify and describe such intervening event in reasonable detail and which notice shall not constitute a Just Eat Takeaway.com adverse recommendation change); (3) for a period of four Business Days following the delivery of such notice, Just Eat Takeaway.com has made its representatives available to discuss and negotiate in good faith (in each case to the extent Grubhub desires to negotiate), with Grubhub representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer be inconsistent with the Just Eat Takeaway.com Managing Directors’ and the Just Eat Takeaway.com Supervisory Directors’ fiduciary duties under applicable law (and any material change to the facts and circumstances relating to an intervening event will require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (4) no earlier than the end of the negotiation period, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with the Just Eat Takeaway.com Managing Directors and the Just Eat Takeaway.com Supervisory Directors’ fiduciary duties under applicable law.
Efforts to Obtain Required Shareholder Votes
Grubhub has agreed to hold the Grubhub Stockholder Meeting as promptly as reasonably practicable after this registration statement filed on Form F-4, of which this proxy statement/prospectus forms a part, has been declared effective for the purpose of obtaining the Grubhub Stockholder Approval. Grubhub is required to use its reasonable best efforts to obtain the Grubhub Stockholder Approval, including by actively soliciting proxies, except to the extent that the Grubhub Board has changed its recommendation as permitted by the Merger Agreement or terminated the agreement in order to enter into an alternative acquisition agreement (as described in “—Recommendation of the Grubhub Board” beginning on page 155 of this proxy statement/prospectus). The Grubhub Board has adopted resolutions approving the Merger Agreement and the transactions contemplated thereby and recommending that Grubhub Stockholders vote “FOR” the adoption of the Merger Agreement.
Just Eat Takeaway.com also agreed to hold the Extraordinary General Meeting as promptly as reasonably practicable for the purpose of obtaining the required Just Eat Takeaway.com Shareholder approvals (which Extraordinary General Meeting was held on 7 October 2020 as described elsewhere in this proxy statement/prospectus). Just Eat Takeaway.com is required to use its reasonable best efforts to obtain Just Eat Takeaway.com Shareholders’ approval of the transaction proposals, the board nominations and the pre-emptive rights authorization, including actively engaging with and seeking the support of Just Eat Takeaway.com Shareholders, except to the extent that the Just Eat Takeaway.com Boards have changed their recommendation as permitted by the Merger Agreement or terminated the Merger Agreement in order to enter into an alternative acquisition agreement (as described in “—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus). The Just Eat Takeaway.com Managing Directors and the Just Eat Takeaway.com Supervisory Directors have approved resolutions approving and adopting the Merger Agreement and the transactions contemplated thereby and recommending that Just Eat Takeaway.com Shareholders approve the Merger Agreement, authorize the Just Eat Takeaway.com Managing Directors and the Just Eat Takeaway.com Supervisory Directors to issue the New Just Eat Takeaway.com Shares, approve the board nominations and approve the pre-emptive rights authorization. At the Extraordinary General Meeting held on 7 October 2020, the Just Eat Takeaway.com Shareholders approved the transaction proposals, the board nominations and the pre-emptive rights authorization.
Efforts to Complete the Transaction
Just Eat Takeaway.com and Grubhub have each agreed in the Merger Agreement to cooperate and use their respective reasonable best efforts to promptly:
•
take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to complete the mergers to be satisfied as promptly as reasonably practicable and to consummate and make effective as promptly as reasonably practicable, the mergers and other transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

•
obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the mergers and the other transactions contemplated by the Merger Agreement;

•	execute and deliver any additional instruments necessary, proper or advisable to complete the transactions contemplated by the Merger Agreement; and
•
defend or contest in good faith any action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect, the completion of the mergers and other transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, other than with respect to antitrust laws and approval by CFIUS, neither party is obligated to pay any material amount of consideration or make any material accommodation in favor of any third party (other than a governmental authority) from whom any such approval, consent or other authorization is sought, other than customary processing fees. Additionally, the foregoing efforts shall not apply with respect to filings, notices, approvals, consents or other confirmations relating to antitrust laws or CFIUS approval, which are described below.
In connection with the receipt of governmental consents related to antitrust or CFIUS approval, each party agreed to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to antitrust law or by CFIUS and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consent under any laws that may be required by any governmental authority with competent jurisdiction so as to enable the parties to consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable and in any event prior to the end date (as described below in “—Termination of the Merger Agreement” beginning on page 165 of this proxy statement/prospectus). Additionally, Just Eat Takeaway.com has agreed to promptly take all actions necessary to secure, as soon as practicable, the expiration or termination of any applicable waiting period under antitrust laws and obtain CFIUS approval, and all approvals or expiration of applicable waiting periods under any other applicable law. Just Eat Takeaway.com has also agreed to resolve any objections asserted with respect to the transactions contemplated by the Merger Agreement under any applicable law raised by any government authority that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement, including:
•	executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other person;

•	selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Just Eat Takeaway.com and its subsidiaries;
•
agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of Grubhub and its subsidiaries contemporaneously with or subsequent to Completion;

•	permitting Grubhub to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of Grubhub or any of its subsidiaries,
•	terminating existing relationships, contractual rights or obligations of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;
•	terminating any joint venture or other arrangement of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;
•	creating any relationship, contractual right or obligation of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;
•	agreeing to change or modify any course of conduct, or otherwise limit freedom of action, regarding the operations or governance of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;
•
effectuating any other change or restructuring of Grubhub or Just Eat Takeaway.com or their respective subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with, the FTC, the DOJ, CFIUS or any other governmental authority in connection with any of the foregoing and, in the case of actions by or with respect to Grubhub, by consenting to such action by Grubhub);

•
taking any actions or making any behavioral commitments that may limit or modify Grubhub’s, Just Eat Takeaway.com’s or their respective subsidiaries’ rights of ownership in, or ability to conduct the business of, or with respect to one or more of their respective operations, divisions, businesses, product lines, specific products, categories of products, consumers, specific assets or categories of assets; and

•
defending through litigation any claim asserted in court or administrative or other tribunal by any person (including any governmental authority) in order to avoid entry of, or to have vacated or terminated any restraint that would prevent Completion prior to the end date.

Notwithstanding the foregoing, none of those obligations shall (1) require any party to the Merger Agreement to take, accept or agree to, (2) permit Grubhub or any of its subsidiaries, without the prior written consent of Just Eat Takeaway.com to take, accept or agree to or (3) require Just Eat Takeaway.com to consent to Grubhub or any of its subsidiaries taking, accepting or agreeing to, any restrictions if such restrictions, individually or in the aggregate with all other actions undertaken with respect to the regulatory matters contemplated above, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Just Eat Takeaway.com and its subsidiaries (including for these purposes Grubhub and its subsidiaries), taken as a whole, following Completion.
Just Eat Takeaway.com will, after consulting with and considering in good faith the views of Grubhub, direct and control all matters in connection with respect to antitrust laws, CFIUS approval or any other applicable law raised by a governmental authority seeking a restraint on the transactions contemplated by the Merger Agreement.
Each party will use its reasonable best efforts to:
•
cooperate in all respects with the other party, including furnishing such necessary information and assistance as the other may reasonably request, in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to the transactions contemplated by the Merger Agreement, including any proceeding initiated by a private person;

•
give prompt notice to the other party of and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received from a governmental authority or any private person whose consent is or may be required in connection with the transactions contemplated by the Merger Agreement (or who alleges as much) in connection with the transactions contemplated by the Merger Agreement;
•
prior to submitting certain materials to a governmental authority or private person whose consent is or may be required in connection with the transactions contemplated by the Merger Agreement (or who alleges as much) in connection with the transactions contemplated by the Merger Agreement, allow the other party to review and discuss such materials in advance of submission, and consider in good faith the comments of the other party in connection with, any such materials;

•	keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining such consents and approvals; and
•
not independently participate in any substantive meeting, hearing, proceeding or discussions with or before a governmental authority in connection with the transactions contemplated by the Merger Agreement, without giving the other party or their counsel reasonable prior notice, and if permitted by such governmental authority, the opportunity to attend or participate.

Indemnification and Insurance
Under the terms of the Merger Agreement, Just Eat Takeaway.com has agreed to cause the initial surviving company and the final surviving company to, from and after the first effective time until the sixth anniversary of the first effective time, indemnify, defend and hold harmless, each current and former director, officer and employee of Grubhub and any subsidiary of Grubhub and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Grubhub or any of its subsidiaries (each, an “indemnified party”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, inquiry, proceeding or investigation (whether civil, criminal, administrative or investigative) arising out of, relating to or in connection with any action or omission relating to indemnified party’s position with Grubhub or Grubhub’s subsidiaries with respect to any matters existing or occurring at or prior to the effective time of the initial merger to the fullest extent permitted by applicable law and Grubhub’s articles of incorporation and bylaws as of the date of the Merger Agreement (“Grubhub’s organizational documents”) and to assume all obligations of Grubhub and its subsidiaries to the indemnified parties in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the Grubhub’s organizational documents and any applicable indemnification agreements.
For a period of six years following the effective time of the initial merger, Just Eat Takeaway.com will cause to be maintained in effect at least the same coverage provided by the policies of a directors and officers liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement maintained by Grubhub and its subsidiaries with respect to matters arising on or before the effective time of the initial merger either through Grubhub’s existing insurance provider or another provider. However, Just Eat Takeaway.com is not required to pay annual premiums in excess of 300% of the last annual premium paid by Grubhub, but Just Eat Takeaway.com must purchase as much coverage as reasonably practical for such maximum premium. Alternatively and in lieu of the foregoing, Grubhub may at any time purchase “tail” insurance coverage at a cost no greater than the aggregate amount Just Eat Takeaway.com would be required to spend under the Merger Agreement, that provides coverage no materially less favorable than the coverage described in the preceding sentences of this paragraph.
Employee Benefit Matters
The Merger Agreement requires that, until the later of (i) the one year anniversary of the first effective time and (ii) 31 December 2021 (the “continuation period”) Just Eat Takeaway.com will generally provide each employee of Grubhub and its subsidiaries with:
•	annual base salary or base wages that are no less favorable than those provided to such employee immediately before the first effective time;
•	cash and equity incentive compensation opportunities that are no less favorable than what was provided to such employee immediately before the first effective time;

•
employee benefits that are comparable in the aggregate to those provided to such employee immediately before the first effective time (excluding defined benefit pension, post-employment health and welfare benefits, equity-based compensation and change of control, retention or other one-off awards); and

•
with respect to each continuing employee whose employment terminates during the continuation period, severance pay and benefits at levels equal to the greater of those provided under (x) Grubhub severance policies and (y) Just Eat Takeaway.com’s severance policies that are applicable to similarly situated employees of Just Eat Takeaway.com.

Just Eat Takeaway.com will credit, for all purposes other than defined benefit pension accrual, under Just Eat Takeaway.com’s employee benefit plans providing benefits to Grubhub employees continuing with Just Eat Takeaway.com after the first effective time, each such employee’s years of service with Grubhub or any of its subsidiaries, so long as that recognition does not result in the duplication of benefits.
Just Eat Takeaway.com has also agreed to continue Grubhub’s annual incentive plans for the performance period during which the first effective time occurs through the end of the applicable performance period and pay each eligible employee the bonus to which such employee would be entitled for such performance period based on actual performance, and otherwise in accordance with the terms of such plans.
Equity Based Compensation
Assumed options. At the first effective time, each outstanding option that represents the right to acquire Grubhub Shares (each, a “Grubhub option”) will be converted into an option (each, an “assumed option”) to purchase a number of New Just Eat Takeaway.com ADSs (or New Just Eat Takeaway.com Shares, as determined by Just Eat Takeaway.com acting reasonably) (rounded down to the nearest whole New Just Eat Takeaway.com ADS or Just Eat Takeaway.com Share) equal to the product of (1) the number of Grubhub Shares subject to the stock Grubhub option immediately prior to the first effective time and (2) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such stock option immediately prior to the first effective time divided by (B) the exchange ratio.
Assumed RSUs. At the first effective time, each outstanding restricted stock unit with respect to Grubhub Shares (each, a “Grubhub RSU”) will be converted into a restricted stock unit of Just Eat Takeaway.com (each, an “assumed RSU”) with respect to a number of New Just Eat Takeaway.com ADSs (or Just Eat Takeaway.com Shares, as determined by Just Eat Takeaway.com acting reasonably) (rounded to the nearest number of whole New Just Eat Takeaway.com ADS or Just Eat Takeaway.com Share) equal to the product of (1) the number of Just Eat Takeaway.com Shares subject to the Grubhub RSU immediately prior to the first effective time and (2) the exchange ratio.
Each assumed option and assumed RSU will be subject to the same terms and conditions (including vesting) as the Grubhub option or Grubhub RSU to which such award relates, except that, at the election of Just Eat Takeaway.com, the Just Eat Takeaway.com Shares underlying such converted awards, may upon exercise of the assumed option or settlement of the assumed RSU be deposited in Stichting Administratiekantoor Takeaway.com (the “STAK”), which shall hold such Just Eat Takeaway.com Shares on behalf of the former holder of such assumed option or assumed RSU, and exercise all voting rights with respect to such Just Eat Takeaway.com Shares, and such former holder shall receive one STAK depository receipt in respect of each Just Eat Takeaway.com Share deposited. Each STAK depository receipt shall entitle the holder thereof to all economic benefits of the underlying Just Eat Takeaway.com Shares and, subject to any blackout or restrictions under applicable law, entitle the holder thereof to direct the STAK to sell the underlying Just Eat Takeaway.com Shares and transfer the proceeds to the holder thereof.
Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction
Pursuant to the Merger Agreement, Just Eat Takeaway.com will take all actions necessary to cause (i) the size of the Supervisory Board to be increased by two Just Eat Takeaway.com Supervisory Directors, to be selected by Grubhub, to be appointed as members of the Supervisory Board upon the first effective time (the “Grubhub Supervisory Board nominees”) and (ii) the size of the Just Eat Takeaway.com Management Board to be increased by one Just Eat Takeaway.com Managing Director, selected by Grubhub, to be appointed as member of the Just Eat Takeaway.com Management Board upon the first effective time (the “Grubhub Management Board nominee”). The Grubhub Supervisory Board nominees and the Grubhub Management Board nominee must continue to be members of the Grubhub Board as of immediately prior to Completion. Grubhub has selected Matthew Maloney to be the Grubhub Management Board nominee and Lloyd Frink and David Fisher as the Grubhub Supervisory Board nominees. On 7 October 2020, the Just Eat Takeaway.com Shareholders adopted the necessary resolutions for the appointment of the Grubhub Supervisory Board nominees to the Just Eat Takeaway.com Supervisory Board and the appointment of the Grubhub Management Board nominee to the Just Eat Takeaway.com Management Board.
Other Covenants and Agreements
The Merger Agreement contains certain other covenants and agreements, including covenants relating to:
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cooperation between Just Eat Takeaway.com and Grubhub in the preparation of this proxy statement/prospectus, the registration statement on Form 8-A for the New Just Eat Takeaway.com ADSs, the registration statement on Form F-6 for the New Just Eat Takeaway.com ADSs, the Circular and the EU Prospectus;

•	cooperation among the parties in connection with public announcements;
•	confidentiality and access by each party to certain information about the other party during the period prior to Completion;
•	the establishment by Just Eat Takeaway.com of a sponsored ADR program for the Just Eat Takeaway.com issuance of New Just Eat Takeaway.com ADSs;
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Just Eat Takeaway.com to cause, (1) a sufficient number of New Just Eat Takeaway.com ADSs issued as the merger consideration and to be approved for listing on the NYSE or Nasdaq, subject to official notice of issuance and (2) the New Just Eat Takeaway.com Shares to be approved for admission to (a) listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (b) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

•	cooperation between Just Eat Takeaway.com and Grubhub in connection with any litigation or claim brought or threatened relating to the transactions contemplated by the Merger Agreement; and
•	cooperation between Just Eat Takeaway.com and Grubhub to delist the Grubhub Shares from the NYSE and terminate its registration under the Exchange Act following Completion.
Conditions to the Mergers
The obligations of each of Just Eat Takeaway.com and Grubhub to complete the mergers are subject to the satisfaction or, to the extent legally permissible, waiver on or prior to Completion of the following Conditions:
•	receipt of the Grubhub Stockholder Approval;
•
receipt of Just Eat Takeaway.com Shareholder approval of (a) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a of the Dutch Civil Code, (b) to delegate authority to the Just Eat Takeaway.com Management Board to issue the New Just Eat Takeaway.com Shares and (c) the terms of the Merger Agreement, in each case, by a majority of the votes validly cast by Just Eat Takeaway.com Shareholders at a General Meeting (clauses (a), (b) and (c) together, the “Just Eat Takeaway.com Transactions Approvals”);

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binding nominations for the appointment of the Grubhub Management Board nominee and the Grubhub Supervisory Board nominees not having been overruled by more than half of the votes validly cast, such number of votes representing more than one-third of Just Eat Takeaway.com’s issued share capital, at a General Meeting (the “Just Eat Takeaway.com Board Nominee Approval” and, together with the Just Eat Takeaway.com Transactions Approval, the “Just Eat Takeaway.com Shareholder Approval”);

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the expiration or termination of the applicable waiting period under the HSR Act (the “HSR Condition”), satisfaction of the condition relating to the UK Competition and Markets Authority (“CMA”) (the “CMA Condition”) and receipt of written notification from CFIUS indicating the Transaction is not subject to further review or expiration of any applicable waiting period;

•	the absence of any legal restraints that prevent, make illegal or prohibit Completion;
•	the approval for listing of the New Just Eat Takeaway.com ADSs issuable as the merger consideration on the NYSE or Nasdaq (subject to official notice of issuance);
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the approval for admission of the New Just Eat Takeaway.com Shares to (1) listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities and (2) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

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effectiveness (1) declared by the SEC of the registration statement filed on Form F-4 of which this proxy statement/prospectus forms a part, (2) declared by the SEC of the registration statement on Form F-6 and (3) of the registration statement on Form 8-A (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order); and

•
the approval of the EU Prospectus by the AFM and the FCA, in each case if then applicable, and if then applicable, the AFM’s approval of such EU Prospectus having been notified to the FCA in accordance with applicable rules and regulations.

The obligations of Just Eat Takeaway.com, Merger Sub I and Merger Sub II to complete the Transaction are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following conditions:
•
the representations and warranties of Grubhub relating to organization, standing, corporate power, authority, noncontravention, opinion of financial advisor, brokers, and Grubhub Stockholder Approval being true and correct in all material respects as of first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
the representation and warranty of Grubhub relating to capitalization being true and correct, except for any de minimis inaccuracies taking into account the size of Grubhub, as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

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each other representation and warranty of Grubhub being true and correct (disregarding any “materiality” or “material adverse effect” qualifiers) as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	Grubhub having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to Completion;
•	the absence of a material adverse effect on Grubhub since the date of the Merger Agreement; and
•	receipt of an officer’s certificate executed by the chief executive officer, chief financial officer or general counsel of Grubhub certifying that the five preceding conditions have been satisfied.
The obligation of Grubhub to complete the Transaction is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following conditions:
•
the representations and warranties of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to organization, standing, corporate power, authority, noncontravention, brokers, and Just Eat Takeaway.com Shareholder approvals being true and correct in all material respects as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

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the representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to capitalization being true and correct in all respects, except for any de minimis inaccuracies taking into account the size of Just Eat Takeaway.com, as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
each other representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II being true and correct (disregarding any “materiality” or “material adverse effect” qualifiers) as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;
•
Just Eat Takeaway.com, Merger Sub I and Merger Sub II having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to Completion;

•	the absence of a material adverse effect on Just Eat Takeaway.com since the date of the Merger Agreement; and
•	receipt of an officer’s certificate executed by the chief executive officer or chief financial officer of Just Eat Takeaway.com certifying that the five preceding conditions have been satisfied.
Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the Transaction with the FTC and DOJ on 24 June 2020 and requested early termination of the HSR Act waiting period. The FTC granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition. On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the Transaction, thereby satisfying the CMA Condition. On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS. Approval from CFIUS was received on 3 September 2020. As a result of the foregoing, the Conditions related to antitrust and CFIUS approvals required as part of the Conditions to the Transaction have now been satisfied. However, there can be no assurances as to the absence of any litigation challenging regulatory approvals received.
On 7 October 2020 Just Eat Takeaway.com held an Extraordinary General Meeting and obtained the required approvals from Just Eat Takeaway.com Shareholders. The Condition relating to the Just Eat Takeaway.com Shareholder Approval has now been satisfied.
Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the first effective time, whether before or after receipt of the Grubhub Stockholder Approval or the Just Eat Takeaway.com Shareholder Approval, under the following circumstances:
•	by mutual written consent of Just Eat Takeaway.com and Grubhub; or
•	by either Just Eat Takeaway.com or Grubhub in the event that:
•
the first effective time has not occurred on or before 31 December 2021 (the “end date”), however, no party may terminate the Merger Agreement if the first effective time has not occurred by the end date if the Transaction has not been completed due, in whole or part, to a breach by such party of its representations and warranties or failure to perform its obligations under the Merger Agreement;

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a legal restraint that enjoins, restrains, prevents or prohibits Completion becomes final and unappealable, unless the legal restraint is due, whole or in part, to such party’s failures to perform its obligations under the Merger Agreement, including its obligations to use its reasonable best efforts to complete the Transaction and the other transactions contemplated by the Merger Agreement as promptly as practicable (as described above in “—Efforts to Complete the Transaction” beginning on page 159 of this proxy statement/prospectus);

•	the Grubhub Stockholder Approval is not obtained at the Grubhub Stockholder Meeting;
•	the Just Eat Takeaway.com Shareholder Approval is not obtained at the Extraordinary General Meeting;
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the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the applicable conditions to the terminating party’s obligations to complete the Transaction would not then be satisfied and such breach is not reasonably capable of being cured by the end date or, if reasonably capable of being cured, has not been cured within 30 days after giving written notice to the other party of such breach, except that no party may terminate the Merger Agreement for this reason if such party is then in material breach of any covenant or agreement in the Merger Agreement or if such party’s representations or warranties are not true and correct such that the applicable conditions to the other party’s obligations to complete the Transaction would not then be satisfied;
•
prior to obtaining the approval of the other party’s shareholders required to complete the Transaction, the board or boards, as applicable, of the other party effects or effect an adverse recommendation change (as described above in “—Recommendation of the Grubhub Board” beginning on page 155 of this proxy statement/prospectus and “—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus); or

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prior to obtaining approval of the party’s stockholders or shareholders required to complete the Transaction, in order to enter into an alternative acquisition agreement (as described above in “—Recommendation of the Grubhub Board” beginning on page 155 of this proxy statement/prospectus and “—Recommendation of the Just Eat Takeaway.com Boards” beginning on page 157 of this proxy statement/prospectus).

If the Merger Agreement is terminated, the Merger Agreement will become null and void, without any liability or obligation on the part of any party, except in the case of fraud or a willful and material breach of the Merger Agreement (subject to certain limitations), and except that certain provisions of the Merger Agreement, including those relating to confidentiality, fees and expenses (including termination fees), effect of termination and certain other general provisions, will survive termination of the Merger Agreement.
Expenses and Termination Fees
Except as described below, each party will pay all fees and expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.
If the Merger Agreement is terminated, Just Eat Takeaway.com will be entitled to receive a termination fee of $144 million from Grubhub in the event that:
•	Grubhub terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;
•
the Grubhub Board, or any committee thereof, effects a Grubhub adverse recommendation change prior to obtaining the Grubhub Stockholder Approval and Just Eat Takeaway.com terminates the Merger Agreement as a result of such change in recommendation; or

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(1) the Merger Agreement is terminated because the Transaction has not occurred by the end date, the Grubhub Stockholder Approval is not obtained at the Grubhub Stockholder Meeting or Grubhub breached its obligations under the Merger Agreement, (2) prior to such stockholder vote (in the case of a termination due to the failure to obtain the Grubhub Stockholder Approval) or termination (in all other cases) and after the date of the Merger Agreement, a Grubhub takeover proposal that contemplates acquiring a majority of the capital stock or assets of Grubhub was made known to Grubhub or the Grubhub Board or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Grubhub takeover proposal has been publicly disclosed) prior to the Grubhub Stockholder Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Grubhub completes or enters into a definitive agreement with respect to and subsequently completes, any Grubhub takeover proposal of such type.

If the Merger Agreement is terminated, Grubhub will be entitled to receive a termination fee of $144 million from Just Eat Takeaway.com in the event that:
•	Just Eat Takeaway.com terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;
•
the Just Eat Takeaway.com Management Board or Just Eat Takeaway.com Supervisory Board, or any committee thereof, effects an adverse recommendation change prior to obtaining Just Eat Takeaway.com Shareholder Approval and Grubhub terminates the Merger Agreement as a result of such change in recommendation; or

•
(1) the Merger Agreement is terminated because the Transaction has not occurred by the end date, the Just Eat Takeaway.com Shareholder Approval is not obtained at the Extraordinary General Meeting or Just Eat Takeaway.com breached its obligations under the Merger Agreement, (2) prior to such shareholder vote (in the case of a termination due to the failure to obtain Just Eat Takeaway.com Shareholder Approval) or termination (in all other cases) and after the date of the Merger Agreement, a Just Eat Takeaway.com takeover proposal that contemplates acquiring a majority of the capital stock or assets of Just Eat Takeaway.com was made known to Just Eat Takeaway.com or the Just Eat Takeaway.com Boards or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Just Eat Takeaway.com takeover proposal has been publicly disclosed) prior to the Extraordinary General Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Just Eat Takeaway.com completes or enters into a definitive agreement with respect to and subsequently completes, any Just Eat Takeaway.com takeover proposal of such type.

Amendments and Waivers
Amendment. The Merger Agreement may be amended by the parties at any time before or after receipt of the Just Eat Takeaway.com Shareholder Approval or the Grubhub Stockholder Approval. However, after the Just Eat Takeaway.com Shareholder Approval or the Grubhub Stockholder Approval have been received, no amendment may be made that would require further approval by such shareholders or stockholders under applicable law or that reduces the merger consideration or adversely affects Grubhub Stockholders, without the approval of such shareholders or stockholders.
Waiver. At any time prior to the first effective time, any party may (1) waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement, (2) extend the time for the performance of the obligations or other acts of the other parties contained in the Merger Agreement, (3) waive compliance by the other parties with any of the agreements contained in the Merger Agreement or (4) except as otherwise provided, waive the satisfaction of any of the conditions to such party’s obligation to effect the Transaction contained in the Merger Agreement. However, after the Just Eat Takeaway.com Shareholder Approval or the Grubhub Stockholder Approval has been received, no amendment may be made that would require further approval by such shareholders or stockholders under applicable law or that reduces the merger consideration or adversely affects Grubhub Stockholders, without the approval of such shareholders or stockholders.
No Third-Party Beneficiaries
The Merger Agreement is not intended to confer any rights or remedies upon any person other than (1) the parties thereto and (2) if the first effective time occurs, (a) the rights of Grubhub Stockholders, holders of Grubhub options and holders of Grubhub RSUs to receive the merger consideration and (b) as described above in “—Indemnification and Insurance” beginning on page 161 of this proxy statement/prospectus, the indemnified parties.
Enforcement
Just Eat Takeaway.com and Grubhub have agreed in the Merger Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. Just Eat Takeaway.com and Grubhub have agreed that, prior to the termination of the Merger Agreement, they will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Transaction, including the right of a party to cause the other parties to complete the Transaction and other transactions contemplated by the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity. Just Eat Takeaway.com and Grubhub have further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason. No party is required to prove damages or obtain a bond as a condition to obtaining specific performance as a remedy.
Governing Law
The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws that would cause the application of the laws of any jurisdiction other than the State of Delaware, except any provision which expressly relates to the fiduciary duties of directors which arise under the laws of the Netherlands which are governed by, and construed in accordance with the laws of the Netherlands. Just Eat Takeaway.com and Grubhub have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, to the extent that court declines to accept jurisdiction over a particular matter, any federal court located in Delaware, in the event any dispute among the parties to the Merger Agreement arises out of the Merger Agreement or the transactions contemplated by the Merger Agreement.

THE VOTING AND SUPPORT AGREEMENT
The following summarizes the material provisions of the Voting and Support Agreement. This summary does not purport to be complete and may not contain all of the information about the Voting and Support Agreement that is important to you. The rights and obligations contained in the Voting and Support Agreement are governed by the express terms and conditions of the Voting and Support Agreement and not by this summary or any other information contained in this proxy statement/prospectus. You are urged to read the Voting and Support Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the Transaction. This summary is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein.
Concurrently with the execution of the Merger Agreement on 10 June 2020, as inducement for Grubhub to enter into the Merger Agreement, Grubhub entered into the Voting and Support Agreement with Jitse Groen, the CEO of Just Eat Takeaway.com and a Just Eat Takeaway.com Shareholder (via his personal holding company, Gribhold B.V.).
Pursuant to the Voting and Support Agreement, Mr. Groen agreed during the term of the Voting and Support Agreement to, among other things, upon the terms and subject to the conditions therein, vote or cause to be voted all of his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares:
•
in favor of (1) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a of the Dutch Civil Code, the resolution to delegate authority to the Just Eat Takeaway.com Management Board to issue the New Just Eat Takeaway.com Shares and the resolution to approve the terms of the Merger Agreement, (2) the board nominations and (3) approval of the delegation of authority to exclude or limit pre-emptive rights in relation to the issuance of the New Just Eat Takeaway.com Shares;

•
in favor of, at the request of Grubhub, any other matter submitted by Just Eat Takeaway.com related to the transactions contemplated by the Merger Agreement (with the Just Eat Takeaway.com Boards recommending that Just Eat Takeaway.com Shareholders vote to approve such matter);

•
against any Just Eat Takeaway.com takeover proposal or any agreement providing for any Just Eat Takeaway.com takeover proposal or any other matter submitted for shareholder approval at the Extraordinary General Meeting related to a Just Eat Takeaway.com takeover proposal;

•
against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Voting and Support Agreement, (2) result in a material breach of any covenant, representation, warranty or any other obligation or agreement contained in the Merger Agreement or the Voting and Support Agreement, (3) result in any Condition not being satisfied or (4) prevent or materially delay, frustrate or impede the approval, implementation or consummation of any of the transactions contemplated by the Merger Agreement, or any of the documentation or transactions included in, contemplated by, or in connection with, the Merger Agreement or the Voting and Support Agreement.

Mr. Groen has also agreed, subject to certain exceptions, not to sell or otherwise transfer his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares.
The Voting and Support Agreement will terminate upon the earliest of (1) the mutual written agreement of each party, (2) immediately following Completion, (3) the termination of the Merger Agreement in accordance with its terms, (4) the Just Eat Takeaway.com Boards changing their recommendations related to the transactions contemplated by the Merger Agreement adverse to Grubhub and (5) such time that the Merger Agreement is amended without the written consent of Mr. Groen in a manner that increases the merger consideration or is adverse to Mr. Groen relative to other Just Eat Takeaway.com Shareholders.
As at     2021, Mr. Groen’s (direct and indirect) holding of Just Eat Takeaway.com Shares comprised approximately    % of Just Eat Takeaway.com’s total issued share capital.

BUSINESS OF THE JUST EAT TAKEAWAY.COM GROUP
Overview
The Just Eat Takeaway.com Group is a leading global online food delivery marketplace in terms of GMV, connecting millions of consumers in the United Kingdom, Germany, Canada, the Netherlands and the “Rest of World”, composed of Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, with approximately 207,000 local restaurants through its websites and apps. Its network benefits both restaurants and consumers, driving continued growth. For restaurants, partnering with the Just Eat Takeaway.com Group typically means that the number of orders they receive through the marketplace increases year-on-year through the benefits of the Just Eat Takeaway.com Group’s broad marketing presence and brand strength.
As of 31 December 2020, the Just Eat Takeaway.com Group had almost     full-time employee equivalents, of which     represent the full-time employee equivalents of the approximately     couriers on the road. Full-time employee equivalents are calculated by dividing the contracted weekly hours of an employee by the standard weekly hours for such employee’s country of employment. Employees are individuals with whom the Just Eat Takeaway.com Group has an employment agreement and includes employees with a part-time employment agreement. Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) hired workers, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants. In the six months ended 30 June 2020, the Just Eat Takeaway.com Group processed 257 million orders by consumers through the Just Eat Takeaway.com Group’s websites and mobile applications (i.e., excluding orders processed through third party websites for its restaurant partners) (“Orders”) on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2019.
The Just Eat Takeaway.com Group derives its revenue principally from commissions based on the GMV of the food ordered through its marketplace and, to a lesser extent, from delivery fees, online payment services fees from restaurants and other services that the Just Eat Takeaway.com Group provides to participating restaurants. The Just Eat Takeaway.com Group’s marketplace business model relies on participating restaurants delivering food themselves, with the Just Eat Takeaway.com Group’s platform serving as a source of Orders for participating restaurants and facilitating online payment processes.
Historically, independent restaurants were dependent on local marketing, primarily through the distribution of flyers and paper menus, which limited their reach. The Just Eat Takeaway.com Group expands options for these restaurants, offering access to a wider consumer-base and providing publicity at a relatively low cost, which results in an increase in Orders for these restaurants. In addition, the Just Eat Takeaway.com Group provides its own logistical food delivery services for Orders from restaurants that do not deliver themselves (“Delivery”). This service has expanded rapidly following its launch in 2016, creating the current hybrid model of the marketplace enhanced by the targeted offering of Delivery that the Just Eat Takeaway.com Group believes is well placed to retain, enhance or gain market-leading positions.
The Just Eat Takeaway.com Group’s focus is on delivering a superior consumer experience and clear benefits to restaurants on its marketplace, thereby promoting network effects that enhance the value of the marketplace for both consumers and restaurants. Its marketplace connects consumers and restaurants by enabling consumers using mobile devices and personal computers to browse, select, order and pay for food through an easy-to-use interface that is designed to offer a high-quality user experience.
The Just Eat Takeaway.com Group benefits from network effects as the number of consumers and restaurants on its marketplace has grown continuously. As the number of consumers increases, more Orders and higher GMV are generated, attracting more restaurants to its marketplace, which enhances and diversifies the offering, in turn attracting more consumers. The self-reinforcing nature of these network effects not only benefits consumers and restaurants but also helps the Just Eat Takeaway.com Group to sustain its strong position and ultimately enhances its ability to produce positive segment adjusted EBITDA.
The Just Eat Takeaway.com Group has over time made a number of acquisitions that have enhanced its position (see “—Key Factors Affecting Results of Operations—Acquisitions and Divestitures” beginning on page 200 of this proxy statement/prospectus).

History, Development and Highlights
The Just Eat Takeaway.com Group’s operations commenced in 2000 when the founder and CEO, Jitse Groen, launched one of the world’s first online food delivery marketplaces, www.thuisbezorgd.nl, in the Netherlands. The rapid dissemination and adoption of broadband internet services in the Netherlands in 2003 was an important driver of the growth of the business. By 2007, the Just Eat Takeaway.com Group was connecting restaurants and consumers of logistical food delivery services in over 40 cities in the Netherlands. The Just Eat Takeaway.com Group has demonstrated strong organic growth throughout its history.
From 2007, the Just Eat Takeaway.com Group began to expand into new geographical markets through organic growth of its then-existing services, entering online food delivery in Belgium and Germany in that year, followed by additional markets including Austria (2008) and Switzerland (2014). In 2012, the Just Eat Takeaway.com Group engaged in its first external equity fundraising round primarily in order to finance this continued growth and strengthen its activities in the Netherlands and Belgium.
In 2016, the Just Eat Takeaway.com Group started offering Delivery in select cities in strategic markets to target those restaurants that do not currently offer their own logistical food delivery services.
Continued Growth through Material Acquisitions
The Just Eat Takeaway.com Group believes that mergers and acquisitions can be utilized to accelerate its strategic goals where it is able to acquire businesses which are leading platforms, where the target business enhances current market positions or where the target business enhances the Just Eat Takeaway.com Group’s overall consumer or restaurant proposition. The Just Eat Takeaway.com Group further believes in rapid integration of its acquired businesses and their operations within the Just Eat Takeaway.com Group organization, implementing the “One Company, One Brand, One IT Platform” strategy. When making acquisitions, the Just Eat Takeaway.com Group has also sought to retain local management. For example, in the case of the acquisition of Lieferando.de in 2014, the Just Eat Takeaway.com Group succeeded in retaining Jörg Gerbig, the founder of Lieferando.de, as a member of the Just Eat Takeaway.com Group’s senior management as the chief operating officer of Just Eat Takeaway.com.
The Just Eat Takeaway.com Group uses acquisitions to expand geographically or enhance the Just Eat Takeaway.com Group’s offering. For example, in 2018, Just Eat Takeaway.com acquired 10bis.co.il Ltd (“10bis”), the leading online food marketplace in Israel in terms of GMV with advanced technology and expertise in the corporate market, acquired Foodarena, a Swiss food delivery marketplace, and acquired BGmenu in Bulgaria and Oliviera in Romania, with total consideration of €132.8 million paid for all acquisitions in 2018. The 10bis acquisition facilitated both the acquisition of an Israeli leader in terms of GMV and the technology which formed the basis of Takeaway Pay (as defined below), which was incorporated into the Just Eat Takeaway.com Group’s platform.
Acquisition activity has also facilitated expansion of the scale of the Just Eat Takeaway.com Group’s business, in particular the acquisition of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany, from Delivery Hero in 2019 and the combination with Just Eat in 2020. These transactions supported the strategic aims both in individual markets and by acquiring or enhancing positions in certain of the world’s largest profit pools in food delivery, which can be used to further support investment across the Just Eat Takeaway.com Group. In April 2019, Just Eat Takeaway.com acquired the German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany (the “Acquired German Businesses”), for a total consideration of €1.2 billion consisting of cash and Just Eat Takeaway.com Shares (the “German Businesses Acquisition”). Following the “One Company, One Brand, One IT Platform” strategy, the Just Eat Takeaway.com Group migrated the websites operating under the names Lieferheld, Pizza.de, and Foodora.de within three weeks to Lieferando.de, which it believes is a record in the industry for a platform migration of such size. This ensured that all new consumers in Germany would have a single consumer experience. The German Businesses Acquisition consolidated the leading position in Germany and led to a substantial increase in adjusted EBITDA for the Germany segment, driven primarily by marketing synergies. Just Eat Takeaway.com also divested its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp. in 2019 in exchange for a 0.24% stake in Woowa Brothers Corp.

Takeaway.com N.V. acquired Just Eat plc (another European food delivery business) in 2020, for a total consideration of €7.4 billion. The all-share combination between Just Eat plc and Takeaway.com N.V. became effective on 31 January 2020 and, with effect from completion of the Just Eat Acquisition, Takeaway.com N.V. was renamed Just Eat Takeaway.com N.V. Subsequently on 15 April 2020, following the lifting of a hold separate order issued by the CMA on 30 January 2020 that prohibited integration of the businesses, the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. As a result of the Just Eat Acquisition, the Just Eat Takeaway.com Group has leading positions based on GMV in three of the world’s largest profit pools for online food delivery: the UK, Germany and the Netherlands.
The Just Eat Group operated in complementary geographic regions, with the Just Eat Acquisition bringing enhanced scale and geographical diversification to the Just Eat Takeaway.com Group. The increased resources following the Just Eat Acquisition allow the Just Eat Takeaway.com Group to invest more efficiently and effectively in markets to capture additional growth opportunities, maintain its competitiveness, strengthen leading positions and create sustainable shareholder value. Following the Just Eat Acquisition, the Just Eat Takeaway.com Group has greater flexibility to target investments in key markets in a fast-evolving sector with well-capitalized competition. Enhanced scale and leading positions enable the Just Eat Takeaway.com Group to leverage best practices from the Just Eat Group and the legacy Takeaway.com businesses to create the broadest possible offering to both restaurant partners and consumers. By pooling knowledge and best practices from across the legacy Takeaway.com businesses and the acquired Just Eat Group business, the Just Eat Takeaway.com Group is able to draw on its global employee base to realize growth opportunities and address evolving market challenges.
Following the lifting of the CMA’s hold separate order regarding the Just Eat Acquisition on 15 April 2020, the Just Eat Takeaway.com Group has made substantial progress with the integration of the Just Eat Group business, following its “One Company, One Brand, One IT Platform” strategy. The organizational structure of the integrated group has been established with executive and senior management roles aligned across the whole Just Eat Takeaway.com Group and an operating model structure put in place across all markets. To benefit from global brand recognition, all Just Eat Group brands have adopted the Just Eat Takeaway.com logo and brand identity. Just Eat Takeaway.com management believes the Just Eat Group brands, despite their recent growth, have seen underinvestment in recent years. To strengthen, expand or recapture leading positions throughout the territories in which the Just Eat Group business has historically operated, the Just Eat Takeaway.com Group has embarked on an aggressive investment program and will invest significantly in the United Kingdom, Canada, Australia, Italy, Spain, France and several other markets in which the Just Eat Group business has historically operated. Reflecting the “One IT Platform” strategy, the Swiss and French businesses of Group Just Eat Group have been successfully migrated to the Just Eat Takeaway.com Group’s central European information technology (“IT”) platform and other markets will follow in due course. Just Eat Takeaway.com anticipates that, by the time of Completion, the process of integrating the Just Eat Group into the Just Eat Takeaway.com Group will be substantially complete.
Corporate Information
Just Eat Takeaway.com carried out its initial public offering in September 2016, listing and trading on Euronext Amsterdam since such time under the trading symbol “TKWY” and is currently included in the AEX index. However, in connection with the Just Eat Acquisition, Just Eat Takeaway.com announced its intention to apply for delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam, such delisting to become effective as soon as possible under applicable Dutch law and the rules, regulations and announcements of Euronext Amsterdam N.V. The delisting is currently envisaged to occur, subject to review by Euronext Amsterdam N.V., in 2021.
Since 3 February 2020, Just Eat Takeaway.com Shares are also admitted to the premium listing segment of the UK Official List and to trading on the London Stock Exchange’s main market for listed securities under the trading symbol “JET”. The UK Official List is the definitive record of whether a company’s securities are officially listed in the UK, with each entry showing, among other things, the security listed, its issuer and the security’s listing category. Under the Listing Rules, there are two principal forms of listing available for the equity shares of commercial companies traded on the London Stock Exchange’s main market for listed securities: (i) the ‘standard’ segment; and (ii) the ‘premium’ segment, designed to offer shareholders additional rights and protections. For example, companies with a premium listing are required to comply with certain provisions relating to ‘significant’ and ‘related party’ transactions, as well as more extensive requirements relating to the content of circulars issued to shareholders. For this reason, only companies with a premium listing are eligible for inclusion in the FTSE UK Index Series.

Just Eat Takeaway.com was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on 30 December 2005 and operates under the laws of the Netherlands. Just Eat Takeaway.com was converted to a public limited liability company (naamloze vennootschap) on 3 October 2016. The seat of Just Eat Takeaway.com is in Amsterdam, the Netherlands, and its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. Just Eat Takeaway.com’s telephone number is +31 (0)20 210 7000 and its website is https://justeattakeaway.com. Just Eat Takeaway.com is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 08142836 and its legal entity identifier is 724500FVZIBSSQ7SHI95. The current business address of Just Eat Takeaway.com’s agent for service of process and authorized representative in the United States for this proxy statement/prospectus, Puglisi & Associates, is 850 Library Avenue, Suite 204, Newark, Delaware 19711. The web address of Just Eat Takeaway.com has been included as an inactive textual reference only. Just Eat Takeaway.com’s website and the information contained therein or connected thereto are not intended to be incorporated by reference into this proxy statement/prospectus.
Capital Expenditures
The Just Eat Takeaway.com Group owns property and equipment, including right of use assets, leasehold improvements and other equipment. The Just Eat Takeaway.com Group’s current capital expenditures primarily relate to the routine acquisition of property, plant and equipment, which is financed from operating cash flows. Investment in property and equipment was €9 million for the six months ended 30 June 2020 and €8 million and €4 million for the years ended 31 December 2019 and 31 December 2018, respectively, in each case, related primarily to office equipment for the use in the Just Eat Takeaway.com Group’s various leased office spaces. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group—Liquidity and Capital Resources—Capital Expenditure” beginning on page 221 of this proxy statement/prospectus for further discussion and “Business of the Just Eat Takeaway.com Group—Property, Plant and Equipment” beginning on page 179 of this proxy statement/prospectus for a list of material leased office spaces.
Strategy
Based on its experience and behavioral knowledge, the Just Eat Takeaway.com Group believes that online food delivery is a “winner takes most” industry, benefitting from favorable network effects where restaurant supply, consumer acquisition and order growth are mutually reinforcing and provide a tailwind to the established market leader. In order to achieve its goals of being the clear and sustainable market leader in each of its markets, the Just Eat Takeaway.com Group focuses on a set of strategic priorities:
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Maintain and expand leadership position: The Just Eat Takeaway.com Group believes that online food delivery is a “winner takes most” industry where the leaders in each market will continue to benefit from tailwinds to growth through favorable network effects. Therefore, it believes continued investments in leading positions are critical to long-term growth.

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Offer the widest and most convenient choice of restaurants: The Just Eat Takeaway.com Group believes that offering the best choice of restaurants is critical in building an attractive consumer proposition and driving consumer acquisition and retention. The Just Eat Takeaway.com Group continues to invest in its local restaurant salesforces to attract new restaurants to its platform, seeking to sign up all categories of cuisines and restaurant types. The Just Eat Takeaway.com Group is also investing in expanding its own Delivery services, which expands the addressable market and enables it to offer the broadest restaurant selection to consumers.

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Grow consumer base through leading top-of-mind brand awareness and loyalty: The Just Eat Takeaway.com Group believes that being the most recognized food delivery brand in a market drives the acquisition of new consumers and the reorder rates of returning consumers, as the purchase decision is often impulsive and consumers are more likely to use a brand which is immediately top-of-mind. The Just Eat Takeaway.com Group also strives to form an integral part of its consumers’ daily lives, and invests in loyalty mechanisms and consumer relationship management to drive reorder rates. High brand awareness and loyalty also increase direct traffic to the Just Eat Takeaway.com Group’s websites and mobile applications, thereby reducing marketing costs per order over time.

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Enhance end-to-end consumer experience through technology, consumer service and price leadership: The Just Eat Takeaway.com Group constantly seeks to improve its consumer proposition by enhancing its technology platform and product user experience, optimizing its fulfilment operations and Delivery services, and continually improving its consumer service. The Just Eat Takeaway.com Group also aims to remove any barriers to ordering by providing sustainable consumer price leadership in every market. The Just Eat Takeaway.com Group believes these ongoing efforts to improve the consumer experience drive greater acquisition and order frequency.

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Enhance restaurant value through integrated solutions and services to support their operations: The Just Eat Takeaway.com Group enables restaurant partners to optimize their daily operations and grow their businesses through point-of-sale integrated tools and services, and is continuing to invest in developing full end-to-end solutions to allow restaurants to drive further value from partnering with the Just Eat Takeaway.com Group.

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“One Company, One Brand, One IT Platform”: The Just Eat Takeaway.com Group strongly believes in its “One Company, One Brand, One IT Platform” approach as the most efficient and effective way to operate an online food delivery business. This is reflected in the Just Eat Takeaway.com Group’s optimized organizational structure, focus on a single global brand identity and drive towards a consolidated technology platform.

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Invest for sustainable growth and profitability, both organically and through disciplined acquisitions: The Just Eat Takeaway.com Group seeks to generate sustainable profits for its shareholders over the long term, including through launching and scaling new opportunities which enhance its proposition to consumers and restaurants, and the continuous evaluation of strategic opportunities (including acquisitions, divestments and merger opportunities). Strategically beneficial mergers and acquisitions could include acquiring new, or enhancing existing, market leading positions, accessing new areas of growth and enhancing its capability set and/or consumer proposition.

Brands
The Just Eat Takeaway.com Group has a single global brand identity and runs a single brand in each country in which it operates, as it believes this is the most efficient and effective approach to reach consumers. The Just Eat Takeaway.com Group is able to concentrate all marketing efforts around a single brand with only a limited organization; and it is effective because it can offer the broadest possible restaurant and cuisine selection to consumers—meaning the Just Eat Takeaway.com Group can appeal to the entire market, rather than to specific segments. Each local restaurant has its own “brand strength” in the local area, making the Just Eat Takeaway.com Group offering “hyper-local”, with each restaurant also benefiting from the efforts of the entire marketing operation.
Products and Services
The following is a list of the Just Eat Takeaway.com Group’s primary products and services. The Just Eat Takeaway.com Group derives its revenue principally from commissions based on the GMV of the food ordered through its online marketplace and, to a lesser extent, from delivery fees, online payment services fees from restaurants and other services that the Just Eat Takeaway.com Group provides to participating restaurants.
Just Eat Takeaway.com Group Websites and Apps
The Just Eat Takeaway.com Group offers an online marketplace where supply and demand for food delivery and food ordering meet. Consumers can use the Just Eat Takeaway.com Group’s mobile applications or access the Just Eat Takeaway.com Group’s websites in order to view restaurants that deliver to the area where they are located and to order food online using an interface that is easy to use and intuitive and that guides the consumer through restaurant and menu options. Restaurant options for a particular location are algorithmically ranked and presented according to the consumer’s search and a number of factors designed to achieve particular operational outcomes, including promoted placements, whereby restaurants pay a fee in order to appear higher up in search results.
Consumers can typically choose to make payments online on the Just Eat Takeaway.com Group’s marketplace or in cash to the courier who delivers the meal. The Just Eat Takeaway.com Group facilitates payments by means of debit or credit card or other forms of cashless payment (“Online Payments”). Once consumers have placed an order, they can choose to follow the status of the Order via the Just Eat Takeaway.com Group’s order tracking system that sends push notifications to the consumer’s mobile phone, including that the Order has been placed, when the Order is confirmed by the restaurant (including an expected delivery time), that the Order is being prepared and when the driver of the Order is en route to the consumer when ordering food from a participating restaurant.
Delivery Services
Delivery fuels the network effects by further expanding the offering to consumers and restaurants. By providing Delivery to a select number of restaurants and chains, the Just Eat Takeaway.com Group is able to offer an even broader selection of cuisines and can also add popular branded restaurants such as McDonald’s, Burger King, KFC and Starbucks in certain markets. These additions enhance the ability to acquire new consumers and encourage existing consumers to order more often. Furthermore, the Just Eat Takeaway.com Group’s couriers create a highly visible presence on the streets. Restaurants that use Delivery are integrated within the existing online food delivery marketplace, consistent with the “One Company, One Brand, One IT Platform” approach. Just Eat Takeaway.com believes that its hybrid model, which offers Delivery in select locations in tandem with the core marketplace model, is the most effective strategy to continue to grow its business while remaining focused on achieving overall profitability.
Following the Just Eat Acquisition, the Just Eat Takeaway.com Group’s markets are able to deploy best-in-class Delivery capabilities via both employment and independent courier models. The legacy Takeaway.com delivery service model, known as “Scoober”, employs couriers who are also provided with branded equipment and e-bikes in most cities, creating high visibility for the brand. The legacy Just Eat markets currently typically utilize the technology and operational expertise developed by the Just Eat Takeaway.com Group’s Canadian business, SkipTheDishes (“Skip”). The highly efficient and scalable operational model developed by Skip engages independent contractors as couriers and enabled the business to achieve leading positions in Canada (based on GMV) and achieve positive underlying EBITDA in Canada during the year ended 31 December 2019, one of the first Delivery-focused businesses in the sector to do so. The Just Eat Takeaway.com Group anticipates that the employment-based Scoober model will be the primary model used in continental Europe, including legacy Just Eat markets, due to regulatory requirements and the operational efficiency achieved with a single European platform. Other markets may draw upon both operational models to optimize operational outcomes and goals, including being able to utilize the Scoober employment model in the event of regulatory changes. The Just Eat Takeaway.com Group also anticipates that, following Completion, the independent contractor model, where independent contractors are engaged directly as delivery drivers, will be the primary model used in the United States.
Corporate Services
The Just Eat Takeaway.com Group offers business-to-business services allowing corporate consumers to order food to their offices, and which can include providing employees with meal benefit plans, encouraging employees to order their lunch or dinner with the Just Eat Takeaway.com Group’s partner restaurants. The corporate consumer can assign budgets to employees to order food through the Just Eat Takeaway.com platform and set certain limitations on use. Employees can then order food within the approved budget, which is paid for or subsidized by the employer. Corporate services removes complicated expense processes, with employees able to order on account, and can be integrated with human resources and accounting systems. Corporate services in the UK are provided by the City Pantry brand, which is the UK’s largest business to business catering marketplace, and in Israel by the 10bis brand, the local leader in corporate services in terms of GMV. Corporate services provided under the Takeaway brand (“Takeaway Pay”) are currently available in all markets other than those entered into in connection with the Just Eat Acquisition and will be expanded to legacy Just Eat geographies over time.
Restaurant Software & Services
Restaurants typically receive Orders made by consumers via the Just Eat Takeaway.com Group’s platform through proprietary integrated tablet/printer devices or the restaurant’s own tablet. The Just Eat Takeaway.com Group’s proprietary devices not only transmit Orders but also provide tools for managing the restaurant, including the ability to set promotions or to adjust paid placement, facilitating efficient restaurant engagement.

For branded restaurant groups, the Just Eat Takeaway.com Group also drives value through seamlessly integrating its orders into the restaurant group’s point-of-sale systems to optimize the restaurant’s operational efficiency, in particular through the extensive point-of-sale system integrations developed and deployed by its subsidiary Flyt Limited (formerly named Flypay Limited) (“Flyt”).
Commissions, Delivery Fees and Other Revenue
The Just Eat Takeaway.com Group generates revenue primarily through the Orders placed on its platform. This revenue is derived principally from commissions charged to restaurants based on a percentage of GMV of a particular Order, and, to a lesser extent, consumer service charges for Delivery and payment service fees charged to restaurants for processing online payments.
Commissions
The Just Eat Takeaway.com Group receives commissions on every Order. Commissions are typically a percentage of the GMV per Order and are charged to restaurants on a per Order basis. The Just Eat Takeaway.com Group sets standard commission rates for each of its markets, although actual commission rates charged to particular restaurants in each market vary to some extent due to volume discounts which are provided in certain cases, such as to larger restaurant chains that provide significant Order volumes. The Just Eat Takeaway.com Group periodically assesses the commission rates that it charges in each country and determines whether the rate needs to be maintained or updated. The Just Eat Takeaway.com Group occasionally increases its commission rates to reflect continuous improvements in its value proposition for restaurants, including its investments in marketing and technology, merchandise and other restaurant services, and its expanding network of both consumers and restaurants. Revenue from commissions is also affected by the growing proportion of Orders delivered through Delivery, which carries a significantly higher commission rate than those delivered by the restaurant.
Delivery Fee Revenue
Delivery fee revenue represents consumer Delivery charges in connection with Delivery Orders. The Delivery fee charged per Delivery Order varies depending on the market and also dynamically within markets based on a variety of operational and strategic drivers. Within markets, operational drivers broadly aim to balance Order demand and the Delivery fee charged per Delivery Order with courier supply and costs, as a result of which proportionately higher Delivery fees may be charged at peak times or during inclement weather, which typically increases Order demand and reduces courier supply. Strategic drivers aim to align Delivery fee charged per Delivery Order with Just Eat Takeaway.com’s strategic aims in a given market, such as price leadership, and the impact of such strategic drivers therefore varies by market as a result of the applicable strategic aims.
Other Revenue
The Just Eat Takeaway.com Group also generates other revenue mainly in the form of online payment services fees, promoted placement fees (whereby restaurants are charged a fee in order to appear higher up in search results on the Just Eat Takeaway.com Group’s applications), administration fees and sales of merchandise (including items sold like jackets, restaurant equipment, packaging and banners).
Technology
The Just Eat Takeaway.com Group offers a simple and efficient way for consumers to order their favorite food whenever and wherever they like through its websites and apps. The Just Eat Takeaway.com Group digitizes the entire food ordering experience for consumers, restaurants, corporate consumers and its back office and couriers. The Just Eat Takeaway.com Group believes that speed and ease of use are the most important factors impacting the user experience for consumers and focuses on guiding consumers to find whatever they are looking for and giving them the tools to make their whole food ordering experience better. The Just Eat Takeaway.com Group does this by digitizing the entire food ordering experience for consumers, including checkout and the after-ordering experience, and optimizing the search function on the Just Eat Takeaway.com Group’s website and apps. Digitizing the user experience from a restaurant, back office and driver point of view are important in creating a positive experience for all users. The Just Eat Takeaway.com Group offers multiple digitized products, like its order management software and restaurant portals, to help restaurants manage and optimize their operations. Back office products are continuously being improved to make the Just Eat Takeaway.com Group’s operations scalable, compliant and more efficient. Product and business innovations like Delivery and corporate services enable consumers to order with any restaurant, anywhere at any time and create additional business for new and existing restaurants.
Marketing
The Just Eat Takeaway.com Group focuses on connecting as many consumers to as many restaurants as possible. While the Just Eat Takeaway.com Group’s technology platform enables the connection, marketing continues to be focused on making the actual connections. The Just Eat Takeaway.com Group continues to focus on its strategy for scalable marketing to drive growth and accelerate efficiencies at the same time across its markets. The Just Eat Takeaway.com Group’s marketing strategy prioritizes brand awareness, retention and user frequency, consumer acquisition through performance and restaurant partner services.
Brand Awareness
The Just Eat Takeaway.com Group believes that brand awareness and preference are important drivers of performance in terms of overall consumer interaction, Orders, GMV and the number of restaurants that participate on the Just Eat Takeaway.com Group’s platform. The Just Eat Takeaway.com Group focuses on top-of-mind brand awareness and preference through consistent investment in the key branding channels, including television, online, outdoor and last-mile / courier visibility, in order to drive top-of-mind awareness and brand preference. In 2019, the Just Eat Takeaway.com Group was able to drive brand preference through an increase in its top-of-mind awareness in all countries in which it then operated, including markets where awareness has been high historically, like the Netherlands. The Just Eat Takeaway.com Group has also invested in preparing a holistic and long term vision for the Just Eat Takeaway.com Group’s brand proposition, developing clear guidelines on the key benefits, character and visual identity of the brand and seeking to portray a consistent brand image across all functions.
Retention and User Frequency
The Just Eat Takeaway.com Group also focuses marketing efforts on improving retention and user frequency through campaigns seeking to engage consumers, consumer incentives (such as its loyalty shop supported by external partners) and its stamp card program (supported by restaurant partners), and partnerships with restaurant chains, such as McDonald’s. The Just Eat Takeaway.com Group has established a dedicated retention team and automation technology which, in 2019, resulted in a decrease in churn rates and accelerated increases in Order frequency among active consumers across markets.
Consumer Acquisition through Performance Marketing
The Just Eat Takeaway.com Group seeks to improve consumer acquisition through performance marketing (or pay-per-click/pay-per-Order) campaigns, such as search engine marketing, search engine optimization and affiliate marketing, which directly generate traffic and Orders. The Just Eat Takeaway.com Group also applies consumer-centric automation and utilizes an increasingly app-focused marketing mix to seek to drive more efficient consumer acquisition and brand-building going forward in its markets.
Restaurant Partner Services
The Just Eat Takeaway.com Group believes its relationship with its connected restaurants is critical, as the restaurants’ success is closely linked to its own. Through its Partner Services department, the Just Eat Takeaway.com Group seeks to maximize results for partner restaurants and drive visibility of its own brand. By supporting restaurant owners with relevant and actionable insights and creating brand awareness with innovative campaigns and promotional materials, the Just Eat Takeaway.com Group aims to develop an ecosystem in which all parties benefit. In order to build stronger relationships with restaurant partners and promote their long-term success, the Just Eat Takeaway.com Group continues to expand resources provided through its Partner Services department, including account management and advisory services to assist restaurant partners with maximizing their outcomes through use of the Just Eat Takeaway.com Group’s platform, negotiating pricing for food and non-food, merchandise and disposables with trusted third party suppliers, arranging logistics and boosting awareness with effective marketing campaigns.

Operations
The operations functions of the Just Eat Takeaway.com Group primarily comprise sales, consumer services and courier operations.
The Just Eat Takeaway.com Group’s sales activities are aimed at attracting new restaurants to its platform, seeking to sign up all categories of cuisines and restaurant types in order to drive incremental Orders on the Just Eat Takeaway.com Group’s platforms. The Just Eat Takeaway.com Group employs local sales teams in each of the countries in which the Just Eat Takeaway.com Group operates. Sales teams are responsible for research on restaurants that deliver food or that may be a candidate for the Just Eat Takeaway.com Group’s Delivery services, contact with candidate restaurants and liaising with restaurants that initiate contact with the Just Eat Takeaway.com Group. The Just Eat Takeaway.com Group’s sales teams also operate in close cooperation with its consumer services teams and inform restaurants of, and offers them access to, the Just Eat Takeaway.com Group’s products and services. Following the Just Eat Acquisition and the expansion of Delivery services, Just Eat Takeaway.com also provides central management of global relationships with large branded restaurant groups in order to leverage its international presence and scale.
The Just Eat Takeaway.com Group operates various consumer service functions across its numerous geographical markets. The consumer service team’s responsibilities cover engagement with consumers and restaurants and can be divided into four operational areas: order process management, data management (such as menus and prices), restaurant support and restaurant relationship management.
Reportable Segments
Following the Just Eat Acquisition, the Just Eat Takeaway.com Group has four reportable segments: United Kingdom, Germany, Canada and the Netherlands. All other operating segments are included together in the Rest of the World. See “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information—Reportable Segments—Just Eat Takeaway.com” beginning on page xii of this proxy statement/prospectus for further discussion regarding the increase in the Just Eat Takeaway.com Group’s reportable segments. The Just Eat Takeaway.com Group has non-controlling interests in businesses in Brazil (iFood) and Mexico (ECAC). iFood is classified as an associate for accounting purposes, while the Just Eat Takeaway.com Group’s participation in ECAC is classified as a joint venture, therefore neither business is consolidated, and their results are recognized as a single line item below operating results. As the Just Eat Takeaway.com Group’s operating segments serve only external consumers, there is no inter-segment revenue. Revenue and adjusted EBITDA by segment for the six months ended 30 June 2020, the year ended 31 December 2019 and the year ended 31 December 2018 are presented in the tables below:
Revenue by Segment (€ in millions)
Segment	Six Months Ended 30 June 2020	% of total	Year Ended 31 December 2019	% of total	Year Ended 31 December 2018	% of total
United Kingdom	€154	23%	NA(1)	NA(1)	NA(1)	NA(1)
Germany	€161	24%	€205	49%	€83	36%
Canada	€117	17%	NA(1)	NA(1)	NA(1)	NA(1)
The Netherlands	€80	12%	€119	29%	€96	41%
Rest of World	€163	24%	€92	22%	€53	23%
Total	€675	100%	€416	100%	€232	100%
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

Adjusted EBITDA (€ in millions)
Segment	Six Months Ended 30 June 2020	% of total	Year Ended 31 December 2019	% of total	Year Ended 31 December 2018	% of total
United Kingdom	€63	47%	NA(1)	NA(1)	NA(1)	NA(1)
Germany	€58	43%	€19	158%	€(24)	218%
Canada	€18	13%	NA(1)	NA(1)	NA(1)	NA(1)

Adjusted EBITDA (€ in millions)
Segment	Six Months Ended 30 June 2020	% of total	Year Ended 31 December 2019	% of total	Year Ended 31 December 2018	% of total
The Netherlands	€38	28%	€64	533%	€59	(536)%
Rest of World	€(3)	(2)%	€(25)	(208)%	€(12)	109%
Head Office	€(39)	(28)%	€(46)	(383)%	€(34)	309%
Total	€135	100%	€12	100%	€(11)	100%
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

Until 31 December 2019, Head Office was allocated to the segments. Beginning in the six-month period ended 30 June 2020, Head Office is no longer allocated to the segments. The segment data in the Just Eat Takeaway.com Group’s consolidated financial statements have been recast accordingly. Head Office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board. Not included in Head Office are costs of global IT and product functions, which are allocated to countries and therefore included in segment adjusted EBITDA.
Property, Plant and Equipment
The following table provides an overview of the Just Eat Takeaway.com Group’s material leased office spaces as of the date of this proxy statement/prospectus. The Just Eat Takeaway.com Group does not own material properties.
Location	Size	Owned / leased
Amsterdam, the Netherlands	4,000m2	Leased
Enschede, the Netherlands	7,614m2	Leased
Berlin, Germany (from June 2021)	15,445m2	Leased
Berlin, Germany (until June 2021)	7,962m2	Leased
Tel Aviv, Israel	2,055m2	Leased
Wroclaw, Poland (until 2021)	1,380m2	Leased
Wroclaw, Poland (from 2021)	3,176m2	Leased
Brussels, Belgium	1,142m2	Leased
Sofia, Bulgaria	1,332m2	Leased
Bucharest, Romania	1,578m2	Leased
London, UK	3,903m2	Leased
Borehamwood, UK	2,092m2	Leased
Bristol, UK	1,672m2	Leased
London, UK Flyt	1,213m2	Leased
Tel Aviv, Israel Practi	350m2	Leased
Dublin, Ireland	409m2	Leased
Zurich, Switzerland	550m2	Leased
Paris, France	2,670m2	Leased
Milan, Italy	1,188m2	Leased
Madrid, Spain	900m2	Leased
Calgary, Canada	548m2	Leased
Toronto, Canada	947m2	Leased
Winnipeg, Canada	11,351m2	Leased
Saskatoon, Canada	544m2	Leased
Sydney, Australia	967m2	Leased
Copenhagen, Denmark	1,225m2	Leased

The Just Eat Takeaway.com Group leases 845 square meters of office space in Braunschweig, Germany, which are sub-let.
Seasonality
The Just Eat Takeaway.com Group’s Orders are subject to seasonal fluctuations on a weekly, monthly and annual basis, with ordering activity typically greater in the first and fourth quarter of each financial year when consumers are more likely to order food for delivery because of unfavorable weather conditions and shorter daylight hours in the Northern hemisphere. Similarly, Orders tend to be lower in drier and warmer months when daylight hours are longer and a larger number of consumers opt to dine out or cook at home. The Just Eat Takeaway.com Group generally witnesses lower ordering activity in the third quarter, for example, when consumers are more likely to opt to dine out. However, the impact of seasonality may be diminished by the overall growth of Orders in the periods under review. To the extent performance is impacted by seasonality, the Just Eat Takeaway.com Group’s results of operations in any interim period may not be directly comparable to a different interim period and the Just Eat Takeaway.com Group’s performance in any one interim period may not be an accurate indicator of the Just Eat Takeaway.com Group’s future performance in any annual period.
Other factors which may impact ordinary activity in a given period include the number of weekends and holidays in such period as well as the schedule of major sporting and other cultural events, particularly should the Just Eat Takeaway.com Group be a sponsor of such an event.
Intellectual Property
The Just Eat Takeaway.com Group owns a comprehensive portfolio of trademarks and domain names to protect its brands in all markets in which it operates. As of 30 June 2020, the Just Eat Takeaway.com Group had more than 240 trademarks registered worldwide, including JustEatTakeaway.com, Just-eat.co.uk for the United Kingdom, Thuisbezorgd.nl for the Netherlands, Lieferando.de for Germany and Austria, Pyszne.pl for Poland, for Israel, Scoober, Food Tracker (the IT system that allows restaurants to continuously update consumers on the status of their order in all stages (from the receipt and confirmation of an order, through the preparation of the meal, until the order’s transportation and delivery)) and various trademarks related to “house” logos used by the Just Eat Takeaway.com Group’s brands and businesses throughout the European continent. The Just Eat Takeaway.com Group may pursue additional trademark registrations in the future to the extent this is beneficial to its operations. The Just Eat Takeaway.com Group employs third parties to manage its trademark portfolio. Furthermore, the Just Eat Takeaway.com Group has obtained domain names specific to the various markets in which it operates, as the domain name serves as the Just Eat Takeaway.com Group’s brand in that market. In addition to its most important domain names, the Just Eat Takeaway.com Group owns domain names that can be employed for websites of participating restaurants and domain names containing specific word combinations relating to the ordering of food.
The Just Eat Takeaway.com Group enters into confidentiality agreements with its employees, consultants, contractors and business partners who are given access to confidential information. Further, employees and contractors who contribute to the development of material intellectual property on the Just Eat Takeaway.com Group’s behalf are also subject to invention assignment and/or license agreements, as appropriate. The Just Eat Takeaway.com Group further controls the use of its proprietary technology and intellectual property by engaging trademark watch services, fraud watch services as well as through its general websites and product-specific terms of use and policies.
Employees
The table below provides an overview of the total numbers of employees of the Just Eat Takeaway.com Group as of the dates specified below, subdivided per segment. These numbers are measured in full-time equivalent personnel (“FTEs” or “FTE”) (excluding associates).
Segment	31 December 2020	31 December 2019	31 December 2018
United Kingdom		NA(1)	NA(1)
Germany		1,618	567
Canada		NA(1)	NA(1)

Segment	31 December 2020	31 December 2019	31 December 2018
Netherlands		215	159
Rest of World		1,091	625
Head Office		574	280
Total		3,498	1,631
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019.

Suppliers
The Just Eat Takeaway.com Group relies on a number of suppliers to provide web services, devices and other services.
In October 2018, the Just Eat Takeaway.com Group renewed its supply agreement with Citaq Co., Ltd. (“Citaq”), pursuant to which Citaq agreed to supply to the Just Eat Takeaway.com Group point of sale devices (together with relevant peripherals) (the “Goods”). Pursuant to the terms of the supply agreement, to the extent that any of the Goods contains any software or firmware, Citaq has granted each member of the Just Eat Takeaway.com Group, without further charge, a perpetual, transferable, irrevocable, non-exclusive worldwide license to use the software on or in connection with the Goods. There are no minimum volume commitments under the supply agreement but, in fiscal year 2019, the Just Eat Takeaway.com Group’s spend under the supply agreement was approximately $23 million. The Just Eat Takeaway.com Group may terminate the supply agreement by giving written notice if Citaq commits a material breach (which is not remedied in the cure period), commits a persistent breach, has an insolvency event occur, breaches anti-bribery provisions of the supply agreement or fails an ethical audit or on the occurrence of a change of control of Citaq. Citaq may terminate the supply agreement by giving written notice to the Just Eat Takeaway.com Group for failure to pay certain amounts due.
Legal and Administrative Proceedings
Subject to the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the Just Eat Takeaway.com Group’s financial position or results.
Earn-Out Payments Dispute
In December 2011, Just Eat acquired 50% of the share capital of FBA Invest SaS (“FBA”), which owns 100% of the share capital of Eat On Line Sa, trading under the brand “ALLORESTO.Fr”. At the time of acquiring the shareholding, Just Eat entered into a joint venture agreement with the other shareholders, which contained two call options.
In June 2014, Just Eat exercised the first call option to acquire an additional 30% of the shares in FBA, taking its total shareholding to 80%.
In June 2017, Just Eat was to exercise its second call option to acquire the remaining 20% of the shares in FBA in accordance with the provisions of the joint venture agreement, with the purchase price for the additional shares to be calculated in accordance with a pre-determined range of prices set out therein.
However, in October 2016, Sébastien Forest, the CEO of FBA, filed a claim in France alleging that (i) the price-determination mechanics in the joint venture agreement were not fit for purpose and (ii) Just Eat had unfairly suppressed the profitability of FBA in order to reduce the amount of consideration payable for the remaining FBA shares.
Several initial hearings have been held since October 2016. The pleadings hearing scheduled for the first quarter of 2020 has been postponed and is expected to be rescheduled to a date in the first quarter of 2021. While it is difficult to assess the merits or potential quantum with certainty, a provision of €8.9 million has been recorded by the Just Eat Takeaway.com Group as at 30 June 2020.

Gig Economy Claim
In July 2018, a courier on the Skip network filed a statement of claim in Manitoba alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be accepted as a class action and, if so, which couriers would be included in any such class.
An arbitration clause exists within the Skip courier agreement which, if enforceable, could exclude the majority of the class in favor of arbitration, thereby significantly reducing the size of any class action and the related risks. While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim against the Just Eat Takeaway.com Group is not probable. No provision has currently been recorded. Were the claim to be successful, the range of outcomes is wide, estimated to be between €0 and €80 million. The Just Eat Takeaway.com Group considers the upper end of the range to be highly unlikely.
EU State Aid
In October 2017, the European Commission (the “EC”) announced it was conducting a state aid investigation into the Group Financing Exemption contained within the UK’s Controlled Foreign Company (“CFC”) legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A of the Taxation (International and Other Provisions) Act 2010) was introduced in 2013 when the UK CFC rules were revised.
The effect of the UK CFC rules is broadly to levy a UK tax charge on certain types of profit generated by low-taxed non-UK subsidiaries of UK companies. In order to address issues which arise as a result of the fungibility of money within a multinational group—in particular, the need to trace the exact source or history of a group’s finance arrangements and the extent to which they are borne by the UK - the Group Financing Exemption partially (75%) or fully exempted from the UK CFC charge financing income (e.g. interest payments received from loans) received by a non-UK subsidiary from another non-UK group company, even if such income was derived from ‘UK activities’. The EC’s investigation considered whether the application of the Group Financing Exemption in circumstances where income was derived from UK activities was justified and, if not, whether it constituted state aid under EU rules.
On 20 August 2019, the EC published its final decision in the Official Journal following the conclusion of its investigation. The EC found that the exercise required to assess to what extent financing income of a company derives from UK activities is not particularly burdensome or complex. On that basis, the EC held that the Group Financing Exemption granted a selective advantage to certain multinational companies. The EC concluded that the Group Financing Exemption was an aid scheme and amounted to illegal state aid under Article 107 of the Treaty on the Functioning of the European Union, to the extent that it exempted financing income derived from UK activities.
Conversely, the EC observed that the Group Financing Exemption was justified when the loans granted by the CFC entity were financed with ‘UK-connected capital’ and there were no UK activities involved in generating non-trading finance profits. This is because the Group Financing Exemption was necessary to avoid a complex and disproportionately burdensome intra-group tracing exercise to assess the exact percentage of profits funded with UK-connected capital.
Following the decision, the EC ordered the UK to recover in full the CFC charge that would have applied if no claim under the Group Financing Exemption had been made, to the extent the profits were attributable to those qualifying loan relationships which involved UK activities.
The Just Eat Takeaway.com Group believes the EC came to the wrong conclusion following its investigation and has applied to the General Court of the European Union (the “GCEU”) to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications.
Similar to other UK-based international companies, Just Eat may be impacted by the final outcome of this investigation, potentially with previously-exempt finance flows becoming subject to the UK’s CFC legislation and therefore UK tax, in addition to its relevant affiliates being subject to applicable tax legislation in their own tax jurisdictions. The Just Eat Takeaway.com Group is continuing to work with its advisers to assess the EC’s decision on its position as guidance is released from Her Majesty’s Revenue and Customs (“HMRC”) and other sources. While there is considerable uncertainty with regard to both the annulment process and any corresponding liability assessed by HMRC, the maximum potential cash exposure has been calculated to be €17 million, plus €1 million interest, should the EC’s decision be upheld.

On 17 December 2019, the Just Eat Takeaway.com Group received a discovery assessment from HMRC in relation to the alleged state aid addressed in the EC decision, covering the period to 31 December 2015, for €2 million. The assessment assumed full attribution of finance profits to the UK for a specific financing arrangement. The Just Eat Takeaway.com Group has appealed this assessment on a number of grounds and continues to engage with HMRC on the matter. On the basis that the Just Eat Takeaway.com Group believes that it is more likely than not that the EC’s decision will be annulled by the GCEU, nothing has been recognized on the Just Eat Takeaway.com Group’s balance sheet in relation to this assessment.
Danish Tax Authority Dispute
In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark. An Advanced Pricing Agreement (“APA”) was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income, equaling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then).
The Just Eat Takeaway.com Group strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the Mutual Agreement Procedure (the “MAP”) process between the HMRC and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute. Just Eat’s case was formally accepted into the MAP in April 2018. Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, the Just Eat Takeaway.com Group is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion. As the tax authorities appear to be making progress regarding Just Eat’s case, the Just Eat Takeaway.com Group has not yet requested that the matter be referred to arbitration but reserves the right to do so should the tax authorities not make progress with the matter within a reasonable timeframe. The Just Eat Takeaway.com Group expects the outcome to be a full elimination of the potential double taxation. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges.
The Just Eat Takeaway.com Group has made significant payments on account to the Danish Tax Authority, which in no way reflects the Just Eat Takeaway.com Group’s position or the expected outcome, but as a means of mitigating against interest charges applied on the final agreed tax payment. As at 30 June 2020, the balance sheet includes both an asset and a liability in respect of uncertain tax positions, representing the Just Eat Takeaway.com Group’s best estimate of the expected outcome of the MAP between HMRC and the Danish Tax Authority, as well as other uncertain tax positions. The aggregate of the assets and liabilities held in respect of uncertain tax positions held at 30 June 2020, excluding payments on account, totaled €23 million.
Delivery Hero Arbitration
Just Eat Takeaway.com and Delivery Hero S.E. (“Delivery Hero”) are engaged in arbitration with the International Chamber of Commerce in respect of the standstill undertaking under the Relationship Agreement (as defined in “—Material Contracts—Delivery Hero Relationship Agreement” beginning on page 188 of this proxy statement/prospectus). As communicated in Just Eat Takeaway.com’s press release dated 2 March 2020, Just Eat Takeaway.com believes Delivery Hero failed to comply with this undertaking by entering into the forward share purchase and equity collar transaction it announced on 12 February 2020, leading to the initiation of arbitration proceedings by Just Eat Takeaway.com. Just Eat Takeaway.com believes Delivery Hero’s failure to comply with its standstill undertaking constitutes a breach of the Relationship Agreement. Just Eat Takeaway.com is of the opinion that Delivery Hero has breached the standstill undertaking under the Relationship Agreement on several occasions by effecting transactions in financial instruments in respect of Just Eat Takeaway.com Shares during the standstill period. These breaches occurred when Delivery Hero entered into three equity collar transactions on 4 April 2019, 12 February 2020 and 16 June 2020, each of which Delivery Hero announced via press release.
While Delivery Hero claims that these transactions are exempted from the standstill undertaking, Just Eat Takeaway.com believes that each of these transactions effected an increase in Delivery Hero’s shareholding in Just Eat Takeaway.com and is therefore in breach of the standstill undertaking. The arbitration is still pending.

Regulatory
Payment Services
All Online Payments for food in all EEA countries other than Bulgaria and Romania in which the Just Eat Takeaway.com Group has historically operated prior to the Just Eat Acquisition are facilitated by Takeaway.com Payments B.V., a Dutch incorporated 100% subsidiary of Just Eat Takeaway.com. Takeaway.com Payments B.V. collects the full GMV with respect to all Orders paid for through Online Payments on behalf of restaurants (which are held in the name of a third-party fund foundation (Stichting Derdengelden Takeaway.com)) and, once a week, pays each restaurant the aggregate amounts of order revenue placed and paid for online minus the commission and refunds to consumers due to the Just Eat Takeaway.com Group. The Online Payments process facilitated by Takeaway.com Payments B.V. allows consumers to choose from several payment methods when checking out their Order (such as payment by credit card or through Apple Pay or PayPal). Depending on the payment method selected, different parties will be involved in the processing of the payment, and, in certain cases, Takeaway.com Payments B.V. will itself process the payment without any third-party involvement. Whether Takeaway.com Payments B.V. requires third party assistance to process a payment depends on its participation in a specific payment scheme. This activity qualifies in the Netherlands as the “execution of payment transactions”, which is a payment service in accordance with Annex I of Directive (EU) 2015/2366 on payment services (“PSD II”). Payment services are services that are regulated under PSD II, which has been implemented in the Netherlands in the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). Consequently, Takeaway.com Payments B.V. has obtained a license as a payment institution from the De Nederlandsche Bank N.V. (“DNB”), which license it has passported to be able to offer payment services in all relevant countries in the EEA except for Bulgaria and Romania.
Takeaway.com Payments B.V., as a licensed payment institution, is supervised by DNB and is required to comply with rules applicable to payment institutions. Pursuant to one of these rules, each person is required to obtain a declaration of no objection from DNB before it can hold, acquire or increase a qualifying holding in a payment institution, or exercise any voting power in connection with such holding. A direct or indirect participation in a payment institution is a qualifying holding when it represents 10% or more of the shares and/or voting rights in the payment institution. This means that acquiring a holding of 10% or more of the shares and/or voting rights in the Just Eat Takeaway.com Group requires a declaration of no objection from DNB. In addition, obtaining rights to appoint the majority of the managing board or other means of providing significant influence over the management of the payment institution also falls within the scope of a “qualifying holding”. Changes to a qualifying holding that result in exceeding below-mentioned thresholds also require a declaration of no objection from DNB. In addition, Takeaway.com Payments B.V. must as soon as possible notify DNB if a shareholder’s qualifying holding in Takeaway.com Payments B.V. exceeds 20%, 30% or 50%, or falls below 10%, 20%, 30% or 50%.
In all EEA markets in which Just Eat has historically operated, other than France, the Just Eat Takeaway.com Group relies on the commercial agents exemption under PSD II. The French Prudential Supervision and Resolution Authority has granted a specific license exemption to Just Eat, therefore reliance on the commercial agents exemption is not required. In the UK, the Just Eat Takeaway.com Group relies on the commercial agents exemption under the Payment Services Regulations 2017 (SI 2017/752). When a consumer places an Order via the Just Eat Takeaway.com Group’s platform, payments are processed by Adyen N.V. and other processors. Under the current merchant services agreements in force, the applicable subsidiary of Just Eat Takeaway.com that is a party thereto is a merchant. Takeaway.com Payments B.V. uses Adyen N.V. as a processor to process payments made with VISA/Mastercard (i.e., through a credit card), Bancontact, Apple Pay, Google Pay, GiroPay, and EPS. For instance, if a consumer uses a VISA credit card to pay for an order, Adyen N.V. receives the funds and transfers these funds to Takeaway.com Payments B.V., which transfers the funds minus commission to the restaurants.
The Just Eat Takeaway.com Group is obliged to comply with the Payment Card Industry Data Security Standards as it has entered into contracts with credit card merchant acquirers. The Payment Card Industry Data Security Standards were created to help businesses process card payments securely and reduce card fraud through enforcing tight controls surrounding the storage, transmission and processing of cardholder data that businesses handle.

Privacy and Data Protection
The Just Eat Takeaway.com Group processes personal data as part of its business. Consumers provide the Just Eat Takeaway.com Group with personal information, such as their name, address, email address and telephone number, in order for their order to be processed. Because the Just Eat Takeaway.com Group processes personal data of EU data subjects, the Just Eat Takeaway.com Group is subject to Regulation (EU) 2016/679 (the “General Data Protection Regulation” or “GDPR”) and is regulated by the Dutch Autoriteit Persoonsgegevens. The GDPR contains, among other things, high accountability standards for the Just Eat Takeaway.com Group, strict requirements to provide information notices to individuals, data protection impact assessments when data processing is likely to result in a high risk to the rights and freedoms of natural persons, rules on international data transfers, outsourcing, and maintaining an internal register and mandatory notification of data security breaches.
The Just Eat Takeaway.com Group is also subject to any national laws implementing the GDPR and to any national data protection and privacy laws applicable in non-EU member states, such as the Australian Privacy Act 1988, the Mexican Federal Law for the Protection of Personal Data in the Possession of Private Parties, New Zealand’s Privacy Act 1993 and the Swiss Federal Data Protection Act 1992.
In the UK specifically, the Data Protection Act 2018 repeals the Data Protection Act 1998 (which set out the pre-GDPR data protection regime in the UK) and exercises on the part of the UK the limited discretions accorded to member states under the GDPR and deals with certain data processing issues that are not covered by the GDPR. It also seeks to ensure that UK and EU data protection regimes are aligned following the departure of the UK from the EU (“Brexit”), and that the UK will be able to freely exchange personal data with the EU post-Brexit. However, if the post-Brexit transition period ending on 31 December 2020 ends without an agreement on the future relationship between the UK and the EU in relation to data protection, the UK will become a ‘third country’ for the purposes of the EU’s GDPR regime. The UK government has issued a technical note stating that, in this scenario, it would continue to allow personal data to be transferred freely from the UK to the EU. However, the European Commission has not confirmed that the UK will be an ‘adequate’ jurisdiction post-Brexit, and therefore there could be restrictions on the transfer of personal data from the EU to the UK in a no-deal scenario. The Information Commissioner’s Office is the competent authority for enforcement of the Data Protection Act 2018 and the GDPR, among other regulations, in the UK.
Canada provides federal and provincial privacy laws regarding privacy protection. Pursuant to Canadian federal law, the Canadian business is subject to the Personal Information Protection and Electronic Documents Act, regulated by the Privacy Commissioner of Canada. Provincial laws include the Personal Information Protection Act, regulated by the Privacy Commissioner of Alberta, the Act Respecting the Protection of Personal Information in the Private Sector, regulated by Commission d’accès à l’information du Québec (Quebec), and the Personal Information Protection Act, regulated by the Information and Privacy Commissioner for British Columbia.
The Just Eat Takeaway.com Group is also subject to Directive 2002/58/EC as amended by Directive 2009/136/EC (the “ePrivacy Directive”) in the EU countries in which it operates, which has been implemented by national implementing laws by EU member states. The ePrivacy Directive regulates online targeting of consumers, processing of traffic and location data, and unsolicited commercial communications.
The Just Eat Takeaway.com Group aims for a uniform approach with regard to privacy and data protection across all European markets with room for exceptions if local laws require so and to the extent allowed for by the GDPR. The Just Eat Takeaway.com Group has written internal data protection policies, to organize its privacy and data protection compliance. Also, with regard to marketing, the Just Eat Takeaway.com Group aims for a harmonized approach. For its activities, the Just Eat Takeaway.com Group processes personal data, for which it must observe the applicable data protection and privacy rules, including, if applicable, the rules of the GDPR. The Just Eat Takeaway.com Group sends out digital newsletters based on postal code to consumers who have opted in for this service. The Just Eat Takeaway.com Group retargets consumers after visiting its platform, and tracks consumers cross-platform based on, for example, email addresses. The Just Eat Takeaway.com Group makes use of display advertising by targeting potential consumers in certain categories. The Just Eat Takeaway.com Group makes use of the data of third party platforms (such as Google or Facebook) and uses its own data for such targeting. The Just Eat Takeaway.com Group believes that such retargeting, tracking and display advertising is in compliance with the GDPR and the ePrivacy Directive. The Just Eat Takeaway.com Group does not purchase data from third parties, nor does it sell or plan to sell data to third parties. Pursuant to the GDPR, the Just Eat Takeaway.com Group ensures that consumers and any other natural persons whose rights are governed by the GDPR can exercise their right of access, right to object and right to rectify any inaccuracies in their personal data, as well as the right to data portability, the right to restrict processing (as long as these are possible due to legal obligations), the right to file a complaint with the competent data protection authority under the GDPR and the right to be forgotten.
Cyber Security
On 17 October 2018, the Dutch Parliament adopted the Security of Network and Information Systems Act (Wet beveiliging netwerk- en informatiesystemen, the “Wbni”). The Wbni implements Directive (EU) 2016/1148 (the EU Network and Information Security Directive). The Wbni requires the mandatory notification of serious security breaches in the key information communication and technology systems, provides rules on processing of personal data related to cyber security incidents and contains cyber security compliance requirements, such as baseline security requirements. The Wbni entered into force as of 9 November 2018 and applies to the Just Eat Takeaway.com Group in its capacity as an online marketplace operating in the Netherlands. The Radiocommunications Agency Netherlands (Agentschap Telecom) is responsible for enforcing the Wbni in the Netherlands in respect of digital infrastructure.
Food Information Regulation
Regulation (EU) 1169/2011 on the provision of food information to consumers (the “Food Information Regulation”) contains general principles, requirements and responsibilities in respect of the provision of food information to consumers. Pursuant to the Food Information Regulation, a “food business operator” —under whose name or business name food is marketed – is responsible for the food information associated with it. A “food business operator” is the natural or legal person responsible for ensuring that the requirements of food law are met within the food business under their control. It is currently unclear whether, under the Food Information Regulation, any entity within the Just Eat Takeaway.com Group is or will be required to register as a food business operator responsible for food information or not. It is also unclear, if any entity in the Just Eat Takeaway.com Group were to be required to register as a food business operator, what specific obligations would apply to it as it would not be involved in the manufacture or packaging of food. It is possible that responsibility for providing correct food information lies exclusively with the restaurants that source the food. In any event, the Just Eat Takeaway.com Group has to rely on the restaurant to provide correct and up-to-date food information. Even if the Just Eat Takeaway.com Group is not responsible for food information under the Food Information Regulation, it may still be subject to an obligation to refrain from supplying food in cases where it is, or should be, aware of non-compliance with the applicable food information law and requirements of relevant national provisions. Finally, providing incorrect food information may, depending on the circumstances, qualify as an unfair commercial practice. The competent authority for enforcement of the Food Information Regulation in the Netherlands is the Netherlands Food and Consumer Product Authority (Nederlandse Voedsel- en Warenautoriteit).
In Germany, some case law indicates that an online food delivery platform, such as the Just Eat Takeaway.com Group’s, qualifies as a food business operator for purposes of the Food Information Regulation. The Just Eat Takeaway.com Group has been establishing a system that automatically identifies and presents to consumers the ingredients of the meals offered on its platform, as required by the Food Information Regulation. When food information is supplied by platform restaurants, the automatically generated information is superseded by the information provided by such restaurant. While the Just Eat Takeaway.com Group believes that the results of the system are satisfactory, the system is not flawless, and there remains a chance that incorrect food information may be published. The Just Eat Takeaway.com Group is therefore currently contacting all German restaurants for the latest food information and manually correcting ingredients. In France, the Just Eat Takeaway.com Group has implemented a sign-off functionality for restaurants to allow them to validate the generated information. In Bulgaria, a new food law indicates that an online food delivery platform, such as the Just Eat Takeaway.com Group’s, is required to register as a food business operator. It is yet unclear what specific obligations will apply to it as it is not involved in the manufacture or packaging of food.
Gig Economy Regulation
Government regulation of the “gig economy” (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs), which may be applicable to the Just Eat Takeaway.com Group in certain markets, has evolved considerably over the past few years and continues to do

so. The Just Eat Takeaway.com Group, in certain of the historical Just Eat markets (the UK, Canada, Ireland, Italy and Australia), adopted an independent contractor model where it engages independent contractors directly as delivery drivers, such that its delivery drivers are not employees of the Just Eat Takeaway.com Group. Due to uncertainties in the interpretation of regulation, as well as constant legislation evolution, the online food delivery industry has been subject to scrutiny. See “Risk Factors—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group” beginning on page 41 of this proxy statement/prospectus for further discussion of risks related to government regulation of the gig economy.
Organizational Structure
Just Eat Takeaway.com is the holding company of the Just Eat Takeaway.com Group. Set forth below is a table containing information on the principal subsidiaries and associates of Just Eat Takeaway.com as of 31 December 2019.
Entity	Country of Incorporation	% Holding
Takeaway.com Group B.V.	The Netherlands	100%
• yd.Yourdelivery GmbH	Germany	100%
• Takeaway Express GmbH	Germany	100%
• Takeaway.com Central Core B.V.	The Netherlands	100%
• Takeaway.com European Operations B.V.	The Netherlands	100%
• Takeaway.com European Operations B.V. Belgium branch	Belgium	Branch
• Takeaway.com European Operations B.V. Austria branch	Austria	Branch
• Takeaway.com European Operations B.V. Switzerland branch	Switzerland	Branch
• Takeaway.com European Operations B.V. Portugal branch	Portugal	Branch
• Foodarena AG	Switzerland	100%
• Takeaway.com Belgium BVBA	Belgium	100%
• Takeaway.com JE B.V.	The Netherlands	100%
• Sto2 Sp. z o.o.	Poland	100%
• Hello Hungry AD	Bulgaria	100%
• BG Menu EOOD	Bulgaria	100%
• HH Delivery EOOD	Bulgaria	100%
• Hellohungry SA	Romania	100%
• Hellohungry Delivery Srl	Romania	100%
• Takeaway.com Payments B.V.	The Netherlands	100%
• Biscuit Holdings Israel Ltd.	Israel	100%
• 10bis.co.il Ltd	Israel	100%
• Online Ordering Ltd.	Israel	100%
• Scoober TLV Ltd.	Israel	100%
The Just Eat Takeaway.com Group controls Stichting Derdengelden Takeaway.com and as a consequence the foundation is consolidated. No equity interest is held in the foundation.
Joint Ventures
The Just Eat Takeaway.com Group owns a 33% stake in iFood, the leading hybrid marketplace for takeaway food delivery in Brazil based on GMV. The Just Eat Takeaway.com Group also owns, directly and indirectly (through its ownership stake in iFood), 67% of a joint venture with iFood in Mexico, El Cocinero a Cuerda SL (“ECAC”). The Just Eat Takeaway.com Group has board representation for both iFood as well as ECAC and is an active participant in the strategic decision-making process. iFood is the market leader in Brazil based on GMV. During the six months ended 30 June 2020, iFood processed 199 million Orders (during the six months ended 30 June 2019: 100 million Orders). Following the Just Eat Acquisition, Just Eat Takeaway.com Group made equity payments of €44 million to iFood and €6 million to ECAC, in each case to maintain its percentage shareholding in each entity.

Related Party Transactions
During the six months ended 30 June 2020, the year ended 31 December 2019 and the year ended 31 December 2018, the Just Eat Takeaway.com Group entered into the following related party transactions:
Six Months Ended 30 June 2020
During the six months ended 30 June 2020, Just Eat Takeaway.com made equity payments of €50 million comprised of €44 million to iFood and €6 million to ECAC, in each case to maintain its percentage shareholding in each entity.
Year Ended 31 December 2019
During the year ended 31 December 2019, a €1.7 million loan to a related party, Takeaway.com Asia B.V., was fully repaid in connection with the divestiture of Takeaway.com Asia B.V.
Year Ended 31 December 2018
During the year ended 31 December 2018, a €1.7 million loan was extended to related party, Takeaway.com Asia B.V., by members of the Just Eat Takeaway.com Group.
Material Contracts
Delivery Hero Relationship Agreement
As part of the acquisition by Just Eat Takeaway.com (at that time named Takeaway.com N.V.) and Takeaway.com Group B.V. of the German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operate the Pizza.de, Lieferheld and foodora brands in Germany (the “Acquired German Businesses”) (considering that certain intellectual property rights and IT of Delivery Hero were not transferred, but rather licensed during a transitional period) (the “German Businesses Acquisition”), Just Eat Takeaway.com and Delivery Hero have entered into a relationship agreement for a period ending on the later of (i) seven years after completion of the German Businesses Acquisition on 1 April 2019 (the “German Businesses Completion”) and (ii) the date on which Delivery Hero no longer holds any Just Eat Takeaway.com Shares (the “Relationship Agreement”).
Certain key terms and conditions of the Relationship Agreement are described below.
i.
Pursuant to the Relationship Agreement, following the German Businesses Completion, Delivery Hero will have the right to designate one person for appointment to the Just Eat Takeaway.com Supervisory Board (provided that such person is independent), who shall be a member of the audit committee of the Just Eat Takeaway.com Supervisory Board (if installed). The right to designate a person for appointment to the Just Eat Takeaway.com Supervisory Board will expire on the date that Delivery Hero holds less than 9.99% of Just Eat Takeaway.com’s issued and outstanding share capital (provided that this right will not expire as long as Delivery Hero’s (deemed) shareholding in Just Eat Takeaway.com is equal to or exceeds 9.99%, taking into account the number of Just Eat Takeaway.com Shares issuable to Delivery Hero under the transferable call option over all such Just Eat Takeaway.com Shares that may not be issued to Delivery Hero at the German Businesses Completion (the “Consideration Shares Call Option”)), and the designated Just Eat Takeaway.com Supervisory Board director will resign as of the first General Meeting that is convened thereafter (unless the Just Eat Takeaway.com Supervisory Board unanimously decides otherwise). The appointment of such Delivery Hero Just Eat Takeaway.com Supervisory Board nominee is subject to Delivery Hero having obtained a declaration of no-objection (verklaring van geen bezwaar) from DNB.

ii.
In addition, the parties have agreed to a standstill period of four years following the German Businesses Completion, during which time Delivery Hero and its subsidiaries, with certain exceptions (including a right to prevent dilution of Delivery Hero’s shareholding in Just Eat Takeaway.com after any dilution in connection with (re)financing the cash consideration of the German Businesses Acquisition), shall, in particular, not directly or indirectly in any way effect or cause to effect any increases in their shareholding in Just Eat Takeaway.com through any financial instruments or related derivative securities.

iii.
During the standstill period, Delivery Hero and its subsidiaries may sell, transfer and otherwise dispose of any Just Eat Takeaway.com financial instruments held by them, but may not make such a disposal to certain restricted parties active in the online food delivery industry.

iv.
During the standstill period and up to three years after that period, Delivery Hero may only vote up to a limited number of shares in respect of any proposal relating to (i) mergers, acquisitions, divestments, or sales or purchases of any assets, including the financing thereof, (ii) any proposal pursuant to article 2:107a Dutch Civil Code and (iii) any issue of Just Eat Takeaway.com financial instruments (or any exclusion or amendment of any pre-emptive rights in relation thereto) by Just Eat Takeaway.com or its affiliates if such issue (a) relates to an item under (i), or (b) is required by the financial position of Just Eat Takeaway.com. In case of a conflict of interest on such matters, Delivery Hero may not vote at all. If Delivery Hero has announced a public offer for Just Eat Takeaway.com in accordance with the following two paragraphs of this section, or if Delivery Hero has declared an offer in accordance with the last paragraph of this section unconditional, the voting restrictions set out in this paragraph cease to be effective.

v.
If, during the standstill period, a recommended public offer for Just Eat Takeaway.com is announced, Delivery Hero may submit a proposal to the Just Eat Takeaway.com Supervisory Board to make a public offer for Just Eat Takeaway.com. If the Just Eat Takeaway.com Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.

vi.
If, during the standstill period, an unsolicited public offer for Just Eat Takeaway.com is announced, Delivery Hero may submit a proposal to the Just Eat Takeaway.com Supervisory Board to make a public offer for Just Eat Takeaway.com if it is allowed to do so by the Just Eat Takeaway.com Supervisory Board (in its sole discretion, acting in good faith and in compliance with its fiduciary duties). If the Just Eat Takeaway.com Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.

vii.
After the standstill period, Delivery Hero (i) may only make a public offer for Just Eat Takeaway.com if such offer at least contains, as a condition precedent to declaring such offer unconditional (gestand doen), which condition may only be waived by Delivery Hero with the prior approval of the Just Eat Takeaway.com Supervisory Board, a minimum acceptance level threshold of at least 67%, and (ii) may not trigger any applicable obligation to make a mandatory offer pursuant to article 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) for all shares in Just Eat Takeaway.com.

The Just Eat Takeaway.com Group is currently in arbitration proceedings with Delivery Hero in connection with the Relationship Agreement. See “—Legal and Administrative Proceedings—Delivery Hero Arbitration” beginning on page 183 of this proxy statement/prospectus.
Convertible Bonds 2019
Just Eat Takeaway.com issued €250 million 2.25% convertible bonds due 2024 on 25 January 2019 (the “Convertible Bonds 2019”). The principal terms of the Convertible Bonds 2019 are as follows:
i.	the Convertible Bonds 2019 bear interest at the rate of 2.25% per annum payable semi-annually in arrear in equal installments on 25 January and 25 July of each year;
ii.
unless previously redeemed, converted or purchased and cancelled, each Convertible Bond 2019 shall be redeemed at its principal amount together with accrued and unpaid interest on 25 January 2024 (the “2019 Bonds Maturity Date”);

iii.
the Convertible Bonds 2019 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
2019 Bondholders have the right to convert their Convertible Bonds 2019 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the 2019 Bonds Maturity Date; or (ii) if the Convertible Bonds 2019 are called for redemption prior to the 2019 Bonds Maturity Date, the seventh business day prior the redemption date;

v.	the initial conversion price of the Convertible Bonds 2019 is €69.525, representing an initial conversion premium of 35% above the price of a Just Eat Takeaway.com Share on the pricing date;
vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of 5% or more compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions. The Transaction does not constitute a change of control event or a merger event under the terms of the 2019 Convertible Bonds;

vii.
the Convertible Bonds 2019 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Convertible Bonds 2019 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:
○	at the option of Just Eat Takeaway.com, on or after 9 February 2022 if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;
○
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Convertible Bonds 2019 originally issued;

○
following occurrence of a change of control of Just Eat Takeaway.com, each 2019 Bondholder has the right to require Just Eat Takeaway.com to redeem the Convertible Bonds 2019 held by that 2019 Bondholder; and

○
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Convertible Bonds 2019 as a result of any change in tax law, subject to the right of 2019 Bondholders to elect to receive interest net of tax instead of their Convertible Bonds 2019 being redeemed; and

ix.	the Convertible Bonds 2019 are governed by, and contributed in accordance with, Dutch law.
Convertible Bonds 2020
Just Eat Takeaway.com issued €300 million 1.25% convertible bonds due 2026 on 30 April 2020 (the “Convertible Bonds 2020”). The principal terms of the Convertible Bonds 2020 are as follows:
i.	the Convertible Bonds 2020 bear interest at the rate of 1.25% per annum payable semi-annually in arrear in equal installments on 30 April and 30 October of each year;
ii.
unless previously redeemed, converted or purchased and cancelled, each Convertible Bond 2020 shall be redeemed at its principal amount together with accrued and unpaid interest on 30 April 2026 (the “2020 Bonds Maturity Date”);

iii.
the Convertible Bonds 2020 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
holders of the Convertible Bonds 2020 (each a “2020 Bondholder”) have the right to convert their Convertible Bonds 2020 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the 2020 Bonds Maturity Date; or (ii) if the Convertible Bonds 2020 are called for redemption prior to the 2020 Bonds Maturity Date, the seventh business day prior the redemption date;

v.	the initial conversion price of the Convertible Bonds 2020 is €121.80, representing an initial conversion premium of 40% above the price of a Just Eat Takeaway.com Share on the pricing date;
vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of 5% or more compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions. The Transaction does not constitute a change of control event or a merger event under the terms of the 2020 Convertible Bonds;
vii.
the Convertible Bonds 2020 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Convertible Bonds 2020 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:
○
at the option of Just Eat Takeaway.com, on or after 15 May 2023 and up to but excluding 15 May 2024, if the value of a Just Eat Takeaway.com Share exceeds 150% of the conversion price over a certain period;

○	at the option of Just Eat Takeaway.com, on or after 15 May 2024, if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;
○
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Convertible Bonds 2020 originally issued;

○
following occurrence of a change of control of Just Eat Takeaway.com, each 2020 Bondholder has the right to require Just Eat Takeaway.com to redeem the Convertible Bonds 2020 held by that 2020 Bondholder; and

○
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Convertible Bonds 2020 as a result of any change in tax law, subject to the right of 2020 Bondholders to elect to receive interest net of tax instead of their Convertible Bonds 2020 being redeemed; and

ix.	the Convertible Bonds 2020 are governed by, and contributed in accordance with, Dutch law.
Just Eat Revolving Credit Facility
On 2 November 2017, Just Eat entered into a multi-currency revolving loan facility (as amended and restated on 9 March 2020, the “Just Eat Facility”) with total commitments of £535 million, denominated in two tranches, £267.5 million and €307.6 million, and subject to an option to increase the commitments under the facility by a further £200 million. The borrowers under the Just Eat Facility are Just Eat, Just Eat Holding Limited and Takeaway.com Group B.V., and such borrowers and certain subsidiaries of Just Eat Takeaway.com guarantee the borrowers’ obligations under the Just Eat Facility. The principal terms of the Just Eat Facility are as follows:
i.
loans under the Just Eat Facility bear interest at a rate of LIBOR (or in the case of loans in euro or Canadian Dollars, EURIBOR or CIDOR), plus a margin ranging from 0.75% to 1.35% based on Just Eat’s Leverage Ratio (defined below);

ii.	a commitment fee equal to 35% of the applicable margin per annum on the lenders’ undrawn commitments;
iii.	a utilization fee ranging between 0.10% and 0.40%, depending on the balance drawn under the Just Eat Facility, applies;
iv.	availability of amounts under the Just Eat Facility is subject to compliance with financial covenants, tested semi-annually. The covenants require that:
○	the ratio of total net debt to “Adjusted EBITDA” (as such term is defined in the Just Eat Facility) for Just Eat shall not exceed 3.0:1 (the “Leverage Ratio”), subject to certain exceptions; and
○	the ratio of “Adjusted EBITDA” (as such term is defined in the Just Eat Facility) to net finance charges for Just Eat shall not be less than 4.0:1;
v.	upon either a change of control of Just Eat or Just Eat Takeaway.com ceasing to trade on at least one of Euronext Amsterdam and the London Stock Exchange, lenders shall not be obligated to fund any further utilizations of the Just Eat Facility and, upon notice to the agent, lenders may cancel their respective commitments under the Just Eat Facility and declare their participation in any outstanding loans, together with accrued interest and all other amounts accrued or outstanding, immediately due and payable;
vi.
the Just Eat Facility contains a customary negative pledge and event of default provisions including non-payment, failure to satisfy the financial covenants, breach of other obligations, cross default, certain insolvency events, illegality, cessation of business or material adverse change;

vii.
in the event that, among other things, the administrator of LIBOR publicly announces that it has ceased or will cease to provide LIBOR permanently or indefinitely, the supervisor of the administrator of LIBOR publicly announces that LIBOR has been or will be permanently or indefinitely discontinued or, in the opinion of the Majority Lenders (as defined in the Just Eat Facility) and Just Eat Takeaway.com, LIBOR is otherwise no longer appropriate for purposes of calculating interest under the Just Eat Facility, the Just Eat Facility may be amended with the consent of the agent (acting on the instructions of the Majority Lenders) and Just Eat Takeaway.com to provide for use of a replacement benchmark rate in place of LIBOR. Such replacement benchmark rate shall be a rate which is (a) formally designated, nominated or recommended as the replacement for LIBOR by the administrator of LIBOR or any relevant central bank, regulator or other supervisory authority, (b) in the opinion of the Majority Lenders and Just Eat Takeaway.com, generally accepted in the relevant syndicated loan markets as the appropriate successor to LIBOR or (c) in the opinion of the Majority Lenders and Just Eat Takeaway.com is an appropriate successor to LIBOR;

viii.	the Just Eat Facility matures on 9 March 2025; and
ix.	the Just Eat Facility is governed by English law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF THE JUST EAT TAKEAWAY.COM GROUP
The following is a discussion and analysis of the Just Eat Takeaway.com Group’s results of operations and financial condition as at and for the six-month periods ended 30 June 2020 and 2019 and the years ended 31 December 2019 and 2018 (the “periods under review”). Except where otherwise noted, the discussion of the Just Eat Takeaway.com Group’s results of operations is based on the financial information extracted from the Just Eat Takeaway.com Group’s consolidated financial statements and the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements. Pro forma financial information relating to the combined financial information of the Just Eat Takeaway.com Group, the Grubhub Group, and the Just Eat Group is set forth in the section entitled “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 245 of this proxy statement/prospectus. This discussion should also be read in conjunction with the information relating to the business of the Just Eat Takeaway.com Group included in “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information” and “Selected Historical Consolidated Financial Data of the Just Eat Takeaway.com Group” beginning on pages viii and 127, respectively, of this proxy statement/prospectus.
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, certain key performance indicators (each, a “KPI” and, together, the “KPIs”) in this section are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group giving effect to the Just Eat Acquisition as of a certain date in order to provide comparable information for the periods under review. Any information regarding KPIs that is presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group is explicitly identified as such. All other information regarding KPIs presented in this section consists of the Just Eat Takeaway.com Group’s actual results.
The discussion in this section contains forward-looking statements that reflect the Just Eat Takeaway.com Group’s plans, estimates and beliefs and involve risks and uncertainties. The Just Eat Takeaway.com Group’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements and Risk Factor Summary” beginning on pages 34 and xiv, respectively, of this proxy statement/prospectus.
The following discussion of the Just Eat Takeaway.com Group’s results of operations also makes reference to certain non-IFRS financial measures. Prospective investors should bear in mind that these non-IFRS financial measures are not financial measures defined in accordance with IFRS, may not be comparable to other similarly titled measures of other companies, may have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Just Eat Takeaway.com Group’s operating results as reported under IFRS. See “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information—Key Non-IFRS Measures of the Just Eat Takeaway.com Group” beginning on page viii of this proxy statement/prospectus.
The financial information and related discussion and analysis contained in this section are presented in euro unless specified otherwise, and many of the amounts and percentages have been rounded for convenience of presentation.
Overview
The Just Eat Takeaway.com Group generates revenue primarily through the Orders placed on its platform. This revenue is derived principally from commissions charged to restaurants based on a percentage of the gross merchandise value (“GMV”) of a particular Order, and, to a lesser extent, consumer service charges for delivery services provided by the Just Eat Takeaway.com Group’s own logistical food delivery services for Orders from restaurants that do not deliver themselves (“Delivery”) and payment services fees charged to restaurants for processing online payments.
The Just Eat Takeaway.com Group believes that the Just Eat Takeaway.com Group benefits from powerful network effects, which enhances the value of its platform for both consumers and restaurants, and as such, positively impacts its performance. An increase in the number of Active Consumers (as defined below in “—Key Performance Indicators” beginning on page 194 of this proxy statement/prospectus) on the platform drives the number of Orders, as (i) new consumers bring new Orders to the platform and (ii) the Just Eat Takeaway.com

Group’s experience suggests that the frequency of ordering from returning consumers generally increases over time. More Orders result in more GMV being generated over the Just Eat Takeaway.com Group’s platforms, which in turn attracts more restaurants seeking to benefit from the enhanced business opportunity. Restaurant supply growth is also a function of the Just Eat Takeaway.com Group’s investment in its sales teams, which improves the Just Eat Takeaway.com Group’s capacity to acquire new restaurants, and ability to offer Delivery to those restaurants that do not deliver themselves. The growing number of restaurants on its platforms enhances and diversifies the offering, in turn attracting more consumers. The data gathered from Orders placed on the platform further enable the Just Eat Takeaway.com Group to enhance its offering to restaurants and consumers. The data also enables greater personalization and targeted consumer relation management to consumers to optimize Orders per Returning Active Consumer (as defined below in “—Key Performance Indicators” beginning on page 194 of this proxy statement/prospectus), and opportunities for restaurants to acquire Orders, for example through targeted promotion to the Just Eat Takeaway.com Group’s consumers.
The self-reinforcing nature of these network effects not only helps the Just Eat Takeaway.com Group to grow its GMV but also to sustain its position and to improve its ability to produce positive adjusted EBITDA within segments where it is able to attain clear leadership based on GMV. As an increasing number of Orders are generated by a predictable base of existing consumers and considering relatively stable platform costs, a clear leader is able to achieve operational leverage, typically including lower marketing costs per Order (calculated as marketing expenditures divided by number of Orders), and therefore higher operating margins than competitors with lower GMV.
The Just Eat Takeaway.com Group has invested in establishing and expanding its Delivery services, enhancing the network effects through combining its marketplace with a targeted roll-out of Delivery to create hybrid marketplaces. This strategy recognizes the Just Eat Takeaway.com Group’s belief that the winning model in online food delivery will be the one which gives consumers the broadest choice and the best experience. Having established market-leading positions in terms of GMV in its largest markets, the Just Eat Takeaway.com Group is successfully building a meaningful and highly complementary Delivery offering for those restaurants – including global quick service restaurant chains – that do not have their own delivery capability. This has driven the creation of a hybrid marketplace model that the Just Eat Takeaway.com Group believes is well placed to retain, enhance or gain leading positions.
While initiatives such as investing in marketing and expanding the delivery offering, depending on their nature and timing, impact the Just Eat Takeaway.com Group’s costs and financial results, the Just Eat Takeaway.com Group considers it important to continue to invest to drive the significant long-term value creation opportunity and believes that these strategic initiatives will capitalize on the strengths of its hybrid marketplace and will serve to: (a) further develop or grow its market positions; (b) offer consumers the broadest choice across meal occasions thereby enhancing the Just Eat Takeaway.com Group’s consumer growth and retention, Orders per Returning Active Consumer and delivery economics at scale; and (c) drive long-term revenue growth and profit.
Key Performance Indicators
The Just Eat Takeaway.com Group’s management uses certain key performance indicators (each a “KPI” and, together, the “KPIs”) to analyze the Just Eat Takeaway.com Group’s business and financial performance and help develop long-term strategic plans. These KPIs are not included in the Just Eat Takeaway.com Group’s consolidated financial statements and have not been audited or otherwise reviewed by independent auditors, consultants or experts. The Just Eat Takeaway.com Group’s KPIs are defined as follows:
•
Restaurants. The total number of restaurants listed on the Just Eat Takeaway.com Group’s platform as at a particular date. The Just Eat Takeaway.com Group believes the total number of restaurants is a useful measure for investors because growth in the number of restaurants on the Just Eat Takeaway.com Group’s platform enhances and diversifies the offering to consumers, in turn attracting more consumers, and, as such, promotes network effects and positively impacts performance. The Just Eat Takeaway.com Group’s management uses the total number of restaurants listed on the Just Eat Takeaway.com Group’s platform internally to evaluate market position and penetration, and to assess the value proposition to consumers.

•	Active Consumers. Unique consumer accounts (identified by a unique email address) from which at least one Order has been placed on the Just Eat Takeaway.com Group’s platform in the preceding

12 months. Some individual consumers may have more than one account and therefore count as more than one Active Consumer if they used multiple email addresses to order food. Similarly, it is possible that multiple consumers may use the same email address, in which case such consumers would only be counted as a single Active Consumer. The Just Eat Takeaway.com Group believes, however, that it is unlikely that there is a significant number of individual consumers with multiple accounts, each of which is active. The Just Eat Takeaway.com Group believes Active Consumers is a useful measure for investors because it indicates the Just Eat Takeaway.com Group’s market position and level of penetration in a particular market, and allows investors to assess the level of engagement with the Just Eat Takeaway.com Group’s platform based on growth in Active Consumers. The Just Eat Takeaway.com Group’s management uses Active Consumers, as a key revenue driver, to evaluate operating performance and as a valuable measure of the size of its engaged consumer community.
•
Orders. The number of orders by consumers that were processed through the Just Eat Takeaway.com Group’s websites and mobile applications (that is, excluding orders processed through third party websites). The Just Eat Takeaway.com Group believes the number of Orders is a useful measure for investors because revenue from commissions, the primary source of revenue for the Just Eat Takeaway.com Group, is impacted by Orders, growth of which leads to greater GMV and therefore greater commissions. The Just Eat Takeaway.com Group’s management uses Orders to assess performance, including across segments or periods, while controlling for changes in commission rates.

•
Delivery Share. Delivery Share is calculated as the number of Orders for Delivery by the Just Eat Takeaway.com Group (“Delivery Orders”) divided by the total number of Orders in a particular period. Delivery Orders have fundamentally different unit economics to Orders which are delivered by the restaurants themselves, so the Just Eat Takeaway.com Group believes Delivery Share is a useful measure for investors as it provides insight into one of the main drivers of adjusted EBITDA margin in each market.

•
Orders per Returning Active Consumer. Orders per Returning Active Consumer is calculated as the number of Orders by a Returning Active Consumer during the period divided by the average number of Returning Active Consumers (where “Returning Active Consumer” is defined as Active Consumers who have ordered more than once in the preceding 12 months) during the period. The Just Eat Takeaway.com Group believes the number of Orders per Returning Active Consumer is a useful measure for investors because growth of such Orders reflects continued user activation and engagement and may lead to reduced marketing costs per Order. The Just Eat Takeaway.com Group’s management uses Orders per Returning Active Consumer to assess consumer retention and engagement, and to implement supply- or demand-based initiatives to continuously improve this metric and generate more Orders.

•
Average Order Value. Average Order Value represents GMV divided by the number of Orders in a particular period. The Just Eat Takeaway.com Group believes Average Order Value is a useful measure for investors because it gives insight into structural differences in the cost of food between markets, which impacts revenue from commissions, the primary source of revenue for the Just Eat Takeaway.com Group, as it is based on the GMV of merchandise (food) sold via Orders. The Just Eat Takeaway.com Group’s management uses Average Order Value primarily for forecasting purposes.

•
Gross Merchandise Value (GMV). GMV consists of total value of merchandise (food) sold via Orders in a particular period. The Just Eat Takeaway.com Group believes GMV is a useful measure for investors because revenue from commissions, the primary source of revenue for the Just Eat Takeaway.com Group, is based on the GMV of merchandise (food) sold via Orders and the Just Eat Takeaway.com Group’s management uses GMV to assess performance, including across segments or periods, while controlling for changes in commission rates.

Key Factors Affecting Results of Operations
Growth in Number of Orders
The number of Orders placed and processed through the Just Eat Takeaway.com Group’s platforms has a direct impact on its financial performance. The Just Eat Takeaway.com Group believes that the number of Orders, which are placed and processed in a particular market, is largely driven by network effects and brand awareness and preference among consumers in its markets, as well as a secular trend of food ordering gradually shifting from offline channels to online channels, which is a common feature across all markets. The Just Eat Takeaway.com Group has continued to invest significantly in marketing in the periods under review, which has been designed to enhance brand awareness and preference, so as to establish and maintain its market-leading positions based on GMV in its largest markets and thereby enhance network effects. See “—Key Factors Affecting Results of Operations—Marketing Expenditure” beginning on page 199 of this proxy statement/prospectus. Orders are also driven by restaurant supply, which includes the growth in restaurant supply from offering restaurant delivery services for restaurants that do not deliver themselves.
Network effects have led to, and have been enhanced by, increases in the numbers of restaurants and Active Consumers in the periods under review. In addition, the number of restaurants and Active Consumers has increased due to the acquisitions of Just Eat and the Acquired German Businesses (see “—Key Factors Affecting Results of Operations—Acquisitions and Divestitures” beginning on page 200 of this proxy statement/prospectus). The Just Eat Takeaway.com Group had 207,000 restaurants and 54 million Active Consumers as at 30 June 2020 as compared with the 157,000 restaurants and 44 million Active Consumers as at 30 June 2019. Although the growth rate of new consumers naturally varies to some extent, the Just Eat Takeaway.com Group has consistently increased the number of new consumers, Returning Active Consumers and Orders per Returning Active Consumer in recent years.
The following table presents the number of Orders for the periods indicated:
	Combined(1)				Actual
in millions	Six-month period ended 30 June		Year ended 31 December		Six-month period ended 30 June		Year ended 31 December
Total Orders	2020	2019	2019	2018	2020	2019	2019	2018
United Kingdom	77	65	133	123	44	NA(2)	NA(2)	NA(2)
Germany(3)	49	28	69	33	49	28	70	33
Canada	37	23	48	31	23	NA(2)	NA(2)	NA(2)
The Netherlands	23	19	38	33	23	19	38	33
Rest of the World(4)	71	60	125	91	53	25	53	29
Total Orders	257	195	413	310	192	71	159	94
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, these figures are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2018 to provide comparable information for the periods presented. The actual results of the Just Eat Group for the periods prior to the completion of the Just Eat Acquisition have been added to the actual results of the Just Eat Takeaway.com Group for such periods. These figures do not adjust for any acquisitions during the periods presented other than the Just Eat Acquisition.

(2)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

(3)
The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019. These figures do not reflect the operations or results of the Acquired German Businesses prior to 1 April 2019.

(4)
See “—Segmental Just Eat Takeaway.com Group Results of Operations” beginning on page 213 of this proxy statement/prospectus for information regarding the markets comprising the Rest of the World during the periods under review.

The Just Eat Takeaway.com Group has experienced significant and sustained growth in the number of Orders in each of its largest markets. This reflects both significant organic growth in the number of Orders in the periods under review, which Just Eat Takeaway.com attributes largely to the Just Eat Takeaway.com Group’s consumer proposition, the Just Eat Acquisition and the German Businesses Acquisition. To track the growth and stability of its consumer base, the Just Eat Takeaway.com Group monitors the number of Orders generated by consumer cohorts (consumers grouped by the calendar period in which they each first placed an Order with the Just Eat Takeaway.com Group) over time. The increase in the number of Orders in existing markets reflects the Just Eat Takeaway.com Group’s success in adding Orders from new consumers to Orders from existing consumers that have exhibited predictability in terms of Order frequency. Growth in the number of Orders in Germany and certain countries in the Rest of the World also reflects, in addition to organic growth, the impact of acquisitions during the periods under review. See “—Key Factors Affecting Results of Operations—Acquisitions and Divestitures” beginning on page 200 of this proxy statement/prospectus. Orders in the United Kingdom and Canada in the six-month period ended 30 June 2020 reflect the Just Eat Acquisition and consolidation of the Just

Eat Group into the Just Eat Takeaway.com Group from 15 April 2020. On a combined basis reflecting results as if the Just Eat Acquisition had been completed on 1 July 2018, Orders per Returning Active Consumer increased to 13.6 in the twelve-month period ended 30 June 2020 as compared with 13.2 in the twelve-month period ended 30 June 2019.
Average Order Value
As the Just Eat Takeaway.com Group’s commissions are typically a percentage of GMV of a particular Order, Order value size is a significant factor affecting results of operations. Average Order Value is largely a function of general economic conditions and other factors specific to each market, which are, in large part, outside of the Just Eat Takeaway.com Group’s control.
The following table presents Average Order Value (GMV divided by the number of Orders) for the periods indicated:
	Combined(1)				Actual
	Six-month period ended 30 June		Year ended 31 December		Six-month period ended 30 June		Year ended 31 December
Average Order Value (€)(2)	2020	2019	2019	2018	2020	2019	2019	2018
United Kingdom	23.08	21.29	21.36	20.63	23.66	NA(3)	NA(3)	NA(3)
Germany(4)	22.27	20.74	20.90	20.39	22.27	20.74	20.90	20.39
Canada	20.99	20.00	20.22	20.50	21.33	NA(3)	NA(3)	NA(3)
The Netherlands	23.38	21.32	21.42	20.61	23.38	21.32	21.42	20.61
Rest of the World(5)	21.44	19.81	19.82	21.09	20.71	14.79	14.99	15.65
Average Order Value(6)	22.20	20.60	20.69	20.72	22.18	18.83	19.10	19.02
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, these figures are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2018 to provide comparable information for the periods presented. These figures do not adjust for any acquisitions during the periods presented other than the Just Eat Acquisition.

(2)
Transactions in currencies other than euros are initially recognized at the rates of exchange prevailing at the dates of the transactions and, at the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.

(3)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

(4)
The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019. These figures do not reflect the operations or results of the Acquired German Businesses prior to 1 April 2019.

(5)
See “—Segmental Just Eat Takeaway.com Group Results of Operations” beginning on page 213 of this proxy statement/prospectus for information regarding the markets comprising the Rest of the World during the periods under review.

(6)	Weighted average, calculated as total GMV during the applicable period divided by the total number of Orders during such period.
There are significant variations in the Average Order Value across markets. For example, certain markets in the Rest of the World, such as Poland, have significantly lower Average Order Value as compared with other markets, largely reflecting the lower relative cost of food, while other markets in this segment, such as Switzerland, have a higher Average Order Value reflecting the higher cost of food in Switzerland generally. The Just Eat Takeaway.com Group’s overall Average Order Value is impacted by the relative growth of higher Average Order Value markets against lower Average Order Value markets and the addition of higher Average Order Value or lower Average Order Value markets through acquisitions.

Commissions, Delivery Fees and Other Revenue
The Just Eat Takeaway.com Group’s results of operations are dependent upon the commissions, delivery fees and other revenue that it receives, which includes online payment services fees, promoted placement fees, administration fees and sales of merchandise. The following table presents commission revenue, delivery fee revenue and other revenue for the periods indicated:
€ in millions	Six-month period ended 30 June		Year ended 31 December
	2020	2019	2019	2018
Commission revenue	560	164	372	210
Delivery fee revenue	68	—(1)	—(1)	—(1)
Other revenue	47	15	44	22
Revenue	675	179	416	232
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have delivery fee revenue during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

Commissions
Commissions are typically a percentage of the GMV per Order and are charged to restaurants on a per Order basis. The Just Eat Takeaway.com Group sets standard commission rates for each of its markets. The Just Eat Takeaway.com Group periodically assesses the commission rates that it charges in each country and determines whether the rate needs to be maintained or updated. The Just Eat Takeaway.com Group occasionally increases its commission rates to reflect continuous improvements in its value proposition for restaurants, including its investments in marketing and technology, merchandise and other restaurant services, and its expanding network of both consumers and restaurants. Average commission rates are also affected by the growing proportion of Delivery Orders, which carry a significantly higher commission rate than those delivered by the restaurant.
Delivery Fee Revenue
Delivery fee revenue represents consumer delivery charges in connection with Orders when Just Eat Takeaway.com Group is responsible for providing the food delivery. The delivery fee charged per Delivery Order varies depending on the market and also dynamically within markets based on a variety of operational and strategic drivers.
Other Revenue
The Just Eat Takeaway.com Group also generates other revenue in the form of online payment services fees, promoted placement fees (whereby restaurants are charged a fee in order to appear higher up in search results on the Just Eat Takeaway.com Group’s applications), administration fees and sales of merchandise.
Other revenue accounted for 7% and 8% of total revenue for the six-month periods ended 30 June 2020 and 2019, respectively. Other revenue accounted for a lower percentage of the Just Eat Takeaway.com Group’s revenue in the six-month period ended 30 June 2020 as compared to the six-month period ended 30 June 2019 mainly due to the effect of the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020 on delivery fee revenue, resulting in other revenue accounting for a lower percentage of Just Eat Takeaway.com Group’s revenue in spite of overall growth in other revenue period-over-period. Other revenue from legacy businesses increased by 80% from €15 million for the six-month period ended 30 June 2019 to €27 million for the six-month period ended 30 June 2020 and grew mainly due to the effect of the German Businesses Acquisition and higher promoted placement revenue and higher online payment services revenue resulting from higher demand across all Takeaway.com legacy countries.
Development of Logistical Food Delivery Services
In recent years, the Just Eat Takeaway.com Group has made substantial investments in its own Delivery businesses and further grown its Delivery businesses through the Just Eat Acquisition generally and the Just Eat Group business in Canada in particular, which predominantly consists of Delivery Orders. The Just Eat

Takeaway.com Group believes that investing in a hybrid business model, through which it offers its own food delivery services in select cities in tandem with its marketplace model, is the most attractive strategy to continue to grow the Just Eat Takeaway.com Group’s business while remaining focused on achieving overall profitability.
On a combined basis reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, Orders where the Just Eat Takeaway.com Group provided Delivery represented 22% and 17% of the Just Eat Takeaway.com Group’s total Orders in the six-month periods ended 30 June 2020 and 2019, respectively. The increase in the percentage representing Delivery Orders of the Just Eat Takeaway.com Group’s total Orders is due primarily to the growth in Canada, which is the Just Eat Takeaway.com Group’s third-largest market in terms of Orders, almost all of which are Delivery Orders. On a combined basis reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, the Just Eat Takeaway.com Group also experienced an increase in Delivery Orders as a percentage of total Orders in each of the United Kingdom, Germany, the Netherlands and the Rest of the World in the six-month period ended 30 June 2020 as compared to the six-month period ended 30 June 2019. The development of Delivery has helped to broaden the Just Eat Takeaway.com Group’s restaurant offering in the cities in which it has been established, allowing consumers a greater selection of cuisines from which to choose. The Just Eat Takeaway.com Group also believes that the development of the Just Eat Takeaway.com Group’s Delivery networks has also increased its visibility in larger cities, which contributes to increased brand awareness. In certain continental European markets, the Just Eat Takeaway.com Group considers that the way in which it employs its couriers (all couriers directly employed by the Just Eat Takeaway.com Group are fully insured by it) has helped to establish the Just Eat Takeaway.com Group as a positive example of a marketplace company and has positively impacted brand awareness and preference in such markets.
The development of Delivery in the periods under review has impacted the Just Eat Takeaway.com Group’s order fulfillment costs, which consist of courier costs and order processing costs, between periods, as the Delivery business model structurally results in higher total order fulfillment cost levels, due primarily to the cost of couriers, compared with a marketplace business model. In addition to increasing order fulfillment costs, the Just Eat Takeaway.com Group has added support and management staff, largely to support the growth of Delivery.
Marketing Expenditure
Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, search engine optimization and affiliate marketing (rewarding third parties for referrals to the Just Eat Takeaway.com Group’s platform) and (ii) brand marketing, such as television and radio campaigns, and outdoor advertising (billboards).
Performance marketing spend generates costs for every Order generated. However, as brand awareness and preference increases as a result of such marketing investments, and particularly when clear leadership has been attained, the Just Eat Takeaway.com Group is able to generate a greater proportion of Orders from existing consumers, with respect to whom performance marketing costs are limited, which may lead to lower costs per Order. The Just Eat Takeaway.com Group typically sees a correlation between the cost of performance marketing (pay-per-click/pay-per-Order) per Order and its position relative to competitors in a market, with greater costs incurred per Order in those markets in which the competitive landscape is more fragmented and where the Just Eat Takeaway.com Group has not yet emerged as the clear leader.
The Just Eat Takeaway.com Group believes that brand awareness and preference are important drivers of performance in terms of overall consumer interaction, Orders, GMV and the number of restaurants that participate on the Just Eat Takeaway.com Group’s platform. Brand awareness encourages new consumers to use the platform and brand preference drives existing consumers to increase the frequency of their Orders, which together generate higher GMV and, in turn, attracts new restaurants to the platform. Importantly, the Just Eat Takeaway.com Group’s experience suggests that higher brand awareness and preference results, over time, in an increasing amount of direct traffic (that is, traffic without the assistance of search engine marketing, search engine optimization or affiliate marketing) to its platform, resulting in Orders. As direct traffic does not incur performance marketing expenses, a higher proportion of direct traffic to the Just Eat Takeaway.com Group’s platform leads to lower marketing spend on a per Order basis. Importantly, this trend is positively impacted by the increasing adoption and use of mobile applications. The level of brand marketing that the Just Eat

Takeaway.com Group engages in is determined based on strategic goals with respect to presence and visibility in a particular market and global brand awareness and preference.
The Just Eat Takeaway.com Group has continued to invest significantly in marketing initiatives during the periods under review in order to enhance its brand awareness and preference and optimize its performance marketing. The intent of these initiatives is to establish and maintain its leading positions and thereby enhance network effects and maintain consumer growth. The Just Eat Takeaway.com Group’s strategy is to continue to invest in brand marketing, to the extent feasible, in order to drive Orders and drive down marketing costs per Order in the long-term.
Acquisitions and Divestitures
The Just Eat Takeaway.com Group has made a number of acquisitions, the most recent of which were the acquisitions of Just Eat and the Acquired German Businesses, which have impacted its results of operations (and the comparability of such results between periods), principally by expanding its geographical footprint and by strengthening its operations in certain of its markets. In general, the Just Eat Takeaway.com Group’s results of operations could be impacted by the acquisitions that it makes and financing options that it avails in relation thereto, as well as by the Just Eat Takeaway.com Group’s decision to enter new markets or enhance its position in an existing market, primarily because such initiatives may require integrating the acquired business with its other operations and, in certain cases, invest significantly to build relevant market positions.
In September 2018, the Just Eat Takeaway.com Group acquired 10bis, an Israeli online food marketplace, for an aggregate consideration of €121.9 million. The acquisition of 10bis was financed by means of a €150 million bridge facility granted by ABN AMRO and ING Bank N.V., which was fully repaid from the proceeds of the issuance effected at 22 January 2019 of 8.35 million new Just Eat Takeaway.com Shares representing approximately 19% of Just Eat Takeaway.com’s outstanding share capital (before the capital increase), raising €430 million through an accelerated bookbuild offering at an issue price of €51.50 per new Just Eat Takeaway.com Share and issuance of the Convertible Bonds 2019. The financial results associated with 10bis have been consolidated with those of the Just Eat Takeaway.com Group since the date of acquisition.
On 1 April 2019, Just Eat Takeaway.com acquired the Acquired German Businesses for a total consideration of €1,203.7 million, in cash and new Just Eat Takeaway.com Shares. The Just Eat Takeaway.com Group believes that Germany has the potential to be one of the largest markets worldwide, despite relatively low penetration currently when compared, for instance, to the Netherlands. The Just Eat Takeaway.com Group expects that more years of investment will be required for its market penetration in Germany to reach the market penetration levels of the Netherlands and beyond. The financial results of the Acquired German Businesses are consolidated with those of the Just Eat Takeaway.com Group from 1 April 2019, the date of completion of the acquisition.
On 31 January 2020, the Just Eat Acquisition was declared wholly unconditional, for an aggregate consideration of €7,429 million in the form of new Just Eat Takeaway.com Shares, and on 15 April 2020, following the lifting of a hold separate order issued by the CMA on 30 January 2020 that prohibited integration of the businesses, the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. The primary reasons for the Just Eat Acquisition were to create one of the largest food delivery companies in the world, with scale, strategic vision and industry-leading capabilities, to acquire leading positions in attractive markets and a diversified geographic presence, to expand the product offering and to create significant value through economies of scale.
Industry Trends
The Just Eat Takeaway.com Group’s operations and financial results have been and will continue to be affected by various secular trends including evolving consumer lifestyles shifting food consumption towards delivery and pick-up, consumer behavior shifting toward online and mobile devices and wider availability of food delivery options.
The net impact of the COVID-19 pandemic on the Just Eat Takeaway.com Group’s business to date has been a favorable shift in consumer behavior, including an increase in online food ordering in the Just Eat Takeaway.com Group’s key operational segments. To support restaurants and healthcare workers during the COVID-19 pandemic, temporary commission relief was provided to restaurants in certain markets and health service vouchers were provided to healthcare workers in the United Kingdom. Following lockdowns related to

COVID-19, changes in consumer ordering habits saw higher Average Order Values in all reportable segments and increasing adoption of online payments as the preferred method of payment.
Changes in these factors could adversely restrict or otherwise affect the Just Eat Takeaway.com Group’s business. Please refer to “Business of the Just Eat Takeaway.com Group” beginning on page 170 of this proxy statement/prospectus for a fuller description of the industry, the competitive environment and the key laws and regulations to which the Just Eat Takeaway.com Group’s operations are subject.
Evolving Lifestyles Drive Consumers to Shift Food Consumption Towards Delivery and Pick-Up
In recent years, food delivery (excluding pick-up sales by the consumer) and pick-up (excluding home delivery) has been growing faster than the overall food industry (food purchased for consumption at home or in restaurants) and the eating out (including restaurants, bars and catering services) industry in the Just Eat Takeaway.com Group’s Active Markets. This growth has primarily been driven by changing consumer lifestyles characterized by a greater number of dual income families, longer working hours and busier daily routines and higher disposable incomes, which often result in less time to cook at home or to eat out and in consumers having the means to afford “outsourcing” their cooking, and has been further accelerated due to a shift of consumer behavior with the COVID-19 pandemic. The Just Eat Takeaway.com Group offers an attractive alternative for consumers, providing convenience, quality of service and a wide variety of on-demand dining options.
Consumer Behavior Shifting Towards Ordering Online and Mobile Devices
The shift in consumer behavior towards ordering food for delivery or pick-up through an online channel has increased substantially during the past decade as a result of the increasing adoption of e-commerce as well as smartphone and mobile device penetration. This is demonstrated by the increase in the percentage of Orders made through Just Eat Takeaway.com’s mobile application, from 53% for the year ended 31 December 2018 to 62% in the six-month period ended 30 June 2020. As a result, an increasing proportion of the population in these markets is expected to have access to online food delivery marketplaces such as that operated by the Just Eat Takeaway.com Group. The online channel shift experienced in the ordering of food for delivery or pick-up has followed a similar trend to the increase in e-commerce penetration and is expected to continue to be a strong driver of growth in all of the Just Eat Takeaway.com Group’s Active Markets.
The Just Eat Takeaway.com Group believes that there continues to be a significant number of restaurants and consumers that are not currently engaged in online food delivery in the United Kingdom, Germany, Canada and the Netherlands. Although the Netherlands is the Just Eat Takeaway.com Group’s most developed market by market penetration, the Just Eat Takeaway.com Group believes that a significant portion of the food delivery orders in that country were still placed offline (by phone) in 2019.
Wider Availability of Food Delivery Options
In the markets in which the Just Eat Takeaway.com Group operates, trends are also being affected by continued expansion of supply, and in particular the availability of popular branded restaurants and quick service restaurant chains on food delivery platforms. This is increasing consumer choice and increasing the number of food occasions which can be addressed by the Just Eat Takeaway.com Group.
Seasonality
The Just Eat Takeaway.com Group’s Orders are subject to seasonal fluctuations on a weekly, monthly and annual basis, with ordering activity typically greater in the first and fourth quarters of each financial year when consumers are more likely to order food for delivery because of unfavorable weather conditions and shorter daylight hours in the Northern hemisphere. Similarly, Orders tend to be lower in drier and warmer months when daylight hours are longer and a larger number of consumers opt to dine out or cook at home. The Just Eat Takeaway.com Group generally witnesses lower ordering activity in the third quarter, for example, when consumers are more likely to opt to dine out. However, the impact of seasonality may be diminished by the overall growth of Orders in the periods under review. To the extent performance is impacted by seasonality, the Just Eat Takeaway.com Group’s results of operations in any interim period may not be directly comparable to a different interim period and the Just Eat Takeaway.com Group’s performance in any one interim period may not be an accurate indicator of the Just Eat Takeaway.com Group’s future performance in any annual period.

Other factors which may impact ordinary activity in a given period include the number of weekends and holidays in such period as well as the schedule of major sporting and other cultural events, particularly should the Just Eat Takeaway.com Group be a sponsor of such an event.
Foreign Currency
During the periods under review, the Just Eat Takeaway.com Group earned its revenue in multiple currencies with foreign currency earnings (non-euro denominated currencies) including but not limited to: the Swiss Franc, Polish Zloty, Israeli Shekel (as from October 2018), the Australian dollar (as from April 2020), the Danish Krone (as from April 2020), the Canadian dollar (as from April 2020) and the British pound sterling (as from April 2020). To the extent that the Just Eat Takeaway.com Group’s revenue increases in markets whose functional currency is not the euro, this will increase the portion of its revenue and costs that are not earned in euro. Movements in foreign exchange rates between the euro and such other functional currencies may materially impact the Just Eat Takeaway.com Group’s results of operations, either due to transactional (receipt of revenue or incurrence of costs in a currency other than euros) or translational (translation of foreign currency values into euro for the presentation of financial results) effects, particularly following the Just Eat Acquisition and in the future if the Transaction is completed and any further growth plans of the Just Eat Takeaway.com Group materialize. The Just Eat Takeaway.com Group does not manage translational foreign currency with foreign exchange contracts or other hedging instruments.
Inflation
Inflation typically increases Average Order Value, which in turn increases commission revenues. As a result, inflation has a limited effect on the Just Eat Takeaway.com Group’s business, results of operations or financial condition.
Impairment Charges
The Just Eat Takeaway.com Group has completed several acquisitions during the periods under review (see “—Key Factors Affecting Results of Operations—Acquisitions and Divestitures” beginning on page 200 of this proxy statement/prospectus), and such transactions have resulted in the recognition of a significant amount of goodwill and other intangible assets, which largely arises from the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. The carrying amount of goodwill at 30 June 2020 was €4,600 million, which mainly relates to goodwill arising from the Just Eat Acquisition and the German Businesses Acquisition. The carrying amount of intangible assets other than goodwill at 30 June 2020 was €3,294 million, which also primarily arises from Just Eat Acquisition and the German Businesses Acquisition.
The carrying amounts of the assets of the Just Eat Takeaway.com Group are reviewed at each reporting date to determine whether there is any indication of impairment. If an indication of impairment exists, then the recoverable amount of the asset is estimated. Goodwill is tested annually for impairment and whenever an impairment trigger is otherwise identified. For intangible assets other than goodwill, an impairment test is carried out on the intangible asset where there is an indication of impairment during the year. The application of impairment tests involves significant management judgment, including the identification of cash generating units, assigning assets and liabilities to cash generating units, assigning goodwill to cash generating units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of cash generating units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. See Note 20 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-57 of this proxy statement/prospectus. Any impairment losses that arise are recognized in the Just Eat Takeaway.com Group’s statement of profit or loss and other comprehensive income or loss. Due to the high carrying value of goodwill and other intangible assets, any impairment related to either of them could have a significant impact on the Just Eat Takeaway.com Group’s financial results in any period in which such impairment is required to be recognized.
Description of Key Line Items in the Consolidated Statement of Profit or Loss and Other Comprehensive Income or Loss
Revenue
The Just Eat Takeaway.com Group’s largest source of revenue consists of commission revenue. The Just Eat Takeaway.com Group also generates revenue in the form of delivery fee revenue and other revenue, which includes online payment services fees, promoted placement fees, administration fees and sales of merchandise.

Commission revenue is earned from restaurants and is generally charged as a percentage of the GMV for each Order processed. Commission revenue is net of vouchers (which primarily relate to discounts provided to consumers to acquire, re-engage, or generally increase consumers’ use of the Just Eat Takeaway.com Group’s order channels).
Delivery fee revenue is earned from consumers where the Just Eat Takeaway.com Group is responsible for Delivery.
Revenue also includes limited amounts of other revenue, including online payment services fees, promoted placement fees (whereby restaurants are charged a fee in order to appear higher up in search results on the Just Eat Takeaway.com Group’s applications), administration fees and sales of merchandise (including items sold like jackets, restaurant equipment, packaging and banners).
Courier Costs and Order Processing Costs
Courier costs and order processing costs together comprise Order fulfillment costs. Courier costs relate to the delivery and dispatching staff wages and salaries, social security charges and pension premium contributions and temporary staff expenses related to costs of employing couriers without an employment contract directly through the Just Eat Takeaway.com Group. Order processing costs includes fees charged by external online payment service providers to process online payments for consumers on behalf of the restaurant, order management costs for transmitting orders from consumers to restaurants, the cost of merchandise sold and other delivery expenses.
Staff Costs
Staff costs consist of directly attributable costs of staff, Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors (excluding employed couriers, which are included in courier costs), social security charges, pension premium contributions, share-based payments and temporary staff expenses.
Other Operating Expenses
Other operating expenses comprise marketing expenses and other operating expenses.
Marketing Expenses
Marketing expenses can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, search engine optimization and affiliate marketing (rewarding third parties for referrals to the Just Eat Takeaway.com Group’s platform) and (ii) brand marketing, such as television and radio campaigns, and outdoor advertising (billboards). For accounting purposes, expenses for vouchers, which are distributed to existing consumers, potential new consumers, restaurants and via partner campaigns in order to promote the platform, do not constitute marketing expenses and are deducted from commission revenue.
Other Operating Expenses
Other operating expenses include expenses that are neither directly attributable to courier costs, order processing costs or staff costs nor the financing of the Just Eat Takeaway.com Group, and includes housing and legal expenses, professional services fees in relation to acquisitions and integrations, other staff-related costs and certain IT-related expenses.
Depreciation and Amortization Expenses
Depreciation is based on the estimated useful life and calculated as a fixed percentage of cost, taking into account any residual value. Depreciation is recognized from the date an asset comes into use.
Amortization is recognized on a straight-line basis over the assets’ estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any change in estimates being accounted for on a prospective basis.

Share of Results of Associates and Joint Ventures
An associate is an entity over which the Just Eat Takeaway.com Group has significant influence. Significant influence is where the Just Eat Takeaway.com Group has the power to participate in the financial and operating policy decisions of the investee, but do not control or has joint control over those decisions. A joint venture is an entity where the Just Eat Takeaway.com Group holds control jointly with a third party.
Gain on Joint Venture Disposal
On 15 February 2019, the Just Eat Takeaway.com Group sold its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp., operators of the Seoul-based online food delivery marketplace Baedal Minjok. Gain from the joint venture disposal amounted to €6.0 million. As consideration, Just Eat Takeaway.com’s acquired 0.24% in Woowa Brothers Corp.
Finance Income and Finance Costs
Interest income and expenses and other finance cost are recognised using the effective interest method. Finance expenses include interest on debt instruments and lease liabilities, foreign exchange differences and other sources of finance costs and interest expense. Finance expenses are accounted for on an accrual basis.
Key Non-IFRS Financial Measures
Certain parts of this proxy statement/prospectus contain non-IFRS financial measures and ratios. These are not recognized measures of financial performance or liquidity under IFRS. They are presented as the Just Eat Takeaway.com Group believes that they and similar measures are used in the industry in which the Just Eat Takeaway.com Group operates as a means of evaluating a company’s operating performance and liquidity. However, the non-IFRS financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this proxy statement/prospectus and they should not be considered as a substitute for operating profit or loss, profit for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from the Just Eat Takeaway.com Group’s consolidated financial statements, these data have not been audited or reviewed by the Just Eat Takeaway.com Group’s independent auditors.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA, as used by the Just Eat Takeaway.com Group, is defined as profit or loss for the period before depreciation and amortization, finance income and costs, share-based payments, share of results of associates and joint ventures, gain on disposal of joint ventures, acquisition-related transaction and integration costs and income tax expense, and, when presented at the segment level, which represents the Just Eat Takeaway.com Group’s measure of segment performance under IFRS 8, Operating Segments, also excludes Head Office costs, which are not allocated to the segments). The Just Eat Takeaway.com Group believes adjusted EBITDA is a useful measure for investors as it is the main measure used by its CODM to assess the performance of the businesses. Adjusted EBITDA is used internally for forecasting, budgeting and measuring its operating performance because it excludes items that are either non-cash, relate to the Just Eat Takeaway.com Group’s investments in associates and joint ventures and gains or losses on disposal, or do not reflect the day-to-day commercial performance of the business and, as a result, provides a measure of the underlying performance of the business and the Just Eat Takeaway.com Group believes it enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole. Adjusted EBITDA is derived from the Just Eat Takeaway.com Group’s consolidated financial statements, however, it is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. Accordingly, adjusted EBITDA should not be considered as an alternative to profit or loss for the period. See “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information—Key Non-IFRS Measures of the Just Eat Takeaway.com Group—Adjusted EBITDA and Adjusted EBITDA Margin” beginning on page ix of this proxy statement/prospectus for a discussion regarding limitations of the use of such measure. See “—Results of Operations” beginning on page 205 of this proxy statement/prospectus for a reconciliation of the measure for the Just Eat Takeaway.com Group to loss for the period as measured pursuant to IFRS.
Adjusted EBITDA margin, as used by the Just Eat Takeaway.com Group, is defined as adjusted EBITDA as a percentage of revenue (as defined in the statement of profit or loss and other comprehensive income or loss) for the relevant period. The Just Eat Takeaway.com Group believes adjusted EBITDA margin is a useful measure for investors as it is used by the Just Eat Takeaway.com Group and its CODM, together with adjusted EBITDA, to assess the underlying operational performance of the businesses, adjusting for non-cash and non-operating items. Adjusted EBITDA margin is used internally for purposes of forecasting, budgeting and measuring its operating performance because it excludes items that are either non-cash, relate to the Just Eat Takeaway.com Group’s investments in associates and joint ventures and gains or losses on disposal, or do not reflect the day-to-day commercial performance of the business and, as a result, provides a measure of the underlying performance of the business and the Just Eat Takeaway.com Group believes adjusted EBITDA margin enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole while controlling for variance in revenue across such segments or periods. Adjusted EBITDA margin has limitations as a financial measure (including the limitations identified with respect to adjusted EBITDA), should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. See “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information—Key Non-IFRS Measures of the Just Eat Takeaway.com Group—Adjusted EBITDA and Adjusted EBITDA Margin” beginning on page ix of this proxy statement/prospectus for a discussion regarding limitations of the use of such measure.
Results of Operations
The discussion of the Just Eat Takeaway.com Group’s consolidated results from operations is based on its historical results. The financial data discussed in this section for the six-month periods ended 30 June 2020 and 2019 have been prepared in accordance with IAS 34 and for the years ended 31 December 2019 and 2018 have been prepared in accordance with IFRS. The discussion should be read in conjunction with “About this Proxy Statement/Prospectus—Presentation of Financial and Other Information”, “Selected Historical Consolidated Financial Data of the Just Eat Takeaway.com Group” and “Business of the Just Eat Takeaway.com Group” beginning on pages viii, 127 and 170, respectively, of this proxy statement/prospectus.
The following table summarizes the Just Eat Takeaway.com Group’s consolidated statement of profit or loss and other comprehensive income or loss for the periods indicated:
	Six-month period ended 30 June			Year Ended 31 December
in millions €	2020	2019	(% change)	2019	2018	(% change)
Revenue	675	179	276%	416	232	79%
Courier costs	(181)	(29)	524%	(70)	(21)	226%
Order processing costs	(74)	(17)	335%	(41)	(22)	85%
Staff costs	(159)	(49)	218%	(112)	(56)	100%
Other operating expenses	(210)	(90)	134%	(233)	(159)	47%
Depreciation and amortization expense	(65)	(14)	368%	(35)	(8)	358%
Operating loss	(14)	(20)	33%	(76)	(34)	(125)%
Share of results of joint ventures	(9)	—	n.m.	—	—	n.m.
Gain on joint venture disposal	—	6	n.m.	6	—	n.m.
Finance income	7	—	n.m.	0	0	n.m.
Finance costs	(13)	(8)	58%	(16)	(1)	n.m.
Loss before income tax	(29)	(21)	(38)%	(86)	(35)	(145)%
Income tax (expense) / benefit	(32)	(15)	113%	(35)	28	(224)%
Loss for the period	(61)	(37)	(64)%	(121)	(7)	n.m.
Other comprehensive income / (loss)	2	8	(127)%	15	(3)	n.m.
Total comprehensive loss for the period	(59)	(29)	(103)%	(105)	(10)	n.m.

The following tables set forth adjusted EBITDA for the Just Eat Takeaway.com Group and a reconciliation to profit or loss for the period, as well as a calculation of net margin and adjusted EBITDA margin, for the periods presented below. Please refer to “—Key Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” beginning on page 204 of this proxy statement/prospectus for more information.
	Six-month period ended 30 June		Year ended 31 December
in millions €	2020	2019	2019	2018
Loss for the period	(61)	(37)	(121)	(7)
Income tax expense / (benefit)	32	15	35	(28)
Loss before income tax	(29)	(22)	(86)	(35)
Add back items not included in adjusted EBITDA:
Share-based payments	16	1	3	3
Finance expense(1)	6	8	16	1
Gain on joint venture disposal(1)	—	(6)	(6)	—
Depreciation and amortization expenses	65	14	35	8
Share of results of associates and joint ventures	9	—	—	0
Acquisition related transaction and integration costs(2)	68	7	50	12
Adjusted EBITDA	135	2	12	(11)
(1)	On 15 February 2019, Just Eat Takeaway.com sold its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp., operators of the Seoul-based online food delivery marketplace Baedal Minjok.
(2)
Acquisition related transaction and integration costs (i) for the year ended 31 December 2018, which consisted of €11 million in acquisition related transaction costs and €1 million in integration costs, primarily related to the acquisition of 10bis, (ii) for the six-month period ended 30 June 2019, which consisted of €5 million in acquisition related transaction costs and €2 million in integration costs, and the year ended 31 December 2019, which consisted of €40 million in acquisition related transaction costs and €10 million in integration costs, primarily related to the German Businesses Acquisition and the Just Eat Acquisition and (iii) for the six-month period ended 30 June 2020, which consisted of €58 million in acquisition related transaction costs and €10 million in integration costs, primarily related to the Just Eat Acquisition.

	Six-month period ended 30 June		Year ended 31 December
in millions €	2020	2019	2019	2018
Revenue	675	179	416	232
Loss for the period	(61)	(37)	(121)	(7)
Net margin (%)	(9)%	(21)%	(29)%	(3)%
	Six-month period ended 30 June		Year ended 31 December
in millions €	2020	2019	2019	2018
Revenue	675	179	416	232
Adjusted EBITDA	135	2	12	(11)
Adjusted EBITDA margin (%)	20%	1%	3%	(5)%
Six-Month Period Ended 30 June 2020 Compared with Six-Month Period Ended 30 June 2019
The following discussion of results for the Just Eat Takeaway.com Group for the six-month period ended 30 June 2020 compared with the six-month period ended 30 June 2019 includes discussion of the results for the entities that were acquired in the Just Eat Acquisition and the entities that were constituents of the Just Eat Takeaway.com Group prior to the Just Eat Acquisition (the “legacy businesses”). Such results are presented due to the scale of the Just Eat Group and the resulting impact of the Just Eat Acquisition on the results of operation of the Just Eat Takeaway.com Group from 15 April 2020. The results for the Just Eat Group businesses and the legacy businesses were derived from the accounting records for, and are based on the results of operations of, the Just Eat Group businesses and the legacy businesses, respectively, the accounting records for which remain separate other than the legacy business in Switzerland following its integration into a Just Eat subsidiary in

Switzerland in June 2020, from which date it has been included within the Just Eat Group businesses’ accounting records. In addition, as a result of the consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020, results from operations are not presented with respect to the Just Eat Group during the six-month period ended 30 June 2019.
Revenue
	Six-month period ended 30 June
in millions €	2020	2019
Commission revenue:
Just Eat Group businesses	295	NA
Legacy businesses	265	164
Total commission revenue	560	164
Delivery fee revenue:
Just Eat Group businesses	63	NA
Legacy businesses	5	NA(1)
Total delivery fee revenue	68	0
Other revenue:
Just Eat Group businesses	20	NA
Legacy businesses	27	15
Total other revenue	47	15
Revenue	675	179
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have delivery fee revenue during the six-month period ended 30 June 2019.

Revenue increased by 277% to €675 million for the six-month period ended 30 June 2020 from €179 million for the six-month period ended 30 June 2019. The increase was primarily related to the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in revenue due to the businesses acquired in the Just Eat Acquisition accounted for €378 million. Revenue from legacy businesses for the six-month period ended 30 June 2020 increased by €118 million as compared to the six-month period ended 30 June 2019 due to increased Orders from new and existing consumers.
Commission revenue is earned from restaurants and is generally charged as a percentage of the GMV for each Order processed. Commission revenue was €560 million for the six-month period ended 30 June 2020, representing 83% of total revenue, and was 241% higher than in the six-month period ended 30 June 2019. The increase was in part a result of the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in commission revenue due to the businesses acquired in the Just Eat Acquisition accounted for €295 million. Commission revenue from legacy businesses for the six-month period ended 30 June 2020 grew at a faster pace than GMV, primarily due to growing Delivery Share.
Delivery fee revenue is earned from consumers where the Just Eat Takeaway.com Group is responsible for Delivery. Delivery fee revenue was €68 million for the six-month period ended 30 June 2020, representing 10% of total revenue. The businesses acquired in the Just Eat Acquisition accounted for €63 million, or 93%, of delivery fee revenue for the six-month period ended 30 June 2020 and the legacy businesses accounted for €5 million, or 7%, of such delivery fee revenue. The Just Eat Takeaway.com Group did not have delivery fee revenue during the six-month period ended 30 June 2019 because delivery fees were first introduced in February 2020.
Other revenue grew by 213% to €47 million for the six-month period ended 30 June 2020 from €15 million for the six-month period ended 30 June 2019. The increase was primarily related to the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in other revenue due to the businesses acquired in the Just Eat Acquisition accounted for €20 million. Other revenue from legacy businesses for the six-month period ended 30 June 2020 increased by 80% to €27 million as compared to the six-month period ended 30 June 2019, driven primarily by growth in online payment services revenue and promoted placement revenue.

Courier Costs and Order Processing Costs
	Six-month period ended 30 June
in millions €	2020	2019
Courier costs	181	29
Order processing costs	74	17
Total fulfillment costs	255	46
	Six-month period ended 30 June
in millions €	2020	2019
Courier costs:
Just Eat Group businesses	120	NA
Legacy businesses	61	29
Total courier costs	181	29
Order processing costs:
Just Eat Group businesses	44	NA
Legacy businesses	30	17
Total Order processing costs	74	17
Total fulfillment costs	255	46
Courier costs increased by 524% to €181 million for the six-month period ended 30 June 2020 from €29 million for the six-month period ended 30 June 2019. The increase was primarily related to the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in courier costs due to the businesses acquired in the Just Eat Acquisition accounted for €120 million. Courier costs for legacy businesses for the six-month period ended 30 June 2020 increased by 110% to €61 million as compared to the six-month period ended 30 June 2019. This increase was primarily driven by continued expansion of the Just Eat Takeaway.com Group’s Delivery service offering.
Order processing costs increased by 363% to €74 million for the six-month period ended 30 June 2020 from €17 million for the six-month period ended 30 June 2019. The increase was primarily related to the partial period impact of the Just Eat Acquisition in six-month period ended 30 June 2020. The increase in order processing costs due to the businesses acquired in the Just Eat Acquisition accounted for €44 million. Order processing costs for legacy businesses for the six-month period ended 30 June 2020 increased by 88% to €30 million as compared to the six-month period ended 30 June 2019. This increase was primarily driven by increases in Orders and higher online payment service costs driven by a higher share of Orders being processed online.
Staff Costs
	Six-month period ended 30 June			Six-month period ended 30 June
in millions €	2020	2019	in millions €	2020	2019
Staff costs:			Staff costs:
Wages and salaries	107	36	Just Eat Group businesses	66	NA
Social charges and premiums	12	6	Legacy businesses	93	49
Pension premium contributions	4	1	Total staff costs	159	49
Share-based payments	16	1
Temporary staff expenses	20	5
Total staff costs	159	49
Staff costs increased by 218% to €159 million for the six-month period ended 30 June 2020, from €49 million for the six-month period ended 30 June 2019. The increase was in part a result of the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in staff costs due to the businesses acquired in the Just Eat Acquisition accounted for €66 million. Staff costs for legacy businesses for the six-month period ended 30 June 2020 increased by 86% to €93 million as compared to the six-month period ended 30 June 2019. This increase was primarily driven by expansion of headcount in the logistic and customer service teams to support demands of the growing Marketplace and Delivery businesses as well as an increase in information technology and product staff to support the overall growth of the Just Eat Takeaway.com Group’s business. The Just Eat Takeaway.com Group’s staff related investments were primarily driven by more than doubling its Delivery operations staff (including indirect staff such as hub coordinators, sales and customer service staff, but not including couriers, which are accounted separately) to support its expansion of this offering. In addition, the Just Eat Takeaway.com Group continued expanding the technology and product teams, as well as increasing consumer service staff to support its growth. Staff costs exclude courier costs where couriers are directly engaged as employees, which are classified as courier costs. Share-based payment expenses increased by €15 million in the six-month period ended 30 June 2020 as compared to the six-month period ended 30 June 2019 because, in order to retain selected senior Just Eat employees, upon completion of the Just Eat Acquisition, Just Eat Takeaway.com granted certain participants of certain Just Eat share plans share-based payments that replicated the vesting schedules of such Just Eat share plans, which will vest subject to continued employment and satisfaction of certain performance conditions set by Just Eat Takeaway.com. Just Eat Takeaway.com also rolled over the Just Eat Deferred Share Bonus Plan 2018.
Other Operating Expenses
	Six-month period ended 30 June
in millions €	2020	2019
Marketing expenses:
Just Eat Group businesses	35	NA
Legacy businesses	62	68
Total marketing expenses	97	68
Other operating expenses:
Just Eat Group businesses	21	NA
Legacy businesses	92	22
Total other operating expenses	113	22
Total other operating expenses	210	90
Marketing Expenses
Marketing expenses increased by 43% to €97 million for the six-month period ended 30 June 2020 from €68 million for the six-month period ended 30 June 2019. The increase was primarily related to the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in marketing expenses due to the businesses acquired in the Just Eat Acquisition accounted for €35 million. Marketing expenses for legacy businesses for the six-month period ended 30 June 2020 decreased by 9% to €62 million as compared to the six-month period ended 30 June 2019, primarily as a result of synergies from the German Businesses Acquisition, which impacted marketing expenses by €10 million, and the phasing of brand spending to the second half of 2020 in response to COVID-19. In mid-March 2020, at the start of the COVID-19 lockdown measures across the various markets in which the Just Eat Takeaway.com Group operates, marketing investments were reduced due to (i) uncertainty about the impact of COVID-19 on consumer behavior and (ii) lower relevance of outdoor advertising.
Other Operating Expenses
Other operating expenses increased 414% to €113 million for the six-month period ended 30 June 2020 from €22 million for the six-month period ended 30 June 2019. The increase was primarily related to the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in other operating expenses due to the businesses acquired in the Just Eat Acquisition accounted for €21 million. Other operating expenses for legacy businesses for the six-month period ended 30 June 2020 increased by 318% to €92 million as compared to the six-month period ended 30 June 2019, which was primarily driven by €58 million of expenses due to advisory fees in connection with the Just Eat Acquisition and the Transaction.

Depreciation and Amortization
	Six-month period ended 30 June
in millions €	2020	2019
Depreciation and amortization expenses:
Just Eat Group businesses	43	NA
Legacy businesses	22	14
Depreciation and Amortization Expenses	65	14
Depreciation and amortization expenses were €65 million in the six-month period ended 30 June 2020, up from €14 million in the six-month period ended 30 June 2019. The increase in depreciation and amortization expenses was in part due to the businesses acquired in the Just Eat Acquisition, which accounted for €43 million. Depreciation and amortization expenses for legacy businesses for the six-month period ended 30 June 2020 increased by 59% to €22 million as compared to the six-month period ended 30 June 2019. This increase related primarily to amortization of intangible assets of €34 million recognized as a result of the Just Eat Acquisition.
Share of Results Of Associates and Joint Ventures
The Just Eat Takeaway.com Group’s share of results of associates and joint ventures was a loss of €9 million for the six-month period ended 30 June 2020, and arose from the Just Eat Takeaway.com Group’s share of results from iFood and ECAC. These interests were acquired as part of the Just Eat Acquisition. The Just Eat Takeaway.com Group did not have any share of associate losses in the six-month period ended 30 June 2019.
Income Tax Expense
Income tax expense amounted to €32 million in the six-month period ended 30 June 2020 compared with €15 million in the six-month period ended 30 June 2019, primarily due to an increase in profits before tax in Germany and the inclusion of legacy Just Eat jurisdictions, partially offset by the utilization in capitalized tax losses carried forward in Germany and Canada.
Loss for the Period
As a result of the factors described above, Just Eat Takeaway.com realized a net loss after tax of €61 million in the six-month period ended 30 June 2020 as compared to a net loss after tax of €37 million in the six-month period ended 30 June 2019.
2019 Compared with 2018
Revenue
	Year Ended 31 December
in millions €	2019	2018
Revenue:
Commission revenue	372	210
Delivery fee revenue	NA(1)	NA(1)
Other revenue	44	22
Revenue	416	232
(1)	The Just Eat Takeaway.com Group did have any delivery fee revenue for the year ended 31 December 2019 or the year ended 31 December 2018 because delivery fees were first introduced in February 2020.
Revenue increased by 79% to €416 million in 2019 from €232 million in 2018. This increase was driven by a number of factors including: the German Businesses Acquisition, which contributed to a 112% increase in Orders in Germany to 70 million for the year ended 31 December 2019 as compared to the year ended 31 December 2018; the full year effect of 2018 acquisitions; organic growth in Orders, which contributed to an increase in total Orders for the Just Eat Takeaway.com Group of 69% to 159 million for the year ended 31

December 2019 as compared to the year ended 31 December 2018; and higher average commission rates in Germany, the Netherlands, Belgium, Austria, Poland and Israel. The revenue increase rate exceeded GMV growth of 70%, mainly driven by a higher proportion of Delivery Orders, which increased from 3.0% to 5.4% of Orders; a higher average commission rate of 12.6% as compared to 12.1% in 2018; and an increase in other revenue mainly driven by the improved promoted placement service.
Commission revenue was €372 million in 2019, representing 89% of total revenues and was 77% higher than in 2018. Commission revenue is net of vouchers. In order to promote the platform, the Just Eat Takeaway.com Group distributes vouchers to existing consumers, potential new consumers, restaurants, and via partner campaigns. Vouchers amounted to €11 million in 2019 and €8 million in 2018.
The Just Eat Takeaway.com Group did have any delivery fee revenue for the year ended 31 December 2019 or the year ended 31 December 2018 because delivery fees were first introduced in February 2020.
Other revenue grew by 96% in 2019, reaching €44 million, driven primarily by growth in online payment services fees, sold merchandise and promoted placement fees charged to restaurants.
Courier Costs and Order Processing Costs
	Year ended 31 December
in millions €	2019	2018
Courier costs	70	21
Order processing costs	41	22
Total fulfillment costs	111	43
Courier costs were €70 million in 2019, which was 233% higher than in 2018. This increase was primarily driven by the expansion of Delivery services.
Order processing costs were €41 million in 2019, which was 86% higher than in 2018. This increase is higher than Order growth and was driven by a growing share of online payments, merchandise items and increased restaurant device costs driven by the onboarding of new restaurants.
Staff Costs
	Year ended 31 December
in millions €	2019	2018
Staff costs:
Wages and salaries	83	40
Social charges and premiums	14	7
Pension premium contributions	2	1
Share-based payments	3	3
Temporary staff expenses	10	5
Total staff costs	112	56
Staff costs were €112 million in 2019, representing a 100% increase compared with 2018. This increase is the result of the continuing investments in the Just Eat Takeaway.com Group’s organization to execute on its growth strategy and acquisitions (the German Businesses Acquisition in 2019 and acquisitions in Israel, Bulgaria and Romania in 2018). Staff-related investments were primarily in information technology and product functions where the Just Eat Takeaway.com Group almost doubled full time employees (“FTEs”) on a year-over-year basis, as well as operational functions, with a large increase in its customer service staff to be able to support strong Order growth. Over the course of 2019, Delivery operations staff (which does not include employed couriers) more than doubled to support its expansion. The Just Eat Takeaway.com Group’s staff, excluding employed couriers, increased to 2,433 FTEs as of 31 December 2019 from 1,432 FTEs as of 31 December 2018. Temporary staff expenses were €10 million in 2019, representing a 100% increase compared with temporary staff expenses of €5 million in 2018. This increase was the result of investment in the expansion of information technology and human resources support in the Head Office, as well as the addition of resources to the customer service team in Germany driven by the German Businesses Acquisition. Share-based payments were €3 million in 2019, representing a 9% increase compared with 2018. Share-based payments includes the LTIP for the Just Eat Takeaway.com Management Board and the ESOP, which covers senior management and certain other employees.
Other Operating Expenses
	Year ended 31 December
in millions €	2019	2018
Marketing expenses:	143	120
Other operating expenses:	90	39
Total other operating expenses	233	159
Marketing Expenses
Marketing expenses increased by 19% to €143 million in 2019 compared with €120 million in 2018. This increase was the result of, among other things, expansion efforts in certain markets and increased performance marketing expenses in connection with the overall growth of the Just Eat Takeaway.com Group’s business, but was substantially lower than the Just Eat Takeaway.com Group’s Order and revenue growth, reflecting the improved market position in Germany following the German Businesses Acquisition, the effectiveness of its marketing investments, the strength of the Just Eat Takeaway.com Group’s brand and the recurring nature of consumer behavior. Marketing expenses as a percentage of revenue and on a per-Order basis improved in all segments in 2019.
Other Operating Expenses
All other operating expenses, collectively, increased 131% in 2019 to €90 million compared with €39 million in 2018. This increase was mainly driven by additional cost due to acquisitions, including legal and professional services expenses, and additional recruitment and other staff-related costs to support the Just Eat Takeaway.com Group’s organizational expansion and the growth of its restaurant delivery services.
Depreciation and Amortization
Depreciation and amortization expenses increased to €35 million in 2019 from €8 million in 2018. This increase related primarily to the amortization of intangible assets recognized as the result of acquisitions in Germany and Israel, the impact of the application of IFRS 16, which causes the capitalization of leased assets such as offices and cars and the depreciation on physical assets such as offices and information technology-related assets.
Finance Income and Finance Costs
Finance income and costs on a net basis increased to €16 million in costs in 2019 from €1 million in costs in 2018. This increase in costs was mainly caused by the interest expenses on the Convertible Bonds 2019 and the implementation of IFRS 16 which resulted in interest expenses on the lease liabilities.
Share of Results of Associates and Joint Ventures
As of 31 December 2019, Just Eat Takeaway.com had no share in any joint ventures. On 15 February 2019, the Just Eat Takeaway.com Group divested its stake of 66% in Takeaway.com Asia B.V. to Woowa Brothers Corp., operators of the Seoul-based online food delivery marketplace Baedal Minjok. Gain from the joint venture disposal amounted to €6.0 million. In return for the Just Eat Takeaway.com Group’s part of the purchase price it acquired 0.24% in Woowa Brothers Corp. Takeaway.com Asia B.V. was accounted for as a joint venture using the equity method of accounting given that joint control existed in terms of decision-making. Just Eat Takeaway.com’s share of loss in the joint venture was €0.2 million in 2018.
Income Tax Expense
Current income tax expense increased to €14 million in 2019 compared with €2 million in 2018. In 2019, the Just Eat Takeaway.com Group recognized a deferred tax expense amounting to €20 million compared with a €30 million deferred tax benefit in 2018. As a result, total income tax expense recognized directly in profit or loss was €35 million in 2019.

Following integration of the Just Eat Takeaway.com Group’s operations in 2019, the non-Dutch entities and branches reported a profit overall, which partly was offset with losses carried forward. The unused tax losses of the Just Eat Takeaway.com Group (for which no deferred tax asset had been recognized) originated before 2019, in the amount of €78 million, may be carried forward for nine consecutive years, and the unused tax losses arising from 2019, amounting to €97 million, may be carried forward for six consecutive years. The unused tax losses of yd.Yourdelivery GmbH, Takeaway Express GmbH and Takeaway.com Belgium BVBA have no statutory expiration. Of the unused tax losses of Sto2 Sp. z o.o. that originated in 2016, 50% will expire in 2022 and of those tax losses that originated in 2017, 50% will expire in 2023. The other unused tax losses relate to the unused tax losses of Hello Hungry AD in Bulgaria and Hellohungry SA in Romania. In Bulgaria, tax losses can be carried forward and set off against taxable income over the five years following the year in which they were incurred, and in Romania, unused tax losses can be carried forward for seven consecutive years. 10bis reported a tax loss in 2019. This loss can be carried forward and set-off without time limit. No unused tax losses will expire in 2020.
Loss for the Period
As a result of the factors described above, Just Eat Takeaway.com realized a net loss after tax of €121 million in 2019 as compared to a net loss after tax of €7 million in 2018.
Segmental Just Eat Takeaway.com Group Results of Operations
The Just Eat Takeaway.com Group is organized and managed on the basis of its operating segments and by certain other geographical regions. Operating segments that do not meet certain quantitative thresholds are combined into a single category representing all other segments. See Note 11 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-42 of this proxy statement/prospectus for additional detail.
The Just Eat Takeaway.com Group adheres to a “One Company, One Brand, One IT Platform” strategy, meaning the business should operate across the same technology platform as far as possible and local brands adopt a similar style and logo to create a single global brand identity and allow leverage of central marketing campaigns. The Just Eat Takeaway.com Group has begun the process of integrating Just Eat. To optimize operational efficiency and reduce the number of technology platforms being maintained, the legacy Just Eat territories in continental Europe will migrate to the legacy Takeaway.com technology platform, with Switzerland and France platforms having been migrated already. All material legacy Just Eat brands have now adopted the Takeaway.com logo and style to support creating the global brand identity.
The Just Eat Takeaway.com Group has four reportable segments: United Kingdom, Germany, Canada and the Netherlands. All other operating segments are included together in the Rest of the World. The Just Eat Takeaway.com Group has non-controlling interests in businesses in Brazil (iFood) and Mexico (ECAC). iFood is classified as an associate for accounting purposes, while its participation in ECAC is classified as a joint venture, therefore neither business is consolidated. As the Just Eat Takeaway.com Group’s operating segments serve only external consumers, there is no inter-segment revenue.
Operating segments that do not meet certain quantitative thresholds are combined into a single category representing all other segments, the Rest of the World. The Rest of the World comprises: Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland. With respect to the periods under review, (i) the Just Eat Takeaway.com Group did not have operations in Australia, Denmark, Ireland, Italy, New Zealand, Norway and Spain during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019, being prior to consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020, (ii) the Just Eat Takeaway.com Group did not have operations in France during the year ended 31 December 2019 and during the six-month period ended 30 June 2019, such periods being after the Just Eat Takeaway.com Group previously discontinued operations in France in February 2018 and prior to consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020 and (iii) as a result of acquisitions, the Just Eat Takeaway.com Group entered Israel in September 2018 and Bulgaria and Romania in February 2018.
Until 31 December 2019, Head Office was allocated to the segments. Beginning in the six-month period ended 30 June 2020, Head Office is no longer allocated to the segments. The segment data in Just Eat Takeaway.com Group’s consolidated financial statements have been recast accordingly. Head Office relates to non-allocated expenses and includes all central operating expenses such as staff costs and operating expenses for global support teams like legal, finance, business intelligence, human resources, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board. Not included in Head Office are costs of global IT and product functions, which are allocated to countries and therefore included in segment adjusted EBITDA.
The following table sets forth a breakdown of the revenue, adjusted EBITDA and adjusted EBITDA margin by geographic region for the periods indicated.
	Six-month period ended 30 June			Year ended 31 December
in millions €	2020	2019	(% change)	2019	2018	(% change)
United Kingdom(1)
Revenue	154	NA	NA	NA	NA	NA
Adjusted EBITDA	63	NA	NA	NA	NA	NA
- Adjusted EBITDA margin	41%
Germany(2)
Revenue	161	80	102%	205	83	147%
Adjusted EBITDA	58	(1)	>500%	19	(24)	>500%
- Adjusted EBITDA margin	36%	(1)%	37pp	9%	(29)%	38pp
Canada(1)
Revenue	117	NA	NA	NA	NA	NA
Adjusted EBITDA	18	NA	NA	NA	NA	NA
- Adjusted EBITDA margin	15%
The Netherlands
Revenue	80	57	40%	119	96	23%
Adjusted EBITDA	38	31	23%	64	59	9%
- Adjusted EBITDA margin	48%	54%	(6)pp	54%	61%	(7)pp
Rest of the World(3)
Revenue	163	42	283%	92	53	74%
Adjusted EBITDA	(3)	(11)	70%	(25)	(12)	(114)%
- Adjusted EBITDA margin	(2)%	(26)%	24pp	(27)%	(22)%	(5)pp
Head Office
Adjusted EBITDA	(39)	(17)	(121)%	(46)	(34)	(34)%
Total
Revenue	675	179	276%	416	232	79%
Adjusted EBITDA	135	2	>500%	12	(11)	209%
(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

(2)	The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019.
(3)
See “—Segmental Just Eat Takeaway.com Group Results of Operations” beginning on page 213 of this proxy statement/prospectus for information regarding the markets comprising the Rest of the World during the periods under review.

Six-Month Period Ended 30 June 2020 Compared with Six-Month Period Ended 30 June 2019
United Kingdom
The Just Eat Takeaway.com Group had no United Kingdom operations in 2019 or until 15 April 2020 when the CMA’s hold separate order was lifted and the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. The figures are presented on the basis of the Just Eat Group’s consolidation into the Just Eat Takeaway.com Group beginning 15 April 2020.
In the United Kingdom, the Just Eat Takeaway.com Group processed 44 million Orders from 15 April 2020 to 30 June 2020. GMV in the United Kingdom was €1,046 million from 15 April 2020 to 30 June 2020 and revenue in the United Kingdom was €154 million from 15 April 2020 to 30 June 2020. To support restaurants and healthcare workers during the COVID-19 outbreak, temporary commission relief was provided to restaurants and health service vouchers were provided to healthcare workers. Consistent with the Just Eat Takeaway.com Group’s other markets, the Average Order Value in the United Kingdom during the period was elevated compared with the six-month period ended 30 June 2019 on a combined basis, reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, as a result of COVID-19 lockdowns.
For the period from 15 April 2020 to 30 June 2020, adjusted EBITDA was €63 million and the adjusted EBITDA margin was 41%.
Germany
Orders processed in Germany grew by 76% to 49 million for the six-month period ended 30 June 2020 from 28 million for the six-month period ended 30 June 2019. The increase in Orders was driven by both the strong organic growth and the German Businesses Acquisition on 1 April 2019. GMV grew by 89% to €1,096 million for the six-month period ended 30 June 2020 from €579 million for the six-month period ended 30 June 2019, primarily driven by the growth in Orders, as well as higher Average Order Values following COVID-19 lockdowns, which drove more families and households to use Lieferando.de, the Just Eat Takeaway.com Group’s brand in Germany.
Revenue in Germany increased by 102% to €161 million for the six-month period ended 30 June 2020 from €80 million for the six-month period ended 30 June 2019.
Adjusted EBITDA improved to €58 million for the six-month period ended 30 June 2020 from €(1) million for the six-month period ended 30 June 2019, primarily driven by increased scale, improvements in the Just Eat Takeaway.com Group’s Delivery business and marketing synergies of €10 million achieved through the integration of the Acquired German Businesses.
Canada
The Just Eat Takeaway.com Group had no Canadian operations in 2019 or until 15 April 2020 when the CMA’s hold separate order was lifted and the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. The figures are presented on the basis of the Just Eat Group’s consolidation into the Just Eat Takeaway.com Group beginning 15 April 2020.
In Canada, the Just Eat Takeaway.com Group processed 23 million Orders from 15 April 2020 to 30 June 2020. GMV in Canada was €489 million from 15 April 2020 to 30 June 2020 and revenue in Canada was €117 million from 15 April 2020 to 30 June 2020. Consistent with the Just Eat Takeaway.com Group’s other markets, the Average Order Value in Canada during the period was elevated compared with the six-month period ended 30 June 2019 on a combined basis, reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, as a result of COVID-19 lockdowns.
For the period from 15 April 2020 to 30 June 2020, adjusted EBITDA was €18 million and the adjusted EBITDA margin was 15%.
The Netherlands
In the Netherlands, the Just Eat Takeaway.com Group processed 23 million Orders in the six-month period ended 30 June 2020, representing a growth rate of 24% compared with the six-month period ended 30 June 2019. Driven by higher Average Order Values, GMV grew by 36% during the period, outperforming Order growth by 12 percentage-points.
Revenue in the Netherlands grew by 40% to €80 million in the six-month period ended 30 June 2020, from €57 million in the six-month period ended 30 June 2019. This increase was driven by Order growth of 24%, a higher share of Delivery Orders and the introduction of a delivery fee for Delivery Orders in the first half of 2020.
Adjusted EBITDA increased to €38 million in the six-month period ended 30 June 2020, compared with €31 million in the six-month period ended 30 June 2019. The adjusted EBITDA margin was 48% in the six-month period ended 30 June 2020, compared with 54% in the six-month period ended 30 June 2019, reflecting the impact of the higher share of Delivery Orders.

Rest of the World
Rest of the World comprises Austria, Belgium, Bulgaria, Israel, Luxembourg, Poland, Portugal, Romania and Switzerland and, since 15 April 2020, also Australia, Denmark, France, Ireland, Italy, New Zealand, Norway and Spain. Across the Rest of the World, the Just Eat Takeaway.com Group processed 53 million Orders in the six-month period ended 30 June 2020, an increase of 112% compared with 25 million Orders in the six-month period ended 30 June 2019. The increase was in part a result of the partial period impact of the Just Eat Acquisition in the six months ended 30 June 2020. The increase in Orders due to the businesses acquired in the Just Eat Acquisition accounted for 23 million Orders. Orders from legacy businesses for the six-month period ended 30 June 2020 increased by 19% to 30 million Orders as compared to the six-month period ended 30 June 2019. This increase was primarily driven by Belgium and Poland. GMV for legacy businesses grew by 78% during the period, outpacing Order growth, driven by higher Average Order Values due to changes in consumer ordering habits during the COVID-19 lockdowns.
Revenue in the Rest of the World grew by 283% to €163 million in the six-month period ended 30 June 2020, from €42 million in the six-month period ended 30 June 2019, outpacing GMV growth. This increase was primarily driven by increases in delivery fee revenue and online payment services revenue, and such increases were in part a result of the partial period impact of the Just Eat Acquisition in the six-month period ended 30 June 2020. The increase in revenue due to the businesses acquired in the Just Eat Acquisition accounted for €378 million. Revenue for legacy businesses for the six-month period ended 30 June 2020 increased by 66% to €297 million as compared to the six-month period ended 30 June 2019.
Adjusted EBITDA increased to €(3) million in the six-month period ended 30 June 2020, compared with €(11) million in the six-month period ended 30 June 2019. Adjusted EBITDA for legacy businesses decreased to €(14) million in the six-month period ended 30 June 2020, compared with €(11) million in the six-month period ended 30 June 2019. This resulted in an adjusted EBITDA margin of (2)% in the six-month period ended 30 June 2020.
2019 Compared with 2018
Germany
Revenue increased by 147% to €205 million for the year ended 31 December 2019 from €83 million in the year ended 31 December 2018, driven by strong organic growth of the Lieferando.de brand, as well as the successful integration of the Acquired German Businesses. Revenue growth exceeded Order growth, mainly driven by an increase of the Just Eat Takeaway.com Group’s standard commission rate by 1% and an expansion of the Delivery market share. In 2019 there was also a 9% increase in Orders paid online compared to 2018. Online paid Orders in Germany in 2019 were more than 55% of total German Orders.
Adjusted EBITDA improved to €19 million compared to €(24) million in the year ended 31 December 2018, driven primarily by improved marketing efficiency through integration of the Acquired German Businesses, demonstrating the scalable nature of the business.
The Netherlands
Revenue increased by 23% to €119 million in the year ended 31 December 2019 from €96 million in the year ended 31 December 2018. Revenue grew faster than Orders as a result of an increase in the average Order size, driven by an increase in the Dutch value added tax rate and an increased Delivery market share. In addition, the proportion of Orders paid online grew to nearly 82% of Orders in the year ended 31 December 2019, driving growth in online payment services revenue to €7 million, an increase of 12% compared to the year ended 31 December 2018. Other revenue increased by 63% to €4 million in the year ended 31 December 2019 from €2 million in the year ended 31 December 2018, mainly due to growth in sold merchandise.
Adjusted EBITDA increased to €64 million in 2019 compared to €59 million in 2018 reflecting increased operational leverage as the Just Eat Takeaway.com Group delivered more to its network of consumers and restaurants. The decline in adjusted EBITDA margin was primarily a result of increased investments in Delivery, which has structurally higher fulfillment cost levels, as well as costs that were incurred in connection with the addition of support and management staff (relating to the growth of the Just Eat Takeaway.com Group’s business generally).

United Kingdom
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom during the years ended 31 December 2018 and 2019.
Canada
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in Canada during the years ended 31 December 2018 and 2019.
Rest of the World
Revenue in the Rest of the World grew by 74% to €92 million in the year ended 31 December 2019 from €53 million in the year ended 31 December 2018, including the full year effect of businesses acquired in Israel, Romania, Bulgaria and Switzerland in 2018. The substantial growth in revenue reflected growth in Orders, which increased by 24 million, or 82%, in the year ended 31 December 2019 from the year ended 31 December 2018, and a slight increase in average commission rates. The 2019 average commission rate was mainly impacted by a 1% commission increase in Poland, with the impact of the increasing Delivery market share partly offset by the full year effect of 2018 acquisitions. The Average Order Value for the segment was slightly lower than in the year ended 31 December 2018, driven by the mix effect of a larger proportion of Orders coming from Poland and Israel, which have lower Average Order Values than Western European countries.
Adjusted EBITDA fell to €(25) million in the year ended 31 December 2019 compared to €(12) million in the year ended 31 December 2018, largely driven by the full year effect of acquisitions made in 2018 (Israel, Romania, Bulgaria and Switzerland) and by continuing investments in these high potential and under-penetrated markets. The Adjusted EBITDA margin declined by 5 percentage points to (27%).
Liquidity and Capital Resources
The Just Eat Takeaway.com Group’s principal source of liquidity during the periods under review was cash generated from Orders, as well as proceeds from a January 2019 €430 million equity offering, an April 2020 €400 million equity offering, the issuance of the Convertible Bonds 2019 and Convertible Bonds 2020 and drawing on the Just Eat Facility.
The Just Eat Takeaway.com Group’s liquidity requirements arise primarily from the need to fund marketing expenses, meet working capital requirements and administrative expenses and to finance acquisitions. The Just Eat Takeaway.com Group has capacity under a contingent facility and an overdraft facility (described further below), pursuant to which it can draw cash in order to fund its working capital requirements if required. Changes in working capital can vary in the short term (as payments from restaurants are received on a daily basis, while the Just Eat Takeaway.com Group pays restaurants on a weekly basis), but changes in working capital are generally insignificant over the course of a particular year. Operating working capital is structurally negative, due to the difference between the restaurant and consumer payment cycles.
The Just Eat Takeaway.com Group manages its capital to ensure that entities in the Just Eat Takeaway.com Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Just Eat Takeaway.com Group believes that its existing cash, cash equivalents and available liquidity will be sufficient to meet its present working capital requirements. The capital structure of Just Eat Takeaway.com consists of net debt (borrowings, as disclosed in Note 20, after deducting available cash and cash equivalents as disclosed in Note 17, each to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-54 of this proxy statement/prospectus) and shareholders’ equity (comprising issued ordinary share capital, share premium, reserves and accumulated deficits as disclosed in Note 18 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-54 of this proxy statement/prospectus).

Indebtedness
The following table sets forth the Just Eat Takeaway.com Group’s long- and short-term borrowings as of the dates indicated. See Note 20 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-57 of this proxy statement/prospectus for a description of each debt instrument.
				31 December(2)
€ in millions	Maturity Date	Interest Rate	30 June 2020(1)	2019	2018
Convertible Bonds 2019 (2,500 bonds at €100,000 par value)	January 2024	2.25%	222	228	—
Convertible Bonds 2020 (3,000 bonds at €100,000 par value)	April 2026	1.25%	245	—	—
Takeaway.com Revolving Credit Facility(3)	NA	NA	—	15	—
Just Eat Facility(4)	March 2025	LIBOR + 0.75% to 1.35%	9	—	—
Bridge Facility(5)			—	—	150
Total Borrowings			476	243	150
(1)
Financial information for the six-month period ended 30 June 2020 has been extracted from the Just Eat Takeaway.com Group’s unaudited consolidated financial statements beginning on page F-2 of this proxy statement/prospectus.

(2)
Financial information for the years ended 31 December 2019 and 2018 has been extracted from the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-17 of this proxy statement/prospectus.

(3)	Terminated in April 2020.
(4)
At 31 December 2019, Just Eat had access to a committed £350 million revolving credit facility, expiring in November 2023. On 9 March 2020, the facility was amended and extended. The facility level was increased to £535 million, denominated in two tranches, £267.5 million and €307.6 million, and the term extended to 9 March 2025. The facility also includes an option to increase the commitments under the facility by a further £200 million (subject to bank credit committee approval) and an option to extend the facility by two further years (subject to bank credit committee approval). Following the Just Eat Acquisition there was a mechanism to add obligors from the wider Just Eat Takeaway.com Group to the facility. All approvals from the banks were given at the time of the amendments, subject to know-your-customer verifications and the acceding companies meeting the conditions pursuant to the revolving credit facility.

(5)	Repaid in full in January 2019.
The Just Eat Takeaway.com Management Board periodically reviews the capital structure of Just Eat Takeaway.com. As part of this review, the Just Eat Takeaway.com Management Board considers the cost of capital and the risks associated with each class of capital.
The Just Eat Takeaway.com Group’s activities are exposed to a number of financial risks. The Just Eat Takeaway.com Group seeks to minimize the effects of market risk, credit risk and liquidity risk based on charters and (in)formal policies. The Just Eat Takeaway.com Group uses forward contracts to hedge these risk exposures. US dollar exposure arises on the forecast payment of invoices to US dollar-denominated suppliers. As the Just Eat Takeaway.com Group does not currently have US dollar revenues, forward foreign exchange contracts with maturities up to one year are used to manage these exposures. The total amount of outstanding forward contracts at 30 June 2020 was $45.3 million. The Just Eat Takeaway.com Group does not enter into derivative financial instruments for speculative purposes.
Convertible Bonds 2019
On 18 January 2019, Just Eat Takeaway.com issued the Convertible Bonds 2019 at 100% of their nominal value. The Convertible Bonds 2019 carry an interest rate of 2.25% payable semi-annually in arrears in equal instalments on 25 January and 25 July each year, commencing on 25 July 2019, and have a minimum denomination of €100,000 each. The initial conversion price of the Convertible Bonds 2019 was set at €69.525, representing a conversion premium of 35% above the price of a Just Eat Takeaway.com Share on the pricing date. The Convertible Bonds 2019 are convertible into 3,595,829 Just Eat Takeaway.com Shares in January 2024 at the option of the holder, which is a rate of 1,438 Just Eat Takeaway.com Shares for every Convertible Bond 2019; unconverted Convertible Bonds 2019 become repayable on demand.

Just Eat Takeaway.com has the option to redeem all, but not a portion, of the Convertible Bonds 2019 at their principal amount plus any accrued interest from 9 February 2022, should the value of a Just Eat Takeaway.com Share exceed 130% of the conversion price over a certain period.
Convertible Bonds 2020
On 30 April 2020, Just Eat Takeaway.com issued the Convertible Bonds 2020 at 100% of their nominal value. The Convertible Bonds 2020 have an interest rate of 1.25% payable semi-annually in arrears in equal installments on 30 April and 30 October each year, commencing on 30 October 2020. The Convertible Bonds 2020 have a maturity of six years and a minimum denomination of €100,000 each. The set factor conversion price of the Convertible Bonds 2020 was set at €121.80, representing a conversion premium of 40% above the price of a Just Eat Takeaway.com Share on the pricing date. The Convertible Bonds 2020 are convertible into 2,463,054 Just Eat Takeaway.com Shares in April 2025 at the option of the holder, which is a rate of 821 Just Eat Takeaway.com Shares for every Convertible Bond 2020; unconverted Convertible Bonds 2020 become repayable on demand.
Just Eat Takeaway.com has the option to redeem all, but not a portion, of the Convertible Bonds 2020 at their principal amount plus any accrued interest from 15 May 2023, should the value of a Just Eat Takeaway.com Share exceed 150% of the conversion price over a certain period, and from 15 May 2024, should the value of a Just Eat Takeaway.com Share exceed 130% of the conversion price over a certain period. At early redemption notice bondholders have the option to convert the Convertible Bonds 2020 into Just Eat Takeaway.com Shares.
Takeaway.com Revolving Credit Facility
On 26 October 2019, Just Eat Takeaway.com entered into a loan agreement for a €60 million revolving credit facility (the “Takeaway.com Revolving Credit Facility”), which was subsequently amended in January 2020 to increase the amount that could be borrowed to up to €120 million. The Takeaway.com Revolving Credit Facility was terminated in full in April 2020.
Just Eat Revolving Credit Facility
On 2 November 2017, Just Eat entered into a multi-currency revolving loan facility (as amended and restated on 9 March 2020, the “Just Eat Facility”) with total commitments of £535 million, denominated in two tranches, £267.5 million and €307.6 million, and subject to an option to increase the commitments under the facility by a further £200 million with lender consent. The borrowers under the Just Eat Facility are Just Eat and Just Eat Holding Limited, and such borrowers and certain subsidiaries of Just Eat Takeaway.com guarantee the obligations under the Just Eat Facility. Loans under the Just Eat Facility bear interest at a rate of LIBOR (or in the case of loans in euro or Canadian Dollars, EURIBOR or CIDOR), plus a margin ranging from 0.75% to 1.35% based on Just Eat’s Leverage Ratio (defined below). Pursuant to the Just Eat Facility, a commitment fee equal to 35% of the applicable margin per annum on the lenders’ undrawn commitments and a utilization fee ranging between 0.10% and 0.40%, depending on the balance drawn under the Just Eat Facility, also apply. Availability of amounts under the Just Eat Facility is subject to compliance with financial covenants, tested semi-annually. The covenants require that (i) the ratio of total net debt to “Adjusted EBITDA” (as such term is defined in the Just Eat Facility) for Just Eat shall not exceed 3.0:1 (the “Leverage Ratio”), subject to certain exceptions; and (ii) the ratio of “Adjusted EBITDA” (as such term is defined in the Just Eat Facility) to net finance charges for Just Eat shall not be less than 4.0:1. The Just Eat Facility matures on 9 March 2025 but includes an extension option for two additional years with lender consent. As of 30 June 2020, Just Eat was in compliance with the financial covenants under the Just Eat Facility.

Cash Flow
The following table presents certain consolidated cash flow data for the Just Eat Takeaway.com Group for the periods indicated:
	Six-month period ended 30 June		Year ended 31 December
in millions €	2020	2019	2019	2018
Net cash generated by / (used in) operating activities	108	(48)	(64)	(3)
Net cash generated by / (used in) investing activities	35	(493)	(497)	(130)
Net cash generated by financing activities	333	510	520	133
Net increase / (decrease) in cash and cash equivalents	476	(31)	(41)	0
Cash Flows from Operating Activities
Cash payments to employees and suppliers are recognized as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment related costs, spending on provisions, and income taxes paid on operating activities.
Net cash generated by operating activities amounted to €108 million in the six-month period ended 30 June 2020, compared with net cash used in operating activities of €48 million in the six-month period ended 30 June 2019. The change was mainly driven by the positive change in operating results and an increase of €72 million in trade and other payments in the six-month period ended 30 June 2020 as compared with a decrease of €9 million in trade and other payables in the six-month period ended 30 June 2019, both of which were partly offset by costs associated with the Just Eat Acquisition.
In 2019, net cash used in operating activities amounted to €64 million compared with €3 million in 2018. The change was mainly driven by the impact of the German Businesses Acquisition due to opening balances for restaurant payables and staff related expenses, additional expenses related to the Just Eat Acquisition in 2019, interest paid and timing of pay-out amounts due to restaurants.
Cash Flows from Investing Activities
Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortized cost, additions and disposals of joint ventures and equity investments, and from the acquisition of business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.
Net cash generated by investing activities was €35 million in the six-month period ended 30 June 2020 (which included €110 million of cash acquired in connection with the Just Eat Acquisition, €50 million invested in the Just Eat Takeaway.com Group’s Brazilian associate (iFood) and Mexican joint venture (ECAC) and €25 million invested in personal protective equipment and other intangibles) was an increase of €528 million compared with net cash used in investing activities of €493 million for the six-month period ended 30 June 2019 (which included €489 million paid to acquire the Acquired German Businesses).
Net cash used in investing activities in 2019 was €497 million, an increase of €367 million compared to 2018, primarily driven by the cash paid to acquire the Acquired German Businesses.
Cash Flows from Financing Activities
Cash flows from financing activities comprise the cash receipts of the exercise of share options, and payments for issued shares, debt instruments, and short-term financing.
Net cash generated by financing activities was €333 million in the six-month period ended 30 June 2020, compared with €510 million in the six-month period ended 30 June 2019. The main drivers in 2020 were (i) the issuance of new shares proceeds though an accelerated equity offering of shares of €400 million, (ii) the issuance of the Convertible Bonds 2020 for €300 million and (iii) the repayment on the Takeaway.com Revolving Credit Facility of €343 million, with transaction costs constituting the majority of additional amounts of cash used in financing activities. By comparison, financing activities in the six-month period ended 30 June 2019 primarily consisted of net proceeds of €418 million from the accelerated bookbuild offering and proceeds of €250 million from the Convertible Bonds 2019 and the repayment of the €150 million bridge facility related to the acquisition of 10bis.

Net cash generated by financing activities was €520 million in 2019, compared with €133 million in 2018. The main drivers of the year-over-year increase were the issue of the Convertible Bonds 2019 with a face value of €250 million, the drawdown on the Takeaway.com Revolving Credit Facility of €15 million, proceeds of €418 million from the accelerated bookbuild offering, and repayment of €150 million of the bridge facility which was raised in connection with the 10bis acquisition, with transaction costs constituting the majority of additional amounts of cash used in financing activities.
Cash and Cash Equivalents
	Six-month period ended 30 June	Year ended 31 December
€ in millions	2020	2019	2018
Cash and cash equivalents excluding Stichting Derdengelden	492	32	78
Cash balances held by Stichting Derdengelden(1)	33	18	12
Total Cash and Cash Equivalents	525	50	90
(1)
Stichting Derdengelden Takeaway.com (“SD”), a foundation, collects the entire value of Orders paid by consumers through third party payment service providers for Orders made in Austria, Belgium, Germany, Luxembourg, Poland, Portugal and the Netherlands. The cash balances held by SD represent amounts due to restaurants (food value net of Just Eat Takeaway.com Group charges), consumers (refunds) and the Just Eat Takeaway.com Group (commissions, other charges and VAT). Each week, Takeaway.com Payments BV, a Dutch incorporated 100% subsidiary of Just Eat Takeaway.com, calculates the amount due to each party and instructs SD to distribute the payable amounts. SD acts as a trustee, hence the cash balances are restricted.

Cash and cash equivalents are stated at face value and comprise cash balances, deposits held on call with banks, and other short-term highly liquid investments (maturity less than 3 months from acquisition date) that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
As of 31 December 2020, the Just Eat Takeaway.com Group had issued bank guarantees amounting to €    million (31 December 2019: €0.6 million), and had issued     letters of credit (31 December 2019: €0). Cash and cash equivalents are not restricted in relation to cross-border cash movements or repatriation due to tax complications.
The Just Eat Takeaway.com Group collects receivables (i.e., payments from consumers) from payment service providers and passes these amounts on to financial institutions (for, amongst other, payment to the restaurants listed on its portal). In certain jurisdictions, SD acts as trustee. Cash balances held by SD are restricted.
Capital Expenditure
The Just Eat Takeaway.com Group owns property and equipment, leasehold improvements and other equipment, which are presented in the financial statements at cost less accumulated depreciation and, if applicable, less impairments in value. Depreciation is based on the estimated useful life and calculated as a fixed percentage of cost, taking into account any residual value. Depreciation is recognized from the date an asset comes into use. Investment in property and equipment increased by 125% to €9 million for the six-month period ended 30 June 2020 from €4 million for the six-month period ended 30 June 2019 and increased by 111% to €8 million for the year ended 31 December 2019 from €4 million for the year ended 31 December 2018, in each case, related primarily to office equipment.
At 31 December 2020, the Just Eat Takeaway.com Group’s commitments for capital expenditures amounted to €    million.
Research and Development
The Just Eat Takeaway.com Group dedicates resources to improve the consumer experience and enhance its offering to restaurants. Internally developed websites, apps and other software are capitalized to the extent that incremental costs can be separately identified, the product is technically feasible, expenditure can be measured reliably, and sufficient resources are available to complete the project. Where these conditions are not met the amounts are expensed as incurred. No research and development expenditures were capitalized during 2019 or 2018.

Litigation and Settlements
As discussed in Note 27 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-67 of this proxy statement/prospectus, various legal proceedings or claims are pending or may be instituted against the Just Eat Takeaway.com Group. See Note 27 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-67 of this proxy statement/prospectus and “Business of the Just Eat Takeaway.com Group—Legal and Administrative Proceedings” beginning on page 181 of this proxy statement/prospectus.
Governmental Activity
The Just Eat Takeaway.com Group is subject to regulation by government officials. For more information about risks related to regulation, see “Business of the Just Eat Takeaway.com Group—Regulatory” beginning on page 184 of this proxy statement/prospectus.
Off-Balance Sheet Arrangements
The Just Eat Takeaway.com Group uses customary off-balance sheet arrangements, such as short-term and low value leases and guarantees, to finance its business. None of these arrangements has had or is likely to have a material effect on the Just Eat Takeaway.com Group’s results of operations, financial condition or liquidity. See Note 27 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-67 of this proxy statement/prospectus.
Summary of Contractual Commitments
The Just Eat Takeaway.com Group’s contractual obligations as of 31 December 2019 were as follows:
	Total	Less than 1 Year	1-5 Years	Thereafter
Long-term Debt Obligations(1)	275	6	270	0
Just Eat Facility	15	15	0	0
Lease Obligations(2)	35	14	18	4
Purchase Obligations(3)	34	34	0	0
Other Long-Term Liabilities(4)	64	0	26	38
Total Cash Obligations	423	69	314	42
(1)
For more information about the Just Eat Takeaway.com Group’s long-term debt, see Note 20 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-57 of this proxy statement/prospectus. The undiscounted cash flows represented both interest and principal cash flows. The nominal amount of the Convertible Bonds may be converted into Just Eat Takeaway.com Group Shares.

(2)
Lease obligations represent estimated payments primarily related to real estate, delivery bikes and vehicles. See Notes 23 and 26 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on pages F-62 and F-66, respectively, of this proxy statement/prospectus.

(3)	Purchase obligations relate primarily to media contracts, sponsorship and leasehold improvements.
(4)
At 31 December 2019, the Just Eat Takeaway.com Group had a lease contract for a new Berlin office that has not commenced yet. The property is currently under construction. The lease payments amount to €6.4 million annually, with a duration of 10 years.

Quantitative and Qualitative Disclosures about Market Risk
Information on the Just Eat Takeaway.com Group’s financial risk management policies can be found in Note 22 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-58 of this proxy statement/prospectus.
Interest Rate Risk
The Just Eat Takeaway.com Group is exposed to interest rate risk due to existing borrowings at both fixed and floating interest rates. The risk is managed by the Just Eat Takeaway.com Management Board by maintaining an acceptable mix between fixed and floating rate borrowings. For the periods under review, Just Eat Takeaway.com obtained only one debt instrument with floating rate of interest, the Takeaway.com Revolving Credit Facility, which was terminated in April 2020. As a result of the Just Eat Acquisition, certain subsidiaries of Just Eat Takeaway.com are borrowers under one debt instrument with a floating rate of interest, the Just Eat

Facility. There was no interest rate risk exposure in the year ended 31 December 2018. See Note 22 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-58 of this proxy statement/prospectus for further discussion of interest rate risk.
As of 30 June 2020, the Just Eat Takeaway.com Group had €9 million in outstanding drawings subject to a floating interest rate pursuant to the Just Eat Facility. The Just Eat Takeaway.com Group is exposed to interest rate risk on variable-rate debt drawn under the Just Eat Facility as a result of which fluctuations in interest rates will impact the Just Eat Takeaway.com Group’s consolidated financial statements and a rising interest rate environment will increase the amount of interest paid on debt drawn under the Just Eat Facility. A hypothetical 100 basis point increase in interest rates would have increased the Just Eat Takeaway.com Group’s interest expense for the six months ended 30 June 2020 by €0.2 million.
Foreign Currency Risk
Foreign currency risk is the risk to earnings or capital arising from movement of foreign exchange rates. This risk is found in cross-border investing and operating activities. The Just Eat Takeaway.com Group undertakes transactions denominated in foreign currencies. Consequently, exposures to exchange rate fluctuations arise. Exchange rate exposure is not managed by foreign exchange contracts.
The Just Eat Takeaway.com Group is mainly exposed to the Australian Dollar, the Canadian Dollar, the Danish Krone, the Swiss Franc, the British Pound, the Bulgarian Lev, the Romanian Leu, the Israeli New Shekel and the Polish Zloty. The exposure relates to investments in the foreign operations. Of these exposures, the Just Eat Takeaway.com Group considers the British Pound and Canadian Dollar to be material as the currency of reportable operational segments.
The carrying amounts of the Just Eat Takeaway.com Group’s foreign currency assets and liabilities are as follows:
(€ in millions)	Assets 30 June 2020	Liabilities 30 June 2020	Assets 31 December 2019	Liabilities 31 December 2019	Assets 31 December 2018	Liabilities 31 December 2018
Canadian Dollar	1,168	132	NA	NA	NA	NA
British Pound	4,340	604	NA	NA	NA	NA
The following table details the Just Eat Takeaway.com Group’s sensitivity to possible change of foreign currency exchange rates with all other variables held constant. The sensitivity analysis includes only outstanding foreign currency items and adjusts the translation at the year-end change in foreign currency rates.
	Profit or Loss		Other Equity
(€ in millions)	Strengthening	Weakening	Strengthening	Weakening
30 June 2020
Canadian Dollar (10% movement)	—	—	374	(374)
British Pound (10% movement)	—	—	104	(104)
30 June 2019
Canadian Dollar	N/A	N/A	N/A	N/A
British Pound	N/A	N/A	N/A	N/A
See Note 22 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-58 of this proxy statement/prospectus for further discussion of foreign currency risk.
Credit Risk
Credit risk is the current and prospective risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract with the Just Eat Takeaway.com Group or otherwise to perform as agreed. In the event the Just Eat Takeaway.com Group decides to assume more credit risk through asset concentrations or adoption of new credit standards in conjunction with untested business lines, it will properly evaluate the impact this action will have on its liquidity.

The Just Eat Takeaway.com Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers and industry segments. Such risks are monitored on a revolving basis and are subject to frequent review. The Just Eat Takeaway.com Group usually collects trade receivables within seven days.
Note 22 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-58 of this proxy statement/prospectus details the Just Eat Takeaway.com Group’s exposure to credit risk and the measurement bases used to determine expected credit losses for trade receivables.
The Just Eat Takeaway.com Group has two sublease contracts of office facilities in Germany with payments in advance. These contracts were added as part of the German Businesses Acquisition. Since recognition the credit risk of net investment in the leases has not changed as all lease payments were received in a timely manner.
The Just Eat Takeaway.com Group collects trade receivables from a large number of unrelated restaurants in various geographical areas. The Just Eat Takeaway.com Group’s credit risk is reduced by its business model which allows it to offset payables to restaurants against receivables. The Just Eat Takeaway.com Group does not have significant credit risk exposure to any single counterparty. Concentration of credit risk to any counterparty did not exceed 5% of gross monetary assets at any time during the year ended 31 December 2019 (year ended 31 December 2018: did not exceed 5%).
The credit risk on liquid funds is limited because the counterparties are financial institutions with high credit-ratings assigned by international credit-rating agencies. The main financial institutions used by Just Eat Takeaway.com have a long-term A rating from S&P Global Ratings with a positive outlook and a long-term A-1 rating from Moody’s (31 December 2018: one financial institution, long-term A rating from S&P with a stable outlook).
Liquidity Risk
Liquidity risk to earnings or capital arises from a possible scenario that the Just Eat Takeaway.com Group might not be able to meet its obligations when they come due, without incurring unacceptable losses.
Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources. Liquidity risk also arises from a failure to recognize or address changes in the market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.
As of 30 June 2020, the aggregate principal amount of the outstanding Convertible Notes 2019 was €222 million, the aggregate principal amount of the outstanding Convertible Notes 2020 was €245 million and the aggregate principal amount of the outstanding borrowings under the Just Eat Facility was €9 million. The Just Eat Takeaway.com Group is exposed to interest rate risk on variable-rate debt drawn under the Just Eat Facility as a result of which fluctuations in interest rates will impact the Just Eat Takeaway.com Group’s consolidated financial statements and a rising interest rate environment will increase the amount of interest paid on debt drawn under the Just Eat Facility. A hypothetical 100 basis point increase in interest rates would have increased the Just Eat Takeaway.com Group’s interest expense for the six months ended 30 June 2020 by €0.2 million. For fixed-rate debt, changes in interest rates generally affect the fair value of the debt instruments, but not the Just Eat Takeaway.com Group’s earnings or cash flows. Changes in fair value of the debt instruments should not have a significant impact on the Just Eat Takeaway.com Group’s fixed-rate debt unless the Just Eat Takeaway.com Group’s becomes required or elects to refinance or repurchase such debt.
Ultimate responsibility for liquidity risk management rests with the Just Eat Takeaway.com Management Board, which has established an approach for the management of the Just Eat Takeaway.com Group’s short-, medium- and long-term funding and liquidity requirements. The Just Eat Takeaway.com Group manages liquidity risk by maintaining adequate reserves, by continuously monitoring cash flows, and by matching the maturity profiles of financial assets and liabilities.
For further information on the repayment structure of the Just Eat Takeaway.com Group’s financial assets and debt, see Note 22 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-58 of this proxy statement/prospectus.

Impact of COVID-19
Over the past few months, the Just Eat Takeaway.com Group has been managing the impact of the COVID-19 pandemic on its business and monitoring its impact on the wider industry and the broader economy. While the Just Eat Takeaway.com Group saw trends towards increasing Orders and the increasing adoption of online payments as the preferred method of payment of its consumers accelerate due to a shift of consumer behavior with the COVID-19 pandemic, the pandemic has, in some jurisdictions, had a potentially adverse impact on partner restaurants, largely due to mandatory stay-at-home orders and restrictions on in-restaurant dining, which have contributed to changes in consumer behavior. As a result, some categories of restaurants in some geographies temporarily paused operations or limited their operations to take-out and delivery. The sustainability of the Just Eat Takeaway.com Group’s consumer, restaurant and Delivery network remains of utmost importance and the Just Eat Takeaway.com Group provided temporary commission relief in the United Kingdom and Canada. The UK temporary commission relief consisted of a one-third reduction in commissions to independent restaurants for a period during March and April, which reduced commissions received by the Just Eat Takeaway.com Group on impacted Orders by £12.3 million. The Canadian temporary commission relief consisted of a rebate of 25% of commissions during March and April, which reduced commissions received by the Just Eat Takeaway.com Group on impacted Orders by Cdn$26 million. The Just Eat Takeaway.com Group has implemented additional temporary commission and sign-up fee reduction packages in the second half of 2020 and may apply similar measures to support its restaurant partners in the future.
The Just Eat Takeaway.com Group believes that it is well positioned for long-term growth and the net impact of the pandemic has been positive, however, the Just Eat Takeaway.com Group cannot reasonably estimate the duration or severity of the economic impact to consumers and restaurants of the restrictions on daily life to limit the spread of COVID-19, or the ultimate impact on the Just Eat Takeaway.com Group’s operations and liquidity. In spite of the performance of the Just Eat Takeaway.com Group during the six-month period ended 30 June 2020, the Just Eat Takeaway.com Group continues to actively monitor potential risks to or restraints on the business as a result of the COVID-19 pandemic. The COVID-19 pandemic has resulted, and may continue to result, in significant disruption of global financial markets, reducing the Just Eat Takeaway.com Group’s ability to access capital, which could in the future negatively affect its liquidity, including its ability to repay amounts outstanding under the Just Eat Facility or the Convertible Bonds when due. The Just Eat Takeaway.com Group will continue to actively monitor the situation and may take actions as may be required by government authorities, or that the Just Eat Takeaway.com Group determines are in the best interests the company. See “Risk Factors—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the recent COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s business” beginning on page 48 of this proxy statement/prospectus for further discussion.
Critical Accounting Policies and Estimates
The preparation of the consolidated financial statements in conformity with IFRS requires the Just Eat Takeaway.com Management Board to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. The application of accounting policies requires judgments that impact the amounts recognized. In general, the judgments, estimates and assumptions are based on market information, knowledge, historical experience and other factors that the Just Eat Takeaway.com Management Board believes to be reasonable under the circumstances. The recognized amounts are based on factors which by default are associated with uncertainties. Actual results may differ from those estimates and may result in material adjustments in the next financial year(s). The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. For further information on all of the Just Eat Takeaway.com Group’s significant judgments, accounting policies, estimates and assumptions, see Note 2 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-21 of this proxy statement/prospectus.

The most significant estimates and assumptions are:
Taxation
As a result of the geographical spread of the Just Eat Takeaway.com Group’s operations and the varied, increasingly complex nature of local and global tax law, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within the Just Eat Takeaway.com Group’s control.
For each Just Eat Takeaway.com Group entity, the current income tax expense is calculated and (material) differences between the accounting and tax base are determined, resulting in deferred tax assets or liabilities. These calculations may deviate from the final tax assessments, which will be received in future periods.
In determining the amount of current and deferred tax, the impact of uncertain tax positions and whether additional taxes and interest may be due are taken into account. The Just Eat Takeaway.com Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. Tax liabilities are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in the period in which the change occurs. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. Judgements mainly relate to transfer pricing, including inter-company financing, expenditures deductible for tax purposes and restructuring of the assets in order to align the tax and legal structure with the business model of the Just Eat Takeaway.com Group.
A deferred tax asset is recognized to the extent that it is probable that sufficient and suitable future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. Relevant tax law is considered to determine the availability of the losses to offset against the taxable profits in the future. Recognition of deferred tax assets therefore involves judgement regarding the future financial performance of the entities for which the deferred tax asset has been recognized and is therefore inherently uncertain.
Liabilities in respect of uncertain tax positions, if these would occur, are measured based on interpretation of country-specific tax law and assigning probabilities to the possible likely outcomes and range of taxes payable in order to ascertain a weighted average probable liability. In-house tax experts, external tax experts and previous experience are used to help assess the tax risks when determining and recognizing such liabilities. See Note 10 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-38 of this proxy statement/prospectus for details of the tax losses recognized.
Impairment of Goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Just Eat Takeaway.com Managing Directors to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.
The carrying amount of goodwill as at 30 June 2020 amounted to €4,600 million. No impairment loss was recognized during the six-month period ended 30 June 2020 (six-month period ended 30 June 2019: €0). The carrying amount of goodwill as at 31 December 2019 amounted to €1,102 million (31 December 2018: €141 million). No impairment loss was recognized during 2019 (2018: nil). See Note 12 to the Just Eat Takeaway.com Group’s consolidated financial statements beginning on page F-43 of this proxy statement/prospectus and Note 8 to the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements beginning on page F-37 of this proxy statement/prospectus for further details on impairment of goodwill.
The Just Eat Takeaway.com Managing Directors believe that the impairment analyses and assumptions used are appropriate in determining that the goodwill is not impaired as at 31 December 2019 and 31 December 2018, respectively. Just Eat Takeaway.com concluded that there has been no material deterioration in any of the key assumptions made during the last annual impairment review based on current strategy and financial projection, and that there are no indicators of any impairment of goodwill during the six months ended 30 June 2020. As in previous years, a full annual impairment review will be undertaken at year-end.

Impairment of Intangible Assets Other Than Goodwill
Intangible assets other than goodwill are impaired if the carrying value exceeds the recoverable amount (i.e. the higher of fair value less costs of disposal and value in use). An impairment test is carried out on the intangible asset or CGU where there is an indication of impairment during the year. In such cases, the Just Eat Takeaway.com Managing Directors determine the value in use by estimating the future cash flows expected to arise from the asset or CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.
Changes in the competitive or regulatory environment or changes in technology could result in significant changes to future cash flows expected to arise from the asset or CGU and the suitable discount rate. For example, a new competitor may enter a market, or labor regulations may change. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated.
In 2019, there were no indicators of impairment in relation to the intangible assets other than goodwill. The carrying amount of intangible assets other than goodwill as at 31 December 2019 amounted to €373 million (31 December 2018: €107 million). No impairment loss was recognized during 2019 (2018: nil).
Business Combinations and Purchase Price Allocations
Just Eat Acquisition
On 31 January 2020, the Just Eat Acquisition was declared wholly unconditional. As of that date, the hold separate order imposed by the CMA came into effect, requiring that the businesses continue to be run independently until the CMA’s investigation had been concluded. On 15 April 2020, the CMA revoked the hold separate order, and as of that date the Just Eat Takeaway.com Group obtained control of Just Eat.
As of 15 April 2020, the Just Eat Takeaway.com Group combined its businesses with the Just Eat Group. The total consideration of €7.1 billion consisted of an issuance of 82.8 million Just Eat Takeaway.com Shares. The Just Eat Takeaway.com Shares were issued on various dates between 3 February 2020 and June 2020. Between the date that the Just Eat Acquisition was declared wholly unconditional and the control date, Just Eat was accounted for as an equity investment against fair value. The fair value gain of €0.3 billion has been accounted for through Other comprehensive income. The total consideration amounts to €7.4 billion. In 2020, the total consideration was transferred.
The following table provides the provisional information on the acquisition fair value of each major class of consideration transferred. As of 15 April 2020, the fair value of the consideration paid was based on the share price of €89.68 per Just Eat Takeaway.com Share.
(€ in millions)	Total
Equity Payment (82.8 million ordinary shares)	7,429
Total consideration	7,429
Intangible assets	3,062
Investments in associates	1,723
Property & equipment	12
Deferred tax assets	46
Other non-current assets	2
Inventories	8
Trade and other receivables	75
Current tax asset	18
Cash and cash equivalents	110
Trade and other payables	(102)
Current tax liability	(5)
Other liabilities	(170)
Deferred tax liability	(615)
Long term liabilities	(347)
Total fair value of net identifiable assets and liabilities	3,817
Goodwill recognized (provisional)	3,612

The initial accounting for the Just Eat Acquisition has only been provisionally determined as at the end of the interim reporting period.
The provisional purchase price allocation is based on an estimation of the identifiable Just Eat Group assets acquired and liabilities assumed. This estimation requires the Just Eat Takeaway.com Managing Directors to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. The main reason for being provisional is the settlement of liabilities. The Just Eat Takeaway.com Managing Directors believe that the assumptions used in the provisional purchase price allocation are appropriate as at 30 June 2020. The measurement period will end no later than 14 April 2021 and to date, no changes have been made to the provisional amounts recorded.
Goodwill recorded in connection with the acquisition represents future economic benefits specific to the Just Eat Takeaway.com Group arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.
The primary reasons for the Just Eat Acquisition were to create one of the largest food delivery companies in the world, with scale, strategic vision and industry-leading capabilities, to acquire leading positions in attractive markets and a diversified geographic presence, to expand the product offering, and to create significant value through economies of scale.
From the date control was obtained, the revenues of the Just Eat Group amounted to €370 million and the net income of the Just Eat Group amounted to €87 million. The combined revenue and loss for the period of the Just Eat Takeaway.com Group and the Just Eat Group would have amounted to €1,031 million and €154 million respectively, if control had been obtained on 1 January 2020. These amounts have not been adjusted for any additional depreciation and amortization that would have been charged assuming the fair value adjustments had applied from 1 January 2020. Such figures are not intended to represent or be indicative of the Just Eat Takeaway.com Group’s results of operations or financial condition that would have been reported had the Just Eat Acquisition been completed as of 1 January 2020 and should not be taken as indicative of the Just Eat Takeaway.com Group’s future results of operations or financial condition.
Total acquisition costs for completed and announced acquisitions amounted to €58 million in the six-month period ended 30 June 2020 (for the six-month period ended 30 June 2019: €5 million).
Acquired German Businesses
On 1 April 2019, Just Eat Takeaway.com acquired the Acquired German Businesses for a total consideration of €1,204 million consisting of a cash payment and an issuance of 9.5 million Just Eat Takeaway.com Shares. In 2019, the total consideration of €1,204 million was transferred. Just Eat Takeaway.com provisionally determined the purchase price allocation for this business combination leading to the recognition of goodwill of €953 million, other intangible assets of €281 million, non-current assets of €2 million, deferred tax liability of €24 million, current tax liability €22 million and net working capital of €14 million.
The purchase price allocation is based on an estimation of the identifiable assets acquired and liabilities assumed. This estimation requires the Just Eat Takeaway.com Managing Directors to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. The main reason for being provisional is the settlement of liabilities. The Just Eat Takeaway.com Managing Directors believe that the assumptions used in the provisional purchase price allocation are appropriate as at 31 December 2019.
Useful Lives of Non-Current Assets
The useful lives have to be determined for other intangible assets and property and equipment. The useful lives are estimated based upon best practice within the Just Eat Takeaway.com Group and are in line with common market practice. The Just Eat Takeaway.com Group reviews the remaining useful lives of its non-current assets annually.
The uncertainty included in this estimate is that the useful lives are estimated longer than the actual useful lives of the intangible assets and property and equipment, which could possibly result in accelerated amortization and depreciation in future years and/or impairments at the end of the actual useful lives of the related intangible assets and property and equipment.

Application of Equity Method of Accounting for ECAC
The Just Eat Takeaway.com Group consolidates an entity when it has control. Control is achieved when the Just Eat Takeaway.com Group has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. For a right to convey power, it must provide the current ability to direct the relevant activities. In assessing whether it has power, the Just Eat Takeaway.com Group considers only substantive rights. Protective rights do not convey power and consequently the holder of those protective rights does not control an entity.
The Just Eat Takeaway.com Group, through the Just Eat Group, has a 51% direct interest in ECAC, a Mexican online food marketplace business, with IF-JE Holdings B.V. (“IF-NL”) holding the remaining 49%. The Just Eat Takeaway.com Group’s majority shareholdings in ECAC result in the Just Eat Takeaway.com Group having a majority in the composition of the ECAC board of directors, which has the power to direct some, but not all, of the relevant activities. The Just Eat Takeaway.com Group also holds a 33% direct interest in IF-NL and, through its interest in IF-NL, Just Eat Takeaway.com Group holds an additional 16% indirect interest in ECAC. Together, the Just Eat Takeaway.com Group holds a total 67% direct and indirect interest in ECAC. The Just Eat Takeaway.com Group’s minority shareholdings in IF-NL result in the Just Eat Takeaway.com Group having a minority in the composition of the IF-NL board of directors.
The shareholders’ agreement between Just Eat and IF-NL requires decisions of the ECAC board of directors to be approved by the majority of votes of the appointed directors, except for certain reserved matters which require unanimous consent. Reserved matters include the approval or amendment of the business plan and budget and certain decisions regarding ECAC’s information technology platform. The Just Eat Group concluded that as the matters requiring an affirmative vote of IF-NL appointed board members relate to changes to operating and financing policies that significantly affect ECAC’s return, they are substantive rights that provide IF-NL the ability to jointly control ECAC along with the Just Eat Takeaway.com Group. This is a matter of judgment and, as a result of this judgment, the Just Eat Takeaway.com Group accounts for its investment in ECAC as a joint venture under the equity accounting method.
Provisions and Contingencies
In determining the likelihood and timing of potential cash out flows, the Just Eat Takeaway.com Group needs to make estimates. For claims and litigation, the assessment is based on internal and external legal assistance and established precedents. For contingencies, the Just Eat Takeaway.com Group is required to exercise significant judgement to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings and negotiations between affected parties.
Recent Accounting Pronouncements
The following new and amendments to existing standards have been published and are mandatory for periods beginning on or after 1 January 2020 and have not been adopted early in the Just Eat Takeaway.com Group’s consolidated financial statements:
•	Amendment to IFRS 3;
•	Amendment to IAS 1 and IAS 8 Definition of Material;
•	Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform;
•	Amendments to References to the Conceptual Framework; and
•	Adoption of IFRS 17 Insurance contracts.
The Just Eat Takeaway.com Group does not expect that the adoption of the amendments and the new standard listed above will have a material impact on its consolidated financial statements in future periods.
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended 31 December 2020 and have not been adopted early for the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements, which apply the same accounting policies as those applied in the Just Eat Takeaway.com Group’s consolidated financial statements as at and for the year ended 31 December 2019 except for the estimation of income tax expense, which is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full year. None of the accounting standards issued but not yet effective are expected to have a significant impact on the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements.

INFORMATION ABOUT THE MANAGEMENT AND COMPENSATION OF
JUST EAT TAKEAWAY.COM
Just Eat Takeaway.com’s Remuneration of Just Eat Takeaway.com Supervisory Directors and Just Eat Takeaway.com Managing Directors
Introduction
The sections below provide information on the compensation provided by Just Eat Takeaway.com in fiscal year 2019 to those individuals who will serve as a member of the Just Eat Takeaway.com Supervisory Board or the Just Eat Takeaway.com Management Board following Completion. Each of David Fisher and Lloyd Frink is expected to become a member of the Just Eat Takeaway.com Supervisory Board upon Completion and Matthew Maloney is expected to become a member of the Just Eat Takeaway.com Management Board upon Completion, but in each case, such individual did not receive any compensation from Just Eat Takeaway.com in fiscal year 2019, and so is omitted from the disclosure below.
Highlights Summary
Just Eat Takeaway.com’s remuneration policy, which applied since 4 October 2016 for the Just Eat Takeaway.com Managing Directors, had been adopted by a General Meeting immediately prior to the listing of the Just Eat Takeaway.com Shares on Euronext Amsterdam in October 2016. Considering the rapid growth of Just Eat Takeaway.com and to align the remuneration policy with the current size, scope and complexity of Just Eat Takeaway.com, in 2018 the Just Eat Takeaway.com Supervisory Board engaged an external advisor to conduct an in-depth analysis of the remuneration structure and the remuneration of the Just Eat Takeaway.com Management Board. The analysis was finalized in the first quarter of 2019, following which the Just Eat Takeaway.com Supervisory Board proposed to amend the remuneration policy of the Just Eat Takeaway.com Management Board in March 2019. The proposed remuneration policy was adopted at the 2019 annual General Meeting.
On 31 December 2019, the conditional performance options granted as of 31 December 2016 vested. The Just Eat Takeaway.com Management Board’s performance for fiscal years 2017 through 2019 led to the vesting over this period with a success ratio of 80 percent.
Summary of the 2019 Revision
The revision of the remuneration policy for the members of the Just Eat Takeaway.com Management Board, effective as of the day following the 2019 annual General Meeting, kept the design of the remuneration policy as simple and transparent as possible. To ensure (future) market competitiveness and alignment with Just Eat Takeaway.com’s strategy, the following amendments were implemented in the remuneration policy of the Just Eat Takeaway.com Management Board:
•
Introduction of two external reference markets to assess market competitive remuneration: The competitiveness of the Just Eat Takeaway.com Management Board remuneration is benchmarked against a group of 16 sector-specific peer companies, operating in the Internet & Direct Marketing Retail sector, positioning Just Eat Takeaway.com around the median of the group in terms of size. In addition, as a second reference market, the Dutch local cross-industry is taken into account by reference to the index in which the Just Eat Takeaway.com Shares were included at the date of the 2019 annual General Meeting, i.e., the Amsterdam Midkap Index (the “AMX index”).

•
Adjustment of pay levels to align with the reference markets: In order to acknowledge the equal importance of the financial as well as the operational side of the business, the Chief Financial Officer (“CFO”) and Chief Operational Officer’s (“COO”) total direct compensation level is equal to and aligned with the combined median of the two reference markets for the CFO and COO benchmark. Further, to emphasize the team effort of the Just Eat Takeaway.com Management Board as a whole, the remuneration package of the Chief Executive Officer (“CEO”) is placed relatively close to this package, resulting in a package below the median of the combined reference markets for the CEO benchmark.

•	Adjustment of the long term incentive (LTI): The remuneration policy continues to include the long term incentive plan of Just Eat Takeaway.com (the “LTIP”), pursuant to which the Just Eat

Takeaway.com Supervisory Board, at its sole discretion, may decide to grant conditional performance options to the Just Eat Takeaway.com Managing Directors. The targets that were set for the previous performance window expired and therefore new targets have been established in line with Just Eat Takeaway.com’s strategy. The following performance measures apply to the LTIP 2020-2022: revenue growth (weight: 37.5%), relative total shareholder return (weight: 37.5%) and a strategic target (weight: 25%). Lastly, vesting ranges were introduced and aligned with market practice.
Remuneration Policy
The initial remuneration of the individual Just Eat Takeaway.com Managing Directors was established by the Just Eat Takeaway.com Supervisory Board immediately prior to the listing of the Just Eat Takeaway.com Shares on Euronext Amsterdam in October 2016. In due observance of the remuneration policy as revised and adopted at the 2019 annual General Meeting, the remuneration of the individual Just Eat Takeaway.com Managing Directors has been amended as of the day following the 2019 annual General Meeting.
A revised remuneration policy for the Just Eat Takeaway.com Management Board was adopted at the 2020 annual General Meeting. In the same annual General Meeting, a remuneration policy for the Just Eat Takeaway.com Supervisory Board was adopted for the first time.
The remuneration policy in effect for 2019 aimed at attracting, motivating and retaining highly qualified executives and rewarding Just Eat Takeaway.com Managing Directors with a balanced and competitive remuneration package that focused on sustainable results and aligned with Just Eat Takeaway.com’s strategy. The level and design of the remuneration were established by considering scenario analyses, internal pay differentials and the (non-)financial performance indicators relevant to the long term objectives of Just Eat Takeaway.com, thereby focusing on sustainable results and alignment with Just Eat Takeaway.com’s strategy. The 2019 remuneration design and elements do not encourage risk taking that is not in line with the risk profile of Just Eat Takeaway.com. Pursuant to the 2019 remuneration policy, the remuneration of the Just Eat Takeaway.com Managing Directors consisted of the following components:
•	Fixed annual base salary;
•	LTIP consisting of conditional performance options;
•	Allowance for pension and fringe benefits; and
•	Severance arrangements.
The fixed remuneration (on an annual basis) of the individual Just Eat Takeaway.com Managing Directors as included in the revised remuneration policy, is set out in the following table:
€’000	J. Groen CEO	B. Wissink CFO	J. Gerbig COO	2019
Base salary	475	450	450	1,375
Pensions allowance	50	50	50	150
Total remuneration	525	500	500	1,525
Compensation Package for the Just Eat Takeaway.com Management Board
The compensation package for the Just Eat Takeaway.com Management Board during fiscal year 2019 consisted of the following fixed and variable components, which are discussed in more detail below:
•	Fixed annual base salary;
•	Allowance for pension and fringe benefits; and
•	LTIP.
Base Salary
The base salary of the Just Eat Takeaway.com Managing Directors is a fixed cash compensation amount paid monthly.

Pensions and Fringe Benefits
The Just Eat Takeaway.com Managing Directors received an annual cash contribution to participate in a pension scheme or obtain pension insurance and to obtain insurance for disability to work. The allowance granted amounts of €50,000 per Just Eat Takeaway.com Managing Director. No Just Eat Takeaway.com Managing Director participates in a collective pension scheme.
In addition, the Just Eat Takeaway.com Managing Directors were entitled to customary fringe benefits, such as a company car, expense allowance and reimbursement of costs incurred.
Long Term Incentive Plan (LTIP)
To strengthen the alignment with shareholders’ interests, the remuneration consists of variable remuneration in the form of an LTIP, which includes the annual grant of conditional performance options.
The conditional performance options shall vest three years after the date of granting. Vesting is subject to continuous employment and performance testing after three years. The exercise price of the options is determined on the basis of the average of the closing prices of the Just Eat Takeaway.com Shares in the five days preceding the grant date. The number of options that vest after three years is dependent on the achievement of certain targets, which are set by the Just Eat Takeaway.com Supervisory Board.
The Just Eat Takeaway.com Supervisory Board, at its sole discretion, will decide if and to what extent grants of options are made to individual members of the Just Eat Takeaway.com Management Board. Grants shall be determined on the basis of a consistent granting policy and set as a percentage of the base salary of the members of the Just Eat Takeaway.com Management Board.
In order to mitigate dilution, Just Eat Takeaway.com may repurchase Just Eat Takeaway.com Shares to cover the conditional performance options granted, effectively with the result that no new Just Eat Takeaway.com Shares have to be issued when options are exercised.
Compensation Package for the Just Eat Takeaway.com Supervisory Board
The previous remuneration of the Just Eat Takeaway.com Supervisory Board was determined by the General Meeting, prior to the completion of the Just Eat Takeaway.com’s initial public offering, on 3 October 2016, and comprises an annual fixed fee. The remuneration is not dependent on the results of Just Eat Takeaway.com. Just Eat Takeaway.com did not provide any loans, advances, guarantees, shares or options to the Just Eat Takeaway.com Supervisory Board members.
In fiscal year 2019, the fixed fee was €65,000 for the Chairman of the Just Eat Takeaway.com Supervisory Board and €50,000 for the other members of the Just Eat Takeaway.com Supervisory Board.
At the Just Eat Takeaway.com 2019 Extraordinary General Meeting held on 9 January 2020, the General Meeting of Just Eat Takeaway.com resolved to approve a different remuneration structure in respect of the members of the Just Eat Takeaway.com Supervisory Board appointed therein. The appointment of Ms. Burr and Mr. Palaniappan became effective as of 31 January 2020 and the different remuneration will continue to apply until a remuneration policy for the Just Eat Takeaway.com Supervisory Board adopted by the General Meeting becomes effective.
A new remuneration policy for the Just Eat Takeaway.com Supervisory Board was adopted at the 2020 annual General Meeting.

Total Remuneration 2019
The total remuneration actually due to the individual Just Eat Takeaway.com Managing Directors, as well as the individual Just Eat Takeaway.com Supervisory Directors for the fiscal year 2019, is set out below compared to fiscal year 2018. With regard to each Just Eat Takeaway.com Managing Director, the table provides for the different components of their remuneration, taking into account the increase of the fixed remuneration of the individual Just Eat Takeaway.com Managing Directors upon adoption of the revised remuneration policy in 2019. The remuneration of the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board are recognized in the consolidated statement of profit or loss and other comprehensive income or loss during the year.
		Fixed remuneration			Variable remuneration		Extra- ordinary items	Pensions expense	Total remun- eration	Proportion of fixed and variable remuneration
Name of Director, position	Reporting period	Base salary	Fees	Fringe benefits	One-year variable	Multi-year variable
J. Groen – CEO	2019	448	—	31	—	191	—	50	720	74% / 26%
	2018	400	—	31	—	104	—	50	585	81% / 21%
B. Wissink – CFO	2019	414	—	24	—	176	—	50	664	73% / 27%
	2018	350	—	28	—	91	—	50	519	81% / 19%
J. Gerbig – COO	2019	404	—	—	—	172	—	46	622	72% / 28%
	2018	325	—	12	—	84	—	40	461	80% / 20%
A. Nühn – Chairman of Just Eat Takeaway.com Supervisory Board	2019	65	—	—	—	—	—	—	65	100% / 0%
	2018	65	—	—	—	—	—	—	65	100% / 0%
C. Vigreux – Vice-Chairman of Just Eat Takeaway.com Supervisory Board	2019	50	—	—	—	—	—	—	50	100% / 0%
	2018	50	—	—	—	—	—	—	50	100% / 0%
R. Teerlink – Just Eat Takeaway.com Supervisory Board member	2019	50	—	—	—	—	—	—	50	100% / 0%
	2018	50	—	—	—	—	—	—	50	100% / 0%
J. Reck – Just Eat Takeaway.com Supervisory Board member	2019	38	—	—	—	—	—	—	38	100% / 0%
	2018	—	—	—	—	—	—	—	—	100% / 0%
S. Bosch – Just Eat Takeaway.com Supervisory Board member	2019	—	—	—	—	—	—	—	—	100% / 0%
	2018	35	—	—	—	—	—	—	35	100% / 0%
In fiscal year 2019, €2.0 million was charged to Just Eat Takeaway.com for remuneration of current members of the Just Eat Takeaway.com Management Board, including pension charges and long term incentive costs.
No loans, advances or guarantees were granted to the Just Eat Takeaway.com Managing Directors in fiscal year 2019.
General Overview of LTIPs
The remuneration of the Just Eat Takeaway.com Managing Directors consists of a variable remuneration in form of LTIP, which included until 2020 the annual grant of conditional performance options. The table below contains information on the number of conditional share options granted to each Just Eat Takeaway.com Managing Director under the LTIP 2017-2019, LTIP 2018-2020 and LTIP 2019-2021. In addition, the table provides further information about the applicable performance conditions per LTIP.

	The main conditions of share option plans					Information regarding the reported fiscal year
Name of Director, position	Specifications of LTIP perfor- mance period	Award date	Vesting date	End of holding period	Exercise period	Strike price of the share (in €)	Share options awarded at the beginning of the year	Share options awarded	Share options vested	Market value of share options vested (in €)	Share options subject to a perfor- mance condition	Share options awarded and unvested	Share options subject to a holding period
J. Groen – CEO	2017-2019	31-12-2016	31-12-2019	n.a.	1-1-2020 to 31-12-2026	23.37	7,225	—	5,780	475,116	—	—	n.a.
	2018-2020	31-12-2017	31-12-2020	n.a.	1-1-2021 to 31-12-2027	49.06	12,340	—	—	—	12,340	12,340	n.a.
	2019-2021	31-12-2018	31-12-2021	n.a.	1-1-2022 to 31-12-2028	54.62	11,655	—	—	—	11,655	11,655	n.a.
B. Wissink – CFO	2017-2019	31-12-2016	31-12-2019	n.a.	1-1-2020 to 31-12-2026	23.37	6,322	—	5,058	415,768	—	—	n.a.
	2018-2020	31-12-2017	31-12-2020	n.a.	1-1-2021 to 31-12-2027	49.06	10,798	—	—	—	10,798	10,798	n.a.
	2019-2021	31-12-2018	31-12-2021	n.a.	1-1-2022 to 31-12-2028	54.62	10,198	—	—	—	10,198	10,198	n.a.
J. Gerbig – COO	2017-2019	31-12-2016	31-12-2019	n.a.	1-1-2020 to 31-12-2026	23.37	5,870	—	4,697	386,093	—	—	n.a.
	2018-2020	31-12-2017	31-12-2020	n.a.	1-1-2021 to 31-12-2027	49.06	10,027	—	—	—	10,027	10,027	n.a.
	2019-2021	31-12-2018	31-12-2021	n.a.	1-1-2022 to 31-12-2028	54.62	9,470	—	—	—	9,470	9,470	n.a.
LTIP 2017-2019
The conditional performance options granted as of 31 December 2016 and vested on 31 December 2019 are referred to as the LTIP 2017-2019.
The targets set by the Just Eat Takeaway.com Supervisory Board in respect of the LTIP 2017-2019 were determined based on full year order and revenue growth in line with first half-year 2016 year-on-year growth.
The targets used for the vesting of the conditional performance options granted under the LTIP 2017-2019 and their relative weight were as follows:
Targets	Relative weight
Order growth to exceed 25% per annum in the medium-term	20%
> 30% Compound Annual Growth Rate (“CAGR”) over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed Order growth after 2016	20%
Positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com within 2 to 3 years after Just Eat Takeaway.com’s initial public offering (“IPO”)[1]	20%
The adjusted EBITDA margin for the Netherlands to continue to increase after 2016	20%
1
The positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com in this context means monthly positive adjusted EBITDA margins (whether or not the full year adjusted EBITDA margins are positive).

Application of the LTIP 2017-2019 as of 31 December 2016 resulted in the granting to the members of the Just Eat Takeaway.com Management Board of a total of 19,417 conditional performance options upon the adoption of Just Eat Takeaway.com’s annual accounts 2016. The exercise price of the conditional performance options is €23.37 (the average closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam on the last five trading days of 2016).
The maximum number of conditional performance options granted to each Just Eat Takeaway.com Managing Director for the fiscal year 2016 were as follows:
	Maximum grant (in euro)	Maximum number of options
Jitse Groen – CEO	75% * € 100,000 = € 75,000	7,225
Brent Wissink – CFO	75% * € 87,500 = € 65,625	6,322
Jörg Gerbig – COO	75% * € 81,250 = € 60,938	5,870

These conditional performance options have vested at 80% on 31 December 2019 based on the continued employment and the achievement of the targets set by the Just Eat Takeaway.com Supervisory Board. As at the date of this report, no vested options under the LTIP 2017-2019 have been exercised.
LTIP 2018-2020
The conditional performance options granted as of 31 December 2017 and expected to vest on 31 December 2020 are referred to as the LTIP 2018-2020.
The targets set by the Just Eat Takeaway.com Supervisory Board are determined based on full year order and revenue growth. The options will vest if Just Eat Takeaway.com’s business develops in accordance with and in the direction of the medium-term targets as communicated to the stock market.
The targets to be used for the vesting of the options granted under the LTIP 2018-2020 and their relative weight are as follows:
Targets	Relative weight
Order growth to exceed 25% per annum in the medium-term	20%
> 30% CAGR over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed Order growth after 2017	20%
Positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com within 2 to 3 years after the IPO[1]	20%
The adjusted EBITDA for the Netherlands to continue to increase after 2016[2]	20%
1
The positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com in this context means monthly positive adjusted EBITDA margins (whether or not the full year adjusted EBITDA margins are positive).

2
Following the higher than expected growth of Scoober, also in the Netherlands, Just Eat Takeaway.com amended the medium-term objective for the Netherlands from “adjusted EBITDA margin for the Netherlands to continue to increase” to “adjusted EBITDA for the Netherlands to continue to increase”.

Application of the LTIP 2018-2020 as of 31 December 2017 resulted in the granting to the Just Eat Takeaway.com Managing Directors of a total of 33,165 conditional performance options upon the adoption of Just Eat Takeaway.com’s annual accounts 2017. The exercise price of the conditional performance options is €49.06 (the average closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam on the last five trading days of 2017).
The number of conditional performance options granted to each Just Eat Takeaway.com Managing Director for the fiscal year 2017 are as follows:
	Maximum grant (in euro)	Maximum number of options
Jitse Groen – CEO	75% * € 400,000 = € 300,000	12,340
Brent Wissink – CFO	75% * € 350,000 = € 262,500	10,798
Jörg Gerbig – COO	75% * € 325,000 = € 243,750	10,027
These conditional performance options will vest three years after the grant date depending on the continued employment and the achievement of the targets set by the Just Eat Takeaway.com Supervisory Board.
LTIP 2019-2021
The conditional performance options granted as of 31 December 2018 and expected to vest on 31 December 2021 are referred to as the LTIP 2019-2021.
The targets set by the Just Eat Takeaway.com Supervisory Board are determined based on full year Order and revenue growth. The options will vest if the Just Eat Takeaway.com Group’s business develops in accordance with and in the direction of the medium-term targets as communicated to the stock market.

The targets to be used for the vesting of the options to be granted under the LTIP 2019-2021 and their relative weight are as follows:
Targets	Relative weight
Order growth to exceed 25% per annum in the medium-term	20%
> 30% CAGR over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed Order growth after 2017	20%
Positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com within 2 to 3 years after the IPO[1]	20%
The adjusted EBITDA for the Netherlands to continue to increase after 2016[2]	20%
1
The positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com in this context means monthly positive adjusted EBITDA margins (whether or not the full year adjusted EBITDA margins are positive).

2
Following the higher than expected growth of Scoober, also in the Netherlands, Just Eat Takeaway.com amended the medium-term objective for the Netherlands from “adjusted EBITDA margin for the Netherlands to continue to increase” to “adjusted EBITDA for the Netherlands to continue to increase”.

Application of the LTIP 2019-2021 as of 31 December 2018 resulted in the granting to the Just Eat Takeaway.com Managing Directors of a total of 31,323 conditional performance options. These options were granted upon the adoption of Just Eat Takeaway.com’s annual accounts 2018. The number of options is determined based on the valuation as calculated in Note 6 to the Just Eat Takeaway.com Group’s consolidated financial statements, beginning on page F-32 this proxy statement/prospectus. See “Selected Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 132 of this proxy statement/prospectus. The exercise price of the conditional performance options is €54.62 (the average closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam on the last five trading days before 31 December 2018).
The maximum number of conditional performance options granted to each Just Eat Takeaway.com Managing Director for the fiscal year 2018 are as follows:
	Maximum grant (in euro)	Maximum number of options
Jitse Groen – CEO	75% * € 400,000 = € 300,000	11,655
Brent Wissink – CFO	75% * € 350,000 = € 262,500	10,198
Jörg Gerbig – COO	75% * € 325,000 = € 243,750	9,470
These conditional performance options will vest three years after the grant date depending on the continued employment and the achievement of the targets set by the Just Eat Takeaway.com Supervisory Board.
Clawback
In line with Dutch law and the DCGC, the variable remuneration of a Just Eat Takeaway.com Managing Director may be reduced or (partly) recovered if certain circumstances apply.
In fiscal year 2019, no variable remuneration was reclaimed from any Just Eat Takeaway.com Managing Director.

Compensation Package’s Compliance with Remuneration Policy
As set out in the tables below, the remuneration granted to the individual Just Eat Takeaway.com Managing Directors in fiscal year 2019 is compliant with the remuneration policy, provided that, at the time of the preparation of this remuneration report, conditional performance options had not yet been granted.
	Relative Weight	Information on Performance Targets
Description of the performance criteria and type of applicable remuneration		a) Minimum target/ threshold performance and b) corresponding award	a) Maximum/target performance and b) corresponding award
Order growth to exceed 25% per annum in the medium-term	20%	a) 25%	a) n.a.
		b) 20%	b) n.a.
> 30% CAGR over 2015 Actual-2018 Estimate	20%	a) 30%	a) n.a.
		b) 20%	b) n.a.
Revenue growth to continue to exceed Order growth after 2016	20%	a) Revenue growth exceeding order growth	a) n.a.
		b) 20%	b) n.a.
Positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com within 2 to 3 years after the IPO	20%	a) Positive EBITDA	a) n.a.
		b) 20%	b) n.a.
The adjusted EBITDA for the Netherlands to continue to increase after 2016	20%	a) Increasing EBITDA	a) n.a.
		b) 20%	b) n.a.
In fiscal year 2019, no deviations from the procedure for the implementation of the remuneration policy for any Just Eat Takeaway.com Managing Director were made and no derogations itself have been applied.
Pay Ratios within Just Eat Takeaway.com and Annual Change
The pay ratio from the Just Eat Takeaway.com Management Board, relative to the average pay of all employees employed by Just Eat Takeaway.com, was sixteen to one in fiscal year 2019 (fiscal year 2018: fourteen). This ratio is based upon total staff cost per average full-time equivalent (“FTE”) in fiscal year 2019. This calculation includes the full total compensation and benefits, such as pension schemes, long term incentives and share-based payments, payable to the members of Just Eat Takeaway.com’s Management Board and employees. The increase of the pay ratio in fiscal year 2019 compared to fiscal year 2018 is due to the growth of Just Eat Takeaway.com’s FTEs by 115%, which includes the newly acquired countries, and increase of the Scoober drivers, both having a lower base pay on average.
Just Eat Takeaway.com’s employee base largely consists of employees on so called “on-call” employment agreements. As a result, comparing the Just Eat Takeaway.com Management Board pay ratio to the average paid employee offers a more representative view on the wages paid than if the Just Eat Takeaway.com Management Board’s remuneration would have been compared to the lowest wage paid.
Although Just Eat Takeaway.com expects this ratio to increase over time, driven by the growth of the number of couriers directly engaged as employees, it is important for Just Eat Takeaway.com to continuously monitor the ratio between the highest and the average paid persons within Just Eat Takeaway.com.
	Annual change		2019 vs 2018	Information regarding fiscal year 2019
Director’s remuneration	2017 vs 2016	2018 vs 2017
J. Groen − CEO	10%	17%	23%
Increase of the Just Eat Takeaway.com Managing Director’s remuneration in fiscal year 2019 is due to the application of the revised remuneration policy as of the day after the 2019 annual General Meeting and grant of LTIP 2019-2021 as at 31 December 2018.

B. Wissink − CFO	4%	17%	28%
J. Gerbig − COO	3%	18%	35%
A. Nühn − Chairman of Just Eat Takeaway.com Supervisory Board	0%	0%	0%	No change in remuneration.
C. Vigreux − Vice-Chairman of Just Eat Takeaway.com Supervisory Board	0%	0%	0%	No change in remuneration.

	Annual change		2019 vs 2018	Information regarding fiscal year 2019
Director’s remuneration	2017 vs 2016	2018 vs 2017
R. Teerlink − Just Eat Takeaway.com Supervisory Board member	0%	0%	0%	No change in remuneration.
J. Reck − Just Eat Takeaway.com Supervisory Board member	n.a.	n.a.	n.a.	Appointed in 2019.
Just Eat Takeaway.com performance
Revenue	50%	42%	79%
Just Eat Takeaway.com realized significant growth in both Orders and revenue driven by its strong positions in the Rest of the World, partly driven by the German Businesses Acquisition and the acquisition of 10bis in 2018.

Adjusted EBITDA	(51)%	59%	216%
Orders	38%	38%	70%

Average remuneration on a full-time equivalent basis of employees
Employees of Just Eat Takeaway.com	3%	-19%	9%
The table above contains an overview over the past three years only as Just Eat Takeaway.com was not listed prior to October 2016.
Share Ownership
Share Ownership of the Just Eat Takeaway.com Management Board
The number of Just Eat Takeaway.com Shares and Just Eat Takeaway.com options held by Just Eat Takeaway.com Managing Directors as of 28 October 2020 is set forth in the table below.
Name	Total Just Eat Takeaway.com Shares	Percentage of Just Eat Takeaway.com Shares
Jitse Groen	15,318,766	10.3%
Brent Wissink	115,581	0.08%
Jörg Gerbig	340,000	0.23%
Name	Award Date	Number of Just Eat Takeaway.com Options (at maximum)	Exercise Price (in €)	Expiration Date
Jitse Groen	31-12-2016	5,780	23.37	31-12-2026
	31-12-2017	12,340	49.06	31-12-2027
	31-12-2018	11,655	54.62	31-12-2028
Brent Wissink	31-12-2016	5,058	23.37	31-12-2026
	31-12-2017	10,798	49.06	31-12-2027
	31-12-2018	10,198	54.62	31-12-2028
Jörg Gerbig	31-12-2016	4,697	23.37	31-12-2026
	31-12-2017	10,027	49.06	31-12-2027
	31-12-2018	9,470	54.62	31-12-2028
Share Ownership of the Just Eat Takeaway.com Supervisory Board
As of 28 October 2020, none of the current Just Eat Takeaway.com Supervisory Board members held Just Eat Takeaway.com Shares or Just Eat Takeaway.com options.
Severance Arrangements
Contractual severance arrangements of the Just Eat Takeaway.com Managing Directors provide for compensation for the loss of income resulting from a non-voluntary termination of employment. In that situation, the severance package is equal to the sum of the six-month gross fixed base salary of the respective Just Eat Takeaway.com Managing Director. The contractual severance arrangements are compliant with the DCGC.

During fiscal year 2019, no severance payments were granted to the members of the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board.
Payments by Consolidated Subsidiaries
During fiscal year 2019, no remuneration for members of the Just Eat Takeaway.com Management Board was made at the account of any consolidated subsidiary of Just Eat Takeaway.com.
The Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board
Pursuant to the Articles, Just Eat Takeaway.com has a two-tier governance system consisting of the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board. The Just Eat Takeaway.com Supervisory Board is responsible for supervising the conduct of and providing advice to the Just Eat Takeaway.com Management Board and for supervising the general affairs of the business and the general affairs of the Just Eat Takeaway.com Group, including the relations with Just Eat Takeaway.com Shareholders. The Just Eat Takeaway.com Management Board is collectively responsible for the management and the strategy, policy and operations of Just Eat Takeaway.com and, therefore, the Just Eat Takeaway.com Management Board manages the day-to-day business and operations and implements the strategy of the Just Eat Takeaway.com Group. Resolutions of the Just Eat Takeaway.com Management Board regarding a significant change in the identity or nature of Just Eat Takeaway.com or its business enterprise must be adopted by the Just Eat Takeaway.com Management Board and require the approval of the Just Eat Takeaway.com Supervisory Board and the General Meeting. A significant change in the identity or nature of Just Eat Takeaway.com or its business enterprise includes: (i) a transfer of the business enterprise or practically the entire business enterprise to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to Just Eat Takeaway.com; and (iii) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts, by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary. Pursuant to the Articles and/or the charter of the Just Eat Takeaway.com Management Board, the Just Eat Takeaway.com Management Board shall furthermore obtain the approval of the Just Eat Takeaway.com Supervisory Board for a number of resolutions which include, among others, (i) the operational and financial objectives of Just Eat Takeaway.com; (ii) the strategy designed to achieve those objectives; and (iii) the parameters to be applied in relation to the strategy, for example in respect of the financial ratios.
Composition of the Just Eat Takeaway.com Management Board
Just Eat Takeaway.com’s strong track record has been achieved through its highly dedicated, founder-led Just Eat Takeaway.com Management Board with substantial experience and complementary skillsets. The Just Eat Takeaway.com Management Board has a combined experience of over 35 years in the online food delivery industry and consists of the following individuals:
Jitse Groen
Dutch national, 1978, Founder, CEO and Chairman of the Just Eat Takeaway.com Management Board since 2011
Mr. Groen studied Business & IT at the University of Twente. He started his career during his studies when he launched a business in web development. In 2000, Mr. Groen founded and launched Just Eat Takeaway.com (at that time still named Thuisbezorgd.nl). Mr. Groen is also a member of the advisory board of Suitsupply B.V.
As CEO and Chairman of the Just Eat Takeaway.com Management Board, Mr. Groen has responsibility for Corporate Strategy, Business Development, and Product and Technology. Mr. Groen is the holder of all shares in Gribhold B.V. For a summary of certain director nomination rights held by Gribhold B.V., see “Comparison of Shareholder Rights” beginning on page 282 of this proxy statement/prospectus.
Brent Wissink
Dutch national, 1967, CFO and Member of the Just Eat Takeaway.com Management Board since 2016
Mr. Wissink joined Just Eat Takeaway.com as COO in 2011. He led the acquisition of Lieferando.de and Pyszne.pl before becoming CFO of Just Eat Takeaway.com. Prior to this, he was CFO of a fast-growing technology business (NedStat) and worked in venture capital (ABN AMRO, Mees Pierson). Mr. Wissink graduated in 1992 from the Erasmus University of Rotterdam in Econometrics. Mr. Wissink is also a member of the supervisory board of BloomOn International B.V.
As CFO and member of the Just Eat Takeaway.com Management Board, Mr. Wissink has responsibility for Finance, Business Intelligence, Investor Relations, Mergers & Acquisitions, Risk Management and Control, Human Resources, and Legal Affairs.
Jörg Gerbig
German national, 1981, COO and Member of the Just Eat Takeaway.com Management Board since 2016
Mr. Gerbig founded Lieferando.de in 2009 and has driven its rapid growth since then. He joined Just Eat Takeaway.com following the acquisition of Lieferando.de in 2014, when he became COO of Just Eat Takeaway.com. He has been instrumental in integrating Just Eat Takeaway.com and Lieferando.de and in introducing the “One Company, One Brand and One IT Platform” approach across all operations. Mr. Gerbig graduated in 2005 from the European Business School Oestrich-Winkel and has experience in M&A and equity capital markets at UBS Investment Bank in London and New York.
As COO and member of the Just Eat Takeaway.com Management Board, Mr. Gerbig has responsibility for Marketing, Scoober, and Sales and Customer Services.
Matthew Maloney
American national, 1975, CEO of Grubhub and Incoming Member of the Just Eat Takeaway.com Management Board
Matthew Maloney, 44, has served as Grubhub’s Chief Executive Officer and a member of the Grubhub Board since 8 August 2013, the date of the business combination (the “Seamless Merger”) of Grubhub Holdings Inc. (“Grubhub Holdings”), Seamless Holdings Corporation (“Seamless Holdings”) and Seamless North America, LLC (together with Seamless Holdings, “Seamless”), and as Grubhub’s President from August 2015 to January 2018. Prior to the Seamless Merger, Mr. Maloney served as Chief Executive Officer and a member of the board of directors of Grubhub Holdings, a company he co-founded in 2004. Mr. Maloney led Grubhub Holdings through five rounds of investment funding, the acquisition of DotMenu, the Seamless Merger and Grubhub’s initial public offering in April 2014. Mr. Maloney currently serves as an advisory board member for The University of Chicago Booth School of Business Polsky Center for Entrepreneurship. He is a member of ChicagoNEXT, an organization dedicated to driving growth and opportunity in the Chicago business community. He also serves on the Board of Trustees of the Museum of Science and Industry in Chicago as well as on the board of 1871, a non-profit digital startup incubator. He served on the board of directors of Merge Healthcare Incorporated, a provider of enterprise imaging software solutions, from August 2012 until Merge Healthcare was acquired by IBM in October 2015. Mr. Maloney holds a B.A. from Michigan State University and an M.B.A. and MSCS from the University of Chicago.
Composition of the Just Eat Takeaway.com Supervisory Board
The Just Eat Takeaway.com Supervisory Board consists of the following Just Eat Takeaway.com Supervisory Directors:
Adriaan Nühn
Dutch national, 1953, Chairman of the Just Eat Takeaway.com Supervisory Board since 2016
Until 2008, Mr. Nühn acted as Chief Executive Officer of Sara Lee International and Chairman of the executive board of Sara Lee/Douwe Egberts. Prior to that, he was President of Sara Lee’s Coffee and Tea Division and Household and Body Division. He held various positions within Sara Lee/Douwe Egberts and, prior to that, within Proctor & Gamble/Richardson Vicks in Austria, Sweden, South Africa and Belgium. Mr. Nühn holds an MBA from the University of Puget Sound in Washington, United States. Mr. Nühn is currently Chairman of the supervisory board of Wereldhave N.V. (the Netherlands). He was a member of the non-executive board of Sligro Food Group until April 2017, Kuoni Reisen Holding AG Switzerland until April 2016, Cloetta AB Sweden until April 2018 and the World Wildlife Fund until December 2018. Mr. Nühn is also a member of Anglovaal Industries Ltd. (South Africa) and Hunter Douglas N.V. (Curacao) and Stichting Administratiekantoor Unilever (the Netherlands).

Corinne Vigreux
French national, 1964, Vice-Chairman of the Just Eat Takeaway.com Supervisory Board since 2016
Ms. Vigreux is a co-founder of TomTom N.V. (holding various board positions within the TomTom group), the navigation technologies company that continues to create cutting edge technologies that solve mobility problems and address the challenges of autonomous driving and smart cities.
She holds a BBA from the ESSEC Business School in Paris. As one of the top-50 most inspirational women in European tech, Ms. Vigreux champions women in the workforce and passionately advocates for improved social mobility through education. She is a member of the supervisory board of Groupe ILIAD, member of the supervisory board of the Dutch National Opera & Ballet and member of the International Advisory Board of the Amsterdam Economic Board.
Ms. Vigreux was made Chevalier de la Legion d’Honneur in 2012 and knighted in the Royal Order of Orange-Nassau in 2016. Ms. Vigreux also currently holds the following positions: member of the Advisory Board of Mass Transit SNCF, board member of Stichting CCI Pays-Bas, board member of the French Foreign Trade Advisors, Chairperson of the Board of Trustees of Sofronie Foundation, board member of Stichting Kanteen, board member of Stichting Codam, board member of the Stichting Nationale Opera & Ballet Fonds.
Ron Teerlink
Dutch national, 1961, Member of the Just Eat Takeaway.com Supervisory Board since 2016
Until 2013, Mr. Teerlink acted as Chief Administrative Officer and member of the Executive Committee of the RBS Group. Before this, he was a member of the management board of ABN AMRO, and was Chief Operational Officer from 2006 until 2010. Between 1990 and 2006, Mr. Teerlink held various positions within ABN AMRO and its subsidiaries. Mr. Teerlink was a member of the supervisory board of Equens SE from 2015 until 2016. Mr. Teerlink holds an MSc in economics from the Vrije Universiteit Amsterdam and a banking diploma from NIBE. Mr. Teerlink is currently chairman of the supervisory board of Coöperatieve Rabobank U.A. Mr. Teerlink is chairman of the supervisory board (raad van toezicht) of Stichting Vrije Universiteit Amsterdam.
Gwyn Burr
British national, 1963, Member of the Just Eat Takeaway.com Supervisory Board since 2020
Ms. Burr has been a non-executive director of Just Eat Takeaway.com since March 2014 and a Senior Independent Director since July 2019. She has also been a non-executive director of Hammerson plc since May 2012, and a senior independent director of Hammerson plc since January 2019. She is non-executive director of Taylor Wimpey plc, appointed in February 2018, and a non-executive director of Sainsbury’s Bank plc, appointed September 2006.
Ms. Burr has been a member of the Metro A.G. supervisory board and nomination committee since December 2014. Ms. Burr holds a BSc (Hons) in Economics and History from the University of Bradford and has completed business programs at both Stanford and Harvard Business School.
Jambu Palaniappan
American national, 1987, Member of the Just Eat Takeaway.com Supervisory Board since 2020
Mr. Palaniappan has been a non-executive director of Just Eat Takeaway.com since 24 June 2019. He is also a director of Palaniappan Consulting Limited, appointed in January 2019, and Alltaster Limited, appointed in April 2019. Mr. Palaniappan holds a BA in Public Policy and Economics from Vanderbilt University.
Lloyd Frink
American national, 1965, Incoming Member of the Just Eat Takeaway.com Supervisory Board
Lloyd Frink, 55, is co-founder of Zillow, Inc., an online real estate marketplace, which, upon Zillow’s merger with Trulia, Inc. in February 2015, became a wholly-owned subsidiary of Zillow Group, Inc. Mr. Frink has served as President and a member of the board of directors of Zillow Group, Inc. (and, prior to the merger, Zillow, Inc.) since February 2005. In addition, he has served as Executive Chairman of the board of directors since February 2019, and before that, he served as Vice Chairman from March 2011 to February 2019. Mr. Frink previously served as Zillow, Inc.’s Vice President from December 2004 to February 2005, as its Treasurer from December 2009 to March 2011, and as its Chief Strategy Officer from September 2010 to March 2011. From

1999 to 2004, Mr. Frink was at Expedia, Inc., where he held many leadership positions, including Senior Vice President, Supplier Relations, in which position he managed the air, hotel, car, destination services, content, merchandising and partner marketing groups from 2003 to 2004. Mr. Frink has served on the Grubhub Board since December 2013. Mr. Frink holds an A.B. in Economics from Stanford University.
David Fisher
American national, 1969, Incoming Member of the Just Eat Takeaway.com Supervisory Board
David Fisher, 51, has served on the Grubhub Board since 8 August 2013 (the “Seamless Merger Date”), the date of the business combination of Grubhub Holdings Inc., Seamless Holdings Corporation and Seamless North America, LLC. From June 2012 until the Seamless Merger Date, Mr. Fisher served on the board of directors of Grubhub Holdings. Mr. Fisher has served as Chief Executive Officer and President of Enova International, Inc. (“Enova”), a provider of online financial services, since January 2013, and as Chairman of Enova since November 2014. From September 2011 to March 2012, Mr. Fisher served as Chief Executive Officer of optionsXpress Holdings, Inc. (“optionsXpress”), a retail online brokerage firm, and as Senior Vice President of Charles Schwab Corporation following its acquisition of optionsXpress. From October 2007 to September 2011, Mr. Fisher served as Chief Executive Officer of optionsXpress, from March 2007 to October 2007, as its President, and, from August 2004 to March 2007, as its Chief Financial Officer. Prior to joining optionsXpress, Mr. Fisher served as the Chief Financial Officer of Potbelly Sandwich Works from 2001 through 2004, of RBC Mortgage from 2000 through 2001 and of Prism Financial from December 1998 through January 2001. Mr. Fisher currently serves on the board of directors, compensation committee and audit committee of Innerworkings, Inc., a global print management provider. He also serves on the board of directors of FRISS, a provider of software solutions to insurance companies. Mr. Fisher also serves on the Board of Trustees of the Museum of Science and Industry in Chicago. Mr. Fisher holds a B.S. in Finance from the University of Illinois at Urbana-Champaign and a J.D. from Northwestern University School of Law.
Equity Compensation
Just Eat Takeaway.com maintains seven share and options plans for employees:
•	the Takeaway.com Employee Share Option Plan;
•	the “rolled over” Just Eat Deferred Share Bonus Plan 2018, Just Eat Sharesave Scheme, Just Eat Ireland Sharesave Scheme and Just Eat International Sharesave Scheme; and
•
the newly adopted Just Eat Takeaway.com Performance Share Plan and Just Eat Takeaway.com Restricted Share Plan which, in accordance with the arrangements made in the context of the Just Eat Acquisition, replicate the former Just Eat Performance Share Plan and the Just Eat Restricted Share Plan, respectively (collectively, the “Employee Share Plans”).

Pursuant to the Employee Share Plans and subject to their respective terms and conditions, certain employees of the Just Eat Takeaway.com Group are entitled to receive a number of STAK depositary receipts and/or a number of rights to subscribe for STAK depositary receipts. Generally, upon vesting of a grant and, where relevant, exercise of options under any of the Employee Share Plans, Just Eat Takeaway.com issues or transfers the relevant number of Just Eat Takeaway.com Shares or Just Eat Takeaway.com CDIs to STAK for the benefit of the relevant participants and STAK, in due observance of its articles of association and in accordance with its terms and conditions of administration, issues one STAK depositary receipt to the relevant eligible participant for each Just Eat Takeaway.com Share issued or Just Eat Takeaway.com CDI transferred to it for the benefit of such eligible participant. Based on STAK’s terms and conditions, STAK exercises the voting rights attributable to the Just Eat Takeaway.com Shares and Just Eat Takeaway.com Share CDIs it holds and administers at its own discretion.
For additional information on the Employee Share Plans, see Note 6 to the Just Eat Takeaway.com Group’s consolidated financial statements and Note 6 to the historical Just Eat Group’s consolidated financial statements beginning on pages F-32 and F-93, respectively, of this proxy statement/prospectus.

GRUBHUB PROPOSAL II: NON-BINDING, ADVISORY VOTE ON TRANSACTION-RELATED NAMED EXECUTIVE OFFICER COMPENSATION
Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Grubhub is required to submit a proposal to the Grubhub Stockholders for a non-binding, advisory vote to approve certain compensation that may be paid or become payable to Grubhub’s named executive officers in connection with the transactions contemplated by the Merger Agreement, as discussed in the section entitled “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction,” including the footnotes to the table and the associated narrative discussion. The Grubhub Board recommends that Grubhub Stockholders approve the following resolution:
“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Grubhub in connection with the Transaction, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled “Grubhub Proposal I: Adoption of the Merger Agreement—Treatment of Grubhub Equity Awards—Interests of Grubhub’s Directors and Executive Officers in the Transaction” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”
Required Vote
The vote on the non-binding compensation proposal is a vote separate and apart from the vote on the Merger Agreement proposal. Accordingly, a Grubhub Stockholder may vote to approve one proposal and not the other. Approval of the non-binding compensation proposal is not a condition to Completion. Because the vote on the non-binding compensation proposal is advisory only, it will not be binding on Grubhub or Just Eat Takeaway.com. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, if the Merger Agreement proposal is approved and the Transaction is completed, the Transaction-related compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the non-binding compensation proposal.
The approval of the non-binding compensation proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Grubhub Stockholder Meeting by Grubhub Stockholders present via the Grubhub meeting website or by proxy and entitled to vote thereon as of the Grubhub record date, assuming a quorum is present; however, such vote is non-binding and advisory only.
The Grubhub Board recommends that Grubhub Stockholders vote “FOR”
the non-binding compensation proposal.

GRUBHUB PROPOSAL III: ADJOURNMENT OF THE SPECIAL MEETING
Grubhub Stockholders are being asked to consider and vote on the adjournment proposal, a proposal that will give the Grubhub Board authority to adjourn the Grubhub Stockholder Meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes to approve the Merger Agreement proposal at the time of the Grubhub Stockholder Meeting or any adjournment or postponement thereof.
If the adjournment proposal is approved, the Grubhub Stockholder Meeting could be adjourned to any date. Grubhub could adjourn the Grubhub Stockholder Meeting and any adjourned session of the Grubhub Stockholder Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Grubhub Stockholders who have previously voted.
If the Grubhub Stockholder Meeting is adjourned, Grubhub Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the Merger Agreement proposal but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. If you indicate, however, that you wish to vote against the Merger Agreement proposal, your Grubhub Shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of the adjournment proposal.
The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Grubhub Stockholder Meeting by Grubhub Stockholders present via the Grubhub meeting website or by proxy entitled to vote thereon as of the Grubhub record date, assuming a quorum is present.
The Grubhub Board recommends that Grubhub Stockholders vote “FOR” the adjournment proposal.

JUST EAT TAKEAWAY.COM GROUP UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”), which includes unaudited pro forma condensed combined income statements for the six months ended 30 June 2020 and the year ended 31 December 2019 (the “pro forma income statements”) and an unaudited pro forma condensed combined balance sheet as of 30 June 2020 (the “pro forma balance sheet”), has been prepared on the basis set out in the notes below to illustrate the effect of both the Just Eat Acquisition and the Transaction. Completion is subject to certain conditions including, but not limited to, the Grubhub Stockholder Approval and other customary conditions set forth in the Merger Agreement. See “The Merger Agreement—Conditions to the Mergers” beginning on page 163 of this proxy statement/prospectus.
The Pro Forma Financial Information gives effect to the Just Eat Acquisition and the Transaction (together, the “Pro Forma Transactions”) as if the Transaction had taken place on 30 June 2020 for purposes of the pro forma balance sheet and as if the Pro Forma Transactions had taken place on 1 January 2019 for purposes of the pro forma income statements. There is no adjustment to the pro forma balance sheet related to the Just Eat Acquisition as the Just Eat Group has been consolidated by the Just Eat Takeaway.com Group as of 15 April 2020 and therefore is already reflected in the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements as of 30 June 2020. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information. The Pro Forma Financial Information also does not include pro forma adjustments for the German Businesses Acquisition or any other acquisitions completed by the Just Eat Takeaway.com Group or the Grubhub Group during the periods presented.
The Pro Forma Financial Information has been prepared for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on 21 May 2020 (“Article 11”). The Just Eat Takeaway.com Group has elected to voluntarily comply with the amended Article 11 in advance of the mandatory compliance date. The Pro Forma Financial Information is not necessarily indicative of what the Enlarged Group’s financial position or results of operations actually would have been had the Pro Forma Transactions been completed as of the dates indicated. In addition, the Pro Forma Financial Information does not purport to project the future financial position or operating results of the Enlarged Group. The pro forma adjustments are based on the information available at the time of the preparation of this proxy statement/prospectus. The Pro Forma Financial Information should be read in conjunction with:
•
the Just Eat Takeaway.com Group’s consolidated financial statements, the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group” beginning on pages F-17, F-2 and 193, respectively, of this proxy statement/prospectus;

•
the Grubhub Group’s consolidated financial statements and the Grubhub Group’s unaudited condensed consolidated financial statements, incorporated by reference into this proxy statement/prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Grubhub’s Annual Report on Form 10-K for the year ended 31 December 2019 and in Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2020, that Grubhub previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus;

•	the historical Just Eat Group’s consolidated financial statements beginning on page F-75 of this proxy statement/prospectus; and
•	the other information contained in or incorporated by reference into this proxy statement/prospectus.
The Grubhub Group’s consolidated financial statements were prepared in accordance with GAAP, which differ in certain respects from IFRS as utilized by the Just Eat Takeaway.com Group. Adjustments were made to the Grubhub Group’s financial data appearing in the Pro Forma Financial Information to convert them from GAAP to IFRS and to conform the Grubhub Group’s historical accounting presentation to the Just Eat Takeaway.com Group’s accounting presentation. Adjustments were also made to the Just Eat Group’s financial data appearing in the Pro Forma Financial Information to align with the Just Eat Takeaway.com Group’s financial statement presentation. Accounting policy and presentation adjustments for the Grubhub Group reflect the Just Eat Takeaway.com Group’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained in the future.
Further adjustments were made to translate the Grubhub Group’s consolidated financial statements from U.S. dollars to euro, and to translate the Just Eat Group’s financial statements from pounds sterling to euro, based on applicable historical exchange rates. The historical exchange rates used may differ from future exchange rates.
The Just Eat Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”) with Just Eat Takeaway.com treated as the accounting acquirer for the Just Eat Acquisition. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”) and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. The purchase price calculation and purchase price allocation presented for the Just Eat Acquisition is based on the provisional purchase price allocation determined as of the commencement of consolidation of the Just Eat Group upon lifting of the CMA restrictions on 15 April 2020. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared a provisional valuation to arrive at the required estimates of fair value for all of the Just Eat Group’s assets acquired and liabilities assumed. As soon as reasonably practicable but not more than one year from the date of the Just Eat Acquisition, Just Eat Takeaway.com will finalize the valuation of all assets and liabilities assumed, at which point the fair values will be updated and may vary materially from the provisional estimates.
In addition, Just Eat Takeaway.com will also be treated as the accounting acquirer in the Transaction, and accordingly, the Grubhub Group assets acquired and liabilities assumed are adjusted based on the preliminary purchase price allocation made solely for the purpose of preparing the Pro Forma Financial Information that Just Eat Takeaway.com believes are reasonable. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared preliminary estimates of fair value for all of the Grubhub Group assets to be acquired and liabilities to be assumed. Upon Completion, Just Eat Takeaway.com will conduct a detailed valuation of all assets and liabilities of the Grubhub Group as of the date of Completion, at which point the actual fair values will be determined and may vary materially from these preliminary estimates. In identifying Just Eat Takeaway.com as the accounting acquirer, Just Eat Takeaway.com and Grubhub took into account (i) the background of the Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the Enlarged Group, (iv) the intended corporate governance structure of the Enlarged Group, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.
The pro forma balance sheet reflects the transaction accounting adjustments attributable to the Transaction, which depict the accounting adjustments required by IFRS. The pro forma income statements reflect the transaction accounting adjustments attributable to the Just Eat Acquisition and the Transaction, which depict the accounting adjustments required by IFRS. The pro forma adjustments are based upon the best information available to Just Eat Takeaway.com and certain assumptions that Just Eat Takeaway.com believes to be reasonable. Further, these adjustments could materially change as both the determination and allocation of the purchase consideration for the Just Eat Acquisition and the Transaction have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase consideration for the Just Eat Acquisition and the Transaction will not differ from the provisional allocations reflected in the Pro Forma Financial Information. The Pro Forma Financial Information is provided for informational purposes only and is not necessarily indicative of the Enlarged Group’s financial position or results of operations that would have been realized had the Transaction and the Just Eat Acquisition occurred as of the dates indicated, nor are they meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after Completion. The actual financial position and results of operations will differ, perhaps significantly, from the Pro Forma Financial Information due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Pro Forma Financial Information. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the Transaction or the Just Eat Acquisition.
All amounts are in millions of euro, except where noted otherwise.

Just Eat Takeaway.com Group
Unaudited Pro Forma Condensed Combined Balance Sheet as of 30 June 2020
	Adjustments
	Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited Pro Forma Enlarged Group
	As at 30 June 2020	As at 30 June 2020
€ m	Note 1	Note 4	Note 5
Assets
Non-current assets
Goodwill	4,600	906	3,179	8,685
Other intangible assets	3,294	508	2,812	6,614
Property and equipment	27	81	—	108
Right-of-use assets	80	80	33	193
Investments in associates and joint ventures	1,635	—	—	1,635
Deferred tax assets	1	4	—	5
Other non-current assets	12	33	—	45
Total non-current assets	9,649	1,612	6,024	17,285
Current assets
Trade and other receivables	106	67	—	173
Other current assets	90	77	(3)	164
Cash and cash equivalents	525	430	—	955
Total current assets	721	574	(3)	1,292
Total assets	10,370	2,186	6,021	18,577

Shareholders’ equity
Ordinary share capital	6	—	3	9
Share premium	8,792	800	5,629	15,221
Other reserves	417	337	(337)	417
Foreign currency translation reserve	(309)	(2)	2	(309)
Accumulated deficits	(288)	147	(213)	(354)
Total shareholders’ equity	8,618	1,282	5,084	14,984
Non-controlling interest	4	—	—	4
Total equity	8,622	1,282	5,084	14,988
Liabilities
Non-current liabilities
Borrowings	476	437	—	913
Deferred tax liabilities	584	4	843	1,431
Lease liability	67	98	—	165
Other liabilities	3	4	—	7
Total non-current liabilities	1,130	543	843	2,516
Current liabilities
Borrowings	9	—	—	9
Lease liability	18	15	—	33
Trade and other payables	523	346	94	963
Current tax liabilities	68	—	—	68
Total current liabilities	618	361	94	1,073
Total liabilities	1,748	904	937	3,589
Total equity and liabilities	10,370	2,186	6,021	18,577

Just Eat Takeaway.com Group
Unaudited Pro Forma Condensed Combined Income Statement for the Six Months Ended 30 June 2020
	Adjustments				Adjustments
	Just Eat Takeaway.com Group	Just Eat Group	Just Eat Acquisition Transaction Accounting Adjustments	Unaudited Pro Forma Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited Pro Forma Enlarged Group
	Six months ended 30 June 2020	Period 1 January 2020 to 15 April 2020			Six months ended 30 June 2020
€m (except per share data)	Note 1	Note 2	Note 3		Note 4	Note 5
Revenue	675	359	—	1,034	747	—	1,781
Courier costs	(181)	(115)	—	(296)	(294)	—	(590)
Order processing costs	(74)	(40)	—	(114)	(126)	—	(240)
Staff costs	(159)	(83)	—	(242)	(159)	—	(401)
Other operating expenses	(210)	(172)	114	(268)	(215)	28	(455)
Depreciation and amortization	(65)	(22)	(26)	(113)	(61)	(37)	(211)
Operating profit / (loss)	(14)	(73)	88	1	(108)	(9)	(116)
Share of results of associates and joint ventures	(9)	(26)	—	(35)	—	—	(35)
Gain on joint venture disposal	—	—	—	—	—	—	—
Finance income	7	—	—	7	1	—	8
Finance costs	(13)	(5)	—	(18)	(16)	—	(34)
Loss before income tax	(29)	(104)	88	(45)	(123)	(9)	(177)
Income tax (expense) / benefit	(32)	(6)	5	(33)	14	10	(9)
Loss for the period	(61)	(110)	93	(78)	(109)	1	(186)
Attributable to:
Shareholders	(61)	(109)	93	(77)	(109)	1	(185)
Non-controlling interest	—	(1)	—	(1)	—	—	(1)
Basic earnings per share attributable to the shareholders (€/share)	(0.46)						(0.89)
Weighted average number of ordinary shares (basic)	132,010,223						207,737,077
Diluted earnings per share attributable to the shareholders (€/share)	(0.46)						(0.89)
Weighted average number of ordinary shares (diluted)	132,010,223						207,737,077

Just Eat Takeaway.com Group
Unaudited Pro Forma Condensed Combined Income Statement for the Year ended 31 December 2019
		Adjustments			Adjustments
	Just Eat Takeaway.com Group	Just Eat Group	Just Eat Acquisition Transaction Accounting Adjustments	Unaudited Pro Forma Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited Pro Forma Enlarged Group
	Year ended 31 December 2019	Year ended 31 December 2019			Year ended 31 December 2019
€m (except per share data)	Note 1	Note 2	Note 3		Note 4	Note 5
Revenue	416	1,138	—	1,554	1,173	—	2,727
Courier costs	(70)	(332)	—	(402)	(310)	—	(712)
Order processing costs	(41)	(120)	—	(161)	(170)	—	(331)
Staff costs	(113)	(251)	—	(364)	(277)	—	(641)
Other operating expenses	(233)	(288)	(114)	(635)	(334)	(94)	(1,063)
Depreciation and amortization	(35)	(78)	(102)	(215)	(106)	(86)	(407)
Impairment charges	—	(105)	—	(105)	—	—	(105)
Operating profit / (loss)	(76)	(36)	(216)	(328)	(24)	(180)	(532)
Share of results of associates and joint ventures	—	(113)	—	(113)	—	—	(113)
Gain on joint venture disposal	6	5	—	11	—	(3)	8
Finance income	—	1	—	1	3	—	4
Finance costs	(16)	(15)	—	(31)	(26)	—	(57)
Loss before income tax	(86)	(158)	(216)	(460)	(47)	(183)	(690)
Income tax (expense) / benefit	(35)	(29)	19	(45)	(10)	25	(30)
Loss for the period	(121)	(187)	(197)	(505)	(57)	(158)	(720)
Attributable to:
Shareholders	(121)	(188)	(197)	(506)	(57)	(158)	(721)
Non-controlling interest	—	1	—	1	—	—	1
Basic earnings per share attributable to the shareholders (€/share)	(2.08)						(3.56)
Weighted average number of ordinary shares (basic)	58,008,856						202,740,923
Diluted earnings per share attributable to the shareholders (€/share)	(2.08)						(3.56)
Weighted average number of ordinary shares (diluted)	58,008,856						202,740,923

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1.	Basis of presentation
The Pro Forma Financial Information gives effect to the Pro Forma Transactions as if the Transaction had taken place on 30 June 2020 for purposes of the unaudited pro forma condensed combined balance sheet and as if the Pro Forma Transactions had taken place on 1 January 2019 for purposes of the unaudited pro forma condensed combined income statements. There is no adjustment to the pro forma balance sheet related to the Just Eat Acquisition as the Just Eat Group has been consolidated by the Just Eat Takeaway.com Group as of 15 April 2020 and therefore is already reflected in the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements as of 30 June 2020. The initial accounting for the Just Eat Acquisition has been provisionally determined in the Just Eat Takeaway.com Group’s unaudited condensed consolidated financial statements as of 30 June 2020. The measurement period will end no later than 14 April 2021 and to date, no changes have been made to the provisional amounts recorded.
The pro forma balance sheet reflects the transaction accounting adjustments attributable to the Transaction, which depict the accounting adjustments required by IFRS. The pro forma income statements reflect the transaction accounting adjustments attributable to the Pro Forma Transactions, which depict the accounting adjustments required by IFRS. The Pro Forma Financial Information reflects pro forma adjustments that management believes are necessary to present fairly the Just Eat Takeaway.com Group’s pro forma results of operations and financial position following the closing of the Pro Forma Transactions as of and for the periods indicated. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the Transaction or the Just Eat Acquisition.
The Grubhub Group’s consolidated financial statements were prepared in accordance with GAAP, which differs in certain respects from IFRS. Adjustments were made to the Grubhub Group’s consolidated financial statements to convert them from GAAP to IFRS and to the Just Eat Takeaway.com Group’s existing accounting policies after evaluating potential areas of differences. In addition, reclassifications have been made to align the Grubhub Group’s and the Just Eat Group’s financial statement presentation to the Just Eat Takeaway.com Group’s financial statement presentation.
The Just Eat Takeaway.com Group has used the following historical exchange rates to translate the Grubhub Group’s and the Just Eat Group’s financial statements and calculate certain adjustments to the Pro Forma Financial Information from U.S. dollars and pounds sterling to euro:
Closing exchange rate as of 30 June 2020	USD 1 / EUR 0.8865
Average exchange rate for the six-month period ended 30 June 2020	USD 1 / EUR 0.9085
Average exchange rate for the six-month period ended 30 June 2020	GBP 1 / EUR 1.1399
Average exchange rate for the year ended 31 December 2019	USD 1 / EUR 0.8937
Average exchange rate for the year ended 31 December 2019	GBP 1 / EUR 1.141
The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate and the effective tax rate of the Enlarged Group following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of the Enlarged Group’s profits or losses before taxes.
The Just Eat Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 with Just Eat Takeaway.com treated as the accounting acquirer for the Just Eat Acquisition. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. The purchase price calculation and purchase price allocation presented for the Just Eat Acquisition is based on the provisional purchase price allocation determined as of the commencement of consolidation of the Just Eat Group upon lifting of the CMA restrictions on 15 April 2020. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared a provisional valuation to arrive at the required estimates of fair value for all of the Just Eat Group’s assets acquired and liabilities assumed. As soon as reasonably practicable but not more than one year from the date of the Just Eat Acquisition, Just Eat Takeaway.com will finalize the valuation of all assets and liabilities assumed, at which point the fair values will be updated and may vary materially from the provisional estimates.
In addition, Just Eat Takeaway.com will also be treated as the accounting acquirer in the Transaction, and accordingly, the Grubhub Group assets acquired and liabilities assumed are adjusted based on the provisional purchase price allocation made solely for the purpose of preparing the Pro Forma Information that Just Eat Takeaway.com believes are reasonable. As of the date of this proxy statement/prospectus, Just Eat Takeaway.com has prepared preliminary estimates of fair value for all of the Grubhub Group’s assets to be acquired and liabilities to be assumed. Upon Completion, Just Eat Takeaway.com will conduct a detailed valuation of all assets and liabilities of the Grubhub Group as of the date of Completion, at which point the actual fair values will be determined and may vary materially from these preliminary estimates. In identifying Just Eat Takeaway.com as the accounting acquirer, Just Eat Takeaway.com and Grubhub took into account (i) the background of the Transaction, (ii) the Merger Agreement, (iii) the anticipated share ownership and voting rights of the Enlarged Group, (iv) the intended corporate governance structure of the Enlarged Group, (v) the designation of certain senior management positions, and (vi) the relative market values, size, and profitability of the combining companies.
The pro forma adjustments are based upon the best information available to Just Eat Takeaway.com and certain assumptions that Just Eat Takeaway.com believes to be reasonable. Further, these adjustments could materially change as both the determination and allocation of the purchase consideration for the Just Eat Acquisition and the Transaction have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase consideration for the Just Eat Acquisition and the Transaction will not differ from the provisional allocations reflected in the Pro Forma Financial Information. The Pro Forma Financial Information is provided for informational purposes only and is not necessarily indicative of the Enlarged Group’s financial position or results of operations that would have been realized had the Transaction and the Just Eat Acquisition occurred as of the dates indicated, nor are they meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after Completion. The actual financial position and results of operations will differ, perhaps significantly, from the Pro Forma Financial Information due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Pro Forma Financial Information.
2.	Adjustments to the Just Eat Group’s financial statements
The income statement of the Just Eat Group for the period 1 January 2020 to 15 April 2020 has been derived from the Just Eat Group’s unaudited accounting records, and has been translated from pounds sterling into euro at a rate of £1:€1.1399, such rate being the average historical exchange rate for the six month period ended 30 June 2020.
The income statement of the Just Eat Group for the year ended 31 December 2019 has been derived from the historical Just Eat Group’s consolidated financial statements for the year ended 31 December 2019, beginning on page F-75 of this proxy statement/prospectus.

The income statement for the year ended 31 December 2019 reflects certain reclassifications and adjustments of the Just Eat Group’s consolidated income statement categories to conform to the Just Eat Takeaway.com Group’s presentation, and are summarized below:
Just Eat Group
Unaudited Adjusted Consolidated Income Statement for Year Ended 31 December 2019
	Reclassifications and Accounting Policy Adjustments
Just Eat Group consolidated income statement line items	Just Eat Group consolidated income statement line items for the year ended 31 December 2019	Just Eat Takeaway.com Group consolidated income statement line items	Just Eat Group consolidated income statement for the year ended 31 December 2019 under the Just Eat Takeaway.com Group’s income statement presentation	Adjustment for accounting for Order Pads	Just Eat Group consolidated income statement for the year ended 31 December 2019 under the Just Eat Takeaway.com Group’s presentation and after adjustments	Translated into the Just Eat Takeaway.com Group’s presentation currency
	(Note 2a)		(Note 2b)	(Note 2c)		(Note 2d)
	GBP m		GBP m	GBP m	GBP m	€ m
Revenues	997	Revenue	997	—	997	1,138
Order fulfilment costs	(377)	Courier costs	(291)	—	(291)	(332)
		Order processing costs	(86)	(19)	(105)	(120)
Impairment of goodwill	(92)
Other operating costs	(542)
Other gains and losses	(12)
		Staff costs	(220)	—	(220)	(251)
		Other operating expenses	(252)	—	(252)	(288)
		Depreciation and amortization	(80)	12	(68)	(78)
		Impairment charges	(94)	2	(92)	(105)
		Operating profit / (loss)	(26)	(5)	(31)	(36)
		Gain on joint venture disposal	4	—	4	5
Share of results of associates and joint ventures	(99)	Share of results of associates and joint ventures	(99)	—	(99)	(113)
Investment revenue	1	Finance income	1	—	1	1
Finance costs	(9)	Finance costs	(13)	—	(13)	(15)
Loss before income tax	(133)	Loss before income tax	(133)	(5)	(138)	(158)
Income tax (expense) / benefit	(26)	Income tax (expense) / benefit	(26)	1	(25)	(29)
Loss for the period	(159)	Loss for the period	(159)	(4)	(163)	(187)
Attributable to:
Shareholders	(160)		(160)	(4)	(164)	(188)
Non-controlling interest	1		1	—	1	1
a)
The Just Eat Group consolidated income statement line items are extracted from the Just Eat Group’s audited consolidated income statement for the year ended 31 December 2019 contained elsewhere in this proxy statement/prospectus.

b)	The classification of certain items presented by the Just Eat Group has been modified in order to align with the presentation used by the Just Eat Takeaway.com Group.
The Just Eat Group’s income statement items for the year ended 31 December 2019 were reclassified as follows:
i)
The Just Eat Group’s Order fulfilment costs balance includes £291 million of Courier costs and £86 million of Order processing costs which have been reclassified to separate income statement lines in accordance with the Just Eat Takeaway.com Group’s IFRS presentation,

ii)
The Just Eat Group’s Other operating costs balance includes £220 million of Staff costs, £80 million of Depreciation and amortization, £2 million of Impairment charges and £4 million of foreign exchange losses (Finance costs) which have been reclassified to separate income statement lines in accordance with the Just Eat Takeaway.com Group’s IFRS presentation. Impairment charges have not historically been presented by the Just Eat Takeaway.com Group; however, as the Just Eat Group recognized material impairments, a separate line item has been included in the pro forma income statement.

iii)
The Just Eat Group’s Other gains and losses balance includes £16 million which has been reclassified to Other operating expenses and £4 million which has been reclassified to Gain on joint venture disposal in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

iv)
The Just Eat Group separately presents Investment revenue of £1 million which has been reclassified to the Finance income line of the income statement in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

c)
Under its previous policy, the Just Eat Group elected to capitalize the cost of Order Pads that are distributed to restaurants for purposes of order fulfilment. The cost for the devices was then amortized over three years. Under the Just Eat Takeaway.com Group’s policy, the costs for these devices are expensed immediately. As such, a policy alignment has been recorded to reflect the cost of expensing these devices. The tax adjustment that is recorded in relation to this alignment is based on the statutory tax rate for the UK.

d)	The Just Eat Group financial information has been converted from pounds sterling to euro using the average rate for the financial year ended 31 December 2019 of £1:€1.141.
3.	Adjustments related to the Just Eat Acquisition
The pro forma income statements give effect to the following assumptions and adjustments.
The Just Eat Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, with Just Eat Takeaway.com treated as the accounting acquirer for the Just Eat Acquisition. The purchase price calculation and purchase price allocation presented for the Just Eat Acquisition is based on the provisional purchase price allocation determined as of the commencement of consolidation of the Just Eat Group upon lifting of the CMA restrictions on 15 April 2020. As soon as reasonably practicable but not more than one year from the date of the Just Eat Acquisition, Just Eat Takeaway.com will finalized the valuation of all assets and liabilities assumed, at which point the fair values will be updated and may vary materially from the provisional estimates.
a)	Allocation of consideration for the Just Eat Acquisition
The pro forma adjustments to Depreciation and amortization expense for the period 1 January 2020 to 15 April 2020 and the year ended 31 December 2019 are calculated as follows:
(€ in millions)	Amortization for period 1 January 2020 to 15 April 2020	Amortization for the year ended 31 December 2019
Period 1 January 2020 to 15 April 2020 and Annual amortization of acquired identifiable intangible assets	48	164
Less historical amortization expense	(22)	(62)
Adjustments to Depreciation and amortization expense	26	102

b) Transaction costs
The Just Eat Takeaway.com Group and the Just Eat Group incurred the following non-recurring costs of the Just Eat Acquisition, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Just Eat Acquisition:
(€ in million)
Total transaction costs of:
Just Eat Takeaway.com Group	99
Just Eat Group	85
Total transaction costs	184
	Share premium	Income statement
	As at 30 June 2020	Six months ended 30 June 2020	Year ended 31 December 2019
Amounts recognized in historical periods	24	114	46
Adjustments recorded in the pro forma income statements	—	(114)	114
Pro forma adjusted transaction costs	24	—	160
The adjustment recorded in the pro forma income statement is to record transaction costs incurred in the earliest period presented. The Just Eat Takeaway.com Group and the Just Eat Group do not expect to incur significant additional transaction costs for the Just Eat Acquisition in the period following 30 June 2020, therefore no adjustment has been recorded in the pro forma balance sheet.
c) Income tax impact
The income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using a blended statutory rate of 19% related to the jurisdictions in which the income (expense) adjustments will be recorded.
4. Adjustments to the Grubhub Group’s financial statements
The financial information below illustrates the impact of adjustments made to the Grubhub Group’s consolidated financial statements as prepared in accordance with GAAP, in order to present them on a basis consistent with the Just Eat Takeaway.com Group’s accounting presentation in accordance with IFRS. These adjustments reflect the Just Eat Takeaway.com Group’s best estimates based upon the information currently available to the Just Eat Takeaway.com Group and could be subject to change once more detailed information is obtained.
The Grubhub Group’s historical GAAP financial information has been extracted without material adjustment from the Grubhub Group’s unaudited condensed consolidated financial statements and the Grubhub Group’s consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus.

Grubhub Group
Unaudited Adjusted Balance Sheet as of 30 June 2020
	Reclassifications and GAAP to IFRS Adjustments
Grubhub Group balance sheet line items	Grubhub Group balance sheet line items as at 30 June 2020	Just Eat Takeaway.com Group balance sheet line items	Grubhub Group balance sheet as at 30 June 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation	IFRS adjustments	Notes	Grubhub Group balance sheet as at 30 June 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation and after IFRS adjustments	Translated into the Just Eat Takeaway.com Group’s presentation currency
	(Note 4a)		(Note 4b)	(Note 4c)			(Note 4d)
	$ m		$ m	$ m		$ m	€ m
		Assets
Goodwill	1,008	Goodwill	1,008	14	4c(iv)	1,022	906
Acquired intangible assets, net of amortization	476	Other intangible assets	573	—	4c(ii)	573	508
Property and equipment, net of depreciation and amortization	213
Operating lease right-of-use asset	99
		Property and equipment	116	(25)	4c(iv), 4c(v)	91	81
		Right-of-use assets	99	(9)	4c(i)	90	80
Other assets	37	Other non-current assets	37	—		37	33
		Deferred tax assets	—	5	4c(i), 4c(ii), 4c(vi)	5	4
		Total non-current assets	1,833	(15)		1,818	1,612
Accounts receivable less allowances for doubtful accounts	76	Trade and other receivables	76	—		76	67
Prepaid expenses and other current assets	19
Short-term investments	49
Income tax receivable	19
	87	Other current assets	87	—	4c(i)	87	77
Cash and cash equivalents	485	Cash and cash equivalents	485	—		485	430
		Total current assets	648	—		648	574
Total assets	2,481	Total assets	2,481	(15)		2,466	2,186

Stockholders’ equity		Shareholders’ equity
Common stock	—	Ordinary share capital		—	—	—	—
Preferred Stock	—	Share premium	903	—		903	800
Retained earnings	252	Accumulated deficits	252	(86)	4c(i), 4c(ii), 4c(iii), 4c(iv), 4c(v), 4c(vi)	166	147
Accumulated other comprehensive loss	(2)	Foreign currency translation reserve	(2)	—		(2)	(2)
Additional paid-in capital	1,205	Other reserves	302	78	4c(ii)	380	337
Total stockholders’ equity	1,455	Total shareholders’ equity	1,455	(8)		1,447	1,282

		Liabilities
Long-term debt	493	Borrowings	493	—		493	437
Deferred taxes, non-current	12	Deferred tax liabilities	12	(7)	4c(v)	5	4
Noncurrent operating lease liability	110	Lease liability	110	—		110	98
Other accruals	4	Other liabilities	4	—		4	4
		Total non-current liabilities	619	(7)		612	543

	Reclassifications and GAAP to IFRS Adjustments
Grubhub Group balance sheet line items	Grubhub Group balance sheet line items as at 30 June 2020	Just Eat Takeaway.com Group balance sheet line items	Grubhub Group balance sheet as at 30 June 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation	IFRS adjustments	Notes	Grubhub Group balance sheet as at 30 June 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation and after IFRS adjustments	Translated into the Just Eat Takeaway.com Group’s presentation currency
	(Note 4a)		(Note 4b)	(Note 4c)			(Note 4d)
	$ m		$ m	$ m		$ m	€ m
Current operating lease liability	17	Lease liability	17	—		17	15
Accounts payable	25
Restaurant food liability	206
Accrued payroll	34
Other accruals	125
	390	Trade and other payables	390	—	4c(iv)	390	346
		Current tax liabilities	—	—		—	—
		Total current liabilities	407	—		407	361
Total liabilities	1,026	Total liabilities	1,026	(7)		1,019	904
Total Equity and liabilities	2,481	Total shareholders’ equity and liabilities	2,481	(15)		2,466	2,186

Grubhub Group
Unaudited Adjusted Income Statement for the Six Months Ended 30 June 2020
	Reclassifications and GAAP to IFRS Adjustments
Grubhub Group income statement sheet line items	Grubhub Group income statement line items for the six months ended 30 June 2020	Just Eat Takeaway.com Group income statement line items	Grubhub Group income statement for the six months ended 30 June 2020 under the Just Eat Takeaway.com Group’s income statement presentation	IFRS adjustments	Notes	Grubhub Group income statement for the six months ended 30 June 2020 under the Just Eat Takeaway.com Group’s income statement presentation and after IFRS adjustments	Translated into the Just Eat Takeaway.com Group’s presentation currency
	(Note 4a)		(Note 4b)	(Note 4c)			(Note 4d)
	$ m		$ m	$ m		$ m	€ m
Revenues	822	Revenue	822	—		822	747
		Courier costs	(323)	—		(323)	(294)
		Order processing costs	(119)	(19)	4c(v)	(138)	(126)
Costs and expenses:
Operations and support	(533)
Sales and marketing	(185)
Technology (exclusive of amortization)	(62)
General and administrative	(71)
		Staff costs	(162)	(14)	4c(ii)	(176)	(159)
		Other operating expenses	(247)	10	4c(i), 4c(iii)	(237)	(215)
Depreciation and amortization	(68)	Depreciation and amortization	(68)	1	4c(i), 4c(v)	(67)	(61)
Total costs and expenses	(919)
Loss from operations	(97)	Operating loss	(97)	(22)		(119)	(108)
		Finance income	1	—		1	1
Interest expense - net	(13)	Finance costs	(14)	(3)	4c(i)	(17)	(16)
Loss before provision for income taxes	(110)	Loss before income tax	(110)	(25)		(135)	(123)
Income tax (expense) / benefit	31	Income tax (expense) / benefit	31	(16)	4c(ii), 4c(vi)	15	14
Net loss attributable to common stockholders	(79)	Loss for the period	(79)	(41)		(120)	(109)

Grubhub Group
Unaudited Adjusted Income Statement for the Year ended 31 December 2019
	Reclassifications and GAAP to IFRS Adjustments
Grubhub Group income statement sheet line items	Grubhub Group income statement line items for the year ended 31 December 2019	Just Eat Takeaway.com Group income statement line items	Grubhub Group income statement for the year ended 31 December 2019 under the Just Eat Takeaway.com Group’s income statement presentation	IFRS adjustments	Notes	Grubhub Group income statement for the year ended 31 December 2019 under the Just Eat Takeaway.com Group’s income statement presentation and after IFRS adjustments	Translated into the Just Eat Takeaway.com Group’s presentation currency
	(Note 4a)	(Note 4b)	(Note 4c)	(Note 4d)
	$ m		$ m	$ m		$ m	€ m
Revenues	1,312	Revenue	1,312	—		1,312	1,173
		Courier costs	(347)	—		(347)	(310)
		Order processing costs	(176)	(15)	4c(v)	(191)	(170)
Costs and expenses:
Operations and support	(676)
Sales and marketing	(310)
Technology (exclusive of amortization)	(115)
General and administrative	(102)
		Staff costs	(289)	(21)	4c(ii)	(310)	(277)
		Other operating expenses	(391)	18	4c(i), 4c(iii)	(373)	(334)
Depreciation and amortization	(115)	Depreciation and amortization	(115)	(3)	4c(i), 4c(v)	(118)	(106)
Total costs and expenses	(1,318)
Loss from operations	(6)	Operating loss	(6)	(21)		(27)	(24)
		Finance income	4	—		4	3
Interest expense - net	(21)	Finance costs	(25)	(6)	4c(i)	(31)	(26)
Loss before provision for income taxes	(27)	Loss before income tax	(27)	(27)		(54)	(47)
Income tax (expense) / benefit	8	Income tax (expense) / benefit	8	(19)	4c(ii), 4c(vi)	(11)	(10)
Net loss attributable to common stockholders	(19)	Loss for the period	(19)	(46)		(65)	(57)
a)
The Grubhub Group’s unaudited balance sheet as at 30 June 2020 and income statement for the six months ended 30 June 2020 and the year ended 31 December 2019 are extracted, without material adjustment, from the Grubhub Group’s unaudited consolidated financial statements and the Grubhub Group’s consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus.

b)	The classification of certain items presented by the Grubhub Group has been modified in order to align with the presentation used by the Just Eat Takeaway.com Group.
The Grubhub Group balance sheet items as of 30 June 2020 were reclassified as follows:
i)
Under GAAP, the Grubhub Group’s Property and equipment, net of depreciation and amortization includes $97 million of software costs which has been reclassified to Other Intangible assets in accordance with the Just Eat Takeaway.com Group’s IFRS balance sheet presentation.

ii)
Under GAAP, the Grubhub Group’s Short-term investments of $49 million, $19 million of Prepaid expenses and other current assets, and $19 million of Income tax receivable are presented separately. Each has been reclassified to Other current assets in accordance with the Just Eat Takeaway.com Group’s IFRS balance sheet presentation.

iii)
Under GAAP, $125 million of Other accruals and $34 million of Accrued payroll are presented separately. Each has been reclassified to Trade and other payables in accordance with the Just Eat Takeaway.com Group’s IFRS balance sheet presentation.

iv)
Under GAAP, the Grubhub Group presents share premium and reserves associated with equity settled awards as Additional paid-in-capital. These amounts have been reclassified and presented separately as Share premium and Other reserves in accordance with the Just Eat Takeaway.com Group’s IFRS balance sheet presentation.

The Grubhub Group income statement items for the six months ended 30 June 2020 (and the year ended 31 December 2019) were reclassified as follows:
i)
The Grubhub Group’s Operations and support balance includes $323 million (2019: $347 million) which has been reclassified to the Courier costs income statement line in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

ii)
The Grubhub Group’s Operations and support balance includes $117 million (2019: $173 million) and its Sales and marketing balance includes $2 million (2019: $3 million) which have been reclassified to the Order processing costs income statement line in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

iii)
The Grubhub Group’s Operations and support balance, Sales and marketing balance, Technology balance, and General and administrative balance includes $37 million, $43 million, $56 million and $26 million (2019: $70 million, $70 million, $105 million, and $44 million), respectively, that have been reclassified to the Staff costs income statement line in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

iv)
The Grubhub Group’s Operations and support balance, Sales and marketing balance, Technology balance, and General and administrative balance includes $56 million, $140 million, $6 million and $45 million (2019: $86 million, $237 million, $10 million, and $58 million), respectively, that have been reclassified to the Other operating expenses income statement line in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

v)
The Grubhub Group’s Interest expense-net balance includes $1 million (2019: $4 million) of interest income which has been presented as Finance income in accordance with the Just Eat Takeaway.com Group’s IFRS presentation. The remaining amount of the Grubhub Group’s Interest expense-net balance of $14 million (2019: $25 million) has been presented as Finance costs in accordance with the Just Eat Takeaway.com Group’s IFRS presentation.

c)	The following adjustments have been made to convert the Grubhub Group’s balance sheet and income statement to IFRS:
i)
Leases - Under GAAP, leases are classified as either finance or operating at lease commencement if specified criteria have been met, whereas after the adoption of IFRS 16 Leases, IFRS does not distinguish between operating and finance leases. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under GAAP after the adoption of ASC 842 Leases with effect from 1 January 2019. All of the Grubhub Group’s leases have been classified as operating under its GAAP accounting policy, where the lease liability is measured as the present value of the remaining lease payments and the right-of-use asset is re-measured as the amount of the lease liability adjusted for any lease incentives, prepaid/ accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term. The adjustment represents the reversal of Other operating expense of $9 million and $17 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, recognized under GAAP and the recognition of $7 million and $13 million increases in depreciation on the right-of-use assets and $3 million and $6 million increases in Finance costs on the lease liabilities for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, under IFRS. These adjustments also resulted in reductions to the right-of-use asset of $9 million as at 30 June 2020 related to re-measurements and an increase of $0.1 million to Other current assets related to subleases as at 30 June 2020. These differences also resulted in an increase to Deferred tax assets of $3 million as at 30 June 2020. No differences were identified prior to the adoption of IFRS 16 and ASC 842.

Additionally, the Just Eat Takeaway.com Group adopted IFRS 16 using the modified retrospective method, under which the cumulative effect of initial application was recognized in accumulated deficits as at 1 January 2019. The associated right-of-use assets were re-measured on a retrospective basis as if the new rules had always been applied. The Grubhub Group has re-measured the right-of-use assets as at 1 January 2019 using the transition approach adopted by the Just Eat Takeaway.com Group, which resulted in an adjustment to the right-of-use assets of $7 million with an offset to retained earnings.
ii)
Under its GAAP accounting policy, the Grubhub Group has valued its graded vesting awards with service-only conditions as a single award and has recorded the share-based compensation expense for these awards using a straight-line method over the vesting period for the entire award. IFRS requires that each tranche of a graded vesting award with service-only conditions be valued as a separate award and that the share-based compensation expense be recorded using a straight-line basis over the respective vesting period for each separately vesting portion of the award. Adjustments have been made to reflect the impact on the grant date fair value and the timing of expense recognition for grants with unvested options as at 1 January 2017.

These changes resulted in a net increase to share based compensation within Staff costs of $14 million and $21 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively. Additionally, a portion of the costs were capitalized as software development. The impact of these capitalized costs resulted in an increase to Other intangible assets of $0.1 million as of 30 June 2020, an increase to Depreciation and amortization of less than $0.1 million and $0.6 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, and an increase of $78 million to Other reserves as of 30 June 2020.
In addition, after the adoption of ASU 2016-09, deferred tax assets for awards that will result in a deduction are calculated based on the cumulative GAAP expense recognized, and entities recognize all excess tax benefits and tax deficiencies by recording them as income tax expense or benefit in the income statement. The Grubhub Group adopted ASU 2016-09 beginning in the first quarter of 2017 using a modified retrospective transition. Under IFRS, deferred tax assets are recognized based on the intrinsic value of the unexercised and unvested awards at each balance sheet date. Deferred tax is recorded in the income statement up to the tax effect of the cumulative share-based payment expense and any excess is recorded directly in equity.
These differences have resulted in an increase in Deferred tax assets as of 30 June 2020 of $2 million after capping the Deferred tax assets to an amount equal to the Deferred tax liability. These differences also resulted in an increase in Income tax expense of $19 million and $23 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, and have been included within the deferred tax impact of accounting adjustments.
iii)
Under its GAAP accounting policy, the Grubhub Group elected to capitalize certain advertising costs. The costs were expensed when the related advertising took place. These costs are required to be expensed as incurred under IFRS. Adjustments have been made to reverse capitalized amounts at each balance sheet date and recognize the costs as other operating expense in the period incurred. These adjustments resulted in a decrease to Other operating expenses of $1 million and $1 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively.

iv)
In conjunction with the 2017 acquisition of Eat24 and 2018 acquisitions of Tapingo and LevelUp, the Grubhub Group granted replacement share-based payment awards with graded vesting features to employees of the acquired businesses. Under GAAP, the Grubhub Group determined the value of the shares and the allocation between consideration transferred and post-combination service expense consistent with the policy described in note 4c(ii) above. Adjustments have been made on a retrospective basis to the purchase price allocations and post-combination expense to reflect the impact of the graded vesting awards under the Just Eat Takeaway.com Group’s IFRS accounting policy. In addition, an adjustment was recorded to remove the value of tablet devices acquired as part of the Eat24 acquisition from the businesses balance sheet as of the acquisition date to align the Grubhub

Group’s policy with that of the Just Eat Takeaway.com Group’s IFRS accounting policy. There were also measurement period adjustments recognized for liabilities assumed in the Tapingo and LevelUp acquisitions that collectively totaled $0.2 million. In total, these adjustments resulted in an increase to goodwill of $14 million, an increase to equity of $13 million and a reduction to Property and equipment of $1 million.
v)
Under its GAAP accounting policy, the Grubhub Group has elected to capitalize the cost of restaurant facing technology devices, such as tablets that are distributed to restaurants for purposes of order fulfilment. The Just Eat Takeaway.com Group has elected to expense the costs for these devices as incurred under its IFRS accounting policies. Adjustments have been made to reverse capitalized amounts and related depreciation for these devices at each balance sheet date and recognize the costs as Order processing costs in the period incurred. These adjustments resulted in a reduction to property and equipment of $24 million as of 30 June 2020. The increase to Order processing costs was $19 million and $15 million, and the reduction to Depreciation and amortization expenses was $8 million and $10 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively. These adjustments also resulted in a decrease to Deferred tax liabilities of $7 million as of 30 June 2020.

vi)
Item (vi) reflects the tax impact of the accounting adjustments set out above, including the impact of the share-based payment adjustment, which is explained in note 4c(ii) above. The income tax impacts of the adjustments are calculated using an effective tax rate of 29.06% and 29.06% for the periods ended 30 June 2020 and 31 December 2019, respectively.

Deferred tax assets on the accounting adjustments have been recorded to an amount equal to the Deferred tax liabilities after policy adjustments.
d)
The Grubhub Group financial information has been converted from US dollars to euro using the closing exchange rate of $1:€0.8865 at 30 June 2020 and an average rate of $1:€0.9085 for the six months ended 30 June 2020 and $1:€0.8937 for the year ended 31 December 2019.

5.	Adjustments related to the Transaction
The pro forma balance sheet and the pro forma income statements give effect to the following assumptions and adjustments.
The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. The actual fair values will be determined upon the consummation of the Transaction and may vary from these estimates.
(a)	Preliminary purchase consideration
The total preliminary purchase consideration as of 9 June 2020 amounts to €6,463 million, and has been calculated as follows:
Estimated number of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered to Grubhub Stockholders as of 9 June 2020:
Estimated number of Grubhub Shares outstanding (Note 5a(i))	97,681,806
Exchange ratio	0.671
Total estimated number of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered	65,544,492
Preliminary purchase consideration (in millions of euro, unless otherwise stated):
Estimated number of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered	65,544,492
Multiplied by market price of each Just Eat Takeaway.com Share on 9 June 2020 (Note 5a(ii)) (euro per share)	98.6
Fair value of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs be issued in exchange of Grubhub Shares		6,463
Total preliminary purchase consideration		6,463
i)
Represents Grubhub’s fully diluted outstanding shares as of 9 June 2020. The final number of Grubhub Shares to be used for calculating the consideration will be determined at Completion and will reflect the additional number of Grubhub Shares which will be issued as a result of share awards vesting in the period up to Completion.

ii)	To determine the preliminary purchase consideration, based on the market price of Just Eat Takeaway.com Shares, the closing price of 9 June 2020 on Euronext Amsterdam has been used, which was €98.60.
The preliminary purchase consideration reflected in the Pro Forma Financial Information does not purport to represent what the actual consideration transferred will be when the Transaction is completed. The fair value of the Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered as part of the consideration transferred will be measured, at Completion, based on the number of Grubhub Shares outstanding multiplied by the exchange ratio of 0.6710 and the then-current market price of Just Eat Takeaway.com Shares. This requirement will likely result in a per share equity component different from the €98.60 per share closing price of Just Eat Takeaway.com Shares on 9 June 2020 that is assumed in the Pro Forma Financial Information, and that difference may be material.
(b)	Preliminary purchase consideration allocation
Under the acquisition method of accounting, the preliminary purchase consideration is allocated to the Grubhub Group’s assets and liabilities based on their estimated fair values. The preliminary allocation included in the Pro Forma Financial Information below has been developed based on preliminary estimates of fair value using the historical financial statements of the Grubhub Group as of 30 June 2020 and is therefore subject to change.
The preliminary allocation of the purchase consideration as of 9 June 2020 is estimated as follows:
(€ million)
Total preliminary purchase consideration (Note 5a)		6,463
Allocation of preliminary purchase consideration:
Estimated fair value of assets acquired:

Other intangible assets:
Brand names	530		5b(i)
Customer relationships	2,500		5b(i)
Technology platform	190		5b(i)
Restaurant database	100		5b(i)
Other intangible assets — total		3,320
Right-of-use assets		113	5b(i)
Other assets		688	5b(ii)
Total estimated fair values of liabilities assumed:		(900)	5b(ii)
Deferred taxes — net		(843)	5b(iii)
Residual goodwill		4,085
Elimination of Grubhub historical goodwill at 30 June 2020		(906)
Goodwill adjustment		3,179

The table below represents an initial allocation of the preliminary estimated consideration to the Grubhub Group’s tangible and intangible assets to be acquired and liabilities to be assumed based on Just Eat Takeaway.com’s preliminary estimate of their respective fair values as of 30 June 2020:
€ million	Grubhub Group balance sheet as at 30 June 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation and after IFRS adjustments	Preliminary fair value adjustments	Grubhub Group balance sheet as at 30 June 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation and after IFRS and preliminary fair value adjustments
Assets
Non-current assets
Goodwill	906	3,179	4,085
Other intangible assets	508	2,812	3,320
Property and equipment	81	—	81
Right-of-use assets	80	33	113
Investments in associates and joint ventures	—	—	—
Deferred tax assets	4	—	4
Other non-current assets	33	—	33
Total non-current assets	1,612	6,024	7,636
Trade and other receivables	67	—	67
Other current assets	77	—	77
Cash and cash equivalents	430	—	430
Total current assets	574	—	574
Total assets	2,186	6,024	8,210
Liabilities
Non-current liabilities
Borrowings	437	—	437
Deferred tax liabilities	4	843	847
Lease liability	98	—	98
Other liabilities	4	—	4
Total non-current liabilities	543	843	1,386
Current liabilities
Borrowings	—	—	—
Lease liability	15	—	15
Trade and other payables	346	—	346
Current tax liabilities	—	—	—
Total current liabilities	361	—	361
Total liabilities	904	843	1,747
Net assets	1,282	5,181	6,463

i)
The assessment of the preliminary fair value of the intangible assets were allocated on a similar basis to recent relevant transactions performed by the Just Eat Takeaway.com Group. The assumptions used by the Just Eat Takeaway.com Group to arrive at the estimated fair value of the identifiable intangible assets were derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and the final determination of fair value may differ from these estimates. The fair value and weighted-average estimated useful lives of identifiable intangible assets are estimated as follows:

	Pro forma adjusted carrying value (€ m)	Weighted-average estimated useful life (in years)	Six-month amortization (€ m)	Annual amortization (€ m)
Fair value of assets acquired:
Brand names	530	20	13	27
Customer relationships	2,500	30	42	83
Technology platform	190	5	19	38
Restaurant database	100	10	5	10
Right-of-use assets	113	9	6	13
Total fair value of assets acquired:	3,433	Depreciation and amortization expenses	85	171
Adjustment to Other intangible assets	2,812	Less historical Depreciation and amortization expense	(48)	(85)
Adjustment to Right-of-use assets	33	Adjustments to Depreciation and amortization expense	37	86
ii)	Except as noted, the carrying values of the Grubhub Group assets and liabilities are considered to approximate their fair values for purposes of the Pro Forma Financial Information.
iii)
The adjustment to deferred tax liabilities of €843 million related to the estimated fair value of Other intangible assets (€3,320 million) and adjustment to Right-of-use assets (€33 million) calculated using an estimated blended statutory rate of 27.7% resulting in a total deferred tax liability of €929 million, offset by €86 million already recorded on the Grubhub Group’s balance sheet. See note 5(f) (Income tax impact) in the section titled “Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 245 of this proxy statement/prospectus for a description of the tax rate used.

(c)	Transaction costs
The Just Eat Takeaway.com Group and the Grubhub Group expect to incur the following non-recurring costs in connection with the Transaction, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Transaction:
(€ million)
Total Transaction costs of:
Just Eat Takeaway.com Group	67
Grubhub Group	58
Total Transaction costs	125
	Share premium	Income statement
	As at 30 June 2020	Six months ended 30 June 2020	Year ended 31 December 2019
Amounts recognized in historical periods	—	28	—
Adjustments recorded in the pro forma	31	(28)	94
Pro forma adjusted transaction costs	31	—	94

The adjustment recorded in the pro forma income statement is to record transaction costs incurred in the earliest period presented. In addition, an adjustment has been presented in the pro forma balance sheet as an increase to Trade and other payables of €94 million, a reduction to Other current assets of €3 million and a corresponding reduction to Share premium of €31 million and Accumulated deficits of €66 million to represent the estimated total Transaction costs yet to be incurred as of 30 June 2020. These amounts have not been tax effected as the tax deductibility of these items has not been determined.
(d)	Intercompany eliminations
This adjustment is to eliminate the intercompany transactions between the Just Eat Takeaway.com Group and the Grubhub Group. The amounts adjusted include the following:
a)
The adjustment to Gain on joint venture disposal represents the removal of the gain of €3 million recognized by the Just Eat Group upon the sale of certain assets in the United States to the Grubhub Group during the year ended 31 December 2019, which would not be reported by the Enlarged Group.

b)	The adjustment to Income tax (expense) / benefit for the removal of this gain was €1 million, calculated using the Just Eat Group’s U.S. tax rate of 21% in 2019.
(e)	Adjustments to shareholders’ equity
The estimated impact to Total shareholders’ equity as at 30 June 2020 is summarized as follows:
	Transaction Accounting Adjustments
(€ million)	Eliminate Grubhub Group historical equity	Issuance of Just Eat Takeaway.com Shares	Estimated Transaction costs	Total Transaction Accounting Adjustments
Note Ref.	4	5(a)	5(c)
Ordinary share capital	—	3	—	3
Share premium	(800)	6,460	(31)	5,629
Accumulated deficits	(147)	—	(66)	(213)
Foreign currency translation reserve	2	—	—	2
Other reserves	(337)	—	—	(337)
Total shareholders’ equity	(1,282)	6,463	(97)	5,084
(f)	Income tax impact
The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate of 28%, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the Enlarged Group following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of profit or loss before taxes.
(g)	Earnings per share
Pro forma earnings (loss) per share (referred to as “EPS”) for the pro forma income statements have been recalculated to show the impacts of the Pro Forma Transactions after giving effect to the Just Eat Takeaway.com Shares issued to Just Eat shareholders, and to be issued to Grubhub Stockholders, on a constant diluted and basic outstanding share basis, assuming that the Just Eat Takeaway.com Shares issued in connection with the Just Eat Acquisition and the Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be issued in connection with the Transaction were outstanding at the beginning of the periods presented. The effect of anti-dilutive potential ordinary shares is ignored in calculating pro forma diluted earnings (loss) per share. For the six months ended 30 June 2020, total pro forma Just Eat Takeaway.com Shares outstanding is assumed to be 207.7 million for basic and diluted EPS for the pro forma income statement. For the year ended 31 December 2019, total pro forma Just Eat Takeaway.com Shares outstanding is assumed to be 202.7 million for basic and diluted EPS for the pro forma income statement.

	For the six months ended 30 June 2020
(In millions of euro, except for per share data)	Historical Just Eat Takeaway.com Group	Unaudited Pro Forma Enlarged Group
Net income (loss) – attributable to shareholders	(61)	(185)
Weighted average number of ordinary shares (basic)	132,010,223	207,737,077
Basic EPS	(0.46)	(0.89)
Net income (loss) – attributable to shareholders	(61)	(185)
Weighted average number of ordinary shares (diluted)	132,010,223	207,737,077
Diluted EPS	(0.46)	(0.89)
	For the year ended 31 December 2019
(In millions of euro, except for per share data)	Historical Just Eat Takeaway.com Group	Unaudited Pro Forma Enlarged Group
Net income (loss) – attributable to shareholders	(121)	(721)
Weighted average number of ordinary shares (basic)	58,008,856	202,740,923
Basic EPS	(2.08)	(3.56)
Net income (loss) – attributable to shareholders	(121)	(721)
Weighted average number of ordinary shares (diluted)	58,008,856	202,740,923
Diluted EPS	(2.08)	(3.56)

DESCRIPTION OF JUST EAT TAKEAWAY.COM SHARES
The following is a summary of the material terms of (1) the Just Eat Takeaway.com Shares as set forth in the Articles; and (2) the Dutch Civil Code insofar as it applies to the Just Eat Takeaway.com Shares. This overview does not reflect any temporary COVID-19 related rules or regulation. Please note that this is only a summary and may not contain all of the information relevant to you. Accordingly, you should read the more detailed provisions of the Articles, a copy of which is attached as Annex D to this proxy statement/prospectus and is incorporated by reference herein.
Corporate Purpose
Pursuant to article 2.2 of the Articles, Just Eat Takeaway.com’s objects are:
a.	to incorporate, participate in and conduct the management of other companies and enterprises;
b.	to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises;
c.	to acquire, dispose of, manage and utilize real property, personal property and other goods, including patents, trademark rights, licenses, permits and other industrial property rights;
d.
to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness and to enter into agreements in connection with aforementioned activities; and

e.	to grant guarantees, to bind Just Eat Takeaway.com and to pledge its assets for obligations of Just Eat Takeaway.com, group companies and third parties, the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.
Just Eat Takeaway.com’s Share Capital
Authorized Share Capital
The Articles provide for one class of shares, ordinary shares. The authorized share capital of Just Eat Takeaway.com amounts to EUR 16,000,000 and is divided into 400,000,000 ordinary shares, each with a nominal value of EUR 0.04.
Issued Share Capital
As of close of business on     2020, there were     Just Eat Takeaway.com Shares issued and outstanding (and Just Eat Takeaway.com Shares issued and held by Just Eat Takeaway.com in treasury).
Net Asset Value
The net asset value (total assets minus total liabilities) per Just Eat Takeaway.com Share as of     was €   .
All issued Just Eat Takeaway.com Shares have been created under the laws of the Netherlands.
Issuance of Just Eat Takeaway.com Shares
Just Eat Takeaway.com Shares are issued pursuant to a resolution of the Just Eat Takeaway.com Management Board that has been approved by the Just Eat Takeaway.com Supervisory Board, provided that the Just Eat Takeaway.com Management Board has been authorized to do so by a resolution of the General Meeting for a specific period not exceeding five years.
If and insofar the Just Eat Takeaway.com Management Board is not authorized, as referred to in the above paragraph, the General Meeting is entitled to resolve to issue Just Eat Takeaway.com Shares upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board.

Pursuant to a resolution adopted by the General Meeting on 14 May 2020, the Just Eat Takeaway.com Management Board has been authorized to, until 14 August 2021 and subject to approval of the Just Eat Takeaway.com Supervisory Board, resolve on the issue of (i) up to 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) for general corporate purposes, (ii) up to a further 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) in connection with or on the occasion of mergers, acquisitions and/or strategic alliances and (iii) up to a further 7,204,479 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) in connection with one or more incentive plans for the Just Eat Takeaway.com Managing Directors, senior management and/or other employees. In addition, pursuant to a resolution adopted by the General Meeting on 7 October 2020, in order to enable Just Eat Takeaway.com to issue Just Eat Takeaway.com Shares or grant rights to acquire Just Eat Takeaway.com Shares in connection with the Transaction (including to satisfy any obligations pursuant to the Transaction in respect of employee stock option plans), the Just Eat Takeaway.com Management Board has been authorized to, for a period of 18 months as from 7 October 2020 and subject to approval of the Just Eat Takeaway.com Supervisory Board, resolve on the issue of up to 233,297,041 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) (the latter authorization, the “New Just Eat Takeaway.com Shares Authorization”).
Pre-emptive Rights
Upon the issuance of Just Eat Takeaway.com Shares, each Just Eat Takeaway.com Shareholder has a right to acquire newly issued Just Eat Takeaway.com Shares, in proportion to the aggregate nominal value of his or her Just Eat Takeaway.com Shares, it being understood that this pre-emptive right shall not apply to: (a) Just Eat Takeaway.com Shares that are issued to employees of Just Eat Takeaway.com or employees of a group company of Just Eat Takeaway.com and (b) Just Eat Takeaway.com Shares that are issued that are paid for in kind. Just Eat Takeaway.com Shareholders shall also have a pre-emptive right in respect of the grant of rights to subscribe for Just Eat Takeaway.com Shares, but not in respect of Just Eat Takeaway.com Shares that are issued to a person exercising a right to subscribe for Just Eat Takeaway.com Shares previously granted. The sale of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com is subject to similar pre-emptive rights as an issue of new Just Eat Takeaway.com Shares.
Pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board. The Just Eat Takeaway.com Management Board is authorized to resolve, subject to the approval of the Just Eat Takeaway.com Supervisory Board, on the limitation or exclusion of the pre-emptive right if and to the extent the Just Eat Takeaway.com Management Board has been designated by the General Meeting, for a maximum period of five years.
Pursuant to a resolution adopted by the General Meeting on 14 May 2020, the Just Eat Takeaway.com Management Board has been authorized to, until 14 August 2021 and subject to approval of the Just Eat Takeaway.com Supervisory Board, limit or exclude pre-emptive rights (i) in relation to any issue of Just Eat Takeaway.com Shares and/or grant of rights to acquire Just Eat Takeaway.com Shares for general purposes up to a maximum of 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 10% of the total share capital of Just Eat Takeaway.com in issue as at 1 April 2020 and, further, (ii) in relation to any issue of Just Eat Takeaway.com Shares and/or grant of rights to acquire Just Eat Takeaway.com Shares in connection with or on the occasion of mergers, acquisitions and/or strategic alliances up to a maximum of 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 10% of the total share capital of Just Eat Takeaway.com in issue as at 1 April 2020. In addition, pursuant to a resolution adopted by the General Meeting on 7 October 2020 and in connection with the Transaction, the Just Eat Takeaway.com Management Board has been authorized to, for a period of 18 months as from 7 October 2020 and subject to approval of the Just Eat Takeaway.com Supervisory Board, limit or exclude pre-emptive rights in relation to any issue of Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) pursuant to the New Just Eat Takeaway.com Shares Authorization.
Transfer of Just Eat Takeaway.com Shares
Just Eat Takeaway.com Shares can be transferred by a deed executed for that purpose and, save in the event that Just Eat Takeaway.com itself is a party to the transaction, written acknowledgement by Just Eat Takeaway.com of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on Just Eat Takeaway.com is the equivalent of acknowledgement as stated in this paragraph.

The transfer of rights a Just Eat Takeaway.com Shareholder holds with regard to Just Eat Takeaway.com Shares included in a giro depot (girodepot) or collective depot (verzameldepot) (both as referred to in the Dutch Act on Securities Transactions by Giro (Wet giraal effectenverkeer) (the “Wge”)) must take place in accordance with the provisions of the Wge.
There are no restrictions on the transferability of Just Eat Takeaway.com Shares in the Articles.
Form of Just Eat Takeaway.com Shares; Shareholders’ Register
Just Eat Takeaway.com Shares are issued in registered form (op naam) only. No share certificates (aandeelbewijzen) are or may be issued for Just Eat Takeaway.com Shares.
If requested, the Just Eat Takeaway.com Management Board will provide a Just Eat Takeaway.com Shareholder, usufructuary or pledgee of Just Eat Takeaway.com Shares with an extract from the register relating to his or her title to a Just Eat Takeaway.com Share free of charge. If the Just Eat Takeaway.com Shares are encumbered with a right of usufruct (vruchtgebruik) or pledge (pandrecht), the extract will state to whom the rights referred to in Section 2:88 and 2:89 of the Dutch Civil Code will fall to. The shareholders’ register is kept by the Just Eat Takeaway.com Management Board.
The shareholders’ register of Just Eat Takeaway.com records the names and addresses of the Just Eat Takeaway.com Shareholders, the number of Just Eat Takeaway.com Shares held, the date on which the Just Eat Takeaway.com Shares were acquired, the date of acknowledgement and/or service upon Just Eat Takeaway.com of the instrument of transfer, the amount paid on each Just Eat Takeaway.com Share and the date of registration in the shareholders’ register. In addition, each transfer or passing of ownership is registered in the shareholders’ register. The shareholders’ register also includes the names and addresses of natural persons and legal entities with a right of pledge or a right of usufruct on those Just Eat Takeaway.com Shares.
For shares as referred to in the Wge, including the Just Eat Takeaway.com Shares, which belong to (i) a collective depot (verzameldepot) as referred to in the Wge, of which shares form part, as being kept by an intermediary as referred to in the Wge or (ii) a giro depot (girodepot) as referred to in the Wge, of which shares form part, as being kept by a central institute as referred to in the Wge, in case of the Just Eat Takeaway.com Shares Euroclear Nederland, the name and address of the intermediary or the central institute shall be entered in the shareholders’ register, stating the date on which those shares became part of such collective depot or giro depot, the date of acknowledgement by or giving of notice to, as well as the paid-up amount on each share.
Repurchase of Just Eat Takeaway.com Shares
Just Eat Takeaway.com is permitted to acquire fully paid-up shares in its own capital at any time if no consideration is paid therefor.
Furthermore, subject to certain provisions of Dutch law and the Articles, Just Eat Takeaway.com is permitted to repurchase fully paid-up shares in its own share capital if (i) the portion of Just Eat Takeaway.com’s equity that exceeds the aggregate of the paid-up and called-up part of the share capital and the reserves that must be maintained pursuant to Dutch law or the Articles is at least equal to the aggregate purchase price paid in the repurchase and (ii) the aggregate nominal value of the Just Eat Takeaway.com Shares to be acquired, and of any Just Eat Takeaway.com Shares already held, by Just Eat Takeaway.com and its subsidiaries does not exceed one-half of Just Eat Takeaway.com’s issued capital.
Just Eat Takeaway.com may acquire Just Eat Takeaway.com Shares if and to the extent the General Meeting has authorized the Just Eat Takeaway.com Management Board for this purpose and with due observance of applicable statutory provisions. The authorization will only be valid for a specific period not exceeding 18 months. The resolution of the Just Eat Takeaway.com Management Board to acquire fully paid-up Just Eat Takeaway.com Shares is subject to the approval of the Just Eat Takeaway.com Supervisory Board.
The above referred authorization of the General Meeting is not required if Just Eat Takeaway.com acquires Just Eat Takeaway.com Shares for the purpose of transferring those shares under an applicable employee stock purchase plan, to employees of Just Eat Takeaway.com or a group company of Just Eat Takeaway.com, provided those shares are quoted on the official list of any stock exchange.
Pursuant to a resolution adopted by the General Meeting on 14 May 2020, the Just Eat Takeaway.com Management Board may cause Just Eat Takeaway.com to repurchase a number of Just Eat Takeaway.com Shares up to a maximum of 10% of the total share capital of Just Eat Takeaway.com in issue (excluding Just Eat Takeaway.com Shares held in treasury) at the date of any such repurchase, and provided that Just Eat Takeaway.com and its subsidiaries will not hold more than 10% of the issued share capital of Just Eat Takeaway.com, either through purchase on a stock exchange or otherwise.
The authorization will only be valid for a specific period not exceeding 18 months, ending on 14 November 2021. The resolution of the Just Eat Takeaway.com Management Board to acquire fully-paid up Just Eat Takeaway.com Shares is subject to the approval of the Just Eat Takeaway.com Supervisory Board. The minimum price, excluding expenses, which Just Eat Takeaway.com may pay for each share to be repurchased shall be the nominal value of the shares (being EUR 0.04 per Just Eat Takeaway.com Share); the maximum price, excluding expenses, which Just Eat Takeaway.com may pay for each share to be repurchased shall be the higher of (i) an amount equal to 5% above the average market value for Just Eat Takeaway.com Shares for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue on which the purchase is carried out.
Capital Reduction
The General Meeting, upon proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board, may resolve to reduce the issued share capital by reducing the nominal value of the Just Eat Takeaway.com Shares through an amendment to the Articles or by canceling Just Eat Takeaway.com Shares. Only Just Eat Takeaway.com Shares held by Just Eat Takeaway.com can be cancelled.
Dividends and Other Distributions
General
Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the adoption of the annual accounts from which it appears that they are permitted, entirely without prejudice to any of the other provisions of the Articles.
Just Eat Takeaway.com may make distributions on Just Eat Takeaway.com Shares only to the extent that the Just Eat Takeaway.com Shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.
The Just Eat Takeaway.com Management Board may determine, with the approval of the Just Eat Takeaway.com Supervisory Board, that all or part of the profit shall be added to the reserves.
The profit remaining after application of the immediately preceding above paragraph shall be at the disposal of the General Meeting. The General Meeting may resolve to carry it to the reserves or to distribute it among the holders of Just Eat Takeaway.com Shares.
Interim dividends may be declared as provided in the Articles and may be distributed provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that Just Eat Takeaway.com Shareholders’ equity exceeds, by an amount at least equal to the amount of the interim dividend, the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law.
Subject to the other provisions of the Articles, the General Meeting may, on a proposal made by the Just Eat Takeaway.com Management Board which proposal is approved by the Just Eat Takeaway.com Supervisory Board, resolve to make distributions to the holders of Just Eat Takeaway.com Shares to the debit of one or several reserves which Just Eat Takeaway.com is not prohibited from distributing by virtue of Dutch law.
Dividend History
Just Eat Takeaway.com has never declared or distributed dividends to Just Eat Takeaway.com Shareholders.
Manner and Time of Dividend Payments
Payment of any dividend in cash will in principle be made in euro. According to the Articles, the Just Eat Takeaway.com Management Board may determine that distributions on Just Eat Takeaway.com Shares may be made payable in another currency. Any dividends that are paid to Just Eat Takeaway.com Shareholders through

Euroclear Nederland, having its offices at Herengracht 459-469, 1017 BS Amsterdam, the Netherlands, or through CREST (in respect of holders of Just Eat Takeaway.com CDIs) will be automatically credited to the relevant Just Eat Takeaway.com Shareholders’ accounts without the need for the Just Eat Takeaway.com Shareholders to present documentation proving their ownership of the Just Eat Takeaway.com Shares.
Payment of dividends on the Just Eat Takeaway.com Shares in registered form (not held through Euroclear Nederland, but directly) will be made directly to the relevant Just Eat Takeaway.com Shareholder using the information contained in the shareholders’ register and records of Just Eat Takeaway.com.
According to the Articles, dividends shall be payable no later than 30 days after the date on which they have been declared, unless the Just Eat Takeaway.com Management Board determines another date.
Dividend Policy
Just Eat Takeaway.com intends to retain any future distributable profits to expand the growth and development of Just Eat Takeaway.com’s business and, therefore, does not anticipate paying any dividends to Just Eat Takeaway.com Shareholders in the foreseeable future.
Uncollected Dividends
A claim for any declared dividend and other distributions lapses five years and one day after the date on which those dividends or distributions became payable. Any dividend or distribution that is not collected within this period will be considered to have been forfeited to Just Eat Takeaway.com and shall be added to the reserves.
General Meeting
A General Meeting will be held at least once a year, no later than in June of each year. General Meetings are held in the Netherlands, in Amsterdam, Utrecht, Enschede or Haarlemmermeer.
Notice of a General Meeting will be given at least 42 days before the date of the meeting. The record date for a General Meeting will be the 28th day prior to the date of the meeting.
Just Eat Takeaway.com Shareholders (individually or collectively) representing at least 3% of Just Eat Takeaway.com’s issued share capital will be entitled to, subject to Dutch corporate law, include items on the agenda of any General Meeting. The request must be received by Just Eat Takeaway.com at the latest 60 days before the date of the General Meeting.
Just Eat Takeaway.com Shareholders (individually or collectively) representing at least 10% of Just Eat Takeaway.com’s issued share capital may request the Just Eat Takeaway.com Management Board or Just Eat Takeaway.com Supervisory Board to convene an Extraordinary General Meeting. Such request must be made in writing (which requirement is also fulfilled if the request is recorded electronically) and set out in detail the subjects which the applicants wish to be discussed. If neither the Just Eat Takeaway.com Management Board nor the Just Eat Takeaway.com Supervisory Board has taken the necessary measures so that the General Meeting could be held within the statutory term, which given Just Eat Takeaway.com’s current listings is 8 weeks after such request, the applicants may convene a General Meeting themselves in case authorized so by the preliminary relief judge (voorzieningenrechter) upon their request.
Voting Rights and Quorum
Each Just Eat Takeaway.com Share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes will be regarded as not having been cast.
No votes may be cast at a General Meeting in respect of the Just Eat Takeaway.com Shares that are held by Just Eat Takeaway.com or any of its subsidiaries.
The voting right attached to Just Eat Takeaway.com Shares encumbered with a right of pledge or right of usufruct will vest in the Just Eat Takeaway.com Shareholder, unless at the creation of the pledge or right of usufruct the voting right was granted to the pledgee or the holder of the right of usufruct, respectively.
Resolutions proposed at General Meetings are adopted by an absolute majority of the votes cast without a quorum requirement being applicable, unless provided otherwise by law or the Articles.

Amendment to the Articles of Association
The Articles may be amended by the General Meeting upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board. The specific right in the Articles of Gribhold B.V. to make a binding nomination for one Just Eat Takeaway.com Supervisory Director cannot be amended without the prior written consent of Gribhold B.V. until the date such right has lapsed.
If a proposal to amend the Articles is to be made at a General Meeting, the notice convening the General Meeting will state so. A copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at Just Eat Takeaway.com’s office for inspection by, and will be made available free of charge to, the Just Eat Takeaway.com Shareholders and the persons having the rights conferred by Dutch law upon holders of depositary receipts issued with a company’s cooperation for shares in its capital, from the date on which notice of the General Meeting is given until the conclusion of the General Meeting.
Major Transactions and Dissolution
Resolutions of the Just Eat Takeaway.com Management Board regarding significant changes in the identity or nature of Just Eat Takeaway.com or its business must be approved by the Just Eat Takeaway.com Supervisory Board and the General Meeting. Significant changes in the identity or nature of Just Eat Takeaway.com or its business include in any event:
(i)	transferring the business enterprise or practically the entire business enterprise to a third party;
(ii)
concluding or cancelling any long-lasting cooperation by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to Just Eat Takeaway.com; and

(iii)
acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts of Just Eat Takeaway.com, by Just Eat Takeaway.com or any of its subsidiaries.

The resolution to dissolve Just Eat Takeaway.com may only be adopted by the General Meeting upon a proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board. On the dissolution of Just Eat Takeaway.com, the liquidation shall be carried out by the Just Eat Takeaway.com Management Board under the supervision of the Just Eat Takeaway.com Supervisory Board, unless otherwise resolved by the General Meeting.
Material Dutch Tax Consequences
For a discussion that summarizes material Dutch tax consequences to U.S. holders related to the acquisition, ownership and disposition of New Just Eat Takeaway.com ADSs and Just Eat Takeaway.com Shares, see “Grubhub Proposal I: Adoption of the Merger Agreement—Material Dutch Tax Consequences” beginning on page 110 of this proxy statement/prospectus.
Exchange Controls and Other Provisions Relating to Non-Dutch Just Eat Takeaway.com Shareholders
Under Dutch law, subject to the 1977 Sanction Act (Sanctiewet 1977) or otherwise by international sanctions, there are no exchange control restrictions on investments in, or payments on, Just Eat Takeaway.com Shares (except as to cash amounts). There are no special restrictions in the Articles or Dutch law that limit the right of Just Eat Takeaway.com Shareholders, who are not citizens or residents of the Netherlands, to hold or vote on Just Eat Takeaway.com Shares.
Listing
The Just Eat Takeaway.com Shares are listed on Euronext Amsterdam under the trading symbol “TKWY” and on the London Stock Exchange under the trading symbol “JET”.

DESCRIPTION OF JUST EAT TAKEAWAY.COM AMERICAN DEPOSITARY SHARES
American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary (the “depositary bank”), will register and deliver the American depositary shares (“ADSs”), also referred to as the New Just Eat Takeaway.com ADSs. Each ADS will represent ownership of one Just Eat Takeaway.com Share, deposited with Deutsche Bank AG, Amsterdam Branch, as custodian for the depositary bank in the Netherlands (the “custodian”). Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary bank (the deposited Just Eat Takeaway.com Shares together with any other securities, cash or other property held by the depositary bank, collectively, the “deposited securities”). The depositary bank’s corporate trust office at which the ADSs will be administered and its principal executive office is located at 60 Wall Street, New York, NY 10005, USA.
ADSs may be held either (A) directly (i) by having an American depositary receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder’s name, or (ii) by having uncertificated ADSs registered in the holder’s name in DRS (as defined below), or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in DTC (as defined below). If ADSs are held directly, the holder is a registered ADS holder (an “ADS holder”). This description assumes that ADSs are being held directly. ADSs will be issued through DRS, unless an individual specifically requests certificated ADRs. If the ADSs are held indirectly, the procedures of the holder’s broker or other financial institution must be relied upon to assert the rights of ADS holders described in this section. Indirect holders should consult with their broker or financial institution to find out what those procedures are.
The Direct Registration System (“DRS”) is a system administered by The Depository Trust Company (“DTC”) pursuant to which the depositary bank may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary bank to the ADS holders entitled thereto. Registered holders of uncertificated ADSs will receive statements from the depositary bank confirming their holdings.
As a holder of ADSs, Just Eat Takeaway.com will not treat you as a Just Eat Takeaway.com Shareholder, and you will not have direct shareholder rights. ADS holder rights will apply to you as a registered holder of ADSs. The depositary bank will hold, on your behalf, the shareholder rights attached to the Just Eat Takeaway.com Shares underlying your ADSs. As a holder of ADSs you will be able to exercise the shareholder rights for the Just Eat Takeaway.com Shares underlying your ADSs through the depositary bank only to the extent contemplated in the deposit agreement (as defined below), which sets out ADS holder rights as well as the rights and obligations of the depositary bank. To exercise any shareholder rights not contemplated in the deposit agreement you will, as a holder of ADSs, need to turn in your ADSs and withdraw the Just Eat Takeaway.com Shares underlying your ADSs to become a direct Just Eat Takeaway.com Shareholder, as further described in “—Withdrawal of Deposited Securities” beginning on page 273 of this proxy statement/prospectus. The deposit agreement, the ADSs and rights of ADS holders under the deposit agreement are governed by New York law; however, Dutch law governs rights of Just Eat Takeaway.com Shareholders.
The following is a summary of the material terms of the ADSs and the material rights of holders of ADSs, as well as the material provisions of the deposit agreement that will be entered into by Just Eat Takeaway.com and the depositary bank prior to Completion (the “deposit agreement”). Each ADS holder and each beneficial owner will, upon acceptances of any ADSs (or any interest therein) issued in accordance with the deposit agreement, be deemed to have entered into the deposit agreement. Summaries by their nature lack the precision of the information summarized, and the rights and obligations of a holder of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. For more complete information, we urge you to review the form of deposit agreement and the form of ADR in their entirety. For directions on how to obtain copies of those documents, see “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
Deposit, Withdrawal and Cancellation
Issuance of ADSs
The depositary bank will deliver ADSs if Just Eat Takeaway.com Shares or evidence of rights to receive Just Eat Takeaway.com Shares are deposited with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary bank will register the appropriate number of ADSs in the names requested and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
Withdrawal of Deposited Securities
ADS holders may turn in their ADSs at the depositary bank’s corporate trust office. Upon payment of its fees and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, the depositary bank will deliver the Just Eat Takeaway.com Shares and any other deposited securities underlying the ADSs to the ADS holder or a person they designate at the office of the custodian. Or, at an ADS holder’s request, risk and expense, the depositary bank will deliver the deposited securities at its corporate trust office, to the extent permitted by law. In the case of surrendered ADSs representing a fraction of a Just Eat Takeaway.com Share, the depositary bank will cause ownership of the appropriate whole number of Just Eat Takeaway.com Shares to be delivered and will, at its discretion, either issue and deliver ADSs representing any remaining fractional Just Eat Takeaway.com Shares, or sell or cause to be sold the fractional Just Eat Takeaway.com Shares represented by the ADSs surrendered and remit to the ADS holder the proceeds of such sale net of applicable fees, charges and expenses and taxes and/or governmental charges.
Exchanges between Certificated ADSs and Uncertificated ADSs
ADS holders may surrender their ADR to the depositary bank for the purpose of exchanging their ADR for uncertificated ADSs. The depositary bank will cancel that ADR and will send the ADS holder a statement confirming that they are the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary bank of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary bank will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
ADS holders may instruct the depositary bank to vote the Just Eat Takeaway.com Shares or other deposited securities underlying their ADSs at any meeting at which they are entitled to vote pursuant to any applicable law, the provisions of the Articles, and the provisions of any instrument governing, or setting forth the rights of holders of, deposited securities. However, ADS holders may not know about the meeting sufficiently enough in advance to withdraw the Just Eat Takeaway.com Shares in time to ensure that they can exercise voting rights attaching to Just Eat Takeaway.com Shares. Otherwise, ADS holders could exercise their right to vote directly if they withdraw, and directly hold, the Just Eat Takeaway.com Shares. For more information on the voting rights of holders of Just Eat Takeaway.com Shares, see “Description of Just Eat Takeaway.com Shares—Voting Rights and Quorum” beginning on page 270 of this proxy statement/prospectus.
On or before the first date on which Just Eat Takeaway.com gives notice of any meeting of holders of deposited securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of deposited securities, Just Eat Takeaway.com will transmit to the depositary bank a copy of the notice thereof in English but otherwise in the form given or to be given to holders of deposited securities. As soon as practicable after receipt of notice of any meeting at which the holders of deposited securities are entitled to vote, or of solicitation of consents or proxies from holders of deposited securities, the depositary bank will fix a record date (the “ADS record date”) in respect of such meeting or such solicitation of consents or proxies. The ADS record date will be set as close as practicable to the record date fixed by Just Eat Takeaway.com with respect to the Just Eat Takeaway.com Shares (if applicable) and will apply for the determination of the ADS holders who will be entitled to give voting instructions for any such meeting, give or withhold such consent, receive such notice or solicitation or to otherwise take action or to exercise the rights of ADS holders.
If Just Eat Takeaway.com asks for ADS holders’ instructions and upon timely notice from Just Eat Takeaway.com, the depositary bank will notify ADS holders of the upcoming meeting at which they are entitled to vote pursuant to any applicable law, the provisions of the Articles, and the provisions of any instrument governing, or setting forth the rights of holders of, deposited securities, and arrange to deliver the Just Eat Takeaway.com voting materials to ADS holders. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of the Articles, and the provisions of any instrument governing, or setting forth the rights of holders of, deposited securities, to instruct the depositary bank as to the exercise of the voting rights, if any, pertaining to the Just Eat Takeaway.com Shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary bank (or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary bank). Voting instructions may be given only in respect of a number of ADSs representing a whole number of Just Eat Takeaway.com Shares or other deposited securities. For instructions to be valid, the depositary bank must receive them in writing on or before the date specified in the materials. The depositary bank will try, as far as practicable and permitted under applicable law, the deposit agreement, the provisions of the Articles and the provisions of any instrument governing, or setting forth the rights of holders of, deposited securities, to vote or to have its agents vote the Just Eat Takeaway.com Shares or other deposited securities (in person or by proxy) as ADS holders instruct. The depositary bank will only vote or attempt to vote as ADS holders instruct.
There can be no assurance that an ADS holder will receive the voting materials in time to ensure that they can instruct the depositary bank to vote the ordinary shares underlying their ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of Just Eat Takeaway.com Shares. If Just Eat Takeaway.com timely requests the depositary bank to solicit ADS holders’ instructions but no instructions are received by the depositary bank from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary bank for such purpose, the depositary bank shall deem that owner to have instructed the depositary bank to give a discretionary proxy to a person designated by Just Eat Takeaway.com with respect to such deposited securities. In such event, the depositary bank shall give a discretionary proxy to such person designated by Just Eat Takeaway.com to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if Just Eat Takeaway.com informs the depositary bank that Just Eat Takeaway.com does not wish to give such proxy, or substantial opposition exists from Just Eat Takeaway.com Shareholders against the outcome for which the person designated by Just Eat Takeaway.com would otherwise vote or the outcome for which such person would otherwise vote would matter materially and adversely affect the rights of holders of deposited securities.
In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Articles, the depositary bank will refrain from voting and the voting instructions (or deemed voting instructions) received by the depositary bank from ADS holders will lapse.
The depositary bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to vote and may have no recourse if the Just Eat Takeaway.com Shares underlying their ADSs are not voted as they requested.
In order to give ADS holders a reasonable opportunity to instruct the depositary bank as to voting relating to deposited securities, if Just Eat Takeaway.com requests the depositary bank to act, Just Eat Takeaway.com will give the depositary bank notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Dividends and Other Distributions
The depositary bank has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives, if any, on Just Eat Takeaway.com Shares or other deposited securities, upon payment or deduction of its fees and expenses. ADS holders will receive these distributions in proportion to the number of Just Eat Takeaway.com Shares their ADSs represent as of the ADS record date set by the depositary bank, which will be as close as practicable to the record date for the Just Eat Takeaway.com Shares.
•
Cash. The depositary bank will convert or cause to be converted any cash dividend or other cash distribution Just Eat Takeaway.com pays on the Just Eat Takeaway.com Shares or any net proceeds from the sale of any Just Eat Takeaway.com Shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary bank shall determine in its judgment that such conversions or transfers are not practicable or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary bank to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary bank, that must be paid will be deducted. See “—Payment of Taxes” beginning on page 277 of this proxy statement/prospectus. The depositary bank will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary bank cannot convert the foreign currency, ADS holders may lose some or all of the value of the distribution.
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Shares. For any Just Eat Takeaway.com Shares distributed as a dividend or distribution-in-kind, either (1) the depositary bank will distribute additional ADSs representing such Just Eat Takeaway.com Shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Just Eat Takeaway.com Shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary bank and taxes and/or governmental charges. The depositary bank will only distribute whole ADSs. It will try to sell Just Eat Takeaway.com Shares which would require it to deliver fractional ADSs and distribute the net proceeds in the same way as it does with cash. The depositary bank may sell a portion of the distributed Just Eat Takeaway.com Shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•
Elective Distributions in Cash or Shares. If Just Eat Takeaway.com offers the Just Eat Takeaway.com Shareholders the option to receive dividends in either cash or additional Just Eat Takeaway.com Shares, the depositary bank, after consultation with Just Eat Takeaway.com and having received timely notice as described in the deposit agreement of such elective distribution by Just Eat Takeaway.com, has discretion to determine to what extent such elective distribution will be made available to ADS holders. Just Eat Takeaway.com must timely first instruct the depositary bank to make such elective distribution available to ADS holders and furnish it with satisfactory documentation under the terms of the deposit agreement and the depositary bank must have determined that such distribution is lawful and reasonably practicable. The depositary bank could determine that it is not legal or reasonably practicable to make such elective distribution available to ADS holders. In such case, the depositary bank shall, on the basis of the same determination as is made in respect of the Just Eat Takeaway.com Shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Just Eat Takeaway.com Shares in the same way as it does in a share distribution. The depositary bank is not obligated to make available to ADS holders a method to receive the elective dividend in Just Eat Takeaway.com Shares rather than in ADSs. There can be no assurance that ADS holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Just Eat Takeaway.com Shares.

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Rights to Purchase Additional Shares. If Just Eat Takeaway.com offers Just Eat Takeaway.com Shareholders any rights to subscribe for additional Just Eat Takeaway.com Shares, the depositary bank shall having received timely notice as described in the deposit agreement of such distribution by Just Eat Takeaway.com, consult with Just Eat Takeaway.com to determine, and Just Eat Takeaway.com must determine, whether it is lawful and reasonably practicable to make these rights available to ADS holders. Just Eat Takeaway.com must first instruct the depositary bank to make such rights available to ADS holders and furnish the depositary bank with satisfactory evidence that it is legal to do so. If the depositary bank determines, following consultation with Just Eat Takeaway.com, that it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary bank will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper and will distribute the net proceeds in the same way as it does with cash.

The depositary bank will allow rights that are not able to be distributed or sold to lapse. In that case, ADS holders will receive no value for them.

If the depositary bank makes rights available to ADS holders, it will establish procedures to distribute such rights and enable ADS holders to exercise the rights upon their payment of applicable fees, charges and expenses incurred by the depositary bank and taxes and/or other governmental charges. The depositary bank shall not be obliged to make available to ADS holders a method to exercise such rights to subscribe for Just Eat Takeaway.com Shares (rather than ADSs).
U.S. securities laws may restrict the ability of the depositary bank to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
There can be no assurance that ADS holders will be given the opportunity to exercise rights on the same terms and conditions as the holders of Just Eat Takeaway.com Shares or be able to exercise such rights.
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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from Just Eat Takeaway.com with the request to make any distribution other than cash, Just Eat Takeaway.com Shares or rights to purchase additional Just Eat Takeaway.com Shares available to ADS holders, and provided the depositary bank has determined that such distribution is lawful and reasonably practicable, the depositary bank will distribute to ADS holders anything else that Just Eat Takeaway.com distributes on deposited securities in such manner as it may deem practicable, upon payment of applicable fees, charges and expenses incurred by the depositary bank and net of any taxes and/or other governmental charges. If any of the conditions above are not met, the depositary bank will endeavor to sell, or cause to be sold, what Just Eat Takeaway.com distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary bank may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that ADS holders may have no rights to or arising from such property.

The depositary bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. Just Eat Takeaway.com has no obligation to register additional ADSs, shares, rights or other securities under the Securities Act. Just Eat Takeaway.com also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions that Just Eat Takeaway.com makes on the Just Eat Takeaway.com Shares or any value for them if Just Eat Takeaway.com and/or the depositary bank determines that it is illegal or not practicable for Just Eat Takeaway.com or the depositary bank to make them available to ADS holders.
Fees and Expenses
ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of their ADSs):
Service		Fees
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To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other distributions-in-kind of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to $0.05 per ADS issued
•	Surrender or cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS surrendered or cancelled
•	Distribution of cash dividends	Up to $0.05 per ADS held
•	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to $0.05 per ADS held
•	Distribution of ADSs pursuant to exercise of rights	Up to $0.05 per ADS held
•	Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

ADS holders will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of their ADSs) such as:
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Registration fees as may from time to time be in effect for the registration of Just Eat Takeaway.com Shares or other deposited securities with the registrar for Just Eat Takeaway.com Shares and applicable to transfers of Just Eat Takeaway.com Shares or other deposited securities to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs
•	Fees and expenses incurred in connection with the delivery or servicing of Just Eat Takeaway.com Shares on deposit.
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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Any additional applicable fees and penalties incurred by the depositary bank or its affiliates from time to time.
The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank directly by the ADS holder receiving the newly issued ADSs from the depositary bank and by the ADS holder delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank may charge the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank may send invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
The depositary bank may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary bank or its affiliate receives when buying or selling foreign currency for its own account. The depositary bank makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary bank’s obligations under the deposit agreement.
The depositary bank may make payments to Just Eat Takeaway.com and/or may share revenue with Just Eat Takeaway.com derived from fees collected from ADS holders and beneficial owners, upon such terms and conditions as Just Eat Takeaway.com and the depositary bank may agree from time to time.
Payment of Taxes
ADS holders will be responsible for any taxes or other governmental charges payable, or which become payable, on their ADSs or on the deposited securities represented by any of their ADSs. The depositary bank may refuse to register or transfer ADSs or allow an ADS holder to withdraw the deposited securities represented by their ADSs until such taxes or other charges are paid. It may apply payments owed to an ADS holder or sell deposited securities represented by their ADSs to pay any taxes owed and such ADS holder will remain liable for any deficiency. If the depositary bank sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the ADS holder any net proceeds, or send to the ADS holder any property, remaining after it has paid the taxes. ADS holders agree to indemnify Just Eat Takeaway.com, the depositary bank, the custodian and each of their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for the ADS holder. ADS holders’ obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.
Reclassifications, Recapitalizations and Mergers
If Just Eat Takeaway.com:	Then:
Changes the nominal or par value of the Just Eat Takeaway.com Shares	The cash, shares or other securities received by the depositary bank will become deposited securities.

Reclassifies, splits up or consolidates any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distributes securities on the Just Eat Takeaway.com Shares that are not distributed to ADS holders, or recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action

The depositary bank may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination
Amendments to the Deposit Agreement
Just Eat Takeaway.com may agree with the depositary bank to amend the deposit agreement and the form of ADR without consent of the ADS holders for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary bank for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary bank notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, Just Eat Takeaway.com and the depositary bank may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
Termination of the Deposit Agreement
The depositary bank will terminate the deposit agreement if Just Eat Takeaway.com asks it to do so, in which case the depositary bank will give notice ADS holders at least 90 days prior to termination. The depositary bank may also terminate the deposit agreement if 90 days have expired after either the depositary bank has told Just Eat Takeaway.com that it has elected to resign or Just Eat Takeaway.com has delivered notice to the depositary bank of its removal, and in either case Just Eat Takeaway.com has not appointed a new depositary bank, and in either such case subject to the depositary bank having notified ADS holders at least 30 days before the date of termination.
After termination, the depositary bank and its agents will do the following under the deposit agreement but nothing else: collect dividends and other distributions on the deposited securities, sell rights and other property and deliver Just Eat Takeaway.com Shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary bank may sell any remaining deposited securities by public or private sale. After that, the depositary bank will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary bank’s only obligations will be to account for the money and other cash. After termination, Just Eat Takeaway.com shall be discharged from all obligations under the deposit agreement except for its obligations to the depositary bank thereunder.
Limitations on Obligations and Liability
The deposit agreement expressly limits Just Eat Takeaway.com’s obligations and the obligations of the depositary bank and the custodian. It also limits Just Eat Takeaway.com’s liability and the liability of the depositary bank. The depositary bank, the custodian and Just Eat Takeaway.com:
•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;
•
are not liable if any of them or their respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Netherlands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of the Articles or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•
are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the Articles or provisions of any instrument governing, or setting forth the rights of holders of, deposited securities;

•
are not liable for any action or inaction of the depositary bank, the custodian or Just Eat Takeaway.com or their respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Just Eat Takeaway.com Shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•
are not liable for the inability of any ADS holder or beneficial owner to benefit from any distribution on deposited securities that is not made available to ADS holders under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement or otherwise;
•	may rely upon, and are protected in acting upon, any documents they believe in good faith to be genuine and to have been signed or presented by the proper party;
•
disclaim any liability for any action or inaction or inaction of any of them or their respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Just Eat Takeaway.com Shares for deposit, ADS holders, beneficial owners or authorized representatives thereof, or any other person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary bank and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, (ii) the manner in which any vote is cast or the effect of any vote, (iii) any failure to determine that any distribution or action may be lawful or reasonably practicable, (iv) allowing any rights to lapse in accordance with the provisions of the deposit agreement, (v) the failure or timeliness of any notice from Just Eat Takeaway.com, (vi) the content of any information submitted to it by Just Eat Takeaway.com for distribution to ADS holders or for any inaccuracy of any translation thereof, (vii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or the credit-worthiness of any third party, (viii) any tax consequences that may result from ownership of ADSs, Just Eat Takeaway.com Shares or deposited securities, or (ix) any acts or omissions made by a successor depositary bank whether in connection with a previous act or omission of the depositary bank or in connection with any matter arising wholly after the removal or resignation of the depositary bank, provided that in connection with the issue out of which such potential liability arises the depositary bank performed its obligations without gross negligence or willful misconduct while it acted as the depositary bank.
Pursuant to the deposit agreement, Just Eat Takeaway.com and the depositary bank agree to indemnify each other under certain circumstances.
Requirements for Depositary Bank Actions
Before the depositary bank will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Just Eat Takeaway.com Shares, the depositary bank may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Just Eat Takeaway.com Shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary bank;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and
•
compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary bank may establish, from time to time, consistent with the deposit agreement and applicable laws.

The depositary bank may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary bank or Just Eat Takeaway.com’s transfer books are closed or at any time if the depositary bank or Just Eat Takeaway.com determines in good faith that it is necessary or advisable to do so.
The depositary bank shall not knowingly accept for deposit under the deposit agreement any Just Eat Takeaway.com Shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Just Eat Takeaway.com Shares.
Right to Receive the Shares Underlying ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying Just Eat Takeaway.com Shares at any time except:
•
when temporary delays arise because: (1) the depositary bank has closed its transfer books or Just Eat Takeaway.com has closed its transfer books; (2) the transfer of Just Eat Takeaway.com Shares is blocked to permit voting at a shareholders’ meeting; or (3) Just Eat Takeaway.com is paying a dividend on the Just Eat Takeaway.com Shares;

•	when they owe money to pay fees, taxes and similar charges; or
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary bank may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary bank to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary bank to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary bank of prior authorization from the ADS holder to register such transfer.

Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as Just Eat Takeaway.com or the depositary bank may request pursuant to law, including, without limitation, relevant laws of the Netherlands, any applicable law of the United States of America, the Articles, any resolutions of the Just Eat Takeaway.com Management Board or the Just Eat Takeaway.com Supervisory Board adopted pursuant to the Articles, the requirements of any markets or exchanges upon which the Just Eat Takeaway.com Shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, (b) be bound by and subject to applicable provisions of Dutch law, the Articles, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Just Eat Takeaway.com Shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Just Eat Takeaway.com Shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Just Eat Takeaway.com Shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made, and, without limiting the generality of the foregoing, (c) comply with all applicable provisions of Dutch law, the rules and requirements of any stock exchange on which the Just Eat Takeaway.com Shares are, or will be registered, traded or listed and the Articles regarding any such ADS holder or beneficial owner’s interest in Just Eat Takeaway.com Shares and/or the disclosure of interests therein.
Books of Depositary Bank
The depositary bank will maintain facilities in the Borough of Manhattan, The City of New York for the execution and delivery, registration, registration of transfers, combination and split-up of ADRs. The depositary bank will maintain books for the registration of ADRs and transfers of ADRs at its depositary office. ADS holders may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.
These depositary bank may close the transfer books with respect to ADRs at any time or from time to time when such action is deemed necessary or advisable by the depositary bank in connection with the performance of its duties under the deposit agreement or at Just Eat Takeaway.com’s reasonable written request.
Jurisdiction and Arbitration
The laws of the State of New York govern the deposit agreement and the ADSs and Just Eat Takeaway.com has agreed with the depositary bank that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or related to the deposit agreement, including claims under the Securities Act, and that the depositary bank will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in force. The arbitration provisions of the deposit agreement do not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act in federal courts.
Jury Trial Waiver
The deposit agreement provides that each party to the deposit agreement (including each ADS holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against Just Eat Takeaway.com or the depositary bank arising out of or relating to the Just Eat Takeaway.com Shares or other deposited securities, the ADSs or ADRs, the deposit agreement or any transaction contemplated therein, including any claim under the U.S. federal securities laws. If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary market transactions, were to bring a claim against Just Eat Takeaway.com or the depositary bank in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, and Just Eat Takeaway.com or the depositary bank were to oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law and such claim may be heard only by a judge or justice of the applicable trial court.

COMPARISON OF SHAREHOLDER RIGHTS
Just Eat Takeaway.com is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. Grubhub is a Delaware corporation, subject to Delaware law, including the provisions of the DGCL. If the mergers are completed, each Grubhub Share automatically will be converted into the right to receive the merger consideration, consisting of a number of New Just Eat Takeaway.com ADSs representing 0.6710 of a New Just Eat Takeaway.com Share. As a result, Grubhub Stockholders who become Just Eat Takeaway.com Shareholders will have their rights as shareholders governed by the laws of the Netherlands and the Articles, which differ from Delaware law and the Grubhub certificate of incorporation and the Grubhub bylaws.
Set forth below are the material differences between the rights of a Just Eat Takeaway.com Shareholder under the Articles and the Dutch Civil Code, on the one hand, and the rights of a Grubhub Stockholder under the Grubhub certificate of incorporation, the Grubhub bylaws and the DGCL, on the other hand. This overview does not reflect any temporary COVID-19 related rules or regulations.
The following summary does not reflect any rules that may apply to Just Eat Takeaway.com or Grubhub based on their respective shares’ listing venue in connection with the matters discussed, nor certain agreements unless expressly stated. As such, the rules of Nasdaq, Euronext Amsterdam and the Listing Rules are generally not reflected.
This summary does not purport to be a complete summary of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Grubhub Stockholders should read carefully the relevant portions of the Dutch Civil Code, the DGCL, the Articles and the board rules of Just Eat Takeaway.com and the Grubhub certificate of incorporation and Grubhub bylaws. The documents referred to in this summary may be obtained as described in the section entitled “Where You Can Find More Information” beginning on page 310 of this proxy statement/prospectus.
Just Eat Takeaway.com	Grubhub
Authorized Capital
The authorized share capital of Just Eat Takeaway.com amounts to 16,000,000 euros, divided into 400,000,000 ordinary shares, nominal value 0.04 euro.
Common Stock. Grubhub is authorized to issue up to 500,000,000 shares of common stock, par value $0.0001 per share.

Preferred Stock. Grubhub is authorized to issue up to 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

The Grubhub certificate of incorporation empowers the Grubhub Board, or any authorized committee thereof, to issue one or more series of undesignated preferred stock and establish or change from time to time the number of shares of each such series and to fix the designations, powers, preferences and other rights of the shares of each series and any qualifications, limitations and restrictions thereof. As of the record date, Grubhub does not have any preferred stock issued and outstanding.

Size, Classification and Term of Board of Directors
Pursuant to the Articles, Just Eat Takeaway.com has a two-tier governance system consisting of the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board.
The Grubhub certificate of incorporation and bylaws provide that only the Grubhub Board may fix the number of directors by resolution of the Grubhub Board. There are currently nine directors on the Grubhub Board. The Grubhub certificate of

Just Eat Takeaway.com	Grubhub
Under Dutch law, the Just Eat Takeaway.com Management Board is collectively responsible for the management and the strategy, policy and operations of the company. The Just Eat Takeaway.com Supervisory Board is responsible for supervising the conduct of and providing advice to the management board and for supervising the business generally. Furthermore, each member of the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board has a duty to act in the corporate interest of the company and the business connected with it. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied.

Pursuant to the Articles, the Just Eat Takeaway.com Management Board consists of two or more members. The Just Eat Takeaway.com Supervisory Board consists of at least three members. The Just Eat Takeaway Supervisory Board determines the exact number of Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors. The Just Eat Takeaway.com Supervisory Directors must be natural persons.

Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors are appointed for a term up to, at the latest, the end of the annual General Meeting of Just Eat Takeaway.com held in the calendar year following the calendar year of appointment, or, in case a Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director is appointed upon a binding nomination, the term set out in such nomination. In each case, in no instance shall the term of appointment of a Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director end for as long as such resignation would result in no Just Eat Takeaway.com Managing Directors or Just Eat Takeaway.com Supervisory Directors, respectively, being in office.

incorporation and bylaws do not provide for a minimum or maximum number of directors.

The members of the Grubhub Board are divided into three staggered classes, each serving for three-year terms.

Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Notwithstanding the foregoing, the directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Nomination and Election of Directors
The Articles provide that the Just Eat Takeaway.com Managing Directors are appointed by the General Meeting upon a binding nomination of the Just Eat Takeaway.com Supervisory Board.
The Grubhub bylaws provide that director nominations may only be brought before a meeting of stockholders either (i) by or at the direction of the Grubhub Board or (ii) in the case of an annual meeting or a special meeting at which the Grubhub Board has determined

Just Eat Takeaway.com	Grubhub
If no nomination has been made by the Just Eat Takeaway.com Supervisory Board within sixty days after it has been requested to do so by the Just Eat Takeaway.com Management Board, this must be stated in the notice of the General Meeting at which the appointment shall be considered and the Just Eat Takeaway.com Management Board will make a non-binding nomination. If no nomination has been made by the Just Eat Takeaway.com Management Board, this must be stated in the notice of the General Meeting at which the appointment shall be considered and the General Meeting may appoint a Just Eat Takeaway.com Managing Director at its discretion by an absolute majority of the votes cast.

The Just Eat Takeaway.com Supervisory Directors are appointed by the General Meeting upon a binding nomination of the Just Eat Takeaway.com Supervisory Board, provided that one Just Eat Takeaway.com Supervisory Director shall be appointed upon a binding nomination by Gribhold B.V. until the date it becomes public information by means of the AFM register that Gribhold B.V. holds less than 10% of the issued Just Eat Takeaway.com Shares.

Notwithstanding the foregoing, the General Meeting may, at all times, by a resolution adopted by at least an absolute majority of the votes cast, such majority representing more than one-third of the issued share capital of Just Eat Takeaway.com, overrule a binding nomination. If the General Meeting overrules a binding nomination, a new General Meeting shall be convened and the party who made the initial binding nomination shall make a new binding nomination. In case a binding nomination is not overruled due to a majority of votes being cast against appointment, such majority representing no more than one-third of the issued share capital of Just Eat Takeaway.com, no second meeting as referred to in section 2:120(3) of the Dutch Civil Code will be convened.

that directors will be elected, by a stockholder of record at the time of giving the stockholder’s notice who is entitled to vote at the meeting and who has provided timely notice of their proposal in writing to Grubhub’s corporate secretary and has otherwise complied with the notice procedures that are provided in the Grubhub bylaws.

The Grubhub bylaws provide that directors be elected at a meeting of stockholders where a majority of the shares entitled to vote are present in person or by proxy, by a plurality of the votes properly cast. The Grubhub bylaws provide that directors be elected at a meeting of stockholders where a majority of the shares entitled to vote are present in person or by proxy, by a plurality of the votes properly cast.

Removal of Directors
Pursuant to the Articles, the Just Eat Takeaway.com Supervisory Board may propose to the General Meeting the suspension or dismissal of a Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director.

If the suspension or dismissal of a Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director was proposed to the General Meeting by the Just Eat Takeaway.com Supervisory Board, the resolution is adopted by an

Subject to the rights, powers and preferences of the undesignated preferred stock, the Grubhub certificate of incorporation provides that a director may only be removed from office for cause by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors. Written notice of any proposed removal and the alleged grounds thereof must be sent to the director whose removal is to be considered at least 45 days prior to the annual or special meeting at which the removal is to be considered.

Just Eat Takeaway.com	Grubhub
absolute majority of the votes cast without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director with an absolute majority of the votes cast, such majority representing more than one-third of the issued share capital.

The Just Eat Takeaway.com Supervisory Board may also at all times suspend but not dismiss a Just Eat Takeaway.com Managing Director.

The Articles provide that a General Meeting must be held within three months after a suspension of a Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three months for Just Eat Takeaway.com Managing Directors and two months for Just Eat Takeaway.com Supervisory Directors, taking into account the majority and quorum requirements described above. The suspended Just Eat Takeaway.com Managing Director and Just Eat Takeaway.com Supervisory Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Just Eat Takeaway.com Managing Director or Just Eat Takeaway.com Supervisory Director, the suspension will terminate after the suspension period has expired.

Vacancies on the Board of Directors
The Articles provide that if one or more Just Eat Takeaway.com Managing Directors are prevented from acting, or in the case of a vacancy or vacancies for one or more Just Eat Takeaway.com Managing Directors, the remaining Just Eat Takeaway.com Managing Directors will temporarily be in charge of the management of Just Eat Takeaway.com, without prejudice to the right of the Just Eat Takeaway.com Supervisory Board to appoint a temporary Just Eat Takeaway.com Managing Director to replace the Just Eat Takeaway.com Managing Director concerned.

If all Just Eat Takeaway.com Managing Directors are prevented from acting or there are vacancies for all Just Eat Takeaway.com Managing Directors, the Just Eat Takeaway.com Supervisory Board will temporarily be in charge of the management of Just Eat Takeaway.com; the Just Eat Takeaway.com Supervisory Board will be authorized to designate one or more temporary Just Eat Takeaway.com Managing Directors.

Subject to the rights, powers and preferences of the undesignated preferred stock, the Grubhub certificate of incorporation provides that all vacancies in the Grubhub Board (including by reason of an increase in the size of the Grubhub Board) are to be filled solely by vote of a majority of the remaining directors then in office, even if less than a quorum. Any director appointed by reason of a vacancy shall hold office for the remainder of the term of the class of director in which the vacancy occurred.

Just Eat Takeaway.com	Grubhub

If one or more Just Eat Takeaway.com Supervisory Directors are prevented from acting, or in the case of a vacancy or vacancies for one or more Just Eat Takeaway.com Supervisory Directors, the remaining Just Eat Takeaway.com Supervisory Directors will temporarily be in charge of the supervision, without prejudice to the right of the General Meeting to appoint a temporary Just Eat Takeaway.com Supervisory Director to replace the Just Eat Takeaway.com Supervisory Director concerned.

Voting Right — Generally
The Articles provide that each Just Eat Takeaway.com Share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes will be regarded as not having been cast.

No votes may be cast at the General Meeting in respect of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com or any of its subsidiaries.
The voting right attached to Just Eat Takeaway.com Shares encumbered with a right of pledge or right of usufruct will vest in the Just Eat Takeaway.com Shareholder, unless at the creation of the pledge or right of usufruct the voting right was granted to the pledgee or the holder of the right of usufruct, respectively.

Common Stock: Subject to the rights, powers and preferences of the undesignated preferred stock or as otherwise provided by law or in the Grubhub certificate of incorporation, the Grubhub certificate of incorporation and bylaws grant Grubhub Stockholders the exclusive right to vote for the election of directors and on all other matters requiring stockholder action. All matters other than the election of directors are determined by a majority of the votes properly cast for and against such matter, unless otherwise specified by the Grubhub certificate of incorporation or bylaws, Delaware law or the rules or regulations of an exchange upon which the securities of Grubhub are listed. Each Grubhub Stockholder is entitled to one vote per share on all matters brought before the Grubhub Stockholders.

Undesignated Preferred Stock: No undesignated preferred stock has been issued to date. The Grubhub certificate of incorporation grants the Grubhub Board the power to set or change the voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of undesignated preferred stock and any qualifications, limitations and restrictions for each series of undesignated preferred stock once issued.

Shareholder / Stockholder Quorum
Pursuant to Dutch law, resolutions proposed at General Meetings are adopted by an absolute majority of the votes cast without a quorum requirement being applicable, unless Dutch law or the Articles provide otherwise.

A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which

Just Eat Takeaway.com	Grubhub

stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting. If, however, the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the certificate of incorporation or bylaws of Grubhub is entitled to such notice.

At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Shareholder / Stockholder Action by Written Consent
The Articles provide that Just Eat Takeaway.com Shareholders (as well as holders of a right of usufruct and holders of a right of pledge with voting rights) may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting, provided that the resolution is adopted in writing by the unanimous vote of all Just Eat Takeaway.com Shareholders (as well as holders of a right of usufruct and holders of a right of pledge with voting rights). Resolutions cannot be adopted outside a meeting if registered depositary receipts for Just Eat Takeaway.com Shares have been issued with Just Eat Takeaway.com’s cooperation.

The Grubhub certificate of incorporation provides that actions by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

Amendment of Just Eat Takeaway.com’s Articles and Grubhub’s Certificate of Incorporation and Bylaws
The Articles may be amended by the General Meeting upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board. The specific right in the Articles of Gribhold B.V. to make a binding nomination for one Just Eat Takeaway.com Supervisory Director cannot be amended without the prior written consent of Gribhold B.V. until the date on which such right has lapsed.

The notice convening a General Meeting must state when a proposal to amend the Articles is to be made to the General Meeting and a copy of the proposal, including the verbatim text thereof, shall be deposited

Certificate of Incorporation

Amendments to the Grubhub certificate of incorporation must be approved by the holders of at least a majority of the outstanding shares entitled to vote on the amendment, and if applicable, by the holders of at least a majority of the outstanding shares of each class entitled to vote on the amendment as a class at a duly constituted meeting of stockholders called expressly for such purpose. The Grubhub certificate of incorporation further provides that any amendment or repeal of Article V (Stockholder Action), Article VI (Directors), Article VII (Limitation of Liability), Article VIII (Exclusive Jurisdiction of

Just Eat Takeaway.com	Grubhub
and kept available at Just Eat Takeaway.com’s office for inspection (free of charge) by the Just Eat Takeaway.com Shareholders and the persons having the rights conferred by Dutch law upon holders of depositary receipts issued with a company’s cooperation for shares in its capital, until the conclusion of the General Meeting.

From the day of deposit until the day of the General Meeting, a Just Eat Takeaway.com Shareholder shall, on application, be provided with a copy of the proposal free of charge.

Any amendment of the Articles shall be laid down in a notarial deed.

Delaware Law), Article IX (Amendment of Bylaws), Article X (Amendment of Certificate of Incorporation), Article XI (Business Combinations) must be approved by the affirmative vote of the holders of not less than 75% of the outstanding shares entitled to vote on the amendment, and if applicable, the holders of not less than 75% of the outstanding shares of each class entitled to vote on the amendment as a class.

Bylaws

Any amendment or repeal, in whole or in part, of the Grubhub bylaws, or the adoption of new bylaws must be approved by either (i) the affirmative vote of a majority of the directors then in office or (ii) the affirmative vote of the holders of 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, that if the Grubhub Board recommends that stockholders approve such amendment or repeal, only the affirmative vote of the holders of a majority of outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, is required.

Advance Notice Requirements for Stockholder / Shareholder Proposals
Pursuant to the Articles and Dutch law, notice of a General Meeting must be given by the Just Eat Takeaway.com Management Board or Just Eat Takeaway.com Supervisory Board with due observance of a notice period of at least 42 days prior to the date of the General Meeting.

Just Eat Takeaway.com Shareholders (individually or collectively) representing at least 3% of Just Eat Takeaway.com’s issued share capital will be entitled to, subject to general Dutch corporate law, include items on the agenda of any General Meeting. Pursuant to Dutch law, the request must be reasoned and must be received by Just Eat Takeaway.com at the latest 60 days before the date of the General Meeting.

Pursuant to the Grubhub bylaws, notice of annual meetings or special meetings will be given not less than 10 nor more than 60 days before the annual meeting or special meeting.

The Grubhub bylaws provide that in general, to bring a matter before an annual meeting or to nominate a candidate for director, a Grubhub Stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting or, in the case of nominations of directors at a special meeting called by the Grubhub Board for such purpose, no later than 90 days prior to the scheduled date of such special meeting or 10 days after the public announcement of the date of the special meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the previous year, notice must be delivered no later than 90 days prior to the scheduled date of such annual meeting or 10 days after the day on which public announcement of the date of the annual meeting is made. Grubhub Stockholders are obligated to update and supplement notices given in respect of matters to be brought before an annual meeting.

Just Eat Takeaway.com	Grubhub

The Grubhub Stockholder’s notice shall set forth: (i) as to each person whom the Grubhub Stockholder proposes to nominate, all information relating to such person that would be required to be disclosed in solicitation of proxies for election, pursuant to Regulation 14A under the Exchange Act, or as to any other business, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of the proposing person, (ii) information on the Grubhub Stockholder giving the notice and any other persons involved in the proposal, (iii) a description of all agreements by and among the Grubhub Stockholder proposing the action and any other person pertaining to the nomination or business proposed to be brought before the meeting and (iv) a statement whether or not the Grubhub Stockholder giving the notice will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all the shares of capital stock of Grubhub required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all the shares of capital stock of Grubhub reasonably believed by such Grubhub Stockholder to be sufficient to elect the nominee or nominees.

Right to Call a Special Meeting of Shareholders / Stockholders
An Extraordinary General Meeting of Just Eat Takeaway.com will, subject to the below, be convened by the Just Eat Takeaway.com Management Board or Just Eat Takeaway.com Supervisory Board.

Dutch law provides that Just Eat Takeaway.com Shareholders (individually or collectively) representing at least one-tenth of Just Eat Takeaway.com’s issued share capital (which includes, for the purposes of this action, holders of depository receipts for shares issued in collaboration with Just Eat Takeaway.com) may request the Just Eat Takeaway.com Management Board or Just Eat Takeaway.com Supervisory Board to convene an Extraordinary General Meeting of Just Eat Takeaway.com. Such request must be made in writing (which requirement is also fulfilled if the request is recorded electronically) and set out in detail the subjects which the applicants wish to be discussed.

If neither the Just Eat Takeaway.com Management Board nor Just Eat Takeaway.com Supervisory Board has taken the necessary measures so that the General Meeting could be held within the statutory term, which

Subject to the rights, powers and preferences of the undesignated preferred stock, the Grubhub certificate of incorporation and bylaws provide that a special meeting of the stockholders may only be called by resolution of the Grubhub Board approved by the affirmative vote of a majority of the directors then in office.

Just Eat Takeaway.com	Grubhub
given Just Eat Takeaway.com’s current listings is currently 8 weeks after such request, the applicants may convene a General Meeting themselves in case authorized so by the provisional relief judge (voorzieningenrechter) upon their request. After hearing or summoning Just Eat Takeaway.com to appear in court the judge can grant the relief. The judge shall determine the formal procedure and the period to convene the General Meeting. The judge may also appoint someone who will be charged to lead the General Meeting.

Indemnification and Advancement of Expenses; Director and Officer Liability
Unless Dutch law provides otherwise, each current and former Just Eat Takeaway.com Managing Director and Just Eat Takeaway.com Supervisory Director will be reimbursed for (a) the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the request of Just Eat Takeaway.com, (b) any damages or fines payable by them as a result of an act or failure to act as referred to under (a), and (c) the reasonable costs of appearing in other legal proceedings or investigations in which they are involved as current or former Just Eat Takeaway.com Managing Directors or Just Eat Takeaway.com Supervisory Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement, as referred to above, if and to the extent that: (a) a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful (opzettelijk) or grossly negligent (grove schuld) misconduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or (b) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss.

The Grubhub certificate of incorporation provides that no Grubhub director shall be personally liable to Grubhub or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Grubhub or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchase or redemption) or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of the Grubhub certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Grubhub director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Grubhub bylaws provide that Grubhub will indemnify and hold harmless each director and officer of Grubhub to the fullest extent permitted by the DGCL, including against any and all expenses and liabilities that are incurred or paid by directors or officers in connection with any proceeding or any claim in which such director or officer is, or is threatened to be made, a party by reason of such director or officer’s corporate status, so long as the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Grubhub and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful, provided that, in the case of any derivative actions brought on behalf of Grubhub, no indemnification shall be made in respect of any proceeding or any claim, issue or matter as to which such director or officer shall have been finally adjudged by a court of competent jurisdiction to be liable to Grubhub (unless, and only to the extent, the

Just Eat Takeaway.com	Grubhub

court in which such proceeding was brought shall determine upon application that such director or officer is fairly and reasonably entitled to such indemnification). Notwithstanding the foregoing, Grubhub shall indemnify any director or officer seeking indemnification in connection with a proceeding initiated by such director or officer only if such proceeding was authorized in advance by the Grubhub Board, unless such proceeding was brought to enforce such director’s or officer’s rights to indemnification or advancement of expenses under the Grubhub bylaws.

If the DGCL is amended after the effective date of the Grubhub bylaws to permit Grubhub to provide broader indemnification rights, then Grubhub shall indemnify and hold harmless each director and officer of Grubhub to fullest extent authorized by the DGCL as so amended.
The Grubhub bylaws further provide that Grubhub shall advance expenses incurred by a Grubhub director, and may advance expenses incurred by a Grubhub officer, in connection with any proceeding in which such director or officer, as applicable, is involved by reason of fact that such indemnitee is or was a director or officer, as applicable, of Grubhub, but only upon receipt of an undertaking by the indemnitee to repay all amounts so advanced if it should be ultimately determined that the indemnitee is not entitled to indemnification for such expenses.

Appraisal and Dissenters Rights
Dutch law only provides appraisal rights in the context of a cross-border merger within the European Economic Area: to the extent that the acquiring company in a cross-border merger is organized under the laws of another member state of the European Economic Area, a shareholder of a Dutch company that will disappear in such merger who has voted against the cross-border merger may file a claim with the Dutch company for compensation instead of receiving shares in the share capital of the acquiring company.

No such rights will be available to Just Eat Takeaway.com Shareholders in connection with the Transaction.

Under Section 262 of the DGCL a stockholder of a Delaware corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Even if a corporation’s stock meets these requirements, the DGCL still provides appraisal rights if stockholders of the corporation are required to accept for their stock in certain mergers or consolidations anything other than:

	•	shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
	•	shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect

Just Eat Takeaway.com	Grubhub
thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
	•	cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or
	•	any combination of the foregoing.
In accordance with the DGCL, no appraisal rights are available to Grubhub Stockholders in connection with the Transaction.
Squeeze-out Proceedings
Pursuant to Dutch law, a Just Eat Takeaway.com Shareholder who for his or her own account contributes at least 95% of Just Eat Takeaway.com’s issued share capital may initiate proceedings against the minority Just Eat Takeaway.com Shareholders jointly for the transfer of their Just Eat Takeaway.com Shares to that majority shareholder. The proceedings will be conducted before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each minority shareholder in accordance with Dutch law. If the Enterprise Chamber grants the claim for a squeeze-out, it will determine the price to be paid for the Just Eat Takeaway.com Shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the Just Eat Takeaway.com Shares.

Under Section 253 of the DGCL, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation without stockholder approval by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its board authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in Section 262 of the DGCL.

Dividends
The Articles provide that distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the adoption of the annual accounts by the General Meeting from which it appears that they are permitted.

Under Dutch law, Just Eat Takeaway.com may make distributions on Just Eat Takeaway.com Shares only to the extent that the Just Eat Takeaway.com Shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.

Interim dividends may be declared as provided in the Articles and may be distributed provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that

The Grubhub certificate of incorporation provides that dividends may be declared and paid or set aside for payment upon Grubhub Shares out of any assets or funds legally available for the payment of dividends. Dividends may only be declared by the Grubhub Board or an authorized committee thereof.

Under Section 170 of the DGCL, the directors of a Delaware corporation may declare and pay dividends out of its surplus or, if there is no surplus, out of its net profits for the fiscal year as long as the amount of capital of the corporation after the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets.

Just Eat Takeaway.com	Grubhub
Just Eat Takeaway.com Shareholders’ equity exceeds, by an amount at least equal to the amount of the interim dividend, the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.

Pursuant to the Articles, the Just Eat Takeaway.com Management Board may determine, with the approval of the Just Eat Takeaway.com Supervisory Board, that all or part of the profit shall be added to the reserves of the company. The allocation of profits accrued in a financial year remaining after the determination of the amount of the profits to be added to the reserves, as referred to above, shall be determined by the General Meeting.

Just Eat Takeaway.com	Grubhub
Required Shareholder / Stockholder Votes for Certain Transactions
Pursuant to the Articles and Dutch law, the approval of the Just Eat Takeaway.com Supervisory Board and the General Meeting is required for resolutions of the Just Eat Takeaway.com Management Board regarding a significant change in the identity or nature of Just Eat Takeaway.com or its business enterprise, including in any event to:

(i)  transfer the business enterprise or practically the
   entire business enterprise to a third party;

Under Section 251 of the DGCL, certain fundamental changes, such as, inter alia, amendments to the certificate of incorporation or a merger (in which the number of shares of common stock of a Delaware corporation issued in connection with the merger exceeds 20% of its stock outstanding immediately prior to the effective date of the merger) must be approved by the affirmative vote of the holders of a majority of the outstanding stock present in person or represented by proxy and entitled to vote on the matter.

(ii)
conclude or cancel any long-lasting cooperation by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to Just Eat Takeaway.com; and

Under Section 271 of the DGCL, a sale, lease or exchange of all or substantially all of a Delaware corporation’s assets must be approved by the affirmative vote of the holders of a majority of the outstanding stock present in person or represented by proxy and entitled to vote on the matter.

(iii)
acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts of Just Eat Takeaway.com, by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary.

Antitakeover Statutes and Certain Certificate of Incorporation
Dutch law does not generally prohibit a publicly held Dutch company from engaging in a business combination with a person or group owning 15% or more of the shares of such Dutch company.
Section 203 of the DGCL generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

	•	prior to such transaction, the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;
	•	upon completion of such transaction, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or
•
at the time or after the person became an interested stockholder, the business combination was approved by the corporation’s board of directors and authorized by a vote of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Just Eat Takeaway.com	Grubhub

A “business combination” includes mergers, asset sales, stock sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.

A Delaware corporation may opt out of Section 203. Grubhub has not so opted.

Issuance of Shares
Pursuant to the Articles, Just Eat Takeaway.com Shares are issued pursuant to a resolution of the Just Eat Takeaway.com Management Board that has been approved by the Just Eat Takeaway.com Supervisory Board, provided that the Just Eat Takeaway.com Management Board has been authorized to do so by a resolution of the General Meeting for a specific period not exceeding five years.

If and insofar the Just Eat Takeaway.com Management Board is not authorized, as referred to above, the General Meeting is entitled to resolve to issue Just Eat Takeaway.com Shares upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board.

The DGCL provides that the Grubhub Board may issue additional shares of Grubhub capital stock up to the amount authorized in its certificate of incorporation, from time to time, to any person and for such consideration as the Grubhub Board may determine without the requirement of further action by Grubhub Stockholders, except as required by the rules and regulations of the NYSE.

Pursuant to the DGCL, the resolution authorizing the issuance of capital stock may provide that the stock be issued in one or more transactions, in such numbers and at such times as set forth in the resolution. The Grubhub Board may also determine the amount of consideration for which shares may be issued by setting a minimum amount or approving a formula by which such shares may be issued.

Preemptive Rights
The Articles provide that, upon the issuance of Just Eat Takeaway.com Shares, each Just Eat Takeaway.com Shareholder has a right to acquire newly issued Just Eat Takeaway.com Shares, in proportion to the aggregate nominal value of his or her Just Eat Takeaway.com Shares, it being understood that this pre-emptive right shall not apply to: (a) Just Eat Takeaway.com Shares that are issued to employees of Just Eat Takeaway.com or employees of a group company of Just Eat Takeaway.com and (b) Just Eat Takeaway.com Shares that are issued that are paid for in kind. Just Eat Takeaway.com Shareholders shall also have a pre-emptive right in respect of the grant of rights to subscribe for Just Eat Takeaway.com Shares, but not to Just Eat Takeaway.com Shares which are issued to a person exercising a right to subscribe for Just Eat Takeaway.com Shares previously granted. The sale of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com is subject to similar pre-emptive rights.
There are no provisions in the Grubhub certificate of incorporation or bylaws that grant pre-emptive rights to Grubhub Stockholders.

Just Eat Takeaway.com	Grubhub
Pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Just Eat Takeaway.com Management Board, which proposal has been approved by the Just Eat Takeaway.com Supervisory Board. The Just Eat Takeaway.com Management Board is authorized to resolve, subject to the approval of the Just Eat Takeaway.com Supervisory Board, on the limitation or exclusion of the pre-emptive right if and to the extent the Just Eat Takeaway.com Management Board has been designated by the General Meeting, for a maximum period of five years.

Repurchase of Shares
The Articles provide that Just Eat Takeaway.com may acquire Just Eat Takeaway.com Shares if and to the extent the General Meeting has authorized the Just Eat Takeaway.com Management Board for this purpose and with due observance of applicable statutory provisions. Pursuant to Dutch law, the authorization will only be valid for a specific period not exceeding 18 months. The resolution of the Just Eat Takeaway.com Management Board to acquire fully paid-up Just Eat Takeaway.com Shares is subject to the approval of the Just Eat Takeaway.com Supervisory Board.

The above referred authorization of the General Meeting is not required if Just Eat Takeaway.com acquires fully paid-up Just Eat Takeaway.com Shares (i) for no consideration or (ii) for the purpose of transferring those shares under an applicable employee stock purchase plan, to employees of Just Eat Takeaway.com or a group company of Just Eat Takeaway.com, provided those shares are quoted on the official list of any stock exchange.

Under the DGCL, a corporation may not purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except as it relates to a note, debenture or other obligation of a corporation given by it as consideration for its acquisition by purchase, redemption or exchange of its shares of stock if at the time such note, debenture or obligation was delivered by the corporation its capital was not then impaired or did not thereby become impaired.

Fiduciary Duties
Under Dutch law:	Under Delaware law:
• A management board as a collective is responsible for the management, strategy, policy and operations. A management board manages the day-to-day business and operations and implements the strategy.	•	Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders.
•
A supervisory board carries out the supervision of the policies of the management board and of the general course of the company’s affairs and its business enterprise. The supervisory board supports the management board with advice.
	•	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

Just Eat Takeaway.com		Grubhub
•	In fulfilling their tasks, managing and supervisory directors are guided by interests of the company and its business enterprise.	•
Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and its stockholders will be protected by the “business judgment rule”.

•	The corporate interests extend to the interests of all stakeholders, such as shareholders, creditors, employees, consumers and suppliers.
Exclusive Forum
Not applicable.
The Grubhub certificate of incorporation provides that, unless Grubhub consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative actions brought on behalf of Grubhub, any claims for breach of fiduciary duty owed by a director, officer or employee of Grubhub, any claims arising pursuant to the DGCL, the Grubhub certificate of incorporation or the Grubhub bylaws and any claims against Grubhub governed by the internal affairs doctrine.

Corporate Opportunity
Under Dutch law, the corporate opportunity doctrine is not explicitly identified as such, but Dutch courts have ruled in various judgments that managing directors and supervisory directors taking for themselves a business opportunity that could benefit the corporation and that falls within the scope of the ordinary business of the corporation may under circumstances be held liable for mismanagement.

Under Delaware law, a corporate director or officer may not take a business opportunity for such director’s or officer’s own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation’s line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for such director’s or officer’s own, the corporate fiduciary will thereby be placed in a position inimical to such director’s or officer’s duties to the corporation.

Corporate Governance
Just Eat Takeaway.com is a public limited liability company under Dutch law.

The rights of Just Eat Takeaway.com Shareholders are governed by Dutch law and the Articles. The DCGC applies to Just Eat Takeaway.com, and Just Eat Takeaway.com applies the UK Corporate Governance Code as far as practicable.
The Grubhub certificate of incorporation, as amended from time to time, Grubhub’s bylaws, and the DGCL govern the rights of Grubhub Stockholders.
Rights of Inspections
Under Dutch law, the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board are required to provide the General Meeting with all information it requests, unless this would be contrary to Just Eat Takeaway.com’s overriding interest.

Under Section 220 of the DGCL, a stockholder or the stockholder’s agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating the stockholder’s purpose (which must be reasonably related to such person’s interest as a stockholder). If

Just Eat Takeaway.com	Grubhub
Pursuant to Dutch law each Just Eat Takeaway.com Shareholder may inspect: (i) the annual accounts of Just Eat Takeaway.com that are submitted to the General Meeting, (ii) the annual report of Just Eat Takeaway.com, (iii) a copy of any proposal to amend the Articles at the same time as the notice for the General Meeting referring to such proposals is published, (iv) the register of shareholders with regard to the Just Eat Takeaway.com Shares and (v) the record of resolutions adopted at the General Meetings of Just Eat Takeaway.com.

Each Just Eat Takeaway.com Shareholder may request a copy of or extract from the documents in (i), (ii), (iii), (iv) and (v) above, and each holder of Just Eat Takeaway.com Shares in registered form will be provided upon its request with written evidence of the content of the register of shareholders with regard to Just Eat Takeaway.com Shares registered in its name.

the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

The Grubhub bylaws provide that stockholder lists shall be made available for inspection at least 10 days prior to the date on which an annual or special meeting of stockholders is to be held.

Shareholder / Stockholder Suits
Under Dutch law, if a third party is liable to a Dutch public company, only the company can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company of which they are a shareholder. Only if the cause for the liability of a third party to the company also constitutes a wrongful act directly against a shareholder, does that shareholder have an individual action against such third party. Dutch law provides for the possibility to initiate such actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests can commence a collective action.

If a director is liable to the company, for example, on the grounds of improper performance of his or her duties, only the company itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director on behalf of the company of which they are a shareholder.

Shareholders meeting certain thresholds and certain other stakeholders of the company can initiate inquiry proceedings with the Enterprise Chamber. Claimants may request an inquiry into the policy of the company and the conduct of its business. The Enterprise Chamber will only order an inquiry if a plaintiff can demonstrate that well-founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. The proceedings may only be initiated after the claimant has given the management board and supervisory board of the company advance

Pursuant to Delaware law, in any derivative suit instituted by a stockholder of a corporation, the complaint must aver that the plaintiff was a stockholder of the corporation at the time of the transaction of which the plaintiff complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Pursuant to Delaware law, the complaint shall set forth with particularity the efforts of the plaintiff to obtain action by the board or the reasons for not making such effort.

Such action shall not be dismissed or compromised without the approval of the court.

In general, the stockholders must maintain stock ownership through the pendency of the derivative suit.

Under Delaware law, individual stockholders may have the ability to bring a class action on behalf of themselves or other similarly situated stockholders if they can show that the stockholders have suffered a direct injury that is distinct from any injury to the corporation, and if they satisfy the other requirements for a class action under applicable Delaware law. A stockholder class action, like an individual action, involves a claim that belongs directly to individual stockholders, instead of to the corporation, and typically is asserted by less than all of the injured stockholders as representatives of the group. All such class actions are governed by the Delaware chancery

Just Eat Takeaway.com	Grubhub
written notice of its objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the alleged issues.	court by Rule 23(a) and 23(b) of the Court of Chancery rules and by Rule 23 of the Federal Rules of Civil Procedure, and by the case law interpreting those statutes.
Disclosure Interest in Shares
Pursuant to the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), any person who, directly or indirectly, acquires or disposes of an actual or potential interest in the capital or voting rights of Just Eat Takeaway.com must immediately notify the AFM, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Just Eat Takeaway.com reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. A threshold of 2% was added to this list on    .

A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the abovementioned thresholds as a result of a change in Just Eat Takeaway.com’s total outstanding share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published Just Eat Takeaway.com’s notification of the change in its outstanding share capital.

Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors need to notify their shareholdings upon appointment and each change in their shareholdings or the type of interest.

Acquirers of Grubhub Shares are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding Grubhub Shares must, within 10 days after such acquisition and subject to certain exceptions, file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to Grubhub and to each securities exchange on which Grubhub Shares are traded. Amendments to Schedule 13D representing changes in co-ownership or intentions with respect to Grubhub must be filed promptly.

Grubhub is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of shares of Grubhub voting securities beneficially owned by:

•  each of its directors;

•  its principal executive officer;

•  its principal financial officer;

	•	each of its three most highly compensated executive officers other than its principal executive officer and its principal financial officer;
	•	all of its directors and executive officers as a group; and
	•	any beneficial owner of 5% or more of the Grubhub voting securities of which Grubhub is aware.
Related Party Transactions
Pursuant to Dutch law, material transactions with related parties entered into outside the ordinary course of business or on other than normal market terms, need to be approved by the supervisory board, and be publicly announced at the time that the transaction is entered into. Directors that are involved in the transaction with the related party cannot participate in the decision-making. As long as not all of the directors

The Grubhub certificate of incorporation provides that Grubhub shall be governed by Section 203 of the DGCL, which generally prohibits “interested stockholders” (stockholders holding 15% or more of the outstanding stock) from engaging in business combinations with a Delaware company for a period of time unless certain conditions are met.

Just Eat Takeaway.com	Grubhub
are excluded on the basis that they are involved in the relevant transaction, no approval from the General Meeting is required.

In this context: a related party is interpreted in accordance with IFRS (IAS 24 (Related Party Disclosures)) and includes a party that has control or significant influence over the company or is a member of the company’s key management personnel; and a transaction is considered material if information about the transaction would constitute inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and the Council (Market Abuse Regulation) and is concluded between the company and a related party (which for this purpose in any event includes one or more shareholders representing at least 10% of the issued share capital or a managing director or supervisory director of the company).

Certain transactions are not subject to the approval and disclosure provisions of articles 2:167 through 2:170 BW (for example, transactions concluded between a company and its subsidiary). The supervisory board is required to establish an internal procedure to periodically assess whether transactions are concluded in the ordinary course of business and on normal market terms.

The Grubhub Board has adopted a related party transaction policy governing the review, approval and ratification of transactions that involve related persons and potential conflicts of interest.

The definition of a related persons includes Grubhub’s officers, directors and director nominees, holders of more than 5% of a class of Grubhub’s voting securities and immediate family members of any of the foregoing.

The policy requires approval in advance from the audit committee of the Grubhub Board (unless otherwise delegated by the audit committee to a sub-set of the Grubhub audit committee or the CEO and CFO acting collectively) for transactions or series or related transactions in which (1) Grubhub, or one of its subsidiaries, is or will be a participant, (2) the amount involved is expected to exceed $120,000 and (3) a related party has a direct or indirect material interest. A related party’s interest in a transaction is presumed to be material unless it is clearly immaterial in nature or magnitude, or has been determined in accordance with Grubhub’s policy to be immaterial.

Grubhub is required to disclose certain information regarding related party transactions in accordance with SEC rules.

Reporting Requirements
Annually, within the period required by Dutch law, the Just Eat Takeaway.com Management Board shall prepare annual accounts, which includes, inter alia, the Just Eat Takeaway.com-only and consolidated annual accounts, together with the auditors’ statement and the annual management report. The annual accounts are to be signed by all Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors. If the signature of one of more of them is lacking, this must be disclosed stating the reasons that any signature is lacking.

Just Eat Takeaway.com must also prepare and publish half-year financials and provides quarterly trading updates.

As a U.S. public company and a large accelerated filer under SEC rules, Grubhub must file with the SEC, among other reports and notices:

•  an Annual Report on Form 10-K within 60 days
   after the end of the fiscal year; and

•  a Quarterly Report on Form 10-Q within 40 days
   after the end of each fiscal quarter.

These reports are Grubhub’s principal disclosure documents, and in addition to financial statements, these reports include details of Grubhub’s business, its capitalization and recent transactions; management’s discussion and analysis of Grubhub’s financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters.

In addition, Grubhub must file with the SEC:
• a proxy statement in connection with the annual stockholders meeting containing information regarding Grubhub’s executive compensation and

Just Eat Takeaway.com	Grubhub
the holdings of Grubhub securities by Grubhub’s directors, executive officers, and greater than 5% stockholders; and
	•	Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.
The corporate events required to be disclosed on Form 8-K include, among other things:
	•	entry into a material agreement;
	•	unregistered sales of equity securities;
	•	changes in control;
	•	changes in the composition of the board of directors or executive officers; and
	•	amendments to certificate of incorporation or bylaws.

Further, Grubhub’s officers, directors and 10% stockholders are subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Grubhub Shares.

Board Remuneration
Pursuant to the Articles, Just Eat Takeaway.com has a policy in respect of the remuneration of the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board. The policies are adopted by the General Meeting upon proposals of the Just Eat Takeaway.com Supervisory Board.

The remuneration of the Just Eat Takeaway.com Managing Directors is determined by the Just Eat Takeaway.com Supervisory Board with due observance of the remuneration policy adopted by the General Meeting. The General Meeting determines the remuneration of Just Eat Takeaway.com Supervisory Directors.

A proposal with respect to remuneration schemes in the form of Just Eat Takeaway.com Shares or rights to Just Eat Takeaway.com Shares must be submitted by the Just Eat Takeaway.com Supervisory Board to the General Meeting for its approval. This proposal must set out at least the maximum number of Just Eat Takeaway.com Shares or rights to Just Eat Takeaway.com Shares to be granted to Just Eat Takeaway.com Managing Directors and the criteria for granting or amendment.

The Grubhub bylaws provide that directors’ compensation shall be determined by a majority of the Grubhub Board or a designated committee of the Grubhub Board. Directors who are employees of Grubhub who receive compensation for their employment are not entitled to receive any salary or compensation for their services as directors.

JUST EAT TAKEAWAY.COM EQUITY SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Just Eat Takeaway.com Major Shareholders
Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht), any person who directly or indirectly acquires or disposes of an actual or potential interest in the capital or voting rights of Just Eat Takeaway.com must immediately notify the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Just Eat Takeaway.com reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Potentially, a threshold of 2% will be added to this list no later than 1 January 2021. A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above mentioned thresholds as a result of a change in Just Eat Takeaway.com’s total issued share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published Just Eat Takeaway.com’s notification of the change in its outstanding share capital. For more details, see “Description of Just Eat Takeaway.com Shares” beginning on page 266 of this proxy statement/prospectus.
The following information was on record in the AFM register on     of persons that reported the ownership of an actual or potential interest of 3% or more in the capital or voting rights of Just Eat Takeaway.com:
Name of Just Eat Takeaway.com Shareholder	Number of Just Eat Takeaway.com Shares as of	Percentage of issued share capital as of (%)
Morgan Stanley
Gribhold
Delivery Hero SE
BlackRock, Inc.
Baillie Gifford & Co.
This table reflects filings with the AFM register of direct and indirect shareholdings, whether actually or potentially held, as of     and does not, for the avoidance of doubt, convey a statement of Just Eat Takeaway.com’s views as to whether or not any such shareholder is entitled to hold such shares.
To the knowledge of Just Eat Takeaway.com management, none of the above Just Eat Takeaway.com Shareholders hold voting rights which are different from those held by other Just Eat Takeaway.com Shareholders and there are no shareholdings that carry special rights relating to control of Just Eat Takeaway.com.
As of    , to Just Eat Takeaway.com’s knowledge, approximately    % of the outstanding Just Eat Takeaway.com Shares, including Just Eat Takeaway.com Shares represented by Just Eat Takeaway.com ADSs, are beneficially owned by Just Eat Takeaway.com Shareholders that are resident in the United States. Based on information received from        , the Just Eat Takeaway.com ADS depositary, there were     Just Eat Takeaway.com Shares represented by Just Eat Takeaway.com ADSs outstanding and     holders of record of such Just Eat Takeaway.com ADSs with a registered address in the United States as of    .
Just Eat Takeaway.com is not directly or indirectly owned or controlled by another corporation or by any government. Just Eat Takeaway.com does not know of any arrangements that may, at a subsequent date, result in a change of control of Just Eat Takeaway.com.

Significant Changes in Ownership
The following table sets out the notifications received by the AFM during the past three years from the above Just Eat Takeaway.com Shareholders to the best of Just Eat Takeaway.com’s knowledge:
Name of Just Eat Takeaway.com Shareholder	Date of notification	Nature of threshold crossed/reached as a result of share transfers	Number of Just Eat Takeaway.com Shares immediately following notification	Percentage of issued share capital immediately following the notification (%)

This table reflects filings with the AFM register of direct and indirect shareholdings, whether actually or potentially held, as of     and does not, for the avoidance of doubt, convey a statement of the Just Eat Takeaway.com’s views as to whether or not any such shareholder is entitled to hold such shares.
Security Ownership of Major Just Eat Takeaway.com Shareholders
The following table sets forth information as of      with respect to the beneficial ownership of Just Eat Takeaway.com Shares held by each of Just Eat Takeaway.com’s named executive officers, each of the current Just Eat Takeaway.com Managing Directors and for all current Just Eat Takeaway.com Managing Directors as a group. As at     , none of the Just Eat Takeaway.com Supervisory Directors held any Just Eat Takeaway.com Shares.
Name	Number of Just Eat Takeaway.com Shares

LEGAL MATTERS
The validity of the New Just Eat Takeaway.com Shares issuable pursuant to the Transaction will be passed upon for Just Eat Takeaway.com by De Brauw Blackstone Westbroek N.V.

PROVISIONS FOR UNAFFILIATED STOCKHOLDERS
No provision has been made (1) to grant unaffiliated Grubhub Stockholders access to the corporate files of Grubhub, Just Eat Takeaway.com or any of their respective affiliates or (2) to obtain counsel for unaffiliated Grubhub Stockholders at the expense of Grubhub or any other such party or affiliate.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to such stockholders. This delivery method is referred to as “householding” and can result in extra convenience for stockholders and cost savings for companies. Grubhub will be “householding” this proxy statement/prospectus. Only one copy of this proxy statement/prospectus will be delivered to multiple Grubhub Stockholders sharing an address, unless contrary instructions have been received from affected Grubhub Stockholders prior to the mailing date. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate copy of this proxy statement/prospectus, please contact     by phone at      or by mail to     . Upon written or oral request, you will be promptly delivered, without charge, a separate copy of this proxy statement/prospectus.

EXPERTS
Just Eat Takeaway.com Group
The financial statements of the Just Eat Takeaway.com Group included in this proxy statement/prospectus have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the correction of misstatements in the 2019 and 2018 financial statements and to a change in accounting principle). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Just Eat Group
The financial statements of the Just Eat Group included in this proxy statement/prospectus have been audited by Deloitte LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes emphasis of matter paragraphs referring to uncertain tax positions, to the restatement of the 2018 financial statements and to the adoption of a new accounting standard). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Grubhub
The financial statements of Grubhub incorporated in this proxy statement/prospectus by reference to the Grubhub’s Annual Report on Form 10-K for the year ended 31 December 2019 have been so incorporated in reliance on the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
Just Eat Takeaway.com is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands and has its statutory seat (statutaire zetel) in Amsterdam, the Netherlands.
The majority of the Just Eat Takeaway.com Management Board and the Just Eat Takeaway.com Supervisory Board reside outside the United States. A substantial portion of Just Eat Takeaway.com Group’s assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Just Eat Takeaway.com or those persons or to enforce against Just Eat Takeaway.com or them, either inside or outside the United States, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon civil liability provisions of the federal securities laws of the United States.
For a more detailed discussion of the rights of shareholders under Delaware law and Dutch law in relation to the bringing of shareholder suits, see “Comparison of Shareholder Rights” beginning on page 282 of this proxy statement/prospectus. In particular, there is no treaty between the Netherlands and the United States providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment rendered by a court in the United States will not be recognized and enforced by the Dutch courts. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States which is enforceable in the United States and files their claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) the principles of proper legal procedures (behoorlijke rechtspleging) have been observed, (iii) the judgment does not contravene Dutch public policy, and (iv) the judgment is not irreconcilable with a judgment of a Dutch court given between the same parties or an earlier judgment of a foreign court given between the same parties in a dispute concerning the same subject matter and based on the same cause of action, provided that such judgement is capable of being recognized in the Netherlands.
In addition, a Dutch court might not accept jurisdiction and impose civil liability in an action commenced in the Netherlands and predicated solely upon U.S. federal securities laws. Furthermore, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in jurisdictions outside the United States.

FUTURE SHAREHOLDER PROPOSALS
If the Transaction is completed, Grubhub will become a wholly owned subsidiary of Just Eat Takeaway.com and, consequently, will not hold subsequent meetings of the Grubhub Stockholders. Grubhub intends to hold a 2021 annual meeting of Grubhub Stockholders only if the Transaction has not already been completed by, or shortly after, the time at which Grubhub’s 2021 annual meeting of Grubhub Stockholders would normally take place.
Grubhub’s proxy statement for the 2020 annual meeting of Grubhub Stockholders contained information regarding presentation of stockholder proposals under Rule 14a-8 under the Exchange Act or other business or nominations at a 2021 annual meeting of Grubhub Stockholders:
•
Grubhub Stockholders who intend to have a proposal considered for inclusion in Grubhub’s proxy materials for a 2021 annual meeting of Grubhub Stockholders pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing to Grubhub’s Secretary at Grubhub Inc., 111 W. Washington Street, Suite 2100, Chicago, Illinois 60602, by no later than 10 December 2020 and otherwise comply with the requirements of the SEC for stockholder proposals.

Grubhub Stockholders who intend to bring a proposal before a 2021 annual meeting of Grubhub Stockholders, or to nominate persons for election as directors, in accordance with the advance notice provisions of Grubhub’s amended and restated bylaws, must give timely written notice to Grubhub’s Secretary of such proposal or nomination. To be timely, the notice must be delivered to the above address not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of Grubhub Stockholders. Accordingly, to be timely, a notice must be received not later than 18 February 2021 nor earlier than 19 January 2021 (assuming a 2021 annual meeting of Grubhub Stockholders is held not more than 30 days before or more than 60 days after 19 May 2021). If a 2021 annual meeting of Grubhub Stockholders is held more than 30 days before or more than 60 days after 19 May 2021, then, for notice to be timely, it must be delivered to the address above not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made. Each notice must describe the stockholder proposal in reasonable detail and otherwise comply with the requirements set forth in Grubhub’s amended and restated bylaws.

WHERE YOU CAN FIND MORE INFORMATION
Just Eat Takeaway.com has filed a registration statement on Form F-4 to register with the SEC the New Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be issued to Grubhub Stockholders as the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Just Eat Takeaway.com in addition to being a proxy statement of Grubhub for its special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Just Eat Takeaway.com and the New Just Eat Takeaway.com Shares. The rules and regulations of the SEC allow Just Eat Takeaway.com and Grubhub to omit certain information included in the registration statement from this proxy statement/prospectus.
Grubhub files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Grubhub, which file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult Just Eat Takeaway.com’s and Grubhub’s websites for more information about Just Eat Takeaway.com or Grubhub, respectively, as well as the Transaction website. Just Eat Takeaway.com’s website is www.justeattakeaway.com. Grubhub’s website is www.grubhub.com.
The web addresses of the SEC, Just Eat Takeaway.com, Grubhub and the Transaction have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
The SEC allows Just Eat Takeaway.com and Grubhub to “incorporate by reference” into this proxy statement/prospectus information that Grubhub files with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this proxy statement/prospectus and in earlier filings with the SEC. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Just Eat Takeaway.com or Grubhub documents described in this proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.
The information and documents listed below, which Grubhub has filed with the SEC, are incorporated by reference into this prospectus:
Grubhub SEC Filings (File No. 1-36389)
•	Grubhub’s Annual Report on Form 10-K for the year ended 31 December 2019, filed with the SEC on 28 February 2020;
•	Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 31 March 2020, filed with the SEC on 11 May 2020;
•	Grubhub’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2020, filed with the SEC on 10 August 2020;
•
Grubhub’s Current Reports on Form 8-K, filed with the SEC on 5 February 2020, 5 March 2020, 13 April 2020, 5 May 2020, 19 May 2020, 11 June 2020, 12 June 2020, 12 June 2020, 30 July 2020, 4 September 2020, 16 October 2020 and 28 October 2020 (other than the portions of those documents not deemed to be filed); and

•	the description of Grubhub Shares contained in Grubhub’s registration statement on Form 8-A filed with the SEC on 1 April 2014.
In addition, all documents filed by Grubhub with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the Grubhub Stockholder Meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and made a part of this proxy statement/prospectus from the respective dates of filing; provided, however, that Grubhub is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
Just Eat Takeaway.com has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Just Eat Takeaway.com, as well as the Pro Forma Financial Information, and Grubhub has supplied all such information contained in or incorporated by reference into this proxy statement/prospectus relating to Grubhub.
Documents incorporated by reference are available from Just Eat Takeaway.com or Grubhub, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. You may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:
Just Eat Takeaway.com N.V.
Company Secretariat
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
+31 (0)20 210 7000
Grubhub Inc.
Office of the Secretary
111 W. Washington Street
Suite 2100
Chicago, Illinois 60602
+1 (877) 585-7878
If you would like to request documents, please do so by no later than five business days before the date of the Grubhub Stockholder Meeting (which is    ). In addition, if you have any questions concerning the Transaction, the Merger Agreement, the Grubhub Stockholder Meeting or the accompanying proxy statement/prospectus, or if you would like additional copies of the accompanying proxy statement/prospectus (at no charge) or need help submitting a proxy to have your Grubhub Shares voted, please contact Innisfree M&A Incorporated, Grubhub’s proxy solicitor. Grubhub Stockholders may call toll-free at (877) 717-3936; banks and brokers may call collect at (212) 750-5833.
You should not rely on information that purports to be made by or on behalf of Just Eat Takeaway.com or Grubhub other than the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Just Eat Takeaway.com nor Grubhub has authorized anyone to provide you with information on behalf of Just Eat Takeaway.com or Grubhub, respectively, that is different from what is contained in this proxy statement/prospectus.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
This proxy statement/prospectus is dated    . You should not assume that the information in it is accurate as of any date other than that date or the date of a document that is incorporated by reference, as applicable, and neither its mailing to Grubhub Stockholders nor the issuance of the New Just Eat Takeaway.com Shares in the Transaction will create any implication to the contrary.

INDEX TO THE FINANCIAL STATEMENTS OF JUST EAT TAKEAWAY.COM AND SUBSIDIARIES
Page
Unaudited Interim Condensed Consolidated Financial Statements of the Just Eat Takeaway.com Group as of 30 June 2020, and for the six months ended 30 June 2020 and 2019
Unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the six-month periods ended 30 June 2020 and 2019	F-2
Unaudited condensed consolidated statement of financial position as of 30 June 2020 and 31 December 2019	F-3
Unaudited condensed consolidated statement of changes in equity for the six-month periods ended 30 June 2020 and 2019	F-4
Unaudited condensed consolidated statement of cash flows for the six-month periods ended 30 June 2020 and 2019	F-5
Notes to the unaudited condensed consolidated interim financial statements	F-6
See “Where You Can Find More Information” beginning on page 310 on this proxy statement/prospectus.

Unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the six month period ended 30 June
		Unaudited
		Six-month period ended 30 June
in millions €	Note	2020(1)	2019(1)
Revenue	4	675	179
Courier costs	5	(181)	(29)
Order processing costs	5	(74)	(17)
Staff costs	5	(159)	(49)
Other operating expenses	5	(210)	(90)
Depreciation and amortisation		(65)	(14)
Operating loss		(14)	(20)

Share of results of associates and joint ventures	11	(9)	—
Gain on joint venture disposal		—	6
Finance income		7	—
Finance costs		(13)	(8)
Loss before income tax		(29)	(21)

Income tax (expense) / benefit	6	(32)	(15)
Loss for the period		(61)	(37)

Other comprehensive (loss) / income
Change in value of shares consideration for business combination	3	323	—
Foreign currency translation gain/(loss) related to foreign operations, net		(321)	8
Other comprehensive income that may subsequently be reclassified to profit or loss		2	8
Other comprehensive income for the period		2	8
Total comprehensive loss for the period		(59)	(29)

Loss attributable to:
Owners of the company		(61)	(37)
Non-controlling interests		0	0

Total comprehensive loss attributable to:
Owners of the company		(59)	(29)
Non-controlling interests		0	0

Loss per share
Basic loss per share		(0.46)	(0.68)
Diluted loss per share		(0.46)	(0.68)
(1)	As amended, refer to Note 2(e)
The accompanying Notes are an integral part of these unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statement of financial position
		Unaudited
in millions €	Note	30 June 2020(1)	31 December 2019(1)
Assets
Goodwill		4,600	1,102
Other Intangible assets		3,294	373
Property and equipment		27	12
Right-of-use Assets		80	24
Investments in associates and joint ventures		1,635	—
Deferred tax assets		1	2
Other non-current assets		12	11
Total non-current assets		9,649	1,524

Trade and other receivables		106	44

Other current assets		90	43
Cash and cash equivalents		525	50
Total current assets		721	137
Total assets		10,370	1,661
	Unaudited
€'000	30 June 2020(1)	31 December 2019(1)
Shareholders’ equity
Ordinary share capital	6	2
Share premium	8,792	1,321
Other reserves	417	28
Foreign currency translation reserve	(309)	12
Accumulated deficits	(288)	(229)
Total shareholders’ equity	8,618	1,135
Non-controlling interest	4	—
Total equity	8,622	1,135

Borrowings	476	222
Deferred tax liabilities	584	44
Lease liability	67	17
Other liability	3	—
Total non-current liabilities	1,130	283

Borrowings	9	21
Lease liability	18	10
Trade and other payables	523	171
Current tax liabilities	68	42
Total current liabilities	618	243
Total liabilities	1,748	527
Total shareholders’ equity and liabilities	10,370	1,661
(1)	As amended, refer to Note 2(e).
The accompanying Notes are an integral part of these unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statement of changes in equity
in millions €	Ordinary share capital	Share premium	Other reserves	Foreign currency translation reserve	Accumulated deficits	Total shareholders’ equity	Non-controlling interest	Total equity
Balance at 31 December 2018(1)	2	250	5	(3)	(111)	143	—	143
Initial application of IFRS 16(1)	—	—	—	—	(1)	(1)	—	—
Balance at 1 January 2019(1)	2	250	5	(3)	(111)	142	—	142
Loss for the period	—	—	—	—	(37)	(37)	—	(37)
Other comprehensive (loss) / income
Foreign currency translation gain related to foreign operations, net	—	—	—	8	—	8	—	8
Other comprehensive income for the period	—	—	—	8	—	8	—	8
Total comprehensive (loss) / income for the period	—	—	—	8	(37)	(29)	—	(29)

Transactions with owners of the company
Issuance of shares	0	418	—	—	—	419	—	419
Issuance of shares related to business combination	0	652	—	—	—	652	—	652
Issuance of convertible bonds	—	—	23	—	—	23	—	23
Issuance of shares to employees	—	1	(3)	—	3	1	—	1
Share-based payments	—	—	1	—	—	1	—	1
Balance at 30 June 2019(1)	2	1,320	27	5	(145)	1,209	—	1,209
Balance at 1 January 2020(1)	2	1,321	28	12	(228.62)	1,134	—	1,134

Loss for the period	—	—	—	—	(61)	(61)	—	(61)
Other comprehensive (loss) / income
Fair value adjustment equity investment in Just Eat	—	—	323	—	—	323	—	323
Foreign currency translation gain related to foreign operations, net	—	—	—	(321)	—	(321)	—	(321)
Other comprehensive income for the period	—	—	323	(321)	—	2	—	2
Total comprehensive (loss) / income for the period	—	—	323	(321)	(61)	(59)	—	(59)

Transactions with owners of the company
Issuance of shares	—	400	—	—	—	400	—	400
Issuance of shares related to business combination	4	7,102	—	—	—	7,106	—	7,106
Issuance of convertible bonds	—	—	51	—	—	51	—	51
Transaction costs	—	(32)	—	—	—	(32)	—	(32)
Issuance of shares to employees	—	1	(1)	—	1	1	—	1
Share-based payments	—	—	16	—	—	16	—	16
Acquisition of a subsidiary	—	—	—	—	—	—	4	4
Balance at 30 June 2020	6	8,792	417	(308.7)	(289)	8,618	4	8,622
(1)	As amended, refer to Note 2(e).
The accompanying Notes are an integral part of these unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statement of cash flows for the six month period ended 30 June
	Unaudited
	Six-month period ended 30 June
in millions €	2020	2019
Loss for the year	(61)	(37)
Adjustments:
Depreciation and amortisation	65	14
Gain on joint venture disposal	—	(6)
Share of results of associates and joint ventures	9	—
Expense related to share-based payments	16	1
Finance costs / (income) recognised in profit or loss	6	8
Other non cash items	1	1
Income tax expense / (income) recognised in profit or loss	32	15
	68	(4)
Movement in working capital
(Increase) / decrease in inventories	(5)	(2)
(Increase) / decrease in trade, other receivables and other current assets	(16)	(20)
Increase / (decrease) in trade and other payables	72	(9)
Increase in other liabilities	13	(9)
Net cash (used in) / generated by operations	132	(44)

Interest paid	(6)	(3)
Income taxes paid	(18)	(1)
Net cash used in operating activities	108	(48)

Cash flows from investing activities
Investment in other intangible assets	(16)	(1)
Investment in property and equipment	(9)	(4)
Repayments / (proceeds) of loans carried at amortised cost	—	2
Cash acquired on acquisition	110	—
Cash outflow on acquisition, net of cash acquired	—	(489)
Funding provided to associates and joint ventures	(50)	—
Investment in equity instruments	—	(7)
Proceeds / (repayment) from sale of investment in joint venture	—	6
Net cash used in investing activities	35	(493)

Cash flows from financing activities

Proceeds from issue of ordinary shares	401	419
Transaction costs related to issue of ordinary shares	(12)	—
Principal elements of lease payments	(7)	(3)
Proceeds from borrowings	432	244
Transaction costs related to the borrowings	(6)	—
Repayments of borrowings	(475)	(150)
Net cash generated by financing activities	333	510

Net decrease in cash and cash equivalents	476	(31)

Cash and cash equivalents at beginning of year	50	89
Effects of exchange rate changes of cash held in foreign currencies	(1)	1
Cash and cash equivalents at end of year	525	59
The accompanying Notes are an integral part of these unaudited condensed interim consolidated financial statements.

Notes to the unaudited condensed consolidated interim financial statements
1. General
Just Eat Takeaway.com N.V. (hereinafter the “Company”, “Just Eat Takeaway.com”, or “we”, and together with its direct and indirect subsidiaries, the “Just Eat Takeaway.com Group”) is a leading online food delivery marketplace focused on connecting consumers and restaurants through its platform.
Just Eat Takeaway.com is a public limited liability company incorporated and domiciled in Amsterdam, the Netherlands. The Company is the ultimate parent of the Just Eat Takeaway.com Group and its ordinary shares are quoted on Euronext Amsterdam (ticker symbol: TKWY) and on the London Stock Exchange since 3 February 2020 (ticker symbol: JET). The Company is registered in the Commercial Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 08142836.
Amounts in these notes to the condensed interim consolidated financial statements (“the Notes”) are in € millions unless related to number and/or nominal values of shares, number and fair value of shares, number and fair value elements of share options, or stated otherwise.
2. Basis of preparation
(a) Statement of compliance
These unaudited condensed interim consolidated financial statements (the “unaudited interim financial statements”) for the six months ended 30 June 2020 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Just Eat Takeaway.com Group’s financial position and performance since the last annual consolidated financial statements.
These unaudited interim financial statements were authorised for issue by the Management Board of the Company (the “Management Board”, and members of the Management Board, “Managing Directors”) and the Supervisory Board of the Company (the “Supervisory Board”, and members of the Supervisory Board, “Supervisory Directors”) on 30 October 2020.
(b) Basis of measurement
These unaudited interim financial statements are prepared for the purpose of filing the registration statement on Form F-4 with the U.S. Securities and Exchange Commission, in connection with the proposed acquisition of Grubhub Inc. by the Company via an all-share combination. The financial information included in these unaudited interim financial statements differs from the financial information included in the condensed interim consolidated financial statements authorised for issue by the Management Board and Supervisory Board on 11 August 2020 and issued by the Company on 12 August 2020. These unaudited interim financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the years ended 31 December 31 and 2018, as amended on 30 October 2020. See Note 2(e) for more information.
(c) Significant accounting policies
The accounting policies applied in these unaudited interim financial statements are the same as those applied in the Just Eat Takeaway.com Group’s consolidated financial statements as at and for the year ended 31 December 2019 unless set out below except for the estimation of income tax expense which is recognised based on management's estimate of the weighted average effective annual income tax rate expected for the full year. A number of new standards are effective from 1 January 2020, but they do not have a material effect on the unaudited interim financial statements.

(d) Standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended 31 December 2020 and have not been early adopted.
None of the accounting standards issued but not yet effective are expected to have a significant impact on these unaudited interim financial statements.
(e) Amendments to 2019 and 2018
Subsequent to the issue of the condensed interim consolidated financial statements on 11 August 2020, the Company has issued consolidated financial statements as of and for the years ended 31 December 2018 and 2019 which includes amendments to the previously reported statutory consolidated financial statements as of and for the year ended 31 December 2018 issued on 13 February 2019 and as of and for the year ended 31 December 2019 issued on 12 February 2020. For details refer to Note 2 to the consolidated financial statements issued on 30 October 2020.
3. Business combinations
On 31 January 2020, the all-share combination between Just Eat Limited, formerly Just Eat plc (“Just Eat” and together with its subsidiaries, the “Just Eat Group”) and Takeaway.com N.V. (as per that date renamed into Just Eat Takeaway.com N.V.) (the “Just Eat acquisition”) was declared wholly unconditional. As of such date, a hold separate order imposed by the United Kingdom's Competition and Markets Authority (CMA) came into effect, requiring that the businesses continue to be run independently until the CMA’s investigation had been concluded. On 15 April 2020, the CMA revoked the hold separate order, and as of such date the Company obtained control of Just Eat.
The primary reasons for the Just Eat acquisition were to create one of the largest food delivery companies in the world, with scale, strategic vision and industry-leading capabilities, to acquire leading positions in attractive markets and a diversified geographic presence, to expand the product offering, and to create significant value through economies of scale.
As of 15 April 2020, the Just Eat Takeaway.com Group combined its businesses with the Just Eat Group. The total consideration for 100% of the shares of Just Eat amounting to €7.1 billion consisted of an issuance of 82.8 million ordinary shares. The ordinary shares were issued on various dates between 3 February 2020 and June 2020. Between the date that the Just Eat acquisition was declared wholly unconditional and the control date, the Company elected to irrevocably account for its investment in Just Eat as an equity investment at fair value through other comprehensive income as the Company could not exercise control or significant influence consequent to the CMA imposing the hold separate order. A fair value gain of €0.3 billion was accounted through Other comprehensive income. The fair value as at 15 April 2020 (the acquisition date) amounting to €7.4 billion being the acquisition date fair value of consideration transferred was used to recognize and measure goodwill.
The following table provides the provisional information on the acquisition date fair value of each major class of assets acquired and liabilities assumed. At 15 April 2020, the fair value of the consideration transferred was based on the share price of €89.68 per share.
in millions €	Total
Ordinary shares issued (82.8 million)	7,429
Total consideration	7,429

Intangible assets	3,062
Customer lists	2,255
Brand names	500
Technology platform	194
Restaurant database	102
Other intangible assets	11

in millions €	Total
Investments in associates	1,723
Property & equipment	12
Deferred tax asset	46
Other non-current assets	2
Inventories	8
Trade and other receivables	75
Current tax asset	18
Cash and cash equivalents	110
Trade and other payables	(102)
Current tax liability	(5)
Other liabilities	(170)
Deferred tax liability	(615)
Long term liabilities	(347)
Total fair value of net identifiable assets and liabilities	3,817
Goodwill recognised (provisional)	3,612
The initial accounting for the Just Eat acquisition has only been provisionally determined as at the end of the interim reporting period.
The provisional purchase price allocation is based on an estimation of the identifiable assets acquired and liabilities assumed. This estimation requires the Managing Directors to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. The main reason for being provisional is related to the settlement of the liabilities. The Managing Directors believe that the assumptions used in the provisional purchase price allocation are appropriate as at 30 June 2020. The measurement period will end no later than 15 April 2021, and no subsequent adjustments have been made to the amounts provisionally recorded as at the date these unaudited interim financial statements were authorised for issue.
Goodwill recorded in connection with the Just Eat acquisition represents future economic benefits specific to the Just Eat Takeaway.com Group arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.
From the date control was obtained, the revenues of the Just Eat Group amounted to €370 million and the net income of the Just Eat Group amounted to €87 million. The combined revenue and loss of the period of the Just Eat Takeaway.com Group and the acquired businesses would have amounted to €1,031 million and €154 million, respectively, if control had been obtained on 1 January 2020. These amounts have not been adjusted for any additional depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from 1 January 2020. Such figures are not intended to represent or be indicative of the Just Eat Takeaway.com Group’s results of operations or financial condition that would have been reported had the Just Eat acquisition been completed as of 1 January 2020 and should not be taken as indicative of the Just Eat Takeaway.com Group’s future results of operations or financial condition.
Total acquisition costs for completed and announced acquisitions amounted to €58 million in the six months ended 30 June 2020 (six months ended 30 June 2019: €5 million).
4. Revenue
	Unaudited
	Six-month period ended 30 June
in millions €	2020	2019
Commission revenue	560	164
Delivery fee revenue	68	—
Other revenue	47	15
Revenue	675	179
Other revenue includes online payment services fees, promoted placement fees, administration fees and sales of merchandise.

5. Expenses
	Unaudited
	Six-month period ended 30 June
in millions €	2020	2019
Courier costs	181	29
Order processing costs	74	17
Total order fulfillment costs	255	46

Wages and salaries	107	36
Social charges and premiums	12	6
Pension premium contributions	4	1
Share-based payments	16	1
Temporary staff expenses	20	5
Total staff costs	159	49

Marketing expenses	97	68
Other operating expenses	113	22
Total other operating expenses	210	90
Other operating expenses include expenses that are neither directly attributable to order fulfillment costs or staff costs, nor the financing of the Just Eat Takeaway.com Group and includes housing, legal expenses and professional services fees in relation to acquisitions and integrations, and other staff-related costs and certain IT-related expenses.
6. Income tax expense
Income tax expense is recognised at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the unaudited interim financial statements may differ from management’s estimate of the effective tax rate for the annual consolidated financial statements.
The Just Eat Takeaway.com Group’s consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2020 was (113)% (six months ended 30 June 2019: (69)%). The change in effective tax rate was caused mainly by the effect of non-deductible acquisition costs and unrecognised deferred tax assets for tax losses.
Income tax expense amounted to €33 million in the six months ended 30 June 2020 compared with €10 million in the first half of 2019, mostly due to the utilisation of capitalised tax losses carried forward in Germany and Canada.
	Unaudited
	Six-month period ended 30 June
in millions €	2020	2019
Current tax expenses	(40)	(6)
Deferred tax benefits / (expenses)	8	(9)
Total tax recognised directly in profit or loss	(32)	(15)
7. Operating segments
The Just Eat Takeaway.com Group is organised on a country level for the purpose of conducting its activities. All Just Eat Takeaway.com Group companies perform the same business activities – online food delivery – under a single brand strategy and one platform. Revenues are principally derived from commission fees paid by the restaurants for use of the platform in connecting the restaurants to consumers. The Chief Operating Decision Maker (“CODM”) receives periodically discrete financial information on a country level to be able to monitor the performance of the countries. The CODM is the Management Board at Just Eat Takeaway.com Group. The Management Board is jointly responsible for making strategic and operating decisions concerning the Just Eat Takeaway.com Group's business activities. Each country is identified as an operating segment.
Four of the operating segments meet the quantitative criteria for reportable segments, United Kingdom, Germany, Canada and the Netherlands. The other countries have been combined into an “all other segments” category, which is named ‘Rest of the World'.
The Management Board assesses the performance of operating segments based on revenues, marketing expenses, and adjusted EBITDA. Adjusted EBITDA is the Just Eat Takeaway.com Group's segment measure of profit or loss to assess segment performance and allocate resources. Adjusted EBITDA reflects an allocation of expenses from supporting functions within the Just Eat Takeaway.com Group per segment. Such allocations have been determined based on relevant measures that reflect the level of benefits of these functions to each of the operating segments. Adjusted EBITDA enables the Management Board to assess the underlying operational performance per segment within Just Eat Takeaway.com Group and conclude on the effectiveness of the strategy applied, without taking into account depreciation and amortisation, share-based payments, finance income and costs, income tax expenses, share of result from joint ventures, gains on disposal of joint ventures, head office and other expenditures arising from acquisitions and integration costs.
As the operating segments serve only external consumers, there is no revenue from transactions with other operating segments. Finance income and costs and income tax are not allocated to the segments. There is no measure of segment assets and liabilities provided to the Management Board, as most fixed assets and working capital of the Just Eat Takeaway.com Group are managed on a centralised basis, nor any information on depreciation and amortisation.
Beginning in the six months ended 30 June 2020, Head office is no longer allocated to segments, resulting in a change in the way management previously measured adjusted EBITDA for the segment. Head office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources and board. Not included in Head office are costs of global IT and product functions, which are allocated to countries and therefore included in adjusted EBITDA. This change was applied retrospectively to adjusted EBITDA in the six months ended 30 June 2019.
in millions €	United Kingdom	Germany	Canada	The Netherlands	Rest of the World	Total segments	Head office	Total consolidated 30 June 2020
Revenue	154	161	117	80	163	675		675
Adjusted EBITDA	63	58	18	38	(3)	174	(39)	135
Share-based payments								(16)
Acquisition related transaction and integration costs								(68)
Depreciation and amortisation								(65)
Share of results of associates and joint ventures								(9)
Gain on joint venture disposal								—
Finance income + costs								(6)
Loss before income tax								(29)
Other segment information
Marketing expenses	(11)	(28)	(6)	(9)	(39)	(93)	(4)	(97)

in millions €	United Kingdom	Germany	Canada	The Netherlands	Rest of the World	Total segments	Head office	Total consolidated 30 June 2019
Revenue	—	80	—	57	42	179		179
Adjusted EBITDA	—	(1)	—	31	(11)	19	(17)	2
Share-based payments								(1)
Acquisition related transaction and integration costs								(7)
Depreciation and amortisation								(14)
Share of results of associates and joint ventures								—
Gain on joint venture disposal								6
Finance income + costs								(8)
Loss before income tax								(22)
Other segment information
Marketing expenses	—	(38)	—	(7)	(23)	(68)	(4)	(72)
8. Goodwill
in millions €	30 June 2020	31 December 2019
Opening balance	1,102	141
Arising on acquisitions	3,612	953
Foreign exchange movements	(114)	8
Balance at the end of the period	4,600	1,102
The Company concluded that there has been no material deterioration in any of the key assumptions made during the last annual impairment review based on current strategy and financial projection, and that there are no indicators of any impairment of goodwill during the six months ended 30 June 2020. As in previous years, a full annual impairment review will be undertaken at year-end.
9. Issued capital
The Company had issued 148,719,548 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €6 million as at 30 June 2020 (31 December 2019: 61,206,450 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €2 million). All ordinary shares have been issued and paid up.
	30 June 2020	31 December 2019
Opening balance	61,206,450	43,218,234
Issued during the year:
Capital raise in form of accelerated bookbuilding	4,600,000	8,350,000
Equity payment for German Businesses	—	9,500,000
Equity payment for Just Eat	82,843,120	—
ESOP shares vested	43,522	101,300
ESOP options exercised	26,456	36,916
Closing balance	148,719,548	61,206,450
The 87.5 million ordinary shares issued during the period mainly relate to the issuance of 4.6 million shares with a value of €400 million by means of an accelerated bookbuild in April 2020 as well as issuance of a total of 82.8 million ordinary shares for the combination of Just Eat and Takeaway.com N.V. The total issuance costs for the accelerated bookbuild offering amounted to €6 million. In addition, in 2020 ordinary shares were issued due to the vesting of shares and the exercise of share options under share plans.

10. Non-current borrowings
The non-current borrowings consist of:
in millions €	30 June 2020	31 December 2019
2019 Convertible Bonds (2,500 notes at €100,000 par value)	222	222
2020 Convertible Bonds (3,000 notes at €100,000 par value)	245	—
Revolving credit facility	9	—
Borrowings	476	222
On 30 April 2020, the Company issued convertible bonds due April 2026 (“the 2020 Convertible Bonds”) at 100% of their nominal value in an aggregate principal amount of €300 million. The 2020 Convertible Bonds have an interest rate of 1.25% payable semi-annually in arrears in equal instalments on 30 April and 30 October each year, commencing on 30 October 2020. The 2020 Convertible Bonds have a maturity of six years and a minimum denomination of €100,000 each. The set factor conversion price of the 2020 Convertible Bonds was set at €121.80, representing a conversion premium of 40% above the issue price per new share.
in millions €	30 June 2020
Proceeds from issue of 2020 Convertible Bonds (3,000 notes at €100,000 par value)	300
Transaction costs	(6)
Net proceeds	294
Amount classified as equity (net of transaction costs of €966 thousand)	(51)
Accrued interest	2
Carrying amount of liability at 30 June 2020	245
The 2020 Convertible Bonds are convertible into 2,463 thousand ordinary shares of the Company in April 2025 at the option of the holder, which is a rate of 821 shares for every 2020 Convertible Bond; unconverted 2020 Convertible Bonds become repayable on demand.
The 2020 Convertible Bonds may be converted into ordinary shares of the Company. The Company will have the option to redeem all, but not some, of the 2020 Convertible Bonds at their principal amount plus any accrued interest from 15 May 2023 (being the day falling three years and fifteen days after the issue date of the 2020 Convertible Bonds), should the value of an ordinary share of the Company exceed 150% of the conversion price over a certain period, and from 15 May 2024 (being the day falling four years and fifteen days after the issue date of the 2020 Convertible Bonds), should the value of an ordinary share of the Company exceed 130% of the conversion price over a certain period. At early redemption notice bondholders have the option to convert the bonds into ordinary shares.
11. Provisions
Earn-Out Payments Dispute
In December 2011, Just Eat acquired 50% of the share capital of FBA Invest SaS (“FBA”), which owns 100% of the share capital of Eat On Line Sa, trading under the brand “ALLORESTO.Fr”. At the time of acquiring the shareholding, Just Eat entered into a joint venture agreement with the other shareholders, which contained two call options.
In June 2014, Just Eat exercised the first call option to acquire an additional 30% of the shares in FBA, taking its total shareholding to 80%.
In June 2017, Just Eat was to exercise its second call option to acquire the remaining 20% of the shares in FBA in accordance with the provisions of the joint venture agreement, with the purchase price for the additional shares to be calculated in accordance with a pre-determined range of prices set out therein.

However, in October 2016, Sébastien Forest, the CEO of FBA filed a claim in France alleging that (i) the price-determination mechanics in the joint venture agreement were not fit for purpose and (ii) Just Eat had unfairly suppressed the profitability of FBA in order to reduce the amount of consideration payable for the remaining FBA shares.
Several initial hearings have been held since October 2016. The pleadings hearing scheduled for the first quarter of 2020 has been postponed and is expected to be rescheduled to a date in the first quarter of 2021. While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim in favor of Mr. Forest is unlikely. A provision of €8.9 million has been recorded by the Just Eat Takeaway.com Group as at 30 June 2020
Danish Tax Authority Dispute
In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark. An Advanced Pricing Agreement (“APA”) was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income, equaling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then).
The Just Eat Takeaway.com Group strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the Mutual Agreement Procedure (the “MAP”) process between the HMRC and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute. Just Eat’s case was formally accepted into the MAP in April 2018. Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, the Just Eat Takeaway.com Group is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion. The Just Eat Takeaway.com Group expects the outcome to be a full elimination of the potential double taxation. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges.
The Just Eat Takeaway.com Group has made significant payments on account to the Danish Tax Authority, which in no way reflect the Just Eat Takeaway.com Group’s position or the expected outcome, but as a means of mitigating against interest charges applied on the final agreed tax payment. As at 30 June 2020, the balance sheet includes both an asset and a liability in respect of uncertain tax positions, representing the Just Eat Takeaway.com Group’s best estimate of the expected outcome of the MAP between HMRC and the Danish Tax Authority, as well as other uncertain tax positions. The aggregate of the assets and liabilities held in respect of uncertain tax positions held at 30 June 2020, excluding payments on account, totaled €23 million.
12. Investments in Associates and Joint ventures
An associate is an entity over which the Just Eat Takeaway.com Group has significant influence. Significant influence is where the Just Eat Takeaway.com Group has the power to participate in the financial and operating policy decisions of the investee, but does not control or have joint control over those decisions. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.
The results, assets and liabilities of associates are incorporated in these unaudited interim financial statements using the equity method of accounting. The investment in an associate is initially recognised at cost. At the acquisition date, any excess of the cost of acquisition over Just Eat Takeaway.com Group’s share of the net fair value of the identifiable assets and liabilities of the associate is recognised as goodwill. Goodwill is included within the carrying amount of the investment. Under the equity method, the carrying amount of the investment is adjusted to recognise changes in the Just Eat Takeaway.com Group’s share of net assets subsequent to acquisition.

The condensed consolidated statement of profit or loss and other comprehensive loss reflects the share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of consolidated other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate, the Just Eat Takeaway.com Group’s share of any changes is recognised, when applicable, in the condensed consolidated statement of changes in equity. Profits and losses resulting from transactions between the Just Eat Takeaway.com Group and its associates are eliminated to the extent of the interest in the associate.
A joint venture is an entity where control is shared with another party. Accounting for joint ventures is consistent with that of associates as set out above.
As at 30 June 2020, the Just Eat Takeaway.com Group has investments in two associates, iFood Holdings B.V. (“iFood”) and IF-JE Holdings B.V. (“IF-NL”). Both associates are 33% owned, with the remaining 67% owned by Movile Internet Movel S.A. (“Movile”), or parties connected to Movile. Both entities are accounted for using the equity method in these unaudited interim financial statements as significant influence through representation on the entities’ board of directors is being considered and through the voting rights given by share ownership. Only iFood is considered to be material.
iFood operates a marketplace for online food delivery. iFood is incorporated in the Netherlands and has its principal place of business in Brazil, an area of significant growth potential.
IF-NL is a holding company with its principal place of residence in the Netherlands. The primary investment of IF-NL is El Cocinero a Cuerda SL (“ECAC”), a Mexican online food marketplace business. IF-NL owns 49% of ECAC and the remaining 51% is owned directly by the Just Eat Takeaway.com Group through the Just Eat Group.
Joint control of ECAC is held together with Movile and ECAC is the only joint venture. Determining control of ECAC is considered to be an area of significant judgement.
The shareholders’ agreement between Just Eat and IF-NL requires decisions of the ECAC board of directors to be approved by the majority of votes of the appointed directors, except for certain reserved matters which require unanimous consent. Reserved matters include the approval or amendment of the business plan and budget and certain decisions regarding ECAC’s information technology platform. The Managing Directors have concluded that as the matters requiring an affirmative vote of IF-NL appointed board members relate to changes to operating and financing policies that significantly affect ECAC’s return, they are substantive rights that provide IF-NL the ability to jointly control ECAC along with the Just Eat Takeaway.com Group. This is a matter of judgment and, as a result of this judgement, the Just Eat Takeaway.com Group accounts for its investment in ECAC as a joint venture under the equity accounting method.
During the current and comparative periods, no dividends have been received from associated undertakings. Funding payments were made to iFood of €44 million and €6 million to ECAC following the Just Eat acquisition.
13. Basic and diluted loss per share
For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares), based on the monetary value of the subscription rights attached to outstanding share options.
The number of shares calculated as above is compared with the number of shares that would have been issued, assuming the exercise of the share options. When the effect of the share options is anti-dilutive, the number is excluded from the calculation of diluted loss.

Weighted average numbers of ordinary shares
The weighted average numbers of ordinary shares used in the calculation of basic and diluted loss per share are as follows:
	Six-month period ended 30 June
	2020	2019
For the purpose of basic loss per share	132,010,223	54,427,522
For the purpose of diluted loss per share	132,010,223	54,427,522
The number of potential dilutive weighted-average shares not taken in consideration above, due to their anti-dilutive effect, amount to 5,107,613 ordinary shares, mainly relating to the 2020 and 2019 Convertible Bonds and share-based payments plans.
14. Related party transactions
Key management personnel’s long-term incentives
Amounts recognised as long-term incentive costs in the six months ended 30 June 2020 in respect of key management personnel were €1.4 million (six months ended 30 June 2019: €0.3 million).
Other transaction with related parties
Funding payments of €50 million were made in the six months ended 30 June 2020, compared with nil for the six months ended 30 June 2019. Payments of €44 million were made to iFood and €6 million to our Mexican joint venture. Other than these, there were no significant related party transactions in the six month period ended 30 June 2020.
15. Contingent liabilities
Possible gig economy class action
In 2018, a courier filed a statement of claim alleging that all couriers providing services on the SkipTheDishes network in Canada are employees and not independent contractors. It is difficult to assess the merits or potential quantum with certainty and we have involved external legal counsel to assist us in concluding that a successful claim against us is not probable.
EU state aid
In 2019, the European Commission (“EC”) published its final decision regarding a state aid investigation into the Group Financing Exemption contained within the United Kingdom’s Controlled Foreign Company (“CFC”) legislation. The final decision confirmed the European Commission believed the Financing Exemption did constitute illegal state aid if certain criteria were met. We have applied to the Court of Justice of the European Union (“CJEU”) to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications. The maximum potential cash exposure has been calculated to be €17 million, plus €1 million interest, should the EC’s decision be upheld. On 17 December 2019, a discovery assessment from HMRC was received in relation to state aid, covering the period to 31 December 2015, for €2 million. On the basis that we believe that it is more likely than not that the EC’s decision will be annulled by the CJEU, nothing has been recognised on the balance sheet in relation to this assessment.
16. Events after the reporting period
There have been no events subsequent to the balance sheet date that require disclosure.

Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam Postbus 58110 1040 HC Amsterdam Nederland Tel: 088 288 2888 Fax: 088 288 9737 www.deloitte.nl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Supervisory Board of Just Eat Takeaway.com N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Just Eat Takeaway.com N.V. and subsidiaries (the “Company”) as of 31 December 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended 31 December 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Correction of misstatements in the 2019 and 2018 financial statements
As discussed in Note 2 to the financial statements, the accompanying 2019 and 2018 financial statements have been restated to correct misstatements.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases effective 1 January 2019 due to the adoption of IFRS 16 Leases.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Amsterdam, the Netherlands
Date: 30 October 2020
Deloitte Accountants B.V.
/s/ Deloitte Accountants B.V.
We have served as the Company's auditor since 2014.

Consolidated statement of profit or loss and other comprehensive loss for the year ended 31 December
€’000	Note	2019(1)	2018(1)
Revenue	3	415,881	232,314
Courier costs	4	(69,572)	(21,370)
Order processing costs	4	(41,320)	(22,356)
Staff costs	5	(112,383)	(55,959)
Other operating expenses	7	(232,874)	(158,591)
Depreciation and amortisation	13, 14	(35,402)	(7,726)
Operating loss		(75,670)	(33,688)

Share of results of joint ventures		—	(170)
Gain on joint venture disposal	8	6,020	—
Finance income	9	55	12
Finance costs	9	(16,352)	(1,306)
Loss before income tax		(85,947)	(35,152)

Income tax (expense) / benefit	10	(34,571)	27,907
Loss for the period		(120,518)	(7,245)

Other comprehensive (loss) / income

Foreign currency translation gain/(loss) related to foreign operations, net		15,235	(2,591)
Other comprehensive income that may subsequently be reclassified to profit or loss		15,235	(2,591)
Other comprehensive income for the period		15,235	(2,591)
Total comprehensive loss for the period		(105,283)	(9,836)

Loss attributable to:
Owners of the company		(120,518)	(7,245)

Total comprehensive loss attributable to:
Owners of the company		(105,283)	(9,836)

Loss per share
Basic loss per share	19	(2.08)	(0.17)
Diluted loss per share	19	(2.08)	(0.17)
(1)	As amended, refer to Note 2.
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
as at 31 December
€’000	Note	31 December 2019(1)	31 December 2018(1)
Assets
Goodwill	12	1,101,795	140,622
Other Intangible assets	13	373,210	107,198
Property and equipment	14	12,218	7,053
Right-of-use Assets	23	24,154	—
Investments in joint ventures		—	102
Other investments	15	7,026	—
Deferred tax assets	10	2,141	23,803
Other non-current assets		3,522	2,467
Total non-current assets		1,524,066	281,245

Trade and other receivables	16	43,719	28,767
Other current assets	16	32,497	3,871
Current tax assets	10	7,025	5,853
Inventories		3,969	4,132
Cash and cash equivalents	17	49,763	89,558
Total current assets		136,973	132,181
Total assets		1,661,039	413,426

Shareholders’ equity
Ordinary share capital	18	2,448	1,729
Share premium	18	1,320,610	249,838
Equity-settled employee benefits reserve	18	4,457	4,665
Option premium on convertible bonds	18	23,308	—
Foreign currency translation reserve	18	12,281	(2,954)
Accumulated deficits	18	(228,620)	(110,525)
Total shareholders’ equity		1,134,484	142,753

Borrowings	20	222,446	—
Deferred tax liabilities	10	43,532	18,739
Lease liability	2, 22, 23	17,326	—
Total non-current liabilities		283,304	18,739

Borrowings	20	20,672	149,850
Lease liability	2, 22, 23	9,627	—
Trade and other payables	21	170,577	94,599
Current tax liabilities	10	42,375	7,485
Total current liabilities		243,251	251,934
Total liabilities		526,555	270,673
Total shareholders’ equity and liabilities		1,661,039	413,426
(1)	As amended, refer to Note 2.
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
€’000	Note	Ordinary share capital	Share premium	Equity-settled employee benefits reserve	Option premium on convertible bonds	Foreign currency translation reserve	Accumulated deficits	Total shareholders’ equity
Balance at 1 January 2018		1,727	249,534	2,161	—	(363)	(103,280)	149,779
Loss for the period		—	—	—	—	—	(7,245)	(7,245)
Other comprehensive (loss) / income
Foreign currency translation gain related to foreign operations, net		—	—	—	—	(2,591)	—	(2,591)
Other comprehensive income for the period		—	—	—	—	(2,591)	—	(2,591)
Total comprehensive (loss) / income for the period		—	—	—	—	(2,591)	(7,245)	(9,836)
Transactions with owners of the company
Issuance of shares		2	193	—	—	—	—	195
Issuance of shares to employees	6	0	111	(111)	—	—	—	0
Share-based payments	6	—	—	2,615	—	—	—	2,615
Balance at 31 December 2018(1)		1,729	249,838	4,665	—	(2,954)	(110,525)	142,753
Initial application of IFRS 16		—	—	—	—	—	(634)	(634)
Balance at 1 January 2019		1,729	249,838	4,665	—	(2,954)	(111,159)	142,119
Loss for the period		—	—	—	—	—	(120,518)	(120,518)
Other comprehensive (loss) / income
Foreign currency translation gain related to foreign operations, net		—	—	—	—	15,235	—	15,235
Other comprehensive income for the period		—	—	—	—	15,235	—	15,235
Total comprehensive (loss) / income for the period		—	—	—	—	15,235	(120,518)	(105,283)
Transactions with owners of the company
Issuance of shares	18	333	418,061	—	—	—	—	418,394
Issuance of shares related to business combination	12	380	651,795	—	—	—	—	652,175
Issuance of convertible bonds	20	—	—	—	23,308	—	—	23,308
Issuance of shares to employees	6	6	916	(3,056)	—	—	3,057	923
Share-based payments	6	—	—	2,848	—	—	—	2,848
Balance at 31 December 2019(1)		2,448	1,320,610	4,457	23,308	12,281	(228,620)	1,134,484
(1)	As amended, refer to Note 2.
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended 31 December
€’000	Note	2019(1)	2018(1)
Loss for the year		(120,518)	(7,245)
Adjustments:
Depreciation and amortisation		35,402	7,726
Gain on joint venture disposal	16	(6,020)	—
Share of profit of joint ventures		—	170
Expense related to share-based payments	5	2,848	2,615
Finance costs recognised in profit or loss	9	15,901	2,082
Net foreign exchange gain	9	396	(788)
Charge for doubtful debt	16	1,204	422
Income tax expense / (income) recognised in profit or loss		34,571	(27,907)
		(36,216)	(22,925)

Movement in working capital
(Increase) / decrease in inventories		163	(2,494)
(Increase) / decrease in trade, other receivables and other current assets		(35,315)	741
Increase / (decrease) in trade and other payables		(23,374)	4,674
Increase in other liabilities		41,078	23,573
Net cash (used in) / generated by operations		(53,664)	3,569

Interest paid		(7,389)	(1,294)
Income taxes paid	10	(2,717)	(5,001)
Net cash used in operating activities		(63,770)	(2,726)

Cash flows from investing activities
Investment in other intangible assets	13	(853)	(899)
Investment in property and equipment	14	(7,597)	(3,607)
Repayments / (proceeds) of loans carried at amortised cost		1,747	(888)
Cash outflow on acquisition, net of cash acquired	12	(489,144)	(124,769)
Investment in equity instruments	15	(7,026)	—
Proceeds / (repayment) from sale of investment in joint venture		6,180	(8)
Net cash used in investing activities		(496,693)	(130,171)

Cash flows from financing activities

Proceeds from issue of ordinary shares	18	430,940	194
Transaction costs related to issue of ordinary shares	18	(11,630)	—
Principal elements of lease payments	2	(8,205)	—
Proceeds from borrowings	20	265,000	149,850
Transaction costs related to the borrowings	20	(6,402)	—
Repayments of the loan related to acquisition		—	(17,326)
Repayments of borrowings	20	(150,000)	—
Net cash generated by financing activities		519,703	132,718

Net decrease in cash and cash equivalents		(40,760)	(179)

Cash and cash equivalents at beginning of year	17	89,558	89,793
Effects of exchange rate changes of cash held in foreign currencies		965	(56)
Cash and cash equivalents at end of year	17	49,763	89,558
(1)	As amended, refer to Note 2.
The accompanying Notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
1 General
Just Eat Takeaway.com is a leading online food delivery marketplace focused on connecting consumers and restaurants through its platform across ten European countries and Israel.
Just Eat Takeaway.com N.V., formerly known as Takeaway.com N.V. and renamed as per 31 January 2020 (the “Company”, “Just Eat Takeaway.com” or “we”), is a public limited liability company incorporated and domiciled in Amsterdam, the Netherlands. The Company and the entities controlled by the Company (its subsidiaries) are referred to herein as the “Just Eat Takeaway.com Group”, with the Company being the ultimate parent. The Company’s ordinary shares are quoted on Euronext Amsterdam (ticker symbol: TKWY) and on the London Stock Exchange since 3 February 2020 (ticker symbol: JET). The Company is registered at the Commercial Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 08142836.
Amounts in these notes to the consolidated financial statements (the “Notes”) are in €’000 unless related to number and/or nominal value of shares, number and fair value elements of share options, or stated otherwise.
2 Basis of preparation
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements do not constitute the Company’s statutory accounts for the years ended 31 December 2019 or 31 December 2018.
The consolidated financial statements were authorised for issue by the Management Board of the Company (the “Management Board”, and members of the Management Board, “Managing Directors”) and Supervisory Board of the Company (the “Supervisory Board”, and members of the Supervisory Board, “Supervisory Directors”) on 30 October 2020.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis unless stated otherwise. Income and expenses are accounted for on an accrual basis.
Reference is made to the significant accounting policies as included in the relevant Notes for more detailed information on the measurement basis. These policies have consistently been applied by the Just Eat Takeaway.com Group entities.
The consolidated financial statements are prepared for the purpose of filing the registration statement on Form F-4 with the U.S. Securities and Exchange Commission, in connection with the proposed acquisition of Grubhub Inc. by the Company via an all-share combination. These consolidated financial statements are not the statutory consolidated financial statements of the Company. The statutory consolidated financial statements were prepared in accordance with IFRS as adopted for use in the European Union by the European Commission and in conformity with Part 9 of Book 2 of the Dutch Civil Code. The statutory consolidated financial statements 2019 were authorised for issue by the Management Board and Supervisory Board on 12 February 2020 and by the shareholders in the Annual General Meeting on 14 May 2020, and the statutory consolidated financial statements 2018 were authorised for issue by the Management Board and Supervisory Board on 13 February 2019 and by the shareholders in the Annual General Meeting on 14 May 2019. Those statutory financial statements, which were audited in accordance with International Standards on Auditing, remain as issued and approved in line with Dutch requirements.
The financial information included in the consolidated financial statements differs from the financial information included in the statutory consolidated financial statements as set out below under “Amendments to 2019 and 2018”.

Basis of consolidation
The consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries).
Control
The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to use its power to affect its returns. All relevant facts and circumstances are considered in assessing whether or not the Company’s voting and share rights in an investee are sufficient to give it power.
Consolidation of a subsidiary begins when control over the subsidiary is obtained and ceases when control over the subsidiary is lost.
Consolidation process
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income and expenses, including any unrealised income and expenses, relating to transactions between members of the Just Eat Takeaway.com Group are eliminated in full upon consolidation.
Income and expenses of subsidiaries acquired/disposed of during the year are included/excluded from the consolidated statement of profit or loss and other comprehensive income (“OCI”) from the date the Company gains/loses control of the subsidiary.
Profit or loss and each component of OCI are attributed to the shareholders of the Company.
Foreign currencies
Functional and presentation currency
These consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.
Foreign currency transactions
In preparing the financial statements of each individual Just Eat Takeaway.com Group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences on monetary items are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognised initially in OCI and reclassified from equity to profit or loss on repayment of the monetary items.
Foreign operations
The assets and liabilities of the Just Eat Takeaway.com Group’s foreign operations, including goodwill and fair value adjustments arising on acquisitions, are translated into euros using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in OCI and accumulated in a foreign currency translation reserve as part of shareholders’ equity.
Going concern
The Management Board has assessed the going concern assumptions of the Just Eat Takeaway.com Group during the preparation of the consolidated financial statements. This assessment includes considerations of the impact of COVID-19, which did not have a negative impact on the Just Eat Takeaway.com Group’s operations or the Just

Eat Takeaway.com Group’s ability to meet any of their current obligations. There are no events or conditions that give rise to doubt the ability of the Just Eat Takeaway.com Group to continue for the period of twelve months after the preparation of the consolidated financial statements. The assessment included knowledge of the Just Eat Takeaway.com Group, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected development in liquidity, debt and capital were considered. Consequently, it has been concluded that it is reasonable to apply the going concern concept as the underlying assumption for the consolidated financial statements.
Amendments to 2019 and 2018
Subsequent to the issue of the consolidated financial statements as of and for the year ended 31 December 2018 on 13 February 2019 and as of and for the year ended on 31 December 2019 on 12 February 2020, the Company identified certain items relating to the years ended 31 December 2018 and 31 December 2019 that have been corrected in the appropriate years in these consolidated financial statements.
Valuation of intangible assets
The Company valued certain identifiable intangible assets arising from the acquisiton of 10bis.co.il Ltd (“10bis”) and the German business of Delivery Hero S.E. consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza. de and Foodora brands in Germany (the “Acquired German Businesses”) using the relief from royalty method and used royalty rates which were prepared by a third party expert which were subsequently discovered to be inaccurate. Incorporation of the updated royalty rates in the valuation models resulted in a change to the value attributed to the identifiable intangible assets as part of the purchase price allocation. Further, the Company had not appropriately translated the Goodwill and identifiable intangible assets arising from the purchase price allocation on the acquisition of 10bis from the functional currency into the reporting currency of euros.
As a result of the above, line items amended in 2019: Goodwill increased by €4.9 million, Other intangible assets decreased by €2.5 million, Deferred Tax Liability increased by €0.6 million, Foreign currency translation related to foreign operations increased by €2.9 million, Depreciation & amortisation expenses decreased by €2.2 million and Income tax expense increased by €0.6 million. Impact on loss per share (basic and diluted) was €0.03.
Line items amended in 2018: Goodwill increased by €12.4 million, Other intangible assets decreased by €19.6 million, Deferred Tax Liability decreased by €4.5 million and Foreign currency translation related to foreign operations decreased by €2.8 million.
Corporate Income Tax adjustments
As part of our revised operating model and legal structure, post the acquisition of certain entities, we incorrectly allocated certain intangible assets between the relevant entities, and, as a consequence, deferred tax assets relating to unabsorbed losses were not recognised which could have been offset against the deferred tax liabilities arising from those intangible assets. In addition, we incorrectly did not factor into our current tax provision our ability to carry back losses at the end of 2018 which was discovered at the time of preparation of our tax return subsequent to the issue of the statutory consolidated financial statements. These corrections related to 2018 current taxes but were identified and initially corrected in the 2019 statutory consolidated financial statements. These corrections have now been recorded in these consolidated financial statements in 2018, the year to which they relate.
As a result of the above, line items amended in 2019: Income tax expense increased by €6.6 million. Impact on loss per share (basic and diluted) was €(0.11).
Line items amended in 2018: Deferred tax assets decreased by €3.1 million, Current tax assets increased by €5.4 million, Deferred tax liability decreased by €4.4 million, and Income tax benefit increased by €6.6 million. Impact on loss per share (basic and diluted) was €0.15.
Other
As part of our review of these consolidated financial statements, we ascertained that we incorrectly offset certain receivables and payables. As a result, Trade and other receivables increased by €1.3 million and Trade and other payables increased by €1.3 million in the 2018 consolidated statement of financial position.

The Company presents an analysis of expenses by nature and accordingly revised its presentation of “cost of sales” (which is a presentation by function) in the previously issued statutory consolidated financial statements to better reflect the nature of the expenses. Accordingly, cost of sales has been disaggregated into “Courier costs” and “Order processing costs” and the related subtotal “Gross profit” has been removed from the consolidated statement of profit or loss and other comprehensive loss.
Other changes include: In the consolidated statement of profit or loss and other comprehensive loss, “Finance expenses” has been disaggregated into “Finance income” and “Finance costs”. In the consolidated statement of financial position, “Property and equipment” has been disaggregated into “Property and equipment” and “Right-of-use assets”; “Other non-current assets” and “Loans carried at amortised cost” have been aggregated into “Other non-current assets”; three separate “Trade receivables” line items and “ Other receivables” have been aggregated into “Trade and other receivables”; and “Trade payables”, “Amounts due to restaurants” and “Other liabilities” have been aggregated into “Trade and other payables”.
Impairment of non-financial assets
The carrying amounts of the assets of the Just Eat Takeaway.com Group are reviewed each reporting period to determine whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of the asset is estimated in order to determine if there is any impairment loss. Goodwill is tested annually for impairment, and whenever an impairment trigger is identified.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating unit (“CGU”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
The recoverable amount is the greater of the fair value less costs to sell and value in use. In assessing the value in use, estimated future cash flows are discounted to present values using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised with regard to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the CGU on a pro-rata basis. An impairment loss of goodwill is not reversed. Regarding other assets, an impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
Receivables are assessed for impairment based on the “expected credit loss” model, refer to Note 22 for further guidance.
Derivative financial instruments
The general policy is not to enter into derivative financial instruments. As at 31 December 2018 and 31 December 2019, no derivative financial instruments were entered into.
Offsetting of financial assets and financial liabilities
Financial assets and liabilities are offset and reported as a net amount in the consolidated statement of financial position when there is a legally enforceable right to offset the amounts recognised and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Just Eat Takeaway.com Group or the counterparty.
Consolidated statement of cash flows
The consolidated statement of cash flows has been prepared using the indirect method. The indirect method implies that the consolidated result for the year is adjusted for items and expenses that are not cash flows and for autonomous movements in operating working capital (excluding impact from business acquisitions). Cash payments to employees and suppliers are recognised as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment related costs, spending on provisions, and income taxes paid on operating activities.
Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortised cost, additions and disposals of joint ventures and equity investments, and from the acquisition of business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.
Cash flows from financing activities comprise the cash receipts of the exercise of share options, and payments for issued shares, debt instruments, and short-term financing.
New accounting standards and developments
In the current period, the Just Eat Takeaway.com Group has mandatorily adopted a number of amendments to IFRS issued by the IASB that are effective for the current accounting period.
The following amendments to standards were applied for the first time in 2019, resulting in consequential changes to the accounting policies and other Note disclosures, where applicable:
•	IFRS 16 Leases
•	IFRIC Interpretation 23 Uncertainty over Income Tax Treatments
•	Amendments to IFRS 9 Prepayment Features with Negative Compensation
•	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
•	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement
•	Annual Improvements to IFRS Standards 2015–2017 Cycle including amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs
IFRIC 23 relates to the accounting of uncertain tax positions. As of 31 December 2019, we do not have uncertain tax positions, included in the consolidated financial statements, that are impacted by the implementation of IFRIC 23.
The amendments to IFRS 9, IAS 28, IAS 19, IFRS 3, IFRS 11, IAS 12 and IFRIC 23 do not have a significant impact on the disclosures or on the amounts reported in these financial statements.
IFRS 16 Leases
The Just Eat Takeaway.com Group has applied IFRS 16 Leases (as issued by the IASB in January 2016) effective as of 1 January 2019. IFRS 16 replaces IAS 17 Leases and IFRIC 4.
IFRS 16 introduces significant changes to lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, except for short-term leases and leases of low-value assets when such recognition exemptions are adopted. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.
Transition
The Just Eat Takeaway.com Group has adopted IFRS 16 using the modified retrospective method, under which the cumulative effect of initial application is recognised in accumulated deficits as at 1 January 2019. Accordingly, the comparatives have not been restated, these are continued to be presented based on IAS 17 and related interpretations.
As a lessee, the Just Eat Takeaway.com Group has adopted a number of key options and practical expedients allowed under IFRS 16, see below.
The associated right-of-use assets were measured on a retrospective basis as if the new rules had always been applied. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.
When measuring lease liabilities, the lease payments are discounted using its incremental borrowing rate as at 1 January 2019. The weighted-average rate applied is 2.49%

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:
€’000	1 January 2019
Assets
Right-of-use assets presented in Property and equipment	14,638
Deferred tax asset	103
Prepayments	—
Total assets	14,741
Liabilities
Lease Liabilities	15,375
Deferred tax liabilities	—
Accruals	—
Total liabilities	15,375
Total adjustment on equity	634
In applying IFRS 16 for the first time, the Just Eat Takeaway.com Group used the following practical expedients permitted by the standard:
•	the application of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•	reliance on previous assessments on whether leases are onerous;
•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases;
•	the accounting for operating leases that are considered of low value (i.e., below €5,000) as leases of low-value assets;
•	the exclusion of initial direct costs for the measurement of the right-of-use asset as at the date of initial application; and
•	the use of hindsight in determining the lease term where the contract contains an option to extend or terminate the lease.
Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.
The Just Eat Takeaway.com Group has elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, the Just Eat Takeaway.com Group relied on its assessments made earlier related to IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”.
The lease liabilities as at 1 January 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:
€’000	31 December 2018
Operating lease commitments	22,310
Discounted using the lessee incremental borrowing rate of at the date of initial application	21,154
Add finance lease liabilities recognised as at 31 December 2018	—
Less short-term leases recognized on a straight-line basis as expense	(126)
Less low-value leases recognised on a straight-line basis as expense	(5,653)
Less adjustment as a result of different treatment of extension and termination options	—
Total	15,375
€’000	1 January 2019
Lease liability recognised
Current lease liabilities	2,999
Non-current lease liabilities	12,376
Total	15,375

Reference is made to Note 23 and 24 for further disclosures on the leases.
The application of IFRS 16 has no impact on the disclosed earnings per share.
New and amendments to standards and interpretations not yet adopted
The following new and amendments to existing standards have been published and are mandatory for periods beginning on or after 1 January 2020 which have not been adopted early in these consolidated financial statements as per 31 December 2019.
•	Amendment to IFRS 3;
•	Amendment to IAS 1 and IAS 8 Definition of Material;
•	Amendments to IFRS 9, IAS39 and IFRS 7 Interest Rate Benchmark Reform
•	Amendments to References to the Conceptual Framework; and
•	Adoption of IFRS 17 Insurance contracts.
It is not expected that the adoption of the amendments and the new standard listed above will have a material impact on the Company’s consolidated financial statements in future periods.
Critical accounting judgements in the application of accounting policies
The preparation of the consolidated financial statements in conformity with IFRS requires the Management Board to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. The application of accounting policies requires judgements that impact the amounts recognised. The following critical judgements were made in the current year:
Principal versus agent revenue recognition
Judgement is required in evaluating the presentation of revenue on a gross or net basis based on whether the Just Eat Takeaway.com Group controls the service provided to the consumer and is the principal in the transaction, or arranges for other parties to provide the service to the consumer and is the agent in the transaction. The Management Board has concluded that the Just Eat Takeaway.com Group is the agent as the Just Eat Takeaway.com Group arranges for the restaurants to provide the service to the consumer. Fulfilment of the food order always remains the responsibility of, and therefore remains within the control of, the restaurant, as the Just Eat Takeaway.com Group does not pre-purchase or otherwise obtain control of the restaurant's goods or services prior to transfer to the consumer. For delivery revenue, the Management Board has concluded that the delivery service is controlled when: (i) the Just Eat Takeaway.com Group has the responsibility for identifying and directing the drivers to perform the delivery services thereby controlling the service before it is transferred to the consumer; and (ii) the Just Eat Takeaway.com Group is primarily responsible to the restaurant for delivering the food to the consumer. As part of the evaluation, the Just Eat Takeaway.com Group also considered that the terms with the restaurant provide the Just Eat Takeaway.com Group with ultimate discretion in setting the transaction price for the delivery services and the sole ability to decline services for delivery.
The majority of the Just Eat Takeaway.com Group’s revenue is recognised at the point in time when the transaction is complete, i.e. when the order is delivered to the consumer and it is probable that the Just Eat Takeaway.com Group will collect the related consideration, being delivery of food to a consumer. The Just Eat Takeaway.com Group typically receives the fees within a short period of time following completion of the transaction. The Just Eat Takeaway.com Group processes the entire transaction amount with the consumer using third party payment service providers (“Payment Service Providers”), and remits the proceeds collected to the restaurants after deducting commissions, delivery and administration fees. Although the Just Eat Takeaway.com Group processes and collects the entire amount of the transaction with the consumer, commission revenue is recorded on a net basis as the Just Eat Takeaway.com Group has concluded that it is acting as an agent. Fees for delivery services charged to the consumer are recognised in revenue with cost incurred in providing the delivery services and processing transactions included in order fulfillment costs as the Just Eat Takeaway.com Group has concluded that it is acting as the principal where the Just Eat Takeaway.com Group controls the delivery service.
Key sources of estimation uncertainty
In general, the judgements, estimates and assumptions are based on market information, knowledge, historical experience and other factors that the Management Board believes to be reasonable under the circumstances. The recognised amounts are based on factors which by default are associated with uncertainties. Actual results may differ from those estimates and may result in material adjustments in the next financial year(s).
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The most significant estimates and assumptions are:
Taxation
As a result of the geographical spread of our operations and the varied, increasingly complex nature of local and global tax law, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within our control.
For each Just Eat Takeaway.com Group entity, the current income tax expense is calculated and (material) differences between the accounting and tax base are determined, resulting in deferred tax assets or liabilities. These calculations may deviate from the final tax assessments, which will be received in future periods.
In determining the amount of current and deferred tax, the impact of uncertain tax positions and whether additional taxes and interest may be due are taken into account. The Just Eat Takeaway.com Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. Tax liabilities are recognised when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognised in the period in which the change occurs. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. Judgements mainly relate to transfer pricing, including inter-company financing, expenditure deductible for tax purposes and restructuring of the assets in order to align the tax and legal structure with the business model of the Just Eat Takeaway.com Group.
A deferred tax asset is recognised to the extent that it is probable that sufficient and suitable future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised. Relevant tax law is considered to determine the availability of the losses to offset against the taxable profits in the future. Recognition of deferred tax assets therefore involves judgement regarding the future financial performance of the entities for which the deferred tax asset has been recognised and is therefore inherently uncertain. See Note 9 for details of the tax losses recognised.
Liabilities in respect of uncertain tax positions, if these would occur, are measured based on interpretation of country-specific tax law and assigning probabilities to the possible likely outcomes and range of taxes payable in order to ascertain a weighted average probable liability. In-house tax experts, external tax experts and previous experience are used to help assess the tax risks when determining and recognising such liabilities.
Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Managing Directors to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.
The carrying amount of goodwill as at 31 December 2019 amounted to €1,101.8 million (31 December 2018: €140.6 million). No impairment loss was recognised during 2019 (2018: nil). Reference is also made to Note 12 for further details.
The Managing Directors believe that the impairment analyses and assumptions used are appropriate in determining that the goodwill is not impaired as at 31 December 2019 and 31 December 2018, respectively.
Impairment of intangible assets other than goodwill
Intangible assets other than goodwill are impaired if the carrying value exceeds the recoverable amount (i.e. the higher of fair value less costs of disposal and value in use). An impairment test is carried out on the intangible asset or CGU where there is an indication of impairment during the year. In such cases, the Managing Directors determine the value in use by estimating the future cash flows expected to arise from the asset or CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.
Changes in the competitive or regulatory environment or changes in technology could result in significant changes to future cash flows expected to arise from the asset or CGU and the suitable discount rate. For example, a new competitor may enter a market, or labour regulations may change. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated.
In 2019, there were no indicators of impairment in relation to the intangible assets other than goodwill. The carrying amount of intangible assets other than goodwill as at 31 December 2019 amounted to €373.2 million (31 December 2018: €107.2 million). No impairment loss was recognised during 2019 (2018: nil).
Business combinations and purchase price allocations
2019
On 1 April 2019, Just Eat Takeaway.com acquired the Acquired German Businesses, for a total consideration of €1,203.7 million consisting of a cash payment and an issuance of 9.5 million ordinary shares. In 2019, the total consideration of €1,203.7 million was transferred. Just Eat Takeaway.com has provisionally determined the purchase price allocation for this business combination leading to the recognition of goodwill of €953.1 million, other intangible assets of €280.9 million, non-current assets of €2.0 million, deferred tax liability of €24.3 million, current tax liability €22.3 million and net working capital of €14.3 million. A subsequent adjustment was made, see Note 12.
The provisional purchase price allocation is based on an estimation of the identifiable assets acquired and liabilities assumed. This estimation requires the Managing Directors to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise, or significant changes may occur during the measurement period. The main reason for being provisional is the settlement of liabilities.
The Managing Directors believe that the assumptions used in the provisional purchase price allocation are appropriate as at 31 December 2019.
2018
On 26 March 2018, Just Eat Takeaway.com fully acquired Hello Hungry AD (“Hello Hungry”) and its subsidiaries BG Menu EOOD (Bulgaria) and Hello Hungry SA (Romania). In 2018, the total consideration of €9.1 million was paid. Just Eat Takeaway.com has determined the purchase price allocation for this business combination leading to the recognition of goodwill of €7.3 million, other intangible assets of €3.3 million and negative net working capital of €1.5 million.
On 21 June 2018, Just Eat Takeaway.com acquired the Swiss operations of Delivery Hero Germany GmbH through the purchase of the entire share capital of Foodarena AG (“Foodarena”).
On 26 September 2018, Just Eat Takeaway.com acquired 100% of the shares in 10bis via the acquisition of Biscuit Holdings Ltd., which owns 80% of the shares in 10bis and via the acquisition of 20% of the shares from the former owner. An aggregate consideration of €121.9 million was paid for this business combination including €6.5 million in contingent consideration. No changes were made to the initial estimate. Just Eat Takeaway.com has determined the purchase price allocation for this business combination leading to the recognition of goodwill of €72.0 million, other intangible assets of €85.2 million, deferred tax liability of €19.6 million and negative net working capital of €15.8 million.
The purchase price allocation is based on an estimation of the identifiable assets acquired and liabilities assumed. This estimation requires the Managing Directors to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value.
The Managing Directors believe that the assumptions used in the purchase price allocation are appropriate as at 31 December 2018 and 31 December 2019.

Useful lives of non-current assets
The useful lives have to be determined for other intangible assets and property and equipment. The useful lives are estimated based upon best practice within the Just Eat Takeaway.com Group and are in line with common market practice. The Just Eat Takeaway.com Group reviews the remaining useful lives of its non-current assets annually.
The uncertainty included in this estimate is that the useful lives are estimated longer than the actual useful lives of the intangible assets and property and equipment, which could possibly result in accelerated amortisation and depreciation in future years and/or impairments at the end of the actual useful lives of the related intangible assets and property and equipment.
Provisions and contingencies
In determining the likelihood and timing of potential cash out flows, the Just Eat Takeaway.com Group needs to make estimates. For claims and litigation, the assessment is based on internal and external legal assistance and established precedents. For contingencies, the Just Eat Takeaway.com Group is required to exercise significant judgement to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings and negotiations between affected parties.
3 Revenue
Revenue is earned through the contracts held with restaurants and through the arrangements entered into with consumers via the Just Eat Takeaway.com Group’s ordering platforms. Revenue is derived principally from commission fees paid by restaurants for use of the Just Eat Takeaway.com Group’s platforms in connecting restaurants to consumers. The primary performance obligation is to connect restaurants with consumers to facilitate the ordering and delivery between the restaurant and the consumer. The contract for supply and purchase of orders is between the consumer and the restaurant, with the Just Eat Takeaway.com Group acting as the agent for the restaurant. Restaurants either deliver the order themselves or the terms of the contract with the restaurant require the Just Eat Takeaway.com Group to provide delivery services for which the Just Eat Takeaway.com Group is entitled to charge a delivery fee to the consumer. Delivery services are performed by the Just Eat Takeaway.com Group. The Just Eat Takeaway.com Group’s arrangement with the consumer requires the Just Eat Takeaway.com Group to transmit orders placed through the use of the Just Eat Takeaway.com Group’s order channels (the Just Eat Takeaway.com Group’s website, related mobile applications and ordering platforms) and provide customer care to the consumers. To a lesser extent, the Just Eat Takeaway.com Group also earns revenue on Promoted placement fees for promotional placement of restaurants on ordering platforms.
The majority of the revenue is recognised at the point in time when the transaction is complete, i.e. when the order is delivered to the consumer and it is probable that the Just Eat Takeaway.com Group will collect the related consideration, being the point the food is delivered to a consumer. The Just Eat Takeaway.com Group typically receives the fees within a short period of time following completion of the transaction. The entire transaction amount is processed with the consumer using Payment Service Providers, and remits the proceeds collected to the restaurant after deducting commissions, delivery and administration fees for example. Although the Just Eat Takeaway.com Group processes and collects the entire amount of the transaction with the consumer, commission revenue is recorded on a net basis as the Just Eat Takeaway.com Group has concluded that it is acting as an agent. Fees for delivery services charged to the consumer are recognised in revenue with cost incurred in providing the delivery services and processing transactions included in order fulfillment costs as the Just Eat Takeaway.com Group has concluded to be acting as a principal for delivery services.
Revenue is measured net of discounts, VAT and other sales-related taxes.
Discount vouchers are offered to a limited number of consumers to acquire, re-engage, or generally increase consumers’ use of the Just Eat Takeaway.com Group’s order channels. Discount vouchers are recognised as a reduction to revenue when the voucher is redeemed by the consumer. As the discount does not establish a contract with the consumer and is in respect of future orders, a liability is not recorded at the point when the discount vouchers are issued. Discount vouchers have an expiry date.

Customer care vouchers are given where there is an unsatisfactory consumer experience. These are recognised as a reduction to revenue when the voucher is awarded as they relate to past orders and therefore a liability is recognised on issuance of the voucher. The liability recognised at the end of each reporting year reflects amounts for customer care vouchers not yet redeemed or credited to a consumer’s account, excluding any which have expired.
There are no significant financing components in the contracts.
Commission revenue
Commission revenue generated from restaurants is earned and recognised when a consumer’s order is delivered, being the point at which no remaining transactional obligations remain. As the Just Eat Takeaway.com Group has determined it is an agent, gross order value placed by consumers is not recognised as revenue, only the commission to which it is entitled is recorded as revenue.
Delivery fee revenue
Delivery revenue is earned when the Just Eat Takeaway.com Group is responsible for providing the food delivery. Where delivery services are provided, all delivery fees are recognised as revenue at the point of order fulfilment to the consumer. This is irrespective of whether the individual making the delivery is the Just Eat Takeaway.com Group’s employee or an employee of a temping agency, as the Just Eat Takeaway.com Group maintains primary responsibility for delivery under any of these arrangements. Delivery fees charged to the consumer are recognised as revenue with the cost incurred in providing the delivery services included within order fulfillment costs.
Other revenue
Other revenue includes mainly fees relating to Online Payment Services, Promoted placement fees, Administration fees and sale of Merchandise. The fees are connected to the orders and invoiced and paid based on the orders, therefore the revenue is recognised at the point in time when the transaction is complete. Merchandise revenue is recognised at the point the goods are delivered, and control has transferred to the restaurants.
The separate components of Other revenue are not material.
€’000	2019	2018
Commission revenue	371,556	209,664
Delivery fee revenue	—	—
Other revenue	44,325	22,650
Revenue	415,881	232,314
Vouchers and discounts as provided to consumers in 2019 amounts to €11.0 million (2018: €7.7 million).
For all revenue streams of the Just Eat Takeaway.com Group, no obligation for return, refunds or other forms of warranty are applicable other than the vouchers issued as described above.
Due to the Just Eat Takeaway.com Group’s highly fragmented participating restaurant base, no single restaurant contributed 10% or more to the Just Eat Takeaway.com Group’s revenue in either 2019 or 2018.
There was no delivery fee revenue in 2019 and 2018 because delivery fees were first introduced in February 2020.
4 Order fulfillment costs
Order fulfillment costs consists of courier costs and order processing costs. The courier costs relate to the delivery and dispatching staff wages and salaries, social security charges and pension premium contributions and temporary staff expenses.
The temporary staff expenses relate to costs of employing couriers without an employment contract directly through the Just Eat Takeaway.com Group.

The order processing costs contains fees charged by external online payment service providers to process online payments for consumers on behalf of the restaurant; order management costs for transmitting orders from consumers to restaurants (such as the costs of the infrastructure, SMS costs and the cost of GPRS printers); the cost of merchandise sold and other delivery expenses.
€’000	2019	2018
Courier costs	69,572	21,370
Wages and salaries	36,400	8,650
Social charges and premiums	8,192	1,821
Temporary staff expenses	24,980	10,899
Order processing costs	41,320	22,356
Online payment services costs	21,366	11,545
Order management costs	13,088	7,293
Other costs	6,866	3,518
Total fulfillment costs	110,892	43,726
5 Staff costs
Staff costs comprise directly attributable costs of staff and Managing and Supervisory Directors (excluding employed couriers, which are included in courier costs), social security charges, pension premium contributions, share-based payments and temporary staff expenses.
Pension premium payments to defined contribution retirement benefit plans are recognised as an expense when employees have rendered services entitling them to the contributions. Pension premiums are paid for by the Just Eat Takeaway.com Group.
The temporary staff expenses relate to costs of employing staff without an employment contract through the Just Eat Takeaway.com Group, e.g. through contractors.
€’000	2019	2018
Wages and salaries	82,801	40,482
Social charges and premiums	13,862	7,272
Pension premium contributions	2,159	783
Share-based payments	2,848	2,615
Temporary staff expenses	10,713	4,807
Total staff costs	112,383	55,959
Share-based payment charges in scope of IFRS 2 are recognised in Staff costs.
The pension costs of the Just Eat Takeaway.com Group are wholly related to defined contribution retirement benefit plans for all qualifying employees of the Just Eat Takeaway.com Group, limiting the Just Eat Takeaway.com Group’s legal obligation to the amount it agrees to contribute during the period of employment. The assets of the plans are held separately from those of the Just Eat Takeaway.com Group in funds under the control of pension insurance companies and pension funds. The defined contribution retirement benefit plans held by the foreign subsidiaries are similar to those held in the Netherlands.
The pension premium contribution payable to the pension provider is recorded as an expense. The capital available for the purchase of a pension equals the investment value as at pension date, which has not been guaranteed by the Just Eat Takeaway.com Group. Based on the administrative regulations, the Just Eat Takeaway.com Group has no other obligations than the annual pension premium payments.
6 Share-based payments
Equity-settled share-based payments to employees and Managing Directors are measured at the fair value of the ordinary shares at the grant date. The Managing Directors refer to the Members of the Management Board.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of ordinary shares and options that will eventually vest, with a corresponding increase in shareholders’ equity. At the end of each reporting period, the Company revises its estimate of the number of ordinary shares and options expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.
LTIPs
The Company has equity-settled performance-based Long-Term Incentive Plans (“LTIPs”) in place for the Management Board to strengthen the alignment with shareholders’ interests. There have been three grants under the LTIPs:
-	LTIP 2017-2019 granted as at 31 December 2016;
-	LTIP 2018-2020 granted as at 31 December 2017;
-	LTIP 2019-2021 granted as at 31 December 2018.
Under these LTIPs, conditional performance options were granted to each Managing Director. These options shall vest three years after the relevant grant date, subject to service conditions and non-market performance conditions to be assessed over a three-year period.
For the different LTIPs, the service condition (being continued employment) is in place as well as the following non-market performing conditions and their relative weights as follows:
Targets
Order growth to exceed 25% per annum in the medium-term	20%
> 30% CAGR over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed order growth after 2016	20%
Positive adjusted EBITDA margin[1] for both Germany and the Company within 2 to 3 years after the IPO[2]	20%
Adjusted EBITDA for the Netherlands to continue to increase after 2016[3]	20%
1	Non IFRS financial measure
2	The positive adjusted EBITDA margin for both Germany and the Company in this context means monthly positive adjusted EBITDA margins (whether or not the full year adjusted EBITDA margins are positive)
3
Following the higher than expected growth of Scoober, also in the Netherlands, we amended the medium-term objective for the Netherlands from “adjusted EBITDA margin for the Netherlands to continue to increase” (LTIP 2017-2019) to “adjusted EBITDA for the Netherlands to continue to increase” (LTIP 2018-2020 and LTIP 2019-2021)

There are no market conditions related to the LTIPs granted before 2020.
Since a variable number of conditional performance options to the value of a fixed amount (either 100% or 75% of the base salary of each Managing Director) is awarded, commonly known as share options “to the value of”, the Company has assessed the impact of the service condition and performance conditions on the long-term incentive costs for the LTIPs. These conditions have no impact on the (grant date) fair value of the conditional performance options themselves but only affect the total estimated long-term incentive costs in each year as the maximum expense is adjusted to reflect estimates of forfeitures of conditional performance options due to e.g. failing to achieve one or more of the non-market performance conditions. Changes in estimates in the achievement of these conditional performance conditions are—different from the (legal) grant—adjusted in the current year by means of a cumulative catch-up. Only at the end of the LTIPs, the final result of the performance conditions will decide the ultimate number of conditional performance options to vest for each of the Managing Directors.

The details of share options granted under the LTIP for Managing Directors as at 31 December 2019 are as follows:
Option series	Number of share options granted	Number of shares options forfeited	Number of shares optioons exercised	Number of share options outstanding as at 31 December 2019	Grant date	Expiry date	Exercise price (in €)	Fair value at grant date (in €)
LTIP 2017-2019	19,417	(3,882)	—	15,535	31 Dec 2016	31 Dec 2026	23.37	453,775
LTIP 2018-2020	33,165	—	—	33,165	31 Dec 2017	31 Dec 2027	49.06	1,627,075
LTIP 2019-2021	31,323	—	—	31,323	31 Dec 2018	31 Dec 2028	54.62	1,710,862
Fair value of conditional performance options under the LTIPs granted in the period
The weighted average fair value of the conditional performance options under the:
-	LTIP 2017-2019 granted as at 31 December 2016 was €0.2 million;
-	LTIP 2018-2020 granted as at 31 December 2017 was €0.7 million; and
-	LTIP 2019-2021 granted as at 31 December 2018 was €0.7 million.
The conditional performance options were priced using the Black-Scholes-Merton option pricing model. The inputs to the model of the conditional performance options were as follows:
	LTIP 2017-2019 Grant date 31-Dec-16	LTIP 2018-2020 Grant date 31-Dec-17	LTIP 2019-2021 Grant date 31-Dec-18
Grant date share price	€ 23.50	€ 50.88	€ 58.80
Exercise price	€ 23.37	€ 49.06	€ 54.62
Expected volatility	33.99%	38.08%	33.69%
Expected dividend yield	0%	0%	0%
Risk-free rate	1.04%	0.55%	0.33%
Vesting period	3 years	3 years	3 years
Assumed life of share options	10 years	10 years	10 years
Fair value at grant date	€ 10.38	€ 24.31	€ 25.74
The assumptions for the LTIPs are based upon publicly available market data and internal information and are as follows:
•	The maximum number of conditional performance options to be granted to the Managing Directors cannot exceed 75% of the base salary of each Managing Director;
•	The exercise price is based on the average of the closing prices of the Company’s shares in the five trading days preceding the grant date;
•	LTIP 2017-2019: Expected volatility is based on the share price development of the Company on an annualised basis;
•
LTIP 2018-2020 and LTIP 2019-2021: Because the Company has limited trading history as a public company, the estimated volatility of its share price is based on published historical volatilities of comparable publicly-traded companies in the Just Eat Takeaway.com Group’s vertical markets (peer group) over ten years;

•	No dividends are expected to be declared during the vesting period;
•	The risk-free rate is based on bonds of the Dutch government;
•	No early vesting of the conditional performance options is expected; and
•	It is expected that each of the Managing Directors will remain in service (no forfeitures).
The LTIP 2017-2019 vested as per 31 December 2019. Based on the relative weight of the targets under the performance conditions, 80% of the granted share options vested.

STAK
The STAK is responsible for the management of the following plans:
•	ESOP for senior management and certain other employees; and
•	Employee bonus shares plan to qualifying employees.
ESOP for employees
The Company has an equity-settled ESOP for senior management and certain other employees (“ESOP Participants”). Under the ESOP, depositary receipts on shares and share options are awarded to ESOP Participants on an annual basis. The vesting of these shares and share options is solely subject to a service condition (continued employment of 2-3 years). The contractual life of the share options is 10 years from the grant date.
The details of share options granted under the ESOP for ESOP Participants as at 31 December 2019 are as follows:
Option series	Number of share options granted	Number of share options forfeited	Number of share options exercised	Number of share options outstanding at 31 December 2019	Grant date	Expiry date	Exercise price (in€)	Fair value at grant date (in€)
1	106,099	(3,814)	(29,631)	72,654	1 January 2017	1 January 2027	23.37	10.38
2	19,510	—	(7,285)	12,225	1 May 2017	1 May 2027	30.86	13.11
3	2,461	—	—	2,461	1 September 2017	1 September 2027	37.50	15.13
4	1,846	—	—	1,846	1 September 2018	1 September 2028	67.76	29.80
5	23,197	(836)	—	22,361	1 January 2019	1 January 2029	54.62	25.74
6	2,003	—	—	2,003	1 May 2019	1 May 2029	77.14	30.47
7	4,884	—	—	4,884	1 September 2019	1 September 2029	84.44	32.85
The details of shares granted under the ESOP for ESOP Participants as at 31 December 2019 are as follows:
Share series	Number of shares granted	Number of shares forfeited	Number of shares exercised	Number of shares outstanding at 31 December 2019	Grant date	Fair value at grant date (in€)
1	128,574	(4,622)	(85,519)	38,433	l January 2017	23.37
2	24,244	—	(19,147)	5,097	1 May 2017	30.86
3	2,454	—	(1,644)	810	1 September 2017	37.50
4	3,247	—	—	3,247	1 September 2018	67.76
5	43,717	(1,576)	—	42,141	1 January 2019	54.62
6	3,164	—	—	3,164	1 May 2019	77.14
7	7,600	—	—	7,600	1 September 2019	84.44
The vesting of the shares and share options under the ESOP is 0% in the first year after the grant date, 67% in the second year after the grant date, and 33% in the third year after the grant date. However, given that the ESOP Participant must remain in service, the long-term incentive costs are spread equally over the service period.
Fair value of share options under the ESOP granted in the period
The weighted average fair value of the share options under the ESOP granted for the period ended 31 December 2019 is €2.3 million (2018: €2.3 million). The share options were priced using the Black-Scholes-Merton option pricing model. The inputs to the model of the share options were as follows:
	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7
Grant date share price	€ 23.50	€ 30.92	€ 39.00	€ 68.10	€ 58.80	€ 76.70	€ 86.85
Exercise price	€ 23.37	€ 30.86	€ 37.50	€ 67.76	€ 54.62	€ 77.14	€ 84.44
Expected volatility	33.99%	32.10%	30.59%	33.74%	33.69%	32.54%	31.93%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Risk-free rate	1.041%	1.147%	0.134%	1.001%	0.334%	0.192%	-0.546%
Vesting period	2-3 years	2-3 years	2-3 years	2-3 years	2-3 years	2-3 years	2-3 years
Assumed life of share options	10 years	10 years	10 years	10 years	10 years	10 years	10 years

The assumptions for the ESOP are based upon publicly available market data and internal information and are as follows:
•	The maximum number of shares and options to be granted to the ESOP Participants is directly linked to the fixed salary of each employee;
•	The exercise price is based on the average of the closing prices of the Company’s shares in the five trading days preceding the grant date;
•	Expected volatility is based on the share price development of a peer group of companies on a ten year basis;
•	No dividends are expected to be declared during the vesting period;
•	The risk-free rate is based on bonds of the Dutch government;
•	No early vesting of the shares and options is expected.
Movements in share options (LTIP and ESOP) during the period
The following reconciles all share options (LTIPs and ESOP) outstanding at the beginning and end of the reporting period:
Movements LTIP
€’000	31-Dec-19 Number of share options	31-Dec-19 Weighted-average exercise price (in €)	31-Dec-18 Number of share options	31-Dec-18 Weighted-average exercise price (in €)
Opening balance	83,905	45.19	52,582	39.57
Grants during the year:
LTIP 2019-2021			31,323	54.62
Vesting during the year:
LTIP 2017-2019	(3,883)	23.37
Forfeitures during the year:
Exercised during the year:
Expired during the year:
Balance at 31 December	80,022	46.25	83,905	45.19
Exercisable at the end of the period	15,535	23.37
Movements ESOP
€’000	31-Dec-19 Number of share options	31-Dec-19 Weighted-average exercise price (in €)	31-Dec-18 Number of share options	31-Dec-18 Weighted-average exercise price (in €)
Opening balance	125,621	25.47	156,331	21.22
Grants during the year	30,565	60.37	3,144	52.53
Vesting during the year
Forfeitures during the year	(836)		(3,814)	(23.37)
Exercised during the year	(36,916)	(24.85)	(30,040)	(6.46)
Expired during the year
Balance at 31 December	118,434	34.85	125,621	25.47
Exercisable at the end of the period	49,899	25.07
Share options exercised during the period
36,916 of these share options were exercised during 2019 (2018: 30,040). The weighted-average share price during 2019 amount to €74.43 (2018: €36.07).
Weighted average remaining assumed life outstanding share options
The share options outstanding as at 31 December 2019 had a weighted average remaining assumed life of 8 years (31 December 2018: 8 years). The exercise prices are between €23.37 and €84.44.

Long-term employee incentive costs
The long-term employee incentive costs can be specified as follows:
€’000	2019	2018
LTIP 2017-2019	71	45
LTIP 2018-2020	266	234
LTIP 2019-2021	250	—
ESOPs	2,261	2,336
Total long-term employee incentive costs	2,848	2,615
Cash flow
The cash flows related to the share options are included in the proceeds from issue of ordinary shares for the amount of €0.9 million (2018: €2.6 million).
7 Other operating expenses
€’000	2019	2018
Marketing expenses	142,853	120,030
Housing expenses	3,740	4,201
Legal expenses	28,671	2,141
Professional service fees	23,949	13,292
Other staff related costs	13,766	7,016
IT related expenses	7,138	4,306
Other operating expenses	12,757	7,605
Total Other operating expenses	232,874	158,591
A total of €2.9 million in earn-out arrangement is included in other operating expenses (2018: €1.1 million). This earn-out arrangement is related to the acquisition of Hello Hungry in Bulgaria and Romania and 10bis in Israel.
Housing expenses in 2019 only include non-lease (“service”) components. In 2018, the lease component included in the housing expenses amounts to €3.1 million.
8 Gain on Joint venture disposal
On 15 February 2019, Just Eat Takeaway.com sold its interest in Takeaway.com Asia B.V. to Woowa Brothers, operators of the Korean market leader “Baedal Minjok”. Gain from the joint venture disposal amounted to €6.0 million. In return for the Just Eat Takeaway.com part of the purchase price it acquired 0.24% in Woowa Brothers Corp. This investment is presented in the statement of financial position in the line “Equity investments”.
9 Finance income and costs
Interest expenses and other finance cost are recognised using the effective interest method. Finance expenses are accounted for on an accrual basis.
€’000	2019	2018
Interest income	34	12
Other Finance Income	21	—
Finance income	55	12
Interest on convertible bond	(10,594)	—
Interest on lease liabilities	(635)	—
Interest on bridge loan	(150)	(57)
Interest on revolving credit facility	(47)	—
Other interest expense	(604)	(148)
Foreign exchange differences	(396)	—
Other finance cost	(3,926)	(1,101)
Finance costs	(16,352)	(1,306)

Finance expenses mainly consist of interest and other charges mainly related to the €250.0 million convertible bonds issued in January 2019 in an amount of €10.6 million.
The weighted average rate on funds borrowed in 2019 is 5.2% per annum (2018: 0%). The Just Eat Takeaway.com Group did not capitalise borrowing costs in 2019 (2018: nil).
10 Income taxes
Income tax expense represents the sum of current and deferred tax expenses.
Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of profit or loss and OCI because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.
The Just Eat Takeaway.com Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Current tax is recognised in profit or loss, except when it relates to a business combination or for items directly recognised in equity or other comprehensive income.
Deferred tax
Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences.
Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.
Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.
Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the Just Eat Takeaway.com Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
The Company is part of the fiscal unity in the Netherlands of which the Company is the parent and pursuant to standard condition has assumed joint and several liabilities for the tax liabilities of the fiscal unity. The Company files a consolidated tax return on behalf of the fiscal unity. No fiscal unity exists in other countries.
Deferred tax is recognised in profit or loss, except when it relates to a business combination or for items directly recognised in equity or other comprehensive income.
The Just Eat Takeaway.com Group offsets deferred tax assets and deferred tax liabilities if the Just Eat Takeaway.com Group has a legally enforceable right to set off current tax assets against current tax liabilities; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
Income tax recognised directly in profit or loss
€’000	2019	2018
Current tax expenses	(14,180)	(2,375)
Deferred tax benefits / (expenses)	(20,391)	30,282
Total tax recognised directly in profit or loss	(34,571)	27,907
In the past, the Just Eat Takeaway.com Group reported losses in its non-Dutch entities and therefore accumulated tax losses in these entities which can be carried forward to offset future taxable income, if any, and if not expired in the relevant countries. As of 2018, the Just Eat Takeaway.com Group implemented a new legal structure to reflect the centralised management and operating model. Subsequently, the transfer pricing policy was aligned with the Just Eat Takeaway.com Group’s operating model and legal structure. As a result, the Dutch entities reported a loss on a consolidated level as of 2018. The non-Dutch entities reported a taxable profit overall, which has been partly offset with the tax losses carried forward in those non-Dutch countries. As of 31 December 2019, the tax declarations of the Dutch fiscal unity were provisional for the years 2016, 2017 and 2018 and at this date there were no uncertain tax provisions recognised.
The current tax expense of €14.2 million relates to the taxable result of the non-Dutch entities for a tax expense of €13.2 million and a tax expense of €1.0 million as a result of a change in accounting estimate. The deferred tax expenses of €20.4 million relate to the offsetting of taxable profits with tax losses in Germany, Poland and the Netherlands and temporary differences in amortisation of intangible assets.
The tax paid in 2019 was €2.7 million compared to €5.0 million in 2018. The difference between the tax cash paid in 2019 with the tax charge of €8.8 million is mainly attributable to the provisional tax declarations and adjustments relating to prior period.
Reconciliation of the effective income tax rate
The activities of the Just Eat Takeaway.com Group are subject to corporate income tax in all countries it is active in, depending on presence and activity. The applicable statutory tax rates of the tax jurisdictions in which the Just Eat Takeaway.com Group operates vary between 10% and 33.9%, which may cause the effective tax rate (“ETR”) to deviate from the Dutch corporate tax rate. The following table presents a reconciliation between the tax charge on the basis of the Dutch tax rate and the ETR.
The income tax expense / benefit for the year reconciled to the accounting loss is as follows:
€’000	2019	%	2018	%
Loss before income tax	(85,947)		(35,152)
Income tax benefit calculated at 25% Dutch income tax rate	21,487	25.0%	8,788	25.0%
Change of unrecognised deferred tax assets	(46,562)	54.2%	(22,582)	64.2%
Tax effect of utilisation of tax losses not previously recognised	—	0.0%	39,456	(112.2%)
Adjustments for tax of prior periods	(1,972)	2.3%	—	0.0%
Tax effect of carry back of tax losses	—	0.0%	5,354	(15.2%)
Effect of non-deductible expenses	(1,821)	2.1%	(726)	2.1%
Effect of different tax rates of foreign subsidiaries	(6,653)	7.7%	(2,388)	6.8%
Other	950	(1.1%)	5	(0.0%)
Income tax (expense)/benefit recognised in profit or loss	(34,571)	(40.2%)	27,907	79.4%
The income tax expense of €34.6 million in 2019 (2018: income tax benefit of €27.9 million) represents an ETR of (40.2%) (2018: 79.4%). This ETR is primarily impacted by the effect of unrecognised deferred tax assets for tax losses, acquisition cost and interest carried forward.

Current tax asset
€’000	2019	2018
Opening balance	5,853	—
Income tax from business combinations	—	199
Income tax prepaid	2,131	550
Income tax benefit / (expense)	(959)	5,104
Balance at the end of the reporting period	7,025	5,853
Income tax benefit in 2018 of €5.1 million mainly relates to an adjustment for €5.4 million to a carry back of 2018 tax-losses of the Dutch entities.
Current tax liabilities
€’000	2019	2018
Opening balance	7,485	4,457
Additions from business combinations	22,250	—
Income tax paid	(586)	(4,451)
Current tax expenses	13,221	7,479
Foreign exchange movements	5	—
Balance at the end of the reporting period	42,375	7,485
The current tax expense of €13.2 million (2018: €7.5 million) relates entirely to the taxable result of the non-Dutch entities and represents the tax charges on profits for the current year. For the disclosure on the additions from business combinations we reference is made to Note 12.
Net deferred tax position
€’000	2019	2018
Deferred tax assets - gross	27,508	26,913
Offsetting	(25,367)	(3,110)
Deferred tax assets - net	2,141	23,803
Deferred tax liabilities - gross	(68,899)	(21,849)
Offsetting	25,367	3,110
Deferred tax liabilities - net	(43,532)	(18,739)
Net deferred tax asset/(liability)	(41,391)	5,064
Deferred tax assets
€’000	Intangibles	Tax losses	Leases	Other	Total
Opening balance 1 January 2018	—	—	—	—	—
Additions from business combinations	—	—	—	88	88
Recognition unused tax losses	—	39,456	—	—	39,456
Utilisation of tax losses	—	(12,631)	—	—	(12,631)
Balance at 31 December 2018	—	26,825	—	88	26,913
Additions from business combinations	9,813	—	—	—	9,813
Utilisation of tax losses	—	(20,107)	—	—	(20,107)
Other movements	(1,962)	641	7,127	44	5,850
Other movements through equity	—	5,039	—	—	5,039
Balance at 31 December 2019	7,851	12,398	7,127	132	27,508

The deferred tax assets mainly relate to the recognition of the unused tax losses:
-
2019: for Germany, Poland and the Netherlands as well as temporary differences related to intangible assets from the acquisitions closed during the year and leases (IFRS 16). The movement during the period mainly relates to the utilisation of the tax losses of Germany and Poland and the release of the deferred tax asset on intangibles as a result of amortisation.

An amount of €9.1 million relating to deductible temporary differences has not been recognised.
-	2018: recognised deferred tax asset of €26.9 million relates to the accumulated unused tax losses in Germany and Poland.
Deferred tax liabilities
€’000	Intangibles	Leases	Other	Total
Opening balance 1 January 2018	5,962	—	—	5,962
Additions from business combinations	19,794	—	—	19,794
Other movements	(3,507)	—	—	(3,507)
Foreign exchange movements	(400)	—	—	(400)
Balance at 31 December 2018	21,849	—	—	21,849
Additions from business combinations	34,492	—	—	34,492
Other movements	(311)	6,655	(794)	5,550
Other movements through equity	—	—	5,039	5,039
Foreign exchange movements through OCI	1,969	—	—	1,969
Balance at 31 December 2019	57,999	6,655	4,245	68,899
The deferred tax liability additions are recognised in relation to the other intangible assets from the acquisition closed during the year, leases (IFRS 16 as implemented in 2019) and in relation to the 2019 Convertible Bonds (as defined in Note 20).
As at 31 December 2019, the Just Eat Takeaway.com Group had no taxable or deductible temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements (2018: none).
The release during the period is related to amortisation of intangible assets.
Unused tax losses
€’000	2019	2018
Takeaway.com N.V. (fiscal unity)	198,913	77,699
yd.Yourdelivery GmbH	18,103	77,329
Sto2 Sp. z.o.o.	4,496	15,663
Takeaway Express GmbH	222	2,131
Other	5,201	1,032
Balance at the end of the reporting period	226,935	173,854
A total of €38.0 million of deferred tax assets for the Netherlands and €0.6 million relating to the other countries have not been recognised as we did not meet the respective recognition criteria at 31 December 2019.
Expiry period of tax losses
€’000	2019	2018
Within 1 year	—	200
In the next 2 to 10 years	208,609	94,194
Over 10 years	—	—
Unlimited	18,326	79,460
Total	226,935	173,854

Following the further integration of the Just Eat Takeaway.com Group’s operations in 2019, the non-Dutch entities and branches reported a profit overall, which partly has been offset with losses carried forward. The unused tax losses of the Just Eat Takeaway.com Group (for which no deferred tax asset has been recognised) originated before 2019, for the amount of €77.7 million, may be carried forward for nine consecutive years, and the unused tax losses arising from 2019, amounting to €97.3 million, may be carried forward for six consecutive years. The unused tax losses of yd.Yourdelivery GmbH (“Yourdelivery”), Takeaway Express GmbH and Takeaway.com Belgium BVBA have no statutory expiration. Of the unused tax losses of Sto2 Sp. z o.o. that originated in 2016, 50% will expire in 2022 and of those tax losses that originated in 2017, 50% will expire in 2023. The other unused tax losses relate to the unused tax losses of Hello Hungry in Bulgaria and Hello Hungry SA in Romania. In Bulgaria tax losses can be carried forward and set off against taxable income over the 5 years following the year in which they were incurred and in Romania unused tax losses can be carried forward for 7 consecutive years. 10bis reported a tax loss in 2019. This loss can be carried forward and set-off without time limit. No unused tax losses will expire in 2020.
11 Operating segments
The Just Eat Takeaway.com Group is organised on a country level for the purpose of conducting its activities. All Just Eat Takeaway.com Group companies perform the same business activities – online food delivery – under a single brand strategy and one platform. Revenues are principally derived from commission fees paid by the restaurants for use of the platform in connecting the restaurants to consumers. The Chief Operating Decision Maker (“CODM”) receives periodically discrete financial information on a country level to be able to monitor the performance of the countries. The CODM is the Management Board at the Just Eat Takeaway.com Group. The Management Board is jointly responsible for making strategic and operating decisions concerning the Just Eat Takeaway.com Group’s business activities. Each country is identified as an operating segment.
Two of the operating segments meet the quantitative criteria for reportable segments, the Netherlands and Germany. The other countries have been combined into an “all other segments” category, which is named ‘Rest of the World’.
The Management Board assesses the performance of operating segments based on revenues, marketing expenses, and adjusted EBITDA. Adjusted EBITDA is the Just Eat Takeaway.com Group’s segment measure of profit or loss to assess segment performance and allocate resources. Adjusted EBITDA reflects an allocation of expenses from supporting functions within the Just Eat Takeaway.com Group per segment. Such allocations have been determined based on relevant measures that reflect the level of benefits of these functions to each of the operating segments. Adjusted EBITDA enables the Management Board to assess the underlying operational performance per segment within the Just Eat Takeaway.com Group and conclude on the effectiveness of the strategy applied, without taking into account depreciation and amortisation, share-based payments, finance income and costs, income tax expenses, share of results from joint ventures, gains on disposal of joint ventures, head office expenses and other expenditures arising from acquisitions and integration costs.
As the operating segments serve only external consumers, there is no revenue from transactions with other operating segments. Finance income and costs and income tax are not allocated to the segments. There is no measure of segment assets and liabilities provided to the Management Board, as most fixed assets and working capital of the Just Eat Takeaway.com Group are managed on a centralised basis, nor any information on depreciation and amortisation.
Since the first half of 2020, head office is no longer allocated to segments and is reported separately, resulting in a change in the way management previously measured adjusted EBITDA for the segment. Head office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources and board. Not included in Head office are costs of global IT and product functions, which are allocated to countries and therefore included in adjusted EBITDA. This change was applied retrospectively to adjusted EBITDA in 2019 and 2018.
€’000	The Netherlands	Germany	Rest of the World	Total segments	Head office	Total consolidated 2019
Revenue	118,870	205,299	91,712	415,881		415,881
Adjusted EBITDA	63,742	19,367	(24,832)	58,277	(46,006)	12,271
Share-based payments						(2,848)
Finance income						55
Finance expense						(16,352)
Gain on joint venture disposal						6,020
Depreciation and amortisation						(35,402)
Acquisition related costs						(40,079)
Integration related costs						(9,612)
Loss before income tax						(85,947)
Other segment information
Marketing expenses	(13,694)	(78,778)	(49,881)	(142,353)	(500)	(142,853)
Acquisition related costs and integration related costs mainly relate to expenditures for external professionals on acquisitions (such as consultants, legal advisors, bankers etc.) and integration of the acquired business and employees (either to keep key employees working at the Just Eat Takeaway.com Group or to reduce number of employees in order to maintain the centralised approach). Acquisition related costs and integration related costs for 2019 related to the acquisitions of the Acquired German Businesses, 10Bis in Israel and Just Eat plc in United Kingdom.
€’000	The Netherlands	Germany	Rest of the World	Total segments	Head office	Total consolidated 2018
Revenue	96,283	83,275	52,756	232,314		232,314
Adjusted EBITDA	58,626	(23,897)	(11,570)	23,159	(34,437)	(11,278)
Share-based payments						(2,615)
Finance income						12
Finance expense						(1,306)
Share of results of joint ventures						(170)
Depreciation and amortisation						(7,726)
Acquisition related costs						(10,796)
Integration related costs						(1,273)
Loss before income tax						(35,152)
Other segment information
Marketing expenses	(11,792)	(71,064)	(37,014)	(119,870)	(161)	(120,031)
Acquisition related costs and integration related costs for 2018 are mainly related to the acquisitions of the Acquired German Businesses in Germany and 10Bis in Israel.
12 Goodwill
Goodwill arises from business combinations and represents the excess of the cost of the acquisition over the Just Eat Takeaway.com Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired company.
Goodwill in respect of equity accounted investees is included in the carrying amount of the investment. Goodwill is measured at cost less accumulated impairment losses.

Allocation of goodwill to CGUs and assumptions applied
Goodwill has been allocated for impairment testing purposes to four CGUs, being Germany, the Netherlands, Israel and Other.
€’000	As at 1 January 2018	Arising on acquisition	Foreign exchange	Fair value adjustments	As at 31 December 2018	Arising on acquisition	Foreign exchange	Fair value adjustments	As at 31 December 2019
CGU the Netherlands	7,019	—	—	—	7,019	—	—	—	7,019
CGU Germany	45,431	—	—	—	45,431	953,094	—	—	998,525
CGU Israel	—	72,022	(1,480)	—	70,542	—	8,157	—	78,699
CGU Other	9,819	7,869	(58)	—	17,630	—	45	(123)	17,552
Total goodwill	62,269	79,891	(1,538)	—	140,622	953,094	8,202	(123)	1,101,795
Goodwill is impaired if the carrying value exceeds the recoverable amount (i.e. the higher of fair value less costs of disposal and value in use). The recoverable amount of the cash-generating units is determined based on a value in use calculation which uses cash flow projections based on financial budgets and estimates approved by the Managing Directors covering a ten-year period (CGU Germany, CGU Israel and CGU Other), and a five-year period (CGU the Netherlands). The key assumptions on which these budgets are based are as follows:
2019	The Netherlands	Germany	Israel	Other
Forecast period	5 years	10 years	10 years	10 years
Average revenue growth per annum in the first five years of planning period (CAGR)	12.5%	20.7%	25.4%	23.0%
Average revenue growth per annum in the second five years of planning period (CAGR)	n.a.	15.0%	18.5%	16.8%
Long-run adjusted EBITDA margin	52.0%	30.0%	40.0%	20.0%
Perpetual growth rate (%)	1.4%	1.5%	1.7%	2.1%
Pre-tax WACC (%)	11.4%	12.2%	11.1%	13.2%
2018	The Netherlands	Germany	Rest of the World
Forecast period	5 years	10 years	10 years
Revenue growth per annum in the first five years of planning period (CAGR)	9.6%	24.0%	25.9%
Revenue growth per annum in the second five years of planning period (CAGR)	n.a.	4.9%	4.2%
Long-run marketing as % of sales	13.0%	25.0%	27.9%
Perpetual growth rate (%)	1.2%	1.3%	1.2%
WACC (%)	9.9%	11.0%	10.5%
The ten-year period for CGUs Germany, Israel (2018 not a separate CGU) and Other is used as these CGUs operate in underpenetrated and immature markets with observable growth rates, significantly exceeding perpetual growth rates. CGU the Netherlands operates in a more stable state of business with sustainable adjusted EBITDA margins approximating long-run adjusted EBITDA margins; as other CGUs are in more volatile and growth stages, reaching stable adjusted EBITDA margins will take 10 years. A stable state of business is measured via penetration in a market. Penetration mainly affects revenue and marketing expenses and therefore we consider the financial metric adjusted EBITDA margin as the most appropriate financial measure to conclude on the stable state of a market. Adjusted EBITDA margin above 20%, depending on the different market situations, is considered to be an indicator of a stable state of business.
Revenue growth for all CGUs is determined based on detailed planning on consumer cohort level, consistent with past experience (first three years) and management estimates based on market size and competitive position (fourth year and beyond). Considering the Just Eat Takeaway.com Group’s Dutch business has been in operation for 18 years and still achieves annual revenue growth in excess of 23% (2018: 30%), the revenue growth estimates applied in the long-run are our best estimate.

2019: Development of long-run adjusted EBITDA is another key determinant of future free cash flows. The Just Eat Takeaway.com Group expects the long-term adjusted EBITDA percentage of revenue for the Netherlands to remain at the current level. Management believes that Germany will trend towards the adjusted EBITDA margin for the Netherlands over time, as there is no structural reason for adjusted EBITDA margins for Germany to be lower over the long run. Taking into account the immature state for CGU Germany, our best estimate was used and a long-term adjusted EBITDA margin of 30% was applied for impairment testing. Israel has been acquired with an adjusted EBITDA margin of 40%. Due to the introduction of Scoober and investing in marketing, the observable adjusted EBITDA margin has decreased, but management expects to restore the adjusted EBITDA margin to acquisition levels through the investments. For Other markets, management considers a return of 20% realistic within the ten-year term.
2018: Apart from revenue growth, the key determinant of profit in the long run is the development of marketing expenses. In the Netherlands, marketing expenses was 14% of revenue, compared to 86% in Germany and 72% in Rest of the World. This was primarily related to the relative competitive intensity in each market and our market share in those markets. The majority of marketing expenses in Germany and Rest of the World were focused on acquiring new consumers. As brand awareness and the base of active consumers grows, the amount of marketing on a per order basis is expected to decline as more orders will come from returning rather than new consumers. As the business model is relatively new, there are limited examples of the long-run marketing cost in comparable markets, therefore we have applied a higher level in Germany and Rest of the World than the level in the Netherlands due to the higher level of competition in Germany and Rest of the World.
The weighted average cost of capital (“WACC”) is determined based on target capital structure of 96% equity (2018: 100%), where costs of equity are determined by capital asset pricing model (“CAPM”). A higher WACC has been applied to CGU Germany and CGU Other compared to CGU the Netherlands, due to the greater risk associated with the cash flows for these CGUs .
The cash flows beyond the forecast period have been extrapolated using a perpetual growth rate. These growth rates don’t exceed the long-term average growth rate for each product industry or country in which the entity operates, or for the market in which the asset is used.
Sensitivity analysis 2019
The impairment testing also includes an assessment if a reasonably possible change in the key assumptions would cause the carrying amount to exceed the recoverable amount for each of the group of CGUs to which goodwill is allocated. Decrease in demand can lead to a decline in revenue and adjusted EBITDA margin. Change in WACC and perpetual growth rates can lead to lower recoverable amounts. The following changes in assumptions are assessed:
-	Decrease in revenue by 5%
-	Decrease in long-run adjusted EBITDA margin by 5%
-	Increase in WACC by 1%
-	Decrease in perpetual growth rate by 1%
Based on the sensitivity analysis performed, it has been concluded that any of these changes in the key assumptions (as described above) would in isolation not require an impairment for CGU the Netherlands and CGU Israel. Reasonably possible changes in long-run adjusted EBITDA margin and perpetual growth rate would not require an impairment for CGU Germany.
CGU Germany
The estimated recoverable amount exceeded its carrying amount by €126 million. A decrease of less than 5% in revenue or an increase of less than 1% in the WACC would result in the value of the estimated recoverable amount to fall to the level of the carrying amount.
CGU Other
The estimated recoverable amount exceeded its carrying amount by €6 million. A reasonably possible change in any of the individual assumptions as mentioned above with the mentioned ranges would result in the value of the estimated recoverable amount to fall below the level of the carrying amount.

Sensitivity analysis 2018
The impairment testing also includes an assessment if a reasonably possible change in the key assumptions would cause the carrying amount to exceed the recoverable amount. A negative variance of 1% on the perpetual growth rate, or an increase in the WACC of 3%, would not cause the recoverable amount to end below the carrying amount.
Business combinations
Acquisitions of business combinations are accounted for using the acquisition method. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are recognised in profit or loss as incurred.
Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.
When the consideration transferred by the Just Eat Takeaway.com Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as shareholders’ equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within shareholders’ equity.
Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in profit or loss.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Just Eat Takeaway.com Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.
Business combinations 2019
On 1 April 2019, Just Eat Takeaway.com acquired 100% of the Acquired German Businesses, and this acquisition is allocated to CGU Germany. Both entities operated portals for the online ordering of takeaway meals and beverages with restaurants in Germany. The total consideration amounts to €1,203.7 million and consists of a cash payment and an issuance of 9.5 million ordinary shares in the Company. In 2019, the total consideration was transferred.
The fair values of the identifiable assets and liabilities as at acquisition date for the acquisitions were based on the outcome of the provisional purchase price allocation. Therefore, the fair value of the identifiable assets and liabilities was determined provisionally and was subject to change. The purchase price allocations were finalised within 12 months from the acquisition date.
Just Eat Takeaway.com determined the purchase price allocation for this business combination to be goodwill of €953.1 million, other intangible assets of €280.9 million, non-current assets of €2.0 million, deferred tax liability of €24.2 million, current tax liabilities of €22.3 million and net working capital of €14.3 million. The nominal value of the acquired trade and other receivables at acquisition date amounts to €6.7 million.
Goodwill recorded in connection with the acquisition represents future economic benefits of anticipated synergies, future market developments and knowhow specific to the Just Eat Takeaway.com Group arising from assets that do not qualify for separate recognition as intangible assets. The goodwill arising on these acquisitions is not tax deductible.

The primary reason for the significant business combination is to further strengthen Just Eat Takeaway.com Group’s market share and enhance proposition for both consumers and (partner) restaurants in Germany.
Business combinations 2018
On 26 March 2018, the Just Eat Takeaway.com Group fully acquired Hello Hungry and its subsidiaries BG Menu EOOD (Bulgaria) and Hello Hungry SA (Romania). This acquisition is allocated to CGU Rest of the World. Hello Hungry operates a portal for the online ordering of takeaway meals and beverages with restaurants in Bulgaria and Romania. In 2018, the total consideration of €9.1 million was paid. Just Eat Takeaway.com has determined the purchase price allocation for this business combination leading to the recognition of goodwill of €7.3 million, other intangible assets of €3.3 million, and negative net working capital of €1.5 million. A loan related to the Hello Hungry acquisition of €1.3 million was repaid. The measurement period ended on 26 March 2019 and no changes were made to the provisional amounts recorded.
On 21 June 2018, Just Eat Takeaway.com acquired the Swiss operations of Delivery Hero Germany GmbH through the purchase of the entire share capital of Foodarena and included this acquisition in the Rest of the World CGU. The measurement period ended 21 June 2019 and no changes were made to the provisional amounts recorded.
On 26 September 2018, Just Eat Takeaway.com acquired 100% of the shares in 10bis via the acquisition of Biscuit Holdings Ltd., which owns 80% of the shares in 10bis and via the acquisition of 20% of the shares from the former owner. This acquisition is allocated to CGU Israel. 10bis is the leading online food marketplace in Israel in terms of GMV that provides employee meal benefit plans to corporations. An aggregate consideration of €121.9 million was paid for this business combination. Just Eat Takeaway.com determined the purchase price allocation for this business combination to be goodwill of €72.0 million, other intangible assets of €85.2 million, deferred tax liability of €19.6 million, and negative net working capital of €15.8 million. A loan related to 10bis acquisition of €16.0 million has been repaid. The measurement period ended on 26 September 2019 and no changes were made to the provisional amounts recorded.
Goodwill recorded in connection with the 2018 acquisitions represents future economic benefits specific to the Just Eat Takeaway.com Group arising from assets that do not qualify for separate recognition as intangible assets. Goodwill has been determined based on the value in use method. The goodwill is not deductible for tax purposes.
The primary reason for the significant business combinations is to further strengthen the Just Eat Takeaway.com Group’s market share in Switzerland and to expand the business to Israel, Romania and Bulgaria. Furthermore, 10bis has proven B2B technology which will be integrated with the Just Eat Takeaway.com Group offering to unlock a significant new addressable market in Europe.

Aggregation of business combinations in the current year
As at acquisition date the fair values of assets, liabilities and cash flow on account of these acquisitions were as follows:
€’000	Total 2019	10bis	Other	Total 2018
Consideration paid in cash	551,529	121,888	10,844	132,732
Equity payment (9,500,000 ordinary shares)	652,175	—	100	100
Total consideration	1,203,704	121,888	10,944	132,832
Intangible assets	280,877	85,228	4,789	90,017
Non current assets	2,042	1,022	91	1,113
Trade and other receivables	6,762	16,911	209	17,120
Trade and other payables	(24,169)	(25,255)	(2,347)	(27,602)
Other liabilities	(30,719)	(15,970)	—	(15,970)
Current tax liability	(22,318)	—	—	—
Deferred tax liability	(24,250)	(19,602)	(123)	(19,725)
Cash and cash equivalents	62,385	7,532	456	7,988
Total fair value of net identifiable assets and liabilities	250,610	49,866	3,075	52,941
Goodwill recognised	953,094	72,022	7,869	79,891
For the newly issued ordinary shares reference is made to Note 18 for further information.
Contribution of acquisitions
2019
Shortly after the acquisition of the Acquired German Businesses, the websites of the German businesses acquired (e.g. lieferheld.de, pizza.de and foodora.de) were migrated to lieferando.de, from which time it was no longer possible to separate the revenues and results of these websites. The combined revenue and loss of the period of the Just Eat Takeaway.com Group and the Acquired German Businesses would have amounted to €444.7 million and €130.1 million respectively, if the acquisition date had been 1 January 2019. These amounts have not been adjusted for any additional depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from 1 January 2019.
2018
Shortly after their acquisition, the websites of the Swiss operations of Delivery Hero (foodarena.ch), BG Menu (bgmenu.com) and Hello Hungry SA (oliviera.ro) were integrated into the Just Eat Takeaway.com Group.
From the acquisition date, the revenue of 10bis amounted to €3.8 million and the net income of 10bis amounted to €0.7 million. The revenue of Hello Hungry and its subsidiaries amounted to €1.5 million from the acquisition date and the loss amounted to €0.2 million from the acquisition date. The results of Foodarena could not be separated. The combined revenue and loss of the Just Eat Takeaway.com Group and the acquired businesses of 10bis and Hello Hungry in 2018 would have amounted to €251.3 million and €10.2 million, respectively, if the acquisition date for all business combinations that occurred during the year had been 1 January 2018. These amounts have not been adjusted for any additional depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from 1 January 2018.
Total acquisition-related costs for the completed and announced acquisitions in 2019 amounted to €40.1 million (2018: €10.8 million). The acquisitions costs are fully recognised in Other operating expenses, reference is made to Note 12.
Provisional fair value accounting
The fair value of the identifiable assets and liabilities will be revised if new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, identified adjustments to the above amounts, or for any additional provisions that existed at the acquisition date.

In 2019 the following subsequent changes in purchase price accounting after acquisition date were:
-
€5.5 million increase of goodwill and trade and other liabilities in relation with the acquisition of the Acquired German Businesses. This relates to the classification of a liability as an external liability instead of an intercompany liability. The cashflow movement is part of the movement in working capital.

-	€0.1 million decrease of goodwill and deferred tax liability in relation to the acquisition of Foodarena.
Subsequent changes in purchase price accounting for the 2018 acquisitions were not material.
Contingent considerations
Acquisitions completed in 2019 did not result in a contingent consideration (2018: €0.1 million). The contingent consideration of the 10bis acquisition was paid in June 2019.
Cash flows on acquisitions
The cash flows, net of cash acquired in the business combinations, on acquisitions were related to consideration (excluding contingent considerations) paid amounting to €489.1 million in relation to the Acquired German Businesses in 2019 (2018: €124.8 million mainly relating to 10bis).
13 Other intangible assets
Intangible assets acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over the assets’ estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any change in estimates being accounted for on a prospective basis.
Software under development is carried at cost and recognised when technological feasibility is achieved, when it is probable that future economic benefits, attributable to the asset, will flow to the Just Eat Takeaway.com Group and when the cost can be measured reliably. Amortisation will start when the software is ready for use. Where these conditions are not met the amounts are expensed as incurred.
We have the following classes of intangible assets with accompanying useful lives:
•	Trade names: 5-20 years
•	Consumer list: 3-19 years
•	Restaurant database: 10 years
•	Technology platforms: 5-20 years
•	Other: 0-10 years
An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination and recognised separately from goodwill are initially recognised at their fair values at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.
€’000	Trade names	Consumer lists	Restaurant databases	Technology platforms	Other	Total
Cost
Balance at 1 January 2018	8,793	24,245	1,651	—	2,996	37,685
Additions	—	—	—	—	878	878
Additions from business combinations	12,415	66,127	2,061	9,414	—	90,017
Additions from acquisitions	—	11	—	—	11	22
Foreign exchange movements	(263)	(1,266)	(10)	(193)	—	(1,732)
Reclassifications	—	—	—	—	—	—
Balance at 31 December 2018	20,945	89,117	3,702	9,221	3,885	126,870
Additions	—	—	—	—	853	853
Additions from business combinations	4,800	248,200	27,877	—	—	280,877
Additions from acquisitions	—	48	—	—	24	72
Foreign exchange movements	1,313	6,314	135	1,005	—	8,767
Balance at 31 December 2019	27,058	343,679	31,713	10,226	4,762	417,439
Accumulated amortisation
Balance at 1 January 2018	(1,613)	(10,741)	(299)	—	(932)	(13,585)
Amortisation expense	(651)	(4,061)	(239)	(118)	(1,054)	(6,122)
Foreign exchange movements	4	26	0	4	—	35
Balance at 31 December 2018	(2,261)	(14,776)	(537)	(113)	(1,986)	(19,672)
Amortisation expense	(1,867)	(18,654)	(2,440)	(498)	(1,055)	(24,513)
Foreign exchange movements	(5)	(34)	(1)	(3)	—	(43)
Balance at 31 December 2019	(4,132)	(33,463)	(2,978)	(615)	(3,041)	(44,229)
Balance at 31 December 2018	18,684	74,342	3,165	9,108	1,900	107,198
Balance at 31 December 2019	22,926	310,216	28,735	9,612	1,722	373,210
Trade names, consumer list, restaurant database and the technology platform relate primarily to the acquired intangible assets of the Acquired German Businesses, Yourdelivery (Germany and Poland) and 10bis in Israel.
Intangible assets other than goodwill are impaired if the carrying value exceeds the recoverable amount (i.e. the higher of fair value less costs of disposal and value in use). An impairment test is carried out on the intangible asset or CGU where there is an indication of impairment during the year. In such a case, the Managing Directors determine the value in use by estimating the future cash flows expected to arise from the asset or CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. In 2019, there were no indicators of impairment in relation to the intangible assets other than goodwill, therefore no impairment losses were recognised (2018: nil). No research and development expenditures are capitalised during 2019 (2018: nil).
14 Property and equipment
Property and equipment are presented at cost less accumulated depreciation and, if applicable, less impairments in value. Depreciation is based on the estimated useful life and calculated as a fixed percentage of cost, taking into account any residual value. Depreciation is recognised from the date an asset comes into use.
The following useful lives are used in the calculation of depreciation:
•	Leasehold improvements: 3-13 years
•	Other equipment: 1-13 years
The economic useful lives of the leasehold improvements have been aligned with the lease period agreed with the landlords.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.
€’000	Leasehold improvements	Other equipment	Total
Cost
Balance at 1 January 2018	2,915	3,619	6,534
Additions	1,006	2,622	3,628
Additions from business combinations	713	365	1,078
Disposals	—	(12)	(12)
Balance at 31 December 2018	4,634	6,594	11,228
Additions	3,224	4,373	7,597
Additions from business combinations	523	230	753
Disposals	—	(765)	(765)
Foreign exchange movements	87	71	158
Balance at 31 December 2019	8,468	10,503	18,971
Accumulated amortisation
Balance at 1 January 2018	(976)	(1,594)	(2,570)
Depreciation expense	(732)	(885)	(1,617)
Reversal of accumulated depreciation on disposals		12	12
Balance at 31 December 2018	(1,708)	(2,467)	(4,175)
Depreciation expense	(1,180)	(2,056)	(3,236)
Reversal of accumulated depreciation on disposals		652	652
Foreign exchange movements	(14)	20	6
Balance at 31 December 2019	(2,902)	(3,851)	(6,753)
Balance at 31 December 2018	2,926	4,127	7,053
Balance at 31 December 2019	5,566	6,652	12,218
The contractual commitments on leasehold improvements amount to €0.9 million in 2019.
15 Equity investments
The contractual terms of the equity investment do not give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. The Just Eat Takeaway.com Group holds the asset within the strategic business model whose objective is neither collecting contractual cash flows nor selling financial assets. The Just Eat Takeaway.com Group at initial recognition accounted for its equity investment at fair value through profit or loss. The equity investment for which the fair value is measured and disclosed, is categorised within the fair value hierarchy, see also Note 22. Valuation techniques to determine the fair value is derived from this categorisation.
On 6 March 2019, Just Eat Takeaway.com acquired 25,854 shares of Woowa Brothers Corp. representing an equity investment of 0.24% for an amount of €7.0 million. During the period no changes were observed in the fair value of the investment. Fair value of the equity investment approximates its carrying amount as there were no significant changes in the measurement inputs and / or observable market transactions since its fair value was determined upon initial recognition.
The fair value is determined using the observable investments made in the company based on the register of shareholder. The last observable investment was made by Just Eat Takeaway.com. Before the end of the year, an offer was made for the shares of Woowa Brothers Corp. which was still conditional and subject to approval of the general meeting and therefore was not included in the shareholders’ register. The fair value of this investment was categorised as level 2 as at 31 December 2019.

16 Trade receivables, other receivables and other current assets
Trade receivables and other receivables are initially recognised at fair value, and subsequently measured at amortised cost (if the time value is material), using the effective interest method, less a provision for impairment. Loss allowance for trade receivables is equal to lifetime expected credit losses (“ECL”). The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised within other operating expenses. When a trade receivable is uncollectible, it is written off against the allowance account for doubtful debts. Subsequent recoveries of amounts previously written off are credited against other operating expenses.
Trade receivables and other receivables
Trade receivables from online payment service providers relate to online payments of orders by consumers settled through external contracted online payment service providers.
Trade receivables from corporate accounts relate to monthly invoicing of corporate businesses whose employees use the Just Eat Takeaway.com Group’s platform to order lunch.
€’000	2019	2018
Trade receivables online payment service providers	13,785	7,941
Trade receivables corporate accounts	23,934	17,716
Trade receivables restaurants	1,655	971
Other receivables:
Accrued revenue	2,620	2,102
VAT receivable	1,725	37
Closing balance	43,719	28,767
The closing balance of the trade receivables corporate accounts is as follows:
€’000	2019	2018
Gross Trade receivables corporate accounts	24,132	17,854
Allowance for doubtful debts	(198)	(138)
Closing balance	23,934	17,716
For the corporate accounts the movement in the allowance for doubtful debts expense is as follows:
€’000	2019	2018
Opening balance	138	—
Additions	60	138
Write-offs	—	—
Closing balance	198	138
The closing balance of the trade receivables restaurants is as follows:
€’000	2019	2018
Gross Trade receivables restaurants	2,393	1,481
Allowance for doubtful debts	(738)	(510)
Closing balance	1,655	971
For the restaurants the movement in the allowance for doubtful debts expense is as follows:
€’000	2019	2018
Opening balance	510	835
Additions	1,144	422
Write-offs	(916)	(747)
Closing balance	738	510

No doubtful debts for trade receivables from online payment service providers and for prepaid expenses and other receivables, were deemed necessary as at 31 December 2019 (31 December 2018: nil). None of the trade receivables that have been written off are subject to enforcement activities (2019 and 2018: none).
The average credit period on sales of services is 30 days. No interest is charged on receivables. The Just Eat Takeaway.com Group has recognised an allowance for doubtful debts of 100% against all receivables over 365 days because historical experience has shown that receivables that are past due beyond 365 days are not recoverable.
There has been no change in the estimation techniques or significant assumptions made during the current reporting period.
Receivables disclosed above include amounts (see below for ageing analysis) that are past due at the end of the year for which the Just Eat Takeaway.com Group has not recognised an allowance for doubtful debts. Age of receivables past due but not impaired as at 31 December 2019 and 31 December 2018 is specified as follows:
€’000	2019	2018
31-90 days	511	361
91-180 days	334	216
181-365 days	222	142
Closing balance	1,067	719
Average age (in days)	28	26
For the trade receivables outstanding past due for more than 90 days but less than 365 days we concluded that these are still recoverable, as there is no history of impairment for this age category.
Trade receivables of the Just Eat Takeaway.com Group have no significant financing component. Based on the requirements we determine the allowance under the simplified approach (i.e. lifetime allowance).
There were no individually impaired receivables in 2019 and 2018 which have been placed under liquidation.
The following table details the risk profile of trade receivables based on the Just Eat Takeaway.com Group’s provision matrix. As the Just Eat Takeaway.com Group’s historical credit loss experience does not show significantly different loss patterns for different segments, the provision for loss allowance based on past due status is not further distinguished between segments.
Category	ECL rate
Not overdue	5%
31-60 days	5%
61-90 days	15%
91-180 days	30%
181-365 days	70%
over 365 days	100%
Other current assets
€’000	2019	2018
Prepaid Expenses	12,330	3,001
Deposits	183	194
Other	19,984	676
Closing balance	32,497	3,871
Other includes €20.0 million (2018: nil) listing related costs to be accounted for through equity upon completion of the Just Eat acquisition, see Note 28.

17 Cash and cash equivalents
Cash and cash equivalents are stated at face value and comprise cash balances, deposits held on call with banks, and other short-term highly liquid investments (maturity less than 3 months from acquisition date) that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
€’000	2019	2018
Cash and cash equivalents	31,788	77,758
Cash balances held by Stichting Derdengelden	17,975	11,800
Closing balance	49,763	89,558
As at 31 December 2019, the Just Eat Takeaway.com Group had issued bank guarantees amounting to €0.6 million (31 December 2018: €0.6 million), and had issued no letters of credit (31 December 2018: nil). Cash and cash equivalents are not restricted in relation to cross-border cash movements or repatriation due to tax complications.
The Stichting Derdengelden Takeaway.com acts as trustee. The Stichting Derdengelden Takeaway.com collects the entire value of the order paid by the consumer through third party payment service providers and remits the proceeds collected to the restaurants after deducting commissions, delivery and administration fees. The value of the order to be remitted to the restaurant and held by Stichting Derdengelden Takeaway.com represents restricted cash and is recognised in trade and other payables.
18 Capital and reserves
Share capital
Ordinary share capital is classified as share capital.
Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option and any dividends are discretionary.
Share premium
Share premium is the excess of the amount received by the Company over and above the nominal value of its ordinary and preference shares issued. Incremental costs directly attributable to the issue of new shares are shown in shareholders’ equity as a deduction, net of tax, from the proceeds and are presented in share premium.
Authorised share capital
The authorised share capital as at 31 December 2019 of the Company amounted to €7.0 million, divided into 87,500,000 ordinary shares with a nominal value of €0.04 each and 87,500,000 cumulative preference shares with a nominal value of €0.04 each.
Ordinary share capital
The Company had issued 61,206,450 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €2,448,258 as at 31 December 2019 (31 December 2018: 43,218,234 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €1.7 million). All ordinary shares have been issued and paid-in.
	2019	2018
Opening balance	43,218,234	43,183,176
Issued during the year:
Capital rise in form of accelerated bookbuilding	8,350,000	—
Equity payment for German Deliver Hero Businesses	9,500,000	—
ESOP shares vested	101,300	5,018
ESOP options exercised	36,916	30,040
Closing balance	61,206,450	43,218,234

The 17.97 million ordinary shares issued during the period mainly relate to the issuance of 8.35 million shares to the amount of €430 million at an issue price of €51.50 per new share, for the financing of the cash-portion of the purchase price for the Acquired German Businesses by means of an accelerated book building in January 2019 as well as issuance of a total of 9.5 million ordinary shares to the amount of €652 million at an issue price of €68.65 per new share for the share-portion of the purchase price. The total issuance costs for the accelerated bookbuild offering amounted to €11.6 million. In addition, in 2019 ordinary shares were issued due to the vesting of shares and the exercise of share options under the ESOP.
Preference share capital
The Company had not issued outstanding preference shares as at 31 December 2019 and 31 December 2018.
Call option cumulative preference shares
As at 31 December 2019, the Company had granted a call option to purchase cumulative preference shares to the Stichting Continuiteit Takeaway.com (the “Foundation Continuity”) for an indefinite period. Both the Company and the Foundation Continuity can terminate the call option at any time by giving six months prior written notice, with the effect from the end of a calendar year. On each exercise of the call option, the Foundation Continuity is entitled to acquire from the Company up to a maximum number of cumulative preference shares corresponding to 100% of the issued ordinary shares at the time of an exercise of the call option which are held by parties other than the Foundation Continuity, the Company or any of the Company’s subsidiaries minus the number of cumulative preference shares already held by the Foundation Continuity at that time (if any).
The Foundation Continuity may exercise the call option repeatedly, each time up to the aforementioned maximum. The call option can, inter alia, be exercised by the Foundation Continuity in order to:
•	Prevent, delay or otherwise complicate an unsolicited takeover bid for or an unsolicited acquisition of ordinary shares by means of an acquisition at the stock market or otherwise; and/or
•	Prevent and countervail concentration of voting rights in the General Meeting; and/or
•	Resist unwanted influence by and pressure from shareholders to amend the strategy of the Management Board; and/or
•
With respect to the foregoing, to give the Management Board and the Supervisory Board the opportunity to consider and to explore possible alternatives and, if required, to work these out and to implement one or more alternatives if any of the above events is occurring or threatening to occur and considered to be unsolicited and not in the interest of the Company, its undertaking and the companies affiliated with it, according to the (provisional) judgement of the management board of the Foundation Continuity, and to enable the Company to (temporarily) neutralise the effects of such events.

Upon issue of cumulative preference shares, such shares will be paid-up in full at the expense of the reserves of the Company, unless the Foundation Continuity determines in the exercise notice that the cumulative preference shares will be paid-up in cash.
The Management Board is of the opinion that the call option does not represent a significant value as meant in IAS 1, paragraph 31, due to the fact that the likelihood that the call option will be exercised is remote. In the remote event that the call option is exercised, the cumulative preference shares that are issued are intended to be cancelled shortly after issuance (within a period of year). The call option has no value at balance sheet date.
Share premium
The share premium reserve amounted to €1,320.6 million as at 31 December 2019 (31 December 2018: €249.8 million). The movement is due to the issuance of new shares following the accelerated bookbuild offering to partially finance the acquisition of the Acquired German Businesses, and the payment of an exercise price above the nominal value of the ordinary shares upon exercise of share options.
Option premium on convertible bonds
This reserve amounted to €23.3 million as at 31 December 2019 (31 December 2018: nil) and relates to the conversion option, net of tax, included in the 2019 Convertible Bonds issued on 22 January 2019. Reference is made to Note 20 for the disclosure on the 2019 Convertible Bonds.

Equity-settled employee benefits reserve
The equity-settled employee benefits reserve as it relates to share options granted by the Company to each of the Managing Directors under the LTIPs and ESOP Participants under the ESOP. Each share option can be converted into one ordinary share of the Company upon exercise. No amounts are paid or payable to the Company by the ESOP Participants for the vesting of shares under ESOP. Upon exercise of vested share options, the exercise price related to the share options must be paid by the Managing Directors or ESOP Participant, respectively. The share options, vested or unvested, carry neither rights to dividends nor voting rights. Share options may be exercised at any time from the dates of vesting to the dates of their expiry, subject to the Just Eat Takeaway.com insider dealing rules and the terms of the ESOP.
The cash flows related to the share options are included in the proceeds from issue of ordinary shares for the amount of €0.9 million. Reference is made to Note 6.
Foreign currency translation reserve
The foreign currency translation reserve comprises foreign currency translation differences arising from the translation of assets and liabilities of foreign operations and from translation of goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of foreign operation. When a foreign operation is sold, exchange differences recorded in shareholders’ equity prior to the sale are reclassified from shareholders’ equity to profit or loss as part of the gain or loss on divestment. This reserve is not available for distribution and is classified as a legal reserve under Dutch law.
Accumulated deficits
Accumulated deficits are related to past net losses allocated to shareholders’ equity. In accordance with article 10.1.8 of the Company’s articles of association, the Management Board has determined that the net loss of 2019 amounting to €120.5 million (2018: €7.2 million) has been accounted for accumulated deficits.
19 Basic and diluted loss per share
Basic loss per share
Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted loss per share
Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares arising from share options and other equity-settled share-based plans. The effect of anti-dilutive potential ordinary shares is ignored in calculating diluted earnings per share.
For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares), based on the monetary value of the subscription rights attached to outstanding share options.
The number of shares calculated as above is compared with the number of shares that would have been issued, assuming the exercise of the share options. When the effect of the share options is anti-dilutive, the number is excluded from the calculation of diluted loss.
Numbers of ordinary shares
Numbers of weighted-average ordinary shares used in the calculation of basic and diluted loss per share are as follows:
€’000	2019	2018
For the purpose of basic loss per share	58,008,856	43,218,234
For the purpose of diluted loss per share	58,008,856	43,218,234

The number of potential dilutive weighted-average shares not taken in consideration above, due to their anti-dilutive effect, amount to 3,684,359 ordinary shares, mainly relating to the 2019 Convertible Bonds.
Basic and diluted loss per share
The loss used in the calculation of basic and diluted loss per share are as follows:
€’000	2019	2018
Loss used in the calculation	(120,518)	(7,245)
20 Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequently, amounts are stated at amortised cost with the difference being recognised in the income statement over the period of the borrowings using the effective interest rate method.
€’000	2019	2018
Short term borrowings
Bridge facility	—	149,850
Short term part of convertible bond	5,625	—
Revolving credit facility	15,047	—
Short term borrowings	20,672	149,850

Long term borrowings Long term part of convertible bond	222,446	—
Long term borrowings	222,446	—
Closing balance	243,118	149,850
The short-term borrowings at 31 December 2019 relate to the interest payable within 12 months regarding the 2019 Convertible Bonds and the drawn amount as at 19 November 2019 of the revolving credit facility (as defined below) for €15 million which is repayable within 6 months. The weighted average effective interest rate on borrowings in 2019 was 5.2% (2018: none). The short-term borrowings at 31 December 2018 related to the bridge facility (as defined below) of €150 million in connection with the acquisition of 10bis in 2018. The bridge facility was fully repaid before maturity was reached from the proceeds of the issuance of new shares on 22 January 2019.
Revolving credit facility
The €60 million revolving credit facility (the “revolving credit facility”) agreement, with an interest rate of 2.5% plus Euribor, started at 26 October 2019 and matures 26 October 2022. For the committed yet undrawn part, a commitment fee of 0.875% is due. The following financial covenants require quarterly testing:
•	gearing (total net debt to shareholders’ equity) not more than 25%; and
•	adjusted EBITDAM (adjusted EBITDA after adding back marketing expenses), for 31 December 2019 this should exceed €150 million
Financial covenants were tested at 31 December 2019 and have been complied with the measurement points.
Bridge facility agreement
On 24 September 2018 the Just Eat Takeaway.com Group received a bridge facility (the “bridge facility”) to finance acquisition of 10bis. The interest rate is in line with market conditions and is based on Euribor plus a margin for the first three months of 0.35%, for the fourth until the sixth month 0.70%, for the seventh until the ninth month 1.10% and for the tenth until the twelfth month 1.50%. The bridge facility was fully repaid before maturity was reached, from the proceeds of the issuance of new shares on 22 January 2019.

Convertible bonds
€’000	2019
Proceeds from issue of convertible bonds (2,500 notes at €100,000 par value)	250,000
Transaction costs	(6,402)
Net proceeds	243,598
Amount classified as equity (net of transaction costs of €613 thousand)	(23,308)
Accrued interest	10,594
Interest paid	(2,813)
Carrying amount of liability at 31 December 2019	228,071
On 18 January 2019, the Company issued convertible bonds at 100% of their nominal value (the “2019 Convertible Bonds”), with an interest rate of 2.25% payable semi-annually in arrears in equal instalments on 25 January and 25 July each year, commencing on 25 July 2019, and having a minimum denomination of €100,000 each. The set factor conversion price of the 2019 Convertible Bonds was set at €69.525, representing a conversion premium of 35% above the issue price per new share.
The 2019 Convertible Bonds are convertible into 3,596,000 ordinary shares of the Company in January 2024 at the option of the holder, which is a rate of 1,438 shares for every convertible bond; unconverted convertible bonds become repayable on demand.
The 2019 Convertible Bonds may be converted into ordinary shares of the Company. The Company has the option to redeem all, but not a portion of, the 2019 Convertible Bonds at their principal amount plus any accrued interest from 9 February 2022, should the value of an ordinary share of the Company exceed 130% of the conversion price over a certain period. At early redemption notice bondholders have the option to convert the 2019 Convertible Bonds into ordinary shares.
21 Payables and Other liabilities
Payables and Other liabilities are initially measured at fair value.
€’000	2019	2018
Trade payables:
Trade payables	6,677	6,036
Amounts due to restaurants	53,865	50,511
Other payables:
Accrued staff expenses	6,177	4,489
VAT, wage tax and social security liabilities	15,012	9,615
Other liabilities (accrued expenses)	88,846	23,948
Closing balance	170,577	94,599
The Just Eat Takeaway.com Group has a policy in place to ensure that all payables are paid within the pre-agreed credit terms.
In 2019 Other liabilities mainly represent marketing expenses for €15.1 million, professional fees and legal expenses related to the Just Eat acquisition for €46.3 million.
22 Financial instruments
Capital management
The Just Eat Takeaway.com Group manages its capital to ensure that entities in the Just Eat Takeaway.com Group will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Just Eat Takeaway.com Group’s overall strategy remains unchanged from 2018.
The capital structure of the Company consists of net debt (borrowings as disclosed in Note 20 after deducting available cash and cash equivalents as disclosed in Note 17) and shareholders’ equity (comprising issued ordinary share capital, share premium, reserves and accumulated deficits as disclosed in Note 18).

The Management Board reviews the capital structure of the Company on a quarterly basis. As part of this review, the Management Board considers the cost of capital and the risks associated with each class of capital. Just Eat Takeaway.com has a target gearing ratio of 15% to 25% determined as a proportion of net debt to equity. The gearing ratio at 31 December 2019 is 19%.
The Just Eat Takeaway.com Group is the subject of an external capital requirement under the revolving credit facility. The required gearing ratio shall not exceed 25% as from 31 December 2019. This external capital requirement will last for the term of the revolving credit facility ending on 26 October 2022.
The gearing ratio at the year-end is as follows:
€’000	2019
Short term borrowings	20,672
Long term borrowings	222,446
Cash and cash equivalents	(49,763)
excl. held by Stichting Derdengelden	17,975
Net Debt	211,330
Equity	1,132,705
Gearing	19%
Net Debt is defined as borrowings net of available cash and cash equivalents. Equity includes all capital and reserves that are managed as capital.
Financial risk management objectives
The Just Eat Takeaway.com Group’s activities are exposed to a number of financial risks. The Just Eat Takeaway.com Group seeks to minimise the effects of market risk, credit risk and liquidity risk based on charters and (in)formal policies. The Just Eat Takeaway.com Group doesn’t use derivative financial instruments to hedge these risk exposures. The Just Eat Takeaway.com Group does not enter into or trade derivative financial instruments, for speculative purposes.
Market risk
The Just Eat Takeaway.com Group’s activities expose it to the financial risks of changes in foreign currency exchange rates and interest rates. There has been no change to the Just Eat Takeaway.com Group’s exposure to market risk or the manner in which these risks are managed and measured.
Foreign currency risk
Foreign exchange risk is the risk to earnings or capital arising from movement of foreign exchange rates. This risk is found in cross border investing and operating activities. The Just Eat Takeaway.com Group undertakes transactions denominated in foreign currencies. Consequently, exposures to exchange rate fluctuations arise. Exchange rate exposure is not managed by foreign exchange contracts.
The carrying amounts of the Just Eat Takeaway.com Group’s foreign currency assets and liabilities at the reporting date are as follows:
€’000	31 December 2019: Assets	31 December 2019: Liabilities	31 December 2018: Assets	31 December 2018: Liabilities
ILS	48,268	(67,496)	34,098	(47,522)
PLN	14,614	(2,568)	6,134	(2,691)
RON	11,414	(7,883)	3,389	(4,935)
BGN	7,825	(6,563)	1,091	(3,418)
CHF	734	(1,800)	1,274	(2,275)
The Just Eat Takeaway.com Group is mainly exposed to the Swiss Franc, the Polish Zloty, the Israeli New Shekel, the Bulgarian Lev and the Romanian Leu. The exposure relates to investments in the foreign operations.
The following table details the Just Eat Takeaway.com Group’s sensitivity to possible change of foreign currency exchange rates with all other variables held constant. The sensitivity analysis includes only outstanding foreign currency items and adjusts the translation at the year-end change in foreign currency rates. The table excludes the Bulgarian Lev as it is pegged to the euro at a fixed rate. The percentages used in the table below is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.
	Profit or loss		Other equity
€’000	Strengthening	Weakening	Strengthening	Weakening
31 December 2019
ILS (10% movement)	—	—	(1,923)	1,923
PLN (3% movement)	—	—	361	(361)
RON (3% movement)	—	—	106	(106)
CHF (5% movement)	—	—	(53)	53
31 December 2018
ILS (5% movement)	—	—	(671)	671
PLN (5% movement)	—	—	172	(172)
RON (2% movement)	—	—	(31)	31
CHF (5% movement)	—	—	(50)	50
The Just Eat Takeaway.com Group’s sensitivity to foreign currencies increased during 2019, mainly for the Israel New Shekel and the Polish Zloty, due to increased operations in those countries, leading to higher net asset positions by the end of the reporting period.
Interest rate risk
The Just Eat Takeaway.com Group is exposed to interest risk due to existing borrowings at both fixed and floating interest rates. The risk is managed by management by maintaining an acceptable mix between fixed and floating rate borrowings. For the last two years the Just Eat Takeaway.com Group obtained only one debt with floating rate, the revolving credit facility with rate 2.5% + Euribor, at the end of 2019. There was no interest rate risk exposure in 2018.
The exposure to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this Note.
The sensitivity analysis has been determined based on the exposure to interest rate for non-derivative instruments at the reporting date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.
If the interest rate had been 1 per cent higher/lower and all other variables were held constant, the Just Eat Takeaway.com Group’s loss for the year ended 31 December 2019 would decrease/increase by €0.1 million. This is fully attributable to the interest rate in the revolving credit facility.
Credit risk
This is the current and prospective risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract with the Just Eat Takeaway.com Group or otherwise to perform as agreed. In the event the Just Eat Takeaway.com Group decides to assume more credit risk through asset concentrations or adoption of new credit standards in conjunction with untested business lines, it will properly evaluate the impact this action will have on its liquidity.
The Just Eat Takeaway.com Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers and industry segments. Such risks are monitored on a revolving basis and are subject to frequent review. The Management Board periodically discusses the level of credit exposure by restaurants and corporate accounts at its meetings. The Just Eat Takeaway.com Group usually collects trade receivable within seven days.
Note 16 details the Just Eat Takeaway.com Group’s exposure to credit risk and the measurement bases used to determine expected credit losses for trade receivables.

The Just Eat Takeaway.com Group has two sublease contracts of office facilities in Germany with payments in advance. These contracts were added as part of the business combination of the Acquired German Businesses. Since recognition the credit risk of net investment in the lease haven’t changed as all lease payments were received in a timely manner.
Trade receivables consists of a large number of unrelated restaurants in various geographical areas. The Just Eat Takeaway.com Group’s credit risk is reduced by its business model which allows it to offset payables to restaurants against receivables. The Just Eat Takeaway.com Group does not have significant credit risk exposure to any single counterparty. Concentration of credit risk to any counterparty did not exceed 5% of gross monetary assets at any time during 2019 (2018: did not exceed 5%).
The credit risk on liquid funds is limited because the counterparties are financial institutions with high credit-ratings assigned by international credit-rating agencies. The main financial institution used by the Just Eat Takeaway.com Group has a long-term A rating from Standard & Poor’s with a positive outlook, (latest credit research 12 March 2019 and 28 June 2019) (31 December 2018: main financial institution, long-term A rating with a positive outlook). The credit rating information is supplied by independent rating agencies where available and, if not available, the Just Eat Takeaway.com Group uses other publicly available financial information.
The tables below detail the credit quality of the Just Eat Takeaway.com Group’s financial assets and maximum exposure to credit risk by credit risk rating grades:
€’000	Note	External credit rating	12-montth or lifetime ECL	Gross carrying amount	Loss allowance	31 December 2019
Trade receivables restaurants	17	n.a.	Lifetime ECL (provision matrix)	2,393	(738)	1,655
Trade receivables corporate accounts	17	n.a.	Lifetime ECL	24,132	(198)	23,934
Net investment in the lease		n.a.	Lifetime ECL	1,305	—	1,305
Cash and cash equivalents	18	A rated	n.a.	49,763	—	49,763
€’000	Note	External credit rating	12-montth or lifetime ECL	Gross carrying amount	Loss allowance	31 December 2018
Trade receivables restaurants	17	n.a.	Lifetime ECL (provision matrix)	1,481	(510)	971
Trade receivables corporate accounts	17	n.a.	Lifetime ECL	17,854	(138)	17,716
Cash and cash equivalents	18	A rated	n.a.	89,558	—	89,558
Liquidity risk
This is the risk to earnings or capital arising from a possible scenario that the Just Eat Takeaway.com Group might not be able to meet its obligations when they come due, without incurring unacceptable losses.
Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources. Liquidity risk also arises from a failure to recognise or address changes in the market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.
Ultimate responsibility for liquidity risk management rests with the Management Board, which has established an appropriate liquidity risk approach for the management of the Just Eat Takeaway.com Group’s short-, medium- and long-term funding and liquidity management requirements. The Just Eat Takeaway.com Group manages liquidity risk by maintaining adequate reserves, by continuously monitoring cash flows, and by matching the maturity profiles of financial assets and liabilities.

The table below summarises the maturity profile of the Just Eat Takeaway.com Group’s financial liabilities and net investment in the lease with agreed repayment periods. The table has been drawn up based on the undiscounted cash flows based on the earliest date on which the Just Eat Takeaway.com Group can be required to pay. The tables include both interest and principal cash flows:
€’000	Less than one year	Between one and five years	More than five years
Lease liability	11,403	14,040	3,516
Convertible bond	5,625	269,688	—
Revolving credit facility	15,190	—	—
Net investment in the lease asset	266	1,004	103
Trade and other payables	60,542	—	—
Total monetary assets and liabilities	93,026	284,732	3,619
The nominal amount of the 2019 Convertible Bonds may be converted into ordinary shares of the Company. No comparative figures are included in the table as all the payables were short term as at 31 December 2018. For leases, reference is made to Note 23.
Fair value measurements
The Managing Directors consider that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements 2019 approximate their fair values due to their short nature.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1:	Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
Fair value of the equity investment approximates its carrying amount as there were no significant changes in the measurement inputs and / or observable market transactions since its fair value was determined upon initial recognition. The fair value of this investment was categorised as level 2 as at 31 December 2019.
23 Leases
As a lessee
A right-of-use asset and a lease liability are recognised at the lease commencement date.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The useful life for right-of-use assets is equal to the corresponding lease term. If there is evidence that the remaining useful life of underlying assets is lower than the lease term, then useful life is used.
Whenever an obligation is incurred for costs to restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects the expectation to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. The Just Eat Takeaway.com Group applies IAS 36 to determine whether a right-of-use asset is impaired.
The Just Eat Takeaway.com Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Just Eat Takeaway.com Group applies the lease of low-value assets recognition exemption to leases of bikes and office equipment that are considered to be low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.
The Just Eat Takeaway.com Group applies a single discount rate to a portfolio of leases with reasonably similar characteristics.
As a lessor
Lessor accounting under IFRS 16 is substantially unchanged under IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. At 1 January 2019 the Just Eat Takeaway.com Group did not have lease contracts where the Just Eat Takeaway.com Group acted as a lessor. As a result of business combinations (Note 12) the Just Eat Takeaway.com Group acquired two sub-lease contracts in relation to office facilities. These contracts are classified as finance leases under IFRS 16 as of 1 April 2019. Net investment in the leases are part of Other non-current assets and finance income as disclosed in Note 9.
IAS 17 policy - 2018
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
Operating leases relate to leases of office buildings and other tangible assets with lease terms of between 1 and 8 years. The Just Eat Takeaway.com Group does not have an option to purchase the leased properties at the expiry of the lease periods.
Right-of-Use Assets
€’000	Right-of-use Assets: real estate	Right-of-use Assets: vehicles	Total
Cost
Initial application IFRS 16 of IFRS 16 as of 1 January 2019	14,196	744	14,940
Additions	8,629	900	9,529
Additions from business combinations	7,091	260	7,351
Disposals	(176)	—	(176)
Foreign exchange movements	—	—	—
Balance at 31 December 2019	29,740	1,904	31,644
Accumulated depreciation
Depreciation expense	(7,194)	(458)	(7,652)
Reversal of accumulated depreciation on disposals	162	—	162
Foreign exchange movements	—	—	—
Balance at 31 December 2019	(7,032)	(458)	(7,490)
Balance at 31 December 2019	22,708	1,446	24,154

Lease Liability
€’000	Lease Liability
As at 1 January 2019	15,375
Additions	9,298
Additions from business combinations	9,365
Disposals	(15)
Interest expense	635
Payments	(8,205)
Foreign exchange movement	500
As at 31 December 2019	26,953
As at 31 December 2019 short term portion of the Lease liabilities amounts to €9.6 million.
Income and expenses
€’000	2019
Depreciation expense on RoU Assets	(7,652)
Interest expense on lease liabilities	(635)
Expense relating to short-term leases	(126)
Expense relating to low value leases	(2,866)
Income from sublease	21
Total	(11,258)
At 31 December 2019, the Company is committed to €0.1 million for short-term leases.
At 31 December 2019, the Company is committed to €2.9million for low value assets leases.
Operating Leases as lessee
The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be paid after the reporting date.
€’000	2019	2018
Not later than one year	2,658	5,363
Between one and five years	3,728	12,534
More than five years	—	4,413
Closing balance	6,386	22,310
24 Subsidiaries
The Company wholly-owned the following (in)direct subsidiaries:
Entity		Country of incorporation	Nature of business	Proportion of voting rights as at 31 December 2019	Proportion of voting rights as at 31 December 2018
Takeaway.com Group B.V.		The Netherlands	Holding	100%	100%
•	yd.Yourdelivery GmbH	Germany	Operating	100%	100%
•	Takeaway Express GmbH	Germany	Operating	100%	100%
•	Takeaway.com Central Core B.V.	The Netherlands	Operating	100%	100%
•	Takeaway.com European Operations B.V.	The Netherlands	Operating	100%	100%
•	Takeaway.com European Operations B.V. Belgium branch	Belgium	Operating	Branch	Branch
•	Takeaway.com European Operations B.V. Austria branch	Austria	Operating	Branch	Branch

Entity		Country of incorporation	Nature of business	Proportion of voting rights as at 31 December 2019	Proportion of voting rights as at 31 December 2018
•	Takeaway.com European Operations B.V. Switzerland branch	Switzerland	Operating	Branch	Branch
•	Takeaway.com European Operations B.V. Portugal branch	Portugal	Operating	Branch	Branch
•	Foodarena AG	Switzerland	Dormant	100%	100%
•	Takeaway.com Belgium BVBA	Belgium	Dormant	100%	100%
•	Takeaway.com JE B.V.	The Netherlands	Dormant	100%	100%
•	Sto2 Sp. z o.o.	Poland	Operating	100%	100%
•	Hello Hungry AD	Bulgaria	Holding	100%	100%
•	BG Menu EOOD	Bulgaria	Operating	100%	100%
•	HH Delivery EOOD	Bulgaria	Operating	100%	100%
•	Hello Hungry SA	Romania	Operating	100%	100%
•	Hellohungry Delivery Srl	Romania	Operating	100%	100%
•	Takeaway.com Payments B.V.	The Netherlands	Operating	100%	100%
•	Biscuit Holdings Israel Ltd.	Israel	Holding	100%	100%
•	10bis.co.il Ltd	Israel	Operating	100%	100%
•	Online Ordering Ltd.	Israel	Dormant	100%	100%
•	Scoober TLV Ltd.	Israel	Operating	100%	100%
All subsidiaries have a similar period-end reporting date. Delivery Hero Germany GmbH and Foodora GmbH were acquired and integrated into the corporate structure of Just Eat Takeaway.com in 2019. Delivery Hero Germany GmbH was merged with Yourdelivery and ceased to exist. Foodora GmbH was demerged and its logistics business was transferred to Takeaway Express GmbH while its platform business was transferred to Yourdelivery in the period ended 31 December 2019. Foodarena, Hello Hungry and Biscuit Holdings (10bis) were acquired in 2018. During the period ended 31 December 2019 Just Eat Takeaway.com’s shareholding in the joint venture Takeaway.com Asia B.V. was disposed, no wholly owned subsidiaries were disposed.
The Just Eat Takeaway.com Group controls Stichting Derdengelden Takeaway.com and as a consequence the foundation is consolidated. No equity interest is held in the foundation.
25 Reconciliation of movements of liabilities to cash flows arising from financing activities
	1 January 2019	Financing cash flows			Non-cash movements					Operating cash flows
€’000		Proceeds	Transaction costs	(Re)payments	Equity component of convertible bond	Additions of leases	Arising on acquisitions	Interest expense	Other changes	Interest repayment	31 December 2019
Convertible bond	—	250,000	(6,402)	—	(23,308)	—	—	10,594	—	(2,813)	228,071
Lease liability	15,375	—	—	(8,205)	—	9,298	9,365	635	485	—	26,953
Revolving credit facility	—	15,000	—	—	—	—	—	47	—	—	15,047
Bridge facility	149,850	—	—	(150,000)	—	—	—	150	—	—	—
Total	165,225	265,000	(6,402)	(158,205)	(23,308)	9,298	9,365	11,426	485	(2,813)	270,071
Cash flows on the 2019 Convertible Bonds includes (€2.8 million) interest paid forming part of the interest paid amount of €7.4 disclosed in net cash used in operating activities.
	1 January 2018	Financing cash flows			Non-cash movements					Operating cash flows
€’000		Proceeds	Transaction costs	(Re)payments	Equity component of convertible bond	Additions of leases	Arising on acquisitions	Interest expense	Other changes	Interest repayment	31 December 2018
Bridge facility	—	149,850	—	—	—	—	—	57	—	(57)	149,850
Total	—	149,850	—	—	—	—	—	57	—	(57)	149,850

26 Related party transactions
A related party is a person or entity that is related to the Just Eat Takeaway.com Group. These include both people and entities that have, or are subject to, the influence or control of the Just Eat Takeaway.com Group (e.g. key management personnel). Transactions with related parties are accounted for in accordance with the requirements of relevant IFRS standards and take into account the substance as well as the legal form. Related party transactions were made on terms equivalent to those that prevail in arm’s length transactions are made only if such terms can be substantiated.
Balances and transactions within the Just Eat Takeaway.com Group, which are related parties of the Just Eat Takeaway.com Group, have been eliminated on consolidation and are not disclosed in this Note. Details of transactions between the Just Eat Takeaway.com Group and other related parties are disclosed below.
Trading transactions
During 2019, the Just Eat Takeaway.com Group did not enter into significant transactions with related parties that are not members of the Just Eat Takeaway.com Group (2018: none). No expense has been recognised in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties.
Loans to related parties
During 2019, the €1.7 million loan to related party Takeaway.com Asia B.V. was fully repaid. The Just Eat Takeaway.com Group did not enter into new loans with related parties that are not members of the Just Eat Takeaway.com Group (2018: €1.7 million).
Loans from related parties
There are no loans from related parties as at 31 December 2019 (31 December 2018: none).
Transactions with key management personnel of the Company
The members of the Management Board and the Supervisory Board are considered key management personnel as defined in IAS 24.
The remuneration policy for members of the Management Board was developed by the Supervisory Board, approved, adopted and amended by the General Meeting. On 15 May 2019, the day after the General Meeting 2019, the current remuneration policy entered into force.
The total remuneration of the Management Board is as follows:
€’000	Jitse Groen (CEO)	Brent Wissink (CFO)	Jörg Gerbig (COO)	2019
Short-term benefits	479	438	404	1,321
Post-employment benefits	50	50	46	146
Share-based payments	191	176	172	539
Total	720	664	622	2,006
€’000	Jitse Groen (CEO)	Brent Wissink (CFO)	Jörg Gerbig (COO)	2018
Short-term benefits	431	378	337	1,146
Post-employment benefits	50	50	40	140
Share-based payments	104	91	84	279
Total	585	519	461	1,565
The total remuneration of the Supervisory Board is as follows:
€’000	2019	2018
Adriaan Nühn (Chairman)	65	65
Corine Vigreux	50	50
Ron Teerlink	50	50
Johannes Reck	38	—
Sake Bosch	—	35
Total	203	200

No loans, advances or guarantees were granted to members of the Management Board and Supervisory Board in 2020 (2019 and 2018: none).
27 Off-balance sheet commitments
Lease arrangements
Leases previously classified as operating leases are recognised as a right-to-use asset and a corresponding liability, reference is made to Note 23. The Just Eat Takeaway.com Group applies the short-term lease recognition exemption to its short-term leases (i.e. <1 year). It also applies the lease of low-value assets recognition exemption to leases of bikes that are considered of low value (i.e. below €5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.
Low value and short term leases (including delivery bikes) can be specified as follows:
€’000	2019	2018
Not later than one year	2,658	5,363
Between one and five years	3,728	12,534
More than five years	—	4,413
Closing balance	6,386	22,310
Group guarantees
The Company has issued declarations of joint and several liabilities for Takeaway.com Group, Takeaway.com Central Core, Takeaway.com European Operations and Takeaway.com Payments, in accordance with Section 403 of Part 9 of Book 2 of the Dutch Civil Code.
The Just EatTakeaway.com Group has declared to be liable vis-à-vis Yourdelivery and Takeaway Express only in the subsequent fiscal year for any obligations entered into by Yourdelivery and Takeaway Express until 31 December 2019. Based on section 264 paragraph 3 of the German Commercial Code, Yourdelivery and Takeaway Express are exempt from certain requirements of the German Commercial Code.
Takeaway.com Payments has agreed that in case Stichting Derdengelden Takeaway.com has insufficient funds, Takeaway.com Payments will immediately pay this deficit.
Commitments for expenditure
The Just Eat Takeaway.com Group had commitments for expenditure as at 31 December 2019: €32.8 million (31 December 2018: €0.1 million) mainly related to media contracts and sponsoring and excluding leasehold improvements, reference is made to Note 13.
At 31 December 2019, the Just Eat Takeaway.com Group had a lease contract for a new Berlin office that has not commenced yet. The property is currently under construction and will be available between August and December 2020. The lease payments amount to €6.4 million annually, with a duration of 10 years.
Legal proceedings
Claims are evaluated based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. In any particular claim, the Just Eat Takeaway.com Group may agree to settle or to terminate a claim in which the Just Eat Takeaway.com Group believes that it would ultimately prevail where the Just Eat Takeaway.com Group believes that doing so, when taken together with other relevant commercial considerations, is more effective and in the best interest of the Just Eat Takeaway.com Group’s stakeholders. In accordance with IAS 37 “Provisions, Contingent Liabilities, and Contingent Assets,” provisions and/or disclosures are reflected in the consolidated financial statements with respect to these claims, where appropriate.
Some restaurants have claimed inaccurate execution of the commercial agreement between the restaurants and the Just Eat Takeaway.com Group. The Just Eat Takeaway.com Group disclaims liability and are defending the claim. Legal advice indicates that it is possible that a liability with a material effect on the statement of financial position could arise as a consequence. The Just Eat Takeaway.com Group is not expecting an exposure on these legal proceedings, considering related reimbursements to be received from third parties. At this stage, the Just Eat Takeaway.com Group is not able to make an estimate of the potential effect of this claim with sufficient reliability, accordingly no liability has been recognised. The information usually required to disclose about this contingent liability is not provided on the grounds that it can be expected to prejudice seriously the outcome of the litigation.
28 Events after the reporting period
A subsequent event is a favourable or unfavourable event, that occurs between the reporting date and the date that the consolidated financial statements are authorised for issue. Events after the reporting date that provide evidence of conditions that existed at the reporting date are adjusted within the consolidated financial statements. Events that are indicative of a condition that arose after the reporting date of a material size or nature are disclosed below.
Combination with Just Eat Limited
On 19 December 2019 the Company announced the terms of an increased and final all-share offer (the “Increased Takeaway.com Offer”) to acquire the entire issued and to be issued ordinary share capital of Just Eat Limited, formerly Just Eat plc (“Just Eat”). According to the Increased Takeaway.com Offer, Just Eat shareholders would own approximately 57.5% of the share capital of the Company and existing Takeaway.com shareholders would own approximately 42.5% of the share capital of the Company assuming valid acceptances being received by the Company in respect of 100% of Just Eat shares. Under the terms of the Increased Takeaway.com Offer, the total consideration consisted of the grant of 0.12111 newly issued shares in the Company to Just Eat shareholders in exchange for each Just Eat share. The Company’s EGM organised on 9 January 2020 approved the combination of Takeaway.com N.V. and Just Eat (the “Just Eat acquisition”).
On 10 January 2020, the Increased Takeaway.com Offer became unconditional as to acceptances.
Only those Just Eat shareholders who had validly accepted the Increased Takeaway.com Offer by 30 January 2020, amounting to 92.2% of the shares of Just Eat, participated in the initial settlement of newly issued shares in the Company on 7 February 2020. As a result of receiving acceptances of more than 90%, compulsory acquisition notices were posted on 7 February 2020, pursuant to Section 979 of the Companies Act 2006, to acquire compulsorily all outstanding shares in Just Eat on the same terms as the Increased Takeaway.com Offer.
On 31 January 2020, the Increased Takeaway.com Offer became unconditional in all respects and the Company was re-named Just Eat Takeaway.com N.V.
On 3 February 2020, trading of the Company’s shares commenced on the main market for listed securities of the London Stock Exchange plc under the ticker symbol “JET” (the “Listing and Admission”).
The total acquisition-related costs amount to €58.5 million, of which €38.5 million is part of Other operating expenses as included in Note 7 and €20.0 million will be deducted from Equity in 2020 at the time the ordinary shares are issued.
On 6 February 2020, the Company had received valid acceptances of the Increased Takeaway.com Offer in respect of 657,559,738 Just Eat shares in total, representing approximately 96.3%. of the voting rights of Just Eat.
In the context of the Just Eat acquisition, the Company agreed to take steps to terminate its defensive foundation structure through Stichting Continuïteit Takeaway.com (the “Foundation”) per the Listing and Admission, which took place on 3 February 2020. In this context, on 23 January 2020, the Company and the Foundation entered into a termination agreement terminating the call option agreement (which granted the Foundation the right to subscribe for cumulative preference shares in the capital of the Company) between the Company and the Foundation. The cumulative preference shares which were included in the Company’s articles of association were deleted from the Company’s articles of association effective as of the moment which is immediately prior to the Listing and Admission. The cumulative preference shares cannot be reimplemented in the Company’s articles of association without shareholder approval.

UK Competition and Markets Authority investigation
On 23 January 2020, the Company announced to have been informed by the UK Competition and Markets Authority (the
“CMA”) that it had reconsidered its position regarding the Just Eat acquisition and believed that a merger investigation was warranted. In connection with the investigation, the CMA imposed a hold separate order which came into effect on 31 January 2020, requiring the Just Eat and Takeaway.com businesses to continue to be run independently and under separate management until the CMA’s investigation had concluded or the CMA permitted the order to be lifted or amended by derogation, if earlier.
In light of the hold separate order imposed by the CMA, Paul Harrison and Mike Evans decided not to assume their positions as Chief Financial Officer and Chairman of the Supervisory Board, respectively, of Just Eat Takeaway.com N.V. Gwyn Burr and Jambu Panaliappan were appointed to the Supervisory Board on 31 January 2020 but were prevented from acting during the hold separate order.
The initial enforcement order was lifted on 15 April 2020 and on 23 April 2020 the CMA approved the Just Eat acquisition. As a result, the Just Eat Group business was consolidated from 15 April 2020.
Provisional Purchase Price Allocation
As of the date the CMA’s initial enforcement order was lifted, the Company obtained control and combined its businesses with Just Eat. The total consideration of €7.1 billion consists of an issuance of 82.8 million ordinary shares. Between the date of the issuance of the ordinary shares and the control date, Just Eat was accounted for as an equity investment against fair value.
The fair value gain of €0.3 billion has been accounted for through Other Comprehensive Income. The total consideration amounts to €7.4 billion. In 2020, the total consideration was transferred.
The following table provides the provisional information on the acquisition fair value of each major class of consideration transferred. At 15 April 2020, the fair value of the consideration paid was based on the share price of €89.68 per share.
in millions €	Total
Equity payment (82.8 million ordinary shares)	7,429
Total consideration	7,429
Intangible assets	3,062
Investments in associates	1,723
Property & equipment	12
Deferred tax asset	46
Other non-current assets	2
Inventories	8
Trade and other receivables	75
Current tax asset	18
Cash and cash equivalents	110
Trade and other payables	(102)
Current tax liability	(5)
Other liabilities	(170)
Deferred tax liability	(615)
Long term liabilities	(347)
Total fair value of net identifiable assets and liabilities	3,817
Goodwill recognised (provisional)	3,612
The initial accounting for the Just Eat acquisition has only been provisionally determined and the measurement period will complete one year after the acquisition date.
The provisional purchase price allocation is based on an estimation of the identifiable assets acquired and liabilities assumed. This estimation requires the Managing Directors to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. The main reason for being provisional is the settlement of liabilities. The Managing Directors believe that the assumptions used in the provisional purchase price allocation are appropriate as at 30 June 2020. The measurement period will end on 15 April 2021.
Goodwill recorded in connection with the Just Eat acquisition represents future economic benefits specific to the Just Eat Takeaway.com Group arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.
Funding / financing
In January 2020, the Company used its option, at the discretion of the lenders, to increase its revolving credit facility by another €60 million up to €120 million. The revolving credit facility has a term of three years, with the possibility for the Company to request two one-year extensions. The revolving credit facility was terminated in April 2020.
Just Eat’s revolving credit facility is accessible to the broader Just Eat Takeaway.com Group following the lifting of the CMA restriction. Just Eat extended this facility from £350 million to £535 million in the first quarter of 2020.
On 23 April 2020, the Company successfully placed 4,600,000 new ordinary shares of the Company (the “New Shares”), raising gross proceeds of EUR 400.2 million through an accelerated bookbuild offering (the “Capital Increase”) at an issue price of EUR 87.00 (GBP 7,620) per New Share, representing a 3.7% discount to the closing share price of EUR 90.36 on 22 April 2020
On 30 April 2020, the Company issued convertible bonds at 100% of their nominal value in the aggregate principal amount of
EUR 300 million due April 2026 (the “2020 Convertible Bonds”). The 2020 Convertible Bonds have an interest rate of 1.25% payable semi-annually in arrears in equal instalments on 30 April and 30 October each year, commencing on 30 October 2020. The 2020 Convertible Bonds have a maturity of six years and a minimum denomination of €100,000 each. The set factor conversion price of the 2020 Convertible Bond was set at €121.80, representing a conversion premium of 40% above the issue price per new share.
The 2020 Convertible Bonds are convertible into 2,463,000 ordinary shares of the Company in April 2025 at the option of the holder, which is a rate of 821 shares for every 2020 Convertible Bond; unconverted 2020 Convertible Bonds become repayable on demand.
At early redemption notice, bondholders have the option to convert the 2020 Convertible Bonds into ordinary shares of the Company. The Company will have the option to redeem all, but not some, of the 2020 Convertible Bonds at their principal amount plus any accrued interest from 15 May 2023 should the value of an ordinary share of the Company exceed 150% of the conversion price over a certain period, and from 15 May 2024 should the value of an ordinary share of the Company exceeds 130% of the conversion price over a certain period.
The net proceeds raised from the Capital Increase and the 2020 Convertible Bonds issuance will be used to partially pay down revolving credit facilities which were utilised by both Just Eat and Takeaway.com, for general corporate purposes as well as to provide the Company with financial flexibility to act on strategic opportunities which may arise.
Announcement Grubhub acquisition
On 10 June 2020, the Company and Grubhub Inc. entered into a definitive agreement whereby the Company is to acquire 100% of the shares of Grubhub in an all-stock transaction (the “Transaction”) to create the world’s largest online food delivery company outside of China, measured by gross merchandise value and revenues.
On 7 October 2020, the Extraordinary General Meeting of Just Eat Takeaway.com approved the acquisition of Grubhub Inc. and the appointment of Matthew Maloney as a member of the Management Board and the appointments of Lloyd Frink and David Fisher as members of the Supervisory Board, effective as of the closing the Transaction.

COVID-19
The onset of the COVID-19 pandemic during the first quarter of 2020 and the ensuing quarantine introduced by governments across our markets has had an impact on our business. However, the online food delivery sector remained resilient, relative to other sectors. After some initial disruption, overall business performance recovered strongly. During this period of disruption and uncertainty Just Eat Takeaway.com has committed to support its restaurants, couriers and people as the spread of the virus continues to impact communities across the world. Contact-free delivery is introduced for all orders and cleaning and hygiene equipment is provided for couriers, to ensure customers receive their food deliveries safely. COVID-19 is considered to be a non-adjusting post balance sheet event as the outbreak was largely confined to China at the year end.
Amsterdam, 30 October 2020
The Management Board
Jitse Groen	Brent Wissink	Jörg Gerbig
CEO	CFO	COO
The Supervisory Board
Adriaan Nühn	Corinne Vigreux	Ron Teerlink	Gwyn Burr	Jambu Palaniappan
Chairman	Vice-chairman

INDEX TO THE FINANCIAL STATEMENTS OF JUST EAT AND SUBSIDIARIES
Audited Consolidated Financial Statements of the Just Eat Group as of 31 December 2019 and 2018 and for the years in the two-year period ended 31 December 2019
Independent Auditor’s Report	F-73
Consolidated income statement for the years ended 31 December 2019 and 31 December 2018	F-75
Consolidated statement of other comprehensive income for the years ended 31 December 2019 and 31 December 2018	F-76
Consolidated balance sheet as of 31 December 2019 and 31 December 2018	F-77
Consolidated statement of changes in equity for the years ended 31 December 2019 and 31 December 2018	F-78
Consolidated cash flow statement for the years ended 31 December 2019 and 31 December 2018	F-79
Notes to the consolidated financial statements	F-80
See “Where You Can Find More Information” beginning on page 310 on this proxy statement/prospectus.

INDEPENDENT AUDITORS’ REPORT
To Members of Just Eat Limited:
We have audited the accompanying consolidated financial statements of Just Eat Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Just Eat Limited and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with IFRSs as issued by the IASB.
Emphasis of Matter
Uncertain tax positions
As discussed in Note 2 to the consolidated financial statements, the Company has appealed the assessment made in January 2018 by the Danish Tax Authority for the financial year 2013 amounting to the DKK equivalent of £126 million, including penalties and interest (which have continued to accrue since then), in relation to the taxation of intellectual property transferred by the Company’s Danish subsidiary to one of the group’s UK companies. The Company has appealed the assessment through the Mutual Agreement Procedure between the tax authorities of the Kingdom of Denmark and the United Kingdom to eliminate any double taxation. Our opinion is not modified with respect to this matter.
Restatement of the 2018 consolidated financial statements
As discussed in Note 2 to the consolidated financial statements, the accompanying 2018 consolidated financial statements have been restated to correct an error in an accounting judgment in relation to the Company’s operation in Mexico. Our opinion is not modified with respect to this matter.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its accounting policy for the presentation of amounts held by Payment Service Providers and the policy of to use (loss)/profit for the year (rather than operating profit) as the starting point for the presentation of operating cash flows. Our opinion is not modified with respect to this matter.
Adoption of new accounting standard
As discussed in Note 20 to the consolidated financial statements, the Company has changed its method of accounting for leases effective 1 January 2019 due to the adoption of IFRS 16 Leases, using the modified retrospective approach. Our opinion is not modified with respect to this matter.
/s/ DELOITTE LLP
October 16, 2020

Consolidated income statement
Year ended 31 December 2019
	Notes	2019 £m	2018 (restated1) £m
Continuing operations
Revenue	3	997.3	781.2
Order fulfilment costs	4	(376.7)	(214.7)
Impairment of goodwill		(92.3)	—
Other operating costs	4	(541.7)	(445.8)
Share of results of associates and joint ventures	14	(99.2)	(13.7)
Other gains and losses	7	(11.5)	0.8
Investment revenue	8	0.6	0.4
Finance costs	8	(9.3)	(3.1)
(Loss)/profit before tax		(132.8)	105.1
Taxation	9	(26.4)	(21.8)
(Loss)/profit for the year		(159.2)	83.3
Attributable to:
Equity shareholders		(159.6)	82.7
Non-controlling interests		0.4	0.6
		(159.2)	83.3
Earnings per Ordinary share (pence)
Basic	10	(23.4)	12.1
Diluted	10	(23.4)	12.1
1.	Restated to deconsolidate Mexico, see Note 2.

Consolidated statement of other comprehensive income
Year ended 31 December 2019
	2019 £m	2018 (restated1) £m
(Loss)/profit for the year	(159.2)	83.3
Items that may be reclassified subsequently to the income statement:
Exchange differences on translation of foreign operations	(20.8)	(17.2)
Other comprehensive loss for the year	(20.8)	(17.2)
Total comprehensive (loss)/income for the year	(180.0)	66.1
Attributable to:
Equity shareholders	(180.4)	65.5
Non-controlling interests	0.4	0.6
Total comprehensive (loss)/income for the year	(180.0)	66.1
1.	Restated to deconsolidate Mexico, see Note 2.

Consolidated balance sheet
As at 31 December 2019
	Notes	31 December 2019 £m	31 December 2018 (restated1) £m	1 January 2018 (restated1) £m
Non-current assets
Goodwill	11	659.6	749.9	525.3
Other intangible assets	12	152.7	133.4	93.2
Property, plant and equipment	13	28.5	25.5	18.9
Right-of-use lease asset	20	31.9	—	—
Investments in associates and joint ventures	14	83.0	78.9	61.2
Other investments		1.3	1.0	4.2
Deferred tax assets	9	27.9	28.9	18.1
		984.9	1,017.6	720.9
Current assets
Cash and cash equivalents		116.2	145.8	225.2
Inventories		7.1	5.5	2.8
Trade and other receivables	15	73.2	58.1	62.6
Derivative financial instruments		—	—	0.1
Current tax assets	9	14.3	0.1	0.4
		210.8	209.5	291.1
Total assets		1,195.7	1,227.1	1,012.0
Current liabilities
Trade and other payables	16	(189.7)	(237.7)	(184.9)
Derivative financial instruments		(1.0)	(0.3)	(0.6)
Current tax liabilities	9	(15.3)	(28.8)	(36.4)
Deferred revenue		(6.7)	(3.1)	(3.3)
Provisions for liabilities	17	(27.7)	(11.5)	(22.5)
Lease liabilities	20	(7.5)	—	—
Borrowings	20	(0.1)	(0.3)	(0.4)
		(248.0)	(281.7)	(248.1)
Net current liabilities		(37.2)	(72.2)	43.0
Non-current liabilities
Deferred tax liabilities	9	(21.6)	(20.6)	(18.2)
Deferred revenue		(2.7)	(3.9)	(0.8)
Provisions for liabilities	17	(4.6)	(20.8)	(20.2)
Lease liabilities	20	(25.2)	—	—
Borrowings	20	(259.9)	(102.4)	(0.3)
		(314.0)	(147.7)	(39.5)
Total liabilities		(562.0)	(429.4)	(287.6)
Net assets		633.7	797.7	724.4
Equity
Share capital	21	6.8	6.8	6.8
Share premium	21	564.7	563.4	562.7
Retained earnings	21	17.5	163.5	73.5
Translation reserve	21	47.4	68.2	85.4
Other reserves	21	(4.9)	(6.0)	(5.2)
Equity attributable to shareholders of the Company		631.5	795.9	723.2
Non-controlling interests	22	2.2	1.8	1.2
Total equity		633.7	797.7	724.4
1.
Restated to deconsolidate Mexico. In addition, the Group’s accounting policy for amounts held by Payment Service Providers was changed in the year, resulting in a reclassification from cash and cash equivalents to trade and other receivables in the prior year. Both items are described in Note 2.

Consolidated statement of changes in equity
Year ended 31 December 2019
	Share capital £m	Share premium account £m	Retained earnings £m	Translation reserve £m	Other reserves £m	Equity attributable to shareholders of the Company £m	Non- controlling interest £m	Total equity £m
As at 1 January 2018 (restated1)	6.8	562.7	73.5	85.4	(5.2)	723.2	1.2	724.4
Profit for the year	—	—	82.7	—	—	82.7	0.6	83.3
Other comprehensive loss	—	—	—	(17.2)	—	(17.2)	—	(17.2)
Total comprehensive income for the year	—	—	82.7	(17.2)	—	65.5	0.6	66.1
Share based payment charge	—	—	7.3	—	—	7.3	—	7.3
Exercise of share awards	—	0.7	0.6	—	(0.8)	0.5	—	0.5
Tax on share awards	—	—	(0.6)	—	—	(0.6)	—	(0.6)
As at 31 December 2018 (restated1)	6.8	563.4	163.5	68.2	(6.0)	795.9	1.8	797.7
Impact of adoption of IFRS16	—	—	4.8	—	—	4.8	—	4.8
Tax impact of adoption of IFRS16	—	—	(0.8)	—	—	(0.8)	—	(0.8)
As at 1 January 2019, adjusted	6.8	563.4	167.5	68.2	(6.0)	799.9	1.8	801.7
Loss for the year	—	—	(159.6)	—	—	(159.6)	0.4	(159.2)
Other comprehensive loss	—	—	—	(20.8)	—	(20.8)	—	(20.8)
Total comprehensive loss for the year	—	—	(159.6)	(20.8)	—	(180.4)	0.4	(180.0)
Share based payment charge	—	—	8.0	—	—	8.0	—	8.0
Exercise of share awards	—	1.3	—	—	1.1	2.4	—	2.4
Tax on share awards	—	—	1.6	—	—	1.6	—	1.6
As at 31 December 2019	6.8	564.7	17.5	47.4	(4.9)	631.5	2.2	633.7
1.	Restated to deconsolidate Mexico, see Note 2.

Consolidated cash flow statement
Year ended 31 December 2019
	2019 £m	2018 (restated1) £m
(Loss)/profit for the year	(159.2)	83.3
Adjustments for:
Impairment of goodwill	92.3	—
Impairment of property, plant & equipment	2.0	—
Amortisation of intangible assets	54.1	36.8
Depreciation of property, plant and equipment	17.1	11.9
Depreciation of right-of-use lease asset	8.6	—
Loss on disposal of property, plant and equipment and intangible assets	1.1	1.9
Decrease in provisions	—	(0.8)
Non-cash share based payment charges, including social security costs	9.8	8.0
Share of results of associates and joint ventures recognised in profit or loss	99.2	13.7
Other gains and losses recognised in profit or loss	11.5	(0.8)
Investment revenue recognised in profit or loss	(0.6)	(0.4)
Finance costs recognised in profit or loss	9.3	3.1
Taxation recognised in profit or loss	26.4	21.8
	171.6	178.5
Increase in inventories	(1.7)	(2.8)
Increase in receivables	(15.7)	(3.7)
Increase in payables	5.3	36.5
Increase in deferred revenue	2.4	2.7
Net cash generated by operations	161.9	211.2
Interest paid	(5.1)	(1.5)
Facility fees paid	(0.4)	(1.3)
Income taxes paid	(55.6)	(37.5)
Net cash from operating activities	100.8	170.9
Investing activities
Acquisition of subsidiary businesses	(101.2)	(252.5)
Acquisition of interests in associates	—	(12.4)
Funding provided to associates and joint ventures	(103.7)	(41.8)
Purchase of intangible assets	(52.3)	(30.8)
Purchase of property, plant and equipment	(23.2)	(19.9)
Cash received on exit of US business	2.8	—
Cash received on disposal of investments	1.8	—
Cash paid for investments	(1.3)	—
Interest received	0.6	0.4
Net cash used in investing activities	(276.5)	(357.0)
Financing activities
Draw down of borrowings	228.1	185.0
Repayment of borrowings	(71.0)	(80.0)
Capital payments on IFRS16 leases	(5.9)	—
Proceeds from exercise of options and awards	—	1.1
Net cash generated from financing activities	151.2	106.1
Net decrease in cash and cash equivalents	(24.5)	(80.0)
Cash and cash equivalents at beginning of the year	145.8	225.2
Effect of changes in foreign exchange rates	(5.1)	0.6
Cash and cash equivalents at end of the year	116.2	145.8
1.
Restated to deconsolidate Mexico and change in policy to use (loss)/profit for the year as the starting point for the presentation of operating cash flows. In addition, the Group’s accounting policy for amounts held by Payment Service Providers was changed in the year, resulting in a reclassification from cash and cash equivalents to trade and other receivables in the prior year. Both items are described in Note 2.

Notes to the consolidated financial statements
Year ended 31 December 2019
1. General information
Just Eat Limited (formerly Just Eat plc) (the “Company”) and subsidiaries controlled by the Company (together, the “Group” or “Just Eat”) operate a leading global marketplace for online food delivery. Just Eat Limited is a private company limited by shares incorporated in the United Kingdom under the Companies Act 2006, as amended and is registered in England and Wales. The Company’s registered address is Fleet Place House, 2 Fleet Place, London EC4M 7RF, United Kingdom. The Company registration number is 06947854.
2. Basis of preparation
This note includes the significant accounting policies that relate to the financial statements as a whole and the impact of new accounting standards. Where an accounting policy is applicable to a specific note to the financial statements, the policy is described within that note. In accordance with accounting standards, where balances are considered to be immaterial to these financial statements, no further disclosures are provided. These include investments, inventories and the detailed information on trade receivables.
The Group has prepared the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial information does not constitute the Company’s statutory financial statements for the years ended 31 December 2019 or 31 December 2018. Statutory financial statements for 2019 or 2018 have been delivered to the United Kingdom Registrar of Companies. The independent auditors have reported on those statutory financial statements: their reports were unqualified, drew attention to the Danish tax assessment by way of an emphasis of matter paragraph and did not contain statements under s498(2) or (3) of the Companies Act 2006.
The financial statements were authorised for issue by the directors of Just Eat Limited (the “Directors”) on 16 October 2020.
Going concern basis
Based on the Group’s cash flow projections, including consideration of the impact of COVID-19, the Just Eat Limited Board of Directors (the “Board”) is satisfied that the Group will be able to operate within the existing financing arrangements in place with the Company’s new parent company for the foreseeable future (details of the Company’s ultimate controlling party is provided in Note 26). For this reason, the Directors adopt the going concern basis in preparing these financial statements.
The Company was acquired on 31 January 2020 and is now a subsidiary of Just Eat Takeaway.com N.V., which is itself listed in both Amsterdam and London. Although the acquisition took place on 31 January 2020, it was only cleared by the United Kingdom’s Competition and Markets Authority (“CMA”) on 15 April 2020.
Since the granting of formal approval by the CMA, the following changes have taken place in the Group’s financing arrangements:
•
In April 2020, Just Eat Takeaway.com N.V. announced that it had raised €400 million by way of a placing of ordinary shares of Just Eat Takeaway.com N.V. and €300 million in the form of a convertible bond.

•
In May 2020, Just Eat Takeaway.com N.V. injected €350 million by way of a capital contribution into Just Eat Limited. Following this, the Group’s Revolving Credit Facility (“RCF”) has been fully paid down.

•
Future funding of the Group is expected to come from Just Eat Takeaway.com N.V., rather than the Group’s RCF, which will be extended to include companies in the wider Just Eat Takeaway.com Group in the coming weeks.

Since Just Eat Limited now forms part of the Just Eat Takeaway.com N.V. Group, the Company obtained confirmation from Just Eat Takeaway.com N.V. that Just Eat Takeaway.com N.V. will, and has the ability to, fully support the operating, investing, and financing activities of Just Eat Limited through at least one year and a day beyond the date these financial statements were authorised for issue by the Directors.

Taking into account the recent capital contribution and continued access to funding from the Company’s parent company, the Directors believe that the Group will have access to sufficient liquidity for their operations for the foreseeable future, and that the Group is well placed to manage its financing and other significant risks satisfactorily. For these reasons, the Board considers it appropriate for the Group to adopt the going concern basis in preparing its financial statements.
Critical judgements in the application of accounting policies
Critical judgements can be made when applying accounting policies that could have a significant impact on the amounts recognised in the consolidated financial statements. The only judgements made in the current year relate to the equity method of accounting adopted in respect of Just Eat’s interest in the Mexican business and revenue recognition as principal versus agent.
Adoption of equity method of accounting for Mexico
The Group consolidates an entity when it has control. Control is achieved when the Group has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. For a right to convey power, it must provide the current ability to direct the relevant activities. In assessing whether it has power, the Group considers only substantive rights. Protective rights do not convey power and consequently the holder of those protective rights do not control an entity.
The Group has a 51% direct interest in El Cocinero a Cuerda SL (“ECAC” or “Mexico”), a Mexican online food marketplace business, with IF-JE Holdings B.V. (“IF-NL”) holding the remaining 49%. The Group’s majority shareholdings in ECAC result in the Group having a majority in the composition of the ECAC board of directors, which has the power to direct some, but not all, of the relevant activities.
The Group also holds a 16% indirect interest in ECAC through its 33% direct interest in IF-NL. The Group’s minority shareholdings in IF-NL result in the Group having a minority in the composition of the IF-NL board of directors.
The shareholders’ agreement between Just Eat and IF-NL requires decisions of the ECAC board of directors to be approved by the majority of votes of the appointed directors, except for certain reserved matters which require unanimous consent. Reserved matters include the approval or amendment of the business plan and budget and certain decisions regarding ECAC’s information technology platform. The Directors have concluded that as the matters requiring an affirmative vote of IF-NL appointed board members relate to changes to operating and financing policies that significantly affect ECAC’s return, they are substantive rights that provide IF-NL the ability to jointly control ECAC along with the Group. This is a matter of judgment and previously the directors of Just Eat had concluded these rights were protective in nature and as a result ECAC was treated as a consolidated subsidiary. As a result of this change in judgement, the Group has accounted for its investment in ECAC as a joint venture under the equity accounting method. Details of the restatement of the 2018 financial statements are set out below.
Principal versus agent accounting
Judgement is required in evaluating the presentation of revenue on a gross or net basis based on whether Just Eat controls the service provided to the consumer and is the principal in the transaction or Just Eat arranges for other parties to provide the service to the consumer and is the agent in the transaction. The Directors have concluded that Just Eat is the agent in the contract for supply and purchase of orders is between the Restaurant Partner and the consumer as Just Eat arranges for its restaurant partners (each, a “Restaurant Partner”) to provide the service to the consumer. Fulfilment of the food order always remains the responsibility of, and therefore remains within the control of, the Restaurant Partner, as Just Eat does not pre-purchase or otherwise obtain control of the Restaurant Partner’s goods or service prior to transfer to the consumer. For delivery revenue, Just Eat has concluded that Just Eat controls the delivery service when: (i) Just Eat has the responsibility for identifying and directing the drivers to perform the delivery services thereby controlling the service before it is transferred to the consumer; and (ii) Just Eat is primarily responsible to the Restaurant Partners for delivering the food to the consumers. As part of the evaluation, Just Eat also considered that the terms with the Restaurant Partners provide Just Eat with ultimate discretion in setting the transaction price for the delivery services and the sole ability to decline services for delivery.

Key sources of estimation uncertainty
At the balance sheet date, key assumptions regarding the future and other key sources of estimation uncertainty are made. A significant risk may exist where changes to these assumptions could cause a material adjustment to the carrying value of assets and liabilities within the next 12 months. The potential impairment of goodwill, uncertain tax positions and the deferred consideration of Flyt Limited (formerly named Flypay Limited) (“Flyt”) in 2018 are the only key sources of estimation uncertainty which could realise this risk.
Impairment of goodwill
Determining whether goodwill allocated to individual cash-generating units (“CGUs”) is impaired requires an estimation of the recoverable amount of the asset. Calculating the recoverable amount requires an estimate of the future cash flows expected to arise from the CGU. Due to the potential goodwill impairment of certain CGUs under reasonably possible scenarios, the assessment of goodwill impairment is considered to be a key source of estimation uncertainty.
The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around order growth rates and the reduction in driver costs per order (the primary direct cost per order). Should the actual performance be worse than assumptions made relating to order growth and cost reductions, or if future outlook changes over time, there is a significant risk of a material adjustment to goodwill within the next 12 months. Changes in the competitive or regulatory environment or changes in technology could result in significant changes to order growth and costs per order. For example, a new competitor may enter a market, or labour regulations may change. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated.
Total goodwill as at 31 December 2019 was £659.6 million (2018: £749.9 million), with the total amount recognised in relation to CGUs which could be impaired under reasonably possible scenarios being £255.8 million (2018: £361.8 million), including £157.1 million in respect of the Australia & New Zealand CGU, which was partially impaired in the year. Further details in relation to the goodwill impairment assessment can be seen in Note 11, including the key assumptions applied in the current and prior year and the sensitivity of the carrying value of goodwill to these assumptions.
Subsequent to the year end, the world has experienced the COVID-19 pandemic (see Note 25). The expected impact of the outbreak was considered to be a non-adjusting post balance sheet event at 31 December 2019.
The exit of the United Kingdom from the European Union is not expected to have any impact on the carrying value of goodwill.
Uncertain tax positions
As a result of the geographical spread of Just Eat’s operations and the varied, increasingly complex nature of local and global tax law, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within Just Eat’s control.
Liabilities in respect of uncertain tax positions are measured based on interpretation of country-specific tax law and assigning probabilities to the possible likely outcomes and range of taxes payable in order to ascertain a weighted average probable liability. In-house tax experts, external tax experts and previous experience are used to help assess the tax risks when determining and recognising such liabilities.
In 2012, Just Eat’s transfer pricing arrangements were updated, in line with the Organisation for Economic Co-operation (the “OECD”) Transfer Pricing Guidelines, to reflect the commercial and economic reality of Just Eat’s headquarters being established in the United Kingdom (“UK”), whereas previously the Group was headquartered in Denmark. An Advanced Pricing Agreement (“APA”) was submitted to the Danish and UK tax authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for financial year 2013 should be increased in relation to intellectual property income, arising from the transfer of intellectual property by the Group’s Danish subsidiary to one of the Group’s UK companies, equalling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then). Just Eat strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the Mutual Agreement Procedure (“MAP”) process between Her Majesty’s Revenue & Customs (“HMRC”) in the UK and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute. Just Eat’s case was formally accepted into the MAP in April 2018. Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, Just Eat is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion. Just Eat expects the outcome to be a full elimination of the potential double taxation. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges.
The tax provision held in relation to the Danish matter is calculated based on probability weighting of a range of possible outcomes, the most extreme of which is the full claim made by the Danish Tax Authority. The key assumptions which are factored into Just Eat’s estimate of the likely outcome are: whether the basis for the claim made by the Danish Tax Authority is valid; the valuation applied to the relevant assets; and the length of time over which royalty relief may be applied, ranging from five years to 25 years. Just Eat has not changed its assumptions regarding this matter in the current year. Due to the size of the full claim, it is possible that a change in Just Eat’s estimate could result in a material adjustment within the next year, should arbitration be concluded and result in an unexpected outcome. Sensitivity analysis shows that changing the probability likelihood of the most probable scenarios by 10–15% increases the provision by £0.8 million. Where the final amounts payable are different to the liabilities recognised in previous years, the required adjustments in respect of prior years will be recorded in the current year income statement.
Just Eat has made significant payments on account to the Danish Tax Authority, which in no way reflect Just Eat’s position or the expected outcome, but as a means of mitigating against interest charges applied on the final agreed tax payment. As at 31 December 2019, the balance sheet includes both an asset and a liability in respect of uncertain tax positions, representing Just Eat’s best estimate of the expected outcome of the MAP between the UK Tax Authority and the Danish Tax Authority, as well as other uncertain tax positions. The aggregate of the assets and liabilities held in respect of uncertain tax positions held at 31 December 2019, excluding payments on account, totalled £21.3 million (2018: £19.9 million).
Flyt deferred consideration
On 22 December 2018, Just Eat acquired 92% of the share capital of Flyt for an initial cash outlay of £21.8 million with an estimated earnout to the founders and previous owners of £20.8 million, payable over three years, with the actual amount contingent upon certain revenue and profit targets being met in that three-year window. As the maximum earnout payable was £39.0 million, there was a significant risk of a material adjustment to consideration payable within the following 12 months. As a result of the business exceeding expectations in 2019, the consideration paid to the former owners increased by £15.5 million. See Note 23 for more information on the acquisition of Flyt.
Significant accounting policies that relate to the financial statements as a whole
a) Accounting convention and prior year restatements
These consolidated financial statements have been prepared on the historical cost basis, except for assets and liabilities acquired as part of a business combination, deferred contingent consideration, provisions, investments, and derivative financial instruments, which have been measured at fair value. The policies have been consistently applied to all years presented, with the exception of the adoption of IFRS16 Leases (“IFRS16”) on 1 January 2019, the treatment of amounts held by third party payment service providers (“Payment Service Providers”), the deconsolidation of Mexico and a change in presentation in the Group’s cash flow statement.
Adoption of IFRS16
The impact of IFRS16 has been disclosed in Note 20.
Prior year restatement: Reclassification of amounts held by Payment Service Providers
Historically, amounts held by Payment Service Providers have been included within cash and cash equivalents. During the year, this policy has been changed to reflect these amounts as trade and other receivables, as it provides more reliable and relevant information of the Group’s financial position.

The impact of this restatement is included in the tables below.
Prior year restatement: Deconsolidation of Mexico
As noted in the critical judgement section above, the Group holds a material interest in a Mexican business.
Subsequent to the issuance of the Group’s 2018 financial statements, and as part of the Directors’ review of significant accounting judgement in relation to the consolidation of ECAC consequent to the acquisition of the Group by Just Eat Takeaway.com N.V., the Directors have determined that the previous judgement relating to the Group’s rights in relation to its ability to direct the relevant activities of the Mexican business in which it holds an interest of IF-NL being protective in nature, rather than substantive in nature, was not appropriate. The Group has reassessed: (i) the relevant activities that significantly affect the returns of ECAC; (ii) the impact of the decisions of the ECAC board of directors requiring an affirmative vote of the IF-NL appointed directors on those activities; and (iii) the factors considered in determining whether those rights were substantive.
As a result, the consolidated income statement, statement of comprehensive income, balance sheet, statement of changes in equity and cash flow statement and related notes have been restated from the amounts previously reported to reflect the Group’s investment in ECAC as a joint venture instead of a controlled entity.
The impact of this restatement is included in the tables below.
Change in presentation in the Group’s cash flow statement
Just Eat uses the indirect method of presentation for operating cash flows. Historically, Just Eat presented its operating cash flows as operating profit adjusted for: (i) the effects of transactions of a non-cash nature; (ii) any deferrals or accruals of past or future operating cash receipts or payments; and (iii) items of income or expense associated with investing or financing cash flows. In 2019, the Group reviewed its policy of using operating profit as the starting point for the presentation and decided to use (loss)/profit for the year as this was considered to be more consistent with the illustrative example in IAS 7 Statement of Cash Flows. Accordingly, the prior year has been restated on a comparable basis.
Impact of prior year restatements
Impact on income statement:
	2018 as reported £m	Deconsolidation of Mexico £m	2018 as restated £m
Continuing operations
Revenue	779.5	1.7	781.2
Order fulfilment costs	(216.9)	2.2	(214.7)
Other operating costs	(452.3)	6.5	(445.8)
Share of results of associates and joint ventures	(6.7)	(7.0)	(13.7)
Other gains and losses	0.8	—	0.8
Investment revenue	0.4	—	0.4
Finance costs	(3.1)	—	(3.1)
Profit before tax	101.7	3.4	105.1
Taxation	(21.8)	—	(21.8)
Profit for the year	79.9	3.4	83.3
Attributable to:
Equity shareholders	82.7	—	82.7
Non-controlling interests	(2.8)	3.4	0.6
	79.9	3.4	83.3
Earnings per ordinary share (pence)
Basic	12.1	—	12.1
Diluted	12.1	—	12.1

Impact on balance sheets:
	31 December 2018 as reported £m	Deconsolidation of Mexico £m	Reclassification of amounts held by Payment Service Providers £m	31 December 2018 as restated £m
Non-current assets
Goodwill	770.7	(20.8)	—	749.9
Other intangible assets	136.9	(3.5)	—	133.4
Property, plant and equipment	25.9	(0.4)	—	25.5
Investments in associates and joint ventures	54.6	24.3	—	78.9
Other investments	1.0	—	—	1.0
Deferred tax assets	28.9	—	—	28.9
	1,018.0	(0.4)	—	1,017.6
Current assets
Cash and cash equivalents	185.9	(3.0)	(37.1)	145.8
Inventories	5.5	—	—	5.5
Trade and other receivables	24.2	(3.2)	37.1	58.1
Current tax assets	0.1	—	—	0.1
	215.7	(6.2)	—	209.5
Total assets	1,233.7	(6.6)	—	1,227.1
Current liabilities
Trade and other payables	(240.1)	2.4	—	(237.7)
Derivative financial instruments	(0.3)	—	—	(0.3)
Current tax liabilities	(28.8)	—	—	(28.8)
Deferred revenue	(3.1)	—	—	(3.1)
Provisions for liabilities	(11.5)	—	—	(11.5)
Borrowings	(0.3)	—	—	(0.3)
	(284.1)	2.4	—	(281.7)
Net current liabilities	(68.4)	(3.8)	—	(72.2)
Non-current liabilities
Deferred tax liabilities	(20.6)	—	—	(20.6)
Deferred revenue	(3.9)	—	—	(3.9)
Provisions for liabilities	(20.8)	—	—	(20.8)
Borrowings	(102.4)	—	—	(102.4)
	(147.7)	—	—	(147.7)
Total liabilities	(431.8)	2.4	—	(429.4)
Net assets	801.9	(4.2)	—	797.7
Equity
Share capital	6.8	—	—	6.8
Share premium	563.4	—	—	563.4
Retained earnings	155.9	7.6	—	163.5
Translation reserve	70.8	(2.6)	—	68.2
Other reserves	(6.0)	—	—	(6.0)
Equity attributable to shareholders of the Company	790.9	5.0	—	795.9
Non-controlling interests	11.0	(9.2)	—	1.8
Total equity	801.9	(4.2)	—	797.7
A breakdown of the trade and other receivables and trade and other payables line items are provided below.

	1 January 2018 as reported £m	Deconsolidation of Mexico £m	Reclassification of amounts held by Payment Service Providers £m	1 January 2018 as restated £m
Non-current assets
Goodwill	544.9	(19.6)	—	525.3
Other intangible assets	94.5	(1.3)	—	93.2
Property, plant and equipment	19.0	(0.1)	—	18.9
Investments in associates and joint ventures	41.4	19.8	—	61.2
Other investments	4.2	—	—	4.2
Deferred tax assets	18.1	—	—	18.1
	722.1	(1.2)	—	720.9
Current assets
Cash and cash equivalents	265.1	(0.9)	(39.0)	225.2
Inventories	2.8	—	—	2.8
Trade and other receivables	24.2	(0.6)	39.0	62.6
Derivative financial instruments	0.1	—	—	0.1
Current tax assets	0.4	—	—	0.4
	292.6	(1.5)	—	291.1
Total assets	1,014.7	(2.7)	—	1,012.0
Current liabilities
Trade and other payables	(185.2)	0.3	—	(184.9)
Derivative financial instruments	(0.6)	—	—	(0.6)
Current tax liabilities	(36.4)	—	—	(36.4)
Deferred revenue	(3.3)	—	—	(3.3)
Provisions for liabilities	(22.6)	0.1	—	(22.5)
Borrowings	(0.4)	—	—	(0.4)
	(248.5)	0.4	—	(248.1)
Net current liabilities	44.1	(1.1)	—	43.0
Non-current liabilities
Deferred tax liabilities	(18.2)	—	—	(18.2)
Deferred revenue	(0.8)	—	—	(0.8)
Provisions for liabilities	(20.2)	—	—	(20.2)
Borrowings	(0.3)	—	—	(0.3)
	(39.5)	—	—	(39.5)
Total liabilities	(288.0)	0.4	—	(287.6)
Net assets	726.7	(2.3)	—	724.4
Equity
Share capital	6.8	—	—	6.8
Share premium	562.7	—	—	562.7
Retained earnings	65.9	7.6	—	73.5
Translation reserve	88.3	(2.9)	—	85.4
Other reserves	(5.2)	—	—	(5.2)
Equity attributable to shareholders of the Company	718.5	4.7	—	723.2
Non-controlling interests	8.2	(7.0)	—	1.2
Total equity	726.7	(2.3)	—	724.4
A breakdown of the trade and other receivables and trade and other payables line items are provided below.

Impact on cash flow statement:
	2018 as reported £m	Deconsolidation of Mexico £m	Reclassification of amounts held by Payment Service Providers £m	Reclassification of cash flow presentation £m	2018 as restated £m
Operating profit/Profit for the year	110.3	10.4	—	(37.4)	83.3
Adjustments for:
Amortisation of intangible assets	37.2	(0.4)	—	—	36.8
Depreciation of property, plant and equipment	12.0	(0.1)	—	—	11.9
Loss on disposal of property, plant and equipment and intangible assets	1.9	—	—	—	1.9
Decrease in provisions	(0.8)	—	—	—	(0.8)
Non-cash share based payment charges, including social security costs	8.0	—	—	—	8.0
Share of results of associates and joint ventures recognised in profit or loss	—	—	—	13.7	13.7
Other gains and losses recognised in profit or loss	—	—	—	(0.8)	(0.8)
Investment revenue recognised in profit or loss	—	—	—	(0.4)	(0.4)
Finance costs recognised in profit or loss	—	—	—	3.1	3.1
Taxation recognised in profit or loss	—	—	—	21.8	21.8
	168.6	9.9	—	—	178.5
Increase in inventories	(2.8)	—	—	—	(2.8)
Increase in receivables	(8.3)	2.7	1.9	—	(3.7)
Increase in payables	37.4	(0.9)	—	—	36.5
Increase in deferred revenue	2.7	—	—	—	2.7
Net cash generated by operations	197.6	11.7	1.9	—	211.2
Interest paid	(1.5)	—	—	—	(1.5)
Facility fees paid	(1.3)	—	—	—	(1.3)
Income taxes paid	(37.5)	—	—	—	(37.5)
Net cash from operating activities	157.3	11.7	1.9	—	170.9
Investing activities
Acquisition of subsidiary businesses	(252.5)	—	—	—	(252.5)
Acquisition of interests in associates	(12.4)	—	—	—	(12.4)
Funding provided to associates	(30.6)	(11.2)	—	—	(41.8)
Purchase of intangible assets	(33.3)	2.5	—	—	(30.8)
Purchase of property, plant and equipment	(20.3)	0.4	—	—	(19.9)
Interest received	0.4	—	—	—	0.4
Net cash used in investing activities	(348.7)	(8.3)	—	—	(357.0)
Financing activities
Draw down of borrowings	185.0	—	—	—	185.0
Repayment of borrowings	(80.0)	—	—	—	(80.0)
Funding received from NCI	5.4	(5.4)	—	—	—
Proceeds from exercise of options and awards	1.1	—	—	—	1.1
Net cash generated from financing activities	111.5	(5.4)	—	—	106.1
Net decrease in cash and cash equivalents	(79.9)	(2.0)	1.9	—	(80.0)
Cash and cash equivalents at beginning of the year	265.1	(0.9)	(39.0)	—	225.2
Effect of changes in foreign exchange rates	0.7	(0.1)	—	—	0.6
Cash and cash equivalents at end of the year	185.9	(3.0)	(37.1)	—	145.8

Impact on notes containing financial statement line items:
	31 December 2018 as reported £m	Deconsolidation of Mexico £m	Reclassification of amounts held by Payment Service Providers £m	31 December 2018 as restated £m
Trade receivables	4.1	(0.1)	—	4.0
Amounts held by Payment Service Providers	—	—	37.1	37.1
Other receivables	6.4	(2.8)	—	3.6
Prepayments	13.5	(0.3)	—	13.2
Accrued revenue	0.2	—	—	0.2
Current trade and other receivables	24.2	(3.2)	37.1	58.1
	31 December 2018 as reported £m	Deconsolidation of Mexico £m	31 December 2018 as restated £m
Trade payables	17.1	(0.1)	17.0
Amounts due to Restaurant Partners	79.7	(0.9)	78.8
Deferred consideration	28.0	—	28.0
Other payables and accruals	102.1	(4.5)	97.6
Other taxes and social security	13.2	3.1	16.3
Total trade and other payables	240.1	(2.4)	237.7
	1 January 2018 as reported £m	Deconsolidation of Mexico £m	Reclassification of amounts held by Payment Service Providers £m	1 January 2018 as restated £m
Trade receivables	2.1	(0.1)	—	2.0
Amounts held by Payment Service Providers	4.4	—	39.0	43.4
Other receivables	6.0	(0.3)	—	5.7
Prepayments	11.7	(0.2)	—	11.5
Accrued revenue	—	—	—	—
Current trade and other receivables	24.2	(0.6)	39.0	62.6
	1 January 2018 as reported £m	Deconsolidation of Mexico £m	1 January 2018 as restated £m
Trade payables	12.6	(0.2)	12.4
Amounts due to Restaurant Partners	51.5	(0.4)	51.1
Deferred consideration	24.6	—	24.6
Other payables and accruals	80.8	(1.3)	79.5
Other taxes and social security	15.7	1.6	17.3
Total trade and other payables	185.2	(0.3)	184.9
b) Basis of consolidation
These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.
Subsidiaries are consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of an investee, to be exposed to a variable return in that investee and to have the ability to use power to affect the amount of those returns. Where necessary, adjustments are made to the financial statements of subsidiaries to align with the Group’s accounting policies. All intercompany transactions and balances within the Group, including unrealised profits arising from them, are eliminated upon consolidation.

Non-controlling interests represent the equity in a subsidiary not attributable, directly or indirectly, to the Company and are presented separately within equity in the Consolidated Balance Sheet, separately from equity attributable to shareholders of the Company. Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.
c) Foreign currencies
The individual financial statements of each subsidiary are presented in the currency of the primary economic environment in which it operates (“functional currency”). For the purpose of the consolidated financial statements, the results and financial position of each subsidiary are expressed in pound sterling, which is the functional currency of the Company, and also the presentation currency for the consolidated financial statements.
In preparing the financial statements of the individual companies:
•	Transactions in currencies other than that entity’s functional currency (“foreign currencies”) are recognised at the rates of exchange prevailing on the dates of the transactions.
•	At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date.
•	Foreign currency-denominated non-monetary items carried at fair value are translated at the rates prevailing at the date when the fair value was determined.
•
Foreign currency-denominated non-monetary items measured in terms of historical cost are translated at the rates prevailing at the date the historical cost was measured. Non-monetary items are not retranslated.

•
Exchange differences are recognised in the income statement in the year in which they arise, except for exchange differences on monetary items receivable or payable to a foreign operation where settlement is neither planned nor likely to occur in the foreseeable future (therefore forming part of the net investment in the foreign operation), which are recognised initially in other comprehensive income and reclassified to profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of Just Eat’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising are recognised in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).
On the disposal of a foreign operation (i.e. a disposal of Just Eat’s entire interest in a foreign operation), all of the accumulated exchange differences in respect of that operation are reclassified to profit or loss.
Goodwill and intangible assets arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.
d) Asset impairment
The carrying amounts of tangible and intangible assets (including goodwill) are reviewed for each reporting year, together with any other assets under the scope of IAS36 Impairment of Assets (“IAS36”), IAS28 Investments in Associates and Joint Ventures (“IAS28”), or IFRS9 Financial Instruments (“IFRS9”), in order to assess whether there is any indication that those assets have suffered an impairment loss.
If any indication of impairment exists, the recoverable amount of the asset is estimated in order to determine if there is any impairment loss. Goodwill is assessed for impairment annually in the first quarter of the year, irrespective of whether there are any indicators of impairment. Where an asset does not generate cash flows that are independent from other assets, the asset is assigned to a CGU.
Recoverable amount is defined as the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). Estimated future cash flows are discounted to their present value. Just Eat’s calculation of discount rates is based on a risk-free rate of interest appropriate to the geographic location of the cash flows related to the asset being tested, which is subsequently adjusted to factor in local market risks and risks specific to Just Eat and the asset itself, unless those risks have already been factored into the expected future cash flows. Discount rates used for internal purposes are post-tax rates; however, for the purpose of impairment testing in accordance with IAS36 a pre-tax rate is calculated based on post-tax analysis.

If the recoverable amount is estimated to be less than the carrying amount of the asset, the carrying amount is impaired to its recoverable amount. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior years are assessed at each reporting date for indications that the loss has decreased or no longer exists. Where an impairment loss subsequently reverses, the carrying amount is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior years.
Impairment losses and reversals are recognised immediately in the income statement within operating costs.
Impairment assessments for the year ended 31 December 2019 and 31 December 2018 were based on the plans in place for the business at those dates and do not reflect any decisions made by management of the new parent company following the acquisition of the Group.
New and amended standards adopted
IFRS16, IFRIC 23 Uncertainty Over Income Tax Treatments, and various amendments to existing standards were adopted on 1 January 2019. Only IFRS16 has had a material impact on Just Eat’s financial position or performance. Further details of the impact of IFRS16 are provided in Note 20.
New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended 31 December 2019 and have not been early adopted.
None of the accounting standards issued but not yet effective are expected to have a significant impact on Just Eat’s annual financial statements.
3. Revenue
Accounting policy
General revenue recognition
Revenue is earned through the contracts held with Restaurant Partners and through the arrangements entered into with consumers via the Group’s ordering platforms. Just Eat’s revenue is derived principally from commission fees paid by Just Eat’s Restaurant Partners for use of Just Eat’s ordering platforms in connecting Restaurant Partners to consumers. Just Eat’s primary performance obligation is to connect Restaurant Partners with consumers to facilitate the ordering and delivery between the Restaurant Partner and the consumer. The contract for supply and purchase of orders is between the consumer and the Restaurant Partner, with Just Eat acting as the commercial agent for the Restaurant Partner. Restaurant Partners either deliver the order themselves or the terms of the contract with the Restaurant Partner require Just Eat to provide delivery services for which Just Eat is entitled to charge a delivery fee to the consumer. Delivery services are either performed by Just Eat or through third party couriers. Just Eat’s arrangement with the consumer requires Just Eat to transmit orders placed through the use of Just Eat’s order channels (Just Eat’s website, related mobile applications and ordering platforms) and provide customer care to the consumers for which Just Eat charges the consumer an administration fee. To a lesser extent, Just Eat also earns revenue on Top Placement fees for promotional placement of Restaurant Partners on Just Eat’s ordering platforms and upfront sign up fees from Restaurant Partners for joining the ordering platforms.
Judgement is required in evaluating the presentation of revenue on a gross or net basis based on whether Just Eat controls the service provided to the consumer and is the principal in the transaction or Just Eat arranges for other parties to provide the service to the consumer and is the agent in the transaction. Just Eat has concluded that it is the agent as Just Eat arranges for Restaurant Partners to provide the service to the consumer. Fulfilment of the food order always remains the responsibility of, and therefore remains within the control of, the Restaurant Partner, as Just Eat does not pre-purchase or otherwise obtain control of the Restaurant Partner’s goods or service prior to transfer to the consumer. For delivery revenue, Just Eat has concluded that it controls the delivery service when: (i) it has the responsibility for identifying and directing the drivers to perform the delivery services thereby controlling the service before it is transferred to the consumer; and (ii) it is primarily responsible to the Restaurant Partners for delivering the food to the consumer. As part of Just Eat’s evaluation, it also considered that its terms with the Restaurant Partners provide it with ultimate discretion in setting the transaction price for the delivery services and the sole ability to decline services for delivery.
The majority of Just Eat’s revenue is recognised at the point in time when the transaction is complete, i.e. when the order is delivered to the consumer and it is probable that Just Eat will collect the related consideration, being the point the food is delivered to a consumer. Just Eat typically receives the fees within a short period of time following completion of the transaction. Just Eat processes the entire transaction amount with the consumer using Payment Service Providers, and remits the proceeds collected to the Restaurant Partner after deducting commissions, delivery and administration fees. Although Just Eat processes and collects the entire amount of the transaction with the consumer, commission revenue is recorded on a net basis as Just Eat has concluded that it is acting as an agent. Fees for delivery services charged to the consumer are recognised in revenue with cost incurred in providing the delivery services and processing transactions included in cost of sales.
Revenue is measured net of discounts, VAT and other sales-related taxes.
Discount vouchers are offered to a limited number of consumers to acquire, re-engage, or generally increase consumers’ use of Just Eat’s order channels. Discount vouchers are recognised as a reduction to revenue when the voucher is redeemed by the consumer. As the discount does not establish a contract with the consumer and is in respect of future orders, a liability is not recorded at the point when the discount vouchers are issued. Discount vouchers have an expiry date.
Customer care vouchers are given where there is an unsatisfactory consumer experience. These are recognised as a reduction to revenue when the voucher is awarded as they relate to past orders and therefore a liability is recognised on issuance of the voucher. The liability recognised at the end of each reporting year reflects amounts for customer care vouchers not yet redeemed or credited to a consumer’s account, excluding any which have expired.
Just Eat has no significant financing components in its contracts.
Commission revenue
Commission revenue generated from Restaurant Partners is earned and recognised when a consumer’s order is delivered, being the point at which no remaining transactional obligations remain. As Just Eat has determined it is an agent, gross order value placed by consumers is not recognised as revenue, only the commission to which Just Eat is entitled is recorded as revenue.
Delivery revenue
Delivery revenue is earned when Just Eat is responsible for providing the food delivery. Where Just Eat provides delivery services, all delivery fees are recognised as revenue at the point of order fulfilment to the consumer. This is irrespective of whether the individual making the delivery is Just Eat’s employee, a contractor, or an employee of a third-party service company, as Just Eat maintains primary responsibility for delivery under any of these arrangements. Delivery fees charged to the consumer are recognised as revenue with the cost incurred in providing the delivery services included within cost of sales.
Administration fees
Revenue from administration fees are recognised at the point of order fulfilment.
Top Placement fees
Top Placement fees represent income for promotional placing prioritisation of Restaurant Partners on Just Eat’s ordering platforms. These arrangements cover a specified period of time and the associated revenues are recognised rateably over the priority placement period.
Sign-up fees and other revenue
Restaurants pay one-off fees to join Just Eat’s ordering platforms, which covers the cost of an order confirmation terminal used for communicating orders between consumers and Restaurant Partners via Just Eat’s ordering infrastructure, plus the ongoing costs of supporting the Restaurant Partners.

Sign-up fees are deferred to the balance sheet and recognised evenly over the expected life of a Restaurant Partner’s relationship with Just Eat. Where a Restaurant Partner has ended its relationship with Just Eat and it is no longer included on the Group’s ordering platforms, any remaining deferred income balances are recognised in revenue at the point there is evidence supporting the end of the relationship.
Restaurant Partners in some countries pay an annual subscription fee. Revenue in respect of subscription fees is recognised rateably over the subscription period, being the period over which the performance obligation is delivered.
Other revenue includes the sale of branded merchandise to Restaurant Partners. Merchandise revenue is recognised when the goods are delivered and control has transferred to the Restaurant Partner. Such revenues are not significant to Just Eat’s results.
Revenue by source
	2019		2018 (restated1)
	£m	%	£m	%
Commission revenue	716.8	72	573.9	74
Delivery revenue	143.0	14	75.3	10
Administration fees	87.8	9	81.8	10
Order-driven revenue	947.6	95	731.0	94
Top-placement fees	48.0	5	42.3	5
Sign-up fees and other revenue	1.7	—	7.9	1
Ancillary revenue	49.7	5	50.2	6
Total revenue	997.3	100	781.2	100
1.	Restated to deconsolidate Mexico, see Note 2.
4. Order fulfilment and other operating costs
Order fulfilment costs relate primarily to delivery costs and direct costs of placing orders. Other operating costs are all other costs which relate to operating activities.
Other operating costs by category
	2019 £m	2018 (restated1) £m
Staff remuneration (see Note 5)	183.7	133.5
Other staff costs	36.4	29.6
Total staff costs	220.1	163.1
Marketing	151.5	143.7
Acquisition related intangible asset amortisation	31.4	23.4
Amortisation of other intangible assets, excluding acquisition related assets	22.7	13.4
Depreciation of property, plant & equipment	17.1	11.9
Impairment of property, plant & equipment	2.0	—
Depreciation of right-of-use lease asset	8.6	—
Loss on disposal of property, plant and equipment and intangible assets	1.1	1.9
M&A transaction costs	23.5	3.0
Acquisition integration costs	0.7	11.8
Target operating model restructuring	1.2	—
Net foreign exchange losses/(gains)	3.4	(2.5)
Other costs	58.4	76.1
Total other operating costs	541.7	445.8
1.	Restated to deconsolidate Mexico, see Note 2.

The Group does not perform pure or applied research. Development costs charged to the income statement for the year ended 31 December 2019 were £25.8 million (2018: £20.0 million) and are predominantly staff costs. Capitalised development costs in the year totalled £42.8 million (2018: £27.3 million) and the amortisation charge in respect of capitalised development costs was £55.0 million (2018: £37.2 million).
Staff remuneration includes amounts recognised as an expense for defined contribution plans of £8.3 million (2018: £5.4 million).
5. Staff remuneration
	2019 £m	2018 (restated1) £m
Wages and salaries	145.2	107.8
Social security costs	17.8	12.3
Pension costs	8.3	5.4
Share based payment charges (see Note 6)	12.4	8.0
Total staff remuneration	183.7	133.5
1.	Restated to deconsolidate Mexico, see Note 2.
6. Share based payments
Accounting policy
Historically, a number of share based compensation plans have been used. Following a change in control of the Group in 2020, all schemes ended, with eligible employees joining the new parent company’s schemes and any unvested options transferring to the new schemes in full (see Note 25).
Equity-settled share based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value includes the effect of market based vesting conditions.
The fair value determined at the grant date of the equity-settled share based payments is expensed evenly over the vesting period, based on Just Eat’s estimate of equity instruments that will eventually vest. At each balance sheet date, the estimate of the number of equity instruments expected to vest is revised as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
Summary position
The total expense recorded in relation to the share based, long-term employee incentives was:
	2019 £m	2018 £m
Share based incentive charge, as recognised in the Consolidated Statement of Changes in Equity	8.0	7.3
Cash settled share based payment charge	2.6	—
Employer’s social security costs on the exercise of options	1.8	0.7
Total share based payment charges, including social security costs	12.4	8.0

The share awards outstanding can be summarised as follows:
	2019 Number of share awards	2018 Number of share awards
Performance Share Plan	4,830,936	4,729,800
Sharesave Plan	664,793	1,027,070
Share Incentive Plan	52,734	90,150
Enterprise Management Incentive Scheme and Company Share Option Plan	482,454	1,277,227
Joint Share Ownership Plan[1]	534,480	737,238
	6,565,397	7,861,485
1.	No share options arise; awards are restricted interests in Ordinary shares.
Just Eat plc Performance Share Plan (the “PSP”)
PSP awards were granted to eligible employees meeting criteria determined by the Board to help incentivise sustained performance over the long term and to promote alignment with the shareholders’ interests. Awards under the PSP were granted as nil-cost options that vested to the extent performance conditions were satisfied, predominantly over a timespan of three years.
The vesting of interests granted to employees was subject to the option holder continuing to be an employee. For members of the executive team, 50% of the awards granted had Total Shareholder Return (“TSR”) performance criteria (being a market condition) and 50% were based on earnings per share targets (being a non-market condition). The fair value of interests awarded under the PSP was determined using the Black-Scholes option pricing model, with the TSR performance criteria being calculated using the stochastic simulation model.
Only employees employed in Canada received cash settlements for their awards under this scheme.
Sharesave Plan
Employees that were determined to be eligible by the Board were offered the option to buy shares in the Company after a timespan of three years, based on a discounted share price set at the start of the award year. Employees taking part in the scheme contributed to a savings pool from their salaries on a monthly basis, the full amount of which was repaid if the options lapse.
This scheme was not cash settled.
Just Eat Share Incentive Plan (the “SIP”)
Under the terms of the SIP, the Board awarded ordinary shares, with a nominal value of £0.01 each in the share capital of the Company (“Ordinary shares”), at no cost to employees whom they deemed were eligible.
The SIP was an equity-settled share option scheme approved by HMRC.
The shares vested after three years from grant. Shares were granted under this scheme on the date of the IPO with a fair value of 260.0 pence and all awards outstanding vested on 8 April 2017.
Due to the insignificance of the scheme, no movement details or supplementary information are provided below.
This scheme was not cash settled.
Just Eat Enterprise Management Incentive Scheme (the “EMI Scheme”)
Under the terms of the EMI Scheme, the Board granted options to employees whom they deemed eligible to purchase shares in the Company.
Options were exercisable at a price equal to the estimated fair value of the Company’s shares on the date of grant. Options vested in stages over a three-year timespan, commencing on a specified date which was typically one year after the date of grant. Options were forfeited if an employee left before the options vested and expired if they remained unexercised ten years after the date of grant.
This scheme was not cash settled.

Just Eat Company Share Option Plan (the “CSOP”)
Under the terms of the CSOP, the Board granted options to purchase Ordinary shares to eligible employees. The eligible employees to whom options are granted and the terms of such options were determined by the Board. All employees were eligible to participate in the CSOP, including employees of the Company’s subsidiaries, but not all grants were approved by HMRC. The exercise price of options could not be less than the market value of the Company’s shares on the date of grant in order for the scheme to qualify as an approved HMRC scheme.
Options were exercisable at a price equal to the estimated fair value of the Company’s shares on the date of grant. Options vested in stages over a three-year timespan commencing on a specified date which was typically one year after the date of grant. Options were forfeited if an employee left before the options vested and expired if they remained unexercised ten years after the date of grant. Vested options in the CSOP became in April 2014. Options were not transferable.
This scheme was not cash settled.
Just Eat Joint Share Ownership Plan (the “JSOP”)
The JSOP was a share ownership scheme under which the employee and Estera Trust (Jersey) Limited, the EBT Trustee, held a joint interest in Ordinary shares.
Interests under the JSOP took the form of restricted interests in Ordinary shares. An interest permitted a participant to benefit from the increase (if any) in the value of a number of Ordinary shares over specified threshold amounts. In order to acquire an interest, a participant must have entered into a joint share ownership agreement with the EBT Trustee, under which the participant and the EBT Trustee jointly acquired the shares and agreed that when the shares are sold the participant has a right to receive the proportion of the sale proceeds that exceed the threshold amount.
The vesting of interests granted to employees was subject to the option holder continuing to be an employee. Interests vest in stages over a three-year timespan commencing on a specified date, typically one year after the date of grant. The fair value of interests awarded under the JSOP was determined using the Black-Scholes option pricing model.
This scheme was not cash settled.
Movement in share options in significant schemes
	Performance Share Plan		Sharesave Plan		Enterprise Management Incentive Scheme and Company Share Option Plan		Joint Share Ownership Plan[1]
	Number of share options	Weighted average exercise price (pence)	Number of share options	Weighted average exercise price (pence)	Number of share options	Weighted average exercise price (pence)	Number of share options	Weighted average exercise price (pence)
Outstanding
As at 1 January 2018	4,010,765	—	1,046,597	413	1,664,125	37	1,418,013	50
Granted	2,189,868	—	293,960	156	—	—	—	—
Forfeited	(951,041)	—	(128,816)	—	(663)	—	—	—
Exercised	(519,792)	—	(184,671)	309	(386,235)	44	(680,775)	—
As at 31 December 2018	4,729,800	—	1,027,070	413	1,277,227	35	737,238	30
Granted	2,337,096	—	—	—	—	—	—	—
Forfeited	(1,278,943)	—	(77,322)	438	—	—	—	—
Exercised	(957,017)	—	(284,955)	299	(794,773)	35	(202,758)	40
As at 31 December 2019	4,830,936	—	664,793	526	482,454	36	534,480	25
1.	No share options arise; awards are restricted interests in Ordinary shares.

Supplementary information
	Performance Share Plan		Sharesave Plan		Enterprise Management Incentive Scheme and Company Share Option Plan		Joint Share Ownership Plan[1]
	Years	Pence	Years	Pence	Years	Pence	Years	Pence
Weighted average remaining life
As at 31 December 2018	8.5		1.4		5.7		5.0
As at 31 December 2019	8.0		1.4		3.8		4.0
Fair value of options granted
Year ended 31 December 2018		572		N/A		N/A		N/A
Year ended 31 December 2019		676		N/A		N/A		N/A
Exercise date weighted average share price
Year ended 31 December 2018		753		749		749		799
Year ended 31 December 2019		738		735		722		766
1.	No share options arise; awards are restricted interests in Ordinary shares.
Assumptions
The following inputs were applied to the open schemes when using the Black-Scholes option pricing model to determine the fair value of options granted:
	2019 £m	2018 £m
	PSP awards	PSP awards
Share price	741p	775p
Exercise price	—	—
Expected volatility	42.4%	41.1%
Expected life (months)	36 months	36 months
Risk-free rate	5.0%	0.1%
Expected dividend yields	£nil	£nil
The stochastic model applied to the TSR performance criteria element of the PSP was simulated with 100,000 trials.
7. Other gains and losses
Accounting policy
Other gains and losses comprise profits or losses arising on the disposal or deemed disposal of operations, gains and losses on financial assets classified as fair value through profit or loss, gains and losses on derivative financial instruments, and movements in provisions for contingent consideration or obligations to acquire minority interests.
Other gains and losses by category
	2019 £m	2018 £m
Fair value movement in deferred consideration	(15.5)	(0.4)
Profit on exit of US business	2.9	—
Profit on disposal of unconsolidated investment	1.2	—
Foreign exchange movements in provisions	0.5	1.4
Loss on derivative financial instruments	(0.6)	(0.2)
Total other gains and losses	(11.5)	0.8
The Flyt business exceeded expectations in the year and, as a result, the consideration paid to the former owners increased by £15.5 million. During the year Just Eat entered into an agreement to sell certain assets for a consideration of £2.0 million to Grubhub Holdings Inc., which effectively ended all trading in the United States of America.

8. Investment revenue and finance costs
	2019 £m	2018 £m
Interest received	0.6	0.4
Total investment revenue	0.6	0.4
Bank interest and facility fees	(4.6)	(3.1)
Unwinding of interest on deferred consideration	(2.8)	—
Lease interest	(1.9)	—
Total finance costs	(9.3)	(3.1)
9. Taxation
Accounting policy
The income tax expense comprises both current and deferred tax. Income tax is recognised in the income statement, except to the extent that it relates to items recognised directly in other comprehensive income, in which case the income tax is recognised in other comprehensive income.
Current tax
Current tax is the expected tax payable on the taxable profit for the year, using tax rates prevailing in each respective jurisdiction and any adjustment to tax payable in respect of previous years.
Deferred tax
Deferred tax is recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognised is based on the expected manner of realisation or settlement of the carrying amounts of assets and liabilities, using tax rates that are expected to apply when the temporary differences reverse, based on rates enacted or substantively enacted at the balance sheet date.
Deferred tax is not recognised for temporary differences arising from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where Just Eat is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax liabilities are recognised for all temporary differences. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related deferred tax benefit will be realised.
Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority.
Tax deductions on the exercise of share awards
To the extent that the tax deduction available on the exercise of share awards is equal to, or is less than, the cumulative share based payment charge calculated, current and deferred tax is recognised through the income statement. However, when the tax deduction is greater than the cumulative expense, the incremental current tax deduction and deferred tax recognition are recognised in equity.

Income tax expense
	2019 £m	2018 £m
Current tax charge
Current year	27.8	31.4
Adjustments in respect of prior periods	0.6	(0.2)
	28.4	31.2
Deferred taxation
Temporary timing differences	(1.4)	(9.3)
Adjustments in respect of prior periods	(0.6)	(0.1)
	(2.0)	(9.4)
Total tax charge for the year	26.4	21.8
UK corporation tax was calculated at 19% (2018: 19%) of the taxable profit for the year. The UK government announced, in the summer 2015 budget, a reduction in the standard rate of corporation tax from 20% to 19% effective from 1 April 2017. The Finance Bill 2016 subsequently reduced the main rate of corporation tax to 17%, effective from 1 April 2020, which was subsequently reversed and therefore at the time of signing these financial statements, the substantively enacted tax rate continues to be 19%.
Taxation for territories outside the UK was calculated at the rates prevailing in the respective jurisdictions.
Taxation on items taken directly to equity was a net credit of £0.8 million (2018: charge of £0.6 million), which comprises a credit of £1.6 million relating to current tax and a debit of £0.8 million relating to deferred tax. The tax items taken directly to equity relate to share options and IFRS16 transitional adjustments.
Factors affecting the tax expense for the year
	2019 £m	2018 (restated1) £m
(Loss)/profit before tax	(132.8)	105.1
UK rate of 19% (2018: 19%)	(25.2)	20.0
Adjusted for the effects of:
Non-deductible expenditure	8.5	2.7
Non-taxable income	(0.3)	(1.0)
Share based payments	0.9	0.8
Impairment of goodwill	21.3	—
Profit on sale of investments	(0.1)	—
Adjustments in respect of prior periods	—	(0.3)
Unrecognised deferred tax asset changes	8.7	(1.5)
Overseas tax rates	1.4	(2.1)
Other overseas taxes (including movement in provisions)	1.9	2.7
Research and development	(0.2)	—
Associates results	9.5	0.5
Total tax charge for the year	26.4	21.8
Effective tax rate	(19.9%)	20.7%
1.	Restated to deconsolidate Mexico, see Note 2.
The effective tax rate (“ETR”) is -19.9% (2018 restated: 20.7%). The negative ETR is largely due to the fact that Just Eat’s share of the losses of associates (which are significantly higher than in prior years) cannot be relieved against profits in other jurisdictions, coupled with significant non-tax-deductible transaction costs incurred in the period.

As Just Eat operates in multiple countries, its ETR will be impacted by the tax rates applicable in those countries. Just Eat’s future tax charge and ETR are expected to be driven by various factors including: the timing of the recognition of tax losses; changes in the mix of business profits; local or international tax reform (for example any arising from the implementation of the OECD’s base erosion and profit shifting actions and European Union state aid investigations); new challenges by the tax authorities or the resolution of ongoing enquiries raised by tax authorities; and the impact of any acquisitions, disposals or restructurings.
The total tax charge of £26.4 million (2018: £21.8 million) is made up of: a current tax charge of £28.4 million (2018: £31.2 million), primarily consisting of corporate tax arising in the UK, Denmark, France, Ireland, Italy and Switzerland; and a deferred tax credit of £2.0 million (2018: £9.4 million) largely resulting from the net impact of the unwind of deferred tax liabilities arising on acquired intangibles, the derecognition of a proportion of losses in Australia and the utilisation of tax losses in Canada.
As a result of the geographical spread of Just Eat’s operations and the varied, increasingly complex nature of local and global tax law, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within Just Eat’s control. This is considered to be a key source of estimation uncertainty, with further details provided in Note 2. The provision held in relation to all uncertain tax items totalled £21.3 million at 31 December 2019 (2018: £19.9 million), excluding payments on account.
Deferred tax
	Losses (assets) £m	Share based payment (assets) £m	Short-term temporary differences (assets) £m	Short-term temporary differences (liabilities) £m	Acquired intangibles (assets) £m	Acquired intangibles (liabilities) £m	Total £m
As at 1 January 2018	12.5	4.1	1.4	(0.3)	0.1	(17.9)	(0.1)
Debit to the income statement	2.8	0.2	0.6	—	—	5.7	9.3
Credit to equity	—	(1.2)	—	—	—	—	(1.2)
Adjustment in respect of prior periods	(0.1)	—	0.3	(0.1)	—	—	0.1
Arising on acquisition	8.3	—	—	—	—	(8.5)	(0.2)
Foreign exchange movements	(0.1)	—	—	—	—	0.5	0.4
As at 31 December 2018	23.4	3.1	2.3	(0.4)	0.1	(20.2)	8.3
Reclassification	—	—	0.1	(0.1)	—	—	—
(Credit)/debit to the income statement	(6.6)	0.7	3.4	(3.1)	—	7.0	1.4
Debit/(credit) to equity	—	0.2	—	(0.8)	—	—	(0.6)
Adjustment in respect of prior periods	0.9	—	(0.1)	(0.2)	—	—	0.6
Arising on acquisition	0.8	—	—	—	—	(4.2)	(3.4)
Foreign exchange movements	(0.3)	—	(0.1)	0.1	—	0.3	—
As at 31 December 2019	18.2	4.0	5.6	(4.5)	0.1	(17.1)	6.3
Analysed as:
	2019 £m	2018 £m
Deferred tax liabilities	(21.6)	(20.6)
Deferred tax assets	27.9	28.9
Net deferred tax asset recognised	6.3	8.3

Deferred tax assets not recognised
Deferred tax assets arising from temporary differences have not been recognised in tax jurisdictions where there is insufficient evidence that the asset will be recovered. The asset would be recognised if sufficient suitable taxable profits were made in the future and the recovery of the asset became probable. The amount of the asset not recognised was:
	2019 £m	2018 £m
Accelerated capital allowances	0.5	1.3
Short-term timing differences	2.8	0.4
Unrelieved tax losses	28.2	16.6
Total	31.5	18.3
The majority of Just Eat’s tax losses for which no deferred tax has been recognised do not expire. A total of £0.5 million of gross losses (unrecognised deferred tax asset of £0.1 million) expire in less than five years’ time, £36.4 million of gross losses (unrecognised deferred tax asset of £10.9 million) expire in five to ten years’ time and £0.7 million of gross losses (unrecognised deferred tax asset of £0.1 million) expire in more than ten years’ time.
10. Earnings per share
Accounting policy
Basic earnings per share is calculated by dividing the result for the year attributable to equity shareholders by the weighted average number of shares outstanding during the year, excluding unvested share awards.
Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. Ordinary shares are only treated as dilutive when their conversion would decrease earnings per Ordinary share or increase loss per Ordinary share from continuing operations.
Basic and diluted earnings per share
	2019 Number of shares (‘000)	2018 Number of shares (‘000)
Weighted average number of Ordinary shares for basic earnings per share	680,970	678,021
Effect of dilution:
Share options and awards	5,492	4,389
Weighted average number of Ordinary shares adjusted for the effect of dilution	686,462	682,410
	2019 Pence	2018 Pence
Earnings per Ordinary share
Basic	(23.4)	12.1
Diluted	(23.4)	12.1
11. Goodwill
Accounting policy
Goodwill is measured as the excess of the fair value of purchase consideration over the fair value of the net assets acquired and is recognised as an intangible asset when control is achieved. Fair value measurements are based on provisional estimates and may be subject to amendment within one year of the acquisition. The fair values associated with material business combinations are valued by external advisers and any amount of consideration which is contingent in nature is evaluated at the end of each reporting period, based on internal forecasts, with any changes in the contingent consideration liability being recognised in profit or loss.

Goodwill itself does not generate independent cash flows and, therefore, in order to perform required tests for impairment, it is allocated at inception to the specific CGUs or groups of CGUs which are expected to benefit from the acquisition. Goodwill is not amortised but is reviewed for impairment annually, or more frequently when there is an indication that the CGU may be impaired. When an indication of impairment exists, Just Eat reviews the carrying amount and recoverable amount of the GCU. The recoverable amount is the higher of FVLCD and VIU. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the CGU. An impairment loss recognised for goodwill is not reversed subsequently.
CGUs are considered to be individual country markets, as the resources and cash flows for each country market are generated independently. CGUs are not aggregated for the purpose of impairment testing.
Projections of cash inflows are based on the number of orders, multiplied by the average order value (“AOV”) and Just Eat’s commission rate. AOV and commission rates are projected to remain consistent, with order growth rates being determined by analysis based on internal information gathered across all of Just Eat’s various markets, which have different stages of maturity. Cash outflow projections comprise fixed overheads, marketing spend and direct costs per order. The key assumptions used in VIU calculations are order growth rates and the reduction in driver costs per order (the primary direct cost per order). The underlying assumptions used in FVLCD should be similar to VIU. However, FVLCD assumptions are based on a likely market participant’s perspective, rather than Just Eat’s internal view. In Just Eat’s industry, individual CGUs are sold between different global market participants with relative frequency as the sector consolidates. Valuations on these transactions are commonly based on multiples of current or expected revenue, taking into consideration local market factors. All of Just Eat’s assumptions are based on the Group’s past experience, taking into account the different stages of maturity of each market, as well as recent results and future expectations relevant to each country, taking into account strategic planning. For example, Just Eat has considerable experience in Denmark, the UK and Canada. Just Eat has dedicated market specialists who analyse the historical trends seen in Just Eat’s data. External sources of information are of limited value in Just Eat’s relatively new, fast-moving markets, but Just Eat’s prior experience and internal analytics of recent performance provide a strong and reliable source of insight. Discount rates are used which reflect current market assessments of the time value of money and the risks specific to the particular CGU. Just Eat’s projections are challenged, reviewed and approved in the final impairment review by the Board.
The main drivers for future order growth are marketing expenditure, which helps drive brand awareness and drive consumer traffic to Just Eat’s platforms, and the investment in technology, which ensures the platforms are stable, secure, efficient and scalable. These will both assist in increasing both the relevant overall market as well as the CGU’s market share over the medium to long term. Winning large chains of quick service restaurants is also a key driver for future growth, due to the impact on order volumes and the effect of encouraging new consumers to Just Eat’s platforms.
Just Eat prepares short-term cash flow projections based on the most recent profit projections approved by the Board. The projections presented to the Board cover a period of three years for all CGUs except for Just Eat’s operations in ANZ, which covers a timespan of five years. ANZ has been a market of focus in recent years and as a result, a longer time frame is considered by the Board. Following the short-term period, the delivery service element in all of Just Eat’s country markets is expected to enjoy growth in excess of the anticipated long-term average growth rates for their respective country, with the long-term growth rate from the terminal year being the long-term Consumer Price Index inflation rate. The pure marketplace element of Just Eat’s business (i.e. where no delivery services are provided by Just Eat) is not expected to exceed long-term growth rates for any CGU other than ANZ. Delivery and marketplace in ANZ is currently lacking penetration, therefore marketing spend and discounting are expected to create a level of growth greater than local market inflation. Following the short-term period, Just Eat has applied the above average growth rates for delivery services and pure marketplace in ANZ for five years, with the rate based on previous experience of growth rates (including historical growth rates of all CGUs). After this, a long-term growth rate is applied. In the prior year, Just Eat applied the above average growth rates for two years following the three-year detailed projections to all CGUs except for ANZ and Italy (“IT”). However, given that Just Eat expects strong growth as markets grow to maturity, Just Eat now applies five years of above average growth rates to all markets following Just Eat’s short-term cash flow projections. Just Eat believes that the five-year projections of above average growth rates will be more accurate and reliable, given experience and knowledge of Just Eat’s markets.
Carrying value of goodwill
	2019 £m	2018 (restated1) £m
As at beginning of the year	749.9	525.3
Impairment	(92.3)	—
Arising on acquisition	20.9	236.6
Fair value adjustments	(1.6)	—
Foreign exchange movements	(17.3)	(12.0)
As at end of the year	659.6	749.9
1.	Restated to deconsolidate Mexico, see Note 2.
Goodwill is attributable to the future growth of the acquired businesses, through expansion of the networks of Restaurant Partners and the number of orders per Restaurant Partner, anticipated future operating synergies, and the ability to leverage intellectual property in new markets around the world.
Details of the impairment charge are provided below.
City Pantry Ltd (“City Pantry”), Simbambili Ltd (trading as Practi) (“Practi”) and Canary Flash S.L. (“Canary Flash”) were acquired in 2019, resulting in the provisional recognition of goodwill of £14.1 million (added to the UK CGU), £6.0 million (added to the UK CGU) and £0.8 million (added to the Spain CGU), respectively. During 2018, Hungryhouse Holdings Limited (“Hungryhouse”) and Flyt were acquired, resulting in the recognition of goodwill of £201.0 million and £35.6 million (provisional) respectively. The purchase price allocation for the 2018 acquisition of Flyt was finalised in the second half of 2019, with an adjustment to fair value of £1.6 million recognised. Further details of acquisitions are provided in Note 23.
Goodwill allocated by CGU
Goodwill acquired in a business combination is allocated on acquisition to the CGUs that are expected to benefit from that business combination.
The carrying amount of goodwill has been allocated as follows:
CGU	As at 31 December 2018 (restated2) £m	Impairment £m	Arising on acquisition £m	Fair value adjustments £m	Foreign exchange £m	As at 31 December 2019 £m
ANZ	259.7	(92.3)	—	—	(10.3)	157.1
UK	240.9	—	20.1	(1.6)	—	259.4
Canada (“CA”)	95.6	—	—	—	1.1	96.7
Spain (“ES”)	59.0	—	0.8	—	(3.2)	56.6
IT	43.1	—	—	—	(2.3)	40.8
France (“FR”)	44.5	—	—	—	(2.4)	42.1
Other CGUs[1]	7.1	—	—	—	(0.2)	6.9
Total goodwill	749.9	(92.3)	20.9	(1.6)	(17.3)	659.6
1.	Other CGUs include Denmark, Ireland and Switzerland. The individual amount of goodwill assigned to these CGUs is not considered significant in comparison with the carrying value of goodwill.
2.	Restated to deconsolidate Mexico, see Note 2.

CGU	As at 31 December 2017 (restated3) £m	Transfers[2] £m	Arising on acquisition £m	Fair value adjustments £m	Foreign exchange £m	As at 31 December 2018 (restated3) £m
ANZ	271.2	—	—	—	(11.5)	259.7
UK	—	4.3	236.6	—	—	240.9
CA	91.8	6.1	—	—	(2.3)	95.6
ES	58.3	—	—	—	0.7	59.0
IT	42.6	—	—	—	0.5	43.1
FR	44.0	—	—	—	0.5	44.5
Other CGUs[1]	17.4	(10.4)	—	—	0.1	7.1
Total goodwill	525.3	—	236.6	—	(12.0)	749.9
1.	Other CGUs include Denmark, Ireland and Switzerland. The individual amount of goodwill assigned to these CGUs is not considered significant in comparison with the carrying value of goodwill.
2.
During 2018 Just Eat integrated the operations of SkipTheDishes (as defined below) and Just Eat Canada and as a result these two CGUs were combined, leading to the transfer of £6.1 million into the SkipTheDishes CGU and its renaming to “Canada”. As a result of the acquisition of Hungryhouse, the UK CGU has been separately disclosed and the existing goodwill balance of £4.3 million attributable to this CGU has been moved from the “Other CGUs” category where it was previously disclosed.

3.	Restated to deconsolidate Mexico, see Note 2.
Impairment review
Each CGU has specific commercial risks and opportunities, with different expected growth rates in the short and medium-term and a different mix of revenue between marketplace and delivery. However, each CGU operates a similar business model and therefore the variables used in the key assumptions on which Just Eat has based its cash flow projections are the same in nature for all CGUs. For the year ended 31 December 2019, the recoverable amount was determined by measuring VIU for all CGUs except for ANZ, which was based on FVLCD as this was higher than VIU. In 2018, the recoverable amount for all CGUs was calculated based on FVLCD. The key assumptions to which the recoverable amount of each CGU are most sensitive are order growth rates and, for delivery orders, the reduction in driver costs per order. In accordance with IFRS13 Fair Value Measurement, when assessing FVLCD, Just Eat considers multiple valuation methodologies. Just Eat weights the indications of value from an Income Approach which factors in the expected future cash flows of the business (consistent with VIU) and from a Market Approach based on revenue multiples indicated by recent industry transactions. The expected future cash flows represent Level 3 (unobservable) inputs, while Market Approach is based on Level 2 (observable) inputs as these data are publicly available. Just Eat believes that the costs of disposal associated with selling these CGUs reflect a low proportion of the deal value due to Just Eat’s in-house expertise and experience of selling non-strategic businesses.
Impairment testing for 2019 was based on the position as at 31 December 2019 but was actually performed in April 2020 and finalised in May 2020. This is later than would normally occur, due to the impact of the proposed merger and potential hostile takeover which took place in 2019. Normally, impairment testing takes place in Q1 based on Just Eat’s expected future performance as at the year end. For the current impairment review, the projections used were approved by the Board in June 2020. While the FY20 budget and projections beyond 2020 were formally approved by the Board in 2020, these forecasts were based on work undertaken and decisions made by the Board before 31 December 2019 and therefore reflect in all material respects the facts and circumstances in place at that date in respect of the CGUs for which impairment was recorded.
In 2019, an impairment charge of £92.3 million was recognised in respect of the ANZ CGU.
The impairment of Just Eat’s ANZ CGU was driven by a reduction in Just Eat’s view on the long-term profitability of the business in light of the entry of new competitors into the market. The performance of the ANZ business in 2019 was in line with Just Eat’s expectations and Just Eat remains optimistic about the long-term prospects of the business, but Just Eat’s view on the level of growth in long-term profitability is reflected in the current year impairment charge. The level of competition increased at the end of 2019 with a new market participant and the ending of exclusivity on a large restaurant chain.

Projected order growth and the reduction in driver costs per order are based on past experience, adjusted for expected market trends, and reflect Just Eat’s plans for each individual country. Order growth projection is built on a cohort basis for the larger markets, using consumer retention rate patterns from previous cohorts and extrapolating the order frequency of these. Cohorts are groupings of consumers, usually determined by the point in time at which they became a consumer, for example, all new user accounts which joined Just Eat’s platform in Q1 2017. For the Group’s smaller markets, order growth projection is based on historical patterns of new consumer versus existing consumer cohort behaviour. Delivery costs per order are modelled based on historical rates, with assumptions overlaid relating to driver efficiencies and delivery frequency changes based on expected order growth patterns.
Order growth rates are driven by a number of different factors, the most significant of which are consumer patterns such as order frequency and consumer retention. Driver costs vary based on the scale and density of delivery zones and local labour costs. Fundamental to the cash flow projections for each CGU are the assumptions that, as observed in mature delivery zones, increasing density and scale drive improvements in profitability.
The key assumptions are:
	ANZ	UK	CA	ES	IT	FR
Order compound annual order growth rate to terminal year
2018	14.7%	10.9%	25.9%	20.6%	25.4%	23.6%
2019	10.0%	11.3%	12.4%	11.8%	4.8%	8.3%
Driver cost compound annual cost reduction to terminal year
2018	(15.6%)	(14.5%)	(4.7%)	(6.1%)	(6.4%)	(3.4%)
2019	(2.8%)	(6.9%)	(1.0%)	(3.2%)	(6.2%)	(3.4%)
The movement on the prior year comparative includes the impact of moving the projections along one year (with order growth and cost reduction in 2019 being higher than in the terminal year), and extending the period to the terminal year (with growth rates expected to reduce over the period to the terminal year).
An additional key assumption specific to the FVLCD calculations applied to the ANZ CGU was in relation to the premium based on revenue multiples. A premium of 13% was applied to the ANZ CGU.
Other assumptions:
	ANZ	UK	CA	ES	IT	FR
Post-tax discount rate[1]
2018	9.6%	9.2%	9.1%	9.5%	10.1%	8.7%
2019	10.0%	10.0%	10.0%	9.9%	11.0%	9.4%
Pre-tax discount rate[1]
2018	10.7%	10.9%	11.3%	11.1%	11.3%	11.8%
2019	10.9%	11.6%	12.5%	11.3%	13.6%	11.2%
Terminal growth rate[2]
2018	2.5%	2.0%	2.0%	1.8%	1.6%	1.9%
2019	2.5%	2.0%	2.0%	1.8%	1.5%	1.7%
Number of years forecasted before terminal growth rate applied
2018	8	5	5	5	8	5
2019	10	8	8	8	8	8
1.
Post-tax and pre-tax discount rates have been calculated using the Capital Asset Pricing Model, the inputs of which include a country risk-free rate, equity risk premium, Group size premium and a risk adjustment (beta).

2.	Terminal growth rate is based on long-term inflation rates in the country of operation, taken from the International Monetary Fund website.

Sensitivity analysis
Just Eat conducted a sensitivity analysis on each CGU’s future cash flows by either reducing future order growth rates or decreasing the reduction in delivery costs.
The sensitivity assumptions applied to the calculations are set out in the table below, and Just Eat has used these to determine the further disclosures provided below. These are considered to be reasonably possible, but not likely.
	ANZ	UK	CA	ES	IT	FR
Decrease in order compound annual growth rate to terminal year
2018	(0.7%)	(1.1%)	(1.3%)	(1.2%)	(1.3%)	(1.3%)
2019	(1.2%)	(0.9%)	(1.2%)	(1.5%)	(1.4%)	(1.4%)
Increase in driver cost compound annual cost reduction to terminal year
2018	0.5%	0.8%	0.9%	0.9%	0.9%	0.9%
2019	1.8%	2.1%	2.3%	2.2%	2.2%	2.2%
As the ANZ CGU was impaired in 2019, any reduction in the key assumptions leads to an increase in the impairment charge. The impact of the order growth sensitivity set out above would lead to an additional impairment charge of £27.6 million, while changing the driver cost assumption would result in an additional impairment charge of £131.9 million.
Just Eat’s sensitivity analysis demonstrates that it is also reasonably possible that an impairment charge could arise in the ES and FR CGUs. The following table sets out the goodwill attributable to each of these CGUs, the excess of the recoverable amount over the carrying value of each CGU under the base case assumptions set out above (the “headroom”), together with the potential headroom (shown as a positive value) or impairment (shown as negative values) under each of the two sensitised scenarios.
	ES £m	FR £m
Goodwill	56.6	42.1
Headroom under base case assumptions	51.1	16.6
Headroom/(impairment) following the impact of the sensitised decrease in order compound annual growth rate to terminal year	32.7	(2.3)
Impairment following the impact of the sensitised increase in driver cost compound annual cost reduction to terminal year	(60.1)	(44.1)
Under the scenario for a sensitised increase in driver costs, the goodwill balance would be fully impaired, followed by an impairment in other intangible assets.
The following table sets out the change in key assumptions needed to get to the point where recoverable amount equals the carrying value:
	ES	FR
Breakeven decrease in order compound annual growth rate to terminal year	(4.4%)	(1.2%)
Breakeven increase in driver cost compound annual cost reduction to terminal year	1.2%	0.5%
The majority of Just Eat’s CGUs operate either in country markets which are in the early stages of online food ordering (unlike Just Eat’s UK, Danish and Canadian country markets, which are more mature), or where Just Eat is implementing its new delivery services. Just Eat has seen success in Just Eat’s more mature markets, with significant levels of growth over historical years, and its acquisition of SkipTheDishes Restaurant Services Inc. and its subsidiaries (collectively, “SkipTheDishes”) in Canada has experienced significant growth in its delivery services since its founding in 2012. When operating in the early stages of a market or introducing new delivery services, losses are made until sufficient scale and density are achieved. These factors are why Just Eat has seen significant growth in revenue, profits and cash flows in Just Eat’s business, and Just Eat expects to see similar outcomes in the ES and FR CGUs.

12. Other intangible assets
Accounting policy
Intangible assets are recorded at cost, net of amortisation and any provision for impairment. Amortisation is spread evenly over the assets’ useful economic lives. The cost of intangible assets arising from a business combination or associate is determined at their fair value on the date of initial recognition.
Just Eat has four classes of intangible assets: patents, licences and intellectual property (“IP”), Restaurant Partner contracts, brands, and development costs. Due to the absence of both a contractual arrangement and the absence of any practice of establishing such contracts with consumers, acquired customer/user lists are not classified as a separate intangible asset.
Detail of the policy on asset impairment is provided in Note 2.
Patents, licences and IP
Patents, licences and IP are generally acquired as part of a business combination, and predominantly relate to acquired operating platforms, such as websites and apps. Software licences are also included in this category.
The useful economic life is typically between three and five years, depending on the timespan over which benefits are expected to be realised from the asset.
The initial fair values are established as the estimated costs to replace the acquired platforms.
The weighted average remaining amortisation timespan for this category at 31 December 2019 was 4.1 years (2018: 3.1 years).
Restaurant contracts
Restaurant contracts are generally the primary revenue-generating contractual assets of a business combination and relate to the acquired contractual agreements between the business and the Restaurant Partners.
The useful economic life is determined as the timespan over which the acquired Restaurant Partner contracts are reasonably expected to transfer economic benefits, which is usually between three and ten years.
The initial fair values are established with reference to the present value of their post-tax cash flows projected over their remaining useful lives. The cash flows and discount rates used in the valuations are risk adjusted to the extent deemed necessary to accurately reflect local risks and uncertainties associated with the asset.
The weighted average remaining amortisation timespan for Restaurant Partner contracts at 31 December 2019 was 2.1 years (2018: 3.4 years).
Brands
Brands are acquired as part of a business combination.
The useful economic life is determined as the timespan over which the acquired brand is reasonably expected to generate economic benefits, which is usually between three and ten years.
The initial fair values are established using the relief from royalty valuation method. The cash flows and discount rates used in the relief from royalty valuation model are risk adjusted to the extent deemed necessary to accurately reflect local risks and uncertainties associated with the asset.
The weighted average remaining amortisation timespan for brands at 31 December 2019 was 4.7 years (2018: 5.8 years).
Development costs
Internally developed ordering platform websites, apps and other software are capitalised to the extent that incremental costs can be separately identified, the product component is technically feasible, expenditure can be measured reliably, and sufficient resources are available to complete the project. Where these conditions are not met the amounts are expensed as incurred.
The useful economic life is typically three years from the date the developed asset is available for use.

The weighted average remaining amortisation timespan for development costs (excluding work in progress) at 31 December 2019 was 2.2 years (2018: 0.3 years).
Carrying value of other intangible assets
	Patents, licences and IP £m	Restaurant contracts £m	Brands £m	Development costs £m	Total £m
Cost
As at 1 January 2018 (restated1)	22.8	79.1	22.7	26.9	151.5
Additions	4.8	—	—	25.2	30.0
Arising on acquisition	—	39.4	—	10.8	50.2
Transfers	5.6	—	—	(5.6)	—
Disposals	(0.6)	—	—	(1.3)	(1.9)
Foreign exchange movements	(0.2)	(2.4)	(0.7)	—	(3.3)
As at 31 December 2018 (restated1)	32.4	116.1	22.0	56.0	226.5
Additions	11.4	—	—	40.5	51.9
Arising on acquisition	13.0	7.1	1.1	—	21.2
Fair value adjustment to acquisition accounting	2.1	—	—	—	2.1
Transfers	10.8	—	—	(10.8)	—
Disposals	—	—	—	(1.9)	(1.9)
Foreign exchange movements	0.7	(2.5)	(0.8)	(0.2)	(2.8)
As at 31 December 2019	70.4	120.7	22.3	83.6	297.0
Amortisation
As at 1 January 2018 (restated1)	12.0	30.0	12.9	3.6	58.5
Charge for the year	6.0	20.9	2.0	7.9	36.8
Disposals	(0.5)	—	—	(0.5)	(1.0)
Foreign exchange movements	(0.2)	(0.7)	(0.3)	—	(1.2)
As at 31 December 2018 (restated1)	17.3	50.2	14.6	11.0	93.1
Charge for the year	14.6	21.4	2.1	16.0	54.1
Disposals	—	—	—	(1.2)	(1.2)
Foreign exchange movements	0.5	(1.5)	(0.6)	(0.1)	(1.7)
As at 31 December 2019	32.4	70.1	16.1	25.7	144.3
Carrying amount
As at 31 December 2019	38.0	50.6	6.2	57.9	152.7
As at 31 December 2018 (restated1)	15.1	65.9	7.4	45.0	133.4
1.	Restated to deconsolidate Mexico, see Note 2.
The transfer in the year relates to acquired intangibles incorrectly classified as development costs.
As at 31 December 2019, Just Eat has not entered into any material contractual commitments for the acquisition of intangible assets (2018: none).
13. Property, plant and equipment
Accounting policy
Property, plant and equipment are stated at cost, net of depreciation and any provision for impairment. Depreciation is charged on all property, plant and equipment at rates calculated to recognise the cost, less estimated residual value, of each asset evenly over its expected useful life, as follows:
Fixtures and fittings    33% per annum
Equipment       33% to 50% per annum
Leasehold improvements 20% per annum, or the period of the lease if shorter
Detail of the policy on asset impairment is provided in Note 2.

Carrying value of property, plant and equipment
	Fixtures and fittings £m	Equipment £m	Leasehold improvements £m	Total £m
Cost
As at 1 January 2018 (restated1)	6.2	20.2	9.8	36.2
Additions	1.2	17.0	1.7	19.9
Disposals	(0.2)	(4.7)	(0.2)	(5.1)
Foreign exchange movements	0.1	—	—	0.1
As at 31 December 2018 (restated1)	7.3	32.5	11.3	51.1
Additions	0.5	20.4	2.3	23.2
Disposals	(1.2)	(4.1)	(1.1)	(6.4)
Foreign exchange movements	(0.2)	(1.0)	—	(1.2)
As at 31 December 2019	6.4	47.8	12.5	66.7
Accumulated depreciation
As at 1 January 2018 (restated1)	4.3	10.0	3.0	17.3
Charge for the year	1.2	8.6	2.1	11.9
Disposals	(0.1)	(3.6)	(0.2)	(3.9)
Foreign exchange movements	0.1	—	0.2	0.3
As at 31 December 2018 (restated1)	5.5	15.0	5.1	25.6
Charge for the year	1.1	13.4	2.6	17.1
Disposals	(1.2)	(3.6)	(1.2)	(6.0)
Impairment	—	2.0	—	2.0
Foreign exchange movements	(0.1)	(0.4)	—	(0.5)
As at 31 December 2019	5.3	26.4	6.5	38.2
Carrying amount
As at 31 December 2019	1.1	21.4	6.0	28.5
As at 31 December 2018 (restated1)	1.8	17.5	6.2	25.5
1.	Restated to deconsolidate Mexico, see Note 2.
Equipment includes internet-connected devices provided to Restaurant Partners which enable them to receive orders and provide order tracking to consumers (“Order Pads”) located on Restaurant Partner premises with a net book value of £19.5 million (2018: £14.0 million). During the year an impairment charge of £2.0 million was booked in respect of faulty Order Pads. A warranty claim was ongoing at the year end.
As at 31 December 2019, Just Eat has not entered into any material contractual commitments for the acquisition of property, plant and equipment (2018: none).
14. Investments in associates and joint ventures
Accounting policy
An associate is an entity over which Just Eat has significant influence. Significant influence is where Just Eat has the power to participate in the financial and operating policy decisions of the investee, but does not control or have joint control over those decisions. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.
The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The investment in an associate is initially recognised at cost. At the acquisition date, any excess of the cost of acquisition over Just Eat’s share of the net fair value of the identifiable assets and liabilities of the associate is recognised as goodwill. Goodwill is included within the carrying amount of the investment. Under the equity method, the carrying amount of the investment is adjusted to recognise changes in Just Eat’s share of net assets subsequent to acquisition.
The consolidated income statement reflects Just Eat’s share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of consolidated other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate, Just Eat’s share of any changes is recognised, when applicable, in the consolidated statement of changes in equity. Profits and losses resulting from transactions between Just Eat and its associates are eliminated to the extent of Just Eat’s interest in the associate.
A joint venture is an entity where Just Eat shares control with another party. Accounting for joint ventures is consistent with that of associates as set out above.
Detail of the policy on asset impairment is provided in Note 2.
Just Eat has investments in two associates, iFood Holdings B.V. (“iFood”) and IF-JE Holdings B.V. (“IF-NL”). Both associates are 33% owned, with the remaining 67% owned by Movile Internet Movel S.A. (“Movile”), or parties connected to Movile. Both entities are accounted for using the equity method in these financial statements as Just Eat is considered to have significant influence through representation on the companies’ board of directors and through the voting rights given by share ownership. Only iFood is considered to be material. No dividends have been received from associates in 2018 or 2019.
iFood operates a marketplace for online food delivery. iFood is incorporated in the Netherlands and has its principal place of business in Brazil, an area of significant growth potential and complementary to Just Eat’s strategic objectives.
IF-NL is a holding company with its principal place of residence in the Netherlands. The primary investment of IF-NL is El Cocinero a Cuerda SL (“ECAC”), a Mexican online food marketplace business. IF-NL owns 49% of ECAC and the remaining 51% is owned directly by Just Eat.
Joint control of ECAC is held by Just Eat and Movile and ECAC is Just Eat’s only joint venture. Determining control of ECAC is considered to be an area of significant judgement, further details are provided in Note 2.
	2019				2018 (restated3)
	iFood £m	IF-NL £m	ECAC £m	Total £m	iFood £m	IF-NL £m	ECAC £m	Total £m
100% of the results of the business
Revenue	200.6	—	(3.8)	196.8	123.8	—	(1.7)	122.1
Loss after tax	(174.7)	(7.8)	(33.5)	(216.0)	(19.5)	(0.1)	(10.1)	(29.7)
Our share of the results of the business
Losses after tax[1,2]	(58.2)	(2.6)	(22.6)	(83.4)	(6.7)	—	(7.0)	(13.7)
Total comprehensive loss[1,2]	(58.2)	(2.6)	(22.6)	(83.4)	(6.7)	—	(7.0)	(13.7)
Impairment of investment in associates and joint ventures	—	—	(15.8)	(15.8)	—	—	—	—
Share of results of associates and joint ventures	(58.2)	(2.6)	(38.4)	(99.2)	(6.7)	—	(7.0)	(13.7)
100% of the net assets of the business
Non-current assets	39.9	4.9	5.4	50.2	32.1	12.5	3.0	47.6
Current assets	183.6	—	5.2	188.8	83.9	—	6.2	90.1
Non-current liabilities	(9.4)	—	(0.3)	(9.7)	(1.6)	—	—	(1.6)
Current liabilities	(125.4)	(1.8)	(5.5)	(132.7)	(82.7)	(2.0)	(2.4)	(87.1)
Net assets and total equity	88.7	3.1	4.8	96.6	31.7	10.5	6.8	49.0
Group share of interest in associated undertaking’s net assets	29.6	1.0	3.2	33.8	10.6	3.5	4.6	18.7
Goodwill on acquisition of interest in associate or joint venture	45.6	—	3.6	49.2	40.5	—	19.7	60.2
Carrying value of interest in associated undertaking	75.2	1.0	6.8	83.0	51.1	3.5	24.3	78.9
1.	Just Eat’s share of losses after tax and total comprehensive loss includes amortisation of acquired intangibles recognised by Just Eat, but not by iFood.
2.	The loss after tax and total comprehensive loss were entirely derived from continuing activities.
3.	Restated to include Mexico. See Note 2.

Supplementary information regarding material associated undertakings is provided below:
	iFood		ECAC
	2019 £m	2018 £m	2019 £m	2018 £m
Cash and cash equivalents	47.4	15.2	4.5	2.9
Other current financial assets	136.2	68.7	0.7	3.3
Current financial liabilities	(125.4)	(82.7)	(5.5)	(2.4)
Non-current financial liabilities	(9.4)	(1.6)	(0.3)	—
Depreciation and amortisation	(9.4)	(2.4)	(1.2)	(0.2)
Income tax expense	(2.6)	(0.8)	—	—
In 2019 Just Eat recorded an impairment charge of £15.8 million in respect of the Group’s investment in it’s Mexican joint venture. While the overall Mexican online take away market is expected to continue to grow significantly, it is an extremely competitive market with a number of market participants requiring a significant amount of expenditure to gain a market leadership position. During 2019, Just Eat revaluated its funding strategy, which provided objective evidence that the net investment was impaired. The recoverable amount of the net investment was determined based on the FVLCD and was determined based on a multiple of revenue of entities deemed similar to ECAC which is a Level 3 input. Subsequent to the completion of the Group’s impairment assessment of its interest in ECAC as at 31 December 2019, Just Eat has concluded that there are further indicators of impairment considering the competitive market and as a result it is probable that the carrying value of the Group’s interest amounting to £6.8 million will be impaired.
15. Trade and other receivables
Accounting policy
Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.
Detail of the policy on asset impairment is provided in Note 2.
Trade receivables are shown net of an allowance for bad or doubtful debts of £0.6 million (2018: £1.5 million). No provision for doubtful debts was deemed necessary for any other receivables in the current or prior year. The average age of amounts held by Payment Service Providers is three days (2018: three days).
	2019 £m	2018 (restated1) £m
Trade receivables	9.1	4.0
Amounts held by Payment Service Providers	41.8	37.1
Other receivables	4.6	3.6
Prepayments	16.9	13.2
Accrued revenue	0.8	0.2
Current trade and other receivables	73.2	58.1
1.
Restated to deconsolidate Mexico. In addition, the Group’s accounting policy for amounts held by Payment Service Providers was changed in the year, resulting in a reclassification from cash and cash equivalents to trade and other receivables in the prior year. Both items are described in Note 2.

16. Trade and other payables
Accounting policy
Trade and other payables are initially measured at fair value, net of transaction cost, and subsequently measured at amortised cost using the effective interest method.
Just Eat has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms. The Directors consider that the carrying amount of trade payables approximates to their fair value.

For most suppliers, no interest is charged on the trade payables for at least the first 30 days from the date of the invoice. Amounts owed to Restaurant Partners are typically settled on a weekly basis.
	2019 £m	2018 (restated1) £m
Trade payables	14.0	17.0
Amounts due to Restaurant Partners	56.7	78.8
Deferred consideration	—	28.0
Other payables and accruals	95.5	97.6
Other taxes and social security	23.5	16.3
Total trade and other payables	189.7	237.7
1.	Restated to deconsolidate Mexico, see Note 2.
Deferred consideration as at 31 December 2018 consisted of £20.1 million due to the vendors of SkipTheDishes and £7.9 million due to the vendor of the increased stake in iFood. Amounts due to vendors which are contingent on future performance are included in provisions.
The average period for which amounts were due to Restaurant Partners was two days (2018: seven days).
17. Provisions for liabilities
Accounting policy
Provisions are recognised when Just Eat has an obligation to make a cash outflow as a result of a past event. They are distinct from liabilities recorded within trade and other payables in that either the value or timing of the outflow is uncertain. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date when settlement is considered to be probable. Where a provision is measured using the cash flows estimated to settle the obligation, the carrying amount is the present value of those cash flows. The unwinding of any discount is recognised in the income statement within other gains and losses, together with any charges or credits made to acquisition-related provisions subsequent to the acquisition accounting.
	Contingent consideration £m	Other provisions £m	Total £m
At 1 January 2018 (restated1)	29.9	12.8	42.7
Arising on acquisition	20.8	0.2	21.0
Charged to the income statement	—	0.3	0.3
Released to the income statement	(0.6)	(1.4)	(2.0)
Utilised in the year	—	(0.5)	(0.5)
Transferred to trade and other payables	(28.0)	—	(28.0)
Unwinding of discount	0.2	—	0.2
Foreign exchange movements	(1.6)	0.2	(1.4)
As at 31 December 2018 (restated1)	20.7	11.6	32.3
Arising on acquisition	14.8	—	14.8
Charged to the income statement	15.5	0.9	16.4
Released to the income statement	—	(0.1)	(0.1)
Utilised in the year	(35.2)	—	(35.2)
Transferred from trade and other payables	—	1.8	1.8
Unwinding of discount	2.8	—	2.8
Foreign exchange movements	—	(0.5)	(0.5)
As at 31 December 2019	18.6	13.7	32.3
1.	Restated to deconsolidate Mexico, see Note 2.

	2019 £m	2018 (restated1) £m
Current	27.7	11.5
Non-current	4.6	20.8
Total provisions for liabilities	32.3	32.3
1.	Restated to deconsolidate Mexico, see Note 2.
The provision for contingent consideration as at 31 December 2018 related to the acquisition of Flyt in 2018, which was expected to be utilised in December 2021, but since all the performance targets were met it was paid out in December 2019. Contingent consideration as at 31 December 2019 relates to Practi and City Pantry, which was expected to be utilised through to April 2022. Of the total amount held as non-current as at 31 December 2019, £4.5 million related to contingent consideration due to be paid subsequent to 31 December 2020. However, as a result of the change in control of the Group these amounts were settled in 2020.
As at 31 December 2019, other provisions included £9.3 million (2018: £9.8 million) in respect of Just Eat’s commitment to buy out the minority shareholder of FBA Invest SaS and associated legal costs. The amount payable is dependent on the results of the French businesses for 2016 and 2017. As the requirement to pay the obligation has passed, the amount is treated as current. The timing of when the matter will be settled is uncertain and is dependent on agreement between all parties of the amount to be paid, but is unlikely to be paid within three years of the balance sheet date. The remaining provisions included within other provisions are insignificant in size and nature.
18. Contingent liabilities
Possible gig economy class action
In July 2018, a courier on the SkipTheDishes network filed a statement of claim in Manitoba alleging that all couriers providing services on the SkipTheDishes network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be accepted as a class action and, if so, which couriers would be included in any such class.
An arbitration clause exists within Just Eat’s courier agreement which, if enforceable, could exclude the majority of the class in favour of arbitration, thereby significantly reducing the size of any class action and the related risks.
Whilst it is difficult to assess the merits or potential quantum with certainty, Just Eat’s current assessment based on advice from external legal counsel is that a successful claim against Just Eat is not probable, therefore Just Eat has not provided for the midpoint from the estimated range. Were the claim to be successful, the range of outcomes is wide, estimated to be between £nil and £80 million. The upper end of the range is considered to be highly unlikely.
EU state aid
In October 2017, the European Commission (the “EC”) announced it was conducting a state aid investigation into the Group Financing Exemption contained within the UK’s Controlled Foreign Company (“CFC”) legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A TIOPA 2010) was introduced in 2013 when the UK CFC rules were revised. On 20 August 2019, the EC published its final decision following the conclusion of its investigation in the Official Journal. The final decision confirmed the EC believed the Financing Exemption did constitute illegal state aid if certain criteria were met (specifically to the extent the financing income was derived from UK activities). Just Eat believes the European Commission came to the wrong conclusion following its investigation and has applied to the Court of Justice of the European Union (“CJEU”) to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications.

Similar to other UK based international companies, Just Eat may be impacted by the final outcome of this investigation. Just Eat is continuing to work with its advisers to assess the EC’s decision on its position as guidance is released from HMRC and other sources. Whilst there is considerable uncertainty with regards to both the annulment process and any corresponding liability assessed by HMRC, the maximum potential cash exposure has been calculated to be £15.7 million, plus £0.9 million interest, should the EC’s decision be upheld.
On 17 December 2019, Just Eat received a discovery assessment from HMRC in relation to state aid, covering the period to 31 December 2015, for £2.1 million. The assessment assumed full attribution of finance profits to the UK for a specific financing structure. Just Eat has appealed this assessment on a number of grounds and will be engaging with HMRC in due course. On the basis that Just Eat believes that it is more likely than not that the EC’s decision will be annulled by the CJEU, nothing has been recognised on the balance sheet in relation to this assessment.
19. Financial instruments
Accounting policy
Financial instruments comprise financial assets and financial liabilities. The fair values and carrying values held at amortised cost are set out in the table below. Unless otherwise stated, the valuation basis is level 2, comprising financial instruments where fair value is determined from inputs other than observable quoted prices for the asset or liability, either directly or indirectly. There were no transfers between fair value measurement categories in the current or prior year. The only derivative financial instruments entered into are forward foreign exchange contracts.
Recognition and de-recognition of financial assets and liabilities
Financial assets and financial liabilities are recognised when Just Eat becomes a party to the contractual provisions of the instrument.
A financial asset or liability is only derecognised when the contractual right that gives rise to it is settled, sold, cancelled or expires.
Fair value measurement
Certain financial instruments are measured at fair value at each balance sheet date.
The carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair values.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1:Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2:Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3:Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognised at fair value on a recurring basis, it is determined whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting year.
For the purpose of fair value disclosures, Just Eat has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.
Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits, excluding amounts being processed by Payment Service Providers and including cash received from consumers through Just Eat’s platform which will be subsequently remitted to Restaurant Partners (which are not restricted in their use).
Derivative financial instruments
Derivative financial instruments are held at fair value, with revaluation gains or losses taken to the income statement within “other gains and losses”.
Hedge accounting
No hedge accounting has been applied in 2018 or 2019.
Carrying value of financial instruments
	2019 £m	2018 (restated5) £m
Financial assets
Current portion
Cash and cash equivalents[1]	116.2	145.8
Trade and other receivables (excluding prepayments)	55.5	44.7
Non-current portion
Equity instruments carried at fair value through other comprehensive income[3]	1.3	1.0
	173.0	191.5
Financial liabilities
Current portion
Trade and other payables (excluding other taxes and social security)	(166.2)	(221.4)
Provisions for liabilities (excluding social security)[4]	(26.0)	(10.5)
Borrowings	(0.1)	(0.3)
Derivative financial instruments[2]	(1.0)	(0.3)
Non-current portion
Provisions for liabilities (excluding social security)[4]	(4.6)	(20.8)
Borrowings	(259.9)	(102.4)
	(457.8)	(355.7)
1.	Cash and cash equivalents are held on a short-term basis, with all having a maturity of three months or less.
2.	These represent foreign exchange forward contracts which are measured using quoted forward exchange rates that match the maturity of the contracts.
3.	Equity instruments carried at fair value through other comprehensive income are financial assets which are measured at fair value using level 3 measurements.
4.
Provisions for liabilities include contingent consideration of £18.6 million (2018: £20.8 million). Fair value of the consideration is valued using level 3 measurement techniques, which are the present value of the expected cash outflows of the obligation using the discounted cash flow method. A weighted average discount rate of 6.0% (range of 5.4-6.2%) was determined using a Capital Asset Pricing Model for the current year acquisitions. If the discount rate was 1% higher/lower while all other variables were held constant, the carrying amount would decrease/increase by £0.1 million. It has been assumed that these businesses will perform in-line with current business plans. See Note 17 for more detail on contingent consideration provisions. Changes in fair value are recognised through other gains and losses in the income statement. Provisions for liabilities include amounts relating to social security of £1.7 million (2018: £1.0 million), with a charge of £0.7 million arising in the year.

5.
Restated to deconsolidate Mexico. In addition, the Group’s accounting policy for amounts held by Payment Service Providers was changed in the year, resulting in a reclassification from cash and cash equivalents to trade and other receivables in the prior year. Both items are described in Note 2.

Capital risk management
Just Eat’s objectives when managing capital are to ensure that entities in the Group will be able to continue as a going concern, optimising liquidity and operating flexibility, while seeking to minimise its cost of capital. Just Eat’s capital structure consists of cash and cash equivalents, the RCF, lease arrangements and equity attributable to shareholders of the Company, comprising issued capital, reserves and retained earnings as disclosed in Note 21. No changes to Just Eat’s objectives or practices took place in 2018 or 2019 as these objectives were met through the use of the RCF. Further details of the RCF are provided in Note 20.
Just Eat is not subject to any externally imposed capital requirements.
Financial risk management
The main financial risks faced are market risk (which includes currency risk and interest rate risk), credit risk and liquidity risk. Just Eat’s treasury function, which operates under the Treasury Policy approved by the Board, uses certain financial instruments to mitigate potentially adverse effects on financial performance from these risks. These financial instruments consist of bank loans and deposits, spot and forward foreign exchange contracts and foreign exchange swaps. Policy prohibits the use of financial derivatives for speculative purposes.
a) Market risk management
Just Eat’s activities primarily create exposure to the financial risks of changes in foreign currency exchange rates and interest rates.
Foreign currency risk management
Transactions denominated in foreign currencies are undertaken and consequently exposures to exchange rate fluctuations arise.
The carrying amounts of Just Eat’s foreign currency-denominated monetary assets and monetary liabilities were as follows:
	Assets		Liabilities		Net position
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Australian dollars	147.2	155.8	(162.6)	(153.9)	(15.4)	1.9
Canadian dollars	12.7	23.9	(37.7)	(50.2)	(25.0)	(26.3)
Danish kroner	67.6	107.9	(59.3)	(86.5)	8.3	21.4
Euros	89.8	108.9	(69.9)	(80.3)	19.9	28.6
Swiss francs	21.2	13.8	(11.0)	(9.0)	10.2	4.8
US dollars	8.8	4.9	(3.8)	(5.4)	5.0	(0.5)
Foreign currency sensitivity analysis
Just Eat is primarily exposed to the US dollar, Australian dollar, Danish krone, euro, Swiss franc and Canadian dollar.
The US dollar exposure arises on the purchase of Order Pads and payment of invoices to US dollar-denominated suppliers, given the Group does not have US dollar revenues. The rest of the exposures relate to surplus cash generated in overseas operations, financing of overseas investments and deferred consideration of overseas acquisitions. Spot and forward foreign exchange contracts with maturities up to one year are used to manage these exposures.
The translation risk on converting overseas currency profits or losses is not hedged and such profits or losses are converted into sterling at average exchange rates throughout the year. Just Eat’s principal translation currency exposures are the euro and the Canadian dollar.
Just Eat’s Treasury Policy is for all currency exposures to first be naturally hedged, then any further transaction exposure hedged up to one year forward, using approved hedging instruments. More complex hedging strategies must be approved by the Group CFO in advance and in line with the policy. The policy stipulates that translation exposure should not be hedged with financial instruments.
The following table details the sensitivity to a 10% depreciation and 10% appreciation in pound sterling against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to senior management and represents an assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency-denominated monetary items and adjusts their translation at the year end for a 10% change in foreign currency rates. The sensitivity analysis includes external loans as well as internal loans to foreign operations.
	Appreciation in pound sterling				Depreciation in pound sterling
	Income statement 2019 £m	Equity 2019 £m	Income statement 2018 £m	Equity 2018 £m	Income statement 2019 £m	Equity 2019 £m	Income statement 2018 £m	Equity 2018 £m
Australian dollar	0.7	0.7	0.7	(0.9)	(0.8)	(0.9)	(0.9)	1.1
Danish krone	(1.4)	0.6	(0.1)	(1.0)	1.7	(0.8)	1.2	1.2
Euro	(0.1)	(1.7)	(2.1)	(1.4)	0.1	2.1	2.6	1.7
Canadian dollar	0.7	1.5	0.6	3.6	(0.9)	(1.9)	(0.7)	(4.4)
Swiss franc	—	(0.9)	—	(0.4)	—	1.1	—	0.5
US dollar	(0.1)	(0.3)	—	0.1	0.2	0.4	—	(0.1)
Just Eat’s sensitivity to fluctuations in foreign currencies is the result of increased activity in the foreign-owned subsidiaries which has led to a significant increase in foreign currency-denominated payables, receivables and intercompany transactions.
Interest rate sensitivity analysis
Just Eat’s interest rate risk arises primarily on cash and loans, all of which are at floating rates of interest and which therefore create exposure to cash flow interest rate risk. These floating rates are linked to LIBOR and other interest rate bases as appropriate to the instrument and currency. Future cash flows arising from these financial instruments depend on the interest periods agreed at the time of rollover. Just Eat’s policy permits the use of interest rate derivatives to manage the risks associated with movements in interest rates but no interest rate hedges were transacted during the year.
The sensitivity analysis has been determined based on the exposure to interest rates at the balance sheet date. For floating rate assets and liabilities, the analysis is prepared assuming the amount of asset/liability outstanding at the balance sheet date was outstanding for the whole year. A 1% increase or decrease in the interest rate is used when reporting interest rate risk internally to senior management and represents an assessment of the reasonably possible change in interest rates.
If interest rates had been 1% higher/lower and all other variables were held constant, there would be no significant impact on the profit before taxation or equity in the current or prior year.
b) Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. Just Eat’s exposure and the credit ratings of major counterparties is continuously monitored.
Trade receivables consist of amounts receivable from a large number of Restaurant Partners, spread across geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and credit guarantee insurance cover is purchased where appropriate. Credit risk is not considered to be a significant risk.
c) Liquidity risk management
Ultimate responsibility for liquidity risk management rests with the Board, which has established an appropriate liquidity risk framework for the management of Just Eat’s short, medium and long-term funding and liquidity management requirements. Liquidity risk is managed by maintaining adequate cash reserves, by continuously monitoring projected and actual cash flows, and by ensuring adequate borrowing facilities are available.
The following table details Just Eat’s remaining contractual maturity profile for financial liabilities and has been prepared based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that interest flows are a floating rate, the undiscounted amount is derived from interest rate curves at the balance sheet date. The contractual maturity is based on the earliest date on which Just Eat may be required to pay.
Expected maturity - financial liabilities	Weighted average effective interest rate %	Less than 1 year £m	1-2 years £m	2-5 years £m	5+ years £m	Total £m
As at 31 December 2019
Non-interest bearing	—	(193.2)	—	(4.6)	—	(197.8)
Variable interest rate instruments	1.5	(0.1)	—	(259.9)	—	(260.0)
		(193.3)	—	(264.5)	—	(457.8)
As at 31 December 2018
Non-interest bearing	—	(232.5)	—	(20.8)	—	(253.3)
Variable interest rate instruments	1.4	—	—	(102.4)	—	(102.4)
		(232.5)	—	(123.2)	—	(355.7)
The following table details Just Eat’s remaining contractual maturity profile for its financial assets and has been prepared based on the undiscounted contractual maturities of the financial assets, including interest that will be earned on those assets.
Expected maturity - financial assets	Weighted average effective interest rate %	Less than 1 month £m	1 month to 3 months £m	3 months to 1 year £m	1-5 years £m	5+ years £m	Total £m
As at 31 December 2019
Non-interest bearing	—	132.8	—	—	—	—	132.8
Fixed interest rate instruments	0.5	40.2	—	—	—	—	40.2
		173.0	—	—	—	—	173.0
As at 31 December 2018
Non-interest bearing	—	95.9	—	—	—	—	95.9
Fixed interest rate instruments	0.8	95.6	—	—	—	—	95.6
		191.5	—	—	—	—	191.5
Just Eat’s obligations are expected to be met from operating cash flows.
Derivative financial instruments and hedging
During the year, Just Eat entered into forward contracts totalling $65.8 million (2018: $61.2 million), to hedge highly probable forecasted US dollar-denominated operating costs. The mark-to-market value of these derivatives at 31 December 2019 was a liability of £1.0 million (2018: £0.3 million). No hedge accounting was applied in the current or prior year.
20. Financing arrangements and right-of-use lease assets
Accounting policy
IFRS16 was adopted on 1 January 2019 by applying the modified retrospective approach and therefore the comparative information has not been restated and is therefore presented in accordance with IAS17 Leases (“IAS17”).
Under IAS17, rentals payable under operating leases were charged to profit or loss evenly over the term of the relevant lease except where another more systematic basis was more representative of the time pattern in which economic benefits from the lease asset were consumed. Contingent rentals arising under operating leases were recognised as an expense in the period in which they are incurred.

An arrangement is accounted for as a lease where a contract gives the right to control an asset for longer than 12 months, in exchange for consideration, where substantially all of the economic benefits are obtained from the asset.
Under IFRS16, a lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the incremental borrowing rate. For all of the lease arrangements entered into, it was impracticable to calculate the interest rate implicit in the lease.
The right-of-use asset under IFRS16 is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset, less any lease incentives received.
Further details surrounding the implementation of IFRS16 are provided below.
Liabilities arising from financing activities
The table below details changes in liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Consolidated Cash Flow Statement as cash flows from financing activities.
	As at 31 December (restated1) 2018 £m	Cash flows £m	Arising on acquisition £m	Foreign exchange movements £m	Other non- cash movements £m	As at 31 December 2019 £m
Non-current
Revolving credit facility	(102.4)	(157.5)	—	—	—	(259.9)
Current
Other borrowings	(0.3)	0.4	(0.4)	—	0.2	(0.1)
Liabilities arising from financing activities	(102.7)	(157.1)	(0.4)	—	0.2	(260.0)
1.	Restated to deconsolidate Mexico, see Note 2.
	As at 31 December 2017 (restated1) £m	Cash flows £m	Transferred from trade and other receivables £m	Transferred to trade and other payables £m	Foreign exchange movements £m	Other non- cash movements £m	As at 31 December (restated1) 2018 £m
Non-current
Revolving credit facility	—	(105.0)	2.5	—	—	0.1	(102.4)
Other borrowings	(0.3)	—	—	0.3	—	—	—
Non-current borrowings	(0.3)	(105.0)	2.5	0.3	—	0.1	(102.4)
Current
Other borrowings	(0.4)	—	—	—	0.1	—	(0.3)
Liabilities arising from financing activities	(0.7)	(105.0)	2.5	0.3	0.1	0.1	(102.7)
1.	Restated to deconsolidate Mexico, see Note 2.
Revolving credit facility
At 31 December 2019, Just Eat had access to a committed £350 million RCF, expiring in November 2023. However, on 9 March 2020, the facility was amended and extended. The facility level was increased to £535 million, denominated in two tranches, £267.5 million and €307.6 million, and the term extended to 9 March 2025. The facility also includes an option to increase the facility by a further £200 million, (subject to bank credit committee approval) and an option to extend the facility by two further years (subject to bank credit committee approval). The facility is unsecured and contains common financial covenants. The financial covenants are tested on 30 June and 31 December each year and to date have been complied with at all measurement points.

Following the merger with Just Eat Takeaway.com N.V. there is a mechanism to add obligors from the wider Just Eat Takeaway.com N.V. Group to the facility. All approvals from the banks were given at the time of the amendments, subject to KYC and the acceding companies meeting the conditions of the RCF, with only internal Board and Works Council approvals required to finalise.
Subsequent to the year end, Just Eat received a capital injection of €350 million from its parent company, enabling the RCF to be fully paid down.
Lease arrangements
Implementation of IFRS16
Just Eat has applied the modified retrospective basis when adopting the standard, choosing the option to measure initial right-of-use assets as equal to the respective lease liabilities for all leases entered into before 1 January 2019.
Practical expedients taken were as follows:
•
The Group has a limited number of equipment leases, such as office photocopiers. The leases in this category are highly insignificant, with total annual charges of less than £0.1 million; hence no right-of-use lease asset or lease liability is recognised.

•	Initial direct costs have been excluded from the measurement of the right-of-use asset at the date of initial application.
The weighted average incremental borrowing rate applied to lease liabilities recognised on implementation was 5.4%.
A reconciliation between the operating lease commitments previously disclosed at 31 December 2018, discounted using the incremental borrowing rate at the date of initial application, and the liability recognised on initial adoption as at 1 January 2019 is set out below.
	Property £m	Motor vehicles £m	Total £m
Operating lease total commitments under IAS17 as at 31 December 2018 (restated1)	32.4	1.6	34.0
Impact of discounting lease commitment at the relevant incremental borrowing rate	(6.0)	(0.1)	(6.1)
	26.4	1.5	27.9
Difference between initial lease end dates and expected lease term end	10.0	0.5	10.5
Lease liability at implementation of IFRS16	36.4	2.0	38.4
1.	Restated to deconsolidate Mexico, see Note 2.
The impact of the change for the current year is provided below.
Income statement
Operating costs are broadly consistent, as a result of the lease expense of £9.3 million being replaced by depreciation of £8.6 million and finance costs on leased assets of £1.9 million in 2019.
Balance sheet
The adoption of IFRS16 had the impact of increasing net assets by £4.8 million at the commencement date, as a result of the release of deferred rent-free period credits. This has been taken directly to reserves, as can be seen in the Consolidated Statement of Changes in Equity.
As at 1 January 2019, a right-of-use asset of £38.8 million was recognised as a non-current asset, along with a lease liability of the same amount, £0.4 million of which is held in trade and other payables, reflecting the provision for property dilapidations.

Cash flow statement
Lease payments of £7.4 million have been reclassified from operating activities to financing activities. During the year, £1.5 million was received from landlords in respect of historical rent-free periods.
Carrying value of right-of-use assets
	Property £m	Motor vehicles £m	Total £m
Cost
As at 31 December 2018	—	—	—
Adoption of IFRS16	36.8	2.0	38.8
Additions	—	1.0	1.0
Arising on acquisition	0.9	0.2	1.1
Disposals	(0.1)	(0.1)	(0.2)
Foreign exchange movements	(0.4)	(0.1)	(0.5)
As at 31 December 2019	37.2	3.0	40.2
Accumulated depreciation
As at 31 December 2018	—	—	—
Charge for the year	7.5	1.1	8.6
Disposals	(0.1)	(0.1)	(0.2)
Foreign exchange movements	(0.1)	—	(0.1)
As at 31 December 2019	7.3	1.0	8.3
Carrying amount
As at 31 December 2019	29.9	2.0	31.9
As at 31 December 2018	—	—	—
Carrying value of lease liabilities
	Property £m	Motor vehicles £m	Total £m
Lease liability
As at 31 December 2018	—	—	—
Adoption of IFRS16[1]	36.4	2.0	38.4
Additions	—	1.0	1.0
Arising on acquisition	0.9	0.2	1.1
Disposals	—	(0.2)	(0.2)
Cash payments	(8.2)	(1.1)	(9.3)
Interest charges	1.9	—	1.9
Foreign exchange movements	(0.1)	(0.1)	(0.2)
As at 31 December 2019	30.9	1.8	32.7
1.	On adoption of IFRS16, a provision for future property dilapidation charges of £0.4 million was held in trade and other payables.
	Property £m	Motor vehicles £m	Total £m
Undiscounted lease liabilities
Less than one year	8.1	1.0	9.1
One to five years	22.3	1.0	23.3
More than five years	5.1	—	5.1
As at 31 December 2019	35.5	2.0	37.5

Off balance sheet lease arrangements
Just Eat may enter into leasing arrangements for assets of low value or where the lease term is less than 12 months. These arrangements are insignificant and no further disclosures are required.
21. Capital and reserves
Share capital
Share capital is the number of shares in issue at their nominal value. In the current year, this increased due to the exercise of employee share awards.
Ordinary shares have a nominal value of £0.01 each, are issued, allotted, called up, fully paid and entitle the holders to receive notice, attend, speak and vote at general meetings. Holders of Ordinary shares are entitled to distributions of available profits pro rata to their respective holdings of shares.
	2019		2018
	Number of Ordinary shares	Total £m	Number of Ordinary shares	Total £m
As at beginning of year	681,042,382	6.8	679,954,152	6.8
Arising on the exercise of share awards	2,037,145	—	1,088,230	—
As at end of year	683,079,527	6.8	681,042,382	6.8
Share premium
Share premium is the amount received by a company for a share issue which exceeds the nominal value. In the current year, this increased due to the exercise of employee share awards.
Retained earnings
Retained earnings are the net earnings not paid out as dividends, but retained to be reinvested. The Company’s retained earnings reserve as at 31 December 2019 was £24.0 million (2018: £35.8 million.
Dividends payable to the holders of the Company’s Ordinary shares are recognised when they have been appropriately authorised. No dividend has been paid or recommended by the Directors for the year.
See Note 25 for events subsequent to the year end which impact on retained earnings.
Translation reserve
Exchange differences relating to the translation of the net assets, income and expenses of foreign operations, from their functional currency into Just Eat’s reporting currency, being pound sterling, are recognised directly in the translation reserve.
Other reserves
	Revaluation reserve £m	Merger reserve £m	Treasury share reserve £m	Cash flow hedging reserve £m	Total £m
As at 1 January 2018	0.1	1.9	(7.1)	(0.1)	(5.2)
Exercise of share awards	—	—	(0.8)	—	(0.8)
As at 31 December 2018	0.1	1.9	(7.9)	(0.1)	(6.0)
Exercise of share awards	—	—	1.1	—	1.1
Reclassification	(0.1)	—	—	0.1	—
As at 31 December 2019	—	1.9	(6.8)	—	(4.9)
Merger reserve
In July 2009 a Group reorganisation was undertaken. Under this reorganisation, Ordinary shares were issued and cancelled and Preference A shares were issued. This was treated as a common control transaction under IFRS as the ultimate shareholders and their relative rights were the same before and afterwards. The merger reserve represents the difference between the nominal value of the shares issued and the nominal value of the shares on the Group reorganisation in July 2009.
Treasury shares reserve
The treasury shares reserve arose when equity share capital was issued under the JSOP and the SIP, which are held in Employee Benefit Trusts (“EBTs”). See Note 6 for more information on the JSOP and the SIP.
22. Non-controlling interest
Accounting policy
Non-controlling interest (“NCI”) in the net assets of consolidated subsidiaries is identified separately from the equity therein. NCI consists of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the acquisition date of the combination.
Carrying value of NCI
	2019 £m	2018 (restated1) £m
As at beginning of year	1.8	1.2
NCI share of loss after tax	0.4	0.6
As at end of year	2.2	1.8
1.	Restated to deconsolidate Mexico.
Just Eat has one business with a non-controlling interest at 31 December 2019, FBA Invest SaS (“FBAI”). The NCI portion in FBAI was 20% (2018: 20%).
The following tables set out the summary consolidated financial information of FBAI:
	2019 £m	2018 £m
Income statement
Revenue	42.6	37.1
Profit after tax	2.5	3.0
NCI share of profit after tax	0.4	0.6
	2019 £m	2018 £m
Balance sheet
Cash	20.8	23.0
Other current assets	2.5	2.4
Total current assets	23.3	25.4
Non-current assets	2.6	0.9
Total assets	25.9	26.3
Current liabilities	(15.2)	(17.1)
Total liabilities	(15.2)	(17.1)
Net assets	10.8	9.2
NCI	2.2	1.8
23. Acquisitions
Accounting policy
Business combinations are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control of the acquiree. For each business combination, Just Eat elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.
Acquisition-related costs are recognised in profit or loss as incurred. Acquisition costs paid on behalf of the vendor are included in the fair value of consideration transferred.
When the consideration for the acquisition includes an asset or liability resulting from a contingent consideration arrangement that is unrelated to future employment, the contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in the business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Otherwise they are recorded in profit or loss. Where the contingent consideration is dependent on future employment, it is instead recognised as an expense over the relevant timespan in the income statement rather than as part of consideration for the business combination and is recognised within net cash from operating activities in the cash flow statement.
The acquiree’s identifiable assets, liabilities and contingent liabilities are generally recognised at their fair value at the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, provisional amounts are reported for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (up to 12 months from the date of acquisition). Additional assets or liabilities are recognised to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.
When a business combination is achieved in stages, the previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date control is obtained) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.
In 2019 Just Eat completed the acquisitions of City Pantry, Practi and Canary Flash, which are held at provisional values. During 2018, Hungryhouse was acquired and the accounting finalised, with Flyt being acquired in 2018 and accounted for on a provisional basis until H2 2019.
Acquisitions in 2019
	City Pantry £m	Practi £m	Canary Flash £m	Total £m
Goodwill	14.1	6.0	0.8	20.9
Intangible assets - Restaurant contracts	7.1	—	—	7.1
Intangible assets - Brands	1.1	—	—	1.1
Intangible assets - Intellectual property	5.3	7.7	—	13.0
Right-of-use lease asset	0.2	0.9	—	1.1
Trade and other receivables	1.3	0.2	—	1.5
Current tax assets	0.4	—	—	0.4
Cash	—	—	0.2	0.2
Trade and other payables	(2.2)	(0.5)	—	(2.7)
Lease liabilities	(0.2)	(0.9)	—	(1.1)
Borrowings	—	(0.4)	—	(0.4)
Deferred tax in respect of losses and intangible assets	(1.6)	(1.8)	—	(3.4)
Total consideration	25.5	11.2	1.0	37.7
Initial cash consideration	15.8	6.1	1.0	22.9
Contingent consideration paid	—	1.9	—	1.9
Contingent consideration unpaid	9.7	3.2	—	12.9
Total consideration	25.5	11.2	1.0	37.7

	City Pantry £m	Practi £m	Canary Flash £m	Total £m
Net cash outflow arising on acquisition
Cash consideration	(15.8)	(8.0)	(1.0)	(24.8)
Cash acquired	—	—	0.2	0.2
Net cash outflow	(15.8)	(8.0)	(0.8)	(24.6)
Contribution since control obtained
Revenue	1.7	0.5	0.2	2.4
Loss for the year	(4.9)	(4.5)	—	(9.4)
Had the current-year acquisitions been completed on 1 January 2019, revenue for the Group for 2019 would have been £999.8 million, while the loss for the year would have been £159.3 million, in each case based on the results of operations of the respective businesses. These amounts have not been adjusted for any additional depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from 1 January 2019. Such figures are not intended to represent or be indicative of the Group’s results of operations or financial condition that would have been reported had the acquisitions been completed as of 1 January 2019 and should not be taken as indicative of the Group’s future results of operations or financial condition.
Net cash on acquisition of subsidiary businesses in 2019
£m
Deferred consideration payments made in respect of Flyt	(33.3)
Deferred consideration payments made in respect of Hungryhouse	(23.3)
Deferred consideration payments made in respect of SkipTheDishes	(20.0)
Cash payments made in respect of prior year acquisitions	(76.6)
Net cash outflow on current year acquisitions	(24.6)
Net cash on acquisition of subsidiary businesses	(101.2)
Acquisition of City Pantry
In July 2019 Just Eat acquired 100% of the share capital of City Pantry for an initial cash payment of £15.8 million, using existing resources. Deferred consideration is payable to the founders and former employee shareholders over the three years following the acquisition, with a provisional estimate of £9.7 million (discounted) included in the calculation of total consideration. This deferred consideration is based on the expected achievement of all targets, which takes the anticipated payments to the maximum required by the purchase agreement of £10.4 million (undiscounted). City Pantry is Europe’s leading business-to-business catering marketplace, linking caterers and restaurants with corporate consumers providing food for their employees or clients. This acquisition was added to the UK CGU.
Subsequent to the year end, the share capital of the Company was purchased as part of the merger with Takeaway.com N.V., triggering change of control clauses in the purchase agreement which resulted in the payment in full of the deferred consideration in 2020.
Acquisition of Practi
On 5 April 2019, the Group acquired 100% of the share capital of Practi for an initial cash outlay of £6.1 million. Deferred consideration is payable to the founders over up to three years following the acquisition, with a provisional estimate of £5.1 million (discounted, £7.5 million undiscounted) compared to a maximum payment of £8.0 million (undiscounted). This acquisition was added to the UK CGU.
Practi is a holistic, tablet based software as a service (“SaaS”) retail solution for small to medium-sized restaurant chains. This allows the user to control many aspects of running a business through one software package which can be used across multiple devices, allowing for front and back of house (kitchen) connectivity to the system. The SaaS services that Practi provides include: Point of Sale (“POS”); payment handling (including credit card payments); CRM; table management; inventory management; kitchen operations; and employee management. Practi predominantly operates in the UK and Israel.

Practi’s software will significantly expand the functionality of the technology Just Eat offers to its Restaurant Partners. Practi will play a significant part in transforming the role Just Eat plays within restaurant operations. Through Practi, Just Eat can start to bridge restaurants’ online and offline operations, replace cash tills with an electronic POS system and provide the software tools for Restaurant Partners to optimise their businesses. It will also be an enabler for Restaurant Partner-driven dynamic pricing and promotions.
As for City Pantry, the merger with Takeaway.com N.V. triggered change of control clauses in the purchase agreement, resulting in the deferred consideration being paid up to the maximum amount and in full in 2020.
Acquisitions in 2018
	Hungryhouse[1] £m	Flyt[2,3] £m	Total £m
Goodwill	201.0	35.6	236.6
Intangible assets - Restaurant contracts	39.4	—	39.4
Intangible assets – Development costs	—	10.8	10.8
Trade and other receivables	0.1	0.9	1.0
Cash	7.9	—	7.9
Trade and other payables	(8.5)	(0.4)	(8.9)
Provisions	(0.2)	—	(0.2)
Deferred tax in respect of losses and intangible assets	(0.2)	(0.1)	(0.3)
Total consideration	239.5	46.8	286.3
Initial cash consideration	216.0	21.8	237.8
Contingent consideration unpaid	23.5	20.8	44.3
Fair value of shareholding at the point control obtained	—	4.2	4.2
Total consideration	239.5	46.8	286.3
Net cash outflow arising on acquisition
Cash consideration	216.0	21.8	237.8
Cash acquired	(7.9)	—	(7.9)
Net cash outflow	208.1	21.8	229.9
Contribution since control obtained
Revenue	n/a	n/a	n/a
Loss for the year	n/a	n/a	n/a
1.
Immediately after acquisition, the Hungryhouse consumers and Restaurant Partners were transferred on to the Just Eat UK ordering platform. The Hungryhouse platform ceased operating on 22 May 2018. Because of this, it is not possible to track Hungryhouse’s total contribution to Just Eat’s results since the date of acquisition, as information is only available in respect of orders placed directly through the Hungryhouse platform, which would exclude orders from Hungyhouse consumers that had transferred on to the Just Eat platform.

2.
Due to the limited amount of time since the acquisition of Flyt, on 31 December 2018, the acquisition accounting was provisional as at 31 December 2018. This included the valuation of the acquired intangible assets as some of the inputs to the valuation models are based on estimates.

3.
As the Flyt business was acquired on 22 December 2018, there was no significant contribution to Just Eat’s revenue or profits during the year ended 31 December 2018. Had the acquisition completed on 1 January 2018, revenue for the Group for 2018 would have been £998.5 million, while the loss for the year would have been £163.7 million, in each case based on the results of operations of Flyt. These amounts have not been adjusted for any additional depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from 1 January 2018. Such figures are not intended to represent or be indicative of the Group’s results of operations or financial condition that would have been reported had the acquisition been completed as of 1 January 2018 and should not be taken as indicative of the Group’s future results of operations or financial condition.

The provisional acquisition accounting applied to Flyt in the year ended 31 December 2018 was updated to the final position presented below in the year ended 31 December 2019.
	Provisional accounting £m	Fair value adjustments £m	Final position £m
Goodwill	35.6	(1.6)	34.0
Intangible assets - Development costs	10.8	2.1	12.9
Trade and other receivables	0.9	0.5	1.4
Trade and other payables	(0.4)	(0.6)	(1.0)
Deferred tax liabilities in respect of the intangible assets	(1.8)	(0.4)	(2.2)
Deferred tax asset in respect of losses	1.7	—	1.7
Total consideration	46.8	—	46.8

Cash consideration	21.8	—	21.8
Contingent consideration	20.8	—	20.8
Fair value of shareholding at the point control was obtained	4.2	—	4.2
Total consideration	46.8	—	46.8
Net cash on acquisition of subsidiary businesses in 2018
	Hungryhouse £m	Flyt £m	Total £m
Net cash outflow	208.1	21.8	229.9
Cash payments made in prior periods	(6.0)	—	(6.0)
	202.1	21.8	223.9
Net cash outflow on current year acquisitions			28.6
Net cash on acquisition of subsidiary businesses			252.5
Acquisition of Hungryhouse
On 15 December 2016, Just Eat announced the agreement to acquire 100% of the share capital of Hungryhouse from Delivery Hero Holding GmbH. Approval from the CMA was obtained on 16 November 2017 and completion of the acquisition occurred on 31 January 2018 for consideration totalling £239.5 million.
Funding for the acquisition was obtained from both existing cash reserves and a draw down on the RCF. Deferred consideration of £23.5 million was paid on 31 January 2019.
The acquisition of Hungryhouse, an online food company operating solely in the UK with a comparable business model to Just Eat, was consistent with Just Eat’s strategic ambition for growth and increased market presence.
The acquisition created an enlarged consumer base for Restaurant Partners to access, whilst increasing the breadth of choice on offer to UK consumers through the Just Eat platform. The combination of the two businesses also generated compelling economic benefits of scale, with high operating leverage expected to drive material synergies post integration. Goodwill was attributable to the future growth of the acquired business, through expansion of the Hungryhouse networks of Restaurant Partners, the number of orders per restaurant, and the anticipated future operational synergies. In addition, the goodwill balance represented the value of the consumer bases and assembled workforce, which did not meet the recognition criteria of an intangible asset. None of the goodwill was treated as deductible for tax purposes. No brand asset was recognised on acquisition of Hungryhouse, given that the brand was number two behind Just Eat and there would have been little incentive for any market participant to have acquired the Hungryhouse brand itself.
Acquisition of Flyt
On 22 December 2018, Just Eat acquired 92% of the share capital of Flyt for an initial cash outlay of £21.8 million with an estimated earnout to the founders and previous owners of £20.8 million, payable over three years, with the actual amount contingent upon certain revenue and profit targets being met in that three year window. Just Eat acquired an 8% shareholding in Flyt in September 2016 for £3.5 million, which was treated as an investment prior to the acquisition of the remaining shareholding. At the point control was obtained, the fair value of the 8% investment was £4.2 million, the difference to the carrying value of £3.5 million was included in other gains and losses.
The core Flyt application is middleware that connects a restaurant’s point of sale terminal to third party applications, such as the Just Eat platform. This enables orders and payments to be made directly from the third party applications to the point of sale terminals. Flyt works with some of the UK’s largest branded restaurant groups and Just Eat.
The acquisition of Flyt created in-house point of sale integration expertise which improved Just Eat’s platform and created a more attractive solution to large branded restaurant groups.
Goodwill arising represented the anticipated operational benefits and improvements to Just Eat’s commercial offering. In addition, the goodwill balance represented the value of the consumer bases and assembled workforce, which do not meet the recognition criteria of an intangible asset. None of the goodwill was treated as deductible for tax purposes.
24. Related party transactions
Compensation of key management personnel
Key management personnel comprises members of the Board and the Executive Team. Key management personnel compensation is shown in the table below:
	2019 £m	2018 £m
Short-term employee benefits	5.8	8.2
Post-employment pension	—	0.1
Termination benefits	0.8	1.0
Share based compensation	3.1	2.7
Total compensation of key management personnel	9.7	12.0
Key management personnel’s interests in the PSP, the JSOP and the EMI Scheme
The outstanding share options and awards held by key management personnel are summarised below:
Year of issue	2019 Number (‘000)	2018 Number (‘000)	Vesting date	Weighted average threshold/ exercise price (pence)
2013	105	408	Up to July 2016	49.9
2015	90	159	Up to May 2018	—
2016	213	463	Up to December 2019	—
2017	322	647	Up to September 2020	—
2018	434	833	Up to September 2021	—
2019	564	—	Up to September 2022	—
	1,728	2,510
Refer to Note 6 for further details about the PSP, the JSOP and the EMI Scheme.
Other transactions with related parties
Funding to Just Eat associates and joint ventures in the year totalled £103.7 million (2018: £41.8 million).
The related party transactions in the year other than the employment of key management personnel. No amounts were owed by and to related parties at the balance sheet date.

25. Events after the balance sheet date
On 31 January 2020 the proposed combination of Takeaway.com and Just Eat plc became wholly unconditional, resulting in the purchase of the share capital of Just Eat plc. Subsequently, Just Eat plc delisted from the London Stock Exchange and changed its name to Just Eat Limited. This is considered to be a non-adjusting post balance sheet event and resulted in bankers’ fees contingent on the deal completing of £65.6 million. On 15 April 2020, the UK Competition and Markets Authority lifted the hold separate order which had previously been issued and on 23 April 2020 gave its full clearance.
The purchase of the Company’s share capital triggered certain matters, including:
•	the acceleration of deferred consideration payments in relation to City Pantry and Practi of £12.1 million;
•
cessation of the Just Eat Limited share option schemes. Existing options vested in proportion to the vesting period to date, resulting in no additional charge to the income statement in 2020. The unvested portions transferred to the new parent company’s schemes; and

•	the requirement to obtain waivers from the RCF syndicate banks for the change in control, which were obtained prior to 31 January 2020.
In March 2020 the RCF was amended and extended. The facility level was increased to £535 million, denominated in two tranches, £267.5 million and €307.6 million, and the term extended to 9 March 2025. The facility also includes an accordion option to increase the facility by a further £200 million.
Subsequent to the year end, Just Eat received a capital injection of €350 million from Just Eat’s parent company, enabling the RCF to be fully paid down.
Impairment assessments for the year ended 31 December 2019 are based on the plans in place for the business at that date and do not reflect any decisions made by management of the new parent company. Subsequent to the completion of the Group’s impairment assessment of its interest in ECAC as at 31 December 2019, Just Eat has concluded that there are further indicators of impairment considering the competitive market and as a result it is probable that the carrying value of the Group’s interest amounting to £6.8 million will be impaired.
The onset of the COVID-19 pandemic during the first quarter of 2020 and the ensuing quarantine introduced by governments across Just Eat’s markets has had an impact on Just Eat’s business. However, the online food delivery sector remained resilient, relative to other sectors. After some initial disruption, overall business performance remains in line with expectations. During this period of disruption and uncertainty Just Eat has committed to supporting consumers, Restaurant Partners, couriers and people as the spread of the virus continued to impact communities across the world. Just Eat introduced contact-free delivery for all orders across Just Eat’s network, to ensure consumers receive their food deliveries safely, as well as a range of support packages to help Just Eat’s Restaurant Partners during this difficult time. This is considered to be a non-adjusting post balance sheet event as the outbreak was largely confined to China at the year end.
26. Ultimate controlling party
As at 31 December 2019, there was no controlling party of the Company. Following the acquisition of the Company on 31 January 2020 and subsequent approval by the CMA on 15 April 2020, the ultimate parent company is Just Eat Takeaway.com N.V., a company incorporated in the Netherlands. The registered address of Just Eat Takeaway.com N.V. is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. Just Eat Takeaway.com N.V. does not have a majority shareholder.

Annex A-1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

Dated as of June 10, 2020

by and among

GRUBHUB INC.,

CHECKERS MERGER SUB I, INC.,

CHECKERS MERGER SUB II, INC.

and

JUST EAT TAKEAWAY.COM N.V.

A-1-i

TABLE OF CONTENTS(CONT’D)
A-1-ii

TABLE OF CONTENTS(CONT’D)
A-1-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of June 10, 2020 (this “Agreement”), is entered into by and among Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub, the “Merger Subs”), and Grubhub Inc., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.13.
W I T N E S S E T H
WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub shall be merged with and into the Company (such merger, the “Initial Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) with the Company as the surviving corporation in the Initial Merger (the “Initial Surviving Company”) and (ii) immediately following the Initial Merger, the Initial Surviving Company shall be merged with and into Merger Sub II (such merger, the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”) in accordance with the DGCL with Merger Sub II as the surviving corporation in the Subsequent Merger;
WHEREAS, the board of directors of the Company has (i) determined that it is fair to and in the best interest of the Company and its stockholders, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers; (ii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, including the Mergers; (iii) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement; and (iv) directed that this Agreement be submitted to the holders of shares of Company Common Stock for adoption;
WHEREAS, the Management Board of Parent has (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers and the issuance of American depositary shares of Parent (“Parent ADSs”) in accordance with the Deposit Agreement, with each Parent ADS representing one Parent Ordinary Share, and the underlying Parent Ordinary Shares contemplated hereby; (ii) adopted this Agreement and approved the execution, delivery and performance by Parent of this Agreement and the Transactions, including the Merger and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby, subject to obtaining the Parent Shareholder Approval; and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization (such resolutions, the “Parent Management Board Resolutions”);
WHEREAS, the Supervisory Board of Parent has (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby, (ii) approved the Parent Management Board Resolutions, and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization;
WHEREAS, the board of directors of each Merger Sub has (i) determined that it is fair to and in the best interest of such Merger Sub and Parent (as its sole stockholder), and declared it advisable, that such Merger Sub enter into this Agreement and consummate the transactions contemplated hereby; (ii) adopted this Agreement and approved the execution, delivery and performance by such Merger Sub of this Agreement and the transactions contemplated hereby, including the applicable Mergers; (iii) resolved to recommend that Parent (as its sole stockholder) adopt this Agreement; and (iv) directed that this Agreement be submitted to Parent (as its sole stockholder) for adoption;
WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that (i) the Initial Merger and Subsequent Merger be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986 (the “Code”), and the regulations promulgated thereunder, (ii) the Mergers will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee
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shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)), (iii) Parent, Merger Sub II and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iv) this Agreement will constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of United States Treasury Regulations Section 1.368-2(g) (clauses (i) through (iv) collectively, the “Intended Tax Treatment”);
WHEREAS, as a condition to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company and Mr. Jitse Groen (the “Parent Shareholder”) are entering into a voting agreement (the “Parent Support Agreement”) pursuant to which the Parent Shareholder is agreeing, among other things to vote his Parent Ordinary Shares in favor of the Parent Shareholder Approval and the Pre-Emptive Rights Authorization, and to take certain other actions in furtherance of the transactions contemplated by this Agreement, in each case, subject to the terms and conditions of the Parent Support Agreement; and
WHEREAS, Parent, Merger Sub, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub, Merger Sub II and the Company hereby agree as follows:
ARTICLE I

THE MERGERS
Section 1.1 The Mergers.
(a) Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Initial Merger, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Section 1.5. The Initial Merger shall have the effects specified in the DGCL.
(b) Immediately following the Initial Merger, upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the Initial Surviving Company shall be merged with and into Merger Sub II and the separate corporate existence of the Initial Surviving Company shall thereupon cease. Merger Sub II shall be the surviving company in the Subsequent Merger (the “Final Surviving Company”), and the separate company existence of Merger Sub II with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Subsequent Merger, except as set forth in Section 1.5. The Subsequent Merger shall have the effects specified in the DGCL.
Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place either (at the election of the Company) (1) at the offices of Kirkland & Ellis LLP (“Kirkland”), 601 Lexington Avenue, New York, New York 10022, or (2) remotely by exchange of documents and signatures (or their electronic counterparts), in each case, at 10:00 a.m. (New York City time) on the date that is three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or such other date, time or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Initial Merger (the “First Certificate of Merger”). The Merger shall become effective upon the filing of the First Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the First Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “First
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Effective Time”). Immediately following the First Effective Time, subject to the provisions of this Agreement, the Initial Surviving Company and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Subsequent Merger (the “Second Certificate of Merger”). The Subsequent Merger shall become effective upon the filing of the Second Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Second Certificate of Merger (the time at which the Subsequent Merger becomes effective is herein referred to as the “Second Effective Time”).
Section 1.4 Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Initial Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Initial Surviving Company and (b) at the Second Effective Time, all the properties, rights, privileges, powers and franchise of the Initial Surviving Company and Merger Sub II shall vest in the Final Surviving Company, and all debts, liabilities and duties of the Initial Surviving Company and Merger Sub II shall become the debts, liabilities and duties of the Final Surviving Company.
Section 1.5 Certificate of Incorporation and By-laws.
(a) At the First Effective Time, the certificate of incorporation of the Initial Surviving Company shall be amended and restated so as to read in its entirety as the certificate of incorporation of Merger Sub in effect immediately prior to the First Effective Time, except that references to the name of Merger Sub shall be replaced by the name of the Initial Surviving Company and references to the incorporator shall be removed (the “Initial Certificate of Incorporation”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.
(b) At the First Effective Time, the bylaws of the Initial Surviving Company shall be amended and restated so as to read in their entirety as the bylaws of Merger Sub in effect immediately prior to the First Effective Time, except that references to the name of Merger Sub shall be replaced by the name of the Initial Surviving Company (the “Initial Bylaws”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.
(c) At the Second Effective Time, the certificate of incorporation of Merger Sub II as in effect immediately prior to the Second Effective Time shall continue to be the certificate of incorporation of the Final Surviving Company, except that references to the name of Merger Sub II shall be replaced by the name of the Initial Surviving Company and references to the incorporator shall be removed (the “Final Certificate of Incorporation”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.
(d) At the Second Effective Time, the bylaws of Merger Sub II as in effect immediately prior to the Second Effective Time shall continue to be the bylaws of the Final Surviving Company, except that references to the name of Merger Sub II shall be replaced by the name of the Initial Surviving Company (the “Final Bylaws”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.
Section 1.6 Directors and Officers of the Initial Surviving Company and Final Surviving Company.
(a) The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the First Effective Time shall, from and after the First Effective Time, be the directors of the Initial Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Initial Certificate of Incorporation and Initial Bylaws.
(b) The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the First Effective Time shall, from and after the First Effective Time, be the officers of the Initial Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Initial Certificate of Incorporation and the Initial Bylaws.
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(c) The parties hereto shall take all actions necessary so that the directors of Merger Sub II immediately prior to the First Effective Time shall, from and after the Second Effective Time, be the directors of the Final Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Final Certificate of Incorporation and Final Bylaws.
(d) The parties hereto shall take all actions necessary so that the officers of the Initial Surviving Company immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the officers of the Final Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Final Certificate of Incorporation and the Final Bylaws.
Section 1.7 Parent Governance Matters.
(a) Subject to applicable Law, obtaining the necessary Board Nominee Approval and such individuals’ continued service as directors on the Company Board immediately prior to the First Effective Time, Parent shall take all actions as are necessary to cause, effective as of the First Effective Time, (i) the size of the Supervisory Board of Parent to be increased by two supervisory directors and (ii) two individuals who served as directors on the Company Board at the time of the designation by the Company in accordance with Section 1.7(c) (the “Supervisory Board Nominees”) to be appointed as supervisory directors of Parent upon a binding nomination.
(b) Subject to applicable Law, obtaining the necessary Board Nominee Approval and such individual’s continued service as a director on the Company Board immediately prior to the First Effective Time, Parent shall take all actions as are necessary to cause, effective as of the First Effective Time, (i) the size of the Management Board of Parent to be increased by one managing director and (ii) one individual who served as a director on the Company Board at the time of the designation by the Company in accordance with Section 1.7(c) (the “Management Board Nominee”) to be appointed as managing directors of Parent upon a binding nomination.
(c) The Supervisory Board Nominees and the Management Board Nominee shall be designated by the Company in writing no later than the five (5) Business Days prior to the date of publication of the Parent Circular, following consultation between Parent and the Company regarding appropriate candidates for appointment to the Parent Boards, and the Company shall consider in good faith input reasonably provided by Parent, taking into account applicable Law and Parent’s corporate governance policies. Parent shall not be required to take any actions that would result in the resignation of members from, or the appointment of any persons other than the Supervisory Board Nominees and the Management Board Nominee, to the applicable Parent Board.
(d) The Company shall, as promptly as reasonably practicable upon written request by Parent, and in any event no later than ten (10) Business Days following such request, make available to Parent all information and documentation relating to the Management Board Nominee that is reasonably necessary or desirable to obtaining a positive assessment from De Nederlandsche Bank of the integrity (betrouwbaarheid) of the Management Board Nominee, as required under the FMSA for a managing director of Parent, being a holder of qualifying holding in Takeaway.com Payments B.V.
ARTICLE II

EFFECT OF THE MERGERS ON CAPITAL STOCK
Section 2.1 Initial Merger Effect on Capital Stock. At the First Effective Time, by virtue of the Initial Merger and without any action on the part of the holder of any shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Parent or either Merger Sub:
(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Initial Surviving Company (“Initial Surviving Company Stock”).
(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by
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Parent, Merger Sub, Merger Sub II or any other direct or indirect wholly owned subsidiary of Parent (collectively, the “Excluded Shares”), shall be automatically cancelled and retired, and shall cease to exist and no consideration shall be delivered in exchange therefor.
(c) Conversion of Company Common Stock.
(i) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than the Excluded Shares) (collectively, the “Shares”) shall be converted into and become one (1) share of Initial Surviving Company Stock, and each such share of Initial Surviving Company Stock shall immediately thereafter be automatically exchanged for (A) 0.6710 (the “Exchange Ratio”) Parent ADSs duly and validly issued against the deposit of the requisite number of underlying Parent Ordinary Shares in accordance with the Deposit Agreement (the “Merger Consideration”) in accordance with Section 2.3(a), (B) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax). At the First Effective Time, the Initial Surviving Company shall deliver to the Exchange Agent, solely for the account and benefit of the former holders of Shares, a number of shares of Initial Surviving Company Stock equal to the number of Shares outstanding immediately prior to the First Effective Time.
(ii) At the First Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares and any Shares held in book-entry form (“Book-Entry Shares”) shall thereafter represent only the right to receive one (1) share of Initial Surviving Company Stock in accordance with Section 2.1(c)(i) and, upon the automatic exchange in accordance with Section 2.3(a), (A) the Merger Consideration, (B) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax).
(d) Appraisal Rights / Dissenting Shares. In accordance with Section 262(b) of the DGCL, no appraisal rights will be available to holders of Company Common Stock in connection with the Initial Merger.
Section 2.2 Subsequent Merger Effect on Capital Stock. At the Second Effective Time, each share of Initial Surviving Company Stock issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist and no consideration shall be paid or payable in respect thereof and each share of common stock, par value $0.0001 per share, of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Final Surviving Company.
Section 2.3 Exchange of Certificates.
(a) Exchange Agent; Contribution in Kind. Prior to the First Effective Time, Parent shall designate a bank or trust company located in New York City selected by Parent and acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with this Article II and enter into an agreement acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) with the Exchange Agent relating to the services to be performed by the Exchange Agent. Immediately following the First Effective Time and prior to the Second Effective Time, and in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), Parent shall cause the Exchange Agent, acting solely in its capacity as exchange agent hereunder, to contribute, for the account and benefit of the former holders of Shares, all of the issued and outstanding shares of Initial Surviving Company Stock that were issued to the Exchange Agent for the account and benefit of the former holders of Shares pursuant to Section 2.1(c)(i) to Parent as a contribution in kind (inbreng op aandelen anders dan in geld). In consideration of this contribution in kind, at the First Effective Time and prior to the Second Effective Time, Parent shall, subject to Section 2.6, (i) issue (uitgeven) and deliver (leveren) to the Exchange Agent for immediate delivery to the Depositary Bank or its nominee, solely in its capacity as such, a number of validly issued, fully paid and non-assessable Parent Ordinary Shares equal to the number of Parent ADSs issuable pursuant to Section 2.1(c) and (ii) cause to be issued and delivered, upon delivery of the foregoing Parent Ordinary Shares by the Exchange Agent to the Depositary Bank or its nominee, to the Exchange Agent for the account and benefit of the former holders of Shares (A) receipts representing the Parent ADSs issuable pursuant
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to Section 2.1(c) (or make appropriate alternative arrangements if uncertificated Parent ADSs represented by a book-entry will be issued), (B) cash in an amount sufficient to make all requisite payments of (x) cash in lieu of fractional shares pursuant to Section 2.3(e) and (y) dividends or other distributions to which such holders are entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax) (such Parent ADSs and cash amounts so made available to the Exchange Agent are referred to collectively as the “Exchange Fund”). The cash portion of the Exchange Fund shall, pending its disbursement to such holders, be invested by the Exchange Agent as directed by Parent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Exchange Agent for purposes of paying amounts payable in accordance with this Article II. No investment by the Exchange Agent of the cash portion of the Exchange Fund shall relieve Parent, the Initial Surviving Company, the Final Surviving Company or the Exchange Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.3(a). No investment by the Exchange Agent of the cash portion of the Exchange Fund shall have maturities that could prevent or delay payments being made pursuant to this Agreement. Following the First Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, additional cash in an amount sufficient to pay (A) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax).
(b) Exchange Procedures. As soon as practicable after the First Effective Time (and in no event later than five (5) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Shares which were converted pursuant to Section 2.1(c)(i) into the Merger Consideration: (i) a letter of transmittal in customary form (which, in the case of Shares represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f) to the Exchange Agent), such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f)) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares to the Exchange Agent in accordance with the terms of the letter of transmittal duly executed, the holder of a Share which was converted pursuant to Section 2.1(c)(i) into the Merger Consideration shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Merger Consideration, together with (x) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (y) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax), for each Share surrendered, and any Certificates surrendered shall forthwith be cancelled. Unless requested otherwise by the Company, the Parent ADSs to be delivered as Merger Consideration shall be eligible for settlement through The Depository Trust Company (“DTC”) and issued in uncertificated book-entry form through the procedures of DTC to such account as specified in the preceding sentence, unless a physical Parent ADS is requested or otherwise required by applicable Law, in which case Parent shall cause the Exchange Agent to promptly send such receipt representing such Parent ADSs to such holder. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.
(c) Distributions with Respect to Unexchanged Parent ADSs. All Parent ADSs (and the underlying Parent Ordinary Shares) to be issued as the Merger Consideration shall be deemed issued and outstanding as of the First Effective Time; provided that no dividends or other distributions declared or made after the First Effective Time with respect to Parent Ordinary Shares or Parent ADSs with a record date after the First Effective
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Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent ADSs to be issued in exchange therefor, and no cash payment in lieu of any fractional shares will be paid to any such holder pursuant to Section 2.3(e), until the holder of such Certificate or Book-Entry Share surrenders such Certificate or Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share representing whole Parent ADSs issued in exchange therefor will be paid, without interest (subject to any applicable withholding Tax), (i) promptly, the amount of dividends or other distributions with a record date after the First Effective Time and theretofore paid with respect to such whole Parent ADS and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the First Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent ADS.
(d) Transfer Books; No Further Ownership Rights in Company Stock. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Initial Surviving Company or Final Surviving Company, as applicable, of the shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. From and after the First Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the (i) Merger Consideration, (ii) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax), except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.3(e), if, at any time after the First Effective Time, Certificates are presented to the Initial Surviving Company or Final Surviving Company, as applicable, for any reason, they shall be cancelled and exchanged as provided in this Article II.
(e) No Fractional Shares. No fractional Parent ADSs will be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and any holder of record of Shares who would otherwise be entitled to receive a fraction of a Parent ADS shall, in lieu thereof, be entitled to receive an amount in cash (rounded to the nearest cent, without interest and subject to any withholding Tax) equal to the product obtained by multiplying (i) the fractional Parent ADS interest to which such holder would otherwise be entitled (rounded to three decimal places after applying the Exchange Ratio and after aggregating all fractional Parent ADS interests that would otherwise be received by such holder) by (ii) an amount equal to the Closing VWAP. Any amounts to which a holder of Shares is entitled pursuant to this Section 2.3(e) shall be paid as promptly as reasonably practicable following surrender of such holder’s Certificates or Book-Entry Shares or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit of loss thereof in accordance with Section 2.3(f).
(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Initial Surviving Company or Final Surviving Company, as applicable, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, (i) the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II, (ii) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax).
(g) Termination of Fund. At any time following the first (1st) anniversary of the Closing Date, the Final Surviving Company shall be entitled to require the Exchange Agent to deliver to it any funds or other property (including any interest received with respect thereto) that had been made available to the Exchange Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Initial Surviving Company or Final Surviving Company, as applicable, (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e), and any dividends or other distributions
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to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax), that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon.
(h) No Liability. None of the Exchange Agent, Parent, the Initial Surviving Company or the Final Surviving Company will be liable to any Person for any Merger Consideration from the Exchange Fund (or dividends or distributions with respect to Parent ADSs) or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by any Person as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(i) Withholding Taxes. Each of Parent, the Initial Surviving Company, the Final Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or non-U.S. Law related to Taxes. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.4 Company Stock Options and RSUs.
(a) Each option that represents the right to acquire shares of Company Common Stock and that is outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall at the First Effective Time be converted into an option (each, an “Assumed Option”) to purchase a number of Parent ADSs (or Parent Ordinary Shares, as determined by Parent acting reasonably) (rounded down to the nearest number of whole Parent ADSs or Parent Ordinary Shares, as the case may be) equal to the product of (i) the number of shares of Company Common Stock subject to such Option immediately prior to the First Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Option immediately prior to the First Effective Time divided by (B) the Exchange Ratio. Any restrictions on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule (including any double-trigger vesting) and other provisions of such Assumed Option shall otherwise remain unchanged as a result of the assumption of such Assumed Option.
(b) Each restricted stock unit with respect to shares of Company Common Stock that is outstanding immediately prior to the First Effective Time (collectively, the “Company RSUs”) shall at the First Effective Time be converted into a restricted stock unit of Parent (each, an “Assumed RSU”) with respect to a number of Parent ADSs (or Parent Ordinary Shares, as determined by Parent acting reasonably) (rounded to the nearest number of whole Parent ADSs or Parent Ordinary Shares, as the case may be) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the First Effective Time and (ii) the Exchange Ratio. The vesting schedule (including any double-trigger vesting) and other provisions of such Assumed RSU shall otherwise remain unchanged as a result of the assumption of such Assumed RSU.
(c) Notwithstanding the foregoing, each Assumed Option and each Assumed RSU in respect of Parent Ordinary Shares shall provide that upon exercise or settlement, as applicable, the underlying Parent Ordinary Shares may, at the election of Parent, be deposited in Stichting Administratiekantoor Takeaway.com (“STAK”), which shall hold such Parent Ordinary Shares on behalf of the former holder of the Assumed Option or Assumed RSU, as applicable, and exercise all voting rights with respect to such Parent Ordinary Shares, and such former holder shall receive one depository receipt of the STAK with respect to each such Parent Ordinary Share so deposited (each, a “STAK DR”). Each STAK DR shall entitle the holder thereof to all economic benefits of the underlying Parent Ordinary Shares and, subject to any blackout or restrictions under applicable Law, entitle the holder thereof to direct the STAK to sell the underlying Parent Ordinary Shares and transfer the proceeds to the holder thereof.
(d) Prior to the First Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans, the Options and the Company RSUs) will take all actions reasonably necessary or appropriate to give effect to this Section 2.4.
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Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the First Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of outstanding shares, any stock dividend or stock distribution in respect of outstanding shares (including any dividend or distribution of securities of a Subsidiary of Parent or the Company or the Company or of securities convertible into Parent Ordinary Shares, Parent ADSs or Company Common Stock to holders of outstanding shares), reorganization, recapitalization or reclassification with a record date during such period, the Merger Consideration and any other similarly dependent items shall be equitably adjusted; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.
Section 2.6 Parent Ordinary Shares.
(a) Notwithstanding anything in this Agreement to the contrary, (i) upon Parent’s reasonable determination, Parent may, or (ii) upon the Company’s reasonable request to the extent reasonably practicable, Parent shall, permit (but not obligate) holders of Shares to elect to receive a number of Parent Ordinary Shares (or CREST depositary interests eligible for trading through CREST representing beneficial ownership interests in a number of Parent Ordinary Shares (“CDIs”)) equal to the Exchange Ratio for each outstanding Share in lieu of the Parent ADSs issuable as the Merger Consideration in accordance with Section 2.1(c), in which event the Exchange Agent shall not deliver such number of Parent Ordinary Shares to the Depositary Bank or its nominee under Section 2.3(a) and (a) any and all Parent Ordinary Shares (or CDIs) delivered to such holders of Shares who have elected to receive Parent Ordinary Shares (or CDIs) shall, for all purposes of this Agreement, be deemed to be the Merger Consideration and (b) with respect to any holders of Shares who have elected to receive Parent Ordinary Shares, Parent shall be deemed to have satisfied its obligations under this Agreement with respect to Parent ADSs through the registration, issuance, delivery and listing of Parent Ordinary Shares (or CDIs).
(b) In the event that, prior to the date of the initial filing of the Form F-4, Parent, acting in good faith (after consulting with and considering in good faith the views of the Company), reasonably determines that it is desirable to issue Parent Ordinary Shares as the Merger Consideration in lieu of Parent ADSs to the holders of Shares, the parties hereto agree to negotiate and cooperate in good faith to enter into an appropriate amendment to this Agreement to reflect such change in the form of the Merger Consideration and provide for other changes necessitated thereby; provided, however, that failure of the parties hereto to agree to such an amendment shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement; provided further that (i) any actions taken pursuant to this Section 2.6(b) shall not, without the prior written consent of each of Parent and the Company, (A) alter or change the Exchange Ratio or the amount, nature or mix of the Merger Consideration (or the consideration payable to holders of Options and Company RSUs pursuant to Section 2.4), other than the substitution of Parent Ordinary Shares for Parent ADSs, (B) impose any material economic or other cost on Parent or its shareholders or the Company or its stockholders, (C) adversely affect the Intended Tax Treatment or otherwise result in any material adverse Tax impact to the stockholders of the Company or the parties hereto, (D) prevent or materially delay or impair the receipt of any consents or approvals of, or the completion of any notices to or filings, declarations or registrations with, any Governmental Authority that are necessary for the consummation of the Transactions, or (E) prevent or materially delay or impair the consummation of the Transactions, (ii) any such Parent Ordinary Shares to be issued as the Merger Consideration shall, as of the First Effective Time, have been approved for listing on the NYSE or the NASDAQ, subject only to official notice of issuance and (iii) such amendment would not be expected to have any of the effects or consequences in clauses (i)(A) through (i)(E) above.
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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent, Merger Sub and Merger Sub II that, except as disclosed in the corresponding section of the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), it being understood and agreed that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to each other section and subsection of this Agreement to which the applicability of such information is reasonably apparent on its face, or as set forth in (or incorporated by reference in) any of the Company SEC Documents (other than any risk factor disclosure contained in the “Risk Factors” section thereof or other cautionary, predictive or forward-looking statements therein) filed on or after January 1, 2018 and prior to the date of this Agreement (the “Filed Company SEC Documents”):
Section 3.1 Organization, Standing and Corporate Power.
(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent or materially delay or impair the ability of the Company to consummate the Transactions (this clause (ii), a “Company Impairment Effect”). The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and, to the extent applicable, nonassessable, and (except for directors’ qualifying shares or the like) are owned directly or indirectly by the Company free and clear of all Liens, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”), and other applicable securities laws. Section 3.1(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of all the Subsidiaries of the Company and any other Person in which the Company or any its Subsidiaries owns any shares of capital stock, voting securities or other ownership, together with (i) the jurisdiction of incorporation or organization, as applicable, of each such Subsidiary or Person, (ii) the type of and percentage interest held, directly or indirectly, by the Company in each such Subsidiary or Person and (iii) the names of any Person other than the Company or any of its Subsidiaries that owns any shares of capital stock, voting securities or other ownership in any such Subsidiary or Person, together with the type of and percentage interest held by such other Person in such Subsidiary or Person.
(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company, in each case as amended to the date of this Agreement (the “Company Charter Documents”).
Section 3.2 Capitalization.
(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). At the close of business on June 8, 2020 (the “Company Capitalization Date”), (i) 92,233,900 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) (A) 6,096,717 shares of Company Common Stock were reserved and available
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for issuance under the Company Stock Plans, (B) 2,819,067 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options and (C) 4,057,484 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company RSUs and (iv) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Company Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities, other than issuances of shares of Company Common Stock pursuant to the exercise of Options and the vesting and settlement of Company RSUs, in each case, outstanding as of the Company Capitalization Date under the Company Stock Plans or an “inducement grant” pursuant to the rules of the NYSE, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.
(b) Except as described in Section 3.2(a), as of the Company Capitalization Date, there were (i) no shares of capital stock of, or other equity or voting interests in, the Company issued, outstanding or reserved for issuance, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.
(c) There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the cashless exercise of Options or the forfeiture or withholding of Taxes with respect to Options or Company RSUs), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. No Subsidiary of the Company owns any shares of Company Common Stock.
(d) All Options and Company RSUs are evidenced by award agreements in substantially the forms previously made available to Parent or disclosed in the Company SEC Documents, and no Option or Company RSU is subject to terms that are materially different from those set forth in such forms. Each Option and each Company RSU may, by its terms, be treated as provided for in Section 2.4, and (i) such treatment will not, absent any other event or circumstance, result in the accelerated vesting of any such award in connection with the Mergers and (ii) the Company Board (or appropriate committee thereof) has taken all steps reasonably necessary to cause such treatment to occur. Each Option and each Company RSU was validly issued and properly approved by the Company Board (or appropriate committee thereof) in accordance with the applicable Company Stock Plan or as an “inducement grant” pursuant to the rules of the NYSE, and each Option has an exercise price equal to or greater than the fair market value of a share of Company Common Stock on the date such Option was granted.
Section 3.3 Authority; Noncontravention.
(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Company Stockholder Approval, no other corporate action on the part of the
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Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect.
(c) The Company Board, at a meeting duly called and held, has (i) determined that it is fair to and in the best interest of the Company and the holders of shares of Company Common Stock, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, including the Mergers; (ii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the Transactions, including the Mergers; (iii) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement (the “Company Board Recommendation”); and (iv) directed that this Agreement be submitted to the holders of shares of Company Common Stock for adoption.
Section 3.4 Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and of Parent’s registration statement on Form F-4 (the “Form F-4”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form F-4 by the SEC, and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of the NYSE and the filings with, approvals by and compliance with the Laws described in clauses (b) through (h) of Section 4.4, (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, (d) approvals, notices or filings required under, and compliance with other applicable requirements of, any applicable non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition through merger or acquisition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), (e) compliance with any applicable state securities or blue sky laws and (f) any other actions or filings required solely by reason of the participation of Parent, Merger Sub or Merger Sub II (as opposed to any Person, other than the Company, Parent, Merger Sub, Merger Sub II or any of their respective affiliates), no consents or approvals of, or notices to or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or Company Impairment Effect.
Section 3.5 Company SEC Documents; Undisclosed Liabilities.
(a) The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements with the SEC required to be filed or furnished since January 1, 2018 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing and prior
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to the date of this Agreement, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or if amended prior to the date of this Agreement, as of the last such amendment filed prior to the date of this Agreement, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in comment letters received from the SEC or its staff, and (ii) none of the Company’s Subsidiaries is, or has at any time since January 1, 2018 been, subject to the reporting requirements of Section 13(a) or 15(d) promulgated under the Exchange Act.
(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document filed prior to the date of this Agreement, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, and the consolidated results of their operations and cash flows, as of each of the dates and for the periods shown, in conformity with GAAP.
(c) The Company has established and maintains, and at all times since January 1, 2018 has maintained, (i) a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that is sufficient in all material respects to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets, in each case that could have a material effect on the Company’s financial statements and (ii) disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Since January 1, 2018, none of the Company, the Company Board, the audit committee of the Company Board or, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of any (i) “significant deficiency” or “material weakness” in the design or operation of the Company’s internal controls over financial reporting, in each case which has not been subsequently remediated, or (ii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.
(d) The Company is, and since January 1, 2018 has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.
(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.
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(f) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2019 (the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions and which do not arise out of a breach by the Company or any of its Subsidiaries of any representations or warranties made or covenants under this Agreement or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.6 Absence of Certain Changes.
(a) Since the Balance Sheet Date through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business, and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the First Effective Time without the prior written consent of Parent, would constitute a breach of clause (iii), (iv), (ix), (x) or (xii) of Section 5.1(a).
(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any Company Material Adverse Effect.
Section 3.7 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect, (a) there is no, and since January 1, 2018 there has been no, pending or, to the Knowledge of the Company, threatened, legal, judicial or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries and (b) there is not, and since January 1, 2018 there has not been, any outstanding injunction, order, judgment, ruling, writ or decree imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.
Section 3.8 Compliance With Laws; Permits.
(a) The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except for instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect. The Company and each of its Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”) and all such Company Permits are valid and in full force and effect, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b) To the Knowledge of the Company, since January 1, 2018, the Company and its Subsidiaries (i) have been in compliance in all material respects with all applicable sanctions, export control and import Laws; and (ii) have not engaged in any conduct that is sanctionable under applicable sanctions, or export control Laws.
Section 3.9 Tax Matters.
(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:
(i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, correct and complete;
(ii) the Company and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return);
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(iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved against in the balance sheets included in the Company SEC Documents;
(iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received;
(v) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local, or non-U.S. Law);
(vi) neither the Company nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;
(vii) none of the Company or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among the Company and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or transferee or successor liability;
(viii) there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens; and
(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).
(b) Neither the Company nor any of its Subsidiaries (i) has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment or (ii) is aware of any reason that the Company could not provide, to outside counsel pursuant to Section 5.17(b), representations and warranties of the sort customarily provided by a target company as the basis for a legal opinion (A) that a transaction qualifies as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (B) that such transaction will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of the controlling corporation following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)).
(c) For purposes of this Agreement: (i) “Taxes” shall mean all U.S. and non-U.S. federal, state or local taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges, in each case in the nature of a tax and together with all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing and (ii) “Tax Return” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
Section 3.10 Employee Benefits Matters.
(a) The Company has made available to Parent correct and complete copies of (i) each material Company Plan (or, if unwritten, a written summary thereof), and all amendments thereto, (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each material Company Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Plan
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for which such summary plan description is required and (iv) where applicable, each trust agreement and insurance or group annuity contract relating to each material Company Plan. The Company shall provide a list of each material Company Plan within thirty (30) days after the date of the Agreement.
(b) Each Company Plan and each related trust agreement and insurance or group annuity contract has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, and the Company and each of its Subsidiaries is in compliance, and since January 1, 2018 has complied, with ERISA, the Code and all other Laws applicable to any compensation and benefit plans, programs, agreements and arrangements, including the Company Plans, in each case, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(c) (i) There are no current, pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), disputes, complaints or investigations by or on behalf of any participant in any of the Company Plans, or otherwise involving any Company Plan or the assets of any Company Plan and (ii) no audit or other proceeding by any Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plans, in each case, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(d) All Company Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination or prototype opinion letter from the IRS or the Company has filed a timely application therefor and, to the Knowledge of the Company, no circumstances exist that are likely to adversely impact the qualification of any such plan under Section 401(a) of the Code. The Company has made available to Parent a correct and complete copy of the most recent determination or prototype opinion letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.
(e) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to, sponsors, maintains or has any liability with respect to, or within the last six years, has contributed to, sponsored, maintained or has had any liability with respect to, any “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any “multiple employer plan” (within the meaning of Section 4063 of ERISA or 4064 of ERISA).
(f) None of the Company Plans provide material post-termination health or welfare benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the sole expense of the participant or the participant’s beneficiary.
(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former director, employee or individual consultant or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, increase the amount of compensation due or payable or level of benefits to be provided, or trigger any other material obligation under any Company Plan, (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Plan or (iv) result in any payment that would reasonably be expected to be considered an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any indemnity, gross up or any other obligation to reimburse any individual for any Taxes imposed under Section 4999 or 409A of the Code or similar Laws.
Section 3.11 Labor Matters.
(a) Neither the Company nor any of its Subsidiaries is or has been a party to, or bound by, any collective bargaining agreement or other Contract with a labor union. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to employees of the Company or any of its Subsidiaries and the Drivers: (i) there are no, and since January 1, 2018 there have been no, labor related strikes, slowdowns, concerted work stoppages, walkouts, lockouts or other labor disputes pending or, to the Knowledge of the Company, threatened; (ii) to the Knowledge of the Company, there is no
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pending union organizing campaign and no labor union has made a petition or written demand for recognition or certification; and (iii) each of the Company and its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Laws regarding labor, employment and employment practices.
(b) Since January 1, 2018 through the date hereof, neither the Company nor any of its Subsidiaries has received, been involved in or been subject to any complaints, claims or Actions relating to sexual harassment involving any executive employee.
(c) Other than for terminations of employment in the Ordinary Course of Business or for cause, the Company has not announced, and is not currently planning or anticipating, any material layoffs, terminations, furloughs, reductions in compensation or benefits or other material cost-saving measures affecting any material group of employees of the Company or any of its Subsidiaries or any material group of Drivers.
Section 3.12 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice, demand, claim or request for information since January 1, 2018 or that otherwise remains unresolved alleging that the Company or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) the Company and each of its Subsidiaries holds, and is, and since January 1, 2018 has been, in compliance with, all Company Permits required under applicable Environmental Laws for the operation of their respective businesses (“Company Environmental Permits”), (c) there is no, and since January 1, 2018 there has been no, Action relating to or arising under any applicable Environmental Law or Company Environmental Permit that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has assumed or retained by Contract or operation of Law any liabilities that would reasonably be expected to result in any such Action and (d) neither the Company nor any of its Subsidiaries has entered into or otherwise become subject to any order, settlement, judgment, injunction or decree involving any uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations on the part of the Company or any of its Subsidiaries relating to or arising under any Environmental Laws.
Section 3.13 Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material (i) issued patents and pending patent applications; (ii) registered trademarks and pending applications for registration of trademarks, (iii) registered copyrights and pending applications for registration of copyrights, and (iv) internet domain names and social media accounts, in each case that are included in Company Owned IP (indicating for each, as applicable, the owner(s), jurisdiction and, as applicable, the application or registration number and date of filing).
(b) (i) The Company and its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to the Company Owned IP and hold all of their right, title and interest in and to all of the Company Owned IP free and clear of all Liens other than Permitted Liens, (ii) the Company Owned IP and Company Licensed IP include all of the Intellectual Property reasonably necessary to, or used or held for use in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and the Company and its Subsidiaries own or have sufficient rights to use and practice all such Intellectual Property, (iii) to the Knowledge of the Company, there exist no material restrictions on the use of any of the Company Owned IP, (iv) since January 1, 2018, no material Company Owned IP has been abandoned or been adjudged to be invalid or unenforceable and (v) all Company Owned IP is subsisting, and to the Knowledge of the Company, none of the Company Owned IP is invalid or unenforceable.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the respective businesses of the Company and its Subsidiaries is not, and since January 1, 2018 has not been, infringing, misappropriating or otherwise violating any Person’s Intellectual Property and there is no, and since January 1, 2018 there has been no, claim of such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) to the Knowledge of the Company, (A) no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries and (B) no claims of such infringement, misappropriation or other violation are pending or
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threatened against any Person by the Company or any of its Subsidiaries, and (iii) there is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries challenging the ownership, use, validity or enforceability of any Company Owned IP.
(d) (i) The Company and its Subsidiaries have provided reasonable notice of their privacy and personal data collection and use policies on their websites or at other points of collection, as applicable, and the Company and its Subsidiaries and, to the Knowledge of the Company, the Company’s contractors and licensors of the Company Licensed IP, have complied in all material respects with such policies and all applicable Laws relating to the collection, use, storage, processing or disclosure of any personally-identifiable information and other data or information collected, used, stored, processed or disclosed by or on behalf of the Company or any of its Subsidiaries, (ii) there is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of such policies or applicable Laws, (iii) to the Knowledge of the Company, there has been no action or circumstance requiring the Company or its Subsidiaries to notify a Governmental Authority or other Person of a data security breach or violation of the Laws referred to in this Section 3.13(d) nor has the Company or any of its Subsidiaries made any such notification, (iv) neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such policy or applicable Laws in any material respect, and (v) the Company and its Subsidiaries have taken reasonable steps consistent with industry practices to protect the types of information referred to in this Section 3.13(d) against any material loss and unauthorized access, use, modification, disclosure or other misuse, and, to the Knowledge of the Company there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.
(e) The Company and its Subsidiaries take and have taken reasonable steps consistent with industry practices to maintain, preserve and protect the confidentiality of and their respective proprietary interests in all material confidential Company Owned IP and other material confidential information used by the Company or its Subsidiaries, and to the Knowledge of the Company, since January 1, 2018, there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.
(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the IT Assets used by or on behalf of the Company or its Subsidiaries in the conduct of their respective businesses (the “Company IT Assets”) operate substantially in accordance with their specifications and related documentation and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to (A) preserve and maintain the continuous operation and performance of the Company IT Assets, and (B) protect the confidentiality, integrity and security of the Company IT Assets (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, (iii) there has been no unauthorized use or access or security breaches, or failure, crash, interruption, modification, loss or corruption of any of the Company IT Assets (or any data or other information or transactions stored or contained therein or processed or transmitted thereby), and (iv) to the Knowledge of the Company, none of the Company IT Assets, products or services of the Company or any of its Subsidiaries used or held for use in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, contains any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user’s consent.
(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each current and former employee and consultant of the Company and its Subsidiaries who contributed to the production or development of any Company Owned IP in any material respect agreed that his or her contribution is work-made for-hire pursuant to a valid written agreement or has otherwise assigned such Intellectual Property rights to the Company or any of its Subsidiaries by operation of Law. To the Knowledge of the Company, no current or former employee or contractor of the Company or its Subsidiaries has any claim, right or interest to or in any material Company Owned IP.
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(h) To the Knowledge of the Company, no Software code or data library is present in any material Software contained within or used in connection with any material Company Owned IP that is licensed as freeware, shareware, open source software or under similar licensing models that (i) requires or conditions the use or distribution of any material Software that is Company Owned IP, as used or distributed in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted on the disclosure, licensing or distribution of any source code for any portion of such Software that is Company Owned IP at no additional charge, (ii) prohibits or limits the receipt of consideration in connection with sublicensing or distributing any material Software that is Company Owned IP, (iii) requires (or conditions the use or distribution of such Software on) the granting (A) to third parties of the right to make derivative works or other modifications to such Software that is Company Owned IP or portions thereof or (B) of a license under the Company Owned IP, or (iv) limits or prohibits the receipt of consideration in connection with licensing, sublicensing or distributing any material Company Owned IP.
Section 3.14 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in Section 4.18, the Company has taken all action (including action of the Company Board) necessary to render inapplicable to this Agreement and the Transactions any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL. Neither the Company nor any of its Subsidiaries is a party to, subject to or otherwise bound by a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
Section 3.15 Property. Neither the Company nor any Subsidiary of the Company owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has valid leasehold interests in all of the Company Leased Real Property, free and clear of all Liens (except in all cases for Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all Company Leases under which the Company or any of its Subsidiaries lease the Company Leased Real Property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and there is not under any of such Company Leases, any existing breach or default by the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any other party to the Company Leases which, with notice or lapse of time or both, would become a breach or default or permit the termination, modification or acceleration of rent under such Company Lease.
Section 3.16 Contracts.
(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:
(i) required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act, other than any Company Plans;
(ii) constituting or relating to the formation, operation, management or control of any material partnership, joint venture, collaboration or limited liability company agreement (other than any such agreement solely between or among the Company and any of its wholly owned Subsidiaries);
(iii) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $15,000,000;
(iv) (A) pursuant to which the Company or any of the Company’s Subsidiaries is a party and licenses material Intellectual Property to or from any third Person (including covenants not to sue and similar agreements), or (B) that is a consent, concurrent use, settlement, or other similar agreement with respect to any material Intellectual Property, or (C) is a co-development, development or other similar agreement with respect to any material Intellectual Property (in each case other than (1) non-exclusive license agreements, customer agreements, or reseller or distribution agreements entered into in the Ordinary Course of Business and (2) unmodified, generally commercially available “off-the-shelf” software that provided for a payment (whether as a fee for the license, a subscription, or for maintenance) by the Company of less than $1,000,000 during the year ended December 31, 2019);
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(v) with any Governmental Authority;
(vi) containing any of the following provisions, in each case that (x) is material to the Company and its Subsidiaries, taken as a whole, or (y) after the Second Effective Time would be binding on Parent or any of its Subsidiaries (other than the Company and its Subsidiaries): (A) any covenant that materially limits the ability of the Company or any of its Subsidiaries to engage in any line of business, to solicit any material potential customer, to compete with any Person or operate at any geographic location, (B) any provision granting “most favored nation” protections with respect to pricing to the counterparty to such Contract, (C) any provision requiring the Company or any of its Subsidiaries to deal exclusively with any Person or group of related Persons or (D) any standstill or similar provision pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;
(vii) containing a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any (A) equity interests of any Person or (B) assets (excluding ordinary course commitments to purchase goods, products and off-the-shelf Intellectual Property) for an amount in excess, in the aggregate, of $15,000,000;
(viii) (A) relating to the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration in excess of $15,000,000 or pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations after the date hereof in excess of $15,000,000; or (B) that gives any Person the right to acquire any assets of the Company or its Subsidiaries (excluding ordinary course commitments to purchase goods, products and off-the-shelf Intellectual Property) after the date hereof with a total consideration of more than $15,000,000;
(ix) requiring any capital commitment or capital expenditure by the Company or any of its Subsidiaries in an amount in excess of $5,000,000 individually or $15,000,000 in the aggregate other than (A) non-cash, capitalized software and development costs or (B) as set forth in the Company’s budget made available to Parent;
(x) that is a lease, sublease, license, concession or other agreement (written or oral) with an annual base rent of at least $2,500,000 pursuant to which the Company or any of its Subsidiaries holds any Company Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder (a “Company Lease”);
(xi) that is a stockholders, investors rights, registration rights, or relationship agreement or similar arrangement or agreement with any stockholder of the Company or any of its Subsidiaries; or
(xii) that is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xi) and that has or would reasonably be expected to, either pursuant to its own terms or together with the terms of any related Contracts, involve net payments or receipts in excess of $5,000,000 in any year; (the Contracts of the type described in clauses (i) through (xii) above being referred to herein as “Company Material Contracts”).
(b) The Company has made available a complete and correct copy of each Company Material Contract, as amended as of the date of this Agreement. Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (i) each Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement) is valid and binding on the Company and any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement), except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (iii) neither
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the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement), except where such default would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under any Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.17 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (c) there are no pending claims under any such insurance policies to which the insurers have denied or disputed (in writing) coverage or have threatened in writing to deny or dispute coverage, other than reservation of rights letters issued by insurers in the Ordinary Course of Business.
Section 3.18 Opinion of Financial Advisor. The Company Board has received the opinion of Evercore Group L.L.C., dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock, other than Excluded Shares. After the execution of this Agreement, the Company will furnish to Parent, solely for informational purposes, a complete and correct written copy of such opinion.
Section 3.19 Brokers and Other Advisors. Except for Evercore Group L.L.C., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 3.20 Company Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.
Section 3.21 Disclosure Documents. The information relating to the Company and its Subsidiaries that is provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (a) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholders Meeting, and (b) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information relating to the Company, its Subsidiaries and their respective Representatives that is provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Circulars or the Parent Prospectus or any amendments or supplements thereto will not, at the time each Parent Circular or the Parent Prospectus is first published, at the time of any amendment or supplement of any Parent Circular or the Parent Prospectus and at the time of the Parent Shareholders Meeting, contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the
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Company with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, any Parent Circular or the Parent Prospectus or any amendments or supplements thereto which were not supplied by or on behalf of the Company or any of its Subsidiaries.
Section 3.22 Anti-Corruption. Since January 1, 2016, none of the Company, any of its Subsidiaries or any of their members, directors, officers, agents or other representatives acting on their behalf has taken or failed to take any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder or any other applicable anti-corruption or anti-kickback Law (“Anti-Corruption Laws”), including: (a) making, offering or promising, soliciting, accepting, or authorizing any payment, contribution, gift, gratuities, entertainment, travel or hospitality expenses, employment opportunities, directly or indirectly, money or anything of value (whether or not in tangible form) to any person, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (b) using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) establishing or maintaining any unlawful fund of corporate monies or other properties; or (d) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
Section 3.23 Related Party Transactions. Except for employment-related Contracts and Company Plans or as otherwise set forth in the Filed Company SEC Documents, neither the Company nor any of its Subsidiaries is a party or is otherwise bound by a Contract, arrangement or other transaction that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of shareholders (each, a “Company Related Party Transaction”).
Section 3.24 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to this Article III), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent, Merger Sub or Merger Sub II or made available to Parent, Merger Sub or Merger Sub II in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent, Merger Sub and Merger Sub II in Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with the introduction to Article IV), none of Parent, Merger Sub, Merger Sub II or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub, Merger Sub II or their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub, Merger Sub II or their respective Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Merger Sub and Merger Sub II and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT,
MERGER SUB AND MERGER SUB II
Parent, Merger Sub and Merger Sub II jointly and severally represent and warrant to the Company that, except as disclosed in the corresponding section of the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”), it being understood and agreed that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to each other section and subsection of this Agreement to which the applicability of such information is reasonably apparent on its face, or as set forth in (or incorporated by reference in) any of the Parent Public Reports (other than any risk factor disclosure contained in the “Risk Factors” section thereof or other cautionary, predictive or forward-looking statements therein) filed on or after January 1, 2018 and prior to the date of this Agreement (the “Filed Parent Public Documents”):
Section 4.1 Organization, Standing and Corporate Power.
(a) (i) Parent is a public company with limited liability (naamloze vennootschap) duly organized, validly existing and in good standing (to the extent such jurisdiction recognizes such concept) under the Laws of the Netherlands and (ii) each of Merger Sub and Merger Sub II is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and each of Parent, Merger Sub and Merger Sub II has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to Parent’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to (A) have a Parent Material Adverse Effect or (B) prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Transactions (this clause (B), a “Parent Impairment Effect”). Each of Parent, Merger Sub and Merger Sub II is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b) Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect. Each Subsidiary of Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have been validly issued and are fully paid and, to the extent applicable, nonassessable, and (except for directors’ qualifying shares or the like) are owned directly or indirectly by Parent free and clear of all Liens, except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities laws.
(c) Parent has made available to the Company complete and correct copies of the articles of incorporation, certificate of incorporation and by-laws or comparable documents of Parent and each Merger Sub, in each case as amended to the date of this Agreement (the “Parent Charter Documents”).
Section 4.2 Capitalization.
(a) The authorized capital stock of Parent amounts to €16,000,000 and is divided into 400,000,000 Parent Ordinary Shares. At the close of business on June 9, 2020 (the “Parent Capitalization Date”), (i) 148,717,702 Parent Ordinary Shares were issued and outstanding, (ii) no Parent Ordinary Shares were held by Parent in its treasury, (iii) 618,577 Parent Ordinary Shares were issuable upon the exercise of outstanding awards under the Parent Stock Plans (assuming achievement of any applicable performance goals at the target level), (iv) 3,595,829 Parent Ordinary Shares were issuable upon conversion of the Parent 2024 Convertible Bonds and (v) 2,463,054 Parent Ordinary Shares were issuable upon conversion of the Parent 2026 Convertible Bonds. All outstanding Parent Ordinary Shares have been duly authorized and validly issued and are
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fully paid, nonassessable and free of preemptive rights. The Parent ADSs to be issued pursuant to this Agreement and the Parent Ordinary Shares underlying such Parent ADSs shall, when issued, be validly issued, fully paid, non-assessable and, in each case, free and clear of any Liens, except for restrictions imposed by applicable securities Laws or the Deposit Agreement, and shall not have been issued in violation of any preemptive rights. The Parent ADSs to be issued pursuant to this Agreement will, when issued to the holders of Shares pursuant to this Agreement, be validly issued against the deposit of the requisite number of underlying Parent Ordinary Shares in accordance with the Deposit Agreement and shall entitle the holders thereof to the rights specified in the Deposit Agreement. Since the Parent Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (1) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of any Parent Securities, other than issuances of Parent Ordinary Shares pursuant to the exercise of Parent Options, in each case, outstanding as of the Parent Capitalization Date under the Parent Plans or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of Parent’s capital stock.
(b) Except as described in Section 4.2(a), as of the Parent Capitalization Date, there were (i) no shares of capital stock of, or other equity or voting interests in, Parent issued or outstanding, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligate Parent to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any Parent Securities.
(c) There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. There are no outstanding agreements of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities (other than pursuant to the cashless exercise of Parent Options or the forfeiture or withholding of Taxes with respect to Parent Options), or obligate Parent to grant, extend or enter into any such agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities.
Section 4.3 Authority; Noncontravention.
(a) Each of Parent, Merger Sub and Merger Sub II has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Shareholder Approval, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and, subject to obtaining the Parent Shareholder Approval, performance by Parent, Merger Sub and Merger Sub II under this Agreement, and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent, Merger Sub and Merger Sub II (including by the Parent Boards and the board of directors of each Merger Sub) and adopted by Parent as the sole stockholder of each Merger Sub, and except for obtaining the Parent Shareholder Approval, no other corporate action on the part of Parent, Merger Sub or Merger Sub II is necessary to authorize the execution and delivery of and performance by Parent, Merger Sub and Merger Sub II under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger Sub II and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub II, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b) Neither the execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub II, nor the consummation by Parent, Merger Sub or Merger Sub II of the Transactions, nor compliance by Parent, Merger Sub or Merger Sub II with any of the terms or provisions of this Agreement, will (i) assuming
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the Parent Shareholder Approval is obtained, conflict with or violate any provision of the Parent Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.4 and the Parent Shareholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub, Merger Sub II or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect.
(c) The Management Board of Parent has, at a meeting duly called and held, (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the Transactions, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby; (ii) adopted this Agreement and approved the execution, delivery and performance by Parent of this Agreement and the Transactions, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby, subject to obtaining the Parent Shareholder Approval; and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization.
(d) The Supervisory Board of Parent has, at a meeting duly called and held, (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the Transactions, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares, (ii) approved the Parent Management Board Resolutions and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization.
Section 4.4 Governmental Approvals. Except for (a) the filing with the SEC of the Form F-4, the Form F-6 and the Form 8-A, and declaration of effectiveness of each of the Form F-4, the Form F-6 and the Form 8-A by the SEC, and other filings required under, and compliance with other applicable requirements of, the Securities Act, the Exchange Act and the rules of the NYSE or the NASDAQ, as applicable, (b) the filing with, and the approval by, the UK Financial Conduct Authority (the “FCA”) of a shareholder circular (the “Parent Circular”) relating to the Parent Shareholders Meeting and any supplementary shareholder circular thereto (a “Supplementary Parent Circular”) in accordance with the listing rules made under Part VI of the UK Financial Services and Markets Act 2000 and as contained in the FCA’s publication of the same name (the “Listing Rules”), (c) in each case to the extent then applicable, compliance with the Listing Rules, the Prospectus Regulation, the Prospectus Regulation Rules, the Disclosure Guidance and Transparency Rules, the other rules and regulations of the FCA, the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) (the “FMSA”) and the orders, decrees and regulations promulgated thereunder, the rules and regulations of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) and other applicable securities Law, (d) in each case if then applicable, the filing with, and approval by, the AFM and/or the FCA of the Parent Prospectus and any amendment or supplement thereto, (e) making available the Parent Circulars in accordance with applicable Law, (f) other filings required under, and compliance with other applicable requirements of, the rules of the London Stock Exchange (the “LSE”) or Euronext Amsterdam, (g) compliance with the rules and regulations on regulatory approval requirements from De Nederlandsche Bank set forth in the FMSA, including obtaining a positive assessment from De Nederlandsche Bank of the integrity (betrouwbaarheid) of the Management Board Nominee, (h) submission of a voluntary notice to the Committee on Foreign Investment in the United States (“CFIUS”) and receipt of CFIUS Approval, (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (j) filings required under, and compliance with other applicable requirements of, the HSR Act, (k) approvals, notices or filings required under, and compliance with other applicable requirements of, any applicable Foreign Antitrust Laws and (l) compliance with any applicable state securities or blue sky laws, no consents or approvals of, or notices to or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub II and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or Parent Impairment Effect.
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Section 4.5 Parent Public Reports; Undisclosed Liabilities.
(a) Parent and its Subsidiaries have filed or published all circulars, notices, prospectuses, resolutions, reports (including annual financial reports and half yearly financial reports) and other documents prepared by Parent or any of its Subsidiaries or predecessors to which (i) the Listing Rules, the Disclosure Guidance and Transparency Rules and the other rules and regulations promulgated by the FCA apply or (ii) Book 2 of the Dutch Civil Code, the Commercial Registers Act 2007 (Handelsregisterwet 2007) and any orders, decrees and regulations promulgated thereunder, the FMSA and any orders, decrees and regulations promulgated thereunder and the other rules and regulations promulgated by the AFM apply, in each case required to be filed or published since January 1, 2018 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent Public Reports”). As of their respective publication or filing dates, or if amended prior to the date of this Agreement, as of the last such amendment filed prior to the date of this Agreement, the Parent Public Reports complied in all material respects with the Listing Rules, the Disclosure Guidance and Transparency Rules, Book 2 of the Dutch Civil Code, the Commercial Registers Act 2007 (Handelsregisterwet 2007) and any orders, decrees and regulations promulgated thereunder, the FMSA and any orders, decrees and regulations promulgated thereunder and the other rules and regulations promulgated by the AFM or the FCA applicable to such Parent Public Reports, and none of the Parent Public Reports as of such respective dates (and, if amended, the date of the filing or publication of such amendment, with respect to the disclosures that are amended) contained any information which was not in accordance with the facts or which omitted anything likely to affect the import of such information. As of the date hereof, neither Parent nor any of Parent’s Subsidiaries is, or has at any time since January 1, 2018 been, subject to the reporting requirements of Section 13(a) or 15(d) promulgated under the Exchange Act.
(b) Except to the extent updated, amended, restated or corrected by a subsequent Parent Public Report filed prior to the date of this Agreement, as of their respective publication or filing dates, the consolidated financial statements of Parent included in the Parent Public Reports (i) complied as to form in all material respects with all applicable accounting requirements and applicable Laws with respect thereto, (ii) have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and in conformity with Part 9 of Book 2 of the Dutch Civil Code (except, in the case of unaudited interim financial statements, as permitted by applicable Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) give a true and fair view of the financial position and of the profit, loss, cash flow and changes in equity of Parent and its consolidated Subsidiaries for each of the dates and for the periods shown, in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code (subject, in the case of unaudited interim financial statements, to normal year-end adjustments).
(c) Parent and its Subsidiaries maintain a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.
(d) Parent is, and since January 1, 2018 has been, in compliance in all material respects with the applicable listing rules and regulations of Euronext Amsterdam. Parent is, and since January 31, 2020 has been, in compliance in all material respects with the applicable Listing Rules, the Disclosure Guidance and Transparency Rules and the other applicable rules and regulations of the FCA.
(e) Neither Parent nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of Parent and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Filed Parent Public Documents, (ii) incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions and which do not arise out of a breach by Parent or any of its Subsidiaries of any representations or warranties made or covenants under this Agreement or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
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Section 4.6 Absence of Certain Changes.
(a) Since the Balance Sheet Date through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business, and (ii) neither Parent nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the First Effective Time without the prior written consent of the Company, would constitute a breach of clause (iii), (iv), (vi) or (viii) of Section 5.1(b).
(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any Parent Material Adverse Effect.
Section 4.7 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect, (a) there is no, and since January 1, 2018 there has been no, pending or, to the Knowledge of Parent, threatened Action against Parent or any of its Subsidiaries and (b) there is not, and since January 1, 2018 there has not been, any outstanding injunction, order, judgment, ruling, writ or decree imposed upon Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority.
Section 4.8 Compliance With Laws; Permits.
(a) Parent and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Laws applicable to Parent or any of its Subsidiaries, except for instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect. Parent and each of its Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Parent Permits”) and all such Parent Permits are valid and in full force and effect, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b) To the Knowledge of Parent, since January 1, 2018, Parent and its Subsidiaries (i) have been in compliance in all material respects with all applicable sanctions, export control and import Laws; and (ii) have not engaged in any conduct that is sanctionable under applicable sanctions, or export control Laws.
Section 4.9 Tax Matters.
(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:
(i)  each of Parent and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, correct and complete;
(ii) Parent and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return);
(iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries which has not been fully paid or adequately reserved against in the balance sheets included in the Parent Public Reports;
(iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of Parent or any of its Subsidiaries, and no written notice thereof has been received;
(v) neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local, or non-U.S. Law);
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(vi) neither Parent nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;
(vii) none of Parent or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Parent and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or transferee or successor liability;
(viii) there are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Permitted Liens; and
(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).
(b) Neither Parent nor any of its Subsidiaries (i) has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment or (ii) is aware of any reason that either Merger Sub II or Parent could not provide, to outside counsel pursuant to Section 5.17(b), representations and warranties of the sort customarily provided by an acquiring corporation or a controlling corporation, respectively, as the basis for a legal opinion (A) that a transaction qualifies as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (B) that such transaction will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of the controlling corporation following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)).
Section 4.10 Employee Benefits Matters.
(a) Each Parent Plan and each related trust agreement and insurance or group annuity contract has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, and Parent and each of its Subsidiaries is in compliance, and since January 1, 2018 has complied, with ERISA, the Code and all other Laws applicable to any compensation and benefit plans, programs, agreements and arrangements, including the Parent Plans, in each case, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b) (i) There are no current, pending or, to the Knowledge of Parent, threatened claims (other than claims for benefits in the ordinary course), disputes, complaints or investigations by or on behalf of any participant in any of the Parent Plans, or otherwise involving any such Parent Plan or the assets of any Parent Plan and (ii) no audit or other proceeding by any Governmental Authority is pending, or to the Knowledge of Parent, threatened with respect to any Parent Plans, in each case, that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(c) Each Parent Plan that is intended to qualify for special tax treatment under applicable Law meets all requirements for such treatment and, to the Knowledge of Parent, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such qualification.
(d) None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to, sponsors, maintains or has any liability with respect to, or within the last six years, has contributed to, sponsored, maintained or has had any liability with respect to, any Multiemployer Plan, any plan that would be subject to Section 302 or Title IV of ERISA or Section 412 of the Code if such plan was maintained in the United States or any “multiple employer plan” (within the meaning of Section 4063 of ERISA or Section 4064 of ERISA).
(e) None of the Parent Plans provide material post-termination health or welfare benefits except as may be required by applicable Law or at the sole expense of the participant or the participant’s beneficiary.
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(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former director, employee or individual consultant or independent contractor of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, increase the amount of compensation due or payable or level of benefits to be provided, or trigger any other material obligation under any Parent Plan, (iii) result in any breach or violation of, default under or limit Parent’s right to amend, modify or terminate any Parent Plan or (iv) result in any payment that would reasonably be expected to be considered an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Parent nor any of its Subsidiaries has any indemnity, gross up or any other obligation to reimburse any individual for any Taxes imposed under Section 4999 or 409A of the Code or similar Laws.
Section 4.11 Labor Matters.
(a) Neither Parent nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, with respect to employees and independent contractors of Parent or any of its Subsidiaries: (i) there are no, and since January 1, 2018 there have been no, labor related strikes, slowdowns, concerted work stoppages, walkouts, lockouts or other labor disputes pending or, to the Knowledge of Parent, threatened; (ii) to the Knowledge of Parent, there is no pending union organizing campaign and no labor union has made a petition or written demand for recognition or certification; and (iii) each of Parent and its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Laws regarding labor, employment and employment practices.
(b) Since January 1, 2018 through the date hereof, neither Parent nor any of its Subsidiaries has received, been involved in or been subject to any complaints, claims or Actions relating to sexual harassment involving any executive employee.
(c) Other than for terminations of employment in the Ordinary Course of Business or for cause, Parent has not announced, and is not currently planning or anticipating, any material layoffs, terminations, furloughs, reductions in compensation or benefits or other material cost-saving measures affecting any material group of employees or independent contractors of Parent or any of its Subsidiaries.
Section 4.12 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Environmental Laws, and neither Parent nor any of its Subsidiaries has received any written notice, demand, claim or request for information since January 1, 2018 or that otherwise remains unresolved alleging that Parent or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) Parent and each of its Subsidiaries holds, and is, and since January 1, 2018 has been, in compliance with, all Parent Permits required under applicable Environmental Laws for the operation of their respective businesses (“Parent Environmental Permits”), (c) there is no, and since January 1, 2018 there has been no, Action relating to or arising under any applicable Environmental Law or Parent Environmental Permit that is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has assumed or retained by Contract or operation of Law any liabilities that would reasonably be expected to result in any such Action and (d) neither Parent nor any of its Subsidiaries has entered into or otherwise become subject to any order, settlement, judgment, injunction or decree involving any uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations on the part of Parent or any of its Subsidiaries relating to or arising under any Environmental Laws.
Section 4.13 Intellectual Property.
(a) (i) Parent and its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to the Parent Owned IP and hold all of their right, title and interest in and to all of the Parent Owned IP free and clear of all Liens other than Permitted Liens, (ii) the Parent Owned IP and Parent Licensed IP include all of the Intellectual Property reasonably necessary to, or used or held for use in the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted and Parent and its Subsidiaries own or have sufficient rights to use and practice all such Intellectual Property, (iii) to the Knowledge of Parent, there exist no
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material restrictions on the use of any of the Parent Owned IP, (iv) since January 1, 2018, no material Parent Owned IP has been abandoned or been adjudged to be invalid or unenforceable and (v) all Parent Owned IP is subsisting, and to the Knowledge of Parent, none of the Parent Owned IP is invalid or unenforceable.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) the conduct of the respective businesses of Parent and its Subsidiaries is not, and since January 1, 2018 has not been, infringing, misappropriating or otherwise violating any Person’s Intellectual Property and there is no, and since January 1, 2018 there has been no, claim of such infringement, misappropriation or other violation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and (ii) to the Knowledge of Parent, (A) no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries, and (B) no claims of such infringement, misappropriation or other violation are pending or threatened against any Person by Parent or any of its Subsidiaries, and (iii) there is no claim pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries challenging the ownership, use, validity or enforceability of any Parent Owned IP.
(c) (i) To the Knowledge of Parent, there has been no action or circumstance requiring Parent or its Subsidiaries to notify a Governmental Authority or other Person of a data security breach or violation of any applicable Laws relating to the collection, use, storage, processing or disclosure of any personally-identifiable information and other data or information collected, used, stored, processed or disclosed by or on behalf of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries made any such notification, and (ii) Parent and its Subsidiaries have taken reasonable steps consistent with industry practices to protect the types of information referred to in this Section 4.13(c) against any material loss and unauthorized access, use, modification, disclosure or other misuse, and, to the Knowledge of Parent there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.
(d) Parent and its Subsidiaries take and have taken reasonable steps consistent with industry practices to maintain, preserve and protect the confidentiality of and their respective proprietary interests in all material confidential Parent Owned IP and other material confidential information used by Parent or its Subsidiaries, and to the Knowledge of Parent, since January 1, 2018, there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.
Section 4.14 Anti-Takeover Provisions. Parent has taken all action (including action of the Parent Boards) necessary to render inapplicable to this Agreement and the Transactions any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL.
Section 4.15 Contracts.
(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract:
(i) that would be required to be filed by Parent as an exhibit to the Form F-4 pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act, other than any Parent Plans;
(ii) constituting or relating to the formation, operation, management or control of any material partnership, joint venture, collaboration or limited liability company agreement (other than any such agreement solely between or among Parent and any of its wholly owned Subsidiaries);
(iii) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $30,000,000;
(iv) with any Governmental Authority;
(v) (A) relating to the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration in excess of $30,000,000 or pursuant to which Parent or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations after the date hereof in excess of $30,000,000; or (B) that gives any Person the right to acquire any assets of Parent or its Subsidiaries (excluding ordinary course commitments to purchase goods, products and off-the- shelf Intellectual Property) after the date hereof with a total consideration of more than $30,000,000;
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(vi) that is a stockholders, investors rights, registration rights, or relationship agreement or similar arrangement or agreement with any stockholder of Parent or any of its Subsidiaries;
(vii) that is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (vi) and that has or would reasonably be expected to, either pursuant to its own terms or together with the terms of any related Contracts, involve net payments or receipts in excess of $20,000,000 in any year; (the Contracts of the type described in clauses (i) through (vii) above being referred to herein as “Parent Material Contracts”).
(b) Parent has made available a complete and correct copy of each Parent Material Contract, as amended as of the date of this Agreement. Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (i) each Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement) is valid and binding on Parent and any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, any other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement), except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (iii) neither Parent nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of Parent or any of its Subsidiaries under any Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement), except where such default would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and (iv) to the Knowledge of Parent, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under any Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 4.16 Brokers and Other Advisors. Except for Bank of America Merrill Lynch International DAC and Goldman Sachs International, the fees of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
Section 4.17 Ownership and Operations of Merger Subs. Parent owns beneficially and of record all of the outstanding capital stock of each Merger Sub. Each Merger Sub was formed solely for the purpose of engaging in the Transactions, and has not conducted any business prior to the date hereof and has no, and prior to the First Effective Time (in the case of Merger Sub) or the Second Effective Time (in the case of Merger Sub II) will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.
Section 4.18 Share Ownership. None of Parent, Merger Sub or Merger Sub II has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub, Merger Sub II or their any of their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company, and none of Parent, Merger Sub, Merger Sub II or any of their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.
Section 4.19 Parent Shareholder Approval. (a) The adoption of resolutions approving the Transactions (being (i) approval pursuant to Section 2:107a Dutch Civil Code of the resolution of the Management Board of Parent to pursue the Transactions, (ii) delegation of the authority to issue Parent Ordinary Shares to the Management Board of Parent, subject to the approval of the Supervisory Board of Parent, up to a maximum
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number sufficient to pay the Merger Consideration, and (iii) approving the Transactions on the terms of this Agreement in accordance with the Listing Rules) (collectively, the “Transaction Proposals”) by a majority of the votes validly cast by holders of Parent Ordinary Shares at a general meeting of shareholders of Parent (the “Transaction Approvals”), (b) binding nominations for the appointment of the Management Board Nominee to the Management Board of Parent and the Supervisory Board Nominees to the Supervisory Board of Parent having been made by the Supervisory Board of Parent and such binding nominations (the “Board Nominations”) not having been overruled by more than half of the votes validly cast by holders of Parent Ordinary Shares, such number of votes representing more than one-third of Parent’s issued share capital, at a general meeting of shareholders of Parent (the “Board Nominee Approval” and, together with the Transaction Approvals, the “Parent Shareholder Approval”) and (c) the adoption of a resolution approving the delegation of the authority to exclude or limit pre-emptive rights in relation to the issuance referred to in clause (a)(ii) above to the Management Board of Parent, subject to the approval of the Supervisory Board of Parent (the “Pre-Emptive Rights Authorization”), by a majority of the votes validly cast (or, if less than half of Parent’s issued capital is represented at the meeting, a two-thirds majority of the votes validly cast) at a general meeting of shareholders of Parent are the only votes or approvals of the holders of any class or series of capital stock of Parent necessary in connection with the Transactions.
Section 4.20 Disclosure Documents. The information relating to Parent, Merger Sub, Merger Sub II and their respective Subsidiaries that is provided by Parent, Merger Sub, Merger Sub II, any of their respective Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (a) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholders Meeting, and (b) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Form F-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. Each other document required to be filed by Parent with the SEC, the FCA or the AFM or required to be distributed or otherwise made available to Parent’s shareholders in connection with the Transactions, including the Form F-6, the Form 8-A, the Parent Circulars and the Parent Prospectus, and any amendments or supplements thereto, when filed, distributed or otherwise made available, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and the applicable requirements of the Listing Rules, the Prospectus Regulation, the Prospectus Regulation Rules, other applicable securities Law and Book 2 of the Dutch Civil Code. Notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by Parent, Merger Sub or Merger Sub II with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, any Parent Circular or the Parent Prospectus or any amendments or supplements thereto which were not supplied by or on behalf of Parent, Merger Sub or Merger Sub II.
Section 4.21 Anti-Corruption. Since January 1, 2016, none of Parent, any of its Subsidiaries or any of their respective members, directors, officers, agents or other representatives acting on their behalf has taken or failed to take any action in violation of any applicable Anti-Corruption Laws, including: (a) making, offering or promising, soliciting, accepting, or authorizing any payment, contribution, gift, gratuities, entertainment, travel or hospitality expenses, employment opportunities, directly or indirectly, money or anything of value (whether or not in tangible form) to any person, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (b) using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) establishing or maintaining any unlawful fund of corporate monies or other properties; or (d) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
Section 4.22 Related Party Transactions. Except for employment-related Contracts and Parent Plans, neither Parent nor any of its Subsidiaries is a party or is otherwise bound by a Contract, arrangement or other transaction with any (i) present executive officer or director of Parent or any of its Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such Persons’
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immediate family members or, to the Knowledge of Parent, any Affiliate of any such Person (other than Parent or any of its Subsidiaries) or (ii) Person that, to the Knowledge of Parent, is the record or beneficial owner of more than 5% of the issued and outstanding Parent Ordinary Shares as of the date of this Agreement.
Section 4.23 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with the introduction to this Article IV), neither Parent nor any other Person (including any Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries (including each Merger Sub) disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries (including any Merger Sub) or any of their respective Affiliates or Representatives. Each of Parent, Merger Sub and Merger Sub II acknowledges and agrees that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to Article III), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Parent, Merger Sub and Merger Sub II specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
ARTICLE V

COVENANTS
Section 5.1 Conduct of Business.
(a) Except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law (including COVID-19 Measures) or (iii) as set forth in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless Parent otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall use reasonable best efforts to conduct its business in all material respects in the Ordinary Course of Business and, to the extent not inconsistent with the foregoing, use reasonable best efforts to preserve substantially intact its present lines of business and preserve existing relationships with key customers, key suppliers, key employees and other Persons with whom the Company or its Subsidiaries have significant business relationships; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, without limiting the generality of the foregoing and subject to applicable Law, during the period from the date of this Agreement until the First Effective Time, except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law or (iii) as set forth in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless Parent otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not and shall not permit its Subsidiaries to:
(i) issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or
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subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (A) the issuance of shares of Company Common Stock required to be issued pursuant to the exercise of Options or the vesting and settlement of Company RSUs, in each case, outstanding on the date hereof or granted after the date hereof not in violation of this Agreement and in accordance with their terms and the terms of the Company Stock Plans as in effect on the date hereof (or amended after the date hereof not in violation of this Agreement), and (B) transactions among the Company and its wholly owned Subsidiaries not involving any Company Securities;
(ii) redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (A) acquisitions by the Company of shares of Company Common Stock in connection with withholding to satisfy Tax obligations with respect to Options or Company RSUs, (B) acquisitions by the Company of Options or Company RSUs in connection with the forfeiture of such equity awards or (C) acquisitions by the Company of shares of Company Common Stock in connection with the net exercise of Options;
(iii) (A) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company that do not result in the payment of a material amount of Tax or directly result in the loss of a material Tax asset (excluding an adjustment to the tax basis in the equity of such Subsidiary or similar Tax asset), (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (C) enter into any agreement with respect to the voting of its equity interests;
(iv) (A) incur any Indebtedness except for (1) Indebtedness not to exceed $10,000,000 in the aggregate outstanding at any time, (2) Indebtedness other than for borrowed money incurred in the Ordinary Course of Business, (3) Indebtedness under the Company’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of this Agreement, (4) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness; provided that (x) the aggregate principal amount of such Indebtedness does not exceed the aggregate principal amount of such existing Indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (y) such Indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to the Company and its Subsidiaries than, such existing Indebtedness and (z) the execution, delivery and performance of this Agreement and the Transactions would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such Indebtedness (except to the extent provided in such existing Indebtedness) or (5) Indebtedness among the Company and any of its wholly owned Subsidiaries or among any of such Subsidiaries or (B) enter into or make any loans, capital contributions or advances to or investments in any Person (other than the Company or any wholly owned Subsidiary of the Company) except in the Ordinary Course of Business;
(v) sell, assign, pledge, lease (as lessor), license, mortgage, or otherwise subject to any Lien (other than a Permitted Lien) or otherwise dispose (including by permitting to lapse or failing to maintain or pursue) of any of its properties or assets (including Intellectual Property) that are material to the Company and its Subsidiaries taken as a whole, except (A) sales of products or services and licenses of Intellectual Property in the Ordinary Course of Business, (B) dispositions of inventory, equipment or other assets that are not material to the business of the Company or any of its Subsidiaries or are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries or (C) transfers, sales, licenses or other transactions among the Company and its wholly owned Subsidiaries that do not result in the payment of a material amount of Tax or directly result in the loss of a material Tax asset (excluding an adjustment to the tax basis in the equity of such Subsidiary or similar Tax asset);
(vi) make or authorize capital expenditures except in the Ordinary Course of Business;
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(vii) (A) make any acquisition (including by merger, consolidation or other business combination) of the capital stock or assets or division of any other Person for consideration in excess of $10,000,000 in any individual transaction (or group of related transactions) or $30,000,000 in all such acquisitions or (B) enter into or acquire any interest in any joint venture or similar agreement;
(viii) (A) increase the compensation or benefits of, or grant any awards under any bonus incentive, performance or other compensation arrangements to, any current or former director, officer, employee or individual service provider of the Company or its Subsidiaries, (B) terminate or hire any director, officer, employee or individual service provider of the Company or its Subsidiaries, other than terminations for “cause” (as reasonably determined by the Company in accordance with past practices), (C) establish, adopt, terminate or amend any material Company Plan, (D) establish, adopt, terminate or amend any collective bargaining agreement or other Contract with a labor union, (E) take any action to accelerate the vesting or payment of compensation or benefits under any Company Plan or (F) grant any severance, retention, change in control or termination compensation or benefits or any increase thereof, other than (x) in the case of each of clauses (A) and (B), actions taken in the Ordinary Course of Business with respect to individuals whose annualized base compensation is less than $150,000, or (y) in each case, as required pursuant to the terms of any Company Plan as in effect on the date of this Agreement or to be implemented as described in Section 5.1(a)(viii) of the Company Disclosure Schedule;
(ix) make or change any material Tax election, file any material amended Tax Return, settle or compromise any audit or proceeding relating to Taxes that involves a material amount of Taxes, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax;
(x) make any material change to its methods, principles or practices of accounting, except (A) as required by (1) any change in GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, (2) a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or (3) applicable Law or (B) in connection with the preparation of any Parent Circular or the Parent Prospectus or any amendments or supplements thereto,
(xi) amend the Company Charter Documents or organizational documents of any Subsidiary of the Company;
(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction;
(xiii) except for entries, modifications, amendments, waivers, terminations or non-renewals in the Ordinary Course of Business, enter into, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Company Material Contract or any Contract that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement;
(xiv) enter into, modify or amend any Company Related Party Transaction;
(xv) except as permitted by Section 5.10 with respect to Transaction Litigation, waive, release, assign, settle or compromise any claim or Action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of its Subsidiaries other than the payment of monetary damages (A) equal to or lesser than the amounts reserved with respect thereto on the Company’s consolidated balance sheet as of March 31, 2020 as included in the Filed Company SEC Documents or (B) not in excess of $25,000,000 in the aggregate; or
(xvi) agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.
(b) Except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law (including COVID-19 Measures) or (iii) as set forth in Section 5.1(b) of the Parent Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless the Company otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall use reasonable best efforts to conduct its business in all material respects in the Ordinary Course of Business and, to the extent not inconsistent with the foregoing, use reasonable best efforts to preserve substantially intact its present lines of business and preserve existing relationships with key customers,
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key suppliers, key employees and other Persons with whom Parent or its Subsidiaries have significant business relationships; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, without limiting the generality of the foregoing and subject to applicable Law, during the period from the date of this Agreement until the First Effective Time, except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law or (iii) as set forth in Section 5.1(b) of the Parent Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless the Company otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall not and shall not permit its Subsidiaries to:
(i) issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (A) the issuance of Parent Ordinary Shares required to be issued pursuant to the exercise of Parent Options or the vesting and settlement of other equity-based awards of Parent, in each case outstanding on the date hereof or granted after the date hereof not in violation of this Agreement, (B) the issuance of Parent Options and other equity-based awards of Parent in the Ordinary Course of Business, (C) transactions among Parent and its wholly owned Subsidiaries not involving any Parent Securities and (D) the issuance of Parent Ordinary Shares upon conversion of any Parent 2024 Convertible Bonds or Parent 2026 Convertible Bonds in accordance with the terms thereof as in effect as of the date hereof;
(ii) redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (A) acquisitions by Parent of Parent Ordinary Shares in connection with withholding to satisfy Tax obligations with respect to Parent Options, (B) acquisitions by Parent of equity awards (including Parent Options) in connection with the forfeiture of such equity awards or (C) acquisitions by Parent of Parent Ordinary Shares in connection with the net exercise of Parent Options;
(iii) (A) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any Subsidiary of Parent to Parent or any wholly owned Subsidiary of Parent that do not result in the payment of a material amount of Tax or directly result in the loss of a material Tax asset (excluding an adjustment to the tax basis in the equity of such Subsidiary or similar Tax asset), (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (C) enter into any agreement with respect to the voting of its equity interests;
(iv) incur any Indebtedness except for (A) Indebtedness other than for borrowed money incurred in the Ordinary Course of Business, (B) Indebtedness under Parent’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of this Agreement (including the amount of any uncommitted “accordion” feature), (C) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, provided that (1) the aggregate principal amount of such Indebtedness does not exceed the aggregate principal amount of such existing Indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (2) such Indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Parent and its Subsidiaries than, such existing Indebtedness and (3) the execution, delivery and performance of this Agreement and the Transactions would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such Indebtedness (except to the extent provided in such existing Indebtedness), (D) Indebtedness incurred to fund any amounts payable in connection with, or as a result of, the Transactions, (E) Indebtedness among Parent and any of its wholly owned Subsidiaries or among any of such Subsidiaries or (F) other Indebtedness not to exceed $300,000,000 in the aggregate outstanding at any time;
(v) make any acquisition (including by merger, consolidation or other business combination) of the capital stock or assets or division of any other Person, except as set forth on Section 5.1(b)(v) of the Parent Disclosure Schedule;
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(vi) make any material change to its methods, principles or practices of accounting, except as required by any change in IFRS (or any interpretation thereof), as required in connection with the registration under the Securities Act of the Parent Ordinary Shares to be issued pursuant to this Agreement, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;
(vii) amend the Parent Charter Documents or, except as would not reasonably be expected to have a Parent Impairment Effect, organizational documents of any Subsidiary of Parent;
(viii) adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction, other than transactions involving Parent’s Subsidiaries other than Merger Sub or Merger Sub II if such transactions would not reasonably be expected to have a Parent Impairment Effect; or
(ix) agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.
(c) Nothing contained in this Agreement is intended to give Parent, Merger Sub or Merger Sub II, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the First Effective Time and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the First Effective Time. Prior to the First Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.2 Preparation of the Proxy Statement/Prospectus, Parent Prospectus and Parent Circulars; Shareholders Meetings.
(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form F-4, in which the Proxy Statement/Prospectus will be included as Parent’s prospectus. Each of Parent and the Company shall (i) make available to each other all information (including financial statements), (ii) cause its auditors and other relevant professional advisors to cooperate in providing financial and other information (including consents) and (iii) provide such other assistance, in the case of each of clauses (i), (ii) and (iii), as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus and the Form F-4. From the date of this Agreement until the First Effective Time, the Company shall use its reasonable best efforts to cause the Company’s auditors, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any quarterly period beginning after December 31, 2019. Each of Parent and the Company shall use its reasonable best efforts to respond to any comments of the SEC with respect to the Form F-4 and to have the Form F-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form F-4 effective as long as necessary to consummate the Mergers and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form F-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Form F-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without providing the other party a reasonable opportunity to review and comment thereon and considering in good faith all comments reasonably proposed by such other party and without the consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that the foregoing shall not apply to any filings with the SEC (x) deemed to supplement the Form F-4 or any document which forms a part thereof through its incorporation by reference therein or (y) with respect to a Parent Takeover Proposal, a Company Takeover Proposal, a Company Superior Proposal, a Parent Superior Proposal, a Company Adverse Recommendation Change, a Parent Adverse Recommendation Change or any matters relating thereto. Parent or the Company, as applicable, will advise the other party promptly after it receives oral or written notice of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent ADSs or Parent Ordinary Shares issuable in connection with the Transactions for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any
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written communication from the SEC or any state securities commission. If, at any time prior to the First Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form F-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.
(b) The Company shall, as promptly as reasonably practicable after the Form F-4 has been declared effective, duly give notice of, convene and hold a meeting of its stockholders to consider and vote upon adoption of this Agreement and such other matters as may be then legally required (including any postponement, recess or adjournment thereof, the “Company Stockholders Meeting”); provided, however, that the Company may postpone, recess or adjourn the Company Stockholders Meeting (i) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Company Stockholder Approval, to allow additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval, as applicable, (iv) as may be required by applicable Law or (v) if the Company Board (or a duly authorized committee thereof), after consultation with outside counsel, reasonably believes in good faith that failure to postpone, recess or adjourn the Company Stockholders Meeting would be inconsistent with the Company directors’ fiduciary duties under applicable Law; provided that, except as required by applicable Law, the Company Stockholders Meeting shall not be postponed, recessed or adjourned to a date that is more than 43 days after the date on which the Company Stockholders Meeting was originally scheduled or less than five Business Days prior to the End Date, in each case without the prior written consent of Parent.
(c) The Company shall use its reasonable best efforts to obtain from its stockholders the Company Stockholder Approval, including by actively soliciting proxies. Unless the Company Board (or any duly authorized committee thereof) has made a Company Adverse Recommendation Change in accordance with Section 5.3, (A) the Company Board shall recommend to its stockholders that the Company Stockholder Approval be given and (B) the Company shall include the Company Board Recommendation in the Proxy Statement/Prospectus.
(d) Parent shall prior to the First Effective Time (x) prepare and file with the SEC a registration statement on Form 8-A relating to the registration under the Exchange Act of the Parent ADSs to be issued in the Transactions and the underlying Parent Ordinary Shares (the “Form 8-A”) and (y) cause the Depositary Bank to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Parent ADSs (the “Form F-6”). Parent shall use its reasonable best efforts to have the Form 8-A declared effective under the Exchange Act and the Form F-6 declared effective under the Securities Act, in each case, as promptly as practicable after such filing and to keep the Form 8-A and the Form F-6 effective as long as necessary to consummate the Transactions. As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and file, or cause to be filed, (i) with the FCA for its approval a draft copy of the Parent Circular, (ii) with, in each case if then applicable, (A) the AFM for its approval (and, following its approval, notification of its approval in accordance with the Prospectus Regulation to the FCA, to the extent then permitted by applicable Law) and (B) the FCA for its approval, a draft of a listing prospectus (the “Parent Prospectus”) under (x) in the case of the AFM, the European Union Prospectus Regulation and any rules and regulations relating thereto (the “Prospectus Regulation”) and applicable Dutch securities Laws with respect to the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement and (y) in the case of the FCA, the Prospectus Regulation Rules and any applicable UK securities Laws with respect to the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement, (iii) if then applicable, an application to the AFM to notify its approval of the Parent Prospectus to the FCA in accordance with the Prospectus Regulation and applicable Law, (iv) an application with either the NYSE or the NASDAQ for the listing of Parent ADSs on such exchange and (v) in each case to the extent applicable, (A) an application with Euronext Amsterdam for the listing and admission to trading of the Parent Ordinary Shares underlying the
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Parent ADSs to be issued pursuant to this Agreement, (B) an application with the FCA for admission of the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement to listing on the Official List with a premium listing and (C) an application with the LSE for admission of the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement to trading on the Premium Segment of the LSE’s Main Market for listed securities. The Company shall use its reasonable best efforts to (x) make available to Parent all information (including financial statements and reports or consents of third parties), (y) cause its auditors and other relevant professional advisors to cooperate in providing financial and other information (including consents) and (z) provide such other assistance, in the case of each of clauses (x), (y) and (z), as may be reasonably requested in connection with the preparation, filing and distribution of the Parent Circulars and the Parent Prospectus and any amendments or supplements thereto. Parent shall use its reasonable best efforts to obtain formal approval of the Parent Circular from the FCA and approval of the Parent Prospectus from the AFM and the FCA (in each case, to the extent then applicable) and, to the extent notification of approval is then permitted, notification of approval of the Parent Prospectus to the FCA as promptly as reasonably practicable, including using its reasonable best efforts to respond to any comments of the FCA or the AFM with respect to the Parent Circular or the Parent Prospectus, as applicable, and to maintain the current status of the Parent Prospectus as long as necessary to consummate the Mergers and the other Transactions. No filing or publication of, or substantive correspondence with the FCA, the AFM or their respective staffs with respect to, the Parent Circulars or the Parent Prospectus will be made by Parent without providing the Company a reasonable opportunity to review and comment thereon and considering in good faith all comments reasonably proposed by the Company. Parent shall, in any event, ensure that all information contained in the Parent Circulars (including any Supplementary Parent Circulars) or the Parent Prospectus which relates solely to the Company or its Affiliates or their respective officers and directors is consistent with the information provided to Parent by the Company or its Representatives. Parent will advise the Company promptly after it receives oral or written notice of the time when the Parent Circular or the Parent Prospectus has been approved or any supplement or amendment has been filed or published, or any oral or written request by the FCA or the AFM for amendment of the Parent Circulars or the Parent Prospectus or comments thereon and written responses thereto or requests by the FCA or the AFM for additional information, and will promptly provide the other with copies of any communication from the FCA or the AFM. If, at any time prior to obtaining the Parent Shareholder Approval (in the case of the Parent Circulars) or the First Effective Time (in the case of the Parent Prospectus), any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which would reasonably be expected to require disclosure in an amendment or supplement to any of the Parent Circulars or the Parent Prospectus so that the relevant Parent Circular and/or the Parent Prospectus (as applicable) shall contain every significant new factor and shall not contain any material mistake or material inaccuracy relating to the information therein which may affect the assessment of the Parent Ordinary Shares or so that the Parent Circular may be updated for any material change or material new matter which Parent would have been required to disclose, in the Parent Circular, the party which discovers such information shall promptly notify the other parties hereto and Parent shall procure that an appropriate amendment or supplement describing such information is promptly filed or published in accordance with the requirements of applicable Law and, to the extent required by Law, disseminated to the shareholders of Parent.
(e) Parent shall, as promptly as reasonably practicable after the Parent Circular has been approved by the FCA, duly give notice of, convene and hold an extraordinary general meeting of its shareholders to consider and vote upon the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization (such meeting, including any reconvention thereof, the “Parent Shareholders Meeting”), including publishing the Parent Circular and making available at Parent’s registered office in Amsterdam, the Netherlands, the Parent Circular, in each case in accordance with applicable Law; provided, however, that Parent may cancel and reconvene the Parent Shareholders Meeting (i) with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), (ii) to ensure that any required supplement or amendment to the Parent Circulars is provided to the shareholders of Parent within a reasonable amount of time in advance of the Parent Shareholders Meeting, (iii) if there are not sufficient affirmative votes present or represented at such meeting or to obtain the Parent Shareholder Approval, to allow additional time for solicitation of additional votes for purposes of obtaining the Parent Shareholder Approval, (iv) as may be required by applicable Law or (v) if the Parent Boards (or a duly authorized committee thereof), after consultation with outside counsel, reasonably believes in good faith that failure to cancel and reconvene the Parent Shareholders Meeting would be inconsistent with the Parent directors’ fiduciary duties under applicable Law; provided that, except as required by applicable
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Law, the Parent Shareholders Meeting shall not be cancelled and reconvened to a date that is more than 43 days after the date on which the Parent Shareholders Meeting was originally scheduled or less than five Business Days prior to the End Date, in each case without the prior written consent of the Company.
(f) Parent shall use its reasonable best efforts to obtain from the holders of Parent Ordinary Shares the Parent Shareholder Approval and the Pre-Emptive Rights Authorization, including by actively engaging with and seeking the support of the holders of Parent Ordinary Shares. Unless the Parent Boards (or any duly authorized committee thereof) have made a Parent Adverse Recommendation Change in accordance with Section 5.4, (A) the Parent Boards shall recommend to the holders of Parent Ordinary Shares that the Parent Shareholder Approval and the Pre-Emptive Rights Authorization be given (the “Parent Board Recommendation”) and (B) Parent shall include the Parent Board Recommendation in the Parent Circulars.
Section 5.3 No Solicitation by the Company; Company Change in Recommendation.
(a) Except as provided in Section 5.3(b) or Section 5.3(d), from the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, (i) the Company shall cease, and shall cause its Subsidiaries and its and their respective officers and directors and shall use its reasonable best efforts to cause the other Company Representatives to cease, all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Takeover Proposal (other than the transactions contemplated hereby); (ii) the Company shall not, and shall not authorize or permit any of its Subsidiaries or any Company Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information regarding the Company or any of its Subsidiaries), or knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Company Takeover Proposal, (B) engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any Parent Representatives) relating to any Company Takeover Proposal or grant any waiver or release under any standstill or other agreement (except that if the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel) that the failure to grant any waiver or release would be inconsistent with the Company directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Company Takeover Proposal) or (C) resolve to do any of the foregoing; (iii) the Company shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of the Company’s confidential information; and (iv) within five (5) Business Days after the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Company Takeover Proposal with the Company or any of its Subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.3 or in Section 5.6 or any other provision of this Agreement shall prohibit the Company or the Company Board (or any duly authorized committee thereof) from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party in compliance with Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided that any disclosure made in accordance with this sentence that constitutes a Company Adverse Recommendation Change shall result in all of the consequences of a Company Adverse Recommendation Change set forth in this Agreement. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.3(a) by any Subsidiaries of the Company or any Company Representatives shall constitute a violation of this Section 5.3(a) by the Company.
(b) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, if the Company receives a written Company Takeover Proposal from a third party and the receipt of such Company Takeover Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced or knowingly facilitated in material violation of Section 5.3(a), then the Company may (i) contact the Person who has made such Company Takeover Proposal and its Representatives in order to clarify the terms of such Company Takeover Proposal so that the Company Board (or any duly authorized committee thereof) may inform itself about such Company Takeover Proposal, (ii) furnish information concerning its business, properties or assets to the Person who has made such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided that all such information has previously been furnished to Parent or is furnished to Parent prior to or substantially concurrently with the time it is furnished to such Person) and (iii) negotiate and participate in discussions and negotiations with the Person who has made such Company
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Takeover Proposal and its Representatives concerning such Company Takeover Proposal, if, in the case of each of clauses (ii) and (iii), the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal. The Company (A) shall promptly (and in any case within one (1) Business Day) provide Parent notice (1) of the receipt of any Company Takeover Proposal, which notice shall include a copy of such Company Takeover Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, the Company or any Company Representatives concerning a Company Takeover Proposal or that would reasonably be expected to lead to a Company Takeover Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials, (B) shall promptly (and in any case within one (1) Business Day) make available to Parent copies of all substantive written materials provided by the Company to such party but not previously made available to Parent and (C) shall keep Parent informed on a reasonably prompt basis (and, in any case, within one (1) Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Takeover Proposal or other inquiry, offer, proposal or request.
(c) Except as permitted by Section 5.3(d) or Section 5.3(e), neither the Company Board nor any committee thereof shall (i) (A) withhold or withdraw (or qualify or modify in any manner adverse to Parent, Merger Sub or Merger Sub II), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to Parent, Merger Sub or Merger Sub II) the Company Board Recommendation, (B) adopt, approve, recommend or otherwise declare advisable or propose publicly to adopt, approve, recommend or otherwise declare advisable any Company Takeover Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (D) if any Company Takeover Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer to the Company’s stockholders within ten (10) Business Days of the commencement thereof (or any material modification thereto) pursuant to Rule 14d-2 promulgated under the Exchange Act or (E) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receiving a written request to do so from Parent if any Company Takeover Proposal or any material modification thereto shall have been publicly made, sent or given to the Company’s stockholders (or, if sooner, prior to the then-scheduled Company Stockholders Meeting) (provided that Parent may only make such request once with respect to any particular Company Takeover Proposal or any modification thereto) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)).
(d) If, at any time prior to obtaining the Company Stockholder Approval, the Company Board (or any duly authorized committee thereof) receives a Company Takeover Proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a Company Superior Proposal, the Company Board (or any duly authorized committee thereof) may (i) effect a Company Adverse Recommendation Change or (ii) authorize the Company to terminate this Agreement pursuant to Section 7.1(d)(iii) in order to enter into a definitive written agreement providing for a Company Superior Proposal (any such agreement, a “Company Alternative Acquisition Agreement”), in the case of each of clauses (i) and (ii) if (A) the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (B) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change or terminate this Agreement (which notice shall not constitute a Company Adverse Recommendation Change), including if applicable a copy of the proposed Company Alternative Acquisition Agreement between the Company and the Person making such Company Superior Proposal; (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.3(d), the Company shall have made Company Representatives available to discuss and negotiate in good faith (in each case, to the extent Parent desires to negotiate) with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the Company Takeover Proposal that is the subject of the notice described in clause (B) above no longer constitutes a Company Superior Proposal or the failure to take such action would no longer be inconsistent with the Company’s directors’
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fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (D) no earlier than the end of such negotiation period, the Company Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Takeover Proposal that is the subject of the notice described in clause (B) above would still constitute a Company Superior Proposal and (y) the failure to take such action would still be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.
(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.3(d) and shall not be subject to this Section 5.3(e)), prior to obtaining the Company Stockholder Approval the Company Board (or any duly authorized committee thereof) may effect a Company Adverse Recommendation Change, but only in response to a Company Intervening Event and only if (i) the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change due to the occurrence of a Company Intervening Event (which notice shall specify and describe the Company Intervening Event in reasonable detail and which notice shall not constitute a Company Adverse Recommendation Change); (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(e), the Company shall have made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Company Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Company Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.
(f) As used in this Agreement, “Company Takeover Proposal” shall mean a proposal or offer from any Person (other than Parent) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of the Company (including the equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or EBITDA of the Company and its Subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which twenty percent (20%) or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (iii) issuance or sale or other disposition of Company Securities representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Company Securities representing twenty percent (20%) or more of the voting power of the Company or (v) combination of the foregoing.
(g) As used in this Agreement, “Company Superior Proposal” shall mean any bona fide written Company Takeover Proposal (provided that for purposes of this definition references to twenty percent (20%) in the definition of “Company Takeover Proposal” shall be deemed to be references to fifty percent (50%)) which the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to the Company’s stockholders from a financial point of view than the Transactions and (ii) reasonably likely to be completed on the terms proposed, in the case of each of clauses (i) and (ii), taking
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into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by Parent in response to such Company Takeover Proposal.
Section 5.4 No Solicitation by Parent; Parent Change in Recommendation.
(a) Except as provided in Section 5.4(b) or Section 5.4(d), from the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, (i) Parent shall cease, and shall cause its Subsidiaries and its and their respective officers and directors and shall use its reasonable best efforts to cause the other Parent Representatives to cease, all existing discussions, negotiations and communications with any Persons or entities with respect to any Parent Takeover Proposal (other than the transactions contemplated hereby); and (ii) Parent shall not, and shall not authorize or permit any of its Subsidiaries or any Parent Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information regarding Parent or any of its Subsidiaries), or knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Takeover Proposal, (B) engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than the Company or any Company Representatives) relating to any Parent Takeover Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Boards (or any duly authorized committee thereof) determine in good faith (after consultation with its outside counsel) that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Takeover Proposal) or (C) resolve to do any of the foregoing. Notwithstanding the foregoing, nothing contained in this Section 5.4 or in Section 5.6 or any other provision of this Agreement shall prohibit Parent or the Parent Boards (or any duly authorized committee thereof) from taking and disclosing to Parent’s shareholders its position with respect to any takeover offer for Parent or any price sensitive information, in each case that Parent reasonably determines (after consultation with its outside counsel) requires disclosure pursuant to the Listing Rules, the Disclosure Guidance and Transparency Rules, the European Union Market Abuse Regulation, the FMSA or the other rules and regulations of the FCA or the AFM; provided that any disclosure made in accordance with this sentence that constitutes a Parent Adverse Recommendation Change shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.4(a) by any Subsidiaries of Parent or any Parent Representatives shall constitute a violation of this Section 5.4(a) by Parent.
(b) Notwithstanding the foregoing, at any time prior to obtaining the Parent Shareholder Approval, if Parent receives a written Parent Takeover Proposal from a third party and the receipt of such Parent Takeover Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced or knowingly facilitated in material violation of Section 5.4(a), then Parent may (i) contact the Person who has made such Parent Takeover Proposal and its Representatives in order to clarify the terms of such Parent Takeover Proposal so that the Parent Boards (or any duly authorized committee thereof) may inform itself about such Parent Takeover Proposal, (ii) furnish information concerning its business, properties or assets to the Person who has made such Parent Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided that all such information has previously been furnished to the Company or is furnished to the Company prior to or substantially concurrently with the time it is furnished to such Person) and (iii) negotiate and participate in discussions and negotiations with the Person who has made such Parent Takeover Proposal and its Representatives concerning such Parent Takeover Proposal, if, in the case of each of clauses (ii) and (iii), the Parent Boards (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that such Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within one (1) Business Day) provide the Company notice (1) of the receipt of any Parent Takeover Proposal, which notice shall include a copy of such Parent Takeover Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Takeover Proposal or that would reasonably be expected to lead to a Parent Takeover Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials, (B) shall promptly (and in any case within one (1) Business
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Day) make available to the Company copies of all substantive written materials provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within one (1) Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Takeover Proposal or other inquiry, offer, proposal or request.
(c) Except as permitted by Section 5.4(d) or Section 5.4(e), neither of the Parent Boards nor any committee thereof shall (i) (A) withhold or withdraw (or qualify or modify in any manner adverse to the Company), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to the Company) the Parent Board Recommendation, (B) adopt, approve, recommend or otherwise declare advisable or propose publicly to adopt, approve, recommend or otherwise declare advisable any Parent Takeover Proposal, (C) fail to include the Parent Board Recommendation in the Parent Circulars, (D) if any Parent Takeover Proposal structured as a public offer (openbaar bod) is commenced, or if the intention to make such an offer is announced, fail to recommend against acceptance of such offer by Parent’s shareholders within ten (10) Business Days of the commencement or announcement, as applicable, thereof (or any material modification thereto) or (E) fail to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days after receiving a written request to do so from the Company if any Parent Takeover Proposal or any material modification thereto shall have been publicly made, sent or given to Parent’s shareholders (or, if sooner, prior to the then-scheduled Parent Shareholders Meeting) (provided that the Company may only make such request once with respect to any particular Parent Takeover Proposal or any modification thereto) (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) cause or permit Parent to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other Contract with respect to any Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)).
(d) If, at any time prior to obtaining the Parent Shareholder Approval, the Parent Boards (or any duly authorized committee thereof) receive a Parent Takeover Proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a Parent Superior Proposal, the Parent Boards (or any duly authorized committee thereof) may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 7.1(c)(iii) in order to enter into a definitive written agreement providing for a Parent Superior Proposal (any such agreement, a “Parent Alternative Acquisition Agreement”), in the case of each of clauses (i) and (ii) if (A) the Parent Boards (or any duly authorized committee thereof) determine in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement (which notice shall not constitute a Parent Adverse Recommendation Change), including if applicable, a copy of the proposed Parent Alternative Acquisition Agreement between the Parent and the Person making such Parent Superior Proposal; (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.4(d), Parent shall have made Parent Representatives available to discuss and negotiate in good faith (in each case, to the extent the Company desires to negotiate) with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the Parent Takeover Proposal that is the subject of the notice described in clause (B) above no longer constitutes a Parent Superior Proposal or the failure to take such action would no longer be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of such negotiation period, the Parent Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Parent Takeover Proposal that is the subject of the notice described in clause (B) above would still constitute a Parent Superior Proposal and (y) the failure to take such action would still be inconsistent with the Parent directors’ fiduciary duties under applicable Law.
(e) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), prior to obtaining the Parent Shareholder Approval the Parent Boards (or any duly authorized committee thereof) may effect a Parent Adverse Recommendation Change, but only in response to a Parent Intervening Event and only if (i) the Parent Boards (or any duly authorized committee thereof) determine in good faith (after consultation with its outside counsel and financial
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advisor) that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify and describe the Parent Intervening Event in reasonable detail and which notice shall not constitute a Parent Adverse Recommendation Change); (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.4(e), Parent shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Parent Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Parent directors’ fiduciary duties under applicable Law.
(f) As used in this Agreement, “Parent Takeover Proposal” shall mean a proposal or offer from any Person (other than the Company) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of Parent, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Parent (including the equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets, revenues or EBITDA of Parent and its Subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which twenty percent (20%) or more of Parent’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (iii) issuance or sale or other disposition of Parent Securities representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Parent Securities representing twenty percent (20%) or more of the voting power of Parent or (v) combination of the foregoing; provided that any proposal or offer providing for any transaction or series of transactions related solely to the businesses and Persons identified on Section 5.4(f) of the Parent Disclosure Schedule (or any assets utilized therein or the capital stock, voting securities or other interests in any Person that conducts such businesses or holds such assets).
(g) As used in this Agreement, “Parent Superior Proposal” shall mean any bona fide written Parent Takeover Proposal (provided that for purposes of this definition references to twenty percent (20%) in the definition of “Parent Takeover Proposal” shall be deemed to be references to fifty percent (50%)) which the Parent Boards determine in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to Parent’s stockholders from a financial point of view than the Transactions and (ii) reasonably likely to be completed on the terms proposed, in the case of each of clauses (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by the Company in response to such Parent Takeover Proposal.
Section 5.5 Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of
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information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary, proper or advisable to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws or CFIUS Approval, which are dealt with in Section 5.5(b), Section 5.5(c) and Section 5.5(d) below; provided, however, that no party hereto shall be obligated to pay any material amount as consideration therefor to, or make any material financial or other accommodation in favor of, any third party (other than a Governmental Authority) from whom any such approval, consent, registration, waiver, permit, authorization, order or other confirmation is sought, other than customary processing fees (and the Company shall not make or agree to pay any such amount or make any such accommodation in favor of any such third party without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned)); and provided further, that obtaining any such approval, consent, registration, waiver, permit, authorization, order or other confirmation from any Governmental Authority or third party, and the making of any such payment or financial or other accommodation, shall not be a condition to Closing unless and to the extent expressly provided in Section 6.1(b). For purposes hereof, “Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(b) Each of the parties shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement, and in any event within ten (10) Business Days following the date hereof, provided that in the event the Federal Trade Commission (the “FTC”) or Antitrust Division of the Department of Justice (the “DOJ”) is closed or not accepting such filings under the HSR Act (a “Governmental Closure”), such day shall be extended day-for-day, for each Business Day the Governmental Closure is in effect. Parent shall submit a briefing note to the CMA with respect to the Transactions (the “CMA Briefing Note”) as promptly as reasonably practicable after the date of this Agreement, and in any event within ten (10) Business Days following the date hereof. If requested by the CMA or otherwise agreed between Parent and the Company acting in good faith, Parent shall submit a merger notice to the CMA as promptly as reasonably practicable (and in any event shall submit a draft merger notice to the CMA within ten (10) Business Days of the CMA’s request or of Parent and the Company agreeing to submit a merger notice, as applicable). Each of the parties hereto shall submit as promptly as reasonably practicable after the date of this Agreement, and in any event within ten (10) Business Days following the date hereof or as otherwise agreed in writing by Parent and the Company, a joint voluntary notice in draft form to CFIUS with respect to the Transactions and submit a final notice to CFIUS with respect to the Transactions as promptly as reasonably practicable after receiving comments to the draft joint voluntary notice from CFIUS. Each party hereto shall (x) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law or by CFIUS and (y) subject to Section 5.5(c), promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Laws that may be required by any non-U.S. or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as reasonably practicable, and in any event prior to the End Date. Without limiting the foregoing but subject to Section 5.5(c), Parent shall promptly take all actions necessary to secure as soon as practicable the expiration or termination of any applicable waiting period under the HSR Act, obtain CMA Clearance and CFIUS Approval and all approvals and the expiration or termination of any applicable waiting period under any other Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions (the “Regulatory Approvals”), including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent and its
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Subsidiaries, (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the First Effective Time, (D) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries, (E) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (F) terminating any joint venture or other arrangement of the Company or Parent or their respective Subsidiaries, (G) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries, (H) agreeing to change or modify any course of conduct, or otherwise limit freedom of action, regarding the operations or governance of the Company or Parent or their respective Subsidiaries, (I) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with, the FTC, the DOJ, CFIUS or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action)), and (J) taking any actions or making any behavioral commitments that may limit or modify the Company’s, Parent’s or their respective Subsidiaries’ rights of ownership in, or ability to conduct the business of, or with respect to one or more of their respective operations, divisions, businesses, product lines, specific products, categories of products, customers, specific assets or categories of assets (any such action or limitation described in clauses (A) through (J), a “Restriction”) and (ii) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the End Date. No actions taken pursuant to this Section 5.5 shall be considered for purposes of determining whether a Company Material Adverse Effect or Parent Material Adverse Effect has occurred or would reasonably be expected to occur. Subject to Section 5.5(c), Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. The Company, Parent and Merger Subs and any of their respective Affiliates shall not take any action, including the acquisition of or agreement to acquire any business entity or assets (whether by merger, consolidation or other business combination, purchase of assets, purchase of shares, tender offer or exchange offer or similar transaction), with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC as necessary, or to hinder or delay the expiration or termination of any waiting period or the obtaining of approvals under any other Antitrust Law. Nothing in this Section 5.5 shall require any party hereto (or permit the Company or any of its Subsidiaries without the prior written consent of Parent) to take, accept or agree to any Restriction unless the effectiveness of such Restriction is conditioned upon the Closing.
(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.5 shall (x) require any party hereto take, accept or agree to, (y) permit the Company or any of its Subsidiaries without the prior written consent of Parent to take, accept or agree to or (z) require Parent to consent to the Company or any of its Subsidiaries taking, accepting or agreeing to, any Restrictions if such Restrictions, individually or in the aggregate with all other actions undertaken with respect to the matters contemplated by this Section 5.5, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Parent and its Subsidiaries (including, for purposes of this Section 5.5(c), the Company and its Subsidiaries), taken as a whole, following the Closing (the foregoing, a “Regulatory Material Adverse Effect”).
(d) Parent shall (after consulting with and considering in good faith the views of the Company) have the right to direct and control all matters in connection with obtaining any Regulatory Approvals with respect to the Transactions in a manner consistent with its obligations under this Section 5.5, including in any Action initiated by any Person (including any Governmental Authority) seeking a Restraint. Subject to the foregoing, each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other, including furnishing to the other parties such necessary information and assistance as the other may reasonably request, in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) promptly notify the other parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received from a Governmental
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Authority or any private Person whose consent is or may be required in connection with the Transactions (or who alleges as much) in connection with the Transactions and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed notifications, filing (except for HSR filings), submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority or any such other private Person, (iii) keep the other parties hereto reasonably informed with respect to the status of any such submissions and filings to any Governmental Authorities in connection with the Regulatory Approvals or the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any Action under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by a Governmental Authority or any other third party with respect to the Transactions, and (iv) not independently participate in any substantive meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before a Governmental Authority (including any member of any Governmental Authority’s staff) in respect of the Transactions (including any Regulatory Approvals, any related filing, investigation or inquiry in connection with the Transactions) without giving the other parties hereto or their counsel reasonable prior notice of such meeting or discussions and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. However, each of Parent and the Company may (A) redact materials shared under this Section 5.5 as necessary (1) to comply with contractual arrangements, (2) remove references concerning valuation, (3) to address good faith legal privilege or confidentiality concerns and (4) to comply with applicable Law and (B) designate any non-public information provided to any Governmental Authority as restricted to “Outside Counsel” only, in which case any such information shall not be shared with employees, officers or directors or their equivalents of the other parties hereto without approval of the party hereto providing the non-public information. The parties hereto agree not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of, or otherwise not to consummate as soon as practicable, the Transactions, except with the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned).
Section 5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement without the other party’s written consent, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is practicable); provided, however, that the restrictions set forth in this Section 5.6 shall not apply to any release or public statement (a) made or proposed to be made by the Company in accordance with the terms of this Agreement in connection with a Company Takeover Proposal, a Company Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, (b) made or proposed to be made by Parent in accordance with the terms of this Agreement in connection with a Parent Takeover Proposal, a Parent Superior Proposal or a Parent Adverse Recommendation Change or any action taken pursuant thereto or (c) in connection with any dispute between the parties hereto regarding this Agreement or the Transactions; provided further, that, subject to Section 5.5, the restrictions set forth in this Section 5.6 shall not limit the ability of any party hereto to make any public announcements or any public statements if the substance of such announcements or statements is not inconsistent in any material respects with the prior public disclosures by the parties hereto regarding the Transactions made in accordance with this Section 5.6.
Section 5.7 Access to Information; Confidentiality.
(a) Subject to applicable Laws (including any COVID-19 Measures) from the date hereof until the earlier of the First Effective Time or the date on which this Agreement is terminated in accordance with its terms, each of the Company and Parent shall, and shall cause its Subsidiaries to, afford to the other party and its Representatives reasonable access during normal business hours and upon reasonable notice its (or their respective Subsidiaries’) properties, books, Contracts and records, and each of the Company and Parent shall, and shall cause its Subsidiaries to, furnish promptly to the other party such information concerning its business and
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properties as such party may reasonably request; provided that the Company, Parent and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that (i) the Company and Parent (or their respective Subsidiaries) shall not be obligated to provide such access or information if the Company or Parent, as applicable, determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract with a third party or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information (provided that the withholding party shall use its reasonable best efforts to allow for providing such access or information (or as much of it as possible) in a manner that does not violate applicable Law or a Contract or obligation of confidentiality, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information, including by (x) using its reasonable best efforts obtain the required consent of any third party to provide such access or information or (y) entering into a customary joint defense or common interest agreement) and (ii) in each case, such access may be limited to the extent the Company or Parent reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or Parent, as applicable, or its Subsidiaries. Until the First Effective Time, the information exchanged pursuant to this Section 5.7 will be subject to the terms of the Confidentiality Agreement, dated as of April 29, 2020, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”).
(b) The Company and Parent acknowledge and agrees that it (i) each had an opportunity to discuss the business of other party with the management of the other party, (ii) has had access to the books and records, facilities, contracts and other assets of the other party which it and its Affiliates have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the other party and (iv) has conducted its own independent investigation of the other party, is businesses and the transactions contemplated hereby.
Section 5.8 Notification of Certain Matters.
(a) From and after the date of this Agreement until the First Effective Time, each party hereto shall promptly notify the other party hereto of (i) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Mergers not to be satisfied, or (ii) the failure of the Company, Parent, Merger Sub or Merger Sub II, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Mergers not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.8(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.
(b) Without limiting the parties’ obligations under Section 5.5(d), the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Initial Surviving Company, the Final Surviving Company or Parent, as applicable.
(c) The parties hereto hereby agree that (i) a party’s compliance or failure to comply with this Section 5.8 shall not be taken into account for purposes of determining whether the conditions referred to in Section 6.2, as to the Company’s performance, or in Section 6.3, as to Parent’s, Merger Sub’s or Merger Sub II’s performance, have been satisfied and (ii) the delivery of any notice pursuant to this Section 5.8 shall not, in and of itself, affect or be deemed to modify any representation or warranty in this Agreement or the conditions to the obligations of the parties hereto to consummate the Transactions or the remedies available to the parties hereunder.
Section 5.9 Indemnification and Insurance.
(a) From and after the First Effective Time until the sixth anniversary thereof, Parent shall cause the Initial Surviving Company and the Final Surviving Company, as applicable, to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the
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request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, inquiry, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries with respect to any matters existing or occurring at or prior to the First Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), to the fullest extent permitted under applicable Law and the Company Charter Documents as in effect on the date of this Agreement and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, (x) at the First Effective Time, the Initial Surviving Company shall, and Parent shall cause the Initial Surviving Company to, cause the certificate of incorporation and by-laws of the Initial Surviving Company to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law until the sixth anniversary of the First Effective Time and (y) at the Second Effective Time, the Final Surviving Company shall, and Parent shall cause the Final Surviving Company to, cause the certificate of incorporation and bylaws of the Final Surviving Company to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law until the sixth anniversary of the First Effective Time.
(b) From and after the First Effective Time until the sixth anniversary thereof, Parent shall, or shall cause the Initial Surviving Company and the Final Surviving Company, as applicable, to, pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under Section 5.9(a) or the enforcement of an Indemnitee’s rights under this Section 5.9 as and when incurred to the fullest extent permitted under applicable Law and the Company Charter Documents as in effect on the date of this Agreement, provided that the person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent and in the form required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements).
(c) Each of Parent, the Initial Surviving Company and the Final Surviving Company shall cooperate with the Indemnitees in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested by an Indemnitee in connection therewith. Notwithstanding anything to the contrary contained in this Section 5.9 or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Initial Surviving Company and the Final Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnitees covered by the claim, action, suit, proceeding or investigation from all liability arising out of such Claim.
(d) For a period of six (6) years from the First Effective Time, Parent shall cause to be maintained in effect at least the same coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the First Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the First Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained
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pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company may at any time purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Parent, the Initial Surviving Company or the Final Surviving Company would be required to spend during the six–year period provided for in this Section 5.9(d), that provides coverage no materially less favorable than the coverage described in this Section 5.9(d).
(e) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Law, contract or otherwise. The obligations of Parent, the Initial Surviving Company and Final Surviving Company under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).
(f) In the event that Parent, the Initial Surviving Company or Final Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Initial Surviving Company and Final Surviving Company shall assume all of the obligations thereof set forth in this Section 5.9.
Section 5.10 Transaction Litigation. Each party hereto shall keep the other parties hereto reasonably informed of, and cooperate with the other parties hereto in connection with, any litigation or claim brought or threatened against any party hereto or its directors, officers or employees relating to the Transactions (any such litigation or claim, “Transaction Litigation”); provided, however, that the foregoing shall not require any party hereto to take any action if it may result in a waiver of any attorney-client or any other similar privilege; provided further that such party shall use its reasonable best efforts to allow for the taking of such action in a manner that does not result in a waiver of such privilege, including by entering into a customary joint defense or similar agreement. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation brought or threatened against the Company or its directors, officers or employees, shall consider in good faith Parent’s advice with respect to such Transaction Litigation and shall not settle or agree to settle any such Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding the above, Parent’s consent to settle any Transaction Litigation shall not be required to the extent such Transaction Litigation is settled solely for the payment of monies which are reasonably likely to be recoverable from insurance policies available to the Company or its Representatives (other than any deductibles or retention amounts applicable thereto).
Section 5.11 Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.12 Employee Matters.
(a) From and after the First Effective Time until the later of (i) one (1) year following the First Effective Time and (ii) December 31, 2021 (the “Continuation Period”), except as set forth on Section 5.12(a) of the Parent Disclosure Schedule, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries (including the Initial Surviving Company, the Final Surviving Company and their Subsidiaries) as of the First Effective Time (“Company Employees”), (A) an annual base salary or base wages, cash incentive compensation opportunities and equity incentive compensation opportunities, in each case, that are no less favorable than the annual base salary or base wages, recurring cash incentive compensation opportunities and equity incentive compensation opportunities provided to such Company Employee immediately prior to the First Effective Time and (B) employee benefits that are comparable in the aggregate to the employee benefits (excluding for this purpose defined benefit pension, post-employment health and welfare benefits, equity-based compensation and change of control, retention or other one-off awards) provided to such Company Employee by
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the Company and its Subsidiaries immediately prior to the First Effective Time. In addition, (i) Parent shall or shall cause the Initial Surviving Company and Final Surviving Company to provide each Company Employee whose employment terminates during the Continuation Period with severance pay and benefits at levels equal to the greater of those provided under (A) the Company’s severance policies as set forth on Section 5.12(a) of the Company Disclosure Schedule and (B) Parent’s severance policies applicable to similarly situated employees of Parent and (ii) such severance pay and benefits shall be determined taking into account the service crediting provisions set forth in Section 5.12(b).
(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the First Effective Time (including the Company Plans) (the “New Plans”), Parent shall credit each Company Employee with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the First Effective Time, to the same extent as such Company Employee was entitled, immediately prior to the First Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the First Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts to cause (i) each Company Employee to become immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately prior to the First Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the First Effective Time. Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all applicable deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c) From and after the First Effective Time, Parent shall cause the Initial Surviving Company, the Final Surviving Company and their Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the First Effective Time and Parent hereby acknowledges that the transactions contemplated hereunder shall be deemed to constitute a “change in control,” “change of control” or “corporate transaction” under the Company Plans listed on Section 5.12(c) of the Company Disclosure Schedule.
(d) From and after the First Effective Time, Parent shall cause the Initial Surviving Company to continue to operate the Company’s annual incentive plans and any other applicable annual bonus plan for the performance period during which the First Effective Time occurs, consistent with past practice, through the end of the applicable performance period, and shall pay each Company Employee the bonus to which the Company Employee would be entitled for such performance period based on actual performance, and otherwise in accordance with the terms of such plans. In addition, to the extent that the First Effective Time occurs following the end of a performance period with respect to the Company’s annual incentive plans or any other applicable annual bonus plan and before the payment of bonuses for such completed performance period, Parent shall cause the Initial Surviving Company to pay to each Company Employee the bonus to which the Company Employee would be entitled for such performance period based on actual performance.
(e) Without limiting the generality of the foregoing provisions of this Section 5.12, the parties hereto hereby agree to take the additional actions set forth in Section 5.12(e) of the Company Disclosure Schedule.
(f) Without limiting the generality of Section 8.7, the provisions of this Section 5.12 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give any Person (including for the avoidance of doubt, any Company Employee or
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other current or former employee of the Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 5.12) under or by reason of any provision of this Agreement. Nothing contained in this Agreement, express or implied, shall (i) be treated as an amendment to any Company Plan, Parent Plan or other compensation or benefit plan, program, policy, agreement, arrangement or understanding for any purpose, (ii) obligate Parent, the Initial Surviving Company or the Final Surviving Company to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee or (iii) prevent Parent, the Initial Surviving Company or the Final Surviving Company from amending or terminating any benefit plan or arrangement.
Section 5.13 Merger Subs; Initial Surviving Company; Final Surviving Company.
(a) Parent shall take all actions necessary to (i) cause each Merger Sub, the Initial Surviving Company and the Final Surviving Company to perform promptly their respective obligations under this Agreement and (ii) cause each Merger Sub to consummate the Mergers and the other Transactions on the terms and conditions set forth in this Agreement.
(b) Promptly following the execution and delivery of this Agreement, Parent shall adopt this Agreement as the sole stockholder, as applicable, of each Merger Sub and shall promptly provide evidence of such adoption to the Company.
Section 5.14 Takeover Laws. The Company, the Company Board, Parent and the Parent Boards shall each (a) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any state takeover statute or similar statute becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.
Section 5.15 Establishment of ADR Facility; Reservation of Shares; Stock Exchange Listing.
(a) Parent shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) (the “Depositary Bank”) for the purpose of issuing the Parent ADSs issuable pursuant to this Agreement, including entering into a customary deposit agreement with the Depositary Bank establishing the ADR Facility (the “Deposit Agreement”), to be effective as of the First Effective Time, and causing to be filed with the SEC the Form F-6 in accordance with Section 5.2(d). Parent shall consider in good faith the comments of the Company on the Deposit Agreement and shall not enter into the Deposit Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned). Subject to applicable Law, the Deposit Agreement shall (i) provide (A) that each Parent ADS under the ADR Facility shall represent and be exchangeable for one Parent Ordinary Share ranking pari passu with all other Parent Ordinary Shares in issue at the First Effective Time, including in respect of any entitlement to dividends or other distributions declared, paid or made after the First Effective Time, (B) for customary provisions for the voting by the Depositary Bank of such Parent Ordinary Shares as instructed by the holders of the Parent ADSs, (C) for the issuance, at the request of a holder of Parent ADSs, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, that holders of Parent ADSs shall have the right at any time to exchange their Parent ADSs for the underlying Parent Ordinary Shares and (E) that the Parent Ordinary Shares deposited by Parent with the custodian for the ADR Facility (the “Custodian”) shall be held by the Custodian for the benefit of the Depositary Bank, (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and solicitation materials) to the registered holders of Parent ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of Parent ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from Parent (or the U.S. dollars available to the Depositary Bank from the net proceeds of the sale of the foregoing) and (iv) not permit (x) except as required by applicable Law, any amendment that prejudices any right of Parent ADS holders or (y) any termination of the Deposit Agreement by Parent or the Depositary Bank, in the case under clause (x) or (y), on less than 30 days’ notice to holders of Parent ADSs. The Deposit Agreement shall not provide for (x) any right of Parent to withdraw Parent Ordinary Shares from the custody account maintained by the Custodian or (y) any fees to be imposed by the Depositary
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Bank upon holders of Parent ADSs in connection with the issuance of Parent ADSs in connection with the Transaction or the sale or transfer of such Parent ADSs on the NYSE or the NASDAQ. Parent shall cause the Parent ADSs to be eligible for settlement through DTC. The material terms of the Deposit Agreement and the Parent ADSs shall be described in the Form F-4.
(b) Parent shall cause (i) the Depositary Bank to issue a number of Parent ADSs sufficient to constitute the Merger Consideration, (ii) the Parent ADSs to be issued in connection with the Transactions to be approved for listing on the NYSE or the NASDAQ, subject to official notice of issuance, and (iii) the Parent Ordinary Shares underlying the Parent ADSs to be admitted to (x) listing on the Official List with a premium listing and to trading on the Premium Segment of the LSE’s Main Market for listed securities and (y) listing and trading on Euronext Amsterdam, in the case of each of clauses (x) and (y) only to the extent any Parent Ordinary Shares are then listed on such exchange.
(c) Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the Parent ADSs subject to the Assumed Options and Assumed RSUs and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as of the First Effective Time and, to the extent required by applicable securities Law, to maintain the effectiveness of such registration statement covering the Assumed Options and Assumed RSUs (and to maintain the current status of the prospectus contained therein) for so long as the Assumed Options or Assumed RSUs remain outstanding
Section 5.16 Stock Exchange Delisting. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act promptly after the First Effective Time; provided that such delisting and termination shall not be effective until the First Effective Time. The Company shall use its reasonable best efforts to file with or furnish to the SEC reports required to be so filed or furnished under the Exchange Act within the time periods required under the Exchange Act. If the Final Surviving Company is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, the Company shall make available to Parent, at or prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.
Section 5.17 Intended Tax Treatment.
(a) None of Parent, Merger Sub, Merger Sub II, the Company, or their respective Affiliates shall knowingly take or omit to take any action if such action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.
(b) Parent and the Company shall execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by their respective outside counsel, including on or prior to the effective date of the Form F-4 and the Closing Date, for purposes of rendering opinions with respect to the tax treatment of the Mergers (the “Tax Representation Letters”). Each party hereto shall use reasonable best efforts not to take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any portion of the Tax Representation Letters.
(c) Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.
(d) If the Company receives the opinion of Kirkland, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the Tax Representation Letters, all of which are consistent with the state of facts existing as of the Second Effective Time, to the effect that the Mergers will qualify for the Intended Tax Treatment, the parties hereto agree to treat and report the Mergers for all Tax purposes (including on all applicable Tax Returns) as qualifying for the Intended Tax Treatment.
(e) In the event that the Mergers would reasonably be expected to fail to qualify for the Intended Tax Treatment, the parties hereto agree (i) to cooperate in good faith to explore alternative structures that would permit the transactions contemplated hereby to qualify as a reorganization within the meaning of Section 368(a)
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of the Code and (ii) if each party to this Agreement in the exercise of its reasonable business discretion agrees to pursue such an alternative structure, the parties hereto shall enter into an appropriate amendment to this Agreement to reflect such alternative structure and provide for such other changes necessitated thereby; provided, however, that failure of the parties hereto to agree to an alternative structure shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement; and provided, further, that any actions taken pursuant to this Section 5.17(e) (x) shall not (A) without the consent of the Company and Parent, alter or change the amount, nature or mix of the Merger Consideration (or the consideration payable to holders of Options and Company RSUs pursuant to Section 2.4) or (B) impose any material economic or other costs on Parent or the Company and (y) shall be capable of consummation without material delay in relation to the structure contemplated herein.
(f) The parties hereto acknowledge and agree that the provisions of this Section 5.17, including implementation of an alternative structure under Section 5.17(e) above, shall not be a condition to Closing or create any independent conditions to closing.
Section 5.18 Treatment of Indebtedness.
(a) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, if and to the extent reasonably requested by Parent, the Company shall, subject to Section 5.18(b), provide reasonable cooperation to Parent, Merger Sub and Merger Sub II in either (i) arranging for the termination of (x) the indenture listed in Section 3.16(a)(iii) of the Company Disclosure Schedule and (y) the credit agreement listed in Section 3.16(a)(iii) of the Company Disclosure Schedule (collectively, “Existing Debt Documents”) (and the related repayment or redemption thereof, or, with respect to outstanding letters of credit, the cash collateralization thereof or the assisting with obtaining any “backstop” letters of credit with respect thereto) at the First Effective Time (or such other date thereafter as agreed to by Parent and the Company), which repayment, redemption, cash collateralization or providing of “backstop” letters of credit shall be the sole responsibility of Parent, and the procurement of customary payoff letters and other customary release documentation in connection therewith or (ii) obtaining any consents required under any Existing Debt Documents to permit the consummation of the Transactions thereunder and obtaining any amendments to or other consents under the Existing Debt Documents as may be reasonably requested by Parent in connection with the Transactions (provided that, so long as the Company shall have reasonably cooperated in connection therewith, it shall bear no responsibility for any failure to so obtain such consents or amendments), including in the case of each of clauses (i) and (ii), if reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, documents or instruments reasonably necessary in connection therewith.
(b) Notwithstanding anything in this Section 5.18 to the contrary, in no event shall the Company, any of its Subsidiaries or any of its officers, employees, advisors and other Representatives be required in connection with its obligations under Section 5.18(a) to (i) incur or agree to incur any out-of-pocket expenses unless they are promptly reimbursed by Parent, (ii) incur or agree to incur any commitment, tender, consent or amendment fee or any fee similar to any of the foregoing unless Parent provides the funding to the Company therefor, (iii) amend, repay, redeem or terminate or agree to amend, repay, redeem or terminate any Existing Debt Document, which amendment, repayment, redemption or termination is not conditioned on the Closing, or provide notice of any redemption, which redemption is not conditioned on the Closing, (iv) incur any liability in connection therewith prior to the Closing Date unless contingent upon the occurrence of the Closing, (v) take any actions that the Company reasonably believes could (A) violate the Company Charter Documents or any of its Subsidiaries’ certificate of incorporation or bylaws (or comparable documents), (B) violate any applicable Law, (C) constitute a default or violation under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of, any Contract, or (D) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, (vi) fund any repayment, redemption, cash collateralization or provide any “backstop” letters of credit prior to the Closing, (vii) take, or commit to take, any action to authorize or approve, or execute or deliver any agreement, certificate or other document related to the Existing Debt Documents unless (A) such Person will continue to serve as a director or manager or officer, as the case may be, after the Closing and (B) the effectiveness of such authorization or approval or agreement, certificate or other document is expressly made contingent upon the occurrence of the Closing, or (viii) result in any of the Company’s or any of its Subsidiaries’ Representatives incurring any
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personal liability. Parent shall defend, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from, against and in respect of any and all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) resulting from or incurred in connection with the cooperation required pursuant to Section 5.18(a) or any information utilized in connection therewith. Notwithstanding Section 5.18(a) or anything in this Agreement to the contrary, each of the parties hereto agrees that it is not a condition to the Closing that any payoff letters, consents, amendments or other related or similar actions described in Section 5.18(a) be obtained.
ARTICLE VI

CONDITIONS PRECEDENT
Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party hereto to effect the Mergers shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the First Effective Time of the following conditions:
(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.
(b) Regulatory Approvals. (i) All waiting periods (and any extensions thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, (ii) CMA Clearance shall have been obtained and (iii) CFIUS Approval shall have been obtained, in the case of each of clauses (i) through (iii), without the imposition of any terms, conditions or consequences that would, taken together with all actions undertaken with respect to the matters contemplated by Section 5.5, reasonably be expected to result in a Regulatory Material Adverse Effect.
(c) No Injunctions or Restraints. No applicable Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal.
(d) Listing. (i) The Parent ADSs issuable as the Merger Consideration shall have been approved for listing on the NYSE or the NASDAQ, subject only to official notice of issuance; (ii) the Parent Ordinary Shares underlying the Parent ADSs issuable as the Merger Consideration shall have been admitted (or the application for such admission shall have been approved), subject only to issuance, to (A) listing on the Official List with a premium listing and to trading on the Premium Segment of the LSE’s Main Market for listed securities and (B) listing and trading on Euronext Amsterdam, in the case of each of clauses (A) and (B) only to the extent any Parent Ordinary Shares are then listed on such exchange; and (iii) the Parent ADSs shall have become eligible for settlement through DTC.
(e) Form F-4; Parent Prospectus. The Form F-4 and the Form F-6 shall have each been declared effective by the SEC under the Securities Act, and the Form 8-A shall have become effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC. All necessary approvals or consents of the AFM and the FCA, in each case if then applicable, with respect to the Parent Prospectus shall have been obtained and shall be in full force and effect and, if then applicable, the AFM’s approval of the Parent Prospectus shall have been notified to the FCA in accordance with the Prospectus Regulation and applicable Law.
Section 6.2 Conditions to Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to effect the Mergers are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the First Effective Time of the following conditions:
(a) Representations and Warranties. Each of the representations and warranties of the Company contained in: (i) Section 3.1(a) (Organization, Standing and Corporate Power), Section 3.3 (Authority; Noncontravention), Section 3.18 (Opinion of Financial Advisor), Section 3.19 (Brokers and Other Advisors) and Section 3.20 (Company Stockholder Approval) shall be true and correct in all material respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such
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representation and warranty shall be true and correct as of such earlier date); (ii) Section 3.2(a) and Section 3.2(b) (Capitalization) shall be true and correct in all respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies (taking into account the size of the Company); and (iii) the other representations and warranties of the Company contained in Article III shall be true and correct, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.
(d) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on its behalf by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.
Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the First Effective Time of the following conditions:
(a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub and Merger Sub II contained in: (i) Section 4.1(a) (Organization, Standing and Corporate Power), Section 4.3 (Authority; Noncontravention), Section 4.16 (Brokers and Other Advisors) and Section 4.19 (Parent Shareholder Approval) shall be true and correct in all material respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) Section 4.2(a) and Section 4.2(b) (Capitalization) shall be true and correct in all respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies (taking into account the size of Parent); and (iii) the other representations and warranties of Parent, Merger Sub and Merger Sub II contained in Article IV shall be true and correct, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Performance of Obligations of Parent, Merger Sub and Merger Sub II. Parent, Merger Sub and Merger Sub II shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.
(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.
(d) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on its behalf by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.
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Section 6.4 Frustration of Closing Conditions. None of the Company, Parent, Merger Sub or Merger Sub II may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of or failure to perform any of its obligations under this Agreement.
ARTICLE VII

TERMINATION
Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the First Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval, as applicable:
(a) by the mutual written consent of the Company and Parent; or
(b) by either of the Company or Parent:
(i)  if the First Effective Time shall not have occurred on or before June 10, 2021 (as such date is extended pursuant to the following proviso, as applicable, the “End Date”); provided, however, that if the Closing has not occurred by such date and on such date the conditions set forth in (x) Section 6.1(b) or (y) Section 6.1(c) if the Restraint relates to or is based on any Antitrust Law or the DPA, have not been satisfied or waived and each of the other conditions to consummation of the Mergers set forth in Article VI has been satisfied, waived or remains capable of satisfaction as of such date, then the End Date shall automatically be extended to September 10, 2021; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party hereto if the failure of the First Effective Time to have occurred on or before the End Date was due, in whole or in part, to a breach by such party of its representations and warranties set forth in this Agreement or the failure by such party to perform any of its obligations under this Agreement; or
(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party hereto if the issuance of such final, non-appealable Restraint was due, in whole or in part, to such party’s failure to perform any of its obligations under this Agreement, including any of its obligations pursuant to Section 5.5; or
(iii) if the Company Stockholders Meeting (including any postponement, adjournment or recess thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained; or
(iv) if the Parent Shareholders Meeting (including any cancellation and reconvention thereof) shall have concluded and the Parent Shareholder Approval contemplated by this Agreement shall not have been obtained; or
(c) by Parent:
(i) if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any of the representations or warranties of the Company contained in this Agreement fails to be true and correct, which breach or failure (A) would give rise to the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b), and (B) is not reasonably capable of being cured by the Company by the End Date or, if reasonably capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b); or
(ii) if prior to obtaining the Company Stockholder Approval, the Company Board (or any duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; provided that Parent shall no longer have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) after the Company Stockholder Approval has been obtained; or
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(iii) prior to obtaining the Parent Shareholder Approval, in order to enter into a Parent Alternative Acquisition Agreement, in accordance with Section 5.4; provided that the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) shall not be available to Parent unless Parent pays, has paid or causes to be paid, the Termination Fee to the Company in accordance with Section 7.4(a) (provided that the Company shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that Parent may enter into a Parent Alternative Acquisition Agreement simultaneously with the termination of this Agreement pursuant to this Section 7.1(c)(iii); or
(d) by the Company:
(i) if Parent, Merger Sub or Merger Sub II shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any of the representations or warranties of Parent, Merger Sub or Merger Sub II contained in this Agreement fails to be true and correct, which breach or failure (A) would give rise to the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b), and (B) is not reasonably capable of being cured by Parent, Merger Sub or Merger Sub II by the End Date or, if reasonably capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, however, that Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b); or
(ii) if prior to obtaining the Parent Shareholder Approval, the Parent Boards (or any duly authorized committee thereof) shall have effected a Parent Adverse Recommendation Change; provided that the Company shall no longer have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) after the Parent Shareholder Approval has been obtained; or
(iii) prior to obtaining the Company Stockholder Approval, in order to enter into a Company Alternative Acquisition Agreement, in accordance with Section 5.3; provided that the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) shall not be available to the Company unless the Company pays, has paid or causes to be paid, the Termination Fee to Parent in accordance with Section 7.3(a) (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into a Company Alternative Acquisition Agreement simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(iii).
Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties hereto, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Article VII, Article VIII and the last sentence of Section 5.7(a), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, Merger Sub II or the Company or their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or other Representatives; provided, however, that, subject to Section 7.3 and Section 7.4 (including the limitations on liability contained therein), neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of fraud or a Willful and Material Breach.
Section 7.3 Payment of Termination Fee by the Company.
(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), the Company shall pay or cause to be paid, as directed by Parent, the Termination Fee substantially concurrently with the termination of this Agreement.
(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid, as directed by Parent, the Termination Fee within two (2) Business Days of such termination.
(c) In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (B) by Parent pursuant to Section 7.1(c)(i), (ii) a bona fide Company
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Takeover Proposal shall have been made known to the Company Board or the Company or publicly disclosed after the date hereof and prior to the date of (x) the Company Stockholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iii)) or (y) termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i)), and not abandoned or withdrawn (which abandonment or withdrawal shall be public if such Company Takeover Proposal has been publicly disclosed) prior to (1) the date of the Company Stockholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iii)) or (2) the termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i)) and (iii) within twelve (12) months of the date this Agreement is terminated, the Company consummates any Company Takeover Proposal or enters into a definitive written agreement with respect to any Company Takeover Proposal that is subsequently consummated (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then the Company shall pay or cause to be paid as directed by Parent the Termination Fee within two (2) Business Days following the consummation of such transaction.
(d) Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall the Company be required to pay the Termination Fee pursuant to this Section 7.3 on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in circumstances where the Termination Fee is payable by the Company in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c), Parent’s receipt of the Termination Fee (if received) from or on behalf of the Company, together with any amounts paid pursuant to the third and fourth sentences of Section 7.3(e), shall be Parent’s and the Merger Subs’ sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or other Company Representatives for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.
(e) Any amount that becomes payable pursuant to this Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes; provided that each of Parent and the Company shall use its reasonable best efforts to reduce or eliminate the deduction and withholding of any such amounts. The parties hereto acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall also pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by Parent entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the Company. Any amount not paid when due pursuant to this Section 7.3 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal in effect on the date of such payment. Each of Parent and the Company shall take the position that any amount payable pursuant to this Section 7.3 is not subject to (reverse charge) value added Tax, and shall act in a manner consistent therewith (including filing Tax Returns consistent therewith and using reasonable best efforts to contest any contrary position in a Tax audit or similar proceeding). In no event shall any (reverse charge) value added Tax be deducted from any amount payable pursuant to this Section 7.3 and no party hereto shall be under any obligation to reimburse any other party hereto for any (reverse charge) value added Tax levied from or due by such other party.
Section 7.4 Payment of Termination Fee by Parent.
(a) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii), Parent shall pay or cause to be paid, as directed by the Company, the Termination Fee substantially concurrently with the termination of this Agreement.
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(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), Parent shall pay or cause to be paid, as directed by the Company, the Termination Fee within two (2) Business Days of such termination.
(c) In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iv) or (B) by the Company pursuant to Section 7.1(d)(i), (ii) a bona fide Parent Takeover Proposal shall have been made known to the Parent Boards or Parent or publicly disclosed after the date hereof and prior to the date of (x) the Parent Shareholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iv)) or (y) termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i)), and not abandoned or withdrawn (which abandonment or withdrawal shall be public if such Parent Takeover Proposal has been publicly disclosed) prior to (1) the date of the Parent Shareholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iv)) or (2) the termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i)) and (iii) within twelve (12) months of the date this Agreement is terminated, Parent consummates any Parent Takeover Proposal or enters into a definitive written agreement with respect to any Parent Takeover Proposal that is subsequently consummated (provided that for purposes of clause (iii) of this Section 7.4(c), the references to “20%” in the definition of “Parent Takeover Proposal” shall be deemed to be references to “50%”), then Parent shall pay or cause to be paid as directed by the Company the Termination Fee within two (2) Business Days following the consummation of such transaction.
(d) Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall Parent be required to pay the Termination Fee pursuant to this Section 7.4 on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in circumstances where the Termination Fee is payable by Parent in accordance with Section 7.4(a), Section 7.4(b) or Section 7.4(c), the Company’s receipt of the Termination Fee (if received) from or on behalf of Parent, together with any amounts paid pursuant to the third and fourth sentences of Section 7.4(e), shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent and its Subsidiaries (including the Merger Subs) and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or other Parent Representatives for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.
(e) Any amount that becomes payable pursuant to Section 7.4 shall be paid by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes; provided that each of Parent and the Company shall use its reasonable best efforts to reduce or eliminate the deduction and withholding of any such amounts. The parties hereto acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.4 do not constitute a penalty. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 7.4, Parent shall also pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the Company entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Parent. Any amount not paid when due pursuant to this Section 7.4 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal in effect on the date of such payment. Each of Parent and the Company shall take the position that any amount payable pursuant to this Section 7.4 is not subject to (reverse charge) value added Tax, and shall act in a manner consistent therewith (including filing Tax Returns consistent therewith and using reasonable best efforts to contest any contrary position in a Tax audit or similar proceeding). In no event shall any (reverse charge) value added Tax be deducted from any amount payable pursuant to this Section 7.4 and no party hereto shall be under any obligation to reimburse any other party hereto for any (reverse charge) value added Tax levied from or due by such other party.
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ARTICLE VIII

MISCELLANEOUS
Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Effective Time except for the covenants and agreements set forth in Section 5.9, Article I, and Article II and any other covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the First Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the First Effective Time.
Section 8.2 Fees and Expenses. Except as expressly provided in this Agreement (including Section 7.3 and Section 7.4), whether or not the Mergers are consummated, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring or required to incur such fees or expenses; provided that Parent shall (a) pay all transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by Article II and (b) pay or cause to be paid the filing fee for the CFIUS joint voluntary notice pursuant to Subpart K of 31 C.F.R. part 800.
Section 8.3 Amendment or Supplement. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of the Company or the shareholders of Parent, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders or shareholders or which reduces the Merger Consideration or adversely affects the holders of Company Common Stock, without approval by such holders.
Section 8.4 Waiver. At any time prior to the First Effective Time, any party hereto may, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by any other party hereto with any of the agreements contained herein or, except as otherwise provided herein, waive any of the conditions to such party’s obligation to effect the Mergers, except that, after obtaining the Company Stockholder Approval or the Parent Shareholder Approval, as applicable, there may not be, without further approval of such stockholders or shareholders, as applicable, any extension or waiver of this Agreement or any portion hereof which by Law requires further approval by such stockholders or shareholders or which reduces the Merger Consideration or adversely affects the holders of Company Common Stock, without approval by such holders. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub or Merger Sub II in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.
Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto, it being understood and agreed that all parties hereto need not sign the same counterpart. Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
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Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule and Parent Disclosure Schedule, and the exhibits hereto, together with any other instruments delivered hereunder and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof and (b) except for, if the First Effective Time occurs, (i) the rights of the holders of Shares, Options and Company RSUs to receive the Merger Consideration and the consideration payable pursuant to Section 2.4 and Section 2.5, as applicable, at the First Effective Time and (ii) the provisions of Section 5.9, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
Section 8.8 Governing Law; Jurisdiction.
(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that any provisions of this Agreement which expressly relate to the fiduciary duties of directors which arise under the laws of the Netherlands shall be governed by, and construed in accordance with, the laws of the Netherlands.
(b) Each party hereto hereby agrees that all actions and proceedings arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and each party hereto irrevocably and unconditionally agrees that (i) it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (ii) it will not commence any such action or proceeding except in such courts, (iii) it will waive, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, (iv) it will waive, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts and (v) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(c) Each party hereto irrevocably consents to the service of summons and complaint and any other process whether inside or outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.
(d) Parent shall, no later than ten (10) Business Days following the date of this Agreement, irrevocably appoint in accordance with applicable Law a registered agent for service of process in the State of Delaware to accept and acknowledge service of any and all processes against it in any Action by a party hereto permitted under the terms of this Agreement, with the same effect as if Parent had been lawfully served with such process in such jurisdiction and shall maintain such an agent for service of process until the First Effective Time, and Parent waives all claims of error by reason of such service; provided that the party hereto effecting such service shall also deliver a copy thereof on the date of such service to the other parties hereto by email in accordance with Section 8.11. Parent shall confirm such irrevocable appointment and communicate the identity and address of such registered agent to the Company within two (2) Business Day of such irrevocable appointment.
Section 8.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY
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RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.9.
Section 8.10 Specific Enforcement. The parties hereto agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party hereto to cause the other parties hereto to consummate the Mergers and the other transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason. In the event any party hereto seeks any remedy referred to in this Section 8.10, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10 and each party hereto waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. The parties hereto further agree that (a) by seeking the remedies provided for in this Section 8.10, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to a party hereto under this Agreement, including, subject to Section 7.2, monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, and (b) nothing contained in this Section 8.10 shall require any party hereto to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 8.10 before exercising any termination right under Section 7.1 (or pursuing damages after such termination), nor shall the commencement of any action pursuant to this Section 8.10 or anything contained in this Section 8.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 7.1 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, in no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Transactions and (ii) the payment of the Termination Fee.
Section 8.11 Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing and shall be deemed given if (i) emailed (which is confirmed), (ii) delivered personally (which is confirmed) with a copy by email or (iii) sent by overnight courier (providing proof of delivery) with a copy by email to the parties at the following addresses:
If to Parent, Merger Sub or Merger Sub II, to:

Just Eat Takeaway.com N.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
Attention:	Sophie Versteege
Email:	sophie.versteege@takeaway.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
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825 Eighth Avenue
New York, NY 10019
Attention:	G.J. Ligelis Jr.
Email:	gligelisjr@cravath.com

and

De Brauw Blackstone Westbroek N.V.
Claude Debussylaan 80
1082 MD Amsterdam
The Netherlands
Attention:	Klaas de Vries
Email:	klaas.devries@debrauw.com

If to the Company, to:

Grubhub Inc.
5 Bryant Park, 15th Floor
New York, NY 10018
Attention:	Maggie Drucker, Chief Legal Officer and Secretary
Email:	mdrucker@grubhub.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Daniel Wolf
Laura Sullivan
Email:	daniel.wolf@kirkland.com
laura.sullivan@kirkland.com

and

NautaDutilh N.V.
Beethovenstraat 400
1082 PR Amsterdam
The Netherlands
Attention:	Stefan Wissing
Email:	stefan.wissing@nautadutilh.com
or such other U.S. address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.
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Section 8.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:
“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not contain standstill provisions), joint defense agreement, clean team agreement or common interest agreement containing provisions that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement (other than that it need not contain standstill provisions) or any joint defense agreement, clean team agreement or common interest agreement between Parent and the Company (as applicable), with any changes thereto as may be reasonably necessary to give effect to the identity of the party; provided that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement or any joint defense agreement, clean team agreement or common interest agreement between Parent and the Company (as applicable), so long as the Company or Parent, as applicable, offers to amend the Confidentiality Agreement, or any joint defense agreement, clean team agreement or common interest agreement between Parent and the Company (as applicable), concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto.
“Action” shall have the meaning set forth in Section 3.7.
“ADR” shall have the meaning set forth in Section 5.15(a).
“ADR Facility” shall have the meaning set forth in Section 5.15(a).
“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that for purposes of this Agreement, the Persons listed on Section 5.4(f) of the Parent Disclosure Schedule shall be deemed not to be Affiliates of Parent.
“AFM” shall have the meaning set forth in Section 4.4.
“Agreement” shall have the meaning set forth in the Preamble.
“Anti-Corruption Laws” shall have the meaning set forth in Section 3.22.
“Antitrust Laws” shall have the meaning set forth in Section 5.5(a).
“Assumed Option” shall have the meaning set forth in Section 2.4(a).
“Assumed RSU” shall have the meaning set forth in Section 2.4(b).
“Balance Sheet Date” shall have the meaning set forth in Section 3.5(f).
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).
“Board Nominations” shall have the meaning set forth in Section 4.19.
“Board Nominee Approval” shall have the meaning set forth in Section 4.19.
“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c)(ii).
“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in any of the City of New York, United States of America, London, The United Kingdom or Amsterdam, The Netherlands are authorized or required by Law to be closed.
“CARES Act” shall mean the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.
“CDIs” shall have the meaning set forth in Section 2.6(a).
“Certificate” shall have the meaning set forth in Section 2.1(c)(ii).
“CFIUS” shall have the meaning set forth in Section 4.4.
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“CFIUS Approval” shall mean (i) a written notification (including by email) issued by CFIUS that it has determined that the Transactions are not a “covered transaction” and not subject to review by CFIUS under applicable Law, (ii) a written notification (including by email) issued by CFIUS that it has concluded all action under the DPA and determined that there are no unresolved national security concerns with respect to the Transactions or (iii) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision and either (A) the President shall have notified the parties hereto of his determination not to use his powers pursuant to the DPA to suspend or prohibit the consummation of the Transactions or (B) the fifteen (15) days allotted for presidential action under the DPA shall have passed without any determination by the President.
“Claim” shall have the meaning set forth in Section 5.9(a).
“Clayton Act” shall mean the Clayton Act of 1914.
“Closing” shall have the meaning set forth in Section 1.2.
“Closing Date” shall have the meaning set forth in Section 1.2.
“Closing VWAP” shall mean the volume-weighted average price of Parent Ordinary Shares (as reported by Bloomberg) on the LSE for the five (5) trading days immediately prior to the Closing Date.
“CMA” shall mean the United Kingdom Competition and Markets Authority.
“CMA Briefing Note” shall have the meaning set forth in Section 5.5(b).
“CMA Clearance” shall mean the earliest of (a) the CMA having indicated (whether orally or in writing) to Parent in response to the CMA Briefing Note that the CMA has no further questions as at the date of that response; (b) in the event that the CMA does not respond to the CMA Briefing Note, the CMA not having given notice of the launch of a merger inquiry into the Transactions within eight (8) weeks of submission of the CMA Briefing Note; (c) the CMA having issued a decision that the Transactions will not be subject to a Phase 2 CMA Reference under section 33 of the Enterprise Act of 2002; (d) the period for the CMA considering a merger notice under section 96 of the Enterprise Act 2002 having expired without a Phase 2 CMA Reference being made; or (e) where the Transactions have been subject to a Phase 2 CMA Reference, the CMA allowing the Transactions to proceed whether or not subject to Restrictions.
“Code” shall have the meaning set forth in the recitals.
“Company” shall have the meaning set forth in the Preamble.
“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).
“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.3(d).
“Company Board” shall mean the board of directors of the Company.
“Company Board Recommendation” shall have the meaning set forth in Section 3.3(c).
“Company Capitalization Date” shall have the meaning set forth in Section 3.2(a).
“Company Charter Documents” shall have the meaning set forth in Section 3.1(c).
“Company Common Stock” shall have the meaning set forth in Section 2.1.
“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.
“Company Employees” shall have the meaning set forth in Section 5.12(a).
“Company Environmental Permits” shall have the meaning set forth in Section 3.12.
“Company Impairment Effect” shall have the meaning set forth in Section 3.1(a).
“Company Intervening Event” shall mean a material event or circumstance with respect to the Company or Parent or any of their respective Subsidiaries that was neither known nor reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to obtaining the
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Company Stockholder Approval; provided, however, that in no event shall any of the following constitute a Company Intervening Event or be taken into account in determining whether a Company Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a Company Takeover Proposal or any matter relating thereto, (ii) any event or circumstance arising in connection with obtaining Regulatory Approvals, (iii) any change in the market price, or change in trading volume, of the capital stock of the Company or Parent (it being understood that the events or circumstances giving rise or contributing to such change may be deemed to constitute a Company Intervening Event or be taken into accounting in determining whether a Company Intervening Event has occurred) or (iv) the fact that the Company, Parent or any of their respective Subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company, Parent or any of their respective Subsidiaries (it being understood that the events or circumstances giving rise or contributing thereto may be deemed to constitute a Company Intervening Event or be taken into accounting in determining whether a Company Intervening Event has occurred).
“Company IT Assets” shall have the meaning set forth in Section 3.13(f).
“Company Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in material real property held by the Company or any of its Subsidiaries.
“Company Leases” shall have the meaning set forth in Section 3.16(a)(x).
“Company Licensed IP” shall mean any and all Intellectual Property licensed or otherwise provided from any third Person to the Company or any of its Subsidiaries.
“Company Material Adverse Effect” shall mean any change, event, circumstance, occurrence, effect, development or state of facts (collectively, “Effects”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that no Effect shall be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent arising out of, resulting from or relating to any of the following: (i) any Effect generally affecting any of the industries or markets in which the Company or its Subsidiaries operates; (ii) any promulgation or enactment of, implementation of, enforcement of, change in interpretation of, change in implementation of, or change in enforcement of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein), including any governmental shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which the Company or any of its Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders; (v) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; (vi) the announcement, pendency of or performance of the Transaction, including by reason of the identity of Parent and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators (provided that the exception set forth in this clause (vi) shall not apply with respect to the representation and warranty in Section 3.3(b) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution, delivery or performance of this Agreement or the consummation of any of the Transactions and, to the extent related to such representation and warranty, the condition set forth in Section 6.2(a)); (vii) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, Parent or Merger Subs; (viii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the Effects giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (x) hereof); (ix) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries (it
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being understood that the Effects giving rise or contributing to such failure or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (x) hereof); and (x) any Transaction Litigation; except, in each of clauses (i) through (v), such Effect shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred solely to the extent (and only to the extent) that such Effect materially and disproportionately affected the Company and its Subsidiaries relative to other participants in the industries in the same geographies in which the Company and its Subsidiaries operate.
“Company Material Contract” shall have the meaning set forth in Section 3.16(a).
“Company Owned IP” shall mean any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Pension Plan” shall have the meaning set forth in Section 3.10(d).
“Company Permits” shall have the meaning set forth in Section 3.8(a).
“Company Plans” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, is required to sponsor, contribute to or maintain, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability and (ii) each other compensation or benefit plan, program, agreement or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus, pension, retention or incentive compensation arrangement, retirement or deferred compensation or change in control plan, disability, vacation, death benefit, hospitalization, medical, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement, for any current or, to the extent that the Company continues to have liability or obligations thereunder, former employee, director, officer or independent contractor or other service provider of the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to or is required to sponsor, contribute to or maintain or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability.
“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Company Related Party Transaction” shall have the meaning set forth in Section 3.23.
“Company Representatives” shall mean any Representatives of the Company and its Affiliates.
“Company RSUs” shall have the meaning set forth in Section 2.4(b).
“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).
“Company Securities” shall have the meaning set forth in Section 3.2(b).
“Company Stock Plans” shall mean the Company’s 2015 Long-Term Incentive Plan, the Company’s 2013 Omnibus Incentive Plan, the SCVNGR 2013 Stock Incentive Plan and the Tapingo Ltd. 2011 Option Plan, in each case, as amended from time to time.
“Company Stockholder Approval” shall have the meaning set forth in Section 3.20.
“Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(b).
“Company Superior Proposal” shall have the meaning set forth in Section 5.3(g).
“Company Takeover Proposal” shall have the meaning set forth in Section 5.3(f).
“Confidentiality Agreement” shall have the meaning set forth in Section 5.7(a).
“Continuation Period” shall have the meaning set forth in Section 5.12(a).
“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other legally binding agreement.
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“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.
“CREST” shall mean the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland Limited in accordance with the UK Uncertificated Securities Order.
“Custodian” shall have the meaning set forth in Section 5.15(a).
“Deposit Agreement” shall have the meaning set forth in Section 5.15(a).
“Depositary Bank” shall have the meaning set forth in Section 5.15(a).
“DGCL” shall have the meaning set forth in the recitals.
“Disclosure Guidance and Transparency Rules” shall mean the disclosure guidance and transparency rules made under Part VI of the UK Financial Services and Markets Act 2000 and as contained in the FCA’s publication of the same name.
“DOJ” shall have the meaning set forth in Section 5.5(b).
“DPA” means Section 721 of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565) and all rules and regulations promulgated thereunder, including those codified at 31 C.F.R. Parts 800 and 801.
“Driver” shall mean each individual providing services to the Company or any of its Subsidiaries who is not an employee of the Company or one of its Subsidiaries, including individuals engaged as “Delivery Partners”, “independent delivery professionals”, a member of the Company’s “independent contractor driver network”.
“DTC” shall have the meaning set forth in Section 2.3(b).
“Effect” shall have the meaning set forth in the definition of “Company Material Adverse Effect”.
“End Date” shall have the meaning set forth in Section 7.1(b)(i).
“Environmental Laws” shall mean all Laws relating to pollution or to the protection, investigation or restoration of the environment or natural resources, including Laws relating to Releases of hazardous materials or the protection of human health and safety (as it relates to exposure to hazardous materials).
“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” shall mean any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” shall have the meaning set forth in Section 3.4.
“Exchange Agent” shall have the meaning set forth in Section 2.3(a).
“Exchange Fund” shall have the meaning set forth in Section 2.3(a).
“Exchange Ratio” shall have the meaning set forth in Section 2.1(c)(i).
“Excluded Shares” shall have the meaning set forth in Section 2.1(b).
“Existing Debt Documents” shall have the meaning set forth in Section 5.18(a).
“Families First Act” shall mean the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.
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“FCA” shall have the meaning set forth in Section 4.4.
“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.
“Filed Company SEC Documents” shall have the meaning set forth in the Article III Preamble.
“Filed Parent Public Documents” shall have the meaning set forth in the Article IV Preamble.
“Final Bylaws” shall have the meaning set forth in Section 1.5(d).
“Final Certificate of Incorporation” shall have the meaning set forth in Section 1.5(c).
“Final Surviving Company” shall have the meaning set forth in Section 1.1(b).
“First Certificate of Merger” shall have the meaning set forth in Section 1.3.
“First Effective Time” shall have the meaning set forth in Section 1.3.
“FMSA” shall have the meaning set forth in Section 4.4.
“Foreign Antitrust Laws” shall have the meaning set forth in Section 3.4.
“Form 8-A” shall have the meaning set forth in Section 5.2(d).
“Form F-4” shall have the meaning set forth in Section 3.4.
“Form F-6” shall have the meaning set forth in Section 5.2(d).
“FTC” shall have the meaning set forth in Section 5.5(b).
“GAAP” shall mean generally accepted accounting principles in the United States.
“Governmental Authority” shall mean any U.S. federal, state or local, domestic, non-U.S. or multinational government, court, regulatory or administrative agency, commission, authority, self-regulatory organization, arbitral tribunal or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization).
“Governmental Closure” shall have the meaning set forth in Section 5.5(b).
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS” shall have the meaning set forth in Section 4.5(b).
“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security), (ii) any capital lease obligations, (iii) any obligations pursuant to securitization or factoring programs or arrangements and (iv) any guarantee of any of the foregoing indebtedness, debt securities or obligations of any other Person.
“Indemnitee” or “Indemnitees” shall have the meaning set forth in Section 5.9(a).
“Initial Bylaws” shall have the meaning set forth in Section 1.5(b).
“Initial Certificate of Incorporation” shall have the meaning set forth in Section 1.5(a).
“Initial Merger” shall have the meaning set forth in the recitals.
“Initial Surviving Company” shall have the meaning set forth in the recitals.
“Initial Surviving Company Stock” shall have the meaning set forth in Section 2.1(a).
“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all (i) patents and patent applications, including continuations, continuations-in-part, divisionals, reexaminations and reissues, (ii) trademarks, trade names, trade dress, service marks, trade names, logos, corporate names, internet domain names, social media accounts and other source identifiers, and any registrations of and applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (iii) copyrights, including copyrights in Software, mask works and databases, and any registrations of and applications for registration of any of the foregoing, (iv) trade secrets and other proprietary information or know-how, (v) Software, and (vi) other intellectual property or similar proprietary rights.
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“Intended Tax Treatment” shall have the meaning set forth in the recitals.
“IRS” shall mean the U.S. Internal Revenue Service.
“IT Assets” shall mean any and all information technology assets or systems, including computer hardware of any type (including servers, desktops, laptops, and workstations), mobile devices, Software, networking or communications equipment (including routers, hubs, switches), peripherals, storage devices or solutions, data communications lines and all other information technology-related assets, equipment and associated documentation.
“Kirkland” shall have the meaning set forth in Section 1.2.
“Knowledge” shall mean, (i) in the case of the Company, the actual knowledge, after reasonably inquiry, of the individuals listed on Section 8.13 of the Company Disclosure Schedule and (ii) in the case of Parent, Merger Sub and Merger Sub II, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.13 of the Parent Disclosure Schedule.
“Laws” shall have the meaning set forth in Section 3.8(a).
“Lien” shall mean any pledge, lien, charge, encumbrance, mortgage, deed of trust, lease, license, restriction, hypothecation, options to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect or security interest of any kind or nature whatsoever.
“Listing Rules” shall have the meaning set forth in Section 4.4.
“LSE” shall have the meaning set forth in Section 4.4.
“Management Board Nominee” shall have the meaning set forth in Section 1.7(c).
“Merger Consideration” shall have the meaning set forth in Section 2.1(c)(i).
“Mergers” shall have the meaning set forth in the recitals.
“Merger Sub” shall have the meaning set forth in the Preamble.
“Merger Sub II” shall have the meaning set forth in the Preamble.
“Merger Subs” shall have the meaning set forth in the Preamble.
“Multiemployer Plan” shall have the meaning set forth in Section 3.10(e).
“NASDAQ” shall mean the Nasdaq Global Select Market.
“New Plans” shall have the meaning set forth in Section 5.12(b).
“NYSE” shall mean the New York Stock Exchange.
“Old Plans” shall have the meaning set forth in Section 5.12(b).
“Option” shall have the meaning set forth in Section 2.4(a).
“Ordinary Course of Business” shall mean an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business.
“Parent” shall have the meaning set forth in the Preamble.
“Parent 2024 Convertible Bonds” shall mean the 2.25% convertible bonds due January 25, 2024 issued by Parent pursuant to the Trust Deed, dated January 25, 2019, between Takeaway.com N.V. and Stichting Trustee Takeaway.com as trustee for the holders of the bonds.
“Parent 2026 Convertible Bonds” shall mean the 1.25% convertible bonds due April 30, 2026 issued by Parent pursuant to the Trust Deed, dated April 30, 2020, between Parent and Stichting Trustee Just Eat Takeaway.com as trustee for the holders of the bonds.
“Parent ADSs” shall have the meaning set forth in the recitals.
“Parent Adverse Recommendation Change” shall have the meaning set forth in Section 5.4(c).
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“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.4(d).
“Parent Board Recommendation” shall have the meaning set forth in Section 5.2(f).
“Parent Boards” shall mean the Supervisory Board of Parent and the Management Board of Parent.
“Parent Capitalization Date” shall have the meaning set forth in Section 4.2(a).
“Parent Charter Documents” shall have the meaning set forth in Section 4.1(c).
“Parent Circulars” shall mean the Parent Circular and, if applicable, any Supplementary Parent Circular.
“Parent Disclosure Schedule” shall have the meaning set forth in the Article IV Preamble.
“Parent Environmental Permits” shall have the meaning set forth in Section 4.12.
“Parent Impairment Effect” shall have the meaning set forth in Section 4.1(a).
“Parent Intervening Event” shall mean a material event or circumstance with respect to the Company or Parent or any of their respective Subsidiaries that was neither known nor reasonably foreseeable by the Parent Boards as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Parent Boards as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Boards prior to obtaining the Parent Shareholder Approval; provided, however, that in no event shall any of the following constitute a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a Parent Takeover Proposal or any matter relating thereto, (ii) any event or circumstance arising in connection with obtaining Regulatory Approvals, (iii) any change in the market price, or change in trading volume, of the capital stock of the Company or Parent (it being understood that the events or circumstances giving rise or contributing to such change may be deemed to constitute a Parent Intervening Event or be taken into accounting in determining whether a Parent Intervening Event has occurred) or (iv) the fact that the Company, Parent or any of their respective Subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company, Parent or any of their respective Subsidiaries (it being understood that the events or circumstances giving rise or contributing thereto may be deemed to constitute a Parent Intervening Event or be taken into accounting in determining whether a Parent Intervening Event has occurred).
“Parent Licensed IP” shall mean any and all Intellectual Property licensed or otherwise provided from any third Person to Parent or any of its Subsidiaries.
“Parent Management Board Resolutions” shall have the meaning set forth in the recitals.
“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that no Effect shall be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent arising out of, resulting from or relating to any of the following: (i) any Effect generally affecting any of the industries or markets in which Parent or its Subsidiaries operates; (ii) any promulgation or enactment of, implementation of, enforcement of, change in interpretation of, change in implementation of, or change in enforcement of, any Law, GAAP or IFRS or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein), including any governmental shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which Parent or any of its Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders; (v) any epidemic, pandemic or disease outbreak (including COVID-19), or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; (vi) the announcement, pendency of or performance of the Transaction, including by reason of the identity of the Company and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors,
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collaboration partners, employees or regulators (provided that the exception set forth in this clause (vi) shall not apply with respect to the representation and warranty in Section 4.3(b) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution, delivery or performance of this Agreement or the consummation of any of the Transactions and, to the extent related to such representation and warranty, the condition set forth in Section 6.3(a)); (vii) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, the Company; (viii) any change in the market price, or change in trading volume, of the capital stock of Parent (it being understood that the Effects giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (ix) hereof); and (ix) any failure by Parent or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Parent or any of its Subsidiaries (it being understood that the Effects giving rise or contributing to such failure or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (ix) hereof); except, in each of clauses (i) through (v), such Effect shall be taken into account in the determination of whether a Parent Material Adverse Effect has occurred solely to the extent (and only to the extent) that such Effect materially and disproportionately affected Parent and its Subsidiaries relative to other participants in the industries in the same geographies in which Parent and its Subsidiaries operate.
“Parent Material Contract” shall have the meaning set forth in Section 4.15(a).
“Parent Option” shall mean a stock option that represents the right to acquire Parent Ordinary Shares granted under any Parent Stock Plan.
“Parent Ordinary Shares” shall mean ordinary shares in the share capital of Parent with a nominal value of € 0.04 per share.
“Parent Owned IP” shall mean any and all Intellectual Property owned or purported to be owned by Parent or any of its Subsidiaries.
“Parent Permits” shall have the meaning set forth in Section 4.8(a).
“Parent Plans” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that Parent or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or is required to sponsor, contribute to or maintain, or with respect to which Parent or any of its Subsidiaries would reasonably be expected to have any liability and (ii) each other compensation or benefit plan, program, agreement or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus, pension, retention or incentive compensation arrangement, retirement or deferred compensation or change in control plan, disability, vacation, death benefit, hospitalization, medical, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement, for any current or, to the extent that the Company continues to have liability or obligations thereunder, former employee, director, officer or independent contractor or other service provider of Parent or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that Parent or any of its Subsidiaries sponsors, participates in, is a party or contributes to or is required to sponsor, contribute to or maintain or with respect to which Parent or any of its Subsidiaries would reasonably be expected to have any liability.
“Parent Prospectus” shall have the meaning set forth in Section 5.2(d).
“Parent Public Reports” shall have the meaning set forth in Section 4.5(a).
“Parent Representatives” shall mean any Representatives of Parent and its Affiliates.
“Parent Securities” shall have the meaning set forth in Section 4.2(b).
“Parent Shareholder” shall have the meaning set forth in the recitals.
“Parent Shareholder Approval” shall have the meaning set forth in Section 4.19.
“Parent Shareholders Meeting” shall have the meaning set forth in Section 5.2(e).
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“Parent Stock Plans” shall mean (i) the Long Term Incentive Plan as set forth in the remuneration policy for the Management Board of Parent, (ii) the Takeaway.com N.V. Employee Share and Option Plan, (iii) the Just Eat Takeaway.com Performance Share Plan, (iv) the Just Eat Takeaway.com Restricted Shares Plan, (v) the New Deferred Share Bonus Plan, (vi) the Just Eat Deferred Share Bonus Plan, (vii) the Just Eat Group Holdings Limited Company Share Option Plan, (viii) the Just Eat Group Holdings Limited Company Share Option Plan No. 2, (ix) the Ireland Sharesave Scheme, (x) the UK Sharesave Scheme and (xi) the International Sharesave Scheme.
“Parent Superior Proposal” shall have the meaning set forth in Section 5.4(g).
“Parent Support Agreement” shall have the meaning set forth in the recitals.
“Parent Takeover Proposal” shall have the meaning set forth in Section 5.4(f).
“Permitted Liens” shall mean (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP or IFRS, as applicable, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business which are not due and payable, (iii) Liens reflected in the Filed Company SEC Documents or Filed Parent Public Documents, as applicable, (iv) Liens on real property arising under or in connection with applicable building and zoning laws, codes, ordinances, land use Laws and state and federal regulations regulating the use or occupancy of such real property or the activities conducted thereon which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (v) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Liens on real property that (A) are disclosed in the public records, or (B) individually or in the aggregate, (1) are not substantial in character, amount or extent in relation to the applicable real property and (2) do not materially and adversely impact the Company’s or Parent’s, as applicable, current or contemplated use or the utility or value of the applicable real property or otherwise materially and adversely impair the Company’s or Parent’s, as applicable, present or contemplated business operations at such location, (vi) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business and (vii) such other Liens that, individually or in the aggregate, would not be material to the Company or Parent and their respective Subsidiaries taken as a whole, as applicable.
“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.
“Phase 2 CMA Reference” shall mean a reference by the CMA to its chair for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013.
“Pre-Emptive Rights Authorization” shall have the meaning set forth in Section 4.19.
“Prospectus Regulation” shall have the meaning set forth in Section 5.2(d).
“Prospectus Regulation Rules” shall mean the prospectus regulation rules made by the FCA pursuant to Part VI of the UK Financial Services and Markets Act 2000, referred to in section 73(a)(4) of the same and the UK Prospectus Regulation Rules Instrument 2019, and contained in the FCA’s publication of the same name.
“Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.4.
“Regulatory Approvals” shall have the meaning set forth in Section 5.5(b).
“Regulatory Material Adverse Effect” shall have the meaning set forth in Section 5.5(c).
“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.
“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.
“Restraints” shall have the meaning set forth in Section 6.1(c).
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“Restriction” shall have the meaning set forth in Section 5.5(b).
“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).
“SEC” shall mean the U.S. Securities and Exchange Commission.
“Second Certificate of Merger” shall have the meaning set forth in Section 1.3.
“Second Effective Time” shall have the meaning set forth in Section 1.3.
“Securities Act” shall have the meaning set forth in Section 3.1(b).
“Shares” shall have the meaning set forth in Section 2.1(c)(i).
“Sherman Act” shall mean the Sherman Antitrust Act of 1890.
“Software” shall mean any and all (i) computer programs or software of any type (including applications, mobile applications, browser-based applications, interfaces, tools, and software implementations of algorithms, models or processes) and in any form (including source code, object code and executable code), and related documentation, (ii) databases and compilations or collections of data, and all data related thereto, and related documentation, (iii) screens, user interfaces, reports, development tools, templates, menus, buttons and icons, (iv) descriptions, flow charts and other work product used to design, plan, organize, build and develop any of the foregoing, (v) all documentation including user manuals and other training documentation relating to any of the foregoing and (vi) technology supporting any of the foregoing, in each case together with all rights therein.
“STAK” shall have the meaning set forth in Section 2.4(c).
“STAK DR” shall have the meaning set forth in Section 2.4(c).
“Subsequent Merger” shall have the meaning set forth in the recitals.
“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, however, that for purposes of this Agreement, the Persons listed on Section 5.4(f) of the Parent Disclosure Schedule shall be deemed not to be Subsidiaries of Parent.
“Supervisory Board Nominees” shall have the meaning set forth in Section 1.7(c).
“Supplementary Parent Circular” shall have the meaning set forth in Section 4.4.
“Tax Representation Letters” shall have the meaning set forth in Section 5.17(b).
“Tax Returns” shall have the meaning set forth in Section 3.9(c).
“Taxes” shall have the meaning set forth in Section 3.9(c).
“Termination Fee” shall mean an amount equal to $144,000,000.
“Transaction Approvals” shall have the meaning set forth in Section 4.19.
“Transaction Litigation” shall have the meaning set forth in Section 5.10.
“Transaction Proposal” shall have the meaning set forth in Section 4.19.
“Transactions” refers collectively to the transactions contemplated by this Agreement, including the Mergers, and the Parent Support Agreement, as applicable.
“Willful and Material Breach” shall mean with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.
Section 8.14 Interpretation.
(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless
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otherwise indicated. The table of contents, headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. References to “made available” (or similar words of import) in respect of information made available by the Company or Parent mean information made available to Parent or the Company, as applicable (including any information made available in the virtual data room maintained by the Company or Parent, as applicable). All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(c) All capitalized terms not defined in the Company Disclosure Schedule or the Parent Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations and warranties of Parent, Merger Sub and Merger Sub II and the Company are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the corresponding section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. Any information set forth in one section or subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be set forth in each other section and subsection of the Company Disclosure Schedule or Parent Disclosure Schedule, respectively, to which the applicability of such information is reasonably apparent on its face. The inclusion of any item in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in the Company Disclosure Schedule or Parent Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Company Disclosure Schedule or Parent Disclosure Schedule be deemed or interpreted to expand the scope of the respective party’s representations, warranties or covenants set forth in this Agreement. All attachments to the Company Disclosure Schedule and Parent Disclosure Schedule are incorporated by reference into the section or subsection of Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, in which they are directly or indirectly referenced. The information contained in the Company Disclosure Schedule or Parent Disclosure Schedule is in all events provided subject to and on the terms of the Confidentiality Agreement as though it were Evaluation Material (as such term is defined therein) thereunder.
(d) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of those parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an
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allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of those parties. Consequently, Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
[Signature Page Follows]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
GRUBHUB INC.

By:	/s/ Matt Maloney
	Name:	Matt Maloney
	Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
CHECKERS MERGER SUB I, INC.

By:	/s/ Sophie Versteege
	Name:	Sophie Versteege
	Title:	Secretary
CHECKERS MERGER SUB II, INC.

By:	/s/ Sophie Versteege
	Name:	Sophie Versteege
	Title:	Secretary
JUST EAT TAKEAWAY.COM N.V.

By:	/s/ Jitse Groen
	Name:	Jitse Groen
	Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]
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Annex A-2
EXECUTION VERSION
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
This First Amendment (this “Amendment”) to the Agreement and Plan of Merger, dated as of June 10, 2020 (the “Merger Agreement”), by and among Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub II”), and Grubhub Inc., a Delaware corporation (the “Company”), is made by and among Parent, Merger Sub, Merger Sub II and the Company as of September 4, 2020. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Merger Agreement.
RECITALS
WHEREAS, subject to the terms and conditions set forth in this Amendment, the parties desire to amend the Merger Agreement to extend the End Date.
NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, the parties agree as follows:
AGREEMENT
SECTION 1.1 Extension of End Date. Section 7.1(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:
“(i) if the First Effective Time shall not have occurred on or before December 31, 2021 (the “End Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party hereto if the failure of the First Effective Time to have occurred on or before the End Date was due, in whole or in part, to a breach by such party of its representations and warranties set forth in this Agreement or the failure by such party to perform any of its obligations under this Agreement; or”
SECTION 1.2 Representations and Warranties of the Company. The Company represents and warrants to Parent, Merger Sub and Merger Sub II that:
(a) The Company has all necessary corporate power and authority to execute and deliver this Amendment.
(b) The execution and delivery of this Amendment have been duly authorized and approved by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Amendment.
(c) This Amendment has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
SECTION 1.3 Representations and Warranties of Parent, Merger Sub and Merger Sub II. Parent, Merger Sub and Merger Sub II jointly and severally represent and warrant to the Company that:
(a) Each of Parent, Merger Sub and Merger Sub II has all necessary corporate power and authority to execute and deliver this Amendment.
(b) The execution and delivery of this Amendment have been duly authorized and approved by all necessary corporate action by Parent, Merger Sub and Merger Sub II (including by the Parent Boards and the board of directors of each Merger Sub), and no other corporate action on the part of Parent, Merger Sub or Merger Sub II is necessary to authorize the execution and delivery of this Amendment.
(c) This Amendment has been duly executed and delivered by Parent, Merger Sub and Merger Sub II and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub II, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
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SECTION 1.4 Full Force and Effect. Except to the extent specifically amended hereby, the Merger Agreement remains unchanged and in full force and effect. From and after the execution of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof”, “hereunder” or words of similar import will be deemed to mean the Merger Agreement, as amended by this Amendment, and each reference to the “date hereof”, the “date of this Agreement” or words of similar import will continue to mean June 10, 2020.
SECTION 1.5 Entire Agreement. This Amendment and the Merger Agreement (including the Company Disclosure Schedule and Parent Disclosure Schedule and the exhibits thereto), together with any other instruments delivered hereunder or thereunder and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.
SECTION 1.6 General Provisions. The provisions of Article VIII of the Merger Agreement, to the extent not already set forth in this Amendment, are incorporated herein by reference and form a part of this Amendment as if set forth herein, mutatis mutandis.
[Remainder of this page is intentionally left blank; signature page follows]
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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered as of the date first above written.
GRUBHUB INC.

by	/s/ Matt Maloney
	Name:	Matt Maloney
	Title:	Chief Executive Officer

CHECKERS MERGER SUB I, INC.

by	/s/ Sophie Versteege
	Name:	Sophie Versteege
	Title:	Secretary

CHECKERS MERGER SUB II, INC.

by	/s/ Sophie Versteege
	Name:	Sophie Versteege
	Title:	Secretary

JUST EAT TAKEAWAY.COM N.V.

by	/s/ Brent Wissink
	Name:	Brent Wissink
	Title:	Chief Financial Officer
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Annex B
EXECUTION COPY
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 10, 2020, is entered into by and among Mr. Jitse Groen (“Shareholder”), and Grubhub Inc., a Delaware corporation (the “Company”).
WHEREAS, simultaneously with the execution and delivery of this Agreement, Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned Subsidiary of Parent, Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned Subsidiary of Parent, and the Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified from time to time after the date hereof, the “Merger Agreement”);
WHEREAS, Shareholder or any of its controlled Affiliates are the sole record and beneficial owner of such number of ordinary shares (gewone aandelen), nominal value €0.04 per share, of Parent (each, a “Share”) and sole beneficial owner of the other Equity Interests (as defined herein), in each case, as set forth on Shareholder’s signature page hereto;
WHEREAS, the consummation of the Mergers requires receipt of the Parent Shareholder Approval; and
WHEREAS, as a condition to the Company’s willingness to enter into the Merger Agreement, the Company has requested that Shareholder agree, and Shareholder has agreed to, enter into this Agreement simultaneously with the execution and delivery of the Merger Agreement and abide by the covenants and obligations with respect to such Shareholder’s Covered Shares (as defined herein).
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth in this Agreement, the parties hereby agree as follows:
Section 1. Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings ascribed to them in this Section 1, or if not defined in this Section 1, the respective meanings ascribed to them in the Merger Agreement:
“Additional Owned Shares” means all Shares that are beneficially owned by Shareholder or any of its controlled Affiliates and are acquired after the date hereof and prior to the termination of this Agreement (including through the exercise of stock options, warrants or similar rights, or the vesting, conversion or exchange of securities, or the acquisition of the power to vote or direct the voting of such Shares).
“Affiliate” has the meaning set forth in the Merger Agreement; provided that, for the avoidance of doubt, Gribhold B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Gribhold”), is a controlled Affiliate of Shareholder as of the date hereof; and provided, further, that Parent shall not be deemed to be an Affiliate of Shareholder.
“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 promulgated under the 1934 Act.
“control” (including, with its correlative meaning, “controlled”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Covered Shares” means the Owned Shares and Additional Owned Shares.
“Equity Interests” means (i) any share in the capital of Parent, (ii) any securities (including debt securities) convertible into, or exchangeable or exercisable for, any such shares in Parent’s capital, or (iii) any options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments obligating Parent to issue, transfer or sell any shares in Parent’s capital or other equity interest in Parent or other Parent Securities.
“Existing Pledges” means the pledges vested over, in aggregate, 15,304,796 Owned Shares.

“Owned Shares” means all Shares which are beneficially owned by Shareholder or any of its controlled Affiliates as of the date hereof.
“Permitted Transfer” means (a) a Transfer of Covered Shares solely in connection with the payment of the exercise price and/or the satisfaction of any tax and social security obligations arising from the exercise of any stock options, warrants or similar rights to acquire Shares, or the vesting of any other Equity Interests, (b) a Transfer of Covered Shares with the Company’s prior written consent, (c) a Transfer of Covered Shares (i) to any member of Shareholder’s immediate family or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family or for any bona fide tax planning purposes or (ii) upon the death of Shareholder pursuant to the terms of any trust or will of Shareholder or by the applicable Laws of intestate succession, (d) a Transfer of Covered Shares to a controlled Affiliate of Shareholder, (e) the creation of customary security rights pursuant to the general conditions of a bank operating in the Netherlands based on the General Banking Conditions drawn up in consultation between the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond), or any other general conditions used by, or agreement or arrangement with, a bank operating in the Netherlands to substantially the same effect or (f) the creation of a right of pledge over up to in the aggregate (not including the Existing Pledges) 100,000 Shares and/or other Equity Rights, without granting voting rights to the pledgee; provided that, for purpose of clause (c)(i) and clause (d), prior to the effectiveness of such Transfer, such transferee executes and delivers to the Company a written agreement, in form and substance acceptable to the Company (such acceptance not to be unreasonably withheld, delayed or conditioned), to assume all of Shareholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by the terms of this Agreement with respect to the Covered Shares subject to such Transfer, to the same extent as Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Covered Shares transferred as Shareholder shall have made hereunder (a “Transfer Agreement”).
“Transfer” means, with respect to a Covered Share, the transfer, pledge, hypothecation, encumbrance, granting of a usufruct, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise, including the tendering in any tender or exchange offer) of such Covered Share or the beneficial ownership thereof or any of the economic consequences of ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.
Section 2. Voting Agreement. At any meeting of the shareholders of Parent, including the Parent Shareholders Meeting, however called, and in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought as to a matter described in any of clauses (a) through (e) below (each, a “Parent Stockholder Meeting”), Shareholder hereby agrees that Shareholder shall, and if any of its Covered Shares are held by a nominee for such Shareholder, Shareholder shall cause the holder of record of any such Covered Shares to, including by delivering to the Secretary of the Company a duly executed proxy card: (i) appear at each Parent Stockholder Meeting or otherwise cause all Covered Shares beneficially owned by it as of the record date to be counted as present thereat for purposes of calculating a quorum (if applicable); and (ii) vote (or cause to be voted), by proxy or in person, all Covered Shares beneficially owned by Shareholder as of the relevant record date and entitled to be voted:
(a) for the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization;
(b) at the request of the Company, for the approval of any other matter submitted by Parent for shareholder approval at a Parent Stockholder Meeting related to the Transactions; provided, however, that with respect to such other matter (i) the Parent Boards have recommended that the shareholders of Parent vote to approve such matter at such Parent Stockholder Meeting (and such recommendation has been supported in writing by the Company) and (ii) nothing in this Agreement shall be interpreted as creating an obligation of Parent to submit any such matter of the Company for such shareholder approval or to recommend that the shareholders of Parent vote to approve any such matter;
(c) against any Parent Takeover Proposal, any agreement providing for any Parent Takeover Proposal or any matter submitted for shareholder approval at a Parent Stockholder Meeting related to a Parent Takeover Proposal; and
(d) against any proposal, action or agreement that would reasonably be expected to (i) prevent or nullify any provision of this Agreement, (ii) result in a material breach of any covenant, representation, warranty or any other obligation or agreement contained in the Merger Agreement or this Agreement, (iii) result in any condition to the consummation of the Mergers set forth in Article VI of the Merger Agreement not being satisfied or (iv) prevent or materially delay, frustrate or impede the approval, implementation or consummation of any of the Transactions, or any of the documentation or transactions included in, contemplated by, or in connection with, the Merger Agreement or this Agreement.
Additionally, Shareholder shall not, and shall cause its controlled Affiliates not to, propose, commit or agree to take, or publicly affirmatively support, any action inconsistent with any of the foregoing clauses (a) through (d).
Section 3. No Disposition or Adverse Act. Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, Shareholder shall not, and shall cause its controlled Affiliates not to, (i) Transfer, offer to Transfer or consent to any Transfer of any or all of the Covered Shares, other Equity Interests beneficially owned by Shareholder or one of its controlled Affiliates, or any interest in such Covered Shares or other Equity Interests, without the prior written consent of the Company (other than Permitted Transfers, in which case, where so required in accordance with the terms of this Agreement, such transferee shall deliver to the Company a Transfer Agreement), (ii) enter into any contract, option or other agreement with respect to any Transfer (other than Permitted Transfers, in which case, where so required in accordance with the terms of this Agreement, such transferee shall deliver to the Company a Transfer Agreement) of any or all Covered Shares, other Equity Interests beneficially owned by Shareholder or one of its controlled Affiliates, or any interest in such Covered Shares or other Equity Interests, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares or other Equity Interests beneficially owned by Shareholder or one of its controlled Affiliates inconsistent with Shareholder’s voting or consent obligations in Section 2, (iv) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares or other Equity Interests inconsistent with Shareholder’s voting or consent obligations in Section 2 or (v) dispose of shares or any other equity interests in, or take any other action with respect to, any of Shareholder’s controlled Affiliates that holds one or more Covered Shares such that any such controlled Affiliate would no longer be a controlled Affiliate of Shareholder. Any attempted Transfer of Covered Shares, other Equity Interests or any interest therein in violation of this Section 3 shall be null and void.
Section 4. Additional Agreements.
(a) Certain Events. In the event of any stock split, stock dividend, merger, demerger, reorganization, recapitalization or other change in the capital structure of Parent affecting the Covered Shares or the acquisition by Shareholder or any of its controlled Affiliates of Additional Owned Shares or other Equity Interests, this Agreement and the obligations hereunder shall automatically attach to any Additional Owned Shares or other Equity Interests issued to or acquired (and owned or beneficially owned) by Shareholder or any of its controlled Affiliates.
(b) Update of Beneficial Ownership Information. Promptly following the written request of the Company or upon the acquisition of any Covered Shares or other Equity Interests, Shareholder will send to the Company a written notice setting forth the number of Covered Shares and other Equity Interests beneficially owned by Shareholder or by its controlled Affiliates who become holders of the Covered Shares or Equity Interests, as applicable.
(c) Waiver of Rights and Actions. Shareholder hereby (i) waives and agrees not to, and Shareholder shall cause its controlled Affiliates not to, exercise any rights to object to or challenge the consummation of any of the Mergers or any other Transactions and (ii) agrees not to, and Shareholder shall cause its controlled Affiliates not to, bring, commence, institute, maintain, join in, prosecute or voluntarily aid, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, appeal or proceeding, derivative or otherwise, against Parent, the Company, their respective directors or officers or any of their respective successors, in each case relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of any of the Mergers or any other Transactions, including any claim (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, (y) alleging a breach of any fiduciary duty of any of the Parent Boards (or any member thereof) in connection with this Agreement, the Merger Agreement, the Mergers or any other Transactions or (z) making any claim with respect to public disclosures by Parent or the Company in connection with the Merger Agreement, this Agreement, the Mergers or any other Transactions.
(d) Communications. Shareholder hereby (i) consents to and authorizes the publication and disclosure by Parent and the Company of Shareholder’s identity and holding of Covered Shares, and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement, in any public disclosure document required by applicable Law (including in any filings with the SEC) in connection with the Transactions and (ii) agrees as promptly as practicable to notify Parent and the Company of any required corrections with respect to any written information supplied by Shareholder specifically for use in any such disclosure document.
Section 5. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to the Company as follows:
(a)  Title. As of the date hereof, either Shareholder or Gribhold is the sole record and beneficial owner of the Shares and Shareholder is the beneficial owner of the other Equity Interests, in each case, set forth on Shareholder’s signature page hereto (the “Disclosed Owned Shares”). To the extent the Disclosed Owned Shares are Shares, they are fully paid up. The Disclosed Owned Shares constitute all of the Shares and other Equity Interests owned of record or beneficially by Shareholder or its controlled Affiliates as of the date hereof, and neither Shareholder nor any of its controlled Affiliates is the beneficial owner of any other Shares or other Equity Interests. Either Shareholder or Gribhold has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 and all other matters set forth in this Agreement (except Section 3), in each case with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights (except for under the Existing Pledges regarding the voting rights becoming exercisable by the pledgee or, in case of execution of any of the Existing Pledges, a third party), subject to applicable securities Laws and the terms of this Agreement. Other than pursuant to the Existing Pledges, either Shareholder or Gribhold has sole power of disposition and sole power to issue instructions with respect to the matters set forth in Section 3, in each case with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement. Other than pursuant to the Existing Pledges, as of the date hereof, neither Shareholder nor any of its controlled Affiliates has entered into any agreement to Transfer any Owned Shares. Except as permitted by this Agreement, the Covered Shares are now, and at all times during the term hereof will be, held by Shareholder or any of its controlled Affiliates (except in case of an execution of any of the Existing Pledges), or by a nominee or custodian for the benefit of Shareholder or any of its controlled Affiliates, free and clear of any Liens (other than the Existing Pledges), subject to applicable securities Laws and the terms of this Agreement.
(b)  Authority. Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by Shareholder of its obligations hereunder or the consummation by Shareholder of the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Shareholder, and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(c)  No Conflict or Default. No filing with, and no permit, order or authorization of, consent or approval of, or registration, declaration or filing with, any Governmental Authority or any other Person is necessary for the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby and the compliance by Shareholder with the provisions hereof. None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Shareholder or any of its controlled Affiliates is a party or by which Shareholder, any of its controlled Affiliates or any of Shareholder’s or any of its controlled Affiliate’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Authority that is applicable to Shareholder, any of its controlled Affiliates or any of Shareholder’s or any of its controlled Affiliate’s properties or assets or (iii) constitute a violation by Shareholder or any of its controlled Affiliates of any applicable Law or regulation of any jurisdiction, and in each case, except for any conflict, breach, default or violation described above which would not adversely affect in any material respect the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
(d)  No Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Shareholder, threatened against Shareholder or any of its controlled Affiliates at law or in equity before or by any Governmental Authority that would reasonably be expected to prevent or materially delay or impair the ability of Shareholder to perform timely its obligations under this Agreement.
(e) No Fees. Neither Shareholder (other than in Shareholder’s capacity as a director of Parent) nor any of its controlled Affiliates has retained or authorized to act any investment banker, broker, finder, financial advisor or other intermediary or advisor who might be entitled to any investment banker’s, broker’s, finder’s, financial advisor’s, success, opinion or other similar fee or commission from Shareholder or any of Shareholder’s Affiliates in connection with this Agreement, the Merger Agreement or the Transactions.
Section 6. Representations and Warranties of the Company. The Company hereby represents and warrants to Shareholder as follows:
(a) Authority. The Company has all necessary corporate or other applicable power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company has adopted resolutions approving the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn. No other corporate action (including any shareholder vote or other action) on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and execution and delivery hereof by Shareholder, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b) No Conflict or Default. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated by this Agreement, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of the Company or (ii) violate any Law applicable to the Company or any of its Subsidiaries. No consent is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated by this Agreement, other than such consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.
Section 7. Reliance. Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.
Section 8. Termination. This Agreement shall terminate upon the earliest of (a) the mutual written agreement of each of the parties hereto, (b) immediately following the Closing, (c) the termination of the Merger Agreement in accordance with its terms, (d) the occurrence of a Parent Adverse Recommendation Change and (e) such date and time as the Merger Agreement shall have been materially amended or materially supplemented or any material provision thereof waived (in each case, in accordance with the terms of the Merger Agreement) without the prior written consent of Shareholder, in a manner (A) that materially increases the Merger Consideration payable to the holders of the Shares (other than adjustments in accordance with the terms of the Merger Agreement) or (B) that is materially adverse to Shareholder relative to other shareholders of Parent (excluding, in all cases, any amendment, supplement or waiver affecting, or with respect to, the directors, officers or employees of Parent); provided, that (i) nothing in this Agreement shall relieve any party hereto from liability for any breach of this Agreement prior to its termination and (ii) Section 4(c), this Section 8 and Section 9 (excluding clauses (b) and (c) thereof), shall survive any termination of this Agreement. For the avoidance of doubt, with respect to any provisions of this Agreement that survive termination of this Agreement in accordance with this Section 8, any defined terms used in such provisions (including any terms defined in the Merger Agreement, which shall have the meanings set forth therein notwithstanding any termination of the Merger Agreement) shall continue to have the same meanings as such defined terms had prior to such termination.
Section 9. Miscellaneous.
(a) No Limitation. Nothing in this Agreement shall be construed to prohibit, limit or affect Shareholder from (i) taking any action (or omitting to take any action) solely in his capacity as a director of Parent, including in exercising rights under the Merger Agreement and/or from taking any action with respect to any Parent Takeover Proposal solely in his capacity as such a director and (ii) exercising his fiduciary duties as a director to Parent or its stakeholders.
(b) Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, Shareholder agrees to, and shall cause its controlled affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the arrangements contemplated hereby. Promptly following the Company’s reasonable written request and without further consideration, Shareholder shall, and shall cause its controlled Affiliates to, execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the arrangements contemplated hereby.
(c)  Binding on Successors. Without limiting any other rights the Company may have hereunder in respect of any Transfer of the Covered Shares, Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by Shareholder and its controlled Affiliates and shall be binding upon any Person to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of Law or otherwise, including, without limitation, Shareholder’s heirs, guardians, administrators, representatives or successors.
(d) No Ownership Interest. Shareholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed, upon execution, to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and the Company shall not have any authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct Shareholder in the voting of any of the Covered Shares, except as otherwise provided in this Agreement. Nothing in this Agreement shall be interpreted as creating or forming a “group” or “concert” with any other Person, including Parent or the Company, for purposes of Rule 13d-5(b)(1) of the 1934 Act, Chapter 5.3 or 5.5 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) or any other similar provision of applicable Law or of conferring upon Parent or the Company beneficial ownership of any Covered Shares.
(e) Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such fees or expenses.
(f) Amendment or Supplement. This Agreement may only be amended or supplemented at any time by additional written agreements signed by, or on behalf of, the parties hereto, as may mutually be determined by the parties to be necessary, desirable or expedient to further the purpose of this Agreement or to clarify the intention of the parties.
(g) Waiver. Any party may, to the extent permitted by applicable Law, (i) waive any inaccuracies in the representations and warranties of any other party hereto, (ii) extend the time for the performance of any of the obligations or acts of any other party hereto or (iii) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company or Shareholder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other party. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.
(i) Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other party. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto, it being understood and agreed that all parties hereto need not sign the same counterpart. Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
(j) Entire Agreement. This Agreement, together with any other instruments delivered hereunder, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.
(k) Governing Law; Jurisdiction.
(i) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that any provisions of this Agreement which expressly relate to the fiduciary duties of directors which arise under the laws of the Netherlands shall be governed by, and construed in accordance with, the laws of the Netherlands.
(ii) Each party hereto hereby agrees that all actions and proceedings arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and each party hereto irrevocably and unconditionally agrees that (A) it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (B) it will not commence any such action or proceeding except in such courts, (C) it will waive, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, (D) it will waive, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts and (E) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(iii) Each party hereto irrevocably consents to the service of summons and complaint and any other process whether inside or outside the territorial jurisdiction of the courts referred to in this Section 9(k) in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9(n). However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(iv) Shareholder shall, no later than ten (10) Business Days following the date of this Agreement, irrevocably appoint in accordance with applicable Law a registered agent for service of process in the State of Delaware to accept and acknowledge service of any and all processes against it in any Action by a party hereto permitted under the terms of this Agreement, with the same effect as if Shareholder had been lawfully served with such process in such jurisdiction and shall maintain such an agent for service and process for the duration of this Agreement, and Shareholder waives all claims of error by reason of such service; provided that the party hereto effecting such service shall also deliver a copy thereof on the date of such service to the other party hereto by facsimile in accordance with Section 9(n). Shareholder shall confirm such irrevocable appointment and communicate the identity and address of such registered agent to the Company within two (2) Business Day of such irrevocable appointment.
(l) WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(l).
(m) Specific Enforcement. The parties hereto agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason. In the event any party hereto seeks any remedy referred to in this Section 9(m), such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9(m) and each party hereto waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9(m), a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to a party hereto under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9(m) are not available or otherwise are not granted, and (ii) nothing contained in this Section 9(m) shall require any party hereto to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 9(m) before exercising any termination right under Section 8 (or pursuing damages after such termination), nor shall the commencement of any action pursuant to this Section 9(m) or anything contained in this Section 9(m) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

(n) Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing and shall be deemed given if (i) emailed (which is confirmed), (ii) delivered personally (which is confirmed) with a copy by email or (iii) sent by overnight courier (providing proof of delivery) with a copy by email to the parties at the following addresses:
if to the Company, to:

Grubhub Inc.
5 Bryant Park, 15th Floor
New York, NY 10018
Attention:	Maggie Drucker, Chief Legal Officer and Secretary
Email:	mdrucker@grubhub.com
with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Daniel Wolf
Laura Sullivan
Email:	daniel.wolf@kirkland.com
laura.sullivan@kirkland.com
and

NautaDutilh N.V.
Beethovenstraat 400
1082 PR Amsterdam
The Netherlands
Attention:	Stefan Wissing
Email:	stefan.wissing@nautadutilh.com
if to Shareholder, to:

Jitse Groen
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
Email:	jitse.groen@takeaway.com
with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	G.J. Ligelis Jr.
Email:	gligelisjr@cravath.com

and

De Brauw Blackstone Westbroek N.V.
Claude Debussylaan 80
1082 MD Amsterdam
The Netherlands
Attention:	Klaas de Vries
Email:	klaas.devries@debrauw.com
or such other U.S. address or email address as such party may hereafter specify by like notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
(o) Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.
(p) Interpretation.
(i) When a reference is made in this Agreement to a Section, such reference shall be to a section of this Agreement unless otherwise indicated. The headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”
(ii) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer, and Shareholder has signed this Agreement, as of the date first written above.
GRUBHUB INC.

By:	/s/ Matt Maloney
Name:	Matt Maloney
Title:	Chief Executive Officer
[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer, and Shareholder has signed this Agreement, as of the date first written above.
SHAREHOLDER

/s/ Jitse Groen
Name: Jitse Groen

DISCLOSED OWNED SHARES

15,318,766 Shares; and 29,775 other Equity Interests (including 5,780 options and 23,995 conditional options)
[Signature Page to Voting and Support Agreement]

Annex C

June 10, 2020
The Board of Directors
Grubhub Inc.
111 W. Washington Street
Suite 2100
Chicago, IL 60602
Members of the Board of Directors:
We understand that Grubhub Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of June 10, 2020 (the “Merger Agreement”), with Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub II”), pursuant to which (A) Merger Sub will be merged with and into the Company (the “Initial Merger”) with the Company as the surviving corporation in the merger (the “Initial Surviving Company”) and (B) immediately following the Initial Merger, the Initial Surviving Company in the Initial Merger will merge with and into Merger Sub II (the “Subsequent Merger” and together with the Initial Merger, the “Mergers”). As a result of the Mergers, (1) each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), other than Excluded Shares, will be converted into and become one share of common stock, par value $0.0001 per share, of the Initial Surviving Company (the “Initial Surviving Company Stock”), and each share of Initial Surviving Company Stock will be automatically exchanged for 0.6710 (the “Exchange Ratio”) American depositary shares of Parent (the “Parent ADSs”) against the deposit of the requisite number of underlying ordinary shares in the share capital of Parent with a nominal value of €0.04 per share (the “Parent Ordinary Shares”) in accordance with the Deposit Agreement or (2) (i) upon Parent’s reasonable determination, Parent may, or (ii) upon the Company’s reasonable request, to the extent reasonably practicable, Parent will, permit (but not obligate) holders of shares of Company Common Stock to elect to receive a number of Parent Ordinary Shares (or CREST depositary interests eligible for trading through CREST representing beneficial ownership interests in a number of Parent Ordinary Shares) equal to the Exchange Ratio for each outstanding share of Company Common Stock in lieu of the Parent ADSs. The terms and conditions of the Mergers are more fully set forth in the Merger Agreement and the terms used herein and not defined shall have the meaning ascribed thereto in the Merger Agreement.
The Board of Directors has asked us whether, in our opinion, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock, other than Excluded Shares.

The Board of Directors
Grubhub Inc.

In connection with rendering our opinion, we have, among other things:
(i)	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)
reviewed certain non-public historical operating data and assumptions relating to the Company prepared and furnished to us by management of the Company and approved for use in connection with this opinion by the management of the Company;

(iii)
reviewed certain projected financial data relating to the Company and furnished to us by the management of the Company, as approved for our use by the Company, and certain projected financial data relating to Parent based on Wall Street research, as adjusted and approved for our use by the Company (collectively, the “Forecasts”), including certain operating synergies prepared by the management of the Company expected to result from the Mergers, as approved for our use by the Company (the “Synergies”);

(iv)
discussed with managements of the Company and Parent their assessment of the past and current operations of Parent, the current financial condition and prospects of Parent and the Forecasts relating to Parent, and discussed with management of the Company its assessment of the past and current operations of the Company, the current financial condition and prospects of the Company and the Forecasts;

(v)	performed discounted cash flow analyses on the Company based on the Forecasts and other data provided by the management of the Company, as applicable;
(vi)	performed discounted cash flow analyses on Parent based on the Forecasts and other data provided by the management of the Company, as applicable;
(vii)	reviewed the reported prices and the historical trading activity of the Company Common Stock and the Parent Ordinary Shares;
(viii)	compared the financial performance of the Company and Parent and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(ix)
reviewed the acquisition premia for acquisition transactions announced during the time from January 1, 2010 to June 5, 2020 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were greater than $1 billion;

(x)	reviewed the financial terms and conditions of the Merger Agreement; and
(xi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the managements of the Company and Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and Parent and the other matters covered thereby. We have relied, at the direction of the Company, on the assessments of the management of the Company as to Parent’s ability to achieve the Synergies and have assumed with your consent, that the Synergies will be realized in the amounts and at the times projected. We express no view as to the Forecasts, including the Synergies, or the assumptions on which they are based.

The Board of Directors
Grubhub Inc.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Mergers will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Mergers will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company, Parent or the consummation of the Mergers or reduce the contemplated benefits to the holders of the Company Common Stock of the Mergers.
We have not conducted a physical inspection of the properties or facilities of the Company or Parent and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, other than Excluded Shares, from a financial point of view, of the Exchange Ratio pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Mergers, including, without limitation, the structure or form of the Mergers, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Mergers. We do not express any view on, and our opinion does not address, what the value of the Parent ADSs or the Parent Ordinary Shares actually will be when issued or the prices at which shares of Company Common Stock, the Parent ADSs or the Parent Ordinary Shares will trade at any time, including following announcement or consummation of the Mergers. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Mergers, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Mergers. We are not expressing any opinion as to the prices at which shares of Company Common Stock, Parent ADSs, or the Parent Ordinary Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Mergers or as to the impact of the Mergers on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

The Board of Directors
Grubhub Inc.

We have acted as financial advisor to the Company in connection with the Mergers and have received retainer fees for our services and will receive additional fees, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Mergers. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent and we have not received any compensation from Parent during such period. We may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Mergers and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.
Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Mergers. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Mergers.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock, other than Excluded Shares.
Very truly yours,

EVERCORE GROUP L.L.C.
By:
Naveen Nataraj
Senior Managing Director

Annex D
UNOFFICIAL TRANSLATION
ARTICLES OF ASSOCIATION OF
JUST EAT TAKEAWAY.COM N.V.
(as per 31 January 2020)
ARTICLES OF ASSOCIATION:
Chapter 1
Definitions.
Article 1.
In these articles of association each of the following terms has the meaning as defined below:
AFM	:	the Netherlands Authority for Financial Markets (Stichting Autoriteit Financiële Markten);
AFM Register	:	the register as referred to in section 1:107 Dutch Financial Supervision Act (Wet op het financieel toezicht) kept by AFM, which is accessible through the website of AFM;
Annual Accounts	:	the annual accounts referred to in section 2:361 BW;
Auditor	:	a registered accountant or another expert, as referred to in section 2:393(1) BW;
BW	:	the Dutch Civil Code;
CEO	:	a Managing Director with the title Chief Executive Officer or CEO;
Central Institute	:	a central institute as referred to in the Wge;
Chairman	:	a Supervisory Director with the title Chairman;
CFO	:	a Managing Director with the title Chief Financial Officer or CFO;
Collective Depot	:	a collective depot as referred to in the Wge;
Company	:	the limited liability company, the organisation of which is laid down in these articles of association;
Company Secretary	:	a person acting as secretary of the Company pursuant to article 7.1.4;
General Meeting	:	the corporate body that consists of Shareholders and all other Persons with Meeting Rights / the meeting in which Shareholders and all other Persons with Meeting Rights assemble;
Giro Depot	:	a giro depot as referred to in the Wge;
Gribhold	:	Gribhold B.V., a private company with limited liability, registered with the Trade Register under number: 06089183;
Group Company	:	a group company as referred to in section 2:24b BW;
Intermediary	:	an intermediary as referred to in the Wge;
Management Board	:	the corporate body entrusted with the management of the Company;
Management Board Rules	:	rules of the Management Board governing its internal proceedings, providing for the division of its duties among the Managing Directors and setting out the adoption of resolutions;
Management Report	:	the management report referred to in section 2:391 BW;
Managing Director	:	a member of the Management Board;
Meeting Rights	:	the right to attend the General Meeting and to address such meeting, either in person or by proxy authorised in writing;
Persons with Meeting Rights	:	Shareholders as well as holders of a right of usufruct and holders of a right of pledge with Meeting Rights, subject to article 8.4.1;
Persons with Voting Rights	:	Shareholders with voting rights as well as holders of a right of usufruct and holders of a right of pledge with voting rights, subject to article 8.4.1;
Record Date	:	the twenty-eighth (28th) day prior to a General Meeting;
Share	:	an ordinary share in the share capital of the Company;
Shareholder	:	a holder of a Share;

Subsidiary	:	a subsidiary as referred to in section 2:24a BW;
Supervisory Board	:
the corporate body entrusted with the statutory supervision of the policies of the Management Board and the other responsibilities imposed on the Supervisory Board by the law and these articles of association;

Supervisory Board Rules	:	rules of the Supervisory Board governing its internal proceedings;
Supervisory Director	:	a member of the Supervisory Board;
Vice-Chairman	:	a Supervisory Director with the title Vice- Chairman; and
Wge	:	the Dutch Act on Securities Transactions by Giro
(Wet giraal effectenverkeer).
Chapter 2
Name. Corporate seat.
Article 2.1.
The name of the Company is: Just Eat Takeaway.com N.V.
Its corporate seat is in Amsterdam, the Netherlands, and it may establish branch offices elsewhere.
Objects.
Article 2.2.
The Company’s objects are:
a.	to incorporate, participate in and conduct the management of other companies and enterprises;
b.	to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises;
c.	to acquire, dispose of, manage and utilize real property, personal property and other goods, including patents, trademark rights, licenses, permits and other industrial property rights;
d.
to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness and to enter into agreements in connection with aforementioned activities; and

e.	to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, group companies and third parties, the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.
Chapter 3
Share structure.
Article 3.1.
3.1.1.
The authorised share capital of the Company amounts to sixteen million euro (EUR 16,000,000) and is divided into four hundred million (400,000,000) Shares, each with a nominal value of four eurocents (EUR 0,04).

3.1.2.	The Shares shall be in registered form and shall be consecutively numbered from 1 onwards.
3.1.3.	No share certificates shall be issued.
Issue of Shares.
Article 3.2.
3.2.1.
Shares are issued pursuant to a resolution of the Management Board that has been approved by the Supervisory Board, provided that the Management Board has been authorised to do so by a resolution of the General Meeting for a specific period. The resolution of the General Meeting granting this authorisation will determine the number of Shares that may be issued. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

3.2.2.
If and insofar as the Management Board is not authorised as referred to in article 3.2.1, the General Meeting is entitled to resolve to issue Shares upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board.

3.2.3.
Articles 3.2.1 and 3.2.2 equally apply to a grant of rights to subscribe for Shares, but shall not apply to an issue of Shares to a person who exercises a previously acquired right to subscribe for Shares.

3.2.4.	Save for the provisions of section 2:80 BW, the issue price may not be below the nominal value of the Shares.
3.2.5.	Shares shall be issued in accordance with the provisions of sections 2:86c and 2:96 BW.
3.2.6.
Upon issue of a Share, the Company may effect the transfer for the purpose of incorporation in the Giro Depot and a Collective Depot respectively, without cooperation of other participants or the cooperation of other Intermediaries. That transfer will be effected by the Company entering the Share in the register of Shareholders in the name of the Central Institute or the Intermediary, thereby stating the fact that the Share has become part of the Giro Depot or the Collective Depot and setting out the other details as referred to in article 6.1.3, and by the Central Institute or the Intermediary accepting the transfer.

Payment for Shares.
Article 3.3.
3.3.1.	Shares may only be issued against payment in full of the amount at which such Shares are issued and with due observance of the provisions of sections 2:80a and 2:80b BW.
3.3.2.	Payment on a Share must be made in cash, provided no alternative contribution has been agreed.
3.3.3.	Payment on a Share in cash may be made in a foreign currency if the Company agrees to this.
3.3.4.	The Company may grant loans for the purpose of a subscription for or an acquisition of Shares subject to any applicable statutory provisions.
3.3.5.	The Management Board may perform legal acts as referred to in section 2:94 BW without the approval of the General Meeting.
Pre-emptive rights.
Article 3.4.
3.4.1.
Upon the issue of Shares, each holder of Shares has a pre-emptive right to acquire newly issued Shares, in proportion to the aggregate amount of his or her Shares, it being understood that this pre-emptive right shall not apply to:

a.	Shares that are issued to employees of the Company or employees of a Group Company; and
b.	Shares that are issued that are paid for in kind.
3.4.2.
Pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board. The Management Board is authorised to resolve, subject to the approval of the Supervisory Board, on the limitation or exclusion of the pre-emptive right if and to the extent the Management Board has been designated by the General Meeting. Unless provided otherwise in the designation, the designation cannot be cancelled.

A resolution of the General Meeting to limit or exclude the pre-emptive rights and a resolution to designate the Management Board as referred to in this article 3.4.2 requires a two-thirds (2/3) majority of the votes cast if less than one-half (1/2) of the issued share capital is represented at a General Meeting.
3.4.3.
The General Meeting, or the Management Board if so authorised in accordance with article 3.2.1, will, when adopting a resolution to issue Shares, determine how and the exact time period when a pre-emptive right may be exercised.

3.4.4.
The Company shall announce the issue of Shares subject to pre-emptive rights and the time period when those rights can be exercised in a manner as is prescribed by applicable law and applicable stock exchange regulations, including but not limited to an announcement published by electronics means.

3.4.5.
This article 3.4 equally applies to (i) a sale of Shares held by the Company and (ii) a grant of rights to subscribe for Shares, but shall not apply to an issue of Shares to a person who exercises a previously acquired right to subscribe for Shares. In respect of a sale of Shares held by the Company (i) the last sentence of article 3.4.2 does not apply and (ii) the determination as referred to in article 3.4.3 is made by the Management Board.

Chapter 4
Acquisition of Shares.
Article 4.1.
4.1.1.
The Company may acquire Shares if and to the extent the General Meeting has authorised the Management Board for this purpose and with due observance of applicable statutory provisions. The authorisation will only be valid for a specific period. The resolution of the Management Board to acquire fully paid-up Shares is subject to approval of the Supervisory Board.

4.1.2.
The authorisation of the General Meeting as referred to in article 4.1.1 is not required if the Company acquires Shares for the purpose of transferring those Shares, under an applicable employee stock purchase plan, to employees of the Company or a Group Company, provided those Shares are quoted on the official list of any stock exchange.

Capital reduction.
Article 4.2.
The General Meeting, upon proposal of the Management Board, which proposal has been approved by the Supervisory Board, may resolve to reduce the issued share capital by (i) reducing the nominal value of Shares, or (ii) cancelling Shares which the Company holds in its own share capital or of which the Company holds the issued depositary receipts.
Chapter 5
Form of transfer of Shares.
Article 5.1.
5.1.1.	The transfer of rights a Shareholder holds with regard to Shares included in the Giro Depot or Collective Depot must take place in accordance with the provisions of the Wge.
5.1.2.
The transfer of a Share requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on the Company will be the equivalent of acknowledgement as stated in this article 5.1.2.

5.1.3.
If a Share is transferred for the purpose of incorporation in a Collective Depot, the transfer shall be accepted by the relevant Intermediary. If a Share is transferred for incorporation in the Giro Depot, the Central Institute shall accept the transfer. The transfer and acceptance may take place without the cooperation of the other participants in the Collective Depot and without the cooperation of other Intermediaries.

5.1.4.	Delivery (uitlevering) of Shares which belong to a Collective Depot or a Giro Depot may only take place with due observance of the provisions of Section 26 and Section 45 Wge.
5.1.5.
An Intermediary may transfer Shares for the purpose of inclusion in the Giro Depot and, to the extent that delivery may take place, delivery from the Collective Depot without the cooperation of the other participants. The Central Institute may, to the extent that delivery may take place, deliver from the Collective Depot for inclusion in a Collective Depot without the cooperation of the other participants.

5.1.6.
Article 5.1.2 applies mutatis mutandis to the transfer of a limited right to a Share not included in the Giro Depot, provided that a pledge may also be created without acknowledgement by or service of notice on the Company and that section 3:239 BW applies, in which case acknowledgement by or service of notice on the Company will replace the announcement referred to in section 3:239(3) BW.

Chapter 6
Shareholders register.
Article 6.1.
6.1.1.	The Management Board shall keep a register of Shareholders. The register must be regularly updated.
6.1.2.	Each Shareholder’s name, his or her address and such further information as required by law or considered appropriate by the Management Board must be recorded in the register.
6.1.3.
If shares, as referred to in the Wge belong to (i) a Collective Depot, of which shares form part kept by an Intermediary or (ii) a Giro Depot, of which shares form part, as being kept by a Central Institute, the name and address of the Intermediary or the Central Institute shall be entered in the register of Shareholders, stating the date on which those shares became part of a Collective Depot or the Giro Depot, the date of acknowledgement by or giving of notice to as well as the paid-up amount on each share.

6.1.4.	The register may be kept in several copies and in several places.
6.1.5.
Upon his or her request, the Company shall provide a Shareholder free of charge with written evidence of the contents of the register with regard to the Shares registered in his or her name. The statement issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Management Board.

6.1.6.	The provisions of articles 6.1.2 and 6.1.5 equally apply to persons who hold a right of usufruct or a right of pledge on one or more Shares.
Joint holding.
Article 6.2.
The persons jointly entitled to a joint ownership of Shares, not being a community of property as referred in the Wge, which contains those Shares or a restricted right to those Shares may only be represented vis-à-vis the Company by one (1) person jointly designated by them in writing for that purpose.
The Management Board may, whether or not subject to certain conditions, grant an exemption from the first sentence of this article 6.2.
Right of pledge.
Article 6.3.
6.3.1.	A right of pledge may be established on Shares.
6.3.2.
If a Share is encumbered with a right of pledge, the voting right attached to that Share vests in the Shareholder, unless at the creation of the pledge the voting right was granted to the pledgee. Holders of a right of pledge with voting rights have Meeting Rights. Holders of a right of pledge without voting rights do not have Meeting Rights.

6.3.3.	Shareholders who as a result of the granting of a right of pledge do not have voting rights have Meeting Rights.
Right of usufruct.
Article 6.4.
6.4.1.	A right of usufruct may be established on Shares.
6.4.2.
If a Share is encumbered with a right of usufruct, the voting right attached to that Share will vest in the Shareholder, unless at the creation of the right of usufruct the voting right has been granted to the holder of the right of usufruct.

6.4.3.	Shareholders who as a result of the granting of a right of usufruct do not have voting rights have Meeting Rights. Holders of a right of usufruct who have no voting rights have no Meeting Rights.

Chapter 7
Management Board. Supervisory Board. Company Secretary.
Article 7.1.
7.1.1.	The Company will be managed by a Management Board under the supervision of a Supervisory Board.
7.1.2.
Each Managing Director shall perform his or her duties properly vis-à-vis the Company. These duties include all managing duties that have not been allocated to one or more other Managing Directors by law or by these articles of association. In fulfilling their tasks, the Managing Directors must be guided by the interests of the Company and its business enterprise. Each Managing Director is responsible for the Company’s general course of affairs.

7.1.3.
The Supervisory Board shall carry out the supervision of the policies of the Management Board and of the general course of the Company’s affairs and its business enterprise. The Supervisory Board shall support the Management Board with advice. In fulfilling their duties the Supervisory Directors must be guided by the interests of the Company and its business enterprise.

7.1.4.
The Management Board appoints the Company Secretary with the approval of the Supervisory Board. The Management Board may at all times dismiss the Company Secretary with the approval of the Supervisory Board.

Management Board: appointment, suspension and dismissal.
Article 7.2.
7.2.1.
The Management Board shall consist of two (2) or more Managing Directors. The Supervisory Board shall determine the exact number of Managing Directors. Managing Directors will be appointed by the General Meeting. One of the Managing Directors shall be appointed as CEO and one of the Managing Directors shall be appointed as CFO. The Supervisory Board may grant other titles to other Managing Directors (if appointed).

7.2.2.	If a Managing Director is to be appointed, the Supervisory Board will make a binding nomination.
The General Meeting may at all times overrule the binding nomination by a resolution adopted by at least an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital. If the General Meeting overrules the binding nomination, a new meeting shall be convened and the Supervisory Board shall make a new binding nomination. A second general meeting as referred to in section 2:120(3) BW cannot be convened in respect of matters referred to in this article.
The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered.
7.2.3.
If no nomination has been made by the Supervisory Board within sixty (60) days after it has been requested to do so by the Management Board, this must be stated in the notice and the Management Board will make a non-binding nomination. If no nomination has been made by the Management Board, this must be stated in the notice as well and the General Meeting may appoint a Managing Director at its discretion.

7.2.4.
A Managing Director is appointed for a term up to, at the latest, the end of the annual General Meeting held in the calendar year following the calendar year of appointment, or, in case a Managing Director is appointed upon a binding nomination, the term set out in such nomination. In each case, in no instance shall the term of appointment of a Managing Director end for as long as such resignation would result in no Managing Directors being in office. Managing Directors may be reappointed with due observance of this article 7.2.4.

7.2.5.	The Supervisory Board may propose to the General Meeting to suspend or dismiss a Managing Director.
7.2.6.
If the suspension or dismissal of a Managing Director was proposed to the General Meeting by the Supervisory Board, the resolution is adopted by an absolute majority of the votes cast without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Managing Director with an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital.

7.2.7.
The Supervisory Board may also at all times suspend but not dismiss a Managing Director. A General Meeting must be held within three (3) months after a suspension of a Managing Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three (3) months, with articles 7.2.5 and 7.2.6 taken into account. The suspended Managing Director must be given the opportunity to account for his or her actions at that meeting.

If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Managing Director, the suspension will terminate after the period of suspension has expired.
7.2.8.
If one or more Managing Directors are prevented from acting, or in the case of a vacancy or vacancies for one or more Managing Directors, the remaining Managing Directors will temporarily be in charge of the management, without prejudice to the right of the Supervisory Board to appoint a temporary Managing Director to replace the Managing Director concerned.

If all Managing Directors are prevented from acting or there are vacancies for all Managing Directors, the Supervisory Board will temporarily be in charge of the management; the Supervisory Board will be authorised to designate one or more temporary Managing Directors.
Management Board: remuneration.
Article 7.3.
7.3.1.	The Company has a policy in respect of the remuneration of the Management Board. The policy is adopted by the General Meeting upon the proposal of the Supervisory Board.
7.3.2.	The remuneration of the Managing Directors is determined by the Supervisory Board with due observance of the remuneration policy adopted by the General Meeting.
7.3.3.	A proposal with respect to remuneration schemes in the form of Shares or rights to Shares must be submitted by the Supervisory Board to the General Meeting for its approval.
This proposal must set out at least the maximum number of Shares or rights to Shares to be granted to Managing Directors and the criteria for granting or amendment.
Management board: internal proceedings.
Article 7.4.
7.4.1.	The Management Board may draw up Management Board Rules. The adoption and amendment of these Management Board Rules is subject to the approval of the Supervisory Board.
7.4.2.	The Management Board may institute committees from among its members.
7.4.3.
The Management Board shall meet whenever a Managing Director so requires. The Management Board will adopt its resolutions by an absolute majority of the votes cast, unless the Management Board Rules provide otherwise. In a tie vote the resolution will be adopted by the Supervisory Board, unless there are more than two (2) Managing Directors entitled to vote, in which case the CEO shall have a casting vote.

7.4.4.
The Supervisory Board may decide that specific resolutions of the Management Board require its approval. Such resolution must be clearly defined in the Management Board Rules or in a resolution adopted by the Supervisory Board to that effect with a notification thereof to the Management Board.

7.4.5.
The approval of the Supervisory Board and the General Meeting is required for resolutions of the Management Board regarding a significant change in the identity or nature of the Company or its business enterprise, including in any event to:

a.	transfer the business enterprise or practically the entire business enterprise to a third party;
b.
conclude or cancel any long-lasting cooperation by the Company or a Subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to the Company; and

c.
acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted Annual Accounts of the Company, by the Company or a Subsidiary.

7.4.6.
The Management Board shall provide the Supervisory Board in good time with all information necessary for the exercise of the duties of the Supervisory Board. At least once per year the Management Board shall inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the Company.

The Management Board shall then submit to the Supervisory Board for approval:
a.	the operational and financial objectives of the Company;
b.	the strategy designed to achieve those objectives; and
c.	the parameters to be applied in relation to the strategy, for example in respect of the financial ratios.
7.4.7.
If it has been determined by the Supervisory Board that a Managing Director has a direct or indirect personal conflict of interest with the Company, he or she shall not participate in the deliberations and the decision-making process of the Management Board. If no resolution of the Management Board can be adopted as a result of a Managing Director being unable to participate in deliberations due to a personal conflict of interest, the resolution may be adopted by the Supervisory Board.

7.4.8.
The Management Board may also adopt resolutions without holding a meeting, provided those resolutions are adopted in writing or in a reproducible manner by electronic means of communication and all the Managing Directors entitled to vote have consented to adopting the resolution outside a meeting.

Representation.
Article 7.5.
7.5.1.	The Management Board, as well as each Managing Director acting individually, is authorised to represent the Company.
7.5.2.
The Management Board may authorise one or more persons, whether or not employed by the Company, to represent the Company (procuratie) or authorise in a different manner one or more persons to represent the Company on a continuing basis.

Supervisory Board: appointment, suspension and dismissal.
Article 7.6.
7.6.1.
The Supervisory Board shall exercise the supervision of the management as conducted by the Management Board and the general course of business in the Company and its business enterprise. The Supervisory Board will consist of at least three (3) Supervisory Directors and the Supervisory Board will set the exact number of Supervisory Directors, taking into account articles 7.6.2. and 7.6.3. The Supervisory Directors must be natural persons.

7.6.2.	The Supervisory Board shall in any case consist of a Chairman and a Vice-Chairman.
7.6.3.
The Supervisory Directors are appointed by the General Meeting upon a binding nomination of the Supervisory Board, provided that one (1) Supervisory Director shall be appointed upon a binding nomination by Gribhold until the date it becomes public information by means of the AFM Register that Gribhold holds less than ten per cent (10%) of the issued Shares.

The General Meeting may at all times overrule the binding nomination by an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital. If the General Meeting overrules the binding nomination, a new meeting shall be convened and the party who made the initial binding nomination shall make a new binding nomination. A second general meeting as referred to in section 2:120(3) BW cannot be convened in respect of matters referred to in this article.
The nomination must be included in the notice of the General Meeting at which the appointment will be considered.

7.6.4.	If a nomination has not been made, this must be stated in the notice and the General Meeting may appoint a Supervisory Director at its discretion.
7.6.5.
A Supervisory Director is appointed for a term up to, at the latest, the end of the annual General Meeting held in the calendar year following the calendar year of appointment or, in case a Supervisory Director is appointed upon a binding nomination made by the Supervisory Board, the term set out in such nomination. In each case, in no instance shall the term of appointment of a Supervisory Director end for as long as such resignation would result in no Supervisory Directors being in office. Supervisory Directors may be reappointed with due observance of this article 7.6.5.

The Supervisory Board shall draw up a resignation schedule for the Supervisory Directors.
7.6.6.	The Supervisory Board may propose to the General Meeting to suspend or dismiss a Supervisory Director.
7.6.7.
If the suspension or dismissal was proposed to the General Meeting by the Supervisory Board, the resolution is adopted by an absolute majority without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Supervisory Director with an absolute majority of the votes cast, representing more than one third (1/3) of the issued share capital.

7.6.8.
A General Meeting must be held within three (3) months after a suspension of a Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another two (2) months, with articles 7.6.6 and 7.6.7 taken into account. The suspended Supervisory Director must be given the opportunity to account for his or her actions at that meeting.

If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Supervisory Director, the suspension will terminate after the period of suspension has expired.
7.6.9.
If one or more Supervisory Directors are prevented from acting, or in the case of a vacancy or vacancies for one or more Supervisory Directors, the remaining Supervisory Directors will temporarily be in charge of the supervision, without prejudice to the right of the General Meeting to appoint a temporary Supervisory Director to replace the Supervisory Director concerned.

7.6.10.	The Supervisory Board may institute committees from among its members.
7.6.11.
The Supervisory Board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the Supervisory Directors.

Supervisory Board: remuneration.
Article 7.7.
The General Meeting determines the remuneration of Supervisory Directors. Supervisory Directors will be reimbursed for their expenses.
Supervisory Board: adoption of resolutions.
Article 7.8.
7.8.1.	The Supervisory Board may adopt Supervisory Board Rules.
7.8.2.
The Supervisory Board shall meet whenever a Supervisory Director or a Managing Director so requires. The Supervisory Board will adopt its resolutions both at and outside a meeting if the absolute majority of the Supervisory Directors entitled to vote, has voted in favour of the resolution, unless the Supervisory Board Rules provide otherwise. In the event of a tie vote, the proposal shall be rejected. A document stating that one or more resolutions have been adopted by the Supervisory Board and signed by the Company Secretary will constitute valid proof of those resolutions. The Supervisory Board Rules may provide that one or more resolutions can only be adopted when one or more Supervisory Directors with a specific function vote in favor of a specific proposal.

7.8.3.
At a meeting of the Supervisory Board, a Supervisory Director may only be represented by another Supervisory Director holding a proxy in writing or in a reproducible manner by electronic means of communication.

7.8.4.
If it has been determined by the Supervisory Board that a Supervisory Director has a direct or indirect personal conflict of interest with the Company, he or she shall not participate in the deliberations and the decision-making process of the Supervisory Board. The Supervisory Board Rules may further specify what qualifies as a conflict of interest as referred to in the preceding sentence. If as a result of a conflict of interest, as referred to in the first sentence of this article, all Supervisory Directors are unable to participate in the deliberations and the decision-making process and no resolution of the Supervisory Board can be adopted, the resolution can be adopted by the General Meeting.

7.8.5.
If the Supervisory Board Rules provide that the vote in favor of one or more Supervisory Directors with a specific function is required for a resolution to be adopted, and if the Supervisory Board cannot adopt a resolution as a result of a Supervisory Director whose vote in favor of the resolution is required having a conflict of interest as referred to in the first sentence of article 7.8.4, the Supervisory Board Rules may provide that the resolution can nonetheless be adopted by unanimous votes of the other Supervisory Directors entitled to vote.

7.8.6.	The Managing Directors shall attend the meetings of the Supervisory Board, if invited to do so, and they shall provide in those meetings all information required by the Supervisory Board.
7.8.7.
The Supervisory Board may decide that one or more Supervisory Directors will have access to all the premises of the Company and will be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more Supervisory Directors will be authorised to exercise a portion of such powers.

7.8.8.	At the expense of the Company, the Supervisory Board may obtain such advice from experts as the Supervisory Board deems desirable for the proper fulfilment of its duties.
7.8.9.
The Supervisory Board may appoint from among its members a delegate Supervisory Director, who will be charged with maintaining a more regular contact with the Management Board and to provide the Management Board with advice.

Indemnification Managing Directors and Supervisory Directors.
Article 7.9.
7.9.1.	Unless Dutch law provides otherwise, the following will be reimbursed to current and former Managing Directors and Supervisory Directors:
a.
the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

b.	any damages or fines payable by them as a result of an act or failure to act as referred to under a.; and
c.
the reasonable costs of appearing in other legal proceedings or investigations in which they are involved as current or former Managing Directors or Supervisory Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

7.9.2.	There shall be no entitlement to reimbursement as referred to above if and to the extent that:
a.
a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful (opzettelijk) or grossly negligent (grove schuld) misconduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b.	the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss.
7.9.3.
The reimbursements as referred to in article 7.9.1 will be made immediately upon receipt of invoices or other documents evidencing the costs or other relevant payment obligations of the director involved. If and to the extent that it has been established by a Dutch court or, in the event of arbitration, by an arbitrator in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he or she shall immediately repay the amount reimbursed by the Company.

7.9.4.	The Company may take out liability insurance for the benefit of the persons concerned.
Chapter 8
General Meetings.
Article 8.1.
8.1.1.	General Meetings will be held in Amsterdam, Utrecht, Enschede or Haarlemmermeer.
8.1.2.	A General Meeting must be held at least once a year, no later than in June of each year.
8.1.3.
The Management Board and the Supervisory Board shall provide the General Meeting with all information requested, unless this would be contrary to an overriding interest of the Company. If the Management Board or Supervisory Board invokes an overriding interest, it must provide reasons to do so.

General Meetings: convocation.
Article 8.2.
General Meetings will be convened by the Management Board or Supervisory Board.
General Meetings: notice and agenda.
Article 8.3.
8.3.1.
Notice of a General Meeting must be given by the Management Board or Supervisory Board with due observance of a notice period of at least such number of days prior to the day of the meeting as required by law and in accordance with law and the regulations of any stock exchange where Shares are quoted on the official list.

8.3.2.
The Management Board or Supervisory Board may decide that the notice to a Person with Meeting Rights who agrees to an electronic notification, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

8.3.3.
A matter, the consideration of which has been requested in writing by one or more Shareholders, representing solely or jointly at least the percentage of the issued share capital prescribed by law, will be placed on the notice convening a meeting if the Company has received the request not later than on the date as prescribed by law and in accordance with the procedure set by the Company.

8.3.4.	The Management Board shall inform the General Meeting by means of a shareholders’ circular or explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda.
General Meetings: attendance at meetings.
Article 8.4.
8.4.1.
In case the requirements of the last sentence of section 2:119(1) BW are met, the last sentence of this article 8.4.1 applies. In case the requirements of the last sentence of section 2:119(1) BW are not met, the Management Board is authorised to resolve that the last sentence of this article 8.4.1 applies. In respect of a specific General Meeting “Persons with Meeting Rights” and “Persons with Voting Rights” means those persons who:

a.	are Persons with Meeting Rights or Persons with Voting Rights, respectively, on the Record Date for the relevant General Meeting; and
b.	are registered as such in a register designated for this purpose by the Management Board, regardless of who is entitled to the Shares at the time of the relevant General Meeting.
8.4.2.
The Management Board may decide that Persons with Voting Rights may, within a period prior to the General Meeting to be set by the Management Board, which period cannot begin prior to the Record Date, cast their votes electronically in a manner to be decided by the Management Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

8.4.3.	The Management Board may decide that the business transacted at a General Meeting can be recorded by electronic means of communication.

8.4.4.
The Management Board may decide that each Person with Meeting Rights and each Person with Voting Rights may, in person or represented by a written proxy, take part in, address and, where applicable, vote at the General Meeting using electronic means of communication, provided that such person can be identified via the same electronic means and is able to directly observe the proceedings and, where applicable, vote at the General Meeting concerned and can exercise his or her voting rights. The Management Board may attach conditions to the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights or the Person with Voting Rights and for the reliability and security of the communication. The conditions must be included in the notice convening the General Meeting and be published on the Company’s website.

8.4.5.	Managing Directors and Supervisory Directors are entitled to attend the General Meetings. They will have an advisory vote at the General Meetings.
8.4.6.	Furthermore, admission must be given to the persons whose attendance at the General Meeting is approved by the chairman of the meeting.
8.4.7.	All issues concerning the admission to the General Meeting will be decided by the chairman of the meeting.
8.4.8.
In order for a person to be able to exercise Meeting Rights and the right to vote in a specific General Meeting, that person must notify the Company in writing of his or her intention to do so no later than on such day and at such place mentioned in the notice convening the General Meeting. The notice must contain the name and the number of Shares the person will represent in the General Meeting.

8.4.9.
In the event that Meeting Rights or the right to vote in a General Meeting are to be exercised by a proxy authorised in writing, the proxy must have been received by the Company no later than the date determined by the Management Board as referred to in article 8.4.2. The requirement that a proxy must be in writing is satisfied when the power of attorney is recorded electronically.

General Meetings: order of the meeting; minutes.
Article 8.5.
8.5.1.
The General Meeting will be presided over by the Chairman. However, the Chairman may charge another person to preside over the General Meeting in his or her place even if the Chairman is present at the meeting. If the Chairman is absent and he or she has not charged another person to preside over the meeting in his or her place, the Supervisory Directors present at the meeting will appoint one of them to be chairman. If no Supervisory Directors are present at the General Meeting, the General Meeting will be presided by the CEO, or, if the CEO is absent, by the CFO. The chairman shall designate the secretary.

8.5.2.
The chairman of the meeting will determine the order of proceedings at the meeting with due observance of the agenda and he may restrict the speaking time or take other measures to ensure an orderly progress of the meeting.

8.5.3.	All issues concerning the proceedings at the meeting will be decided by the chairman of the meeting.
8.5.4.
Minutes must be kept of the business transacted at the meeting unless a notarial record is prepared of the meeting. Minutes must be adopted and in evidence of that adoption be signed by the chairman and the secretary of the meeting concerned.

8.5.5.	A document stating that one or more resolutions have been adopted by the General Meeting and signed by the Company Secretary constitutes valid proof of those resolutions.
General Meetings: adoption of resolutions.
Article 8.6.
8.6.1.	All resolutions of the General Meeting will be adopted by an absolute majority of the votes cast unless the law or these articles of association provide otherwise.
8.6.2.	Each Share confers the right to cast one (1) vote at the General Meeting. Blank votes and invalid votes will be regarded as not having been cast.

8.6.3.
No votes may be cast at the General Meeting in respect of Shares held by the Company or any of its Subsidiaries. Holders of a right of usufruct and pledge of Shares which belong to the Company or its Subsidiaries shall not be excluded from the right to vote if the right of usufruct or pledge was created before the Shares concerned were held by the Company or a Subsidiary and at the creation of the right of pledge or the right of usufruct, the voting rights were granted to the pledgee or holder of the right of usufruct. The Company or any of its Subsidiaries shall not cast a vote at the General Meeting in respect of Shares on which it has a right of usufruct or a right of pledge.

8.6.4.	The chairman of the General Meeting determines the method of voting.
8.6.5.
The ruling pronounced by the chairman of the General Meeting in respect of the outcome of any vote taken at a General Meeting is decisive. This equally applies to the contents of any resolution adopted.

8.6.6.	Any and all disputes with regard to voting for which neither the law nor these articles of association provide will be decided by the chairman of the General Meeting.
General Meetings: adoption of resolutions outside a meeting.
Article 8.7.
8.7.1.
Persons with Voting Rights may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting, provided that the resolution is adopted in writing by the unanimous vote of all Persons with Voting Rights. Resolutions cannot be adopted outside a meeting if registered depositary receipts for shares have been issued with the Company’s cooperation.

Chapter 9
Financial year; Annual Accounts. Article 9.1.
9.1.1.	The financial year of the Company will be the calendar year.
9.1.2.	Annually, within the period required by law, the Management Board shall prepare Annual Accounts.
The Annual Accounts must be accompanied by the Auditor’s statement referred to in article 9.2.1, in the Management Report, unless section 2:391 BW does not apply to the Company, as well as the other particulars to be added to those documents by virtue of applicable statutory provisions.
The Annual Accounts must be signed by all Managing Directors and by all Supervisory Directors. If the signature of one or more of them is lacking, this must be disclosed, stating the reasons that any signature is lacking.
9.1.3.
The Company must ensure that the Annual Accounts as prepared, the Management Report and the other particulars referred to in article 9.1.2 are made available at the office of the Company as of the date of the notice of the General Meeting at which they are to be discussed.

The Shareholders and other Persons with Meeting Rights may inspect these documents at the office of the Company and obtain a copy of these documents at no cost.
Auditor.
Article 9.2.
9.2.1.
The General Meeting shall instruct an Auditor to audit the Annual Accounts prepared by the Management Board, in accordance with the provisions of section 2:393(3) BW. The Auditor shall report on his or her audit to the Management Board and the Supervisory Board and shall present the results of his or her examination in an Auditor’s statement regarding the accuracy of the annual accounts.

9.2.2.
If the General Meeting fails to issue instructions to the Auditor, the Supervisory Board will be so authorised, or if the Supervisory Board also fails to give issue instructions to an Auditor, the Management Board.

9.2.3.
The assignment given to the Auditor may be revoked by the General Meeting and by the corporate body which has given that assignment. Furthermore, the assignment given by the Management Board may be revoked by the Supervisory Board.

The assignment may only be revoked for good reasons with due observance of section 2:393(2) BW.

9.2.4.	The Management Board as well as the Supervisory Board may give assignments to the Auditor or any other Auditor at the expense of the Company.
9.2.5.
In accordance with the provisions of section 2:393(1) BW, the Company shall notify the AFM regarding the proposed Auditor to audit the Annual Accounts before an instruction to the Auditor is given as set out in this article 9.2.

Chapter 10
Profit and loss. Distributions on Shares.
Article 10.1.
10.1.1.	The Company may make distributions on Shares only to the extent that its
Shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.
10.1.2.
Distributions of profit, meaning the net earnings after taxes shown by the adopted Annual Accounts, shall be made after the adoption of the Annual Accounts from which it appears that they are permitted, entirely without prejudice to any of the other provisions of the articles of association.

10.1.3.	The Management Board may determine, with the approval of the Supervisory Board, that all or part of the profit shall be added to the reserves.
10.1.4.
The profit remaining after application of article 10.1.3 shall be at the disposal of the General Meeting. The General Meeting may resolve to carry it to the reserves or to distribute it among the holders of Shares.

10.1.5.
On a proposal of the Management Board, which proposal has been approved by the Supervisory Board, the General Meeting may resolve to distribute to the holders of Shares a dividend in the form of Shares in the capital of the Company.

10.1.6.
Subject to the other provisions of this article 10.1 the General Meeting may, on a proposal made by the Management Board which proposal is approved by the Supervisory Board, resolve to make distributions to the holders of Shares to the debit of one or several reserves which the Company is not prohibited from distributing by virtue of the law.

10.1.7.
No dividends on Shares shall be paid to the Company on Shares which the Company itself holds in its own capital or the depositary receipts issued for which are held by the Company, unless such Shares are encumbered with a right of usufruct or pledge.

10.1.8.	The Management Board is authorised to determine how a deficit appearing from the Annual Accounts will be accounted for.
Interim distributions.
Article 10.2.
10.2.1.
The Management Board, subject to the approval of the Supervisory Board, may resolve to make an interim distribution to the Shareholders, provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that the requirement of article 10.1.1 has been fulfilled.

10.2.2.
The interim statement of assets and liabilities must relate to the condition of the assets and liabilities on a date no earlier than the first (1st) day of the third (3rd) month preceding the month in which the resolution to distribute is published. It must be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under the law and these articles of association must be included in the statement of assets and liabilities. It must be signed by the Managing Directors and Supervisory Directors. If one or more of their signatures are missing, this absence and the reason for this absence must be stated.

Notices and payments.
Article 10.3.
10.3.1.	Any proposal for distribution of a dividend on Shares and any resolution to distribute an interim dividend on Shares must immediately be published by the Management Board in accordance with the regulations of any stock exchange where the Shares are quoted on the official list. The notification must specify the date when and the place where the dividend will be payable or - in the case of a proposal for distribution of dividend - is expected to be made payable.
10.3.2.	Dividends will be payable no later than thirty (30) days after the date when they were declared, unless the Management Board determines a different date.
10.3.3.	Dividends which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable will be forfeited to the Company and be carried to the reserves.
10.3.4.	The Management Board may determine that distributions on Shares will be made payable either in euro or in another currency.
Chapter 11
Amendment of these articles of association; dissolution of the Company.
Article 11.1.
11.1.1.
A resolution to amend these articles of association or to dissolve the Company may only be adopted by the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board.

11.1.2.	The specific right of Gribhold set out in article 7.6.3 of these articles of association, cannot be amended without the prior written consent of Gribhold until the date such right has lapsed.
Liquidation.
Article 11.2.
11.2.1.	On the dissolution of the Company, the liquidation shall be carried out by the Management Board under the supervision of the Supervisory Board, unless otherwise resolved by the General Meeting.
11.2.2.	Pending the liquidation the provisions of the articles of association shall remain in force to the fullest possible extent.
11.2.3.
The surplus assets of the Company remaining after satisfaction of its debts shall, in accordance with the provisions of section 2:23b BW be for the benefit of the holders of Shares in proportion to the nominal value amount of Shares held by each of them.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Except as hereinafter set forth, there is no Article provision, contract, arrangement or statute under which any director or officer of Just Eat Takeaway.com is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.
Just Eat Takeaway.com is a Dutch public limited liability company and under Dutch law indemnification provisions may be included in the Articles. Accordingly, the Articles provide that, unless Dutch law provides otherwise, Just Eat Takeaway.com will reimburse the current and former Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors for (a) the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the request of Just Eat Takeaway.com; (b) any damages or fines payable by them as a result of an act or failure to act as referred to above under (a); and (c) the reasonable costs of appearing in other legal proceedings or investigations in which they are involved as current or former Just Eat Takeaway.com Managing Directors or Just Eat Takeaway.com Supervisory Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf. However, these persons will not be entitled to reimbursement if and to the extent that (i) a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful (opzettelijk) or grossly negligent (grove schuld) misconduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or (ii) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss. Just Eat Takeaway.com may enter into indemnification agreements with the Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors and officers to provide. Just Eat Takeaway.com has purchased directors’ and officers’ liability insurance for the Just Eat Takeaway.com Managing Directors and Just Eat Takeaway.com Supervisory Directors and certain other officers, substantially in line with that purchased by similarly situated companies conducting business in the same sector.

Item 21. Exhibits and Financial Statement Schedules.
Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of 10 June 2020, among Grubhub Inc., Checkers Merger Sub I, Inc., Checkers Merger Sub II, Inc. and Just Eat Takeaway.com N.V. (included as Annex A-1 to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

2.1(i)
First Amendment, dated as of 4 September 2020, among Just Eat Takeaway.com N.V., Checkers Merger Sub I, Inc., Checkers Merger Sub II, Inc. and Grubhub Inc., to the Agreement and Plan of Merger, dated as of 10 June 2020, among Just Eat Takeaway.com N.V., Checkers Merger Sub I, Inc., Checkers Merger Sub II, Inc. and Grubhub Inc. (included as Annex A-2 to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.1
Unofficial Translation Articles of Association of Just Eat Takeaway.com N.V. (included as Annex D to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

*4.2
Form of Deposit Agreement between Just Eat Takeaway.com N.V., Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

4.3	Trust Deed, dated 25 January 2019, between Just Eat Takeaway.com N.V. (formerly Takeaway.com N.V.) and Stichting Trustee Takeaway.com as trustee for the holders of the Convertible Bonds 2019.

4.4	Trust Deed, dated 30 April 2020, between Just Eat Takeaway.com and Stichting Trustee Just Eat Takeaway.com as trustee for the holders of the Convertible Bonds 2020.

4.5
Indenture, dated 10 June 2019, among Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Grubhub Inc.’s Form 8-K dated 10 June 2019).

*5.1	Form of Opinion of De Brauw Blackstone Westbroek N.V. regarding legality of the Just Eat Takeaway.com N.V. Shares being registered pursuant to this Registration Statement.

*5.2	Form of Opinion of Kirkland & Ellis LLP regarding tax matters and consequences for Grubhub Stockholders in connection with the Transaction.

10.1
Voting and Support Agreement, dated 10 June 2020, among Mr. Jitse Groen and Grubhub Inc. (included as Annex B to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

10.2	[Relationship Agreement, dated 20 December 2018 between Just Eat Takeaway.com N.V. and Delivery Hero SE.]

21.1	List of Subsidiaries of Just Eat Takeaway.com N.V.

*23.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm of Just Eat Takeaway.com N.V.

Exhibit Number	Description
*23.2	Consent of Deloitte LLP, independent auditor of Just Eat Limited (formerly Just Eat plc).

*23.3	Consent of Crowe LLP, independent registered public accounting firm of Grubhub Inc.

*24.1	Power of Attorney (contained on signature page to this Registration Statement).

*99.1	Form of Proxy Card of Grubhub Inc.

*99.2	Consent of Evercore Group L.L.C.

99.3	Consent of Matthew Maloney.

99.4	Consent of Lloyd Frink.

99.5	Consent of David Fisher.
*	To be filed by amendment

Item 22. Undertakings
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed or continuous offering.
(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(a) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(7) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(9) That every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(10) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(11) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(12) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, the Netherlands on     2021.
JUST EAT TAKEAWAY.COM N.V.

By:
Name:
Title:
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears above and below hereby constitutes and appoints    ,     and    , and each of them acting without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, with full power and authority to act in any and all capacities in connection with a registration statement on Form F-4 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the share capital of Just Eat Takeaway.com N.V. including, without limiting the generality of the foregoing, to execute the Registration Statement on his or her behalf as a director or officer of, or on behalf of, Just Eat Takeaway.com N.V., and any or all amendments or supplements thereto, including any or all pre- and post-effective amendments, whether on Form F-4 or otherwise, and any new registration statement related thereto, filed under Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done or incidental to the performance and execution of the powers herein expressly granted and that may be required to enable Just Eat Takeaway.com N.V. to comply with the Securities Act or the Securities Exchange Act of 1934, as amended, and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that either said attorney-in-fact or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on     2021.
Name	Title

Managing Director (Chief Executive Officer)
Name: Jitse Groen

Managing Director (Chief Financial Officer)
Name: Brent Wissink

Managing Director (Chief Operating Officer)
Name: Jörg Gerbig

Supervisory Director (Chairman of the Supervisory Board)
Name: Adriaan Nühn

Supervisory Director (Vice-Chairman of the Supervisory Board)
Name: Corinne Vigreux

Name	Title

Supervisory Director
Name: Gwyn Burr

Supervisory Director
Name: Jambu Palaniappan

Supervisory Director
Name: Ron Teerlink
AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Just Eat Takeaway.com N.V. in the United States, on     2021.
Puglisi & Associates
Authorized Representative in the United States
By:	Name:	Donald Puglisi
	Title:	Managing Director